Exhibit 99.1

Annual Report 2015 Economic-Financial Information ABENG

o Auditor's report

ABENGOA Auditor's report Deloitte. Deloitte S .L 13 Espana Tel +34 954 48 93 00 10 An audit involves performing procedures to obtain audit evidence about the amounts and disclosure the consolidated financial statements. The procedures selected depend on the auditor's judgem including the assessment of the risks of material misstatement ofthe consolidated financial statem whether due to fraud or error. In making those risk assessments, the auditor considers internal con relevant to the preparation by the Parent's directors of the consolidated financial statements in ord design audit procedures that are appropriate in the circumstances, but not for the purpose of expres Translation of a report originally issued in Spanish based on our work performed in accordance with the audit regulations in force in Spain. In the event of a discrepancy, the Spanish-language version prevails. an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating appropriateness of accounting policies used and the reasonableness of accounting estimates mad management, as well as evaluating the overall presentation of the consolidated financial statement We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis INDEPENDENT AUDITOR'S REPORT ON CONSOLIDATED FINANCIAL STATEMENTS our audit opinion. To the Shareholders of Abengoa, S.A., Opinion In our opinion , the accompanying consolidated financial statements present fairly, in all mat respects, the consolidated equity and consolidated financial position of Abengoa, S.A. and Subsidia Report on the Consolidated Financial Statements as at 31 December 20 I 5, and their consolidated results and their consolidated cash flows for the then ended in accordance with International Financial Reporting Standards as adopted by the Europ We have audited the accompanying consolidated financial statements of Abengoa, S.A. ("the Parent") and Subsidiaries ("the Group"), which comprise the consolidated statement of financial position as at 3 I December 2015, and the consolidated statement of profit or loss, consolidated statement of comprehensive income, consolidated statement of changes in equity, consolidated statement of cash flows and notes to the consolidated financial statements for the year then ended. Union and the other provisions of the regulatory financial reporting framework applicable to the Gr in Spain. Emphasis of Matter Without qualifying our audit opinion, we draw attention to the information included in Notes 2 a Directors' Responsibility for the Consolidated Financial Statements to the accompanying consolidated financial statements, which describe the events that occurred in second halfof2015 which led the Parent's directors to submit the notification provided for in Artic The Parent's directors are responsible for preparing the accompanying consolidated financial statements so that they present fairly the consolidated equity, consolidated financial position and consolidated results of Abengoa, S.A. and Subsidiaries in accordance with International Financial Reporting Standards as adopted by the European Union and the other provisions of the regulatory financial reporting framework applicable to the Group in Spain (identified in Note 2.1 to the accompanying consolidated financial statements) and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error. bis of Spanish Insolvency Law 22/2003 at Seville Commercial Court no. 2 on 25 November 2015 to request similar proceedings for certain subsidiaries both in Spain and in other countries. On 16 M 2016, the Parent presented its business plan and financial restructuring proposal which were previo agreed upon with a significant number of its financial creditors based on the aforementioned plan which included, inter alia, the adherence ofthe financial creditors to a seven-month standstill agreem and which, following obtainment of the majorities required by current legislation, was accepted Seville Commercial Court no.2 on 6 April 2016. The aforementioned agreement provides for negotiation of the restructuring of the Group's debt and capital in order to ensure the viability o operations. Therefore, the directors prepared the accompanying consolidated financial statem considering the entity's ability to continue as a going concern. Auditor's Responsibility Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with the audit regulations in force in Spain. Those regulations require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. The above-mentioned events and their impact on the financial and economic position of the Group reflected in the accompanying consolidated financial statements for 2015, indicate the existence significant uncertainty as to the Group's ability to continue to operate as a going concern. Conseque the recovery of the assets, the settlement of the liabilities and the fulfilment of the guarantee collateral commitments for the amounts indicated in the accompanying consolidated finan statements will depend on the success of such financial and corporate restructuring measures as m be approved, on the performance of the Group companies' operations and on the possible fu decisions that the Group's managers may make on disposals of assets or business lines. Deoitte S L l'lscrr:a en e Registro Mercantil de Ma drid, tomo 13 . 650, secd6n 8', folo 188, hoja M-54414, mscripci6n 96'. CI.F.: B-791041\69 Drrna l l o socia i Piazal'<looR u izPcasso,I , TorreP icasso. 28020,Madr i d

ABENGOA Report on Other Legal and Regulatory Requirements The accompanying consolidated directors" report for 2015 contains the explanations which the Parent's directors consider appropriate about the situation of Abengoa, S.A. and Subsidiaries, the evolution of their business and other matters, but is not an integral part of the consolidated financial statements. We have checked that the accounting information in the consolidated directors' report is consistent with that contained in the consolidated financial statements for 2015. Our work as auditors was limited to checking the consolidated directors' report with the aforementioned scope, and did not include a review of any information other than that drawn from the accounting records of Abengoa, S.A. and Subsidiaries. DELOITTE, S.L. Registe red in ROAC under no. 80692 -rtt.:11M I 81114 _, rr; Alonso 20 April 2016

ABENGOA Auditor’s report Page 4 Consolidated financial statements Annual Report 2015 02

ABENGOA Auditor’s report Page 5 Consolidated statements of financial position Annual Report 2015 02.1

ABENGOA Consolidated financial statements

Page 6

Annual Report 2015

Consolidated statements of financial position as of December 31, 2015 and 2014

\- Amounts in thousands of euros -

Assets	Note (1)	12/31/2015	12/31/2014
Non-current assets			
Goodwill		364,429	487,645
Other intangible assets		1,081,548	1,080,729
Intangible assets	8	1,445,977	1,568,374
Property, plant & equipment	9	1,154,074	1,287,313
Concession assets in projects		2,411,291	4,942,189
Other assets in projects		948,372	1,246,176
Fixed assets in projects (project finance)	10	3,359,663	6,188,365
Investments in associates carried under the equity method	11	1,197,691	311,261
Available for sale financial assets	13	41,057	39,466
Other receivable accounts	15	1,057,729	641,024
Derivative assets	14	14,941	5,997
Financial investments		1,113,727	686,487
Deferred tax assets	24	1,584,751	1,503,609
Total non-current assets		9,855,883	11,545,409
Current assets			
Inventories	16	311,262	294,789
Trade receivables		1,248,227	1,477,711
Credits and other receivables		756,209	679,205
Clients and other receivables	15	2,004,436	2,156,916
Available for sale financial assets	13	5,342	7,183
Other receivable accounts	15	499,665	1,026,528
Derivative assets	14	13,814	14,842
Financial investments		518,821	1,048,553
Cash and cash equivalents	17	680,938	1,810,813
		3,515,457	5,311,071
Assets held for sale	7	3,255,859	8,390,115
Total current assets		6,771,316	13,701,186
Total assets		16,627,199	25,246,595

(1) Notes 1 to 33 are an integral part of these Consolidated financial statements as of December 31, 2015

Consolidated statements of financial position as of December 31, 2015 and 2014

\- Amounts in thousands of euros -

Equity and liabilities	Note (1)	12/31/2015	12/31/2014
Equity attributable to owners of the Parent			
Share capital	18	1,841	91,799
Parent company reserves	18	1,784,044	1,334,286
Other reserves	18	(79,473)	(289,583)
Fully or proportionally consolidated entities		(1,022,854)	(523,465)
Associates		(7,559)	(5,866)
Accumulated currency translation differences	18	(1,030,413)	(529,331)
Retained earnings	18	(613,717)	838,099
Non-controlling Interest		390,633	1,200,902
Total equity		452,915	2,646,172
Non-current liabilities			
Project debt	19	503,509	4,158,904
Borrowings		6,566	871,613
Notes and bonds		-	2,755,993
Financial lease liabilities		19,522	24,064
Other loans and borrowings		345,437	97,029
Corporate financing	20	371,525	3,748,699
Grants and other liabilities	21	234,193	212,606
Provisions and contingencies	22	62,765	75,117
Derivative liabilities	14	38,002	225,298
Deferred tax liabilities	24	317,689	281,797
Personnel liabilities	33	3,631	56,659
Total non-current liabilities		1,531,314	8,759,080
Current liabilities			
Project debt	19	2,566,597	799,210
Borrowings		2,321,654	444,386
Notes and bonds		3,300,825	1,096,965
Financial lease liabilities		17,020	10,927
Other loans and borrowings		557,047	24,373
Corporate financing	20	6,196,546	1,576,651
Trade payables and other current liabilities	25	4,379,252	5,555,168
Income and other tax payables		195,446	337,297
Derivative liabilities	14	107,917	79,737
Provisions for other liabilities and charges		5,789	12,762
		13,451,547	8,360,825
Liabilities held for sale	7	1,191,423	5,480,518
Total current liabilities		14,642,970	13,841,343
Equity and liabilities		16,627,199	25,246,595

(1) Notes 1 to 33 are an integral part of these Consolidated financial statements as of December 31, 2015

ABENGOA Consolidated financial statements Page 7 Consolidated income statements Annual Report 2015 02.2

ABENGOA Consolidated financial statements

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Annual Report 2015

Consolidated income statements for the years 2015 and 2014

- Amounts in thousands of euros -

	Note (1)	2015	2014
Revenue	27	5,755,482	7,150,567
Changes in inventories of finished goods and work in progress		(9,373)	1,143
Other operating income	28	196,408	188,277
Raw materials and consumables used		(3,554,856)	(4,083,125)
Employee benefit expenses	29	(839,515)	(871,883)
Depreciation, amortization and impairment charges		(814,326)	(474,864)
Other operating expenses	8 & 28	(1,032,686)	(976,957)
Operating profit		(298,866)	933,158
Financial income	30	66,953	62,118
Financial expense	30	(772,164)	(745,392)
Net exchange differences	30	(4,176)	5,035
Other financial income/(expense), net	30	(159,202)	(176,503)
Financial expense, net		(868,589)	(854,742)
Share of profit (loss) of associates carried under the equity method	11	(8,093)	7,018
Profit (loss) before income tax		(1,175,548)	85,434
Income tax (expense) benefit	31	(22,888)	58,646
Profit for the year from continuing operations		(1,198,436)	144,080
Profit (loss) from discontinued operations, net of tax	7	(144,254)	(22,203)
Profit for the year		(1,342,690)	121,877
Profit attributable to non-controling interests	18	3,021	3,628
Profit attributable to non-controling interests discontinued operations	18	126,191	(213)
Profit for the year attributable to the parent company		(1,213,478)	125,292
Weighted average number of ordinary shares outstanding (thousands)	32	898,612	835,371
Basic earnings per share from continuing operations (€ per share)	32	(1.33)	0.18
Basic earnings per share from discontinued operations (€ per share)	32	(0.02)	(0.03)
Basic earnings per share attributable to the parent company (€ per share)		(1.35)	0.15
Weighted average number of ordinary shares affecting the diluted earnings per share (thousands)	32	898,612	855,410
Diluted earnings per share from continuing operations (€ per share)	32	(1.33)	0.17
Diluted earnings per share from discontinued operations (€ per share)	32	(0.02)	(0.02)
Diluted earnings per share attributable to the parent company (€ per share)		(1.35)	0.15

(1) Notes 1 to 33 are an integral part of these Consolidated financial statements as of December 31, 2015

M • r'J Consolidated statements of comprenhensive income 0

ABENGOA Consolidated financial statements

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Annual Report 2015

Consolidated statements of comprehensive income for the years 2015 and 2014

- Amounts in thousands of euros -

	Note (1)	2015	2014
Profit for the period after income tax		(1,342,690)	121,877
Items that may be subject to transfer to income statement:			
Change in fair value of available for sale financial assets		1,240	(1,414)
Change in fair value of cash flow hedges		38,649	(223,219)
Currency translation differences		(704,912)	83,724
Tax effect		(14,260)	55,657
Net income/(expenses) recognized directly in equity		(679,283)	(85,252)
Cash flow hedges		280,523	29,720
Tax effect		(78,546)	(8,322)
Transfers to income statement for the year		201,977	21.398
Other comprehensive income		(477,306)	(63,854)
Total comprehensive income for the period		(1,819,996)	58,023
Total comprehensive income attributable to non-controlling interest		315,548	(8,354)
Total comprehensive income attributable to the parent company		(1,504,448)	49,669
Total comprehensive income attributable to the parent company from continuing operations		(1,488,180)	63,980
Total comprehensive income attributable to the parent company from discontinued operations		(16,268)	(14,311)

(1) Notes 1 to 33 are an integral part of these Consolidated financial statements as of December 31, 2015

.q-• r'J Consolidated statements of changes in equity 0

ABENGOA Consolidated financial statements
Page 12
Annual Report 2015

Consolidated statements of changes in equity for years ended December 31, 2015 and 2014

- Amounts in thousands euros -

	Attributable to the owners of the Company						
	Share capital	Parent company and other reserves	Accumulated currency translation differences	Retained earnings	Total	Non-controlling interest	Total equity
Balance at December 31, 2013	91,857	959,454	(582,835)	852,378	1,320,854	572,149	1,893,003
Profit for the year after taxes	-	-	-	125,292	125,292	(3,415)	121,877
Other comprehensive income (loss)	-	(129,127)	53,504	-	(75,623)	11,769	(63,854)
Total comprehensive income (loss)	-	(129,127)	53,504	125,292	49,669	8,354	58,023
Treasury shares	-	(2,217)	-	-	(2,217)	-	(2,217)
Capital increase	-	-	-	-	-	-	-
Capital decrease	(1,003)	1,003	-	-	-	-	-
Distribution of 2013 profit	945	154,018	-	(194,020)	(39,057)	-	(39,057)
Transactions with owners	(58)	152,804	-	(194,020)	(41,274)	-	(41,274)
Acquisitions	-	-	-	(29,318)	(29,318)	-	(29,318)
Capital increase in subsidiaries with non-controlling interest	-	-	-	86,070	86,070	630,681	716,751
Change in conditions of conversion option in convertible note	-	62,894	-	-	62,894	-	62,894
Scope variations and other movements	-	(1,322)	-	(2,303)	(3,625)	(10,282)	(13,907)
Scope variations, acquisitions and other movements	-	61,572	-	54,449	116,021	620,399	736,420
Balance at December 31, 2014	91,799	1,044,703	(529,331)	838,099	1,445,270	1,200,902	2,646,172
Profit for the year after taxes	-	-	-	(1,213,478)	(1,213,478)	(129,212)	(1,342,690)
Other comprehensive income (loss)	-	210,112	(501,082)	-	(290,970)	(186,336)	(477,306)
Total comprehensive income (loss)	-	210,112	(501,082)	(1,213,478)	(1,504,448)	(315,548)	(1,819,996)
Treasury shares	-	99,590	-	-	99,590	-	99,590
Capital increase	1,018	149,829	-	-	150,847	-	150,847
Capital decrease	(90,976)	90,976	-	-	-	-	-
Distribution of 2014 profit	-	104,705	-	(199,599)	(94,894)	-	(94,894)
Transactions with owners	(89,958)	445,100	-	(199,599)	155,543	-	155,543
Scope variations and other movements	-	4,656	-	(38,739)	(34,083)	(494,721)	(528,804)
Scope variations, acquisitions and other movements	-	4,656	-	(38,739)	(34,083)	(494,721)	(528,804)
Balance at December 31, 2015	1,841	1,704,571	(1,030,413)	(613,717)	62,282	390,633	452,915

Notes 1 to 33 are an integral part of these Consolidated Financial Statements as of December 31, 2015

ABENGOA Cuentas anuales consolidadas Pág. 13 Consolidated cash flow statements Informe Anual 2015 02.5

ABENGOA Consolidated financial statements

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Annual Report 2015

Consolidated cash flow statements for the years 2015 and 2014

- Amounts in thousands of euros -

	Note (1)	2015	2014
I. Profit for the year from continuing operations		(1.198.436)	144.080
Non-monetary adjustments			
Depreciation, amortization and impairment charges	5	814,326	474,864
Finance (income)/expenses		610,986	648,346
Fair value gains on derivative financial instruments	30	43,063	35,145
Shares of (profits)/losses from associates	11	8,093	(7,018)
Income tax	31	22,888	(58,646)
Changes in consolidation and other non-monetary items		(326,178)	(54,078)
II. Profit for the year from continuing operations adjusted by non monetary items		(25,258)	1,182,693
Variations in working capital and discontinued operations			
Inventories		(29,518)	67,116
Clients and other receivables		(59,472)	(654,732)
Trade payables and other current liabilities		(666,487)	246,317
Financial investments and other current assets/liabilities		257,097	(158,075)
Elimination of flows from discontinued operations		(142,091)	(24,245)
III. Variations in working capital and discontinued operations		(640,471)	(523,619)
Income tax paid		(20,771)	8,642
Interest paid		(829,285)	(806,196)
Interest received		39,501	33,899
Elimination of flows from discontinued operations		279,630	123,167
IV. Received/(paid) for interest and income tax		(530,925)	(640,488)
A. Net cash used provided by operating activities from continuing operations		(1,196,654)	18,586
Acquisition of subsidiaries	11	(28,558)	(303,744)
Investment in property, plant & equipment	9 & 10	(103,667)	(142,265)
Investment in intangible assets	8 & 10	(2,077,738)	(2,437,292)
Other non-current assets/liabilities		(76,260)	(34,816)
Elimination of flows from discontinued operations	7	102,136	284,019
I. Investments		(2,184,087)	(2,634,098)
Acquisition of subsidiaries		210,360	11,707
Disposals related to the sale of assets to Abengoa Yield (ROFO 2 & 4)	6.3	367,659	-
Investment in property, plant & equipment	9 & 10	3,736	14,142
Investment in intangible assets	8 & 10	-	10,552
Other non-current assets/liabilities		-	97,993
II. Disposals		581,755	134,394
B. Net cash used in investing activities from continuing operations		(1,602,332)	(2,499,704)
Proceeds from loans and borrowings		4,010,162	5,038,869
Repayment of loans and borrowings		(2,455,799)	(4,108,544)
Dividends paid to company's shareholders		(90,235)	(39,057)
Initial Public Offering of subsidiaries	6.2	331,855	611,039
Share capital increase with non-controlling interest by Abengoa Yield to fund the sale of assets (ROFO 3)	6.3	301,863	0
Other finance activities		46,377	338,818
Elimination of flows from discontinued operations		(157,999)	(250,507)
C. Net cash provided by financing activities from continuing operations		1,986,224	1,590,618
Net increase/(decrease) in cash and cash equivalents		(812,762)	(890,500)
Cash, cash equivalents and bank overdrafts at beginning of the year	17	1,810,813	2,951,683
Translation differences cash or cash equivalent		(58,160)	31,276
Elimination of cash and cash equivalents classified as assets held for sale during the year		(37,609)	(21,792)
Elimination of cash and cash equivalents classificated as discontinued operations during the year		(221,344)	(259,854)
Cash and cash equivalents at end of the year		680,938	1,810,813

(1) Notes 1 to 33 are an integral part of these Consolidated Financial Statements as of December 31, 2015

ABENGOA Cuentas anuales consolidadas Pág. 15 Notes to the consolidated financial statements Informe Anual 2015 02.6

ABENGOA Consolidated financial statements Page 16 Contents Note 28.-Other operating income and expenses .................................................................106 Note 29.-Employee benefit expenses ..................................................................................106 Note 30.-Finance income and expenses ..............................................................................107 Note 31.-Income tax ...........................................................................................................108 Note 32.-Earnings per share................................................................................................109 Note 33.-Other information ................................................................................................110 Note 1.-General information ................................................................................................ 17 Note 2. - Summary of significant accounting policies ............................................................ 18 Note 3.-Critical accounting estimates and judgements ......................................................... 40 Note 4.-Financial risk management ...................................................................................... 42 Note 5.-Segment information............................................................................................... 46 Note 6.-Changes in the composition of the Group............................................................... 50 Note 7.-Non-current assets held for sale and discontinued operations.................................. 54 Note 8.-Intangible assets ...................................................................................................... 59 Note 9.-Property, plant and equipment ................................................................................ 61 Note 10.-Fixed assets in projects........................................................................................... 63 Note 11.-Investments in associates ....................................................................................... 66 Note 12.-Financial instruments by category .......................................................................... 68 Note 13.-Available-for-sale financial assets ........................................................................... 70 Note 14.-Derivative financial instruments ............................................................................. 71 Note 15.-Clients and other receivable accounts.................................................................... 75 Note 16.-Inventories............................................................................................................. 78 Note 17.-Cash and cash equivalents..................................................................................... 78 Note 18.-Shareholders´ equity .............................................................................................. 79 Note 19.-Project debt ........................................................................................................... 85 Note 20.-Corporate financing .............................................................................................. 89 Note 21.-Grants and other liabilities ..................................................................................... 97 Note 22.-Provisions and contingences .................................................................................. 97 Note 23.-Third-party guarantees and commitments ............................................................. 99 Note 24.-Tax situation ........................................................................................................ 101 Note 25.-Trade payables and other current liabilities .......................................................... 104 Note 26.-Construction contracts ........................................................................................ 105 Note 27.-Revenues ............................................................................................................. 105 Annual Report 2015

ABENGOA Consolidated financial statements Page 17 Notes to the Consolidated Financial Abengoa is an international company that applies innovative technology solutions for sustainability in the energy and environment sectors, generating electricity from renewable resources, converting biomass into biofuels and producing drinking water from sea water. The Company supplies engineering projects under the ‘turnkey’ contract modality and operates assets that generate renewable energy, produce biofuel, manage water resources, desalinate sea water and treat sewage. Statements for the year ended 31, 2015 Note 1.-General information December Abengoa`s business is organized under the following three activities: › Engineering and construction: includes the traditional engineering activities in the energy and water sectors, with more than 70 years of experience in the market and the development of solar technology. Abengoa is specialized in carrying out complex turnkey projects for thermo-solar plants, solar-gas hybrid plants, conventional generation plants, biofuels plants and water infrastructures, as well as large-scale desalination plants and transmission lines, among others. Abengoa, S.A. is the parent company of the Abengoa Group (referred to hereinafter as ‘Abengoa’, ‘the Group’ or ‘the Company’), which at the end of 2015, was made up of 687 companies: the parent company itself, 577 subsidiaries, 78 associates, 31 joint ventures and 211 UTES (temporary joint operations). Additionally, the Group held a number of interests, of less than 20%, in other entities. › Concession-type infrastructures: groups together the company’s extensive portfolio of proprietary Abengoa, S.A. was incorporated in Seville, Spain on January 4, 1941 as a Limited Liability Company and was subsequently transformed into a Limited Liability Corporation (‘S.A.’ in Spain) on March 20, 1952. Its registered office is Campus Palmas Altas, C/ Energía Solar nº 1, 41014 Seville. concession assets that generate revenues governed by long term sales agreements, such as take-or-pay contracts, tariff contracts or power purchase agreements. This activity includes the operation of electric energy generation plants (solar, cogeneration or wind), desalination plants and transmission lines. These assets have low demand risk and the Company focuses on operating them as efficiently as possible. The Group’s corporate purpose is set out in Article 3 of its Bylaws. It covers a wide range of activities, although Abengoa is principally an applied engineering and equipment manufacturer, providing integrated project solutions to customers in the following sectors: energy, telecommunications, transport, water utilities, environmental, industrial and services. › Industrial production: covers Abengoa’s businesses with a high technological component, such as development of biofuels technology. The Company holds an important leadership position in these activities in the geographical markets in which it operates. Abengoa’s shares are represented by class A and B shares which are listed on the Madrid and Barcelona stock exchanges and on the Spanish Stock Exchange Electronic Trading System (Electronic Market). Class A shares have been listed since November 29, 1996 and class B shares since October 25, 2012. Additionally, Class B shares are also listed on the NASDAQ Global Select Market in the form of American Depositary Shares from October 29, 2013 following the capital increase carried out on October 17, 2013. The Company presents mandatory financial information quarterly and semiannually. As of March 30, 2016, the Company is negotiating the debt restructuring with its financial creditors under the framework provided by the article 5 bis of the Ley Concursal (Ley 22/2003, Ley Concursal). At March 28, 2016 the Company has filed an application for the judicial approval of the standstill agreement, which has obtained the support of 75.04 per cent of the financial creditors to which it was addressed (see Note 2.1.1). The shares of our associate Abengoa Yield Plc. (with brand-name Atlantica Yield, which will be used along the current Notes to the Consolidated Financial Statements) are also listed in the NASDAQ Global Select Market since June 13, 2014. As of December 2015, 31 the Abengoa´s investment on Atlantica Yield amounts to 41.86% (see Note 6.2). On January 7, 2016 the company announced to the Securities and Exchange Commission US (S.E.C) the corporate name change to Atlantica Yield. However, the ticker "ABY" remains the same. These Consolidated Financial Statements were approved by the Board of Directors on March 30, 2016. All public documents of Abengoa may be viewed at www.abengoa.com. These Consolidated Financial Statements are a free translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with International Financial Reporting Standards adopted by the European Union. In the event of a discrepancy, the Spanish-language version prevails. As of December 31, 2015 Atlantica Yield and subsidiaries which were fully consolidated in 2014´s Consolidated Financial Statements (classified as assets and liabilities held for sale and discontinued operations) have been recorded in these Consolidated Financial Statements under the equity method after Abengoa no longer had a controlling interest over the Company (see Note 7.1.a). Annual Report 2015

ABENGOA Consolidated financial statements Page 18 Note 2. -Summary of significant accounting policies The significant accounting policies adopted in the preparation of the accompanying Consolidated Financial Statements are set forth below. have been prepared in accordance with this basis. However, during the second half of 2015 a series of events have occurred which have negatively impacted the liquidity and financial structure of the Company. The aforementioned events have been duly communicated to the market and are summarized below. On July 31, 2015, during the first half earnings call with investors, Abengoa announced a downward adjustment to their FY2015 forecast regarding Free Corporate Cash Flow from operations from the €1,300 million target to €600 – 800 million. This adjustment to our forecast was mainly attributable to higher capital expenditures than expected in highly profitable but cash intensive projects in Brazil, Chile and Mexico. 2.1. Basis of presentation The Consolidated Financial Statements as of December 31, 2015 have been prepared in accordance with International Financial Reporting Standards adopted by the European Union (IFRS-EU), so that they present the Group’s equity and financial position as of December 31, 2015 and the consolidated results of its operations, the changes in the consolidated net equity and the consolidated cash flows for the financial year ending on that date. Even though in accordance with the abovementioned forecasts the Company´s liquidity position was not going to be affected, the Board publicly announced on August 3, 2015 their intention to propose an Extraordinary General Shareholders´ Meeting to approve a capital increase of €650 million with preferential subscription rights for shareholders, an additional package of asset disposals and the implementation of a business model with lower investment requirements (capex), aimed at improving the liquidity position of Abengoa and reducing its dependence on leverage. Unless otherwise stated, the accounting policies set out below have been applied consistently throughout all periods presented within these Consolidated Financial Statements. From August 3, 2015 onward, increasing market uncertainty caused a descent in the market value of Abengoa’s listed equity and debt instruments, which both limited our access to debt and capital markets and, at the same time, contributed to a slowdown of the pace of approval or renewal, by financial institutions, of non-recourse factoring and confirming without recourse used by the Group for managing its working capital. All of this contributed to a descent in Abengoa’s liquidity position. On that date, Abengoa started a negotiation period with a group of financial entities aimed at reaching an agreement in order to secure the abovementioned capital increase. The Consolidated Financial Statements have been prepared under the historical cost convention, modified by the revaluation of certain fixed assets under IFRS 1 and those situations where IFRS-EU requires that certain assets are measured at fair value. The preparation of the Consolidated Financial Statements has been done according to IFRS-EU regulations and the going concern Principle (see Note 2.1.1). This preparation requires the use of certain critical accounting estimates as well as Management judgment in applying Abengoa’s accounting policies. Note 3 provides further information on those areas which involve a higher degree of judgment or areas of complexity for which the assumptions or estimates made are significant to the financial statements. On September 24, 2015, Abengoa announced both the agreement reached with the financial institutions and the approval of its Board of Directors of a set of strategic measures, which would be adapted during its execution, aimed at reducing corporate leverage, improving the liquidity position of Abengoa and strengthening its corporate governance, as well as the underwriting by financial entities of the capital increase. The amounts included within the documents comprising the Consolidated Financial Statements (Consolidated Financial Statements of Financial Position, Consolidated Income Statement, Consolidated Statement of Comprehensive Income, Consolidated Statement of Changes in Equity, Consolidated Cash Flow Statement and notes herein) are, unless otherwise stated, all expressed in thousands of euros. Regarding this agreement, a group of banks and two of the main shareholders committed to underwrite and/or subscribe the capital increase for an aggregate of €650 million, consisting of: Any presented percentage of interest in subsidiaries, joint ventures (including temporary joint operations) and associates includes both direct and indirect ownership. › These banks entered into an agreement with the Company pursuant to which they undertook to underwrite €465 million in Class B shares to be issued in the capital increase, subject to certain conditions being met, including, among others, obtainment of regulatory and shareholder approvals, completion of ongoing financial and other due diligence, entry into a definitive underwriting agreement and satisfaction of the shareholders’ subscription commitments; 2.1.1. Going concern According to International Accounting Standard 1, which states that an entity shall prepare its financial statements on a going concern basis unless management either intends to liquidate the entity or to cease the activity, or has no realistic alternative but to do so, these Consolidated Financial Statements Annual Report 2015

ABENGOA Consolidated financial statements

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Annual Report 2015

- Inversión Corporativa IC, S.A. (Controlling shareholder of Abengoa, S.A.), irrevocably committed itself to invest a minimum of €120 million of new money in new Class A and Class B shares to be issued under the rights issue;
- "Waddell & Reed Investment Management" committed themselves, on behalf of certain of its affiliated funds, to subscribe for €65 million of new Class B shares in the rights issue.

The rest of the measures approved by the Board of Directors included the following:

1. Debt reduction as a key objective of Abengoa focusing on maturities aimed to rebalance the maturity profile of its indebtedness;
2. The reinforcement of the current asset disposal program in order to be able to raise, at least, approximately €1.2 billion by the end of 2016;
3. Adoption of capex limitations ;
4. Amendment of the Company's dividend policy;
5. Reinforcement of corporate governance:
    - Inversión Corporativa IC, S.A. committed itself to limit its direct and indirect aggregate voting rights to 40% once the capital increase was completed, regardless of the voting rights it would otherwise be entitled to based on its shareholding.
    - The Board of Directors would reflect this new voting rights structure by way of reducing the number of directors to 13 and the number of directors appointed by Inversión Corporativa IC, S.A. to 5, while there will continue to be 6 independent directors.
    - Creation of an Investment Committee formed by a majority of independent Directors.
6. Several capital transactions were approved.

Additionally, the Extraordinary General Shareholders' meeting held on October 10, 2015, approved a set of measures including the aforementioned capital increase of €650 million aimed at improving the liquidity position of Abengoa and reducing corporate leverage.

On November 8, 2015, Abengoa publicly announced it entered into a framework agreement for the investment in Abengoa with Gonvarri Corporación Financiera, a company of the Gonvarri Steel Industries group. This agreement had the support of Inversión Corporativa IC, S.A., currently the main shareholder of Abengoa. The Investment Agreement set out the terms and conditions for the investment by Gonvarri Corporación Financiera within the framework of the share capital increase approved on October 10, 2015 by the Extraordinary General Shareholders' Meeting of the Company. The Investment Agreement provided that a portion of Gonvarri's investment, in an amount of €250 million, was going to be carried out through a share capital increase without preemptive subscription rights. The Company's capital increase with preemptive subscription rights approved at the abovementioned October 10, 2015 Extraordinary General Shareholders' Meeting was planned to be executed after the first capital increase mentioned above and for an effective amount currently expected to be €400 million, of which Gonvarri Corporación Financiera was expected to subscribe for its relevant portion of the shares.

On November 25, 2015, after the formulation of the Company's Interim Consolidated Financial Statements as of September 30, 2015, the Company announced by filing a Material Fact that the framework agreement entered into with the potential investor was terminated. The Company also communicated that they will continue negotiations with its creditors with the objective of reaching an agreement that ensured the Company's financial viability in the short and medium term. After assessing the options provided by the situation described above and in order to ensure the most stable status as possible to negotiate with creditors, the Board of Directors considered the most appropriate option was to seek protection under article 5 bis of the Ley Concursal (Ley 22/2003, Ley Concursal). Thus, on December 15, 2015 the Mercantile Court of Seville nº 2 published the Decree by virtue of which it agreed to admit the filing of the communication set forth under the abovementioned article 5 bis of the Ley Concursal.

Included below there is a detailed description of all Spanish Group Companies which had sought judicial protection by means of filing the communication set forth under article 5 bis of the Ley Concursal, which included the Parent Company Abengoa, S.A. and another 48 Group Companies:

Abengoa, S.A.	Abengoa Greenfield, S.A.U.	Centro Tecnológico Palmas Altas, S.A.
Abeinsa Asset Management, S.L.	Abengoa Hidrógeno, S.A.	Ecoagrícola, S.A.
Abeinsa Business Development, S.A.	Abengoa Research, S.L.	Ecocarburantes Españoles, S.A.
Abeinsa Engineering, S.L.U.	Abengoa Solar España, S.A .	Europea de Construcciones Metálicas, S.A.
Abeinsa EPC, S.A.	Abengoa Solar NT, S.A.	Gestión Integral de Recursos Humanos, S.A.
Abeinsa, Ing. Y Constr. Ind., S.A.	Abengoa Solar, S.A.	Instalaciones Inabensa, S.A.
Abeinsa Infraestructuras y Medio Ambiente, S.A.	Abengoa Water, S.L.U.	Micronet Porous Fibers, S.L.
Abeinsa Inversiones Latam, S.L.	Abentel Telecomunicaciones, S.A.	Nicsa, Negocios Industr. y Comer., S.A.
Abencor Suministros, S.A.	Asa Desulfuracion, S.A.	Omega Sudamérica, S.L.
Abener Energía, S.A.	ASA Iberoamérica, S.L.	Siema Technologies, S.L.
Abengoa Bioenergía Inversiones, S.A.	Biocarburantes de Castilla y León, S.A.	Simosa IT
Abengoa Bioenergía Nuevas Tecnologías, S.A.	Bioetanol Galicia, S.A.	Simosa Servicios Integrales de Mant. Y Operación, S.A.
Abengoa Bioenergía, S.A.	Centro Industrial y Logístico, Torrecuellar, S.A.	Sociedad Inversora Línea de Brasil, S.L.
Abengoa Bioenergía San Roque, S.A.	Concesionaria Costa del Sol, S.A.	South Africa Solar Investments, S.L.
Abengoa Concessions, S.L.	Construcciones y Depuraciones, S.A.	Teyma Gestión de Contratos de Construccion e Ingeniería, S.A.
Abengoa Finance, S.A.	Covisa, Cogeneración Villaricos, S.A.	Zeroemissions Technologies, S.A.
Abengoa Greenbridge, S.A.U.

ABENGOA Consolidated financial statements Page 20 Additionally, both Inversión Corporativa IC, S.A. and Finarpisa, S.A., currently the main shareholders of Abengoa (see Note 18) also filed the communication set forth under article 5 bis of the Ley Concursal. the future activity of Abengoa on an operating basis focusing on the Activity of Engineering and Construction either developing its own technology or using technology developed by others. Further, on January 29, 2016, Abengoa´s subsidiaries´ Abengoa Concessões Brasil Holding S.A, Abengoa Construção Brasil Ltda and Abengoa Greenfield Brasil Holding S.A filed requests for creditors protection (recuperação judicial), which were admitted on February 22, 2016. This protective measure was undertaken provided that the Company incurred in a “Crise econômico scenario”, which is contemplated in Brazillian Law 11.101/05. “Recuperação judicial” consists in a proceeding envisaged in the Brazillian Law which allows corporations to restructure their debt in an orderly manner and continue as a going concern once the financial difficulties are overcome. In accordance with this plan, which confirms the viability of Abengoa, the Company will negotiate with its creditors a debt restructuring as well as the necessary resources, and then, provided to Abengoa the optimal capital structure and the liquidity enough to continue its activity and operate in a competitive and sustainable manner in the future. In this sense, and in relation to the negotiations between the Company and a group of its creditors comprised of banks and holders of bonds issued by the Group, as of March 10, 2016, the Company informed that it has agreed with the advisers of such creditors the grounds for an agreement to restructure the financial indebtedness and recapitalize the Group. The Company believes that such agreement contains the essential elements to achieve a future restructuring agreement that, in any event, will be subject to reaching the percentage of accessions required by law. Further, on February 1, 2016 and February 10, 2016, certain creditors initiated involuntary bankruptcy petitions against both the Group affiliates Abengoa Bioenergy Nebraska, LLC and Abengoa Bioenergy Company, LLC. After responding to the petitions, on February 24, 2016, both companies mentioned above along with Abengoa Bioenergy Outsourcing, LLC, Abengoa Bioenergy Engineering and Construction, LLC, Abengoa Bioenergy Trading US, LLC, and Abengoa Bioenergy Holding US, LLC opted to file for voluntary creditors´ protection under Chapter 11 envisaged in the USA Law. These petitions have been filed in order to allow the Company to continue as a going concern and, consequently, they included an authorization request for the payment of taxes, salaries and insurance premiums and other first day motions. Additionally, a request for the approval of a debtor-in-possession financing arrangement amounting to USD 41 million was also filed. The hearing for these initial motions took place on March 2, 2016 and, during them, such companies were authorized to borrow an initial amount of USD 8 million (which were additionally complemented with USD 1.5 million authorized on March 29, 2016). The final hearing for the approval of the remaining amount is scheduled by April 6, 2016. The fundamental principles of such agreement are the following: (i) The new money that would be lent to the Company would range between 1,500 and €1,800 million for a maximum term of 5 years. Creditors would be entitled to 55% of the share capital. This financing would rank senior with respect to the old debt and would be guaranteed by certain assets, including free shares of Atlantica Yield. (ii) The amount of the old debt that would be capitalized would correspond to 30% of its nominal value. Such capitalization grants the right to subscribe 35% of the new share capital (iii) The financial indebtedness corresponding to the liquidity lines granted to the group on September 23 and December 24, 2015 (material fact number 233503) for a total amount of €231 million (plus accrued financial expenses) will be subject to refinancing by extending the term by two (2) years. This indebtedness would be secured by the shares of Atlantica Yield and would be prepaid in case of sale of the shares of Atlantica Yield or issuance of an exchangeable bond on such shares. Moreover, on March 23, 2016, certain creditors filed an involuntary insolvency proceeding against Abengoa Bioenergy Biomass of Kansas, LLC at the Kansas court. Also on March 29, the following American companies Abeinsa Holding Inc.; Abencor USA, LLC; Teyma Construction USA, LLC; Abeinsa EPC, LLC; Inabensa USA, LLC; Nicsa Industrial Supplies, LLC; Abener Construction Services, LLC; Abener North America Construction, LP; Abengoa Solar, LLC; Teyma USA & Abener Engineering and Construction Services General Partnership; Abeinsa Abener Teyma General Partnership; Abener Teyma Mojave General Partnership; and Abener Teyma Inabensa JV filed, under the “United States Bankruptcy Code” and the Delaware court, the named Chapter 11 in order to allow the companies to comply with their obligations and minimize the loss of value of their businesses. Such companies have requested authorization for the payment of taxes, salaries and insurances as well as other first day motions. The hearing to resolve these requests is scheduled by March 31, 2016. (iv) The amount of the share capital increase that would be reserved to those creditors, who provide €800 million of the bank guarantees requested, would be 5% of the new capital. (v) At the end of the restructuring process, the current shareholders of the Company would hold around 5 % of the share capital. Eventually, they could increase such stake in a percentage to be agreed that will not exceed an additional 5%, if, within five (5) years, the group has paid in full all outstanding amounts under the new financing to be provided in the framework of the restructuring and under the existing indebtedness (as this indebtedness may have been restructured), including its financial costs. It is expected that the two types of shares now existing will be merged into one sole class of shares. On January 25, 2016, the Company announced that the independent consulting firm Alvarez&Marsal presented to the Board of Directors of Abengoa the Industrial Viability Plan that defined the structure of Annual Report 2015

ABENGOA Consolidated financial statements Page 21 At the date of formulating the present Consolidated Financial Statements, Abengoa and a group of creditors comprised of banks and holders of bonds issued by Abengoa had reached a standstill agreement with the objective of providing the time necessary to keep working and reaching as soon as possible a full and complete agreement on the terms and conditions to restructure the financial indebtedness and recapitalize the Group. Thus, the main impacts on the Company´s Profit and loss as of December 31, 2015, which amounts to approximately €878 million refers mainly to the estimation of costs in the last quarter related to the stoppage in the last quarter of the concessional projects under construction and subsequent restart, impairment of some assets pertaining to some projects affected by the company situation, default interests and other additional concepts. Additionally, given the current situation of the Company, determined by article 5 bis of the Ley Concursal and pending to have greater visibility about the realization of the Industrial Viability Plan, Abengoa´s Directors have decided not to recognize the deferred tax assets arising from capitalizing the fiscal effect from those adjustments that might be recovered in the future, according to the aforementioned Viability Plan. With respect to the foregoing, as of March 28, 2016, it had filed with the Mercantile Court of Seville nº 2 an application for the judicial approval of the standstill agreement (the “Standstill Agreement”) which has obtained the support of 75.04% of the financial creditors to which it was addressed, being therefore over the legally required majority (60%). However, according to the terms of the Standstill Agreement, new creditors can adhere to the Standstill Agreement until the date in which the Judge resolves, therefore, the percentage could be increased. The following table shows the breakdown of such impacts (in million of euros) In addition, on March 28 was initiated, according to what is stated on clause 5.2 of the standstill agreement, the Chapter 15 of the United States Bankruptcy Code and at the Delaware court, which consist on the proceeding provided for the recognition in United States of the judicial approval of the standstill agreement initiated in Spain on March 28. In a hearing scheduled on March 31, 2016 it will be asked about a compliance to provisional approval awaiting for enforcement actions to be initiated by any creditor. Item Total Project Construction costs (see Note 5.1 a) (383) Impairment of assets pertaining to projects (see Note 5.1 d) (301) Tax credits (see Note 31) (234) Remuneration plan payment Reversal (see Note 29) 43 Default interests and other (3) As stated at the beginning of this Note to the Consolidated Financial Statements, Abengoa´s Directors have deemed it appropriate to prepare these Consolidated Financial Statements as of December 31, 2015 on a going concern. Such determination was made based on management’s assumption that an agreement with financial creditors of the Company will be attained so the Company´s financial stability can be secured, allowing Abengoa to be able to generate cash from operations in accordance with the Industrial Viability Plan developed by Alvarez&Marsal according to paragraphs 25 and 26 of IAS 1 “Presentation of Financial Statements”. In addition to the above mentioned impacts, Abengoa´s Consolidated Equity reflects the effects of the general slowdown, and stoppages in certain cases, of operations in the activities Abengoa is engaged in from the beginning of last August and, especially, in the last quarter of 2015. All this has been generated as a consequence of both its deteriorating liquidity position, from Abengoa´s difficulties in accessing the capital markets, and the cancelling or non - renewal, by financial institutions, of working capital credit lines (amounting to approximately €1,000 million since such date), and which eventually led to the Company´s filing of creditors protection under article 5 bis of the Ley Concursal. Based on the application of the going concern basis, Abengoa´s Directors have prepared these Consolidated Financial Statements applying the International Accounting Standards consistently with Consolidated Interim Financial Statements and Consolidated Financial Statements filed in prior periods. For that purpose, and according to the aforementioned accounting framework, Abengoa´s Directors have made their best estimates and assumptions (see Note 3) in order to record the assets, liabilities, revenues and expenses as of December 31, 2015 in accordance with the existing information by the time of furnishing these Consolidated Financial Statements. Abengoa´s Directors are confident on reaching a final agreement with creditors and, once signed, the achievement of the Viability Plan associated with the Groups ability to generate cash from operations will allow the Company to restore the confidence of stakeholders, the steadiness of its liquidity position and its ability to keep improving in the future. Abengoa´s consolidated net equity as of December 31, 2015 is mainly driven by the current situation in which the Group is involved, which has caused the recording of either provisions or impairment charges in some of the assets. These have been recorded as a result of the best estimates and assumptions made by Abengoa´s Directors according to the measures agreed upon in the abovementioned Industrial Viability Plan which, according to the applicable accounting and reporting framework, must be recorded as of that date. Annual Report 2015 (878)

ABENGOA Consolidated financial statements Page 22 2.1.2. Application of new accounting standards amendments are mandatory for periods beginning on or after January 1, 2016 under IFRS-IASB and have not yet been adopted by the EU. a) Standards, interpretations and amendments effective from January 1, 2015 under IFRS-EU, applied by the Group: › IFRS 11 (Amendment) ’Joint Arrangements’ regarding acquisition of an interest in a joint operation. This amendment is mandatory for periods beginning on or after January 1, 2016 under IFRS-IASB and IFRS-EU. › Annual Improvements to IFRSs 2010-2012 and 2011-2013 cycles. These improvements are mandatory for periods beginning on or after July 1, 2014 and January 1, 2015 under IFRS-EU and IFRS-IASB. › Introduction of IFRS 16 “Leases” which supersedes IAS 17. Lessees will recognize most leases in the balance sheet as financed purchases. This standard will apply to periods beginning after January 1, 2019 under IFRS-IASB and has not been adopted yet by the European Union. Abengoa’s Directors believe that the applications of these amendments have not had any material impact. The Group is currently in the process of evaluating the impact on the Consolidated Financial Statements derived from the application of the new standards and amendments that will be effective for periods beginning after December 31, 2015. b) Standards, interpretations and amendments published that will be effective for periods after December 31, 2015: › Annual Improvements to IFRSs 2012-2014 cycles. These improvements are mandatory for periods beginning on or after January 1, 2016 under IFRS-IASB and IFRS-EU. 2.2. Principles of consolidation In order to provide information on a consistent basis, the same principles and standards applied to the parent company have been applied to all other consolidated entities. › IAS 1 (Amendment) ‘Presentation of Financial Statements’. This amendment is mandatory for periods beginning on or after January 1, 2016 under IFRS-IASB and IRFS-EU. All subsidiaries, associates and joint ventures included in the consolidated group for the year 2015 (2014) that form the basis of these Consolidated Financial Statements are set out in Appendices I (XII), II (XIII) and III (XIV), respectively. › IFRS 10 (Amendment)’ Consolidated Financial Statements’ and IAS 28 ’Investments in Associates’, regarding to sale or contribution of assets between an investor and its associate or joint venture. This amendment do not have a definite date of application. Note 6 to these Consolidated Financial Statements reflects the information on the changes in the composition of the Group. › IFRS 9 ’Financial Instruments’. This Standard will be effective from January 1, 2018 under IFRS-IASB and has not yet been adopted by the EU. a) Subsidiaries › IFRS 15 ’Revenues from contracts with Customers’. IFRS 15 is applicable for periods beginning on or after January 1, 2018 under IFRS-IASB, earlier application is permitted, IFRS 15 has not yet been adopted by the EU. Subsidiaries are those entities over which Abengoa has control. Control is achieved when the Company: › IAS 16 (Amendment) ’Property, Plant and Equipment’ and IAS 38 ’Intangible Assets’, regarding to acceptable methods of amortization and depreciation. This amendment is mandatory for periods beginning on or after January 1, 2016 under IFRS-IASB, and IFRS-EU. › has power over the investee; › is exposed, or has rights, to variable returns from its involvement with the investee; and › IAS 27 (Amendment) ‘Separate financial statements’ regarding the reinstatement of the equity method as an accounting option in separate financial statements. This amendment is mandatory for periods beginning on or after January 1, 2016 under IFRS-IASB and IFRS-EU. › has the ability to use its power to affect its returns. The Company will reassess whether or not it controls an investee when facts and circumstances indicate that there are changes to one or more of the three elements of control listed above. › IFRS 10 (Amendment) ‘Consolidated financial statements’ and IAS 28 ‘Investments in associates and joint ventures’ regarding the exemption from consolidation for investment entities. These Annual Report 2015

ABENGOA Consolidated financial statements Page 23 When the Company has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally. The Company considers all relevant facts and circumstances in assessing whether or not the Company’s voting rights in an investee are sufficient to give it power, including: basically identified in the following two completely different phases each other. On the one hand the construction phase and, on the other, the operation phase. Each of the aforementioned phases has fully independent activities and decisions on which the compliance with the control requirements stated above should be assessed. During the construction phase of the projects under review, the activity related to that phase is › the size of the Company’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders; developed under general conditions of a framework agreement, where the relevant decisions are related to the approval of the structure and specific features of the project financing (in terms of disposition, guarantees, maturities, cost, etc.) and the approval of the execution/construction costs of the project and the existence of a third party related to the project (Grantor, regulator, partner, etc.) which participates actively in the relevant decision-making during the construction phase. In these cases, given the level of involvement of the third party in the construction project, several measures of participation, control and approval thereof are set in the case of carrying out actions that may influence the relevant aforementioned actions. › potential voting rights held by the Company, other vote holders or other parties; › rights arising from other contractual arrangements; and › any additional facts and circumstances that indicate that the Company has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders’ meetings. During the operation phase of the project under review, the activity related to that phase is developed under the normal industry conditions of the sector to which the project belongs, in which the relevant decisions are related to business management (in terms of production process, yields based on operating costs, financing costs, amortizations, investments, budget approval, etc.) and the corporate governance (in terms of sharing dividends, capital increases/reductions, business plan, etc.) In this phase, the third party that was related to project during the construction phase has ceased to exercise control after having accomplished their objectives in terms of construction and entry into production of the asset as agreed. Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. The value of non-controlling interest in equity and the consolidated results are shown, respectively, under non-controlling interests’ in the Consolidated Statements of Financial Position and ‘Profit attributable to non-controlling interests’ in the Consolidated Income Statements. Profit for the period and each component of other comprehensive income are attributed to the owners of the Company and to the non-controlling interests. Total comprehensive income of subsidiaries is attributed to the owners of the Company and to the non-controlling interests even if this results of the non-controlling interests has a total negative balance. As stated in IFRS 10, paragraph B13, when two or more investors have the current ability to direct relevant activities and those activities occur at different times, the investors shall determine which investor is able to manage the activities that most significantly affect those returns consistently with the treatment of concurrent decision-making rights. When necessary, adjustments are made to the Financial Statements of subsidiaries to bring their accounting policies in line with the Group’s accounting policies. In this sense, an assessment, is periodically carried out to determine whether relevant activities related to the construction phase affect more significantly to the income of these projects and investments due to the effect of those decisions throughout the life of themselves and therefore to determine whether the projects are controlled. All intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are fully eliminated on consolidation. Abengoa develops a part of its activity by developing integrated products that consist of designing, constructing, financing, operating and maintaining a project (usually a large-scale asset such as a power transmission line, desalination plants, thermo-solar plants, etc.), usually owned under a B-O-T concession arrangement (Build – Operate – Transfer) for a specific period of time (usually 2-3 years) and then though a long term non-recourse financing scheme (project finance). For those cases where a lack of control in the construction phase is determined, the participation is registered under the equity method. Once the project enters in the operating phase, as Abengoa takes control, such participations are registered under the global integration method. In order to evaluate the control of these projects, it is necessary to address the corporate purpose of these projects finance to assess the decision making process. In this sense, all relevant decisions are Annual Report 2015

ABENGOA Consolidated financial statements Page 24 The Group uses the acquisition method to account for business combinations. According to this method, the remuneration transferred for the acquisition of a subsidiary corresponds to the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Group and includes the fair value of any asset or liability resulting from a contingent remuneration agreement. Any transferred contingent remuneration is recognized at fair value at the acquisition date and subsequent changes in its fair value are recognized in accordance with IAS 39 either in profit or loss or as a change to other comprehensive income. Acquisition related costs are expensed as incurred. Identifiable assets acquired, liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Group recognizes any non-controlling interest in the acquiree either at the non-controlling interest’s proportionate share of the acquirer’s net assets on an acquisition basis. The results and assets and liabilities of associates or joint ventures are incorporated in these Consolidated Financial Statements using the equity method of accounting. Under the equity method, an investment in an associate or a joint venture is initially recognized in the Consolidated Statement of Financial position at cost and adjusted thereafter to recognize the Group’s share of the profit or loss and other comprehensive income of the associate or joint venture. When the Group’s share of losses of an associate or a joint venture exceeds the Group’s interest in that associate or joint venture, the Group discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that the Group has incurred legal or implicit obligations or payments made on behalf of the associate or joint venture. An investment in an associate or a joint venture is accounted using the equity method since the date on which the investee becomes an associate or a joint venture. To account the sale or loss of control of subsidiaries, the Group derecognizes the assets, liabilities and all non-controlling interests of the subsidiary at the date of loss of control by their carrying amounts. The fair value of the payment received is also recognized, if any, from the transaction, events or circumstances giving rise to the loss of control, including if any the distribution of shares of the subsidiary to owners as well as the retained investment in the former subsidiary at fair value on the date of loss of control. Amounts recognized in other comprehensive income in relation to the subsidiary are transferred to profit and loss and the difference is recognized as a profit or loss attributable to the parent. The loss of control of a subsidiary may occur in two or more agreements (transactions). In some cases, it may exists circumstances that justify that the multiple agreements should be accounted as a single transaction. Profits and losses resulting from the transactions of the Company with the associate or joint venture are recognized in the Group’s Consolidated Financial Statements only to the extent of interests in the associate or joint venture that are not related to the Group. In compliance with Article 155 of Spanish Corporate Law (Ley de Sociedades de Capital), the parent company has notified to all these companies that, either by itself or through another subsidiary, it owns more than 10% shares of their capital. As of December 31, 2015 and 2014 there are no significant contingent liabilities in the Group’s interests in associates and joint ventures, additional to those described in Note 22.2. In compliance with Article 155 of Spanish Corporate Law (Ley de Sociedades de Capital), the parent company has notified all these companies that, either by itself or through another subsidiary, it owns more than 10% shares of their capital. Appendix VIII lists the Companies external to the Group which have a share equal to or greater than 10% of a subsidiary of the parent company under the consolidation scope. c) Interest in joint operations and temporary joint operations (UTE) A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control. b) Associates and joint ventures An associate is an entity over which the Group has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies. When a group entity undertakes its activities under joint operations, the Group, as a joint operator, recognizes in relation to its interest in a joint operation: › Its assets, including its share of any assets held jointly. A joint venture, as opposed to a joint operation described in section c) below, is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control. › Its liabilities, including its share of any liabilities incurred jointly. › Its share of the revenue from the sale of the output by the joint operation. › Its expenses, including its share of any expenses incurred jointly. Annual Report 2015

ABENGOA Consolidated financial statements Page 25 When a Group’s entity transacts with a joint operation in which a group entity is a joint operator (such as a purchase of assets), the Group does not recognize its share of the gains and losses until it resells those assets to a third party. As of December 31, 2015 and 2014 there are no significant material contingent liabilities in relation to the Group’s shareholdings in the UTE, additional to those described in Note 22.2. d) Transactions with non-controlling interests ‘Unión Temporal de Empresas’ (UTE) are temporary joint operations generally formed to execute specific commercial and/or industrial projects in a wide variety of areas and particularly in the fields of engineering and construction and infrastructure projects. They are normally used to combine the characteristics and qualifications of the UTE’s partners into a single proposal in order to obtain the most favorable technical assessment possible. UTE are normally limited as standalone entities with limited action, since, although they may enter into commitments in their own name, such commitments are generally undertaken by their partners, in proportion to each investor’s share in the UTE. Transactions with non-controlling interests are accounted for as transactions with equity owners of the group. When the Group acquires non-controlling interests, the difference between any consideration paid and the carrying value of the proportionate share of net assets acquired is recorded in equity. Gains or losses on disposals of non-controlling interests are also recorded in equity. When the group ceases to have control or significant influence, any retained interest in the entity is remeasured to its fair value, and any difference between fair value and its carrying amount is recognized in profit or loss. In addition, any amount previously recognized in other comprehensive income in respect of that entity is accounted for as if the group had directly disposed of the related assets or liabilities. The partners’ shares in the UTE normally depend on their contributions (quantitative or qualitative) to the project, are limited to their own tasks and are intended solely to generate their own specific results. Each partner is responsible for executing its own tasks and does so in its own interests. Companies and entities which are third parties the Group and which hold a share equal to or larger than 10% in the share capital of any company included in the consolidation group are disclosed in Appendix VIII. The fact that one of the UTE’s partners acts as project manager does not affect its position or share in the UTE. The UTE’s partners are collectively responsible for technical issues, although there are strict pari passu clauses that assign the specific consequences of each investor’s correct or incorrect actions. 2.3. Intangible assets They normally do not have assets and liabilities on a stand alone basis. Their activity is conducted for a specific period of time that is normally limited to the execution of the project. The UTE may own certain fixed assets used in carrying out its activity, although in this case they are generally acquired and used jointly by all the UTE’s investors, for a period similar to the project’s duration, or prior agreements are signed by the partners on the assignment or disposal of the UTE’s assets upon completion of the project. a) Goodwill Goodwill is recognized as the excess between (A) and (B), where (A) is the sum of the considerations transferred, the amount of any non-controlling interest in the acquiree and in the case of a business combination achieved in stages, the fair value on the acquisition date of the previously held interest in the acquiree and (B) the net value, at the acquisition date, of the identifiable assets acquired, the liabilities and contingent liabilities assumed, measured at fair value. If the resulting amount is negative, in the case of a bargain purchase, the difference is recognized as income directly in the Consolidated Income Statement. UTE in which the Company participates are operated through a management committee comprised of equal representation from each of the temporary joint operation partners, and such committee makes all the decisions about the temporary joint operation’s activities that have a significant effect on its success. All the decisions require consent of each of the parties sharing power, so that all the parties together have the power to direct the activities of the UTE. Each partner has rights to the assets and obligations relating to the arrangement. As a result, these temporary joint operations are consolidated proportionally. Goodwill relating to the acquisition of subsidiaries is included in intangible assets, while goodwill relating to associates is included in investments in associates. Goodwill is carried at initial value less accumulated impairment losses (see Note 2.8). Goodwill is allocated to Cash Generating Units (CGU) for the purposes of impairment testing, these CGU’s being the units which are expected to benefit from the business combination that generated the goodwill. The proportional part of the UTE’s Consolidated Statement of Financial Position and Consolidated Income Statement is integrated into the Consolidated Statement of Financial Position and the Consolidated Income Statement of the Company in proportion to its interest in the UTE on a line by line basis. Annual Report 2015

ABENGOA Consolidated financial statements Page 26 b) Computer programs › there are appropriate technical, financial or other resources available to complete the development and to use or sell the intangible asset; and Costs paid for licenses for computer programs are capitalized, including preparation and installation costs directly associated with the software. Such costs are amortized over their estimated useful life. Maintenance costs are expensed in the period in which they are incurred. › the costs of the project/product can be measured reliably. Once the product is in the market, capitalized costs are amortized on a straight-line basis over the period for which the product is expected to generate economic benefits, which is normally 5 years, except for development assets related to the second-generation biofuels plant, which are amortized according to its useful life (a 5% of annual amortization percentage). Costs directly related with the production of identifiable computer programs are recognized as intangible assets when they are likely to generate future economic benefit for a period of one or more years and they fulfill the following conditions: › it is technically possible to complete the production of the intangible asset; Development costs that do not meet the criteria above are recognized as expenses in the Consolidated Income Statement when incurred. › management intends to complete the intangible asset; Grants or subsidized loans obtained to finance research and development projects are recognized as income in the Consolidated Income Statement consistently with the expenses they are financing, following the rules described above. › the Company is able to use or sell the intangible asset; › there are technical, financial and other resources available to complete the development of the intangible asset; and 2.4. Property, plant and equipment Property, plant and equipment includes property, plant and equipment of companies or project companies which have been self-financed or financed through external financing with recourse facilities or through non-recourse project financing. › disbursements attributed to the intangible asset during its development may be reliably measured. Costs directly related to the production of computer programs recognized as intangible assets are amortized over their estimated useful lives which do not exceed 10 years. In general, property, plant and equipment is measured at historical cost, including all expenses directly attributable to the acquisition, less depreciation and impairment losses, with the exception of land, which is presented net of any impairment losses. Costs that do not meet the criteria above are recognized as expenses in the Consolidated Income Statement when incurred. c) Research and development cost Subsequent costs are capitalized when it is probable that future economic benefits associated with that asset can be separately and reliably identified. Research costs are recognized as an expense when they are incurred. Work carried out by a company on its own property, plant and equipment is valued at production cost. In construction projects of the Company’s owned assets carried out by its Engineering and Construction segment which are not under the scope of IFRIC 12 on Service Concession Arrangements (see Note 2.5), internal margins are eliminated. The corresponding costs are recognized in the individual expense line item in the accompanying income statements. The recognition of an income for the sum of such costs through the line item ‘Other income-Work performed by the entity and capitalized and other’ results in these costs having no impact in net operating profit. The corresponding assets are capitalized and included in property, plant and equipment in the accompanying balance sheets. Development costs (relating to the design and testing of new and improved products) are recognized as an intangible asset when all the following criteria are met: › it is probable that the project will be successful, taking into account its technical and commercial feasibility, so that the project will be available for its use or sale; › it is probable that the project generates future economic benefits; › management intends to complete the project; › the Company is able to use or sell the intangible asset; All other repair and maintenance costs are charged to the Consolidated Income Statement in the period in which they are incurred. Annual Report 2015

ABENGOA Consolidated financial statements Page 27 Costs incurred during the construction period may also include gains or losses from foreign-currency cash-flow hedging instruments for the acquisition of property, plant and equipment in foreign currency, transferred from equity. These assets financed through project debt are generally the result of projects which consist of the design, construction, financing, application and maintenance of large-scale complex operational assets or infrastructures, which are owned by the company or are held under a concession agreement for a period of time. The projects are initially financed through medium-term bridge loans (non-recourse project financing in process), generally 2 to 3 years and later by a long-term project (non-recourse project finance). With regard to investments in property, plant and equipment located on land belonging to third parties, an initial estimate of the costs of dismantling the asset and restoring the site to its original condition is also included in the carrying amount of the asset. Such costs are recorded at their net present value in accordance with IAS 37. In this respect, the basis of the financing agreement between the Company and the bank lies in the allocation of the cash flows generated by the project to the repayment of the principal amount and interest expenses, excluding or limiting the amount secured by other assets, in such a way that the bank recovers the investment solely through the cash flows generated by the project financed, any other debt being subordinated to the debt arising from the non-recourse financing applied to projects until the project debt has been fully repaid. For this reason, fixed assets in projects are separately reported on the face of the Consolidated Statement of Financial Position, as is the related project debt (project finance and bridge loan) in the liability section of the same statement. The annual depreciation rates of property, plant and equipment (including property, plant and equipment in projects) are as follows: Items % of depreciation Lands and buildings Buildings 2% - 3% Technical installations and machinery Non-recourse project financing (project finance) typically includes the following guarantees: Installations 3% - 4% - 12% - 20% Machinery 12% › Shares of the project developers are pledged. Other fixed assets Data processing equipment 25% › Assignment of collection rights. Tools and equipment 15% - 30% Furniture 10% - 15% › Limitations on the availability of assets relating to the project. Works equipment 30% Transport elements 8% - 20% › Compliance with debt coverage ratios. › Subordination of the payment of interest and dividends to meet loan financial ratios. The assets’ residual values and useful economic lives are reviewed, and adjusted if necessary, at the end of the accounting period of the company which owns the asset. Once the project finance has been repaid and the project debt and related guarantees fully extinguished, any remaining net book value reported under this category is reclassified to the Property, Plant and Equipment or Intangible Assets line items, as applicable, in the Consolidated Statement of Financial Position. When the carrying amount of an asset is higher than its recoverable amount, the carrying amount is reduced immediately to reflect the lower recoverable amount. 2.5. Fixed assets in projects This category includes property, plant and equipment, intangible assets and financial assets of consolidated companies which are financed through project debt (see Note 19), that are raised specifically and solely to finance individual projects as detailed in the terms of the loan agreement. Assets in the ‘fixed assets in projects’ line item of the Consolidated Statement of Financial Position are sub-classified under the following two headings, depending upon their nature and their accounting treatment: Annual Report 2015

ABENGOA Consolidated financial statements Page 28 2.5.1. Concession assets in projects or improvement services. This asset is recognized at the fair value of the construction or improvement services provided. This heading includes fixed assets financed through project debt related to Service Concession Arrangements recorded in accordance with IFRIC 12. IFRIC 12 states that service concession arrangements are public-to-private arrangements in which the public sector controls or regulates the services to be provided using the infrastructure and their prices, and is contractually guaranteed to gain, at a future time, ownership of the infrastructure through which the service is provided. The infrastructures accounted for by the Group as concessions are mainly related to the activities concerning power transmission lines, desalination plants and generation plants (both renewable as conventional). The infrastructure used in a concession can be classified as an intangible asset or a financial asset, depending on the nature of the payment entitlements established in the agreement. The Group recognizes and measures revenue, costs and margin for providing construction services during the period of construction of the infrastructure in accordance with IAS 11 ‘Construction contracts’. The financial asset is subsequently recorded at amortized cost method calculated according to the effective interest method, the corresponding income from updating the flows of collections is recognized as revenue in the Consolidated Income Statement according to the effective interest rate. The finance expenses of financing these assets are classified under the financial expenses heading of the Consolidated Income Statement. a) Intangible assets The Group recognizes an intangible asset when the demand risk is assumed by the operator to the extent that it has a right to charge final customers for the use of the infrastructure. This intangible asset is subject to the provisions of IAS 38 and is amortized linearly, taking into account the estimated period of commercial operation of infrastructure which generally coincides with the concession period. As indicated above for intangible assets, income from operations and maintenance services is recognized in each period as Revenue according to IAS 18 ‘Revenue’. 2.5.2. Other assets in projects This heading includes tangible fixed and intangible assets which are financed through a project debt and are not subject to a concession agreement. Their accounting treatment is described in Notes 2.3 and 2.4. The Group recognizes and measures revenue, costs and margin for providing construction services during the period of construction of the infrastructure in accordance with IAS 11 ‘Construction Contracts’. As indicated in Note 2.7, the interest costs derived from financing the project incurred during construction are capitalized during the period of time required to complete and prepare the asset for its predetermined used. 2.6. Current and non-current classification Assets are classified as current assets if they are expected to be realized in less than 12 months after the date of the Consolidated Statements of Financial Position. Otherwise, they are classified as non-current assets. Once the infrastructure is in operation, the treatment of income and expenses is as follows: › Revenues from the updated annual royalty for the concession, as well as operations and maintenance services are recognized in each period according to IAS 18 ‘Revenue’ in Revenue. Liabilities are classified as current liabilities unless an unconditional right exists to defer their repayment by at least 12 months following the date of the Consolidated Statement of Financial Position. › Operating and maintenance costs and general overheads and administrative costs are charged to the Consolidated Income Statement in accordance with the nature of the cost incurred (amount due) in each period. 2.7. Borrowing costs Interest costs incurred in the construction of any qualifying asset are capitalized over the period required to complete and prepare the asset for its intended use. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its internal use or sale, which in Abengoa is considered to be more than one year. › Financing costs are classified within heading finance expenses in the Consolidated Income Statement. b) Financial assets The Group recognizes a financial asset when there is demand risk is assumed by the grantor to the extent that the concession holder has an unconditional right to receive payments for construction Costs incurred relating to non-recourse factoring are expensed when the factoring transaction is completed with the financial institution. Annual Report 2015

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Remaining borrowing costs are expensed in the period in which they are incurred.

2.8. Impairment of non-financial assets

Annually, Abengoa performs an analysis of impairment losses of goodwill to determine the recoverable amount.

In addition, Abengoa reviews its property, plant and equipment, fixed assets in projects and intangible assets with finite and indefinite useful life to identify any indicators of impairment. The periodicity of this review is annually or when an event involving an indication of impairment is detected.

If indications of impairment exit, Abengoa calculates the recoverable amount of the asset as the higher of its fair value less costs to sell and its value in use, defined as the present value of the estimated future cash flows to be generated by the asset. In the event that the asset does not generate cash flows independently of other assets, Abengoa calculates the recoverable amount of the Cash-Generating Unit to which the asset belongs.

When the carrying amount of the Cash Generating Unit to which these assets belong is lower than its recoverable amount, assets are impaired.

Assumptions used to calculate value in use include a discount rate, growth rates and projected changes in both selling prices and costs. The discount rate is estimated by Management, to reflect both changes in the value of money over time and the risks associated with the specific Cash-Generating Unit. Growth rates and changes in prices and costs are projected based upon internal and industry projections and management experience respectively. Financial projections range between 5 and 10 years depending on the growth potential of each Cash Generating Unit.

The main assumptions used in calculating the value in use are:

› 10-year financial projections were used for those Cash-Generating Units (CGUs) that have high growth potential based on cash flows taken into account in the strategic plans for each business unit, considering a residual value based on the cash flow in the final year of the projection.

  The cash generating units (CGUs) that have a high growth potential are mainly related to intangible assets (goodwill) arisen on the acquisitions of subsidiaries belonging to operating segment of Engineering and Construction and Industrial Production (see Note 8.4) and fixed assets and Bioenergy projects identified in the Bioenergy operating segment (see Note 5.1.b).

  The use of these 10-year financial projections was based on the assumption that it is the minimum period necessary for the discounted cash flow model to reflect all potential growth in the CGUs in each business segment showing significant investments. The aforementioned estimated cash flows were considered to be reliable due to their capacity to adapt to the real market and/or business situation faced by the CGU in accordance with the business's margin and cash-flow experience and future expectations (these businesses are very recurrent with predictable activities based on a controlled portfolio, hiring expectations, regulations, etc.).

  These cash flows are reviewed and approved every six months by Senior Management so that the estimates are continually updated to ensure consistency with the actual results obtained and the discount rates are calculated biannually by an independent expert.

  In these cases, given that the period used is reasonably long, the Group then applies a zero growth rate for the cash flows subsequent to the period covered by the strategic plan.

  Accordingly, the following table provides a summary of the discount rates used (WACC) and growth rates used to calculate the recoverable amount for Cash-Generating Units with a high growth potential by the operating segment to which they pertain:

Operating segment	Discount rate	Growth rate
Engineering and construction		
Engineering and construction	7% - 9%	0%
Industrial production		
Biofuels	5% - 10%	0%

› For concession assets with a defined useful life and with a project debt, cash flow projections until the end of the project are considered and no terminal value is assumed.

  The main cash generating units (CGUs) related to concessional activities mainly relate to thermo-solar power generation plants, desalination plants, power transmission lines and cogeneration plants (see Note 5.1.b).

  The use of such financial projections is justified by these concessional assets which are characteristics of based on a contractual structure (framework agreement) that permit the Company to estimate quite accurately the costs of the project (both in the construction and in the operations periods) and revenue during the life of the project, given that they are regulated by long term sales agreements, such as take-or-pay or power purchase agreements.

  Projections take into account real data based on the contract terms and fundamental assumptions based on specific reports prepared by experts, assumptions on demand and assumptions on production. Additionally, assumptions on macro-economic conditions are taken into account, such as inflation rates, future interest rates, etc. and interest rates are calculated seminually by and independent expert.

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Accordingly, the following table provides a summary of the discount rates used (WACC) and growth rates to calculate the recoverable amount for Cash-Generating Units with the operating segment to which it pertains:

Operating segment	Discount rate	Growth rate
Concession-type infrastructure		
Solar	4% - 6%	0%
Water	5% - 7%	0%
Transmission lines	8% - 12%	0%
Cogeneration and other	8% - 10%	0%

- 5-year cash flow projections are used for all other CGUs, considering the residual value to be the cash flow in the final year projected.
- Cash flow projections of CGUs located in other countries are calculated in the functional currency of those CGUs and are discounted using rates that take into consideration the risk corresponding to each specific country and currency. Present values obtained with this method are then converted to euros at the year-end exchange rate of each currency.
- Taking into account that in most CGUs the specific financial structure is linked to the financial structure of the projects that are part of those CGUs, the discount rate used to calculate the present value of cash-flow projections is based on the weighted average cost of capital (WACC) for the type of asset, adjusted, if necessary, in accordance with the business of the specific activity and with the risk associated with the country where the project is located.
- In any case, sensitivity analyses are performed, especially in relation with the discount rate used, residual value and fair value changes in the main business variables, in order to ensure that possible changes in the estimates of these items do not impact the possible recovery of recognized assets.

In the event that the recoverable amount of an asset is lower than its carrying amount, an impairment charge for the difference is recorded in the Consolidated Income Statement under the item 'Depreciation, amortization and impairment charges'. With the exception of goodwill, impairment losses recognized in prior periods which are later deemed to have been recovered are credited to the same income statement heading.

2.9. Financial Investments (current and non-current)

Financial investments are classified into the following categories, based primarily on the purpose for which they were acquired:

a) financial assets at fair value through profit and loss;

b) loans and accounts receivable; and

c) available for sale financial assets.

Classification of each financial asset is determinated by management upon initial recognition, and is reviewed at each year end.

a) Financial assets at fair value through profit and loss

This category includes the financial assets acquired for trading and those initially designated at fair value through profit and loss. A financial asset is classified in this category if it is acquired mainly for the purpose of sale in the short term or if it is so designated by Management. Financial derivatives are also classified at fair value through profit and loss when they do not meet the accounting requirements to be designated as hedging instruments.

These financial assets are recognized initially at fair value, without including transaction costs. Subsequent changes in fair value are recognized under 'Gains or losses from financial assets at fair value' within the 'Finance income or expense' line of the Consolidated Income Statement for the period.

b) Loans and accounts receivable

Loans and accounts receivable are non-derivative financial assets with fixed or determinable payments, not listed on an active market.

In accordance with IFRIC 12, certain assets under concessions qualify as financial receivables (see Note 2.5.1.b).

Loans and accounts receivable are initially recognized at fair value plus transaction costs and are subsequently measured at amortized cost in accordance with the effective interest rate method. Interest calculated using the effective interest rate method is recognized under 'Interest income from loans and credits' within the 'Finance income' line of the Consolidated Income Statement.

ABENGOA Consolidated financial statements Page 31 c) Available for sale financial assets 2.10. Derivative financial instruments and hedging activities Derivatives are recorded at fair value. The Company applies hedge accounting to all hedging derivatives that qualify to be accounted for as hedges under IFRS. This category includes non-derivative financial assets which do not fall within any of the previously mentioned categories. For Abengoa, they primarily comprise shares in companies that, pursuant to the regulations in force, have not been included in the scope of consolidation for the years ended December 31, 2015 and 2014 and in which the Company's stake is greater than 5% and lower than 20%. When hedge accounting is applied, hedging strategy and risk management objectives are documented at inception, as well as the relationship between hedging instruments and hedged items. Effectiveness of the hedging relationship needs to be assessed on an ongoing basis. Effectiveness tests are performed prospectively and retrospectively at inception and at each reporting date, following the dollar offset method or the regression method, depending on the type of derivatives. Financial assets available for sale are initially recognized at fair value plus transaction costs and subsequently measured at fair value, with changes in fair value recognized directly in equity, with the exception of translation differences of monetary assets, which are charged to the Consolidated Income Statement. Dividends from available-for-sale financial assets are recognized under ‘Other finance income’ within the ‘Other net finance income/expense’ line of the Consolidated Income Statement when the right to receive the dividend is established. The Company has three types of hedges: a) Fair value hedge for recognized assets and liabilities When available for sale financial assets are sold or impaired, the accumulated amount recorded in equity is transferred to the Consolidated Income Statement. To establish whether the assets have been impaired, it is necessary to consider whether the reduction in their fair value is significantly below cost and whether it will be for a prolonged period of time. The cumulative gain or loss reclassified from equity to profit or loss when the financial assets are impaired is the difference between their acquisition cost (net of any principal repayment and amortization) and current fair value, less any impairment loss on that financial asset previously recognized in profit or loss. Impairment losses recognized in the Consolidated Income Statement are not subsequently reversed through the Consolidated Income Statement. Changes in fair value of the derivatives are recorded in the Consolidated Income Statement, together with any changes in the fair value of the asset or liability that is being hedged. b) Cash flow hedge for forecasted transactions The effective portion of changes in fair value of derivatives designated as cash flow hedges are recorded temporarily in equity and are subsequently reclassified from equity to profit or loss in the same period or periods during which the hedged item affects profit or loss. Any ineffective portion of the hedged transaction is recorded in the Consolidated Income Statement as it occurs. Acquisitions and disposals of financial assets are recognized on the trading date, i.e. the date upon which there is a commitment to purchase or sell the asset. Available for sale financial assets are derecognized when the right to receive cash flows from the investment has expired or has been transferred and all the risks and rewards derived from owning the asset have likewise been substantially transferred. When options are designated as hedging instruments (such as interest rate options described in Note 14), the intrinsic value and time value of the financial hedge instrument are separated. Changes in intrinsic value which are highly effective are recorded in equity and subsequently reclassified from equity to profit or loss in the same period or periods during which the hedged item affects profit or loss. Changes in time value are recorded in the Consolidated Income Statement, together with any ineffectiveness. At the date of each Consolidated Statement of Financial Position, the Group evaluates if there is any objective evidence that the value of any financial asset or any group of financial assets has been impaired. This process requires significant judgment. To make this judgment, the Group assesses, among other factors, for how long and to what extent the fair value of an investment will be below its cost, considering the financial health and short-term prospects of the company issuing the securities, including factors such as the industry and sector return, changes in the technology and cash flows from operating and financing activities. When the hedged forecasted transaction results in the recognition of a non-financial asset or liability, gains and losses previously recorded in equity are included in the initial cost of the asset or liability. Annual Report 2015

ABENGOA Consolidated financial statements Page 32 When the hedging instrument matures or is sold, or when it no longer meets the requirements to apply hedge accounting, accumulated gains and losses recorded in equity remain as such until the forecast transaction is ultimately recognized in the Consolidated Income Statement. However, if it becomes unlikely that the forecasted transaction will actually take place, the accumulated gains and losses in equity are recognized immediately in the Consolidated Income Statement. › Level 2: Fair value is measured based on inputs other than quoted prices included withing Level 1 that are observable for the asset or liability, either directly (i.e.as prices) or indirectly (derived from prices). › Level 3: Fair value is measured based on unobservable inputs for the asset or liability. In the event that prices cannot be observed, the management shall make its best estimate of the price that the market would otherwise establish based on proprietary internal models which, in the majority of cases, use data based on observable market parameters as significant inputs (Level 2) but occasionally use market data that is not observed as significant inputs (Level 3). Different techniques can be used to make this estimate, including extrapolation of observable market data. The best indication of the initial fair value of a financial instrument is the price of the transaction, except when the value of the instrument can be obtained from other transactions carried out in the market with the same or similar instruments, or valued using a valuation technique in which the variables used only include observable market data, mainly interest rates. According to current legislation (IFRS-EU), differences between the transaction price and the fair value based on valuation techniques that use data that is not observed in the market, are not initially recognized in the income statement. c) Net investment hedges in foreign operation Hedges of a net investment in a foreign operation, including the hedging of a monetary item considered part of a net investment, are recognized in a similar way to cash flow hedges. › The gain or loss of the hedge which is determined as effective will be directly recognized as equity though the Consolidated Statements of Changes in Equity; and › The ineffective portion will be recognized in the Consolidated Income Statement. The gain or loss of the hedge related to the portion which have been recognized directly as equity will be reclassified to the Consolidated Income Statement when the foreign operation is sold or otherwise disposed of. a) Level 2 valuation Contracts held for the purposes of receiving or making payment of non-financial elements in accordance with expected purchases, sales or use of goods (‘own-use contracts’) of the Group are not recognized as derivative instruments, but as executory contracts. In the event that such contracts include embedded derivatives, they are recognized separately from the host contract, if the economic characteristics of the embedded derivative are not closely related to the economic characteristics of the host contract. The options contracted for the purchase or sale of non-financial elements which may be cancelled through cash outflows are not considered to be own-use contracts. The majority of Abengoa's portfolio comprises financial derivatives designated as cash flow hedges, is classified as level 2 and mainly corresponds to the interest rate swaps (see Note 14). Credit risk effect on the valuation of derivatives is calculated for each of the instruments in the portfolio of derivatives classified within level 2, using the own risk of the Abengoa companies and financial counterparty risk. Description of the valuation method Changes in fair value of derivative instruments which do not qualify for hedge accounting are recognized immediately in the Consolidated Income Statement. Trading derivatives are classified as a current assets or liabilities. › Interest rate swaps Interest rate swap valuations are made by valuing the swap component of the contract and valuing the credit risk. 2.11. Fair value estimates Financial instruments measured at fair value are presented in accordance with the following level classification based on the nature of the inputs used for the calculation of fair value: The most common methodology used by the market and applied by Abengoa to value interest rate swaps is to discount the expected future cash flows according to the parameters of the contract. Variable interest rates, which are needed to estimate future cash flows, are calculated using the curve for the corresponding currency and extracting the implicit rates for each of the reference dates in the contract. These estimated flows are discounted with the swap zero curve for the reference period of the contract, 1, 3 or 6 months. › Level 1: Imputs are quoted prices in active markets for identical assets or habilities. Annual Report 2015

ABENGOA Consolidated financial statements Page 33 The effect of the credit risk on the valuation of the interest rate swaps depends on its settlement. If the settlement is favorable for the Company, the counterparty credit spread will be incorporated to quantify the probability of default at maturity. If the expected settlement is negative for the company, its own credit risk will be applied to the final settlement. specific price and on specific dates. Since these are Bermuda-type options (multiple exercise dates), they are valued using the Longstaff-Schwartz model and the Monte Carlo method. Variables (Inputs) Interest rate derivative valuation models use the corresponding interest rate curves for the relevant currency and underlying reference in order to estimate the future cash flows and to discount them. Market prices for deposits, futures contracts and interest rate swaps are used to construct these curves. Interest rate options (caps and floors) also use the volatility of the reference interest rate curve. Classic models for valuing interest rate swaps use deterministic valuation of variable rates, based on future outlooks. When quantifying credit risk, this model is limited by considering only the risk for the current paying party, ignoring the fact that the derivative could change sign at maturity. A payer and receiver swaption model is used for these cases. This enables the associated risk in each swap position to be reflected. Thus, the model shows each agent's exposure, on each payment date, as the value of entering into the ‘tail’ of the swap, i.e. the live part of the swap. Exchange rate derivatives are valued using the interest rate curves of the underlying currencies in the derivative, as well as the corresponding spot exchange rates. › Interest rate Caps and Floors The inputs in equity models include the interest rate curves of the corresponding currency, the price of the underlying asset, as well as the implicit volatility and any expected future dividends. Interest rate caps and floors are valued by separating the derivative in the successive caplets/floorlets that comprise the transaction. Each caplet or floorlet is valued as a call or put option, respectively, on the reference interest rate, for which the Black-Scholes approach is used for European-type options (exercise at maturity) with minor adaptations and following the Black-76 model. To estimate the credit risk of the counterparty, the credit default swap (CDS) spreads curve is obtained in the market for important individual issuers. For less liquid issuers, the spreads curve is estimated using comparable CDSs or based on the country curve. To estimate proprietary credit risk, prices of debt issues in the market and CDSs for the sector and geographic location are used. › Forward foreign exchange transactions The fair value of the financial instruments that results from the aforementioned internal models, takes into account, among other factors, the terms and conditions of the contracts and observable market data, such as interest rates, credit risk, exchange rates, commodities and share prices, and volatility. The valuation models do not include significant levels of subjectivity, since these methodologies can be adjusted and calibrated, as appropriate, using the internal calculation of fair value and subsequently compared to the corresponding actively traded price. However, valuation adjustments may be necessary when the listed market prices are not available for comparison purposes. Forward contracts are valued by comparing the contracted forward rate and the rate in the valuation scenario at the maturity date. The contract is valued by calculating the cash flow that would be obtained or paid from theoretically closing out the position and then discounting that amount. › Commodity swaps Commodity swaps are valued in the same way as forward foreign exchange contracts, calculating the cash flow that would be obtained or paid from theoretically closing out the position. b) Level 3 valuation Level 3 includes available for sale financial assets, as well as derivative financial instruments whose fair value is calculated based on models that use non observable or illiquid market data as inputs. › Equity options Equity options are valued using the Black-Scholes model for American-type options on equities. Fair value within these elements was calculated by taking as the main reference the value of the investment - the company's cash flow generation based on its current business plan, discounted at a rate appropriate for the sector in which each of the companies is operating. Valuations were obtained from internal models. These valuations could vary where other models and assumptions made on the principle variables had been used, however the fair value of the assets and liabilities, as well as the results generated by these financial instruments are considered reasonable. › Embedded derivatives in convertible bonds The embedded derivatives in convertible bonds consist of an option to convert the bond into shares in favor of the bondholder; call options for the issuer to repurchase the bonds at a specific price on specific dates; and put options for the bondholder to redeem the bonds at a Annual Report 2015

ABENGOA Consolidated financial statements Page 34 Detailed information on fair values is included in Note 12. 2.14. Clients and other receivables Clients and other receivables relate to amounts due from customers for sales of goods and services rendered in the normal course of operation. 2.12. Inventories Inventories are valued at the lower of cost or net realizable value. In general, cost is determined by using the first-in-first-out (FIFO) method. The cost of finished goods and work in progress includes design costs, raw materials, direct labor, other direct costs and general manufacturing costs (assuming normal operating capacity). Borrowing costs are not included. The net realizable value is the estimated sales value in the normal course of business, less applicable variable selling costs. Clients and other receivables are recognized initially at fair value and are subsequently measured at amortized cost using the effective interest rate method, less provision for impairment. Trade receivables due in less than one year are carried at their face value at both initial recognition and subsequent measurement, provided that the effect of not discounting flows is not significant. Cost of inventories includes the transfer from equity of gains and losses on qualifying cash-flow hedging instruments related with the purchase of raw materials or with foreign exchange contracts. A provision for impairment of trade receivables is recorded when there is objective evidence that the Group will not be able to recover all amounts due as per the original terms of the receivables. The existence of significant financial difficulties, the probability that the debtor is in bankruptcy or financial reorganization and the lack or delay in payments are considered evidence that the receivable is impaired. 2.13. Biological assets Abengoa recognizes sugar cane in production as biological assets. The production period of sugar cane covers the period from preparation of the land and sowing the seedlings until the plant is ready for first production and harvesting. Biological assets are classified as property, plant and equipment in the Consolidated Statement of Financial Position. Biological assets are recognized at fair value, calculated as the market value less estimated harvesting and transport costs. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the effective interest rate. When a trade receivable is uncollectable, it is written off against the bad debt provision. Clients and other receivables which have been factored with financial entities are derecognized and hence removed from assets on the Consolidated Statement of Financial Position only if all risks and rewards of ownership of the related financial assets have been transferred, comparing the Company’s exposure, before and after the transfer, to the variability in the amounts and the calendar of net cash flows from the transferred asset. Once the Company’s exposure to this variability has been eliminated or substantially reduced, the financial asset has been transferred, and is derecognized from the Consolidated Statement of Financial Position (See Note 4.b). Agricultural products harvested from biological assets, which in the case of Abengoa are cut sugar cane, are classified as inventories and measured at fair value less estimated sale costs at the point of sale or harvesting. Fair value of biological assets is calculated using as a reference the forecasted market price of sugarcane, which is estimated using public information and estimates on future prices of sugar and ethanol. Fair value of agricultural products is calculated using as a reference the price of sugar cane made public on a monthly basis by the Cane, Sugar and Alcohol Producers Board (Consecana). 2.15. Cash and cash equivalents Cash and cash equivalents include cash on hand, cash in bank and other highly-liquid current investments with an original maturity of three months or less which are held for the purpose of meeting short-term cash commitments. Gains or losses arising as a result of changes in the fair value of such assets are recorded within ‘Operating profit’ in the Consolidated Income Statement. To obtain the fair value of the sugar cane while growing, a number of assumptions and estimates have been made in relation to the area of land sown, the estimated TRS (Total Recoverable Sugar contained within the cane) per ton to be harvested and the average degree of growth of the agricultural product in the different areas sown. In the Consolidated Statement of Financial Position, bank overdrafts are classified as borrowings within current liabilities. Annual Report 2015

ABENGOA Consolidated financial statements Page 35 2.16. Share capital Parent company shares are classified as equity. Transaction costs directly attributable to new shares are presented in equity as a reduction, net of taxes, to the consideration received from the issue. development projects where the Company record an intangible asset, income from the grant will be recognized according to the useful life of the asset, at the same rate as we record its amortization. Commissions paid for obtaining credit lines are recognized as transaction costs if it is probable that part or all of the credit line will be drawn down. If this is the case, commissions are deferred until the credit line is drawn down. If it is not probable that all or part of the credit line will be drawn down, commission costs are expensed in the period. Treasury shares are classified in Equity-Parent company reserves. Any amounts received from the sale of treasury shares, net of transaction costs, are classified as equity. 2.18.1. Convertible notes 2.17. Government grants Non-refundable capital grants are recognized at fair value when it is considered that there is a reasonable assurance that the grant will be received and that the necessary qualifying conditions, as agreed with the entity assigning the grant, will be adequately met. Pursuant to the Terms and Conditions of each of the convertible notes issued issued by Abengoa in the last years except for the 2019 notes and the bonds exchangeable into Atlantica Yield shares maturing in 2017, when investors exercise their conversion right, the Company may decide whether to deliver shares of the company, cash, or a combination of cash and shares (see Note 20.3 for further information). Grants related to income are recorded as liabilities in the Consolidated Statement of Financial Position and are recognized in ‘Other operating income’ in the Consolidated Income Statement based on the period necessary to match them with the costs they intend to compensate. In accordance with IAS 32 and 39, since Abengoa has a contractual right to choose the type of payment and one of these possibilities is paying through a variable number of shares and cash, the conversion option qualifies as an embedded derivative. Thus, the convertible bond is considered a hybrid instrument, which includes a component of debt and an embedded derivative for the conversion option held by the bondholder. Grants related to fixed assets are recorded as non-current liabilities in the Consolidated Statement of Financial Position and are recognized in ‘Other operating income’ in the Consolidated Income Statement on a straight-line basis over the estimated useful economic life of the assets. The Company initially measures the embedded derivative at fair value and classifies it under the derivative financial instruments liability heading. At the end of each period, the embedded derivative is re-measured and changes in fair value are recognized under ‘Other net finance income or expense’ within the ‘Finance expense net’ line of the Consolidated Income Statement. The debt component of the bond is initially recorded as the difference between the proceeds received for the notes and the fair value of the aforementioned embedded derivative. Subsequently, the debt component is measured at amortized cost until it is settled upon conversion or maturity. Debt issuance costs are recognized as a deduction in the value of the debt in the Consolidated Statement of Financial Position and included as part of its amortized cost. 2.18. Loans and borrowings External resources are classified in the following categories: a) project debt (see Note 19); b) corporate financing (see Note 20). Loans and borrowings are initially recognized at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortized cost and any difference between the proceeds initially received (net of transaction costs incurred in obtaining such proceeds) and the repayment value is recognized in the Consolidated Income Statement over the duration of the borrowing using the effective interest rate method. In relation to the convertible bonds maturing in 2019, at the beginning of 2014, the Board of Directors expressly and irrevocably stated, with binding effect, that in relation to the right conferred on Abengoa to choose the type of payment, the Company shall not exercise the cash settlement option in the event that bondholders decide to exercise their conversion right early during the period granted for that effect and Abengoa, S.A. shall therefore only settle this conversion right in a fixed number of shares. Accordingly, the fair value at the beginning of the year of the derivative liability embedded in the convertible bond was reclassified as equity since after that date the conversion option meets the definition of an equity instrument. Interest free loans and loans with interest rates below market rates, mainly granted for research and development projects, are initially recognized at fair value in liabilities in the Consolidated Statement of Financial Position. The difference between proceeds received from the loan and its fair value is initially recorded within ‘Grants and Other liabilities’ in the Consolidated Statement of Financial Position, and subsequently recorded in ‘Other operating income-Grants’ in the Consolidated income statement when the costs financed with the loan are expensed. In the case of interest free loans received for Annual Report 2015

ABENGOA Consolidated financial statements Page 36 In relation to the convertible bonds maturing in 2017, in accordance with IAS 32 and IFRIC 19, a profit or loss is recognized for the difference between the equity instrument converted and the cancelled debt book value as a consequence of the reclassification from debt to convertible equity instruments, when they contain an embedded derivative and the initial terms of the instrument remain unchanged. 2.20. Employee benefits Bonus schemes The Group records the amount annually accrued in accordance with the percentage of compliance with the plan’s established objectives as personnel expense in the Consolidated Income Statement 2.18.2. Ordinary notes The company initially recognizes ordinary notes at fair value, net of issuance costs incurred. Subsequently, notes are measured at amortized cost until settlement upon maturity. Any other difference between the proceeds obtained (net of transaction costs) and the redemption value is recognized in the Consolidated Income Statement over the term of the debt using the effective interest rate method. Expenses incurred from employee benefits are disclosed in Note 29 2.21. Provisions and contingencies Provisions are recognized when: 2.19. Current and deferred income taxes Income tax expense for the period comprises current and deferred income tax. Income tax is recognized in the Consolidated Income Statement, except to the extent that it relates to items recognized directly in equity. In these cases, income tax is also recognized directly in equity. › there is a present obligation, either legal or constructive, as a result of past events; › it is more likely than not that there will be a future outflow of resources to settle the obligation; and › the amount has been reliably estimated. Current income tax expense is calculated on the basis of the tax laws in force or about to enter into force as of the date of the Consolidated Statement of Financial Position in the countries in which the subsidiaries and associates operate and generate taxable income. Provisions are initially measured at the present value of the expected outflows required to settle the obligation and subsequently valued at amortized cost following the effective interest method. Contingent liabilities are possible obligations, existing obligations with low probability of a future outflow of economic resources and existing obligations where the future outflow cannot be reliably estimated. Contingences are not recognized in the Consolidated Statements of Financial Position unless they have been acquired in a business combination. Deferred income tax is calculated in accordance with the Consolidated Statement of Financial Position liability method, based upon the temporary differences arising between the carrying amount of assets and liabilities and their tax base. However, deferred income tax is not recognized if it arises from initial recognition of an asset or liability in a transaction other than a business combination that, at the time of the transaction, affects neither the accounting nor the taxable profit or loss. Deferred income tax is determined using tax rates and regulations which are enacted or substantially enacted at the date of the Consolidated Statement of Financial Position and are expected to apply and/or be in force at the time when the deferred income tax asset is realized or the deferred income tax liability is settled. 2.22. Trade payables and other liabilities Trade payables and other liabilities are obligations arising from the purchase of goods or services in the ordinary course of business and are recognized initially at fair value and are subsequently measured at their amortized cost using the effective interest method. Deferred tax assets are recognized only when it is probable that sufficient future taxable profit will be available to use deferred tax assets. Other liabilities are obligations not arising from the purchase of goods or services in the normal course of business and which are not treated as financing transactions. Deferred taxes are recognized on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary differences is controlled by the Group and it is not probable that temporary differences will reverse in the foreseeable future. Advances received from customers are recognized as ‘Trade payables and other current liabilities’. Annual Report 2015

ABENGOA Consolidated financial statements Page 37 Non-recourse confirming 2.23. Foreign currency transactions Abengoa’s payment management policy requires all group companies to pay their suppliers and vendors using non-recourse bank confirming payments (also called non-recourse confirming) as a general rule, without differentiating between those group suppliers that, for various reasons, may be part of each company’s supply chain. Regardless of whether the invoice originates from an external or a Group supplier, the underlying document of the non-recourse confirming will always be a commercial invoice, in other words an invoice derived from the operational activities of a specific company. a) Functional currency Financial statements of each subsidiary within the Group are measured and reported in the currency of the principal economic environment in which the subsidiary operates (subsidiary’s functional currency). The Consolidated Financial Statements are presented in euro, which is Abengoa’s functional and reporting currency. The International Financial Reporting Standards (‘IFRS’) do not explicitly state the accounting treatment applicable to the aforementioned transactions. Nevertheless, the European Securities and Markets Authority (ESMA) issued a public statement on October 27, 2015 which defines their priorities when preparing the financial statements for the year 2015, in order to promote consistent application of the IFRS among issuers. The aforementioned statement state that these types of transactions (also called “reverse factoring”) should be analyzed depending on the economic substance of the agreements, so that issuers can conclude whether the trade debt should be classified as financial debt within the Statements of financial position, or payments made should be classified as financial or operational within the Cash flow statements. In either case, ESMA recommends that the issuer provides clear details of the accounting classification policy that it has applied, indicating the assumptions that have been made and the corresponding quantitative impacts. b) Transactions and balances Transactions denominated in a currency different from the subsidiary’s functional currency are translated into the subsidiary’s functional currency applying the exchange rates in force at the time of the transactions. Foreign currency gains and losses that result from the settlement of these transactions and the translation of monetary assets and liabilities denominated in foreign currency at the year-end rates are recognized in the Consolidated Income Statement, unless they are deferred in equity, as occurs with cash-flow hedges and net investment in foreign operations hedges. c) Translation of the financial statements of foreign companies within the Group Income Statements and Statements of Financial Position of all Group companies with a functional currency different from the group’s reporting currency (euro) are translated to eurosas follows: Consequently, provided that there are no material changes to the conditions of the trade debt (for example, to the due date, the amount or the interest rates, if applicable), the fact that due to the use of confirming, the new legal creditor is a financial institution instead of the supplier, does not change the economic character of the debt that arose from the operational activities of the Group company, regardless of whether it originated from an external or a group supplier. 1) All assets and liabilities are translated to euros using the exchange rate in force at the closing date of the Consolidated Financial Statements. 2) Items in the Income Statement are translated into eurosusing the average annual exchange rate, calculated as the arithmetical average of the average exchange rates for each of the twelve months of the year, which does not differ significantly from using the exchange rates of the dates of each transaction. Consequently, the accounting policy consistently chosen by Abengoa over the last few years regarding its supplier balances associated with non-recourse confirming has been to record them until their due date under the “Suppliers and other accounts payable” heading in the statements of financial position regardless of whether the collection rights have been assigned by the creditor to a financial institution and whether it originates from an external or a group supplier. Although in case of group suppliers, there could be characteristics that might lead to different interpretations. 3) The difference between equity, including profit or loss calculated as described in (2) above, translated at the historical exchange rate, and the net financial position that results from translating the assets, and liabilities in accordance with (1) above, is recorded in equity in the Consolidated Statement of Financial Position under the heading ‘Accumulated currency translation differences’. Notwithstanding the foregoing, as of December 31, 2015, there has been a new interpretation the relevant regulatory agencies. Based on the new interpretation, amounts corresponding to supplier balances associated to non-recourse confirming which has been originated from a group supplier were reclassified as "Corporate Financing" under current liabilities the statement of financial position as of December 31, 2015, despite their original commercial economic substance. Results of companies carried under the equity method are translated at the average annual exchange rate calculated described in (2.c.) above. Annual Report 2015

ABENGOA Consolidated financial statements Page 38 Goodwill arising on the acquisition of a foreign company is treated as an asset of the foreign company and is translated at the year-end exchange rate. Gross amounts owed by clients for ongoing works in which the costs incurred plus recognized profits (minus recognized losses) exceed partial billing are presented as assets under the heading of ‘Unbilled Revenue’ within ‘Clients and other receivables’ heading of the Statement of Financial Position. 2.24. Revenue recognition On the other hand, amounts outstanding from customers for work in progress for which the billing to date is greater than the costs incurred plus recognized profits (less recognized losses) are shown as liabilities within the line item ‘Advance payments from clients’ in the Trade payables and other current liabilities caption of the Consolidated Statement of Financial Position. a) Ordinary income Ordinary income comprises the fair value of sales of goods or services, excluding VAT or similar taxes, any discounts or returns and excluding sales between Group entities. Ordinary income is recognized as follows: Lastly, as stated in point 2.4 on the measurement of property, plant and equipment in internal asset construction projects outside the scope of IFRIC 12 on Service Concession Arrangements (see Note 2.5), revenues and profits between group companies are eliminated, meaning that such assets are shown at their acquisition cost. › Income from the sale of goods is recognized when the Group delivers the goods to the client, the client accepts them and it is reasonably certain that the related receivables will be collectible. c) Concession contracts › Income from the sale of services is recognized in the period in which the service is provided. Concession contracts are public services agreements for periods usually between 20 and 30 years including both the construction of infrastructure and future services associated with the operation and maintenance of assets in the concession period which are under the scope of IFRIC 12. Revenue recognition, as well as, the main characteristics of these contracts are detailed in Note 2.5. › Interest income is recognized using the effective interest rate method. When a receivable is considered impaired, the carrying amount is reduced to its recoverable amount, discounting the estimated future cash flows at the original effective interest rate of the instrument and recording the discount as a reduction in interest income. Income from interest on loans that have been impaired is recognized when the cash is collected or on the basis of the recovery of the cost when the conditions are guaranteed. 2.25. Leases Lease contracts of fixed assets in which a Group company is the lessee and substantially retains all the risks and rewards associated with the ownership of the assets are classified as finance leases. › Dividend income is recognized when the right to receive payment is established. b) Construction contracts Finance leases are recognized at inception of the lease at the lower of the fair value of the leased asset and the present value of the minimum lease payments over the contract term. Each lease payment is distributed between debt and financing costs, in a way which establishes a constant interest rate on the outstanding debt. The amounts to be paid over the lease term, net of financing costs, are recognized as non-current and current payables, as appropriate. The interest portion of the financing costs is charged to the Consolidated Income Statement over the period of the lease agreement, in order to obtain a constant periodic interest rate on the balance of the outstanding debt in each period. Assets acquired under finance lease agreements are depreciated over the shorter of the useful life of the asset and the lease term. Costs incurred in relation to construction contracts are recognized when incurred. When the outcome of a construction contract cannot be reliably estimated, revenues are only recognized up to the amount of the costs incurred to date that are likely to be recovered. When the outcome of a construction contract can be reliably estimated and it is probable that it will be profitable, revenue from the contract is recognized over the term of the contract. When it is probable that the costs of the project will be greater than its revenue, expected loss is recognized immediately as an expense. To determine the appropriate amount of revenue to be recognized in any period, the percentage of completion method is applied. The percentage of completion method considers, at the date of the Statement of Financial Position, the actual costs incurred as a percentage of total estimated costs for the entire contract. Lease agreements undertaken by the Group in which the entity entering into the agreement does not substantially retain all the risks and rewards associated with the ownership of the asset are classified as operating leases. Payments made under operating leases are charged to the Consolidated Income Statement (net of any incentives received from the lessor) on a straight-line basis over the lease term. Partial billing that has not yet been settled by the clients and withholdings are included under the Trade and other receivables heading. Annual Report 2015

ABENGOA Consolidated financial statements Page 39 2.26. Segment reporting Information on the Group’s operating segments is presented in accordance with internal information provided to the Group’s Chief Operating Decision Maker (CODM). The CODM, responsible for assigning resources and evaluating the performance of the operating segments, has been identified as the Chairman. 2.29. Assets held for sale and discontinued operations The Group classifies property, plant and equipment, intangible assets and disposal groups (groups of assets that are to be sold together with their directly associated liabilities) as non-current assets held for sale when, at the date of the Consolidated Statement of Financial Position, an active program to sell them has been initiated by Management and the sale is foreseen to take place within the following twelve months. The President evaluates business from an activity and geographic perspective. As described in Note 5, the CODM reviews the business by 6 operating segments which are in turn grouped, for business purposes, into three activities: Engineering & Construction, Concession-type Infrastructures and Industrial Production. The Group includes in discontinued operations those business lines which have been sold or otherwise disposed of or those that meet the conditions to be classified as held-for-sale. Discontinued operations also include those assets which are included in the same sale program together with the business line. Entities which are acquired exclusively with a view for resale are also classified as discontinued operations. Geographically, the Group reports financial information by 6 regions which are Spain (home market), North America, South America (except Brazil), Brazil, Europe (except Spain) and other (the remaining overseas markets). Assets held for sale or disposal groups are measured at the lower of their carrying value or fair value less estimated costs necessary to sell them. They are no longer amortized or depreciated from the moment they are classified as non-current assets held for sale. For detailed information on segment reporting, see Note 5. 2.27. Environmental assets Equipment, installations and systems used to eliminate, reduce or control possible environmental impacts are recognized applying the same criteria used for other similar assets. Assets held for sale and the components of disposal groups are presented in the Consolidated Statement of Financial Position grouped under a single heading as ‘Assets held for sale’. Liabilities are also grouped under a single heading as ‘Liabilities held for sale’. The after-tax profit or loss on discontinued operations is presented in a single line within the Consolidated Income Statement under the heading ‘Profit (loss) from discontinued operations, net of tax’. Provisions made for the environmental restoration, the costs of restructuring and the litigations are recognized when the company has a legal or constructive obligation as a result of past events, it becomes probable that an outflow of resources will be necessary to settle the obligation and the outflow can be reliably estimated. As indicated in IFRS 5, the elimination of intragroup transactions with companies classified as discontinued operations are performed in continuing operations or in the line of discontinued operations, depending on how they reflect more appropriately the business’ continuity or not in each case. Note 33.6 gives additional information on the Group’s environmental policies. 2.28. Severance payments Severance payments are made to employees in the event that the company terminates their employment contract prior to the normal retirement age or when the employee voluntarily accepts redundancy in the terms offered by the employer. The Group recognizes severance payments when it is demonstrably committed to third parties to provide indemnities for leaving the company or to dismiss the current workers in accordance with a detailed formal plan, with no possibility of retracting. Further information is provided on Non-current assets held for sale and discontinued operations in Note 7. 2.30. Third-Party Guarantees and Commitments The types of guarantees given to third parties in the normal course of activities in Abengoa: a) Bank guarantees and surety insurances: Correspond to guarantees provided by financial entities to Group companies to comply with any commitment made to a third party (Bid bonds, performance and others) Annual Report 2015

ABENGOA Consolidated financial statements Page 40 In case of breach of the undertaken commitment, and therefore, a possible obligation with the financial entity, the Company proceeds to recognize a liability in the Consolidated Statement of Financial Position sheet only when outflows of resources are probable. account the future development of the business. Provided its nature, these judgments and assumptions are subject to an inherent degree of uncertainty and, thus, the real results may materially differ from assumptions and estimates used. Upon the occurrence of such event, assets and liabilities will be adjusted. b) Guarantees: Correspond to commitments documented by a Group company to a third party (Bid Bonds, performance, financing and others) Based in what has been exposed in Note 2.1 regarding the application of the going concern basis of accounting Abengoa’s Consolidated Financial Statements corresponding as of December 31, 2015, estimates and assumptions have been made by the Board of Directors in order to determine the impacts of that situation over the assets, liabilities, income, expenses and commitments recorded therein. In case of breach of the undertaken commitment, and therefore, a possible obligation with the third party, the Company proceeds to recognize a liability in the Consolidated Statement of Financial Position sheet only when outflows of resources are probable, provided that such obligation was not previously recognized in the balance sheet. Upon the occurrence of a significant change in the facts and circumstances upon which estimates and assumptions have been made, management might be required to amend such estimates and assumptions in future periods. Changes in accounting estimates are recognized prospectively, in accordance with IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors”. Further information provided in Note 23. Impairment of intangible assets and goodwill Goodwill and Intangible assets which have not yet come into operation or that have an indefinite useful life are not amortized and are tested for impairment on an annual basis or whenever there an impairment indicator exists. Goodwill is tested for impairment within the Cash-Generating Unit to which it belongs. Other intangible assets are tested individually, unless they do not generate cash flows independently from other assets, in which case they are tested within the Cash-Generating Unit to which they belong. Note 3.-Critical accounting judgements estimates and In Abengoa’s Consolidated Financial Statements under IFRS-EU requires assumptions and estimates to be made which have an impact on assets, liabilities, income, expenses and disclosures related. Actual results could be different from estimated. The most critical accounting policies, which have been taken into account in these Consolidated Financial Statements, are: For those cash generating units with high growth potential, the Group uses cash flow projections for a period of 10 years based on the cash flows identified in the Group’s strategic plans, which are reviewed and approved every six months by the Management of the Group. The residual value is calculated based on the cash flows of the latest year projected using a steady or nil growth rate. The use of a 10 year period is based on the consideration that this is the minimum period needed to be used in order to appropriately reflect all the potential growth of these cash generating units. In addition, 10 year projections are prepared based on the historical experience within the Group in preparing long-term strategic plans, which are considered reliable and are prepared on the basis of the Group’s internal control system. These cash flows are considered reliable since they can easily adapt to the changes of the market and of the business segment to which cash generating units belong, based on the Group’s past experience on cash flows and margins and on future expectations. › Impairment of intangible assets and goodwill. › Revenue and expense from construction contracts. › Service concession agreements. › Income taxes and recoverable amount of deferred tax assets. › Derivatives and hedging. › Guarantees provided to third parties. Some of these critical accounting policies require the deployment of significant judgement by The Board of Directors in order to determine appropriate assumptions and estimates to determine these critical accounting policies. These estimates and assumptions are not only based on historical experience of the Company, but also, on the advice of experts and consultants, other circumstances and expectations and forecasts as of the end of the reporting period. Directors´ assessment has to be considered given the business environment of the industries and geographies in which the Group operates, taking into For other cash generating units the Group uses cash flows projections based on a 5 years period, calculating the residual value based on the cash flows of the latest year projected, ‘using a zero growth rate’. Annual Report 2015

ABENGOA Consolidated financial statements Page 41 Projected cash flows are discounted using the Weighted Average Cost of Capital (see Note 2.8), adjusted for the specific risks associated to the business unit to which the cash generating unit belongs. (see Note 2.5), the totality of the revenues and profits between group companies is eliminated, meaning that said assets are shown at their acquisition cost. Based on values in use calculated in accordance with the assumptions and hypotheses described above and in Note 8 for the years 2015 and 2014, the recoverable amount of the cash generating units to which goodwill was assigned is higher than their carrying amount. Detailed sensitivity analysis has been carried out and the Management is confident that the carrying amount of the cash generating units will be recovered in full. Main variables considered in sensitivity analysis are growth rates, discount rates based in weighted average cost of capital (WACC) and the main variables of each business. Concession Agreements The analysis on whether the IFRIC 12 applies to certain contracts and activities involves various complex factors and it is significantly affected by legal interpretation of certain contractual agreements or other terms and conditions with public sector entities. Therefore, the application of IFRIC 12 requires extensive judgment in relation with, amongst other factors, (i) the identification of certain infrastructures (and not contractual agreements) in the scope of IFRIC 12, (ii) the understanding of the nature of the payments in order to determine the classification of the infrastructure as a financial asset or as an intangible asset and (iii) the recognition of the revenue from construction and concessionary activity. During the years 2015 and 2014 there were no intangible assets with indefinite useful life and there were no significant intangible assets not yet in use that were impaired except those indicated in Note 8.1 Revenue from construction contracts Revenue from construction contracts is recognized using the percentage-of-completion method for contracts whose outcome can be reliably estimated and it is probable that they will be profitable. When the outcome of a construction contract cannot be reliably estimated, revenue is recognized only to the extent it is probable that contract costs incurred will be recoverable. Changes in one or more of the factors described above may significantly affect the conclusions as to the appropriateness of the application of IFRIC 12 and, therefore, the results of operations or our financial position (see Note 10.1). Income taxes and recoverable amount of deferred tax assets Determining income tax expense requires judgment in assessing the timing and the amount of deductible and taxable items, as well as the interpretation and application of tax laws in different jurisdictions. Due to this fact, contingencies or additional tax expenses could arise as a result of tax inspections or different interpretations of certain tax laws by the corresponding tax authorities. As described in Note 2.24.b), the percentage of completion is determined at the date of Consolidated Statement of Financial Position based on the actual costs incurred as a percentage of total estimated costs for the entire contract. Revenue recognition using the percentage-of-completion method involves the use of estimates of certain key elements of the construction contracts, such as total estimated contract costs, allowances or provisions related to the contract, period of execution of the contract and recoverability of the claims. The Company has established, over the years, a robust project management and control system, with periodic monitoring of each project. This system is based on the long-track record of the Group in constructing complex infrastructures and installations. As far as practicable, the Group applies past experience in estimating the main elements of construction contracts and relies on objective data such as physical inspections or third parties confirmations. Nevertheless, given the highly tailored characteristics of the construction contracts, most of the estimates are unique to the specific facts and circumstances of each contract. Group Management assesses the recoverability of deferred tax assets on the basis of estimates of the future taxable profit. In making this assessment, Management considers the foreseen reversal of deferred tax liabilities, projected taxable profit and tax planning strategies. This assessment is carried out on the basis of internal projections, which are updated to reflect the Group’s most recent operating trends. The Group’s current and deferred income taxes may be impacted by events and transactions arising in the normal course of business as well as by special non-recurring circumstances. The assessment of the appropriate amount and classification of income taxes is dependent on several factors, including estimates of the timing and realization of deferred tax assets and the timing of income tax payments. Although estimates on construction contracts are periodically reviewed on an individual basis, we exercise significant judgments and not all possible risks can be specifically quantified. Actual collections and payments may materially differ from these estimates as a result of changes in tax laws as well as unforeseen future transactions impacting the income tax balances. It is important to point out that, as stated in Note 2.4 about Property plant and equipment, in the internal asset construction projects outside the scope of IFRIC 12 of Service Concession Arrangements Annual Report 2015

ABENGOA Consolidated financial statements Page 42 Note 4.-Financial risk management Abengoa’s activities are undertaken through its operating segments and are exposed to various financial risks: market risk (including currency risk, interest rate risk and price risk), credit risk, liquidity risk and capital risk. Derivatives financial instruments and hedging The Group uses derivatives in order to mitigate risks arising from foreign exchange, interest rates and changes in the prices of assets and commodities purchased (principally aluminum, grain, ethanol, sugar and gas). Derivatives are initially recognized at fair value on the date that the derivative contract is entered into for, and are subsequently re-measured at fair value at each reporting date (see Notes 2.10 and 2.11 for a full description of the accounting policy for derivatives). The risk management model attempts to minimize the potential adverse impact of such risks upon the Group’s financial performance. Risk is managed by the Group’s Corporate Finance Department, which is responsible for identifying and evaluating financial risks in conjunction with the Group’s operating segments, quantifying them by project, region and company, and diversifying the sources of finance in an attempt to prevent concentrations. Contracts held for the purposes of receiving or making payment of non-financial elements in accordance with expected purchases, sales or use of goods (own-use contracts) of the Group are not recognized as financial derivative instruments, but as executory contracts. In the event that such contracts include embedded derivatives, those derivatives are recorded separately from the original contract, if the economic characteristics of the embedded derivative are not closely related to the economic characteristics of the original host contract. Options contracted for the purchase or sale of non-financial elements which may be cancelled through cash outflows are not considered to be ‘own-use contracts’. Written internal risk management policies exist for global risk management, as well as for specific areas of risk, such as foreign exchange risk, credit risk, interest rate risk, liquidity risk, the use of hedging instruments and derivatives and the investment of cash surpluses. In addition there are official written management regulations regarding key controls and control procedures for each company and the implementation of these controls is monitored through Internal Audit procedures. The inputs used to calculate fair value of our derivatives are based on observable prices on not quoted markets, through the application of valuation models (Level 2). The valuation techniques used to calculate fair value of our derivatives include discounting estimated future cash flows, using assumptions based on market conditions at the date of valuation or using market prices of similar comparable instruments, amongst others. The derivatives valuation and the identification and valuation of embedded derivatives and own-use contracts require the use of considerable professional judgment. These determinations were based on available market information and appropriate valuation methodologies. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. The Group is affected by the following financial risks: a) Market risk Market risk arises when group activities are exposed fundamentally to financial risk derived from changes in foreign exchange rates, interest rates and changes in the fair values of certain raw materials. Third-party guarantees The analysis of the guarantees committed to third parties, given the exceptional nature and uncertainty of the current situation of the company provided by the Article 5 bis of Ley Concursal, requires a complex judgment to estimate the contractual breaches that may exits and as a consequence of possible breaches, the outflow of resources probability (see Note 23). To hedge such exposure, Abengoa uses currency forward contracts, options and interest rate swaps as well as future contracts for commodities. The Group does not generally use derivatives for speculative purposes. › Foreign exchange rate risk: the international activity of the Group generates exposure to foreign exchange rate risk. Foreign exchange rate risk arises when future commercial transactions and assets and liabilities recognized are not denominated in the functional currency of the group company that undertakes the transaction or records the asset or liability. The main exchange rate exposure for the Group relates to the US Dollar against the Euro. Such situation could affect the facts and circumstances in which these estimations are based and that could arise significant changes on them. To control foreign exchange risk, the Group purchases forward exchange contracts. Such contracts are designated as fair-value or cash-flow hedges, as appropriate. Annual Report 2015

ABENGOA Consolidated financial statements Page 43 In the event that the exchange rate of the US Dollar had risen by 10% against the euroas of December 31, 2015, with the rest of the variables remaining constant, the effect in the Consolidated Income Statement would have been a loss of €27,185 thousand (loss of €1,103 thousand on 2014) mainly due to the US Dollar net asset position of the Group in companies with eurofunctional currency and a decrease of €1,649 thousand (increase of € 36,615 thousand in 2014) in other reserves as a result of the cash flow hedging effects on highly probable future transactions. In general, the Group uses futures and options listed on organized markets, as well as OTC (over-the-counter) contracts with financial institutions, to mitigate the risk of market price fluctuations. In the event that the grain price had risen by 10% as of December 31, 2015, with the rest of the variables remaining constant, the effect in the Consolidated Income Statement would have been null (null in 2014 and a decrease of €1,349 thousand (increase of € 49,086 thousand in 2014) in other reserves as a result of the cash flow hedging effects on highly probable future transactions. Details of the financial hedging instruments and foreign currency payments as of December 31, 2015 and 2014 are included in Note 14 to these Consolidated Financial Statements. In the event that the ethanol price had risen by 10% as of December 31, 2015, with the rest of the variables remaining constant, the effect in the Consolidated Income Statement would have been null in 2015 (null in 2014) and an increase of €8,673 thousand in 2014 in other reserves › Interest rate risk: arises mainly from financial liabilities at variable interest rates. Abengoa actively manages its risks exposure to variations in interest rates associated with its variable interest debt. A breakdown of the commodity derivative instruments as of December 31, 2015 ad 2014 is included in Note 14 to these Consolidated Financial Statements. In project debt (see Note 19), as a general rule, the Company enters into hedging arrangements for at least 80% of the amount and the timeframe of the relevant financing. In addition, certain Bioenergy Business Group companies engage in purchase and sale transactions in the grain and ethanol markets, in accordance with a management policy for trading transactions. In corporate financing (see Note 20), as a general rule, 80% of the debt is covered throughout the term of the debt; in addition, in 2009, 2010, 2013, 2014 and 2015, Abengoa issued notes at a fixed interest rate. Management has approved and supplemented trading strategies to control the purchase and sale of forward and swap contracts, mainly for sugar, grain and ethanol, which are reported on a daily basis, following the internal procedures established in the Transactions Policy. As a risk-mitigation element, the company sets daily limits or ‘stop losses’ for each strategy, depending on the markets in which it operates, the financial instruments purchased and the risks defined in the transaction. The main interest rate exposure for the Group relates to the variable interest rate with reference to the Euribor. To control the interest rate risk, the Group primarily uses interest rate swaps and interest rate options (caps and collars), which, in exchange for a fee, offer protection against an increase in interest rates. These transactions are measured monthly at fair value through the Consolidated Income Statement. In 2015 no transactions of this nature have been made, whereas in 2014, Abengoa recorded a profit of €3,992 thousand corresponding to settled transactions in both years. In the event that Euribor had risen by 25 basic points as of December 31, 2015, with the rest of the variables remaining constant, the effect in the Consolidated Income Statement would have been a profit of €7,316 thousand (€9,182 thousand in 2014) mainly due to the increase in time value of hedge interest rate options (caps and collars) and an increase of €28,379 (€35,591 thousand in 2014) in other reserves mainly due to the increase in value of hedging interest derivatives (swaps, caps and collars). A breakdown of the interest rate derivatives as of December 31, 2015 and 2014 is provided in Note 14 of these Notes to the Consolidated Financial Statements. › Risk of change in commodities prices: arises both through the sale of the Group’s products and the purchase of commodities for production processes. The main risk of change in commodities prices for the Group is related to the price of grain, ethanol, sugar, gas, and steel. Annual Report 2015

ABENGOA Consolidated financial statements Page 44 b) Credit risk The main financial assets exposed to credit risk derived from the failure of the counterparty to meet its obligations are trade and other receivables, current financial investments and cash. An aging of trade receivables as of December 31, 2015 and 2014 is included in Note 15 ‘Clients and other receivable accounts’. The same note also discloses the credit quality of the clients as well as the movement on provisions for receivables for the years ended December 31, 2015 and 2014. › Financial investments: to control credit risk in financial investments, the Group has established a) Clients and other receivables (see Note 15). corporate criteria which require that counterparties are always highly rated financial entities and government debt, as well as establishing investing limits with periodic reviews. b) Current financial investments and cash (see Notes 13, 14, 15 and 17). › Clients and other receivables: Most receivables relate to clients operating in a range of Given the above and considering the aging of the main financial assets with exposure to such risk, it is considered that, at the end of the year 2015, no significant amounts in arrears are susceptible to be disclosed in addition to the information required by IFRS 7. industries and countries with contracts that require ongoing payments as the project advances; the service is rendered or upon delivery of the product. It is a common practice for the company to reserve the right to cancel the work in the event of a material breach, especially non-payment. c) Liquidity risk During the last year Abengoa’s liquidity and financing policy during the last years has had intended to ensure that the company could have sufficient funds available to meet its financial obligations as they fall due. Abengoa has been using two main sources of financing: In general, and to mitigate the credit risk, prior to any commercial contract or business agreement, the company generally holds a firm commitment from a leading financial institution to purchase the receivables through a non-recourse factoring arrangement. Under these agreements, the company pays the bank for assuming the credit risk and also pays interest for the discounted amounts. The company always assumes the responsibility that the receivables are valid. › Project debt (Non-recourse project financing), which is typically used to aimed to finance any investment on project asset (see Notes 2.5 and 19). Abengoa derecognizes the factored receivables from the Consolidated Statement of Financial Position when all the conditions of IAS 39 for derecognition of assets are met. In other words, an analysis is made to determine whether all risks and rewards of the financial assets have been transferred, comparing the company’s exposure, before and after the transfer, to the variability in the amounts and the calendar of net cash flows from the transferred asset. Once the company’s exposure to this variability has been eliminated or substantially reduced, the financial asset is transferred. › Corporate Financing, used to finance the activities of the remaining companies which are not financed under the aforementioned financing model. This means of financing is managed through Abengoa S.A., which pools cash held by the rest of the companies so as to be able to re-distribute funds in accordance with the needs of the Group (see Notes 2.18 and 20) and has carried out the obtention of the resources needed from the bank and capital markets. To ensure an adequate capacity to repay its debt in relation with the cash flow generation capacity, the Group Financial Management has been elaborating an annual Financial Plan, which is approved by the Board of Directors and includes all financial needs and the manner they will be covered. In general, Abengoa considers that the most significant risk related to Clients and other receivables is the risk of non-collection, since: a) trade receivables may be quantitatively significant during the progress of work performed for a project or service rendered; b) it is not under the company’s control. However, the risk of delays in payment typically relates to technical problems, i.e., associated with the technical risk of the service provided and, therefore, within the company’s control. To manage the working capital, Abengoa usually uses non-recourse confirming with various financial entities to outsource the trade payables payments, and non-recourse factoring. In addition, Abengoa has short term financing lines including commercial paper. If the company concludes that the risk associated to the contract has been transferred to the financial institution, the receivable is derecognized in the Consolidated Statement of Financial Position at the time it is transferred, in accordance with IAS 39.20. Annual Report 2015

ABENGOA Consolidated financial statements Page 45 Due to the facts and circumstances occurred after the formulation of the interim Consolidated Financial Statements of June 30, 2015, mentioned in note 2.1.1, Abengoa had at the end of November 2015 substantial liquidity needs mainly to attend capital expenditure in assets, short and medium term debt maturities related to operations and managing negative working capital. The Company, on November 25, 2015, due to the circumstances explained above, decided to initiate a refinancing process to try to reach an agreement with its main financial creditors that would ensure a suitable framework in which to undertake the mentioned negotiations and the financial stability of the Group in the short and medium term. An analysis of the Group’s financial liabilities classified into relevant maturity groupings based on the remaining period is included in the following Notes to these Consolidated Financial Statements: Current and non-current Notes to the Consolidated Financial Statements Financial debt Note 19 Project debt and Note 20 Corporate financing Lease-back Note 20 Corporate financing Finance lease Note 20 Corporate financing Borrowings and other loans Note 20 Corporate financing Trade and other accounts payable Note 25 Trade payables and other current liabilities In relation to the process, after carefully evaluating the situation described above and in order to ensure the stability necessary to conduct these negotiations with the creditors, the Board of Directors of the Company deemed that the most appropriate approach was to submit the communication provided by the Article 5 bis of Act 22/2003 of July 9, on insolvencies (Ley Concursal). In this regard, on December 15, 2015, Mercantile Court No. 2 of Seville issued a Decree agreeing that the communication provided by the Article 5 bis of the Ley Concursal had been filed. Derivatives and hedging instruments Note 14 Derivative financial instruments Other liabilities Note 21 Grants and other liabilites d) Capital risk During the last year the Group has managed capital risk aimed to be able to ensure the continuity of the activities of its subsidiaries from an equity standpoint by maximizing the return for the shareholders and optimizing the structure of equity and debt in the respective companies or projects. Additionally, mentioned, on January 25, 2016 the Company reported that on that day, Alvarez&Marsal had submitted to the Board of Directors of Abengoa an industrial Viability Plan which defined the structure of the future activity of Abengoa at operational level, focusing on the engineering and construction business with own or third-party technology. Where additional measures have been determined (among others, the rotation of non-strategic assets, the adjustment of overhead costs to new activity levels, completion of most of projects in the pipeline focusing on those that maximize the liquidity of the Company and the balance in investments to be developed in the future in concessional assets depending on the availability of financial resources and the previous identification of partners). Since the admission of its shares to trade on the stock market, the company has grown in the following ways: › cash flows generated by conventional businesses; › financing of new investments through project debt (project finance and bridge loan), which also generates business for conventional businesses; Based on this Viability Plan, that confirms the industrial viability of Abengoa, the Company has begun negotiations with its creditors to restructure the debt and the necessary resources and thus provide Abengoa sufficient liquidity to continue operating competitively and sustainably in the future (see Note 2.1.1). The approval of the above-mentioned restructuring plan will set the guidelines for the new liquidity and financing policy of Abengoa in the future, giving priority to treasury optimization and cost of capital. › corporate financing, either through banks or capital markets; › issuance of new shares of subsidiaries through organized markets; › asset rotation; The leverage objective of the activities of the company has not generally measured based on the level of debt on its own resources, but on the nature of the activities: › for activities financed through project debt, each project is assigned a leverage objective based on the cash and cash flow generating capacity, generally, of contracts that provide these projects with highly recurrent and predictable levels of cash flow generation; › for activities financed with Corporate Financing, the objective is to maintain reasonable leverage, depending on their optimal capital structure. Annual Report 2015

ABENGOA Consolidated financial statements Page 46 As mentioned in Note 4 c), liquidity needs due to the facts and circumstances occurred following the formulation of the Interim Consolidated Financial Statements of June 30, 2015, mentioned in note 2.1.1, led the Company to start, within the legal frame provided by the article 5 bis of Ley Concursal, a refinancing process with the objective of reaching an agreement with the main creditors to ensure the proper frame to develop the negotiations and the financial stability of the Group in the short and medium term. Additionally, on January 25, 2016 the Company reported that on that day, Alvarez&Marsal had submitted to the Board of Directors of Abengoa an industrial Viability Plan which defined the structure of the future activity of Abengoa at operational level, focusing on the engineering and construction business with own or third-party´s technology. The Concession-type infrastructures activity comprises four operating segments: › Solar – Operation and maintenance of solar energy plants, mainly using thermo-solar technology. › Water – Operation and maintenance of facilities aimed at generating, transporting, treating and managing water, including desalination and water treatment and purification plants. › Transmission – Operation and maintenance of high-voltage transmission power line infrastructures. Based on this Viability Plan, the Company has begun negotiations with its creditors to restructure the debt and the necessary resources and thus provide Abengoa with the optimal capital structure to continue operating competitively and sustainably in the future (see Note 2.1.1). › Cogeneration and other – Operation and maintenance of conventional cogeneration electricity plants. › Industrial production; covers Abengoa’s businesses with a high technological component, such biofuel and development of solar technology. The company holds an important leadership position in these activities in the geographical markets in which it operates. Note 5.-Segment information 5.1. Information by business segment As indicated in Note 1, Abengoa’s activity is grouped under the following three activities which are in turn composed of six operating segments: This activity is comprised of one operating segment: ›Biofuels – Production and development of biofuels, mainly bioethanol for transport, which uses cellulosic plant fiber, cereals, sugar cane and oil seeds (soy, rape and palm) as raw materials. Abengoa’s Chief Operating Decision Maker (‘CODM’) assesses the performance and assignment of resources according to the above identified segments. The CODM in Abengoa considers the revenues as a measure of the activity and the EBITDA (Earnings before interest, tax, depreciation and amortization) as measure of the performance of each segment. In order to assess the performance of the business, the CODM receives reports of each reportable segment using revenues and EBITDA. Net interest expense evolution is assessed on a consolidated basis given that the majority of the corporate financing is incurred at the holding level and that most investments in assets are held at project companies which are financed through project debt. Amortization and impairment charges are assessed on a consolidated basis in order to analyze the evolution of net income and to determine the dividend pay-out ratio. These charges are not taken into consideration by CODM for the allocation of resources because they are non-cash charges. › Engineering and construction; includes the traditional engineering business in the energy and water sectors, with more than 70 years of experience in the market. This activity comprises one operating segment Engineering and Construction. Abengoa specializes in carrying out complex “turnkey projects” for thermo-solar plants, solar-gas hybrid plants, conventional generation plants, biofuels plants and water infrastructures, as well as large-scale desalination plants and transmission lines, among others. In addition, this segment includes activities related to the development of thermo-solar technology, water management technology and innovative technology businesses such as hydrogen energy or the management of energy crops. The process to allocate resources by the CODM takes place prior to the award of a new project. Prior to presenting a bid, the company must ensure that the project debt for the new project has been obtained. These efforts are taken on a project by project basis. Once the project has been awarded, its evolution is monitored at a lower level and the CODM receives periodic information (revenues and EBITDA) on each operating segment’s performance. › Concession-type infrastructures; groups together the company’s proprietary concession assets that generate revenues governed by long term sales agreements, such as take-or-pay contracts or power purchase agreements. This activity includes the operation of electric energy generation plants (solar, cogeneration or wind), desalination plants and transmission lines. These assets generate low demand risk and the Company focuses on operating them as efficiently as possible. Annual Report 2015

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Annual Report 20

a) The following table shows the Segment Revenues and EBITDA for the years 2015 and 2014:

	Revenue		Ebitda	
Item	2015	2014	2015	2014
Engineering and construction				
Engineering and construction	3,330,182	4,514,496	193,054 (*)	805,951
Total	3,330,182	4,514,496	193,054	805,951
Concession-type infraestructure				
Solar	166,534	335,188	115,001	235,939
Water	52,978	40,840	42,291	26,463
Transmission lines	143,473	91,347	107,337	64,289
Cogeneration and other	43,832	32,036	17,874	3,941
Total	406,817	499,411	282,503	330,632
Industrial production				
Biofuels	2,018,483	2,136,660	39,903	271,439
Total	2,018,483	2,136,660	39,903	271,439
Total	**5,755,482**	**7,150,567**	**515,460**	**1,408,022**

(*) lIncludes the loss recorded for the estimated costs related to the standstill in the last quarter of the work in progress and its subsequent restart given the situation provided by the Article 5 bis of Ley Concursal for an amount of €383 million (See Note 2.1.1)

The reconciliation of segment EBITDA with the profit attributable to owners of the parent is as follows:

Line	2015	2014
Total segment EBITDA	515,460	1,408,022
Amortization and depreciation	(814,326)	(474,864)
Financial expenses net	(868,589)	(854,742)
Share in profits/ (losses) of associates	(8,093)	7,018
Income tax expense	(22,888)	58,646
Profit (loss) from discontinued operations, net of tax	(144,254)	(22,203)
Profit attributable to non-controlling interests	129,212	3,415
Profit attributable to the parent company	**(1,213,478)**	**125,292**

b) The assets and liabilities by segment as of December 31, 2015 and December 31, 2014 are as follows:

	Engineering and construction	Concession-type infrastructure				Industrial prod.	
Item	Eng. and const.	Solar	Water	Trans.	Cog. and other	Biofuels	Balance as of 12.31.15
Assets allocated							
Intangible assets	245,242	355	6,775	-	318	1,193,287	1,445,977
Property plant and equipment	173,235	19,822	-	-	-	961,017	1,154,074
Fixed assets in projects	-	-	244,742	2,178,107	161,190	775,624	3,359,663
Current financial investments	344,600	26,912	4,471	14,954	5,834	122,050	518,821
Cash and cash equivalents	338,479	52,899	8,788	29,394	11,468	239,910	680,938
Subtotal allocated	1,101,556	99,988	264,776	2,222,455	178,810	3,291,888	7,159,473
Unallocated assets							
Non-current and associated financ. invest.	-	-	-	-	-	-	2,311,418
Deferred tax assets	-	-	-	-	-	-	1,584,751
Other current assets	-	-	-	-	-	-	2,315,698
Assets held for sale	-	-	-	-	-	-	3,255,859
Subtotal unallocated	-	-	-	-	-	-	9,467,726
Total Assets	-	-	-	-	-	-	**16,627,199**

	Engineering and construction	Concession-type infrastructure				Industrial prod.	
Item	Eng. and const.	Solar	Water	Trans.	Cog. and other	Biofuels	Balance as of 12.31.15
Liabilities allocated							
L-T and S-T corpor. financing	1,602,848	619,930	102,988	357,352	134,390	2,811,537	5,629,045
L-T and S-T project debt	136,985	337,109	78,376	1,712,168	453,945	351,523	3,070,106
L-T and S-T lease liabilities	21,827	-	-	-	-	14,715	36,542
Subtotal allocated	1,761,660	957,039	181,364	2,069,520	588,335	3,177,775	8,735,693
Unallocated liabilities							
L-T Other loans and borrowings	-	-	-	-	-	-	902,484
L-T grants and other liabilities	-	-	-	-	-	-	234,193
L-T and S-T provisions and contingencies	-	-	-	-	-	-	68,554
L-T derivative financial instruments	-	-	-	-	-	-	38,002
Deferred tax liabilities	-	-	-	-	-	-	317,689
L-T personnel liabilities	-	-	-	-	-	-	3,631
Other current liabilities	-	-	-	-	-	-	4,682,615
Liabilities held for sale	-	-	-	-	-	-	1,191,423
Subtotal unallocated	-	-	-	-	-	-	7,438,591
Total liabilities	-	-	-	-	-	-	16,174,284
Equity unallocated	-	-	-	-	-	-	452,915
Total liabilities and equity unallocated	-	-	-	-	-	-	7,891,506
Total liabilities and equity	-	-	-	-	-	-	**16,627,199**

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Annual Report 2015

	Engineering and construction	Concession-type infrastructure				Industrial prod.	
Item	Eng. and const.	Solar	Water	Trans.	Cog. and other	Biofuels	Balance as of 12.31.14
Assets allocated							
Intangible assets	396,309	276	6,775	-	915	1,164,099	1,568,374
Property plant and equipment	275,952	23,113	4,761	-	-	983,487	1,287,313
Fixed assets in projects		2,111,631	484,317	2,273,131	321,102	998,184	6,188,365
Current financial investments	711,312	87,237	9,403	30,694	8,775	201,132	1,048,553
Cash and cash equivalents	498,629	339,434	36,585	119,428	34,143	782,594	1,810,813
Subtotal allocated	1,882,202	2,561,691	541,841	2,423,253	364,935	4,129,496	11,903,418
Unallocated assets							
Non-current and associated financ. invest.	-	-	-	-	-	-	997,748
Deferred tax assets	-	-	-	-	-	-	1,503,609
Other current assets	-	-	-	-	-	-	2,451,705
Assets held for sale	-	-	-	-	-	-	8,390,115
Subtotal unallocated	-	-	-	-	-	-	13,343,177
Total Assets	-	-	-	-	-	-	25,246,595

	Engineering and construction	Concession-type infrastructure				Industrial prod.	
Item	Eng. and const.	Solar	Water	Trans.	Cog. and other	Biofuels	Balance as of 12.31.14
Liabilities allocated							
L-T and S-T corpor. financing	1,351,648	983,267	105,978	362,154	98,904	2,267,006	5,168,957
L-T and S-T project debt	6,082	1,722,176	517,975	1,770,138	465,041	476,702	4,958,114
L-T and S-T lease liabilities	14,494	-	-	-	-	20,497	34,991
Subtotal allocated	1,372,224	2,705,443	623,953	2,132,292	563,945	2,764,205	10,162,062
Unallocated liabilities							
L-T Other loans and borrowings	-	-	-	-	-	-	121,402
L-T grants and other liabilities	-	-	-	-	-	-	212,606
L-T and S-T provisions and contingencies	-	-	-	-	-	-	87,879
L-T derivative financial instruments	-	-	-	-	-	-	225,298
Deferred tax liabilities	-	-	-	-	-	-	281,797
L-T personnel liabilities	-	-	-	-	-	-	56,659
Other current liabilities	-	-	-	-	-	-	5,972,202
Liabilities held for sale	-	-	-	-	-	-	5,480,518
Subtotal unallocated	-	-	-	-	-	-	12,438,361
Total liabilities	-	-	-	-	-	-	22,600,423
Equity unallocated	-	-	-	-	-	-	2,646,172
Total liabilities and equity unallocated	-	-	-	-	-	-	15,084,533
Total liabilities and equity	-	-	-	-	-	-	25,246,595

The criteria used to obtain the assets and liabilities per segment, are described as follows:

- With the only objective of presenting liabilities by segment, Net Corporate Debt has been allocated by segments, since its main purpose is to finance investments in projects and in companies needed to expand businesses and lines of activity of the Group (see Note 19). Additionally, bridge loans issued at the corporate level has been allocated between different operating segments depending on the projects where funds have been destinated.

c) The investments in intangible assets, property, plant and equipment and fixed assets in projects for the years, 2015 and 2014 is as follows:

Item	2015	2014
Engineering and construction		
Engineering and construction	103,364	133,630
Total	103,364	133,630
Concession-type infraestructure		
Solar	674,126	811,637
Water	664,771	99,356
Transmission lines	120,799	487,887
Cogeneration and other	460,052	612,726
Total	1,919,748	2,011,606
Industrial production		
Biofuels	134,433	127,228
Total	134,433	127,228
Total investments by segment	2,157,545	2,272,464
Discontinued operations	23,860	307,093
Total	2,181,405	2,579,557

ABENGOA Consolidated financial statements
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Annual Report 2015

d) The distribution of depreciation, amortization and impairment charges by segments for the years 2015 and 2014 is as follows:

Item	2015	2014
Engineering and construction		
Engineering and construction	163,981	138,145
Total	163,981	138,145
Concession-type infraestructure		
Solar	155,605	90,230
Water	38,609	3,996
Transmission lines	234,871	34,838
Cogeneration and other	997	10,906
Total	430,082	139,970
Industrial production		
Biofuels	220,263	196,749
Total	220,263	196,749
Total	814,326	474,864

(*) Includes a loss for the impairment on certain asset affected by current situation of the company that led to submission of the communition underr y article 5 bis of the Ley Concursal for an amount of €301 million (see Note 2.1.1).

5.2. Information by geographic areas

a) The revenue distribution by geographical region for the years, 2015 and 2014 is as follows:

Geographical region	2015	%	2014	%
- North America	1,520,781	26%	2,253,624	32%
- South America (except Brazil)	1,296,814	23%	1,301,816	18%
- Brazil	843,109	15%	874,687	12%
- Europe (except Spain)	643,036	11%	892,872	13%
- Other regions	645,055	11%	938,517	13%
- Spain	806,687	14%	889,051	12%
Consolidated Total	5,755,482	100%	7,150,567	100%
Outside Spain amount	4,948,795	86%	6,261,516	88%
Spain amount	806,687	14%	889,051	12%

b) The net book value of Intangible assets and Property, plant and equipment by geographical region as of December 31, 2015 and 2014 is as follows:

Geographic region	Balance as of 12.31.15	Balance as of 12.31.14
Spain	684,669	825,364
- North America	1,085,114	1,076,259
- South America (except Brazil)	35,862	34,243
- Brazil	280,394	380,905
- Europe (except Spain)	497,240	508,712
- Other regions	16,772	30,204
Foreign market	1,915,382	2,030,323
Total	2,600,051	2,855,687

c) The net book value of fixed assets in projects by geographic region as of December 31, 2015 and 2014 is as follows:

Geographic region	Balance as of 12.31.15	Balance as of 12.31.14
Spain	253,643	1,643,547
- North America	541,607	578,763
- South America (except Brazil)	145,264	2,350
- Brazil	2,141,947	3,289,310
- Europe (except Spain)	126,803	145,633
- Other regions	150,399	528,762
Foreign market	3,106,020	4,544,818
Total	3,359,663	6,188,365

ABENGOA Consolidated financial statements
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Annual Report 2015

Note 6.- Changes in the composition of the Group

6.1. Changes in the consolidation group

a) In 2015 a total of 44 subsidiaries (84 in 2014), 4 associates (3 in 2014) and 5 joint ventures (5 in 2014), were included in the consolidation group, which are identified in Appendices I, II, III, XII, XIII and XIV to these Consolidated Financial Statements.

These changes did not have a significant impact on the overall consolidated amounts in 2015 and 2014.

In addition, during 2015, 5 joint ventures were included in the Consolidation perimeter (UTE), (19 in 2014), 3 of them with partners which do not being to the Group, have commenced their activity or have started to undertake a significant level of activity.

The amounts set out below represent the Group's proportional interest in the assets, liabilities, revenues and profits of the UTE with non Group partners, which have been included in the Consolidated Financial Statements in 2015 and 2014:

Item	2015	2014
Non-current assets	6,828	8,354
Current assets	115,138	124,096
Non-current assets liabilities	18,477	7,421
Current liabilities	103,488	119,248

Item	2015	2014
Revenue	57,682	40,510
Expenses	(47,566)	(36,148)
Profit (loss) after taxes	10,116	4,362

b) During the year ended December 31, 2015 a total of 17 subsidiaries were no longer included in the consolidation perimeter (14 in 2014), no associates (2 in 2014) and two joint ventures (1 in 2014), which are identified in Appendix IV, V and VI and which did not have any material impact in the Consolidated Income Statement, except for disposals mentioned in Note 6.3b).

During 2015, 38 UTE, (2 in 2014), which do not belong to the Group, were excluded from the consolidated group because they had ceased their activities or had become insignificant in relation to overall group activity levels. The proportional consolidated revenues of these UTE in 2015 (were null in 2014).

c) During the year 2015, Kaxu Solar One, Ltd. and Helioenergy 1 and 2, which were recorded under the equity method in the Consolidated Financial Statements as of December 31, 2014, started to be consolidated after we gained control over them (see Note 6.4). Both Kaxu Solar One, Ltd, Helioenergy 1 and 2 have been incorporated to Atlantica Yield's consolidation perimeter at the end of 2015 which is recorded under the equity method (see Note 7.1.a and Note 11).

d) As a result of the sale of the Atacama I Project to APW-1 (see Note 7.1), this project which was fully consolidated, has begun to be consolidated by the equity method once post control

e) At year-end 2015, Atlantica Yield and its subsidiaries, which were consolidated into the Consolidated Financial Statements (classified as assets and liabilities held for sale and discontinued operations), started to be recorded by the equity method after we lost control over those companies (see Note 7.1.a).

f) At year-end 2015, Rioglass Solar and its subsidiaries, which were consolidated into the Consolidated Financial Statements for the year 2014, started to be recorded by the equity method after we lost control over those companies (see Note 6.3.b).

g) In December 2014, full consolidation of Abengoa Bioenergy Biomass of Kansas, LLC and Mojave Solar, LLC (this last included in the Atlantica Yield's consolidation perimeter and classified at the end of 2014 as a discontinued operation(See Note 7)), previously accounted for under the equity method, began after we gained control of these entities (see Note 6.4).

6.2. Initial public offering of Atlantica Yield.

The divestment of a 13% stake ended on January 22, 2015, decreasing in this way the Abengoa's interest over Atlantica Yield via the sale in an underwritten public offering of 10,580,000 ordinary shares in Atlantica Yield (including 1,380,000 shares sold pursuant to the exercise in full of the underwriters' over-allotment option) at a price of USD 31 per share, bringing the holding in Atlantica Yield to 51%. This sale generated USD 328 million (€291 million) before underwritten public offering expenses and fees, USD 312 million (€277 million) after discounting expenses and fees, for Abengoa. As a result of the underwritten public offering, Abengoa registered a positive impact on equity for an amount of €60 million accounted as retained earnings, for the difference between the net proceeds and the book value of the net assets transferred.

ABENGOA Consolidated financial statements Page 51 › On July 14, 2015, Abengoa sold 2,000,000 shares at a price of USD 31 per share of Atlantica Yield for USD 62 million (€55 million), before expenses and fees, and USD 61 million (€54 million) after discounting expenses and fees, reducing its stake in Atlantica Yield to 49.05%. As a result of the transaction, Abengoa recorded a positive impact on equity amounting to €11 million, recognized as retained earnings reserve, for the difference between the net proceeds and the book value of the net assets transferred. During February 2015, full stake held in Skikda and Honnaine (two desalination plants in Algeria), as well as 29.6% of the stake held in Helioenergy 1 and 2 (thermo-solar assets in Spain) was sold. The sale of assets has been completed for a total amount of €79.5 million. Related to the aforementioned desalination plants in Algeria, we also entered into a two year call and put option agreement with Atlantica Yield under which Atlantica Yield has a put option right to require Abengoa to purchase back these assets at the same price paid by them and Abengoa has call option right to require them to sell back these assets if certain indemnities and guarantees provided by Abengoa related to past circumstances reach a certain threshold. As a result of the conversion of the Exchangeable Notes (see Note 20.3), Abengoa’s stake in Atlantica Yield is 41.86% as of December 31, 2015. Regarding the bonds exchangeable into Atlantica Yield shares (see Note 20.3), from January 1, 2016 to March 30, 2016, a nominal amount of USD 13 million in Exchangeable Notes were converted, which represents 381,918 shares of Atlantica Yield (see Note 20.3). As a result, Abengoa’s stake in Atlantica Yield has decreased to 41.48%. Furthermore, on June 25, 2015, the sale of the full stake held in transmission lines in Peru (ATN2) (40% stake) has been closed. The sale of assets has been completed for a total amount of €30.1 million. As a result of this transaction, Abengoa registered a negative impact of €6 million, recognized in retained earnings reserves, related to the difference between the amount received from the sale, net of expenses, and the net book value of the transferred assets without impact on the consolidated equity. December 31, 2015, has been considered following the Company’s plan to reduce the participation and modification of the Corporate Governance structure of Atlantica Yield during the year, as the effective date on which control over subsidiaries was lost, and therefore, all its subsidiaries, which were fully Consolidated in the financial statements of Abengoa in 2014 (classified as assets and liabilities held for sale and discontinued operations), have begun to be integrated by the equity method (see Note 7.1.a), accordance with IFRS 10 “Consolidated financial statement”. › On the other hand, as of May 11, 2015, Abengoa reached an agreement with Atlantica Yield to sell a third asset package for total cash proceeds of approximately €610 million (ROFO 3). The transaction was approved by both Atlantica Yield and Abengoa’s Board of Directors. Abengoa subscribed a 51 % of the capital increase that Atlantica Yield has placed to finance this acquisition, resulting in a net cash outflow for Abengoa of USD341.7 million (€311 million). 6.3. Main acquisitions and disposals a) Acquisitions › There were no significant acquisitions during the years, 2015 and 2014, in addition to the Helioenergy 1 and 2 solar assets described in Note 6.4. Regarding this third package, full stake held in Helios 1 and 2 (100 MW solar complex), Solnova 1, 3 and 4 (150 MW solar complex) and the remaining 70.4% stake in Helioenergy 1 and 2, all in Spain, have been sold at the end of May. The sale of assets was completed for a total amount of €503.6 million. In relation to Helioenergy 1 and 2, as mentioned before, 29.6% of the stake held by Abengoa had been sold to Atlantica Yield during February 2015 (Abengoa held a 50% stake at the end of 2014) and the acquisition of the 50% stake held by external partners was closed prior to the sale of the remaining stake held by Abengoa (see Note 6.4). b) Disposals › During 2015 financial year, Abengoa has closed the sale of certain assets to Atlantica Yield, pursuant to the plan to accelerate the sale of assets approved at the end of 2014 and the beginning of 2015 (see Note 7.1), which was made in compliance with the Right of First Offer agree the details of asset transferred to Atlantica Yield are described below: As a result of this transaction, Abengoa registered a negative impact of €61 million, recognized in retained earnings reserves, related to the difference between the amount received from the sale, net of expenses and the net book value of the transferred assets without impact on the consolidated equity. ›On December, 2014, Atlantica Yield closed the acquisition of Solacor 1 and Solacor 2 and PS10 and PS 20 (thermo-solar assets with a combined capacity of 131 MW located in Spain) and Cadonal (wind farm of 50 MW, located in Uruguay). The first acquisition of assets has been completed for a total amount of USD 312 million and it was made pursuant to the Right of First Offer agreement signed between the two companies. Annual Report 2015

ABENGOA Consolidated financial statements Page 52 › Additionally, the third asset package included the sale of 51% stake in Kaxu (100 MW solar complex) in South Africa, which was closed on July 30, 2015, for a total amount of USD 120 million (€109.2 million). › During December 2015, and as a consequence of the agreement reached with the holder non-controlling shareholder of Rioglass Solar, control over the company was transferred. Accordingly, as established by NIIF 10, Consolidated Financial Statements, the loss of control over the company and its subsidiaries led to the recognition from the financial statements of all the assets and liabilities related to those companies at their book values at the date when control was lost as well as all non-controlling interest on those companies. Additionally, the investment retained was recognized at its fair value at the date when control was lost. This operation had no significant impact in the Consolidated financial statement at the end of 2015 As a result of this transaction, Abengoa registered a negative impact €19 million, recognized in retained earnings reserves, related to the difference between the amount received from the sale net of expenses and the net book value of the transferred assets without impact on the consolidated equity. › As of July 27, 2015 Abengoa has reached an agreement with Atlantica Yield to sell a fourth asset package (ROFO 4) comprised of two renewable assets. The sale of those assets to Atlantica Yield has been closed for €277 million. The payment of €19 million is outstanding as of December 31, 2015. In opinion of the Directors it is expected to be collected in the short term. The assets consist of Solaben 1 and 6 (100MW solar complex), located in Spain and in operation since 2013, which has recently been rated by S&P as BBB. On September 30, 2015, the assets closed their refinancing in the capital markets and the sale to Atlantica Yield was completed. As a result of the aforementioned refinancing, Abengoa had an additional net cash inflow of €71 million (€25 million on September 30, 2015 and €46 million on October 1, 2015). › During May 2015, the Company has concluded the sale of the stake of 51% in Linha Verde Transmissora de Energia S.A. ("Linha Verde"). This operation is detailed in Note 7.2 on discontinued operations and assets held for sale. 6.4. Business combinations › Consolidation of Kaxu Solar One, Ltd., the company that owns the thermo-solar plant in Kaxu, in South Africa, previously accounted through the equity method, began during February 2015, once control over this company was obtained as it entered a stage in which relevant decisions were no longer subject to the control and approval of the Public Administration. This change of control of the company and its consolidation means that its assets and liabilities have been integrated according to IFRS 3 (‘Business combinations’) with no significant differences arising between the book value in Abengoa’s consolidation and its fair value. As a result of this transaction, Abengoa registered a negative impact of €7 million, recognized in retained earnings reserves, related to the difference between the amount received from the sale net of expenses and the net book value of the transferred assets without impact on the consolidated equity. The assets and liabilities related to Kaxu Solar One, Ltd. consolidated at the date of control acquisition are shown in the following table: The following table summarizes the assets transferred to Atlantica Yield under the ROFO agreements: Amount at the date of taking control ROFO Proyecto Non-current assets 502,807 ROFO 1 Solacor 1 and 2 Current assets 16,002 ROFO 1 PS10 and PS20 Non-current and current liabilities (480,084) ROFO 1 Cadonal Equity (38,725) ROFO 2 Skikda ROFO 2 Honnaine ROFO 2 y 3 Helioenergy 1 and 2 Furthermore, there were no significant contingent liabilities in the above project. Lastly, revenue and profit or loss of Kaxu Solar One, Ltd since the taking of control through December 31, 2015 are €44,968 thousand and a loss of €19,815 thousand, respectively. The aforementioned amounts of revenue and profit or loss for the current reporting period, as though the taking control date would have occurred on January 1, 2015, do not differ significantly from those recorded since the date when control was obtained outlined above. ROFO 2 ATN2 ROFO 3 Helios 1 and 2 ROFO 3 Solnova 1, 3 and 4 ROFO 3 Kaxu Solar One ROFO 4 Solaben 1 and 6 Annual Report 2015

ABENGOA Consolidated financial statements Page 53 The sale of Kaxu Solar One to Atlantica Yield was closed on July 30, 2015, in compliance with the Right of First Offer agreement signed between Abengoa and Atlantica Yield (see Note 6.3). › Full consolidation of Abengoa Bioenergy Biomass of Kansas, LLC, the company that owns the assets and liabilities of the second-generation biofuels plant in Hugoton, USA, previously accounted through the equity method began in December 2014 once control over this company was obtained as it entered a stage in which relevant decisions are no longer subject to the control and approval of the Administration. This change of control of the company and consequently its full consolidation means that all its assets and liabilities have been integrated according to IFRS 3 (‘Business combinations’) with no significant differences arising between the book value in Abengoa’s consolidation and its fair value. At the end of the year ended December 31, 2015, as Kaxu Solar One, Ltd became an Atlantica Yield´s subsidiary and has been integrated by the equity method within the Consolidated statements of financial position (see Note 7.1.a and Note 11). › Consolidation of project companies Helioenergy 1 and 2 (thermo-solar assets with a capacity of 100MW in Spain), previously accounted through the equity method, began on April 29, 2015, once control over these companies was obtained as result of the acquisition of the 50% stake hold from external partners, bringing the holding in Helioenergy 1 and 2 to 100%.This acquisition brought Abengoa a cash outflow of €38.8 million. This change of control of the companies and consequently their consolidation means that their assets and liabilities have been integrated according to IFRS 3 (‘Business combinations’) with no significant differences arising between the book value in Abengoa’s consolidation and their fair value. The amount of assets and liabilities related to Abengoa Bioenergy Biomass of Kansas, LLC consolidated as of December 31, 2014 is shown in the following table: As of December 31, 2014 Item Non-current assets 686,253 Current assets 16,229 The amount of assets and liabilities related to Helioenergy 1 & 2 consolidated at the date of taking control is shown in the following table: Non-current and current liabilities (151,446) Equity (551,036) Amount at the date of taking control Furthermore, there were no significant contingent liabilities in the above project. Lastly, revenue and profit or loss of Abengoa Bioenergy Biomass of Kansas, LLC since the taking of control was zero. The aforementioned amounts of revenue and profit or loss for the current reporting period, as though the taking control date had occurred on January 1, 2014, were €246 thousand and a loss of €632 thousand, respectively. Non-current assets 508,378 Current assets 46,766 Non-current and current liabilities (368,203) Equity (186,941) › Additionally, full consolidation of Mojave Solar, LLC, the company that owns the assets and liabilities of the thermo-solar plant in Mojave, USA, previously accounted through the equity method, began in December 2014 once control over this company was obtained as it entered a stage in which relevant decisions are no longer subject to the control and approval of the Administration. This change of control of the company and consequently its full consolidation means that all its assets and liabilities have been integrated according to IFRS 3 (‘Business combinations’) with no significant differences arising between the book value in Abengoa’s consolidation and its fair value. Furthermore, there were no significant contingent liabilities in the above projects. Lastly, revenue and profit or loss of Helioenergy 1 & 2 since the taking of control was €44,805 thousand and an income of €4,856 thousand, respectively. The aforementioned amounts of revenue and profit or loss for the current reporting period, as though the taking control date had occurred on January 1, 2015, were €57,690 thousand and an income of €5,088 thousand, respectively. In addition, during 2015 the sale of Helioenergy 1 & 2 to Atlantica Yield has been closed, in compliance with the Right of First Offer agreement signed between Abengoa and Atlantica Yield (see Note 6.3). Therefore, at the end of year 2015, as Helioenergy 1 & 2 became an Atlantica Yield’s subsidiaries and have been integrated by equity method within the Consolidated statements of financial position (see Note 7.1.a and Note 11). Annual Report 2015

ABENGOA Consolidated financial statements Page 54 The amount of assets and liabilities related to Mojave Solar, LLC, consolidated as of December 31, 2014 is shown in the following table: the plan, aimed at reducing corporate leverage, improving the liquidity position of Abengoa and strengthening its corporate governance. The main elements to be implemented under this plan include the reinforcement of the current asset disposal program to raise at least approximately €1,200 million by the end of 2016 including the following divestment options: Item As of December 31, 2014 Non-current assets 1,308,901 › Atlantica Yield: continuance of the plan launched at the end of 2014 through the reduction of its Current assets 7,829 stake and loss of control, as well as the sale of assets to Atlantica Yield. The new strategic measure aimed to either the monetization of some or all of Abengoa’s economic rights or the sale through a private process of some or all of Abengoa’s interest in Atlantica Yield, while keeping the existing ROFO (“Right of First Offer”) agreement in place. Non-current and current liabilities 970,172 Equity (364,558) At the end of 2014, Mojave Solar, LLC is included in the Atlantica Yield consolidation group and classified as discontinued operation in accordance with the requirements of IFRS 5 (see Note 7). Therefore, Abengoa’s Consolidated Financial Statements as of December 31 2014 include Mojave Solar, LLC’s assets and liabilities under a single heading in Assets held for sale and liabilities held for sale within the Consolidated statements of financial position and the results generated (since it was incorporated to Atlantica Yield´s consolidation perimeter) under a single heading “Profit (loss) from discontinued operations, net of tax” within the Consolidated income statement of 2014. › Asset rotation: continuance of the plan initiated at the end of 2014 by means of the creation of a joint venture with external equity partners to divest in assets. The new strategic measure consists of the sale or partial divestment in case of external equity partners, which includes the sale of a diverse list of assets including combined-cycle plants, cogeneration, solar plants and other concessional assets. These initiatives and their main effects in relation to the reclassification of the ‘Assets and liabilities held for sale and discontinued operations’ in the Consolidated statements of financial position and the Consolidated Income Statement as of December 31, 2015 and December 31, 2014 are described below. At the end of the year 2015, the company, was an Atlantica Yield´s subsidiary and has begun to be accounted by the equity method (See Note 7.1 and Note 11). a) Atlantica Yield Note 7.-Non-current assets held and discontinued operations for sale Reduction of stake The plan to reduce the stake in Atlantica Yield was initiated at year end 2014 with the approval of the Abengoas’ Board of Directors, has been carried out during 2015, by the following steps: 7.1. Plan to further optimize Abengoa financial structure On December 15, 2014, Abengoa´s Board of Directors approved a plan to further improve its financial structure through three main initiatives: › An initial stage to divest a 13% stake ended on January 22, 2015, via the sale in an underwritten public offering of 10,580,000 ordinary shares in Atlantica Yield, bringing the holding in Atlantica Yield to 51% (see Note 6.2). › On July 14, 2015, Abengoa sold 2,000,000 shares in Atlantica Yield at a price of USD 31.00 per share for a total price of USD 62 million, bringing the holding in Atlantica Yield to 49.05% (see Note 6.2). › Reduce its stake in Atlantica Yield. › Accelerate the sale of assets to Atlantica Yield. › On the other hand, as a consequence of the exchange notices received from holders and exchanged by the Company as of December 31, 2015 regarding Abengoa´s Exchangeable Bond, Abengoa´s shareholding in Atlantica Yield reached 41.86%. This reduction in Abengoa´s shareholding motivated the decrease of Abengoa´s representation in Atlantica´s Board of Directors by one Director according to the Company´s Articles of Association (see Note 6.2). › The creation of a joint venture with external equity partners that will invest in a portfolio of contracted assets under construction as well as in new contracted assets under development. Following the plan to optimize Abengoa Financial Structure, on September 23, 2015, Abengoa’s Board of Directors approved a package of strategic measures that will be adapted following the execution of Annual Report 2015

ABENGOA Consolidated financial statements
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Annual Report 2015

› Finally, without being a decrease of Abengoa's interest as of even though it did not constitute a reduction of stake, on December 24, 2015, the Company entered into a loan agreement for an amount of €106 million and with a final maturity date of March 17, 2016 with a group of financial entities (See Note 20). The loan has been used for general corporate purposes. As security for the loan, 17,334,598 shares in Atlantica Yield held by the Group have been pledged. Additionally, in compliance with the obligations assumed by the Company under the loan agreement entered into September 23, 2015 drawn down for an amount of €125 million (see Note 20), certain other shares of Atlantica Yield held by the Group have been pledged as security for such financing (8,196,245 shares). As of December 31, 2015, the amount of Atlantica Yield shares granted as security of the aforementioned financing arrangements and the Secured Term Facility Agreement entered into by Abengoa Concessions Investments Limited in October 2015 amounts 39,530,843 shares which represents, approximately, a 39.5% of Atlantica Yield shares in issue.

Loss of control

The Board of Directors approved at the end of 2014 a plan to lose control over Atlantica Yield mainly through the modification of its Corporate Governance structure, aimed to limit Abengoa control in the Shareholders General Meeting and the Board of Directors by means of the limitation on its voting rights and reinforcement of the role of independent directors, in addition to the plan to reduce the stake in Atlantica Yield pointed out above.

December 31, 2015, as a consequence of the important modifications in the Corporate Governance structure, and the significant reduction of shares to 41.86% (during December 2015, they were reduced by 5.5% as a consequence of conversion of convertible notes maturing on 2017) which have motivated the loss of the majority of the Abengoa's representation in Atlantica Yield's Board of Directors, has been considered as effective date of loss of control over this subsidiary, and it has been consolidated by the equity method. Atlantica Yield was presented as an operating segment within the Concession-Type Infrastructures activity during 2014 until the date of the loss of control since December 31, 2014 and until December 31, 2015 it was classified as discontinued operation. Due to the significance that the activities carried out by Atlantica Yield had for Abengoa, the loss of control of this shareholding is considered as a discontinued operation in accordance with the stipulations and requirements of IFRS 5, 'Non-Current Assets Held for Sale and Discontinued Operations'.

Thus, in accordance with IFRS 10 "Consolidated Financial Statements", the Company has recorded the loss of control, derecognizing the assets and liabilities of this shareholding at their book values as well as non-controlling interest.

Additionally, assets and liabilities resulting from the loss of control as well as the stake retained by Abengoa in Atlantica Yield have been valued at their fair values as of the date of the loss of control.

Hence, and provided that Atlantica Yield shares are quoted, since June 2014, in the NASDAQ Global Select Market according to IFRS 13 "Fair value measurement" since a quoted price in an active market is available (level 1), fair value was calculated taking in consideration Atlantica Yield quoted prices as of the date of the loss of control which was USD19.29.

The impact of all what has been mentioned above amounts to €18 million recognized a loss in the profit/loss for the year attributable to the parent Company. The breakdown of that impact is the following:

Item	2015
Profit and loss attributable to Atlantica Yield	(178,765)
Addition/disposal of assets/liabilities and retained participation fair value	34,511
Profit and loss attributable to non controlling interest	126,191
Profit and loss attributable to parent company for discontinued operations	**(18,063)**

Even though as of December 31, 2015 Atlantica Yield has been consolidated under the equity method, and as a consequence, is not appropriate to give information under this section, all income generated during 2015 has been reclassified to the above-mentioned caption, because it has been considered to be a discontinued operation during the whole fiscal year in accordance with IFRS 5

As of December 31, 2015 and 2014 the breakdown of assets and liabilities of the consolidated financial position of Atlantica Yield, integrated by the equity method is as follows:

Item	2015	2014
Fixed assets in projects	8,554,873	5,574,324
Investments in associates	49,880	4,136
Financial investments	92,152	43,623
Deferred tax assets	173,118	58,465
Current assets	873,135	580,441
Project debt	(5,648,284)	(3,457,156)
Other non-current liabilities	(2,059,018)	(1,263,060)
Other current liabilities	(178,444)	(102,539)
Total net assets and liabilities held for sale	**1,857,412**	**1,438,234**

ABENGOA Consolidated financial statements

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Annual Report 2015

Additionally, below is the breakdown of the income statement of Atlantica Yield for the years 2015 and 2014 which has been classified in "Profit/loss from discontinued operations, net of tax"

	2015	2014
Revenue	712,876	273,679
Other operating income	62,355	59,328
Operating expenses	(464,646)	(202,284)
I. Operating profit	310,585	130,723
II. Financial expense, net	(474,990)	(148,935)
III. Share of profit/(loss) of associates carried under the equity method	7,240	(580)
IV. Profit before income tax	(157,165)	(18,792)
V. Income tax benefit	(21,600)	(3,411)
VI. Profit for the period from continuing operations	(178,765)	(22,203)
VII. Profit attributable to minority interests	(9,923)	(1,762)
VIII. Profit for the period attributable to the Parent Company	**(188,688)**	**(23,965)**

Adictionally, for the years ended December 31, 2015 and 2014, the cash flow statement related to Atlantica Yield is as follows:

Item	2015	2014
Profit for the year from continuing operations	(178,765)	(22,203)
I. Profit for the year from continuing operations adjusted by non monetary items	483,718	197.145
II. Variations in working capital	65,854	(51.301)
III. Interest and income tax received / paid	(279,631)	(112.941)
A. Net cash provided by operating activities	**269,941**	**32.903**
B. Net cash used in investing activities	**(838,122)**	**(260.438)**
C. Net cash provided by financing activities	**730,934**	**229.708**
Net increase/(decrease) in cash and cash equivalents	162,753	2.173
Cash, cash equivalents and bank overdrafts at beginning of the year	291,413	259,855
Translation differences cash or cash equivalent	19,699	29.385
Cash and cash equivalents at end of the year	**473,865**	**291,413**

b) Asset rotation

Initial plan of asset rotation

At the end of 2014 Abengoa's Board of Directors approved, within the plan to optimize its financial structure, a plan to rotate assets through the creation of a joint venture with external equity partners that would invest in a portfolio of contracted assets under construction and development. Related to this plan, on December 11, 2014, the company reached a non-binding agreement with the infrastructure fund EIG Global Energy Partners ('EIG') to jointly invest in a new company to which Abengoa would contribute its shareholdings in a series of holding companies of concessional projects.

Based on this agreement, the new company would be jointly managed, although EIG would hold a majority stake in the new company. Once the agreement was completed and the projects transferred to the Newco, Abengoa would no longer have a controlling interest in the assets. Given that as of December 31, 2014, the companies associated with previous projects were available for immediate sale and the sale was highly probable, the Company classified the associated assets and liabilities as held for sale in the Consolidated Statement of Financial Position as of December 31, 2014. Those assets relate to renewable and conventional power generation (Atacama I project in Chile, Abent 3T & ACC4T projects in Mexico) and power transmission assets in Brazil.

Following the agreement reached with EIG, on April 7, 2015 the company Abengoa Projects Warehouse I, LLP (APW-1) was incorporated under the English and Wales law, reaching therefore the final agreement to establish a Joint Venture (JV) to finance the construction of the aforementioned projects.

APW-1 capital structure consists of 55% invested by EIG and a remaining non-controlling interest of 45% by Abengoa. This company is jointly managed, so once the aforementioned projects are acquired by the JV, Abengoa would no longer have a controlling interest in these assets

In connection with the acquisition of asset by JV APW-1, It is considered relevant that on April 2015, the first of the committed contribution by the agreement has been achieved, which specifically corresponds to the 100% interest on CSP Atacama 1 and PV Atacama 1 (solar plant project companies located in the Atacama Desert, Chile, which combine tower technology based on molten salts (110 MW) and photovoltaic (100 MW)). The aforementioned projects, which until then were consolidated in the Consolidated Financial Statements, started to be recorded under the equity method after Abengoa no longer had a controlling interest in such projects, and Abengoa and EIG started to control them jointly. The first acquisition of assets has been completed for a net cash inflow for Abengoa of €194.9 million.

The loss of control of the above companies and consequently their recognition under the equity method, was accounted for through the derecognition of all its assets and liabilities from the Consolidated Financial Statements, as well as the recognition of the fair value of both the consideration received as a percentage of the investment retained, according to IFRS 10 'Consolidated Financial Statements'; with no significant differences arising from this loss of control in the Consolidated Income Statement.

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Furthermore, in relation to the sale to APW-1 of a minority interest contribution of the power transmission line assets in Brazil currently under construction, at the end of June 2015, the sale of shares representing a 44.54% stake in the holding company of the aforementioned assets has been closed (the percentage will be diluted to reach the 32.9% though future capital contribution to be made by Abengoa). According to the stake sale contract, and, since Abengoa has full filled the conditions to which the operation was subject to, it has generated a receivable credit amounting to €243.1 million (related to the percentage invested by EIG percentage of invest) whose collection will be performed along the full filment of the preceding conditions established in the contract, among which, the closing of the long-term finance is with the long-term project finance closing of each project included in the agreement (see Note 12). As a result, Abengoa will keep retaining the control over the holding company of the projects (74.54% stake), which are being consolidated in the Consolidated Financial Statements. At the end of the year 2015, as a consequence of both the current situation of the Company's operations in Brazil and a contingent obligation, which arose in December 2015, giving rise to potential buyback of the shares of the transmission line assets sold, Abengoa has recorded a financial liability amounting to €243.1 million (see Note 20.6).

After the end of the year, and taking into account the current situation of the company which has resulted in the filing of the communication provided by the article 5 bis of the Ley Concursal, the Company is in process of reaching an understanding with EIG which regulates the relationship between both parties about the contribution transferred to date considering the global agreement initially signed which resulted to the establishment of APW-1.

Lastly, and in relation to Abent 3T & ACC4T projects companies' contribution to the JV APW-1, while we had agreed to a transaction price with EIG of approximately €308.6 million, as of July 31, 2015, the exclusivity period with EIG expired, without any concrete agreement. This fact allows us to start negotiations to sale these assets with third parties. Thus, these projects have been included in the divestment plan described below, and we are actively exploring the sale of this asset to other potential buyers.

New plan of asset rotation

The new plan of asset rotation is a continuation of the plan started at the end of 2014, which has been reinforced by Abengoa, as approved by Abengoa's Board of Directors on September 23, 2015. Further implementation of the plan will be carried out through the sale or partial divestment, in case of external equity partners, of certain assets. This plan includes the sale of a diverse list of assets including combined-cycle plants, cogeneration, solar plants and other concessional assets. Those assets include the projects included in the initial plan and whose divestment has not been completed on September 23, 2015, and additional projects included in the new plan.

The table below provides a breakdown of identified assets included in the plan. The companies associated with the projects are available for immediate sale and the sale is highly probable. Therefore, until the closing of the sale transaction, the assets are reported as held for sale in accordance with the stipulations and requirements of IFRS 5, 'Non-Current Assets Held for Sale and Discontinued Operations'.

Asset	Details	Capacity
Cogeneration	2 cogeneration plants in Brazil	140 MW
Solar Power Plant One (SPP1)	Combine cycle in Algeria	150 MW
Manaus Hospital / Concecutex	Concessions in Brazil and Mexico	300 beds / 10,000 people
Khi Solar One	Solar plant in South Africa	50 MW
Tenés / Ghana	Desalination plants	260,000m3/day
Abent 3T & ACC4T (**)	Cogeneration plant in Mexico	840 MW
Shams (*) (**)	Solar plant in Abu Dhabi	100 MW
Atacama 2 (**)	Solar platform in Chile	280 MW
San Antonio Water (**)	Water treatment and delivery plant in United States	175,000 m3/day
Ashalim	Solar plant in Algeria	110 MW
Norte III	Combine cycle in Mexico	924 MW
Nicefield S.A (**)	Wind farm in Uruguay	70 MW
ATN 3, S.A. (**)	Transmission lines in Peru	355 km
Photovoltaic (PV) plants	Solar plants in Spain	11.7 MW

(*) Sold during February 2016 (see Note 33.7)
(**)Companies related to assets held for sale at December 31, 2014. The circumstances and events happened out of the control of these companies since last August (see Note 2.1.1.) have delayed the rotation process. However, the intention of the Management remains in alienating of such companies.

The above-mentioned net assets and liabilities are accounted for at the carrying amount they had prior to being classified as held for sale, except for PV assets which are recorded at fair value after an impairment amounting to €13 million.

ABENGOA Consolidated financial statements Page 58 As of December 31, 2015 and 2014, the breakdown of the assets and liabilities included in the Consolidated Statements of Financial Position related to the assets rotation plan, reclassified to assets and liabilities held for sale, is as follows: As of December 31, 2014, the breakdown of the assets and liabilities included in the Consolidated Statements of Financial Position related to Linha Verde and reclassified to assets and liabilities held for sale, are as follows: Balance as of 12.31.15 Balance as of 12.31.14 Balance as of 12.31.14 Item Item Fixed assets in projects 3,021,586 1,710,429 Fixed assets in projects 163,529 Investments in associates 163,667 - Deferred tax assets 834 Financial investments 3,306 44 Current assets 5,022 Deferred tax assets 11,298 47 Project debt (116,398) Current assets 31,589 33,348 Other current liabilities (30,719) Project debt (923,497) (252,784) Other non-current liabilities (168,537) (13,646) Other current liabilities (74,976) (115,346) During May 2015, Abengoa closed the sale of the aforementioned stake for a total amount of 45.8 million Brazilian Real (approximately €13 million), which did not have any material impact in the Consolidated income statement. 7.2. Assets held for sale shares in Linha Verde Transmissora de Energía, S.A. During 2014 financial year, the Company signed with Centrais Elétricas do Norte do Brasil S.A (Eletronorte) a share purchase agreement to sell its 51% stake in Linha Verde Transmissora de Energía S.A. (‘Linha Verde’), a company with a concession of an electric transmission line in Brazil which was in pre-operational stage. As of December 31, 2014, the sale was subject to the closing conditions customary for the sale of these types of assets. Given that as of that date the subsidiary was available for immediate sale and the sale was highly probable, the Company classified the assets and liabilities of Linha Verde as held for sale in the Consolidated Statement of Financial Position as of December 31, 2014. Until closing of the sale transaction, the assets were classified as held for sale in accordance with the stipulations and requirements of IFRS 5, ‘Non-Current Assets Held for Sale and Discontinued Operations’. Annual Report 2015 Total net assets and liabilities held for sale 2,064,4361,362,092 Total net assets and liabilities held for sale 22,268

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Note 8.- Intangible assets

8.1. The detail of variations in 2015 of the main categories included in intangible assets divided into internally generated and other intangible assets is show as follows:

Cost	Goodwill	Development assets	Other	Total
Total cost as of December 31, 2014	487,645	1,063,405	295,478	1,846,528
Additions	-	125,764	27,026	152,790
Disposals and decreases	-	-	(41,527)	(41,527)
Translation differences	(80,645)	83,227	5,315	7,897
Change in consolidation	(38,909)	(1,064)	(101,388)	(141,361)
Reclassifications		(30,300)	593	(29,707)
Transfer to assets held for sale	(3,662)	-	-	(3,662)
Total cost as of December 31, 2015	364,429	1,241,032	185,497	1,790,958

Accumulated Amortization and Impairment	Goodwill	Development assets	Other	Total
Total amort. as of December 31, 2014	-	(192,587)	(85,567)	(278,154)
Additions	-	(62,534)	(29,783)	(92,317)
Disposals	-	-	1,024	1,024
Translation differences	-	(2,567)	(477)	(3,044)
Change in consolidation	-	919	26,741	27,660
Reclassifications	-	-	(150)	(150)
Total accum Amort. and Impairment as of December 31, 2015	-	(256,769)	(88,212)	(344,981)
Net balance at December 31, 2015	364,429	984,263	97,285	1,445,977

The decrease in the cost of goodwill is due to the conversion differences caused by the appreciation of the US dollar and the depreciation of the Brazilian real against the Euro, as well as the decrease of goodwill related to Rioglass Solar once lost its control and integrated by the equity method (see Note 6.3 and Note 11).

The increase in the cost of development assets is mainly due to the investment effort in research and development (see Note 8.3).

According to the information available to the Directors, and based on the best estimates, during the year 2015, an impairment charge of approximately €20 million related to Engineering and Construction segment, has been recognized in intangible assets mainly related to R&D investments amounting to €13 million due to its doubtful recovery given the current problems and the situation of the Company which has resulted in the filing of the communication provided by the article 5 bis of Ley Concursal (see Note 2.1.1 Basis of Presentation). The methodology used for the valuation of the impairment losses and discount rates are described in Note 2.8.

8.2. The detail of variations in 2014 of the main categories included in intangible assets divided into internally generated and other intangible assets is show as follows:

Cost	Goodwill	Development assets	Other	Total
Total cost as of December 31, 2013	476,059	311,444	273,285	1,060,788
Additions	-	91,020	36,236	127,256
Disposals and decreases	-	(1,886)	(3,254)	(5,140)
Translation differences	11,586	5,463	4,444	21,493
Change in consolidation	-	676,846	-	676,846
Reclassifications	-	(19,482)	647	(18,835)
Transferred to assets held for sale	-	-	(15,880)	(15,880)
Total cost as of December 31, 2014	487,645	1,063,405	295,478	1,846,528

Accumulated Amortization and Impairment	Goodwill	Development assets	Other	Total
Total amort. as of December 31, 2013	-	(146,651)	(72,026)	(218,677)
Additions	-	(42,985)	(34,492)	(77,477)
Disposals and decreases	-	-	21,059	21,059
Translation differences	-	(2,322)	(796)	(3,118)
Reclassifications	-	(629)	688	59
Total accum Amort. and Impairment as of December 31, 2014	-	(192,587)	(85,567)	(278,154)
Net balance at December 31, 2014	487,645	870,818	209,911	1,568,374

The increase in goodwill is due to the translation differences caused by the appreciation of the US Dollar and the Brazilian real against the Euro.

The increased cost of intangible assets is primarily due to investment in research and development projects (see Note 8.3) and to the change in the consolidation scope following the start-up and control of the Hugoton second generation biofuels plant in the United States, which is owned by Abengoa Bioenergy Biomass of Kansas, LLC (See Note 6.4) and it has been classified as development assets (see Note 8.3).

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According to the available information by the Directors, during 2014 no significant losses for impairment of intangible assets were recorded.

8.3. Development assets

During 2015, Abengoa made significant Research and Development investment efforts, investing a total of €345,188 thousand (€597,784 thousand in 2014) through the development of new technologies in different areas of business (solar technology, biotechnology, desalination, water treatment and reuse, hydrogen, energy storage and new renewable energies).

The following table summarizes the total investments made in R&D in 2015 and 2014:

Item	Assets as of 12.31.14	Investment during the fiscal year	Other movements	Transfer to assets held for sale	Assets as of 12.31.15
Development assets (Note 8.1)	1,063,405	125,764	51,863	-	1,241,032
Development assets in projects (Note 10.1)	-	190,029	(190,029)	-	-
Development assets in investments in associates (Note 11.2)	118,804	21,505	190,029	-	330,338
Technological development research 2015	-	7,890	(7,890)	-	-
Total in the 2015 fiscal year	1,182,209	345,188	43,973	-	1,571,370

Item	Assets as of 12.31.13	Investment during the fiscal year	Other movements	Transfer to assets held for sale	Assets as of 12.31.14
Development assets (Note 8.2)	311,444	91,020	660,941	-	1,063,405
Development assets in projects (Note 10.1)	71,204	304,392	-	(375,596)	-
Development assets in investments in associates (Note 11.2)	474,239	193,658	(549,093)	-	118,804
Technological development research 2014	-	8,714	(8,714)	-	-
Total in the 2014 fiscal year	856,887	597,784	103,134	(375,596)	1,182,209

During 2015, Abengoa has worked in the development on assets that are based on technologies that enable Abengoa's strategic the R&D areas to continue progressing, such as technologies aimed to improve the efficiency of solar plants (thermo-solar and photovoltaic), both thermo-solar and electric energy storage systems, power control, the development of 2G bio-refining to produce biofuels and other value added products such as treating municipal solid waste for energy production, and plants for treating and reusing water.

At the beginning of 2015, a parabolic trough thermo-solar plant started its operations in South Africa, as a result of the developments reached on the R&D of the Company and there are two additional solar plants under construction, one of them, Khi Solar One is the first commercial plant with tower technology and superheated steam.

The construction of the solar plant project in the Atacama Desert I (Chile), which combines photovoltaic plant, thermo-solar plant and both thermal and electric energy storage systems for the production of renewable energy 24 hours a day, supplying demand from the network at any given time is ongoing.

Abengoa works as well on bioproducts through the conversion of non-food organic material (grain, sugar cane, biomass, oleaginous) into 1G and 2G biofuels and high value added bioproducts. During 2015 we have developed a process aimed to adapt the operating 1G assets production to market demand and further R&D and innovation carried out by Abengoa also resulted in the efficiency improvement of the enzymatic cocktail that converts non-food organic material into biofuels in the plant located in Hugoton.

In water management, Abengoa is working in Saudi Arabia in the first desalination plant powered by solar energy. It will have a capacity of 60,000 m3 of seawater per day and will supply 200,000 people. This is a pioneering project in the world in which a photovoltaic solar plant will produce the energy needed to run the reverse osmosis desalination.

As a technology company, Abengoa is committed in using R&D to develop new businesses that enable it to grow. In this way, in 2015 the main focus has been to develop the company's emerging businesses related to hydrogen and energy, it has finished the second hydrogen service station for transport, from water and electricity located in Seville (Spain) and linked to the production of energy crops, in a first phase for temperate climate.

8.4. Goodwill

The table below shows the breakdown of Goodwill as of December 31, 2015 and 2014:

Goodwill / Operating segment	Balance as of 12.31.15	Balance as of 12.31.14
Abener Eng. and Const. Services, LLC (Engineering and construction)	32,519	26,658
Abengoa Bioenergia Brasil (Biofuels)	261,420	354,437
Abengoa Bioenergy USA (Biofuels)	40,973	36,621
Rioglass Solar (Enginneering and construction)	-	38,914
Other	29,517	31,015
Total	364,429	487,645

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Based on the values in use, calculated in accordance with the assumptions and hypothesis described in Notes 2.8 and 3, in 2015 and 2014 the recoverable amount of the cash generating units to which goodwill was assigned is higher than their carrying amount.

For each goodwill, sensitivity analysis have been performed, especially in relation to discount rates, terminal values and changes in the main business key variables, to ensure that potential changes in valuation do not make cash generating units fair value lower than its book value.

8.5. There are no intangible assets with indefinite useful life other than goodwill. There are no intangible assets with restricted ownerships or that may be under pledge as liabilities guarantee.

Note 9.- Property, plant and equipment

9.1. The table below shows the detail and movement on the different categories of Property, plant and equipment (PP&E) for 2015:

Cost	Lands and buildings	Technical installations and machinery	Advances and fixed assets in progress	Other fixed assets	Total
Total balance as of December 31, 2014	513,103	1,303,197	59,441	103,392	1,979,133
Additions	13,974	8,089	8,365	9,136	39,564
Disposals and decreases	(9,968)	(11,100)	-	(5,222)	(26,290)
Translation differences	(4,121)	27,864	1,932	(917)	24,758
Change in consolidation	(30,845)	(108,412)	(3,148)	(1,437)	(143,842)
Reclassifications	3,578	225	(10,001)	40	(6,158)
Total Balance as of December 31, 2015	485,721	1,219,863	56,589	104,992	1,867,165

Accumulated Amortization and Impairment	Buildings	Technical installations and machinery	Advances and fixed assets in progress	Other fixed assets	Total
Total accum. deprec. as of December 31, 2014	(117,892)	(515,207)	-	(58,721)	(691,820)
Additions	(13,158)	(61,290)	-	(20,810)	(95,258)
Disposals and decreases	499	5,729	-	3,205	9,433
Translation differences	190	(14,962)	-	563	(14,209)
Change in consolidation	4,670	73,478	-	854	79,002
Reclassifications	(185)	(48)	-	(6)	(239)
Total accum. Amort. and Impairment as of December 31, 2015	(125,876)	(512,300)	-	(74,915)	(713,091)
Net balance at December 31, 2015	359,845	707,563	56,589	30,077	1,154,074

During 2015, the decrease of Property, plant and equipment (PP&E) cost is mainly due to the disposal of all the assets related to Rioglass Solar once lost its control and, therefore, consolidated by the equity method (see Note 6.3 and Note 11).

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According to the information available to the Directors, and based on the best estimates, during the year 2015, there is an impairment charge of approximately €57 million, of which €47 million are contributed by thermo-solar investments projects impairment located in US due to its doubtful recovery given the current problems and the situation of the Company which has resulted in the filing of the communication provided by the article 5 bis of Ley Concursal (see Note 2.1.1 Basis of Presentation). The aforementioned impairment losses correspond to assets related to Engineering and construction segment (€40 million) and Bioenergy segment (€17 million). The methodology used for the valuation of the impairment losses and discount rates are described in Note 2.8.

9.2. The detail and the movement of the main categories included in the assets in projects as of December 31, 2015 and December 31, 2014 is as follows:

Cost	Lands and buildings	Technical installations and machinery	Advances and fixed assets in progress	Other fixed assets	Total
Total balance as of December 31, 2013	494,174	1,240,458	49,601	87,841	1,872,074
Additions	8,873	43,221	24,596	15,919	92,609
Disposals and decreases	(2,132)	(5,886)	(1,008)	(2,625)	(11,651)
Translation differences	6,781	36,832	2,536	1,403	47,552
Change in consolidation	-	-	-	-	-
Reclassifications	5,407	(11,428)	(16,284)	854	(21,451)
Total Balance as of December 31, 2014	513,103	1,303,197	59,441	103,392	1,979,133

Accumulated Amortization and Impairment	Buildings	Technical installations and machinery	Advances and fixed assets in progress	Other fixed assets	Total
Total accum. deprec. as of December 31, 2013	(109,286)	(418,111)	-	(71,088)	(598,485)
Additions	(17,326)	(63,328)	-	(12,980)	(93,634)
Disposals and decreases	1,054	2,053	-	2,611	5,718
Translation differences	(1,901)	(17,047)	-	(756)	(19,704)
Change in consolidation	-	-	-	-	-
Reclassifications	9,567	(18,774)	-	23,492	14,285
Total accum. Amort. and Impairment as of December 31, 2014	(117,892)	(515,207)	-	(58,721)	(691,820)
Net balance at December 31, 2014	395,211	787,990	59,441	44,671	1,287,313

In 2014, the increase in Property, plant and equipment was mainly due to improvements in the technical facilities of the Rotterdam plant, fitting out a research laboratory in Spain and a new warehouse in Spain, construction equipment purchases for projects in Peru, Uruguay and Chile, and the new offices in India.

According to the information available to the Directors, during 2014 it was not needed to register an impairment loss in property, plant and equipment.

9.3. Property, plant and equipment not assigned to operating activities at the year-end is not significant.

9.4. The companies' policy is to contract all insurance policies deemed necessary to ensure that all Property, plant and equipment is covered against possible risks that might affect it.

9.5. The amount of interest costs capitalized included in PP&E at December 31, 2015 was €5,341 thousand (€1,447 thousand in 2014).

9.6. At the end of 2015 and 2014, Property, Plant and Equipment include the following amounts where the group is a lessee under a finance lease:

Item	Balance as of 12.31.15	Balance as of 12.31.14
Capitalized finance-lease cost	16,575	22,336
Accumulated depreciation	(3,167)	(2,785)
Net carrying amount	13,408	19,551

9.7. The cost of land included in the land and buildings subcategory amounted to €73,661 thousand at December 31, 2015 (€85,063 thousand in 2014).

9.8. The table below sets out the information related to those assets constructed by the Group during 2015 and 2014 classified under the heading Property, plant and equipment of the Consolidated Statement of Financial Position:

Item	12.31.15	12.31.14
Property, plant and equipment constructed by the Group (accumulated)	945,665	941,652
Revenue generated by property, plant and equipment constructed by the Group	699,883	742,520
Operating result of property, plant and equipment constructed by the Group	202,406	(10,831)

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9.9. The book value of Propety, plant and equipment which is in any way restricted or pledged to guarantee liabilities amounts to € 103,539 thousand (see Note 23.3).

Note 10.- Fixed assets in projects

As indicated in Note 2.5, included in the consolidation perimeter, there are several interest in companies which company purpose is the development of projects including the design, construction, financing, operation and maintenance of owned assets or assets under concession-type agreements which are financed through project debt.

This note provides a breakdown of fixed assets in projects as well as relevant information related to said assets (excluding the detail of project debt which is disclosed in Note 19 to the Consolidated Financial Statements).

10.1. Concession assets in projects

a) The following table shows the changes of 'Concession assets in projects' for 2015:

Cost	Intangible assets	Financial assets	Development assets (*)	Total
Total as of December 31, 2014	4,940,972	284,201	-	5,225,173
Additions	1,171,510	563,409	190,029	1,924,948
Disposals and decreases	-	-		-
Translation differences	(685,479)	(29,324)		(714,802)
Change in consolidation	(1,839,600)	(28,698)	(190,029)	(2,058,328)
Transfer to assets held for sale	(1,101,914)	(509,422)		(1,611,336)
Total as of December 31, 2015	**2,485,489**	**280,166**	**-**	**2,765,655**

(*) Corresponds to the investment in the Atacama I thermo-solar project in Chile until its sale to the APW-1 joint venture (see Note 7.1.b).

Accumulated Amortization and Impairment	Intangible assets	Financial assets	Development assets	Total
Total accum. amort. as of December 31, 2014	(282,984)	-	-	(282,984)
Additions	(347,754)	-	-	(347,754)
Disposals and decreases	-	-	-	-
Translation differences	23,196	-	-	23,196
Change in consolidation	168,138	-	-	168,138
Reclassifications	2,188	-	-	2,188
Transfer to assets held for sale	82,852	-	-	82,852
Total accum Amort. and Impairment as of December 31, 2015	**(354,364)**	**-**	**-**	**(354,364)**
Net balance at December 31, 2015	**2,131,125**	**280,166**	**-**	**2,411,291**

During the year 2015, the decrease in concession assets in projects is mainly due to the classification as assets held for sale of those related to the companies detailed in Note 7.1, included in the sale of assets during the year to Atlantica Yield, and its consolidation by the equity method (see Note 6.3.b and Note 7.1) and the depreciation of the Brazilian real against the Euro. Such decrease has been partially offset by the work in progress of various transmission lines in Brazil and Peru (€665 million), thermo-solar plant in Chile (€653 million), water project in México (€389 million), desalination plants and water projects in Ghana, Algeria, Morocco and US (€98 million), the construction of an Hospital in Brazil (€40 million) and wind farms and a prison in Uruguay (€17 and €11 million respectively).

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According to the information available to the Directors, and based on the best estimates, during the year 2015, there is an impairment charge of €241 million related certain concessional assets under construction given the current problems and the situation of the Company which has resulted in the filing of the communication provided by the article 5 bis of Ley Concursal (see Note 2.1). The aforementioned impairment losses correspond to concessional assets of electric transmissions segment (€185 million), Water segment (€21 million), Solar segment (€23 million) and Cogeneration and other segment (€12 million). All these assets are concessional assets in progress that, according to IFRIC12, revenues, costs and margin of services delivered during the period of construction are recorded in accordance to IAS 11 "construction contracts" (see Note 2.5). The methodology used for the valuation of the impairment losses and discount rates are described in Note 2.8.

b) The following table shows the movements of 'Concession assets in projects' for 2014:

Cost	Intangible assets	Financial assets	Development assets (*)	Total
Total as of December 31, 2013	8,089,750	729,611	71,204	8,890,565
Additions	1,227,201	778,443	304,392	2,310,036
Disposals and decreases	(5,412)	-	-	(5,412)
Translation differences	340,161	147,198	-	487,359
Change in consolidation	1,255,988	-	-	1,255,988
Reclassifications	(161,506)	161,506	-	-
Transfer to assets held for sale	(5,805,210)	(1,532,557)	(375,596)	(7,713,363)
Total as of December 31, 2014	4,940,972	284,201	-	5,225,173

Accumulated Amortization and Impairment	Intangible assets	Financial assets	Development assets	Total
Total accum. amort. as of December 31, 2013	(299,488)	-	(17,834)	(317,322)
Additions	(210,440)	-	(3,060)	(213,500)
Disposals and decreases	9	-	-	9
Translation differences	(10,846)	-	-	(10,846)
Reclassifications	10,632	-	-	10,632
Transfer to assets held for sale	227,149	-	20,894	248,043
Total accum Amort. and Impairment as of December 31, 2014	(282,984)	-	-	(282,984)
Net balance at December 31, 2014	4,657,988	284,201	-	4,942,189

The increase in concession assets during 2014 was primarily due to progress in constructing various transmission lines in Brazil and Peru (€487 million), water and generation projects in Mexico (€556 million), the thermo-solar plants in Chile (€796 million), the construction project of a hospital in Brazil (€103 million), the Palmatir and Cadonal wind farms in Uruguay (€55 million) and the desalination plants and water projects in Ghana, Algeria and USA (€57 million). Similarly, the change in the scope of consolidation also caused a significant increase following the start-up and control of the company Mojave Solar, LLC (see Note 6.4) and the appreciation of the US Dollar and the Brazilian Real against the euro.

The increase in 2014 was offset by the classification of various assets as held for sale, for a total net amount of €7,465 million (see Note 7.1). These included the Atlantica Yield assets, the concession assets of the desalination plants in Algeria (Skikda and Honnaine), transmission lines in Peru (ATN2) and a thermo-solar plant in Abu Dhabi (Shams), and the assets relating to the non-binding agreement with the EIG Global Energy Partners (EIG) infrastructures fund that will form part of a joint venture (according to the information available to the Directors).

No significant losses from impairment of 'Concession assets in projects' were recorded during 2014.

c) Capitalized interest cost for the year ended December 31, 2015 amounts to €87,159 thousand (€88,665 thousand in 2014).

d) Appendix VII to these Consolidated Financial Statements includes certain information on project companies included within the scope of IFRIC 12.

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Annual Report 2015

10.2. Other assets in projects

a) The table below shows the detail and movement in 'Other assets in projects' for 2015:

Cost	Land and buildings	Technical installations and machinery	Advances and fixed assets in progress	Other PP&E	Software and other intangibles	Total
Total as of December 31, 2014	305,587	997,274	22,391	372,170	78,987	1,776,409
Additions	4,125	5,352	11,639	39,925	3,062	64,103
Disposals and decreases	-	-	-	-	-	-
Translation differences	(3,122)	(38,219)	(3,659)	(95,103)	(17,700)	(157,803)
Change in consolidation	(8,356)	(4,683)	-	(46)	-	(13,085)
Reclassifications	44,694	(31,372)	(20,520)	(22,033)	-	(29,231)
Transfer to assets held for sale	(62,423)	(175,802)	(290)	(322)	(10,612)	(249,449)
Total as of December 31, 2015	**280,505**	**752,550**	**9,561**	**294,591**	**53,737**	**1,390,944**

Accumulated depreciation and and impairment	Buildings	Technical installations and machinery	Advances and fixed assets in progress	Other PP&E	Software and other intangibles	Total
Total accum. deprec. as of December 31, 2014	(67,591)	(304,027)	-	(131,902)	(26,713)	(530,233)
Additions	(7,811)	(50,400)	-	(13,649)	(2,657)	(74,517)
Disposals and decreases	163	951	-	-	1,318	2,432
Translation differences	1,370	24,227	-	31,237	1,448	58,282
Change in consolidation	-	-	-	-	-	-
Reclassifications	(2,336)	306	-	22,033	-	20,003
Transfer to assets held for sale	27,633	52,998	-	226	604	81,461
Total accum. deprec. and impairment as of December 31, 2015	**(48,572)**	**(275,945)**	**-**	**(92,055)**	**(26,000)**	**(442,572)**
Net balance at December 31, 2015	**231,933**	**476,605**	**9,561**	**202,536**	**27,737**	**948,372**

During the year 2015, the decrease in other assets in project is mainly due to the classification as assets held for sale of those related to the companies detailed in Note 7.1.b, and the depreciation of the Brazilian real against the euro.

According to the information available to the Directors, no significant losses from impairment of 'Other assets in projects' were recorded during 2015.

b) The table below shows the detail and movement in 'Other assets in projects' for 2014:

Cost	Land and buildings	Technical installations and machinery	Advances and fixed assets in progress	Other PP&E	Software and other intangibles	Total
Total as of December 31, 2013	284,552	1,058,459	24,187	376,450	73,861	1,817,509
Additions	13,829	11,322	1,299	19,287	3,919	49,656
Disposals and decreases	-	(1,404)	(229)	(513)	(345)	(2,491)
Translation differences	10,605	52,197	(422)	4,103	601	67,084
Reclassifications	4,550	3,605	(2,444)	(24,360)	951	(17,698)
Transfer to assets held for sale	(7,949)	(126,905)	-	(2,797)	-	(137,651)
Total as of December 31, 2014	**305,587**	**997,274**	**22,391**	**372,170**	**78,987**	**1,776,409**

Accumulated depreciation and impairment	Buildings	Technical installations and machinery	Advances and fixed assets in progress	Other PP&E	Software and other intangibles	Total
Total accum. deprec. as of December 31, 2013	(84,166)	(231,517)	-	(139,101)	(21,695)	(476,479)
Additions	(11,437)	(52,800)	-	(16,528)	(4,778)	(85,543)
Disposals and decreases	9	676	-	223	4	912
Translation differences	(1,828)	(12,237)	-	(1,677)	(244)	(15,986)
Reclassifications	4,585	(10,744)	-	24,667	-	18,508
Transfer to assets held for sale	25,246	2,595	-	514	-	28,355
Total accum. deprec. and impairment as of December 31, 2014	**(67,591)**	**(304,027)**	**-**	**(131,902)**	**(26,713)**	**(530,233)**
Net balance at December 31, 2014	**237,996**	**693,247**	**22,391**	**240,268**	**52,274**	**1,246,176**

The net increase in Other assets in projects was mainly due to investments to improve other production assets of the bioenergy business in Brazil (€20 million), the acquisition of a plot of land adjoining Campus Palmas Altas (€5 million) as well as other plot of land for generation projects in Mexico (€4 million) and the appreciation of the US Dollar and the Brazilian real against the euro. This increase in 2014 was partially offset by the classification of Atlantica Yield's assets as assets held for sale totaling €109 million (see Note 7.1).

According to the information available to the Directors, during 2014, no significant losses from impairment of 'Other assets in projects' were recorded.

ABENGOA Consolidated financial statements Page 66 c) During the years 2014 and 2015 no financial costs were capitalized. The movement in investment accounted by the equity method during 2015 and 2014: d) Fixed assets in projects whose ownership are restricted or are pledged as collateral for liabilities (as described in Note 19 for project finance) amount to a book value of €4,004,016 thousand in 2015 (see Note 23.3). Balance as of 12.31.15 Balance as of 12.31.14 Investments accounted by the equity method Initial balance 311,261 835,682 e) It is the policy of the Group to enter into a number of insurance policies to cover risks relating to property, plant and equipment. Translation differences (5,068) 2,047 Equity contributions 28,558 303,744 Changes in consolidation 1,024,853 (787,236) f) For property, plant and equipment located over third party land, the company has estimated the dismantling costs of affected items, as well as the rehabilitation costs of the place where they are settled (see Note 22.1). Reclassification to assets held for sale (153,590) (42,037) Distribution of dividends (230) (7,957) Share of (loss)/profit (8,093) 7,018 g) At the end of the year 2015, biological assets amount to €196 million. 10.3. Assets constructed by the group The table below sets out the information related to those assets constructed by the Group during 2015 and 2014 classified under the fixed assets in projects heading of the Consolidated Statement of Financial Position (concessions and other assets in projects): The main impact regarding investments in associates and joint ventures in 2015 mainly corresponds to the loss of control over Atlantica Yield and its affiliates, which have begun to be consolidated through the equity method; to the rotation of renewable generating assets (solar power plants in Atacama´s desert in Chile) to APW-1 and the equity contributions to the thermo-solar project of Xina in South Africa and the impact of Rioglass and its affiliates once the loss of control materialized, as described in Note 6.3.b. Item 12.31.15 12.31.14 Fixed assets in projects constructed by the Group (accumulated) 3,067,370 5,899,869 On the other hand, such increase has been partially offset by the investment integrated in the Concecutex S.A. and Khi Solar One projects, which have been recorded as held for sale and reclassified in the Consolidated Statements of Financial Position to assets held for sale and liabilities held for sale respectively (see Note 7.1). Revenue generated by fixed assets in project constructed by the Group 1,401,404 1,167,402 Operating result of fixed assets in project constructed by the Group 340,864 289,675 As of December 31, 2015, Atacama 1 (sociedad dependiente de APW-1) project is financed with a bridge loan amounting to €237,140 thousand (see Note 11.4 and 19). Note 11.-Investments in associates 11.1. The detail of the main categories included in financial investment as of December 31, 2015 and 2014 is as follows: Balance as of 12.31.15 Balance as of 12.31.14 Item Associates 918,136 33,425 Joint Ventures 279,555 277,836 Annual Report 2015 Total Investments accounted for using the equity method1,197,691311,261 Final balance1,197,691311,261

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11.2. The tables below show a breakdown of assets, revenue and operating profit as well as other information of interest for the years 2015 and 2014 of the companies accounted by the equity method

Company	% shares	Assets	Revenues	Operating profit 2015
Abeinsa Energy and Water Contracting LLC	49.00	-	-	-
Agua y Gestión de Servicios Ambientales, S.A.	41.54	72,977	12,337	(434)
Al Osais-Inabensa Co. Ltd	50.00	8,200	-	29
APW-1 and subsidiaries	45.00	1,405,311	2,623	(33,855)
Ashalim Thermo Solar Management, Ltd.	50.00	181,265	-	1,139
ATE VIII Transmissora de Energia, S.A.	50.00	21,642	1,990	391
Atlantica Yield and subsidiaries	41.86	9,743,158	712,876	(188,688)
Basor México, S.A.P.I. de C.V.	50.00	1,020	1,312	(103)
Chennai O&M, JV Private Limited	50.00	-	-	-
Chennai Water Desalination Limited	25.00	96,674	25,058	(2,095)
Coaben, S.A. de C.V.	50.00	9,410	-	3
Cogeneración Motril, S.A.	19.00	-	-	-
Concecutex, S.A. de C.V. (2)	50.00	73,370	6,044	3,679
Concesionaria Costa del Sol S.A.	50.00	4,593	726	(22,736)
Concesionaria Hospital del Tajo, S.A.	20.00	60,267	8,061	2,411
Consorcio Teyma M y C, Ltda.	49.90	57	-	-
Dalian Xizhong Island Energy Co., Ltd.	4.68	-	-	-
Evacuación Villanueva del Rey, S.L.	45.13	3,343	-	-
Explotaciones Varias, S.L.	50.00	43,923	175	(316)
Explotadora Hospital del Tajo, S.L.	20.00	823	3,518	3
Ghenova Ingeniería S.L.	20.00	4,476	-	-
Green Visión Holding BV	24.00	10,906	6,107	120
Greentech Water Engineering Company	25.00	27,430	17,154	1,019
HZN Manutenção Hospitalar Ltda.	33.00	892	-	-
Inapreu, S.A.	50.00	11,757	1,335	57
Khi Solar One (Pty) Ltd (2)	51.00	240,841	-	162
Ledincor S.A.	49.00	7,664	4,271	600
Lidelir S.A.	49.00	12,831	6,784	337
Micronet Porous Fibers, S.L.	50.00	8,199	81	181
Negev Energy - Ashalim Thermo-Solar Ltd. (2)	50.00	247,989	120,518	544
Negev Energy Ashalim Operation and Mantainance, Ltd.	50.00	1,142	-	120
Negev Energy Finance, Ltd.	50.00	176,718	-	(1,120)
Rio Huan Solar Co., Ltd	55.00	5,078	-	(457)
Rioglass Solar Holding and subsidiaries	49.99	154,626	70,448	(8,572)
Servicios Culturales Mexiquenses, S.A. de C.V.	50.00	813	4,230	157
Shams Power Company PJSC	40.00	48,760	82,043	7,652
SolelAben EPC Ashalim, L.P.	50.00	134,028	127,530	1,343
SRC Nanomaterials, S.A	50.00	355	-	7
Total Abengoa Solar Emirates Investment Company, B.V. (2)	50.00	50,627	-	8,078
Total Abengoa Solar Emirates O&M Company, B.V.	50.00	6,283	7,944	3,110
TSMC Ingeniería y Contrucción, Ltda.	33.30	57	-	-
Xina Solar One (Rf) (Pty), Ltd.	40.00	421,154	-	(482)
Total 2015		**13,298,659**	**1,223,165**	**(227,716)**

(1) Within the asset amount are included the certified assets as developement assets related to the thermo-solar tower technology plant with radiation concentration in South Africa amounted to €114,905 thousand, and the thermo-solar and photovoltaic Smart Solar plant in Chile amounted to €238,848 thousand, applying the contribution percentage owned in the company. Further detaing of development asset are described in Note 8.3.

(2) Companies classified as assets held for sale (see Note 7)

Company	% shares	Assets	Revenues	Operating profit 2014
Agroenergía de Campillos, S.L.	25.00	-	-	-
Agua y Gestión de Servicios Ambientales, S.A.	41.54	89,586	25,002	(510)
Al Osais-Inabensa Co., Ltd	50.00	4,584	(1,503)	(6,687)
Ashalim Thermo Solar Management, Ltd.	50.00	-	-	-
ATE VIII Transmissora de Energia, S.A.	50.00	30,018	2,014	658
Basor México, S.A.P.I. de C.V.	50.00	755	391	(162)
Chennai O&M, JV Private Limited	50.00	-	-	-
Chennai Water Desalination Limited	25.00	88,139	23,379	514
Coaben, S.A. de C.V.	50.00	9,330	496	(407)
Cogeneración Motril, S.A.	19.00	15,952	(1,725)	(1,725)
Concecutex, S.A. de C.V.	50.00	71,135	4,928	2,347
Concesionaria Costa del Sol S.A.	50.00	26,730	350	(3,549)
Concesionaria Hospital del Tajo, S.A.	20.00	62,519	8,061	2,074
Consorcio Teyma M y C, Ltda.	50.00	59	-	-
Evacuación Valdecaballeros, S.L.	57.14	21,768	-	(744)
Evacuación Villanueva del Rey, S.L.	45.13	3,485	-	(17)
Explotaciones Varias, S.L.	50.00	44,296	634	205
Explotadora Hospital del Tajo, S.L.	20.00	1,197	3,557	7
Geida Tlemcen, S.L.	50.00	21,770	-	4,344
Ghenova Ingeniería S.L.	20.00	3,353	255	255
Green Visión Holding, BV	24.00	18,004	3,055	277
Greentech Water Engineering Company	25.00	26,160	13,137	1,196
Helioenergy Electricidad Dos, S.A.	50.00	278,319	28,813	537
Helioenergy Electricidad Uno, S.A.	50.00	277,328	28,800	795
HZN Manutenção Hospitalar Ltda.	33.00	1,192	1,232	195
Inabensa Green Energy Co., Ltd.	50.00	1,227	2,440	(76)
Inapreu, S.A.	50.00	11,204	1,308	1
Kaxu Solar One (Pty) Ltd.	51.00	505,111	-	(306)
Khi Solar One (Pty) Ltd. (1)	51.00	268,159	-	(89)
Ledincor, S.A.	49.00	7,341	3,265	338
Lidelir, S.A.	49.00	12,069	5,401	1,882
Micronet Porous Fibers, S.L.	50.00	7,125	-	76
Myah Bahr Honaine, S.P.A. (2)	25.50	202,192	46,847	20,382
Negev Energy - Ashalim Thermo-Solar, Ltd. (2)	50.00	149	-	-
Negev Energy Ashalim Operation and Mantainance, Ltd.	50.00	-	-	-
Negev Energy Finance, Ltd.	50.00	-	-	-
Residuos Sólidos Urbanos de Ceuta, S.L.	50.00	5,168	-	210
Servicios Culturales Mexiquenses, S.A. de C.V.	50.00	1,495	4,107	186
Shams Power Company PJSC	40.00	635,290	70,516	10,895
SolelAben EPC Ashalim, L.P.	50.20	-	-	-
SRC Nanomaterials, S.A	50.00	331	-	125
Total Abengoa Solar Emirates Investment Company, B.V. (2)	50.00	49,647	-	(104)
Total Abengoa Solar Emirates O&M Company, B.V.	50.00	348	1,345	165
TSMC Ingeniería y Contrucción, Ltda.	33.30	60	-	-
Xina Solar One (Rf) (Pty), Ltd.	80.00	33,160	-	337
Total 2014		**2,835,755**	**276,105**	**33,625**

(1) Within the asset amount are included the certified assets as developement assets related to the thermo-solar tower technology plant with radiation concentration in South Africa amounted to €118,804 thousand, applying the contribution percentage owned in the company. Further detaing of development asset are described in Note 8.3.

(2) Companies classified as assets held for sale in 2014

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Annual Report 2015

11.3. The shareholding percentages in associates do not differ from the voting rights percentage on them.

The accumulated other comprehensive income as of December 31, 2015 related to investments in associates amounts to €-18.624 thousand (€-47,510 thousand as of December 31, 2014).

11.4. At the end of 2015, the most significant contributions to disclose its assets, liabilities and profit and losses corresponding to Atlantica Yield and its subsidiaries, whose breakdown is included in Note 7.1.a and to APW-1 whose breakdown is the following

Item	Balance as of 12.31.15
Fixed assets in projects	666,378
Investments in associates	-
Financial investments	685,297
Deferred tax assets	840
Activos corrientes	52,796
Project debt	(237,140)
Other non-current liabilities	(151,797)
Other current liabilities	(249,588)
Total net assets and liabilities	766,786

Item	2015
Revenue	2,623
Other operating income	418
Operating expenses	(29,972)
I. Operating profit	(26,931)
II. Financial expense, net	(6,924)
III. Share of profit/(loss) of associates carried under the equity method	-
IV. Profit before income tax	(33,855)
V. Income tax benefit	-
VI. Profit for the period from continuing operations	(33,855)
VII. Profit attributable to minority interests	-
VIII. Profit for the period attributable to the Parent Company	(33,855)

Note 12.- Financial instruments by category

The Group's financial instruments are primarily deposits, clients and other receivables, derivatives and loans. Financial instruments by category (current and non-current), reconciled with the Consolidated Statement of Financial Position, are as follows:

Category	Notes	Loans and receivables / payables	Non-hedging derivatives	Hedging derivatives	Available for sale	Balance as of 12.31.15
Available-for-sale financial assets	13	-	-	-	46,399	46,399
Derivative financial instruments	14	-	4,320	24,435	-	28,755
Financial accounts receivables	15	1,557,394	-	-	-	1,557,394
Clients and other receivables	15	2,004,436	-	-	-	2,004,436
Cash and cash equivalents	17	680,938	-	-	-	680,938
Total Financial assets		4,242,768	4,320	24,435	46,399	4,317,922
Project debt	19	3,070,106	-	-	-	3,070,106
Corporate financing	20	6,325,001	-	-	-	6,325,001
Trade and other current liabilities	25	4,379,252	-	-	-	4,379,252
Derivative financial instruments	14	-	67,682	78,237	-	145,919
Total Financial liabilities		13,774,359	67,682	78,237	-	13,920,278

Category	Notes	Loans and receivables / payables	Non-hedging derivatives	Hedging derivatives	Available for sale	Balance as of 12.31.14
Available-for-sale financial assets	13	-	-	-	46,649	46,649
Derivative financial instruments	14	-	745	20,094	-	20,839
Financial accounts receivables	15	1,667,552	-	-	-	1,667,552
Clients and other receivables	15	2,156,916	-	-	-	2,156,916
Cash and cash equivalents	17	1,810,813	-	-	-	1,810,813
Total Financial assets		5,635,281	745	20,094	46,649	5,702,769
Project debt	19	4,958,114	-	-	-	4,958,114
Corporate financing	20	5,325,350	-	-	-	5,325,350
Trade and other current liabilities	25	5,555,168	-	-	-	5,555,168
Derivative financial instruments	14	-	45,682	259,353	-	305,035
Total Financial liabilities		15,838,632	45,682	259,353	-	16,143,667

ABENGOA Consolidated financial statements
Page 69
Annual Report 2015

The information on the financial instruments measured at fair value, is presented in accordance with the following:

- Level 1: assets or liabilities listed on active markets.
- Level 2: Measured on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).
- Level 3: Measured on inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following is a breakdown of the Group's assets and liabilities measured at fair value as of December 31, 2015 and December 31, 2014 (except assets and liabilities with a carrying amount close to their fair value, non-quoted equity instruments measured at cost and contracts with components that cannot be measured reliably):

Category	Level 1	Level 2	Level 3	Balance as of 12.31.15
Non-hedging derivatives	-	(37,493)	(25,869)	(63,362)
Hedging derivatives	-	(53,802)	-	(53,802)
Available-for-sale	29	-	46,370	46,399
Total	29	(91,295)	20,501	(70,765)

Category	Level 1	Level 2	Level 3	Balance as of 12.31.14
Non-hedging derivatives	-	(36,439)	(8,498)	(44,937)
Hedging derivatives	-	(239,259)	-	(239,259)
Available-for-sale	33	-	46,616	46,649
Total	33	(275,698)	38,118	(237,547)

Additionally, Note 20 shows the notes and bonds´ fair value. On the other hand, relating to corporate financing recognized at amortized cost, in the past, its amortized cost was similar to its fair value, however, since the circumstances mentioned in Note 2.1.1 its fair value has changed, and cannot be estimated at December 31, 2015 reliably.

The financial instruments at fair value, determined from prices published in active markets (Level 1), consist of shares.

The majority of Abengoa's portfolio comprises financial derivatives designated as cash flow hedges, is classified as level 2 and corresponds mainly to the interest rate swaps (see Note 14).

The caption Non-hedging derivatives includes the fair value of the embedded derivatives in the exchangeable and convertible notes (except for the 2019 convertible notes), the fair value of the call options over Abengoa's own shares, as well as those derivatives purchased with the purpose of hedging market risk (interest rate, foreign exchange or commodities) that do not fulfill all the requirements, according to IAS 39 to be recorded as hedges from an accounting point of view.

Level 3 mainly corresponds to the 3% interest held by Abengoa, S.A. in Yoigo, S.A., a Spanish telecom operator, recorded at fair value (see Note 13.8). The valuation method used to calculate the fair value was discounting cash flows based on the last business plan available from the previous year, using as discount rate the weighted average cost of capital (WACC) of 10%. A sensitivity analysis has also been made considering different discount rates and deviations of the business plan in order to ensure that potential valuation changes do not worsen in any case the fair value.

Additionally, the embedded derivative of the convertible loan received as part of the consideration for the sale of Befesa, is classified within Level 3. As of December 31, 2015, the embedded derivative has a negative fair value of €25,869 thousand.

If the equity value of Befesa had increased by 10%, assuming that the average horizon of permanence of the financial fund before the sale of Befesa did not change compared with respect to the hypotheses considered in assessing, the fair value of the embedded derivative would have increased €1,785 thousand, up to €24,085 thousand.

The following table shows the changes in the fair value of level 3 assets for the years 2015 and 2014:

Movements	Amount
Beginning balance as of December 31, 2013	45,758
Gains and losses recognized in Equity (see Note 13.1)	(1,414)
Assets/liabilities variations at Fair Value	-8498
Change in consolidation, reclassifications and translation differences	2,272
Total as of December 31, 2014	38,118
Gains and losses recognized in Equity (see Note 13.1)	1,240
Changes in Non-hedging derivatives	(17,371)
Change in consolidation, reclassifications and translation differences	(1,486)
Total as of December 31, 2015	20,501

ABENGOA Consolidated financial statements
Page 70
Annual Report 2015

During the years ended December 31, 2015 and December 31, 2014, there have not been any significant reclassifications amongst the three levels presented above.

As of December 31, 2015 the amount of interest rate derivatives due and not settled was €33,656 thousand. The amount of exchange rate derivates due and not settled was €2,886 thousand. The amount of commodity price derivates due and not settled was €28.083 thousand.

Note 13.- Available-for-sale financial assets

13.1. The following table shows the detail and the movement on available-for-sale financial assets during 2015 and 2014:

Available for sale financial assets	Balance
At December 31, 2013	50,207
Additions	1,626
Gain/Losses transferred to equity	(1,355)
Derecognitions	(3,829)
At December 31 , 2014	**46,649**
Additions	702
Gain/Losses transferred to equity	1,240
Derecognitions	(2,192)
At December 31 , 2015	**46,399**
Less: Non-current portion	41,057
Current portion	5,342

13.2. The following table shows entities which, in accordance with the current regulation, were not consolidated in the years 2015 and 2014 and in which the parent company's direct and indirect shareholding is higher than 5% and lower than 20%. The net carrying amount of these holdings is €7,810 thousand (€7,962 thousand in 2014).

Non-current financial assets	2015 % Holding	2014 % Holding
Dyadic Investment	7.00	7.00
Fundación Soland	16.67	16.67
Norpost	10.00	10.00
Proxima Ltd. (Nexttel)	10.00	10.00
Soc. Con. Canal Navarra	10.00	10.00
Sociedad Andaluza de Valoración Biomasa	6.00	6.00

Current financial assets	2015 % Holding	2014 % Holding
Comeesa	5.31	5.31
Chekin	14.28	14.28
Medgrid, SAS	5.45	5.45
Mediación Bursátil, S.V.B., S.A.	8.00	8.00
Operador Mercado Ibérico (OMIP)	5.00	5.00

13.3. All necessary notifications have been made to the companies in which the Group holds an interest of over 10%, as required under Article 155 of Spanish Corporate Law (Ley de Sociedades de Capital).

13.4. There are no circumstances which have a material impact on the financial assets on the Group's portfolio, such as litigations, pledges, etc.

13.5. There are no firm agreements in place regarding the sale or purchase of these investments which could be considered material in relation to the Group's Consolidated Financial Statements.

13.6. The amount of interest accrued but not yet collected is not material.

13.7. There are no fixed-yield securities in arrears. The average rate of return on fixed-yield securities is in line with the market.

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13.8. As of December 31, 2015 and 2014, Abengoa, S.A. held a 3% interest in Yoigo, S.A, a Spanish telecom operator, recorded at fair value of €32,997 thousand and held in the Group through the ownership of Siema Investments, S.L. (a holding company owned 100% by Abengoa, S.A.). Additionally the shareholders of Yoigo have granted this company several 'participative' loans in accordance with a pre-established plan, which involved a total disbursement of €21,030 thousand (as of December 31, 2015 and 2014), equivalent to 3% of the total loan made to the company by its shareholders in said years.

As a result of the purchase of its holding in Yoigo, Siema Investment, S.L. became responsible, for furnishing guarantees to the Spanish Administration as security for compliance with the commitments relating to investment, commercialization, employment and network development acquired by Yoigo, together with other guarantees relating to the Radioelectronic Spectrum Rate, which the Group is required to counter-guarantee, for a total amount of €3,387 thousand as of December 31, 2015 and 2014.(Such guarantees are included in the breakdown of Note 23.1)

13.9. As a result of the analysis of impairment of available-for sale financial assets, no significant losses from impairment were recorded.

Note 14.- Derivative financial instruments

14.1. The fair value of derivative financial instruments (see Note 12) as of December 31, 2015 and 2014 is as follows:

		12.31.15		12.31.14	
Item	Note	Assets	Liabilities	Assets	Liabilities
Exchange rate derivatives – cash flow hedge	14.2.a	22,067	37,181	6,017	13,163
Exchange rate derivatives – non-hedge accounting	14.2.c	4,313	4,139	-	-
Interest rate derivatives – cash flow hedge	14.3.a	1,522	6,736	5,271	215,308
Interest rate derivatives – non-hedge accounting	14.3.c	-	32,998	-	33,163
Commodity derivatives – cash flow hedge	14.4.a	846	34,320	8,806	30,882
Embedded derivatives of convertible bonds, exchangables bond and shares options	20.3	7	30,545	745	12,519
Total		**28,755**	**145,919**	**20,839**	**305,035**
Non-current part		14,941	38,002	5,997	225,298
Current part		13,814	107,917	14,842	79,737

Information about the valuation techniques of derivative financial instruments is described in Notes 2.11 and 12.

Derivatives classified as non-hedge accounting are those derivative financial instruments which, although obtained for the purpose of hedging certain market risks (interest rates, exchange rates, commodity prices and fair value class B share Abengoa), do not meet the specific requirements established by IAS 39 to be designated as hedging instruments from an accounting point of view (since, at the inception of the hedge, there was no designation or formal documentation relating to the hedge or the risk management strategy that it was intended to implement) or, having complied with all of the requirements to be designated a hedging instrument, the underlying has been sold or the hedging designation has been interrupted.

The net increase in derivative financial assets in 2015 was mainly due to increased fair value of exchange rate derivatives as a consequence of the depreciation between the Brazilian real against euro and the changes in the valuation of the exchange rate derivative entered into, during 2015, between Abengoa and Atlantica Yield.

The fair value of derivative liabilities decreased in 2015 mainly due to the derivatives belonging to companies sold to Atlantica Yield accounted under the equity method and to a decrease by a favorable evolution of hedging interest rate derivatives due to a decrease of the interest rate in euro. Additionally, there has been an increase in the fair value of the embedded derivative liability in the Exchangeable Notes (exchangeable in ordinary shares of Atlantica Yield) maturing on 2017 (see Note 20.3), and an increase in the fair value of the embedded derivative liability in the convertible notes of Befesa, as well as to an increase of the notional amounts of exchange rate hedges on increase due to the evolution of commodities price related mainly to aluminum.

The fair value amount transferred to the Consolidated income statement in 2015 for the financial instruments derivatives designated as hedging instruments was a loss of €251,259 thousand (loss of €29,720 thousand in 2014). (see Note 18.3).

Fair value of each of the categories of financial instruments presented in the table above is disclosed as the following sections. The net position of assets and liabilities for each line item of the summary table above is reconciled with the net amount of the fair values of collections and payments for exchange rate derivatives, the net amount of the fair values of caps and swaps for interest rates hedges and the net amount of the fair values of commodity price derivatives, respectively.

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14.2. Exchange rate hedges

The terms 'Collection hedges' and 'Payment hedges' refer to foreign currency derivatives designated as hedging instruments of future cash inflows and outflows associated to highly probable forecasted sales and purchase, respectively, denominated in a foreign currency.

The following table shows a breakdown of the notional amounts of the financial instruments relating to amounts receivable and payable in foreign currencies as of December 31, 2015 and 2014:

	12.31.15		12.31.14	
Exchange Rates	Collections	Payments	Collections	Payments
Kenyan Shilling (Kenya)	1,267	119	5,944	1,963
Krona (Sweden)	-	-	-	3,737
Dinar Kuwaiti (Kuwait)	15,340	7,149	-	-
Dirhams (UAE)	-	-	8,754	8,161
Dollar (Australia)	-	-	-	194
Dollar (USA)	869,524	241,020	105,804	473,218
Euro	124,935	90,401	-	-
Franc (Switzerland)	-	-	-	2,495
Pound Sterling (UK)	522	13	-	24
Peso (Mexico)	-	-	7	15
Peso (Uruguay)	-	-	244	-
Real (Brazil)	22,005	-	-	-
Real (Brazil)	-	-	-	5,330
Yen (Japan)	-	-	12	31
Zloty (Poland)	-	-	83,308	27,594
Total	1,033,593	338,702	204,073	522,762

The following table shows a breakdown of the fair values of exchange rate derivatives relating to amounts receivable and payable in foreign currencies as of December 31, 2015 and 2014:

	12.31.15		12.31.14	
Exchange Rates	Collections	Payments	Collections	Payments
Kenyan Shilling (Kenya)	(128)	7	(88)	(2)
Danish Krone (Denmark)	73	(131)	-	-
Swedish Krona (Sweden)	-	-	-	(254)
Dinar Kuwaiti (Kuwait)	(674)	179	-	-
Dirhams (UAE)	(233)	193	(677)	639
Dollar (Australia)	-	-	-	1
Dollar (USA)	(18,995)	3,524	(3,746)	2,915
Euro	(1,200)	775	-	-
Franc (Switzerland)	-	-		27
Pound Sterling (UK)	-	1	-	-
Peso (Mexico)	-	-	-	(1)
Peso (Uruguay)	-	-	(13)	-
Real (Brazil)	8,178	-	-	-
Israeli Shekel (Israel)	-	251	-	105
Yen (Japan)	-	-	1	(2)
Zloty (Poland)	(9,235)	2,475	(7,176)	1,125
Total	(22,214)	7,274	(11,699)	4,553

a) Cash flow hedges

The table below shows a breakdown of the notional amount maturities of exchange rate derivatives designated as cash flow hedges at the end of 2015 and 2014:

	12.31.15		12.31.14	
Notionals	Collections	Payments	Collections	Payments
Up to 1 year	424,046	235,013	162,595	516,763
Between 1 and 2 years	124,834	90,705	41,477	5,999
Between 2 and 3 years	92,085	12,984	-	-
Subsequent years	143,938	-	-	-
Total	784,903	338,702	204,072	522,762

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The table below shows a breakdown of the fair value amount maturities of exchange rate derivatives designated as cash flow hedges at the end of 2015 and 2014 year end:

	12.31.15		12.31.14	
Fair value	Collections	Payments	Collections	Payments
Up to 1 year	(25,907)	5,688	(9,151)	4,602
Between 1 and 2 years	(2,372)	1,411	(2,548)	(49)
Between 2 and 3 years	2,021	175	-	-
Subsequent years	3,870	-	-	-
Total	(22,388)	7,274	(11,699)	4,553

The net amount of the fair value of exchange rate derivatives designated as cash flow hedges transferred to the Consolidated Income Statement in 2015 and 2014 has been of €-2,430 thousand and €10,443 thousand, respectively (see Note 18.3).

The ineffective amount recognized in the Consolidated Income Statement for the years 2015 and 2014 with respect to exchange rate derivatives designated as cash flow hedges amounts to €-24,614 thousand and €801 thousand, respectively.

The after-tax gains/losses accumulated in equity in connection with exchange rate derivatives designated as cash flow hedges at December 31, 2015 amounted to €-35,763thousand (€-14,317 thousand in 2014), (see Note 18.3).

b) Fair value hedges

The group does not have any exchange rate derivatives designated as fair value hedges at the end of 2015 and 2014.

c) Non-hedge accounting derivatives

The detail of the notional amount maturities at the end of 2015 and 2014 is the following.

	12.31.15		12.31.14	
Notionals	Collections	Payments	Collections	Payments
Up to 1 year	145,874	-	-	-
Between 1 and 2 years	78,120	-	-	-
Between 2 and 3 years	24,697	-	-	-
Subsequent years	-	-	-	-
Total	248,691	-	-	-

The breakdown at the end of 2015 and 2014 of the fair value maturities of the derivative financial instruments that not meet the requirements to be designed as cash flow hedges is the following:

	12.31.15		12.31.14	
Fair value	Collections	Payments	Collections	Payments
Up to 1 year	219	-	-	-
Between 1 and 2 years	(35)	-	-	-
Between 2 and 3 years	(10)	-	-	-
Subsequent years	-	-	-	-
Total	174	-	-	-

The net amount of the fair value of exchange rate derivatives charged directly to the Consolidated Income Statement as a result of not meeting all the requirements of IAS 39 to be designated as hedges represented a null impact (€266 thousand in 2014) (see Note 30.2).

14.3. Interest rate hedges

As stated in Note 4 to these Consolidated Financial Statements, the general hedging policy for interest rates is to purchase call options in exchange of a premium to fix the maximum interest rate cost. Additionally, under certain circumstances, the company also uses floating to fixed interest rate swaps.

As a result, the notional amounts hedged, strikes contracted and maturities, depending on the characteristics of the debt on which the interest rate risk is being hedged, can be diverse:

- Corporate Financing: we hedge between 75% and 100% of the notional amount, with maturities up to 2022 and average guaranteed interest rates of between 0.10% and 4.75% for loans referenced to the 1-month, 3 months and 6 months Euribor rates.
- Project debt:
  - Project debt in euros: we hedge between 80% and 100% of the notional amount, maturities until 2032 and average guaranteed interest rates of between 0.31% and 5.00%.
  - Project debt in US Dollars: we hedge between 75% and 100% of the notional amount, including maturities until 2032 and average guaranteed interest rates of between 1.09% and 5.21%.

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a) Cash flow hedges

The table below shows a breakdown of the maturities of notional amounts of interest rate derivatives designated as cash flow hedges at the 2015 and 2014 year end:

	12.31.15		12.31.14	
Notionals	Cap / Collar	Swap	Cap / Collar	Swap
Up to 1 year	178,668	223	3,028,195	15,699
Between 1 and 2 years	136,397	238	2,734,645	17,120
Between 2 and 3 years	2,702,777	254	2,842,634	18,164
Subsequent years	216,936	10,910	3,236,461	321,656
Total	3,234,778	11,625	11,841,935	372,639

The table below shows a breakdown of the maturity of the fair values of interest rate derivatives designated as cash flow hedges at the 2015 and 2014 year end:

	12.31.15		12.31.14	
Fair value	Cap / Collar	Swap	Cap / Collar	Swap
Up to 1 year	304	-	(24,762)	(5,407)
Between 1 and 2 years	(15,494)	(61)	(11,841)	(5,880)
Between 2 and 3 years	(4,592)	(65)	(3,568)	(6,295)
Subsequent years	(674)	15,368	2,734	(155,018)
Total	(20,456)	15,242	(37,437)	(172,600)

The net amount of the fair value of interest rate derivatives designated as cash flow hedges transferred to the Consolidated Income Statement in 2015 and 2014 has been of €-237,147 thousand and €-84.567 thousand, respectively (see Note 18.3).

The after-tax gains/losses accumulated in equity in connection with derivatives designated as cash flow hedges at the end of 2015 and 2014 amount to €11,532 thousand and €-253,783 thousand, respectively (see Note 18.3).

The net amount of the time value component of the cash flow derivatives fair value recognized in the Consolidated Income Statement for the years 2015 and 2014 has been €16,289 thousand and €-17,559 thousand, respectively.

b) Fair value hedges

The Group does not have any interest rate derivatives designated as fair value hedges at the end of 2015 and 2014.

c) Non-hedges accounting derivatives

The table below shows a detail of the maturities of notional amounts of interest rate derivatives that not meet the requirements to be designed as hedging instruments at the end of 2015 and 2014:

	12.31.15	12.31.14
Notionals	Floor	Floor
Up to 1 year	930,000	630,000
Between 1 and 2 years	1,500,000	300,000
Between 2 and 3 years	315,000	1,500,000
Subsequent years	-	315,000
Total	2,745,000	2,745,000

The table below shows a detail of the maturities of fair values of non-hedge accounting interest rate derivatives at the end of 2015 and 2014:

	12.31.15	12.31.14
Fair value	Floor	Floor
Up to 1 year	(7,567)	(9,082)
Between 1 and 2 years	(20,301)	(4,358)
Between 2 and 3 years	(5,130)	(15,484)
Subsequent years	-	(4,239)
Total	(32,998)	(33,163)

At the end of 2015 and 2014, the net amount of the fair value of interest rate derivatives charged directly to the Consolidated Income Statement as a result of not meeting all the requirements of IAS 39 to be designated as hedges represented an impact of €-8,094 thousand and €-18,401 thousand, respectively (see Note 30.1).

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14.4. Commodity price hedges

In relation to hedges of commodity prices, as stated in Note 2.10 to these Consolidated Financial Statements of Abengoa for the year ended on December 31, 2015, the different activities carried on by Abengoa through its different segments (Biofuels and Engineering and construction) expose the group to risks derived from the fair value of certain commodity prices (aluminum, grain, fuel).

To hedge these risks, Abengoa uses derivative contracts and OTC derivatives for commodity prices.

a) Cash flow hedges

The table below shows a breakdown of the notional amount maturities for the commodity price derivatives designated as cash flow hedges at the 2015 and 2014 year end:

2015	Fuel (ML)	Ethanol (Gallons)	Gas (MMbtu)	Grain (Bushels)	Aluminum (Tons)
Up to 1 year	4,662	-	-	16,095,000	48,443
Total	4,662	-	-	16,095,000	48,443

2014	Fuel (ML)	Ethanol (Gallons)	Gas (MMbtu)	Grain (Bushels)	Aluminum (Tons)
Up to 1 year	-	50,610,000	2,015,989	104,750,000	115,522
Total	-	50,610,000	2,015,989	104,750,000	115,522

The table below shows a breakdown of the fair value maturities of commodity price derivatives designated as cash flow hedges at the 2015 and 2014 year end:

2015	Fuel	Ethanol	Gas (€ thousands)	Grain	Aluminum
Up to 1 year	(637)	-	-	836	(33,673)
Total	(637)	-	-	836	(33,673)

2014	Fuel	Ethanol	Gas (€ thousands)	Grain	Aluminum
Up to 1 year	-	(2,733)	(1,386)	10,364	(29,418)
Total	-	(2,733)	(1,386)	10,364	(29,418)

The net amount of the fair value of commodity price derivatives designated as cash flow hedges transferred to the Income statement in 2015 and 2014 has been of €-11,684 thousand and €44,404 thousand, respectively (see Note 18.3).

The non-effective portion recognized on the Consolidated Income Statement in 2015 and 2014 related to derivative financial instrument cash flow hedges amounted to €6,413 thousand and zero respectively.

The after-tax gains/losses accumulated in equity in connection with derivatives designated as cash flow hedges at December 31, 2015 amounted to €-33,600 thousand (€-21,288 thousand in 2014), (see Note 18.3).

b) Non-hedge accounting derivatives

At the end of 2015 and 2014, the Group does not hold non-hedge accounting derivative financial instruments of commodity prices.

The amount of the fair value of commodity price derivatives charged directly to the operating Profit in the Consolidated Income Statement as a result of not meeting all the requirements of IAS 39 to be designed as hedges represented losses of €5,383 thousand (losses of €4,808 thousand in 2014) (see Note 30.3).

Note 15.- Clients and other receivable accounts

15.1. The breakdown of Clients and Other Receivable Accounts as of December 31, 2015 and 2014 is as follows:

Item	Balance as of 12.31.15	Balance as of 12.31.14
Customer receivables	515,088	592,628
Unbilled revenues	787,535	913,122
Bad debt provisions	(63,707)	(82,209)
Tax receivables	552,958	595,784
Other debtors	212,562	137,591
Total	2,004,436	2,156,916

ABENGOA Consolidated financial statements Page 76 15.4. The following table shows the maturity detail of trade receivables as of December 31, 2015 and 2014: As a general rule, ‘Unbilled revenues’ are billed within the three months following completion of the work being performed on the project. Nevertheless, given the highly-tailored characteristics of some construction contracts, some projects may take longer to be billed due to specific billing milestones in the contracts. The total outstanding balances as of December 31, 2015 and 2014 are supported by contracts signed with such customers and do not include any receivables relating to customer claims. Balance as of 12.31.15 Balance as of 12.31.14 Maturity Up to 3 months 344,132 405,137 The balances with related parties at the end of 2015 (no significant amounts at the end of 2014) are detailed in Note 33.2. 15.2. The fair value of Clients and Other Financial Receivable accounts does not differ significantly from its carrying value. 15.3. The list of Clients and Other Accounts Receivable according to foreign currency as at December 31, 2015 and 2014 are as follows: Between 3 and 6 months 26,045 50,928 Over 6 months 144,911 136,563 15.5. The credit quality of outstanding Trade receivables, that are neither past due nor impaired, may be assessed under the following categories Balance as of 12.31.15 Balance as of 12.31.14 Balance as of 12.31.15 Balance as of 12.31.14 Currency Categories Algerian dinar 3,142 5,842 Trade receivables subjet to non-recourse factoring by the bank 141,296 154,425 Dirhams (Morocco) 18,749 23,267 Trade receivables subject to recourse factoring by the bank 46 9,349 American dollar 259,878 343,173 Trade receivables covered by credit insurance 8,966 1,940 New peruvian sol 46,513 61,476 Trade receivables in cash or by transfer 218,692 289,891 Argentinian peso 13,000 36,632 Trade receivables UTE/Public Entities/Other accounts 146,088 137,023 Chilean peso 46,777 20,419 Mexican peso 18,116 52,174 Uruguayan peso 8,452 27,085 South African rand 5,043 21,881 15.6. The movement in the bad debt provision for 2015 and 2014 is the following: Brazilian real 42,728 57,460 Indian rupee 29,629 34,669 Saudi Riyal 35.813 62.404 Chinese yuan 4,243 2,898 Polish zloty 15,780 56,815 Balance as of 12.31.15 Balance as of 12.31.14 Item Others 53,774 10,723 Initial Balance (82,209) (64,047) Provision for receivables impairment (13,011) (13,511) Receivables written off during the year as uncollectible 19,998 506 Reversal of unused amounts 1,522 4,067 Change in consolidation 4,750 - Translation differences and other movements 5,243 (9,224) Annual Report 2015 Total(63,707) (82,209) Total601,637816,918 Total trade receivables 515,088592,628 Total515,088592,628

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15.7. The Company maintains a number of non-recourse factoring lines of credit. The Company enters into these factoring agreements with certain financial institution by selling the Company's credit rights in certain commercial contracts. The factoring agreements are entered into on a non-recourse basis, meaning that the financial institutions undertake the credit risk associated with the Company's customers. The Company is responsible for the existence and legitimacy of the credit rights being sold to the financial institutions. Credit rights from recurring customers or with terms of up to one year are supported by annual revolving factoring lines of credit. Credit rights from non-recurring customers or with terms longer than a year are supported with global transfer agreements commencing on the date when the underlying commercial contract comes into force and expiring when the contracted works are completed

At the end of the 2015 financial year, approximately €92 million (€205 million in 2014) were factored.

The finance cost in the 2015 fiscal year derived from factoring operations amounted to €14 million (€16 million in 2014).

15.8. Furthermore, as of December 31, 2015 collections amounted to €400 million (€351 million in 2014), related to a construction contract for a combined cycle plant in Mexico with a transfer agreement of the non-recourse collection rights signed with a financial institution under the 'Pidiregas' deferred financing scheme, in which a financial institution provides the funds required to construct the project until the provisional handover of the plant, when the amount of the contract is paid directly by the client to the financial institution. Consequently, Abengoa is being paid as the construction milestones are completed. The financial expense associated with this scheme in 2015 amounted to €15 million (€11 million in 2014).

15.9. The breakdown of Tax receivables as of December 31, 2014 and 2013 is as follows:

Item	Balance as of 12.31.15	Balance as of 12.31.14
Income and other taxes receivable	332,241	333,492
Social Security debtors	764	365
VAT charged	153,795	187,170
Witholdings tax and income tax advance	66,158	74,757
Total tax receivables	**552,958**	**595,784**

15.10. The following table shows a breakdown of financial accounts receivable as of December 31, 2015 and 2014:

Description	Balance as of 12.31.15	Balance as of 12.31.14
Loans	1,021,038	601,875
Fixed-term deposits and down payments and lease deposits	36,689	28,580
Other financial assets	2	10,569
Total non-current portion	**1,057,729**	**641,024**
Loans	22,988	118,308
Fixed-term deposits and down payments and lease deposits	468,095	908,220
Other financial assets	8,582	0
Total current portion	**499,665**	**1,026,528**

This heading includes the loans, deposits and other accounts receivable considered as non-derivative financial assets not listed in an active market, with a maturity period of less than twelve months (current assets) or exceeding that period (non-current assets).

The market value of these assets does not differ significantly from their carrying amount. Current and non-current loans for an amount of €1,044 million (€720 million in 2014), mainly includes the convertible loan received in the sale of Befesa of €176 million (€225 million of nominal amount), an account receivable of €138.5 million resulting from a favorable resolution from the Court of Arbitration of the International Chamber of Commerce in relation with the arbitration against Adriano Gianetti Dedini Ometto and Adriano Ometto Agrícola Ltda. (see Note 15.11), an account receivable of €243.1 million resulting from the transaction with APW-1 described in Note 7.1.b and loans with associates amounting to €332 million (mainly with APW-1 and with Ashalim Thermo Solar Management, Ltd).

Current and non-current fixed-term deposits for an amount of €505 million (€937 million in 2014) includes primarily restricted investments in fixed-income securities and bank deposits. In which an amount of €231 million (€630 million in 2014) are pledged as collateral for non-recourse confirming (see Note 25.3) and €207 million (€156 million in 2014) are pledged for various concepts.

Other financial assets include other receivable amounts considered as non-derivative financial assets not listed in an active market, which are not classified in any of the other categories.

The balances with related parties at the end of 2015 (no significant amounts at the end of 2014) are detailed in Note 33.2.

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15.11. In November 2011, the Arbitral Tribunal appointed by the International Court of Arbitration of the International Chamber of Commerce with seat in New York, United States, issued two arbitral awards in favor of our subsidiary ASA Bioenergy Holding A.G. ('ASA'), in relation to several claims for certain contract breaches by Adriano Gianetti Dedini Ometto and Adriano Ometto Agrícola Ltda. (the 'Adriano' Defendants). In each of the proceedings, Adriano Defendants filed various counterclaims. Both arbitration proceedings were decided in ASA's favor, in the approximate total amount of USD 118.3 million plus accrued interest. In October 2012 Adriano Defendants presented motions to vacate such arbitral awards in the ordinary courts of New York City, which were in turn decided in our favor in first instance and in the Court of Appeals of the Second Circuit. In March 2014, Adriano Defendants filed a petition for a writ of Certiorari with the Supreme Court of the United States. In June 2014 the Supreme Court denied the petition for Certiorari. The awards are final and not subject to further appeal in United States. In addition, the Company has started the actions for the recognition of the awards in Brazil at the date, the approval process is on the Supreme Court of Brazil (STJ), where the judge has shown the argument and has voted in favor of the approval of the awards, as previously included in the General Attorney report which was in favor as well. These days the case is debated in the STJ, and the resolution is expected soon. Based on the foregoing, the company continues to provide evidence of the existence of a collection right and as a result an account receivable is still recorded for an amount of €138.5 million as of December 31, 2015.

Note 16.- Inventories

16.1. Inventories as of December 31, 2015 and 2014 were as follows::

Item	Balance as of 12.31.15	Balance as of 12.31.14
Goods for sale	5,766	8,992
Raw materials and other supplies	114,424	116,714
Work in progress and semi-finished products	139	1,135
Projects in progress	33,368	40,712
Finished products	55,350	73,101
Advance Payments to suppliers	102,215	54,135
Total	311,262	294,789

Inventories for entities located outside Spain were €217,492 thousand (€196,570 thousand in 2014).

16.2. There are no restrictions on the availability of inventories, with the exception of guarantees provided for construction projects in the normal course of business, which are released as the contractual milestones of the project are achieved.

Note 17.- Cash and cash equivalents

The following table sets out the detail of Cash and cash equivalents at December 31, 2015 and 2014:

Item	Balance as of 12.31.15	Balance as of 12.31.14
Cash at bank and on hand	507,882	980,990
Bank deposit	173,056	829,823
Total	680,938	1,810,813

Within cash and cash equivalents is included at the end of the year 2015 an amount of €232 million (€596 million at the end of 2014) pledged as collateral for non-recourse confirming submissions. Additionally, at the end of 2015 it is included cash and cash equivalents pledged for various concepts for an amount of €78 million (€139 million in 2014).

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The following breakdown shows the main currencies in which cash and cash equivalent balances are denominated:

	12.31.15		12.31.14	
Currency	Domestic companies	Non-domestic companies	Domestic companies	Non-domestic companies
Euro	158,905	52,375	464,635	71,117
US dollar	67,255	156,283	172,073	425,777
Swiss franc	2,713	86	755	57
Peso (Chile)	85	3,016	-	18,031
Dirhams (UAE)	-	-	4,058	-
Rupee (Indian)	3,562	1,951	5,973	1,007
Argentinian peso	-	1,139	-	4,104
Mexican Peso	-	98,076	77	1,779
Peruvian sol	3	1,408	753	7,686
Algerian dinar	5,931	-	1,778	31,607
Brazilian real	-	46,983	-	554,599
South african rand	2,047	19,085	1	24,807
Shekel	-	36,372	5,502	14,637
Pound Sterling	5,634	16	-	-
Others	8,734	9,279	-	-
Total	254,869	426,069	655,605	1,155,208

Note 18.- Shareholders´ equity

18.1. Share capital

As of December 31, 2015 the share capital amounts to € 1,840,954.98 corresponding to 941,533,858 shares completely subscribed and disbursed, divided into two distinct classes, as follows:

› 83,467,081 class A shares with a nominal value of €0.02 each, all in the same class and series, each of which grants the holder a total of 100 voting rights ('Class A Shares').

› 858,066,777 class B shares with a nominal value of €0.0002 each, all in the same class and series, each of which grants One (1) voting right and which affords its holder economic rights identical to the economic rights of Class A shares as stated in article 8 of the Company's bylaws ('Class B Shares' and, together with class A shares, 'Shares with Voting Rights').

Abengoa's shares are represented by class A and B shares which are listed on the Madrid and Barcelona stock exchanges and on the Spanish Stock Exchange Electronic Trading System (Electronic Market).

Class A shares have been listed since November 29, 1996 and class B shares since October 25, 2012. Additionally, Class B shares are also listed on the NASDAQ Global Select Market in the form of American Depositary Shares following the capital increase carried out on October 17, 2013. The Company presents mandatory financial information quarterly and semiannually.

In accordance with notifications received by the company and in compliance with reporting requirements to communicate shareholding percentages (voting rights) and the information received from relevant parties, shareholders with a significant holding as of December 31, 2015 are as follows:

Shareholders	Share %
Inversión Corporativa IC, S.A. (*)	45.602
Finarpisa, S.A. (*)	6.175

(*) Inversión Corporativa Group.

On September 30, 2015 the General Shareholders' Meeting approved a capital increase of 430,450,152 Class B shares with a nominal value of €0.01 each reducing its unrestricted reserves, which would be delivered to all shareholders on a proportion of four Class B shares by each owned Class A or B share. Such General Shareholders' Meeting approved a voluntary conversion right to change Class A shares of one euro nominal value (€0.002 nominal value as of December 31, 2015) to Class B shares of €0.01 nominal value (€0.0002 nominal value as of December 31, 2015) during certain pre-established periods until December 31, 2017. After exercising this right, a capital will be reduced by means of the nominal value of the converted shares at the value of the present day of €0.0198 per share, with unrestricted reserves credit.

During, 2015 four capital reductions have taken place by reducing 776,559 Class A shares into Class B shares, which led to a capital reduction of €639,149.47 thousand.

As of May 4, 2015, under delegation of the General Shareholders' Meeting held on September 30, 2012, the Company carried out a capital increase without subscription rights for a total amount of €810,544.08 par value through the issuance of 81,054,408 new Class B shares in order to meet the requests of conversion received in relation with the convertible bonds for an amount of €400,000,000 at an interest rate of 6.25% issued on January 2013 and maturing in 2019 conversion.

Consequently, on October 1, 2015 the share capital has been subscribed with exclusion of the shareholders right to preferential share subscription for a total amount of €207,097 with the issue of 20,709,730 new Class B shares, duly subscribed and fully paid-up by the holder of the warrants, First Reserve Corporation.

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Finally, on October 10, 2015 the company carried out a reduction of its share capital by the amount of €90,336,437.74, by means of a reduction in the par value of each Class A share of the Company of €0.98 per share, and a reduction in the par value of each Class B share of the Company of €0.0098 per share.

After the end of the period ended December 31, 2015, on January 4, 2016 a capital increase has taken place, without preferential subscription right, with the issue of 34,013 Class B shares with a nominal value of €6.80 for the purpose of meeting the conversion requests related to the Convertible Bond €400,000,000 at an interest rate of 6.25% maturing in 2019, issued on January 2013.

On the other hand, after closing the 16th liquidity window dated January 15, 2016, the Company carried out on January 22, 2016, a reduction of capital share by the amount of €898.74 by means of the conversion of 45,391 Class A shares into new Class b shares.

Consequently, as of January 22, 2016 the share capital amounts to € 1,840,063.04 corresponding to 941,567,871 shares completely subscribed and disbursed, divided into 83,421,690 Class A shares and 858,146,181 Class B shares.

The General Shareholders' Meeting approved on March 29, 2015 the distribution of 2014 profits sharing out of a dividend of € 0.113 per share, which represents a total dividend of €94,894 thousands (€91,637 thousands in 2014). On April 17, 2015 the payment of the dividend was done.

18.2. Parent company reserves

The following table shows the amounts and movements of the Parent Company Reserves in 2015 and 2014:

Item	Balance as of 12.31.14	Distribution of 2014 profits	Capital increase/decrease	Other movements	Balance as of 12.31.15
Share premium	903,377	-	212,563	-	1,115,940
Revaluation reserve	3,679	-	-	-	3,679
Other reserves of the parent company:			-		
- Unrestricted reserves	338,914	104,705	65,072	104,246	612,937
- Legal reserves	88,316	-	(36,830)	-	51,486
Total	1,334,286	104,705	240,805	104,246	1,784,042

	Balance as of 12.31.13	Distribution of 2013 profits	Capital increase/decrease	Other movements	Balance as of 12.31.14
Share premium	903,377	-	-	-	903,377
Revaluation reserve	3,679	-	-	-	3,679
Other reserves of the parent company:					
- Unrestricted reserves	188,778	153,675	(1,322)	(2,217)	338,914
- Legal reserves	24,076	343	1,003	62,894	88,316
Total	1,119,910	154,018	(319)	60,677	1,334,286

The amount corresponding to 'Other movements' for 2015 and 2014 is mainly part of operations carried out with treasury shares. The change in non-distributable "Other reserves of the parent company" corresponds to the reclassification to equity of the fair value of the embedded derivative of the convertible note due in 2019 because in 2015, the conversion option meets the definition of equity instruments (see Note 20.3).

The Legal Reserve is created in accordance with Article 274 the Spanish Corporate Law (Ley de Sociedades de Capital), which states that in all cases an amount of at least 10% of the earnings for the period will be allocated to this reserve until at least 20% of the share capital is achieved and maintained. The Legal Reserve may not be distributed and, if used to compensate losses in the event that there are no other reserves available to do so, it should be replenished from future profits.

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On November 19, 2007, the company entered into a liquidity agreement on class A shares with Santander Investment Bolsa, S.V. Replacing this liquidity agreement, on January 8, 2013, the company entered into a liquidity agreement on class A shares with Santander Investment Bolsa, S.V. in compliance with the conditions set forth in CNMV Circular 3/2007 of December 19. Such agreement temporarily suspended with effect from September 28, 2015.

On November 8, 2012, the company entered into a liquidity agreement on class B shares with Santander Investment Bolsa, S.V. in compliance with the conditions set forth in CNMV Circular 3/2007 of December 19. The Company cancelled this agreement on April 21, 2015.

As of December 31, 2015 treasury stock amounted to 5,662,480 shares (41,624,265 in 2014), 5,662,480 class A shares and 0 class B shares.

Regarding the operations carried out during the period, treasury stock purchased amounted to 9,997,508 class A shares and 76,673,931 class B shares and treasury stock transferred amounted to 9,885,560 class A shares and 112,747,664 class B shares, with a net impact recognized on the parent company's equity of €6,362 thousand of increase (decrease of €2,217 thousand in 2014).

As of July 17, 2015, Abengoa S.A. has completed the placement among qualified investors of a total of 34,869,183 class B shares, representing 4.17% of all class B shares of Abengoa, S.A., consequently from this date; the company does not hold any class B share as treasury share. The value of the transaction has amounted to a total of €97,634 thousand in cash, equivalent to a sale price of €2.80 per class B share, being committed to a lock-up over its shares until 60 days after the date of settlement of the Placement, with certain exceptions. In addition, Abengoa S.A. has signed a derivatives transaction "call spread" on the same number of shares, which allows Abengoa to benefit from certain market value increases of class B share over the following twelve months.

The proposed distribution of 2015 and other reserves of the Parent Company to propose to the General Shareholder's Meeting will be charged to retained earnings.

Abengoa's Board of Directors held on September 23, 2015 approved the suspension of our dividend until Abengoa achieve a credit rating of "BB-"from Standard & Poors or "Ba3" from Moody's or our leverage ratio of Gross Corporate Debt (including bridge loan), as of the most recent balance sheet date which is approved, to Corporate EBITDA for the twelve months immediately preceding such balance sheet date, falls below 3.5x. As long as Abengoa do not reach the aforementioned credit rating or leverage ratio, Abengoa will not distribute dividends to their shareholders (see note 4).

18.3. Other reserves

Other reserves include the impact of the valuation of derivative instruments and available for sale investments at the end of the year.

The following table shows the balances and movements of other reserves by item for 2015 and 2014:

Item	Hedging reserves	Available-for-sale financial assets reserves	Total
Balance as of December 31, 2014	(289.388)	(195)	(289.583)
- Gains/ (losses) on fair value for the year	43.614	1.240	44.854
- Transfer to the Consolidated Income Statement	251.261	-	251.261
- Tax effect	(86.381)	378	(86.003)
Balance as of December 31, 2015	**(80.894)**	**1.423**	**(79.471)**

Item	Hedging reserves	Available-for-sale financial assets reserves	Total
Balance as of December 31, 2013	(163.769)	3.313	(160.456)
- Gains/ (losses) on fair value for the year	(197.605)	(1.440)	(199.045)
- Transfer to the Consolidated Income Statement	29.720	-	29.720
- Tax effect	42.266	(2.068)	40.198
Balance as of December 31, 2014	**(289.388)**	**(195)**	**(289.583)**

For further information on hedging activities, see Note 14.

18.4. Accumulated currency translation differences

The amount of accumulated currency translation differences for fully and proportionally consolidated companies and associates at the end of 2015 and 2014 is as follows:

Item	Balance as of 12.31.15	Balance as of 12.31.14
Currency translation differences:		
- Fully and proportionally consolidated companies	(1,022,854)	(523,465)
- Associates	(7,559)	(5,866)
Total	**(1,030,413)**	**(529,331)**

The increase in the accumulated currency translation differences during 2015 is mainly due to the appreciation of the US Dollar with respect to the euro and to the depreciation of the Brazilian Real with respect to the euro.

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18.5. Retained earnings

The breakdown and movement of Retained earnings during the 2015 and 2014 fiscal years are as follows:

Item	Balance as of 12.31.14	Dist. of 2014 profit	2015 profit	Other movements	Balance as of 12.31.15
Reserves in full & proportionate consolidated entities	708,966	(81,325)	-	(236,401)	391,240
Reserves in equity method investments	3,841	7,018	-	197,662	208,521
Parent company dividends and reserves	-	199,599	-	(199,599)	-
Total reserves	712,807	125,292	-	(238,338)	599,761
Consolidated profits for the year	121,877	(121,877)	(1,342,690)	-	(1,342,690)
Profit attributable to non-controlling interest	3,415	(3,415)	129,212	-	129,212
Profit attributable to the parent company	125,292	(125,292)	(1,213,478)	-	(1,213,478)
Total retained earnings	838,099	-	(1,213,478)	(238,338)	(613,717)

Item	Balance as of 12.31.13	Dist. of 2013 profit	2014 profit	Other movements	Balance as of 12.31.14
Reserves in full & proportionate consolidated entities	735,425	(87,410)	-	60,951	708,966
Reserves in equity method investments	15,508	(5,165)	-	(6,502)	3,841
Parent company dividends and reserves	-	194,020	-	(194,020)	-
Total reserves	750,933	101,445	-	(139,571)	712,807
Consolidated profits for the year	110,324	(110,324)	121,877	-	121,877
Profit attributable to non-controlling interest	(8,879)	8,879	3,415	-	3,415
Profit attributable to the parent company	101,445	(101,445)	125,292	-	125,292
Total retained earnings	852,378	-	125,292	(139,571)	838,099

Amounts included under ‘Other movements’ mainly refer to the reclassification of Atlantica Yield and Rioglass interests, which have begun to be consolidated by the equity method.

The Reserves in full and proportionate consolidated entities and equity method investments are as follows:

	Balance as of 12.31.15		Balance as of 12.31.14	
Business unit	F.C/P.C	E.M.	F.C/P.C	E.M.
Engineering and construction	743,054	109,932	852,870	2,412
Concession-type infraestructure	245,439	98,589	161,039	1,429
Industrial production	(597,253)	-	(304,943)	-
Total	391,240	208,521	708,966	3,841

18.6. Non-controlling interest

This section contains the proportional portion of the Group companies’ equity consolidated by the global integration method and the portion in which other shareholders are participating.

The balances and movements for 2015 of Non-controlling interest are set out in the table below:

Company	Balance as of 12.31.14	Change in consolidation	Variations	Profit and loss in 2015	Balance as of 12.31.15
Atlantica Yield y affiliates	595,323	(1,830,388)	1,144,349	90,716	-
LAT Brasil in operation	436,502	-	(108,186)	(38)	328,278
Riogalss Solar Holding and affiliates	68,585	(71,950)	-	3,365	-
Skikda	17,963	-	(17,314)	(649)	-
Solar Powe Plant One	26,539	-	(1,932)	(2,056)	22,551
Abengoa Bionenergy France	25,296	-	2,089	(831)	26,554
Other	30,694	(27,470)	(28,679)	38,705	13,250
Total	1,200,902	(1,929,808)	990,327	129,212	390,633

At the year-end 2015, the decrease of non-controlling interest mainly relates to the consolidation by the equity method of Atlantica Yield and Rioglass after the loss of control.

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The balances and movements for 2014 of Non-controlling interest are set out in the table below:

Company	Balance as of 12.31.13	Change in consolidation	Variations	Profit and loss in 2014	Balance as of 12.31.14
Atlantica Yield y filiales	-	-	594,359	964	595,323
LAT Brasil en operación	305,487	-	127,421	3,594	436,502
Riogalss Solar Holding y filiales	67,220	-	1,104	261	68,585
Skikda	22,151	-	49	(4,237)	17,963
Solar Powe Plant One	22,851	-	7,067	(3,379)	26,539
Abengoa Bionenergy France	26,243	-	(2,141)	1,194	25,296
Solaben 2 y 3	48,199	-	(48,199)	-	-
Solacor 1 y 2	31,351	-	(30,167)	(1,184)	-
Otros menores	48,647	-	(24,155)	6,202	30,694
Total	572,149	-	625,338	3,415	1,200,902

Non-controlling interest increased during 2014, mainly due to the initial public offering Atlantica Yield's ordinary shares, which was closed on June 18, 2014 (see Note 6.2), as well as capital increases carried out in certain Brazilian subsidiaries with non-controlling interest.

The list of non-Group Companies / Entities that hold an interest of 10% or more in any company consolidated by the global integration method in the consolidation perimeter for 2015 and 2014 it is shown in annex VIII.

The most significant affiliates with a non-controlling interest contribution correspond to transmission lines in Brazil which are operating (ATE XI, Manaus Transmissora de Energía, S.A. and ATE XIII, Norte Brasil Transmissora de Energía, S.A.) for an amount of €328 million (€437million in 2014).

In relation to the affiliates ATE XI, Manaus Transmissora de Energía, S.A. and ATE XIII Norte Brasil Transmissora de Energía, S.A. the detail of the assets and liabilities at year ended 2015 and 2014 are the following:

Item	ATE XI, Manaus Transmissora de Energía, S.A. Balance as of 12.31.15	ATE XIII, Norte Brasil Transmissora de Energía, S.A Balance as of 12.31.15
Non-current assets	502,003	712,103
Current assets	26,447	32,500
Non-current assets liabilities	190,483	272,467
Current liabilities	61,337	81,634
Equity	276,630	390,502

Item	ATE XI, Manaus Transmissora de Energía, S.A. Balance as of 12.31.14	ATE XIII, Norte Brasil Transmissora de Energía, S.A Balance as of 12.31.14
Non-current assets	696,500	994,391
Current assets	31,053	20,079
Non-current assets liabilities	255,559	369,632
Current liabilities	100,430	125,944
Equity	371,564	518,894

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At the end of the year ended on December 31, 2015 and 2014, the income statement of the affiliates ATE XI, Manaus Transmissora de Energía, S.A. and ATE XIII Norte Brasil Transmissora de Energía, S.A. are the following

Item	ATE XI, Manaus Transmissora de Energía, S.A. 2015	ATE XIII, Norte Brasil Transmissora de Energía, S.A 2015
Revenue	45,026	79,055
Operating expenses	(24,908)	(40,024)
I. Operating profit	20,118	39,031
II. Financial expense, net	(24,080)	(34,326)
IV. Profit before income tax	(3,962)	4,705
V. Income tax benefit	1,142	(1,781)
VI. Profit for the period from continuing operations	(2,820)	2,924
VIII. Profit for the period attributable to the Parent Company	(2,820)	2,924

Item	ATE XI, Manaus Transmissora de Energía, S.A. 2014	ATE XIII, Norte Brasil Transmissora de Energía, S.A 2014
Revenue	49,669	15,731
Operating expenses	(29,724)	(10,935)
I. Operating profit	19,945	4,796
II. Financial expense, net	(24,371)	(10,252)
IV. Profit before income tax	(4,426)	(5,456)
V. Income tax benefit	1,128	1,453
VI. Profit for the period from continuing operations	(3,298)	(4,003)
VIII. Profit for the period attributable to the Parent Company	(3,298)	(4,003)

On the basis of the above, during the year 2015 the profit and loss attributable to the non-controlling interest of the companies ATE XI, Manaus Transmissora de Energía, S.A. and ATE XIII Norte Brasil Transmissora de Energía, S.A. amounted to €1.4 and €-1.4 million respectively and during the year 2014 amounted to €1.6 and €2.0 million respectively.

On the other hand, at the end of the year ended on December 31, 2015 and 2014, the detail of the cash flow statement of the companies ATE XI, Manaus Transmissora de Energía, S.A. and ATE XIII Norte Brasil Transmissora de Energía, S.A are the following:

Item	ATE XI, Manaus Transmissora de Energía, S.A. 2015	ATE XIII, Norte Brasil Transmissora de Energía, S.A 2015
Profit for the year from continuing operations	(2,820)	2,924
I. Profit for the year from continuing operations adjusted by non monetary items	14,187	27,885
II. Variations in working capital	80	(24,186)
III. Interest and income tax received / paid	(633)	1,365
A. Net cash provided by operating activities	13,634	5,064
I. Investments/Disposals	-	8,861
B. Net cash used in investing activities	-	8,861
I. Proceeds from loans and borrowings	20,026	32,590
II. Repayment of loans and borrowings	(25,908)	(36,249)
III. Other finance activities	-	-
C. Net cash provided by financing activities	(5,882)	(3,659)
Net increase/(decrease) in cash and cash equivalents	7,752	10,266
Cash, cash equivalents and bank overdrafts at beginning of the year	2,004	4,527
Translation differences cash or cash equivalent	(1,695)	(2,716)
Cash and cash equivalents at end of the year	8,061	12,077

Item	ATE XI, Manaus Transmissora de Energía, S.A. 2014	ATE XIII, Norte Brasil Transmissora de Energía, S.A 2014
Profit for the year from continuing operations	(3,298)	(4,003)
I. Profit for the year from continuing operations adjusted by non monetary items	37,297	11,242
II. Variations in working capital	(6,822)	(19,970)
III. Interest and income tax received / paid	(10,888)	(27,550)
A. Net cash provided by operating activities	19,587	(36,278)
I. Investments/Disposals	(8,307)	(231,719)
B. Net cash used in investing activities	(8,307)	(231,719)
I. Proceeds from loans and borrowings	161	27,398
II. Repayment of loans and borrowings	(13,179)	(22,234)
III. Other finance activities	1,607	253,176
C. Net cash provided by financing activities	(11,411)	258,340
Net increase/(decrease) in cash and cash equivalents	(131)	(9,657)
Cash, cash equivalents and bank overdrafts at beginning of the year	2,110	13,747
Translation differences cash or cash equivalent	25	437
Cash and cash equivalents at end of the year	2,004	4,527

ABENGOA Consolidated financial statements Page 85 Also, during the year 2015 and 2014 the affiliate companies ATE XI, Manaus Transmissora de Energía, S.A. and ATE XIII Norte Brasil Transmissora de Energía, S.A, do not distributed any amount for dividends to non-controlling interest. The specific funding requirements that usually accompany bridge financing agreements normally include the following: › The funds that are drawn down as the project is executed can only be used for developing the project to construct the asset, and › The obligation to use the project finance to repay the bridge loan. Note 19.-Project debt The Consolidation perimeter includes interests in various companies that, in general, have been created to develop an integrated product that consists of designing, constructing, financing, operating and maintaining a specific infrastructure (usually a large-scale asset such as a power transmission line). These may be owned outright or under a concession arrangement for a specific period of time and whose financing sources are various non-recourse project financing schemes (project finance). This means that conversion of the bridge loan in a long-term project finance arrangement has a very high degree of security from the start of the project (which generally has a comfort letter or support from the institutions that are going to participate in the long-term financing). In terms of guarantees, both the bridge loan and the project finance have the same technical guarantees from the contractor in relation to price, deadlines and performance. The difference is that the bridge loan in most cases also has corporate guarantee from the project’s sponsor in order to cover the possibility of a delay in the financial closing of project finance. Project finance (non-recourse financing) is generally used as a means of constructing an asset, using the assets and cash flows of the company or group of companies that will perform the activity associated with the project being financed as collateral. In most cases the assets and/or contracts are used as a guarantee for the repayment of the financing. Both guarantees (contractor and sponsor) are intended to underwrite the future cash flows from the project in the event that technical risks give rise to variations in them (failure to comply with the construction schedule or with the deadlines for finalizing the project finance). Compared to corporate financing, the project finance has certain key benefits, which include a longer borrowing period due to the profile of the cash flows generated by the project and a clearly defined risk profile. Therefore the bridge loan and the project finance are –from a contractual perspective– independent loan transactions, although they are linked in terms of their overall aim (for example, with the exception of the aforementioned guarantees, both share the same risks; their sole purpose is for financing projects; they are generally repaid with funds from the project itself; and they are separate from the company’s other cash sources) and commercially (the financial institution itself has an interest in favorably resolving the continuity of both transactions). These two types of financing are therefore considered to be similar in terms of managing the company’s business. Despite having a commitment from a financial institution during the awarding phase of the project and since the financing is usually completed in the latter stages of a construction project –mainly because these projects require a significant amount of technical and legal documentation to be prepared and delivered that is specific to the project (licenses, authorizations, etc.) –bridge loan (formerly named Non-recourse project financing in process) needs to be available at the start of the construction period in order to begin construction activities as soon as possible and to be able to meet the deadlines specified in the concession agreements. Consequently, the internal criteria for classifying a financial liability in the Consolidated Statement of Financial Position as project debt is based on the characteristics and use of that financing and not on the guarantees provided, since the security and predictability of the substitution process (based on past guarantees) means that this guarantee is more theoretical or hypothetical with regards to its use (such a guarantee has never been used by the nominal beneficiaries). Obtaining this financing is considered as a temporary funding transaction and is equivalent to the advances that clients traditionally make during the different execution phases of a construction project or works. Bridge loan has specific characteristics compared to traditional advances from clients. For example the funds are usually advanced by a financial institution (usually for terms of less than 2-3 years), although there are similarities in the implicit risk that mainly relates to the capacity of the company that is going to own the project to construct it correctly in time and form. Annual Report 2015

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In relation to the return on the project, usually it has been more beneficial to obtain bridge loan via the special purpose entity responsible for operating and maintaining the asset to be constructed. However, the cheaper cost of financing obtained at a corporate level has enabled projects to be financed centrally, generating important competitive advantages as well as reducing start times for project construction. Consequently, during 2014 and 2015 bridge loans with a corporate guarantee were issued, structured in a similar way to the bridge loans used previously in terms of their purpose (project financing) and repayment (from project cash flows). This financing is therefore also considered to be similar to the project finance in terms of managing the business and the company's risk and it is therefore classified under the same heading.

The details of project debt applied to projects, for both non-current and current liabilities, as at December 31, 2015 and December 31, 2014 is as follows:

Project debt	Balance as of 12.31.15	Balance as of 12.31.14
Project finance	1,021,047	3,011,702
Project bridge loan	2,049,059	1,946,412
Total project debt	**3,070,106**	**4,958,114**
Non current	503,509	4,158,904
Current	2,566,597	799,210

At the year-end 2015, the total amount of non-recourse projects overdue and unpaid amounts to €24 million, which are included in the short term. The corresponding interest associated have been recognized.

19.1. The balances and movements for 2015 of project debt are set out in the table below:

Item	Project debt - long term	Project debt - short term	Total
Balance as of 12.31.14	4,158,904	799,210	4,958,114
Increases	626,954	419,488	1,046,442
Decreases (reimbursement)	(190,886)	(614,679)	(805,565)
Currency translation differences	(167,963)	4,221	(163,742)
Changes in consolidation and reclassifications	(1,441,737)	315,573	(1,126,164)
Transfer to liabilites held for sale	(618,617)	(220,362)	(838,979)
Reclassification for enforceable financing (*)	(1,863,146)	1,863,146	-
Balance as of 12.31.15	**503,509**	**2,566,597**	**3,070,106**

(*) As a consequence of certain breaches of covenants resulting in either default or cross default induced by the facts and circumstances which occurred from August 2015 onwards described within these Consolidated Financial Statements (see Note 2.1.1) and which has caused the Company requesting the protection of article 5 bis of the Spanish Insolvency Law, some financing arrangements have been reclassified from non-current liabilities to current liabilities in an amount of €1,863 million due to considering that the financing arrangements are due in the short term (see Note 19.5).

As of December 31, 2015 project debt decreased due to the classification as liabilities held for sale of project finance or bridge loans corresponding to companies classified as held for sale (€-839 million) and the derecognition of project debt of Atlantica Yield and its affiliates (which is accounted for under the equity method, see Note 7.1 and Note 11) (€-1,117million) the repayment of the bridge loan of the Zapotillo aqueduct project in Mexico (€-261 million), the repayment of the loan related to energy transmission line projects in Brazil (€-60 million) and to the translation differences caused by the depreciation of the Brazilian real against the euro. The most significant increases are due to Abengoa Greenbridge, S.A bridge loan for an amount of to €221 million, the new bridge loan obtained by Abengoa Concessions Investments Limited of which €123 million are drawn down to the new bridge loan obtained for the project Norte III for an amount of €183 million and the new loan obtained for the energy transmission line projects in Brazil (€74 million).

Additionally, the movement of the project finance is affected by the new bridge loan obtained by Abengoa Concessions Investments Ltd, for the promotion, develop and construction of concessional assets for an amount of $200 million and subsequent repayment.

With respect to aforementioned project bridge loan of Abengoa Greenbridge, S.A., it relates to a senior unsecured notes private program guaranteed by Abengoa, S.A. for an initial available amount of €125 million, which may be increased up to €425 million, which was signed on October 1, 2014. The proceeds will be used to finance, in whole or in part, the development of renewable projects until the moment when long term third party project financing is obtained.

ABENGOA Consolidated financial statements

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Annual Report 2015

In relation to Abengoa Concessions Investments Limited new project bridge loan, on June 29, 2015 the company entered into a margin loan facility agreement for the financing of the promotion, development and construction of concessional project, pursuant to which the company is entitled to borrow up to USD 200 million, maturing in 24 months following the utilization date and an interest at Libor + 290 basis points. Under the terms of the loan, initially the company has pledged and granted a security interest in 14,000,000 ordinary shares of Atlantica Yield, in favor of the financial institution. Upon the exercise of certain events, the financial institution could exercise its right to require the pre-payment of the Margin Loan, post additional collateral or foreclose on, and dispose of, the pledged shares. Based on these terms, the financial institution requested an increase of the pledged ordinary shares of Atlantica Yield and a cash collateral of approximately USD 70 million and afterwards its pre-payment, consequently USD 20 million and the remaining balance have been reimbursed on September 30, 2015 and October 1, 2015 respectively, a total of 16,561,817 pledged shares of Atlantica Yield, which (both pledged shares and cash collateral) have been released on October 1, 2015 once the loan was fully repaid.

Additionally, at the end of October, Abengoa Concessions Investments Limited entered into a Secured Term Facility Agreement in order to finance the construction and development of concessional assets which entitled the Company to borrow up to €123 million with an interest rate of 15%. The loan will mature in 24 months following the date of the agreement. Under the terms of the Loan Documents, Abengoa Concessions Investments Limited, has pledged and granted a security interest in 14,000,000 Ordinary Shares of Atlantica Yield in favor of the financial institution as security for the loan amount. Upon the occurrence of certain events that are customary for this type of loan, the financial institution may exercise its right to require the Company to repay all or part of the financial institution Loan Amount, post additional collateral or foreclose on, and dispose of, the financial institution Pledged Shares in accordance with the terms of the loan.

The balances and movements for 2014 of project debt are set out in the table below:

	Project debt - long term	Project debt - short term	Total
Balance as of 12.31.13	5,736,151	584,799	6,320,950
Increases	1,871,770	860,813	2,732,583
Decreases (reimbursement)	(185,809)	(921,401)	(1,107,210)
Currency translation differences	60,198	15,430	75,628
Changes in consolidation and reclassifications	(286,272)	324,780	38,508
Transfer to liabilities held for sale	(3,037,134)	(65,211)	(3,102,345)
Balance as of 12.31.14	**4,158,904**	**799,210**	**4,958,114**

During 2014 project debt increased due to the bridge loan issued (€500 million), the new bridge loan obtained by Abengoa Greenbridge through the Tranche B of the syndicated refinancing amounting to €700 million (see Note 20), to the ordinary notes issuance and the credit facility signed by Atlantica Yield (€285 million), the new bridge loan obtained for the Zapotillo aqueduct project in Mexico (€262 million), the new bridge loan obtained for the Solar project in Chile (€238 million), the new bridge loan obtained for the cogeneration project in Mexico (€137 million), the new project finance for the Bioethanol project in Brazil (€129 million), the new project finance for smaller amounts for desalination, solar, bioenergy and transmission line projects (€482 million), and to a lesser extend to the incorporation of the Hugoton project debt (€39 million) and due to the exchange differences mainly as a result of the US dollar and Brazilian real appreciation against the euro (€76 million). Most significant decreases are the classification as liabilities held for sale of project finance or bridge loans corresponding to companies classified as held for sale (€-3,102 million). the repayment of the Solana project finance (€-324 million), the repayment of the bridge loan of the Bioethanol project in Brazil (€-167 million), the repayment of bridge loan of certain transmission line projects in Brazil (€-316 million), the repayment of the bridge loan of the cogeneration project in Mexico (€-137 million) and the repayment of project finance for smaller amounts for various projects (€-163 million).

Project finance entered into in 2015 (in million of Euros) is as follows:

Project	Year	Country	Amount committed	Amount drawn
Unidad Punta de Rieles, S.A.	2015	Uruguay	89	20
Zona Norte Engenharia, Manutenção e Gestão De Serviços, S.A. Spe.	2015	Brasil	68	48
Total year 2015			**157**	**68**

Ordinary notes Greenfield, S.A.

On September 30, 2014 Abengoa Greenfield, S.A., subsidiary of Abengoa, S.A., completed the placement to qualified institutional investors of an ordinary note ('Green Bonds') for a nominal value equivalent to €500 million and with the following terms and conditions:

a) The placement was for a nominal amount equivalent to €500 million, split into two tranches, one for €265 million and a second tranche for USD 300 million, and maturing in five (5) years.

b) The Notes accrue a fixed interest, payable every six months, with a rate of 5.5% for the euro tranche and 6.5% for the U.S. dollar tranche.

c) The Notes are jointly guaranteed by certain group subsidiaries and have the same guarantees than ordinary notes issued by Abengoa Finance S.A.U. and described in Note 20.3.

ABENGOA Consolidated financial statements Page 88 19.4. Appendix IX of this consolidated report details the Project companies as of the end of 2015 which are financed by project debt. 19.5. Project finance maturities, as reflected in the original contracts and in the Statement of Financial Position, after the reclassification made to short term of debt payable on demand as a consequence of certain contractual breaches due to the fact and circumstances since the beginning of August 2015 (see Note 2.1.1) that have led to the filing of the communication set forth under the article 5 bis of Ley Concursal is shown bellow. d) The proceeds will be used to finance in whole or in part the development of renewable projects until the moment when long term third party project financing is obtained. e) The proceeds not used to finance projects as mentioned in the previous point should be maintained in cash or other liquid financial instruments. 19.2. The table below lists projects with bridge loan in progress (bridge loan) as of December 31, 2015 (amount in thousands of euros): Atacama Solar Platform (1) San Antonio Water Subsequent years LAT Brasil (1) Abent 3T ACC4T Total 2016 2017 2018 2019 2020 Total Total as contract 703,451 225,827 765,344 649,952 264,043 461,489 3,070,106 Estimated end date jul-16/jul-18 jan-17 dec-17jul-16/feb-19 Oct-19 - 1,863,146 (186,431) (726,215) (610,549) (222,967) (116,984) - Reclassification for enforceable financing Total as balance - 2,566,597 39,396 39,129 39,403 41,076 344,505 3,070,106 Bridge financing start date mar-13/sep-14 Sep-14 dec-14 aug-14/may-15 dec-14 Bridge financing maturity date feb-16/sep-19 (2) sep-19 (2) dec-19 oct-17/jul-19 (2) jul-19 (2) - Anticipated LT financing start date jan-16/jun-17 Mar-16 Jul-16 jul-16/may-17 May-16 - -19.6. Current and non-current loans with credit entities include amounts in foreign currencies for LT financing duration Up to 15.5 years Up to 18 years Up to 21 years Up to 18 years Up to 30 years LT financing expected amount 833.837 708,500 525,904 2,000,047 701,5954,769,883 the total of €1,494,099 thousand (€2,436,633 thousand in 2014). Bridge financing amount drawn (3) 1,184,410 258,548 90,509 465,965 49,6272,049,059 Contractor and Sponsor / Corporate Contractor and Sponsor / Corporate -The equivalent in eurosof the most significant foreign-currency-denominated debts held by the Group is as follows: Guarantee type (4) Corporate Corporate Corporate (1) Includes the transmission line projects in Brazil relating to ATE XVI Transmissora de Energía, S.A. (Miracema), ATE XVII Transmissora de Energía, S.A. (Milagres), ATE XVIII Transmissora de Energía, S.A. (Estreito), ATE XIX Transmissora de Energía, S.A. (Luiz Gonzaga), ATE XX Transmissora de Energía, S.A. (Teresina), ATE XXI Transmissora de Energía, S.A. (Parauapebas), ATE XXII Transmissora de Energía, S.A., ATE XXIII Transmissora de Energía, S.A. and ATE XXIV Transmissora de Energía, S.A. and to solar plant project in the Atacama Desert, Chile, which combines tower technology based on molten salts and photovoltaic. 12.31.15 12.31.14 Non-domestic companies Domestic companies Non-domestic companies Domestic companies Currency (2) Once the long-term funding associated with the projects has been obtained, the issuer will use the funds from the Green Bond to finance other Green Projects, selected according to the “Use of Funds” requirements specified in the Offering Memorandum. Additionally, for funds from tranche B (see Note 18), after long-term funds obtained can be allocated to developing new projects after fulfilling the requirements specified in the financing agreement. Dinar (Algeria) 17,170 - 345,351 - Dollar (USA) 432,536 273,992 664,707 356,738 Peso (Mexico) 8,643 - - - (3) Excludes amounts withdrawn from the project bridge loans, which have been issued by the projects with Contractor and Sponsor guarantee by Abengoa and/or some of corporate subsidiaries (which are not project companies), amounting to €635,880 thousands and which have been classified within assets and liabilities held for sale (see Note 7) and for Atacama I project in Chile specifically, included in the consolidated statement of financial position of Abengoa Project Warehouse (APW-1), joint venture accounted for using the equity method (see Note 10). Peso (Uruguay) 20,076 - - - Real (Brazil) 741,682 - 1,069,837 - (4) The guarantee references "Contractor and sponsor" refer to corporate guarantees mainly related to the bridge financing of the projects. The references to "Corporate" guarantees refer to guarantees related to the Green Bonds. These guarantees cover all of the indicated bridge financing. 19.7. The balance of interest payable is €9,268 thousand as of December 31, 2015 (€15,518 thousand as of December 31, 2014) and is included under current ‘Project debt’. 19.3. Within the assets on the Consolidated Statement of Financial Position and under the Cash and Cash equivalent and Financial Receivables headings, there are debt service reserve accounts in the amount of €27 million relating to project finance in 2015 (€94 million in 2014). Annual Report 2015 Total1,220,107273,9922,079,895356,738 Estimated amount of the contract (EPC) 1,787,6271,047,750605,9882,462,568592.5466,4 96,479 Construction start datemar-13 / aug-14Sep-13Sep-14apr-14/may-15dec-14 -

ABENGOA Consolidated financial statements
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Annual Report 2015

Note 20.- Corporate financing

As indicated in Note 4, corporate financing is used to finance the activities of the remaining companies which are not financed under project debt and is guaranteed by Abengoa, S.A. and, in some cases, jointly guaranteed by certain group subsidiaries.

20.1. The breakdown of the corporate financing as of December 31, 2015 and 2014 is as follows:

Non-current	Balance as of 12.31.15	Balance as of 12.31.14
Credit facilities with financial entities	6,566	871,613
Notes and bonds	-	2,755,993
Finance lease liabilities	19,522	24,064
Other loans and borrowings	345,437	97,029
Total non-current	371,525	3,748,699

Current	Balance as of 12.31.15	Balance as of 12.31.14
Credit facilities with financial entities	2,321,654	444,386
Notes and bonds	3,300,825	1,096,965
Finance lease liabilities	17,020	10,927
Other loans and borrowings	557,047	24,373
Total current	6,196,546	1,576,651
Total corporate financing	6,568,071	5,325,350

At the year-end 2015, the total amount of the overdue and unpaid corporate-financing (principal and interest) amounts to €486 million, and is classified as current. The corresponding default interest expenses have been recognized.

As a consequence of certain contractual breaches given the events since the beginning of the month of August 2015 (see Note 2.1.1) which have led to the current situation of the Company provided by the article 5 bis of Ley Concursal, €4,134 million have been reclassified to current liabilities because its being considered as payable on demand corporate-financing.

The increase during the year 2015 in corporate financing was mainly due to the withdrawn of the year-end outstanding €500 million tranche A syndicated loan, as well as the issuance of €375 million in ordinary notes due 2020, €74 million of a loan granted by European Investment Bank (EIB), new long term loans with certain financial entities supported by Export Credit Agencies, the financial liability amounted to €243.1 million arisen after the agreement reached with EIG for the financing of a project company's minority interest under construction of energy transmission lines in Brazil (see Note 7.1), new liquidity line issued during the month of December 2015 amounted to €106 million and a maturity in March 17, 2016 by the consideration as corporate-financing both suppliers overdue and unpaid debt through non-recourse confirming instrument amounted to €304 million (see Note 25.3) and those amounts owed to suppliers related to a non-recourse confirming originated by a Group supplier amounted to €202 million (see Note 25.3), and the revolving credit agreement of up to €165 million signed at the end of September 2015, of which €125 million are drawn down because of the disposal of the remaining €40 million was subject to the compliance of certain conditions unaccomplished. Regarding the aforementioned revolving credit, in addition to personal guarantees provided by certain group companies, certain subsidiaries have assigned certain trade receivables.

Additionally, there has been an increase due to the recognition as a liability of the preferred shares of Abengoa Concessoes Brasil Holding (ACBH) which were sold to Atlantica Yield on June, 2014 which have been recognized at their fair value representing an amount of €48 million as of December 31, 2015, due to the loss of control of Atlantica Yield and its consolidation under the equity method. These preferred shares grant the right to receive an annual perpetual dividend of USD18.4 million and the option of converting in the fifth year the aforementioned dividend in ordinary shares of ACBH subsidiaries representing an equivalent return for Atlantica Yield. Such plan has been calculated taking as a base the instrument's cash flow and a discount rate of 35% based on comparable companies' notes issued in Brazil

All the increase described above has been partially offset by the early conversion of €238.3 million nominal amount of the convertible bonds maturing in 2019 (see Note 20.3), the conversion option exercised related to the 2017 convertible notes by an amount of €244 million on February 3, 2015 (see Note 20.3), as well as the cancellation of the 2015 ordinary bonds by €300 million and to the decrease of the outstanding balance of the Euro-Commercial Paper Programme (ECP) amounting to €407 million (see Note 20.3).

ABENGOA Consolidated financial statements

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Annual Report 2015

20.2. Credit facilities with financial entities

a) The amount of current and non-current credit facilities with financial entities as of December 31, 2015 includes debts denominated in foreign currencies in the amount of €575,174 thousand (€356,324 thousand in 2014).

The most significant amounts of debt in foreign currencies with financial entities are as follows:

	12.31.15		12.31.14	
Currency	Non-domestic companies	Domestic companies	Non-domestic companies	Domestic companies
Dollar (USA)	278,375	253,161	173,796	145,537
Peso (Argentina)	395	-	3	-
Peso (Chile)	-	-	978	-
Peso (Colombia)	194	-	2,537	-
Peso (Mexico)	14,094	-	12,964	-
Real (Brazil)	19,616	-	6,356	-
Rupee (Indian)	7,291	640	13,859	-
Yuan (China)	1,408	-	294	-
Total	321,373	253,801	210,787	145,537

b) The following table shows a list of credit facilities with financial entities:

Loan details	Year granted	Granted amount	Outstanding (*)	Expiry as contract (*)
Syndicated loan	2014	700,000	690,640	2018-2019
ICO financing	2015	30,000	30,082	2018-2022
Instalaciones Inabensa SA financing	2010-2014	430,349	280,930	2016-2024
Abener Energia SA financing	2010-2015	612,481	381,893	2016-2024
Euopean Investment Bank loan	2015	125,000	75,694	2018-2022
Revolving credit agreement	2015	165,000	126,150	2016
Liquidity line	2015	106,000	100,116	2016
Other loans	Various	663,237	642,715	Various
Total		2,832,067	2,328,220	

(*) The company is negotiating the notional and the maturity of the loan based on the restructuring Agreement of the financial debt (see Note 2.1.1)

With the aim of minimizing the volatility in interest rates of financial operations, specific contracts are signed to hedge the possible variations that may occur (See Note 14).

The long-term syndicated financing loan was signed for the purposes of financing investments and general financing requirements of Abengoa, S.A. and all the companies of the group without project financing.

On September 30, 2014 Abengoa, S.A. closed the previous syndicated loan upon a long term revolving financing signed for an amount of approximately €1,400 million and maturing in the end of 2019 split in two tranches:

- Tranch A, of corporate financing for an amount of €700 million, to extend the maturity of the existing syndicated loan, and
- Tranch B, of bridge loan (non-recourse financing in process) for an amount of €700 million to fund the promotion, development and construction of concession projects until obtaining long term financing related to these projects (see Note 19).

Both tranches are guaranteed jointly by Abengoa, S.A. and certain Group subsidiaries.

The new financing extends the maturity of the existing debt to more than four years and reduces the financial cost (with the possibility of further improvements in case of a company rating increase by the agencies). The average interest rate of the syndicated loan during 2015 has been 2.97% (3.99% in 2014).

As of July 13, 2015 Abengoa closed a loan with the European Investment Bank (EIB) for the total amount of €125 million, with a final maturity on 2022 in which Abengoa has signed the first tranche amounting to €75 million to finance working capital.

On July 30, 2015 Abengoa signed a loan with the ICO for an amount of €30 million maturing on 2022, in which Abengoa has committed the totality, for Abengoa's R&D financing during the period 2015 to 2018.

As of September 23, 2015, Abengoa signed a syndicated loan, under the revolving credit model amounting to €165 million maturing in 2016 aimed to finance corporate needs in case of the proposed capital increase. However, the initial drawn down amount was €125 million until the compliance of certain covenants to release the additional €40 million that didn't ocurred. The interest rate applicable until the end of 2015 has been 5.019%. The average interest rate of de syndicated loan during 2015 has been 5.013%.

ABENGOA Consolidated financial statements

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Annual Report 2015

On December 24, 2015, Abengoa Concessions Investment Limited, as accredited, and certain group companies as guarantors signed with a group of financial entities a loan agreement amounted to €106 million with an interest rate of 5% + Euribor maturing on March 17, 2016. As guarantee of this loan, 17,334,598 Atlantica Yield shares were pledged. On December 24, and in relation to the loan previously signed by Abengoa on September 23, 2015 with a group of financial entities and, in compliance of the assumed obligations by the Company in such agreement, 8,196,245 shares were pledged in favor of Atlantica Yield. On March 22, 2016, due to the new liquidity loan (see Note 33.7), a novation of the loan signed on December was made and the pledge over the 8,196,245 shares was cancelled as collateral for the loan signed on September 2015. Additionally the pledge given to the loan of 6,130,879 shares of ABY were partially released. Thus, pledged shares in this second lean become to 11,203,719 shares of ABY. Shares pledged was determined by the 60% of the nominal value given at March 22, 2016. Shares released (14,327,124) have been allocated to secure the liquidity loan of March 2016, which nominal value was determined by the coverage ratio of 60% as collateral for the nominal value. Additionally, the interest rate applicable to the loan signed on December become to 14.5% + Euribor and the maturity date, formerly on March 17, 2016, was extended to September 23, 2016 and consequently, the characteristics became equal to the loan obtained on March. Furthermore, there is a temporary waiver of any breaches related to this contract until March 28, 2016, date in which the restructuring agreement was submitted to court for its approval in compliance with the terms described in Note 2.1.1.

Furthermore, some subsidiaries of Abengoa S.A. undersigned long-term loans with various entities with the support of various Export Credit Agencies, including two financing agreements signed with a group of financing entities backed by an EKN (Swedish Export Credit Agency) guarantee to finance industrial machinery in various projects:

To ensure that the Company has sufficient funds to repay the debt with respect to its capacity to generate cash flow, Abengoa has to comply with a Corporate Net Debt / Corporate EBITDA financial ratio with the financial institutions. The maximum limit of this ratio is 2.5 starting December 31, 2014. As of December 31, 2015, Corporate Net Debt/EBITDA financial ratio is higher than the maximum set indicated above, while as of December 31, 2014 was 2.11.

As a consequence of the new ICO and BEI R&D&I project financing frame, during 2015 Abengoa is obliged to meet a new financial covenant different to Corporate Net Debt/Corporate Ebitda detailed before. In this sense, Abengoa has to hold a ratio which numerator is the net corporate debt plus bridge loans minus treasury shares and the denominator is Group Ebitda, capped by 5.0. On December 31, 2015 this ratio is higher than 5.0.

c) The following table shows the maturity of the bank loans and borrowings as they are in the original contracts and reflected in the statement of financial position after the reclassification resulting from the presentation of the communication provided by article 5 bis of the Ley Concursal:

	2016	2017	2018	2019	2020	Subsequent years	Total
Syndicated loan	-	-	414,384	276,256	-	-	690,640
ICO financing	283	-	4,756	4,756	5,956	14,331	30,082
Instalaciones Inabensa SA financing	85,954	60,395	43,261	43,261	41,989	6,070	280,930
Abener Energia SA financing	95,789	93,419	101,491	41,150	28,283	21,761	381,893
Euopean Investment Bank loan	883	-	11,958	11,958	14,958	35,937	75,694
Revolving credit agreement	126,150	-	-	-	-	-	126,150
Liquidity line	100,116	-	-	-	-	-	100,116
Other loans	339,181	78,034	81,109	62,569	19,792	62,030	642,715
Total according to Contract	**748,356**	**231,848**	**656,959**	**439,950**	**110,978**	**140,129**	**2,328,220**
Reclassification to enforceable financing	1,573,298	(228,645)	(654,494)	(439,363)	(110,692)	(140,104)	-
Total balance (*)	**2,321,654**	**3,203**	**2,465**	**587**	**286**	**25**	**2,328,220**

(*) The company is negotiating the notional and the maturity of the loan based on the restructuring Agreement of the financial debt (see Note 2.1.1)

The exposure of the Group to variations interest rates and the dates at which prices are revised is specified in Note 4 on the management of financial risks. Corporate financing is mainly based in variable interest rates, as such its fair value is close to its book value. The fair value is based on discounted cash flows, applying a discount rate being that of the third-party loan.

d) Interest expenses with financial credit entities accrued and not due reach to €18,804 thousand as of December 31, 2015 (€8,833 thousand in 2014) and is included under 'Short-term borrowings'.

e) Real estate pledged against mortgages corporate financing as of December 31, 2015 is not significant.

f) The average interest rates associated with the debt facilities reflect normal levels in each of the regions and areas in which the facility was agreed upon.

g) The average cost of total financing during 2015 was 7.0%.

ABENGOA Consolidated financial statements
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Annual Report 2015

20.3. Notes and bonds

The table below shows the maturities of the existing notes and bonds as of December 31, 2015:

According to the original contracts and as reflected in the Statements of financial position, due to reclassifications related to the presentations of the communication provided by Article 5 bis of the Ley Concursal:

Item	2016	2017	2018	2019	2020	2021
Convertible notes Atlántica Yield	-	12,889	-	-	-	-
Convertible notes Abengoa	-	5,600	-	161,700	-	-
Ordinary notes Abengoa	500,000	598,416	550,000	-	789,288	500,000
Commercial paper Abengoa Mexico	111,428	-	-	-	-	-
Euro-Commercial Paper Programme (ECP)	56,727	-	-	-	-	-
Total notionals according to Contract	**668,155**	**616,905**	**550,000**	**161,700**	**789,288**	**500,000**
Reclassification to enforceable financing	2,617,893	(616,905)	(550,000)	(161,700)	(789,288)	(500,000)
Total notional due (*)	**3,286,048**	-	-	-	-	-

(*) The company is negotiating the notional and the maturity of the loan based on the restructuring Agreement of the financial debt (see Note 2.1.1)

On September 29, 2015, Abengoa announced the call for the general assembly of noteholders of the convertible notes 2017, convertible notes 2019 and exchangeable notes Atlantica Yield 2017, which have taken place on October 29, 2015 (except for exchangeable notes Atlantica Yield 2017, that given the legally required quorum was not attained, it has been called a second call which will take place on November 30, 2015). The aforementioned calls have approved the amendment to certain terms and conditions and the approval of the entering into of the deeds of guarantee, among others.

Convertible notes 2017

On February 3, 2010, Abengoa, S.A. issued Convertible Notes, convertible into ordinary shares, to qualified investors and institutions for the amount of €250 million. The terms and conditions of the issuance are currently as follows:

a) The Notes were issued for two hundred million euros (€250 million) with maturity set at 7 years.

b) The Notes accrue a fixed annual interest of 4.5% payable semiannually.

c) The 2017 Convertible Notes are convertible into fully paid class A shares or class B shares of Abengoa, subject to certain liquidity conditions, credited in the number determined by dividing the aggregate nominal amount of the Notes by the applicable conversion price. The conversion price was initially set at €30.27 per ordinary share of Abengoa and was adjusted to €29.87 per share in July 2012 following a dividend payment (€0.35 per share) in excess of the dividend threshold permitted without adjustment in the conversion price (€0.21 per share). In October 2012, the conversion price was adjusted to €5.97 per share of Abengoa due to the distribution of class B shares as approved by the Extraordinary General Shareholders' Meeting held on September 30, 2012. Additionally, the conversion price was adjusted to €5.45 per share of Abengoa as a result of the Capital Increase completed on October 29, 2013 and in April 2014, the conversion price was again adjusted to €5.35 per share of Abengoa following a dividend payment in excess or the dividend threshold permitted without adjustment in the conversion price On 2015 the conversion price was adjusted to €5.24 per share following a dividend payment in excess of the dividend threshold permitted without adjustment in the conversion price.

d) On February 3, 2015, holders of the 2017 Convertible Notes had the right to require Abengoa to redeem the 2017 Convertible Notes at the principal amount together with accrued and unpaid interest to such date.

On February 3, 2015, certain bondholders exercised the conversion option amounting to €244,400 thousand, corresponding to principal plus interest accrued and unpaid to date. The remaining bondholders, amounting to €5,600 thousand, preferred not to exercise its option and wait until the maturity in 2017.

e) Pursuant to the Terms and Conditions, in the event that investors decide to exercise their right of conversion, the Company may decide to settle the issuance entirely in shares, in cash or in a combination of shares and cash.

f) The notes are jointly guaranteed by certain Group subsidiaries.

The carrying value amount of the liability component of this bond at December 31, 2015 amounted to €5,211 thousand (€216,768 thousand at December 31, 2014).

Additionally, at December 31, 2015, the fair value of the derivative liability embedded in the convertible bond calculated using the Black Scholes model, is €531. The variation in fair value has been recorded as an income amounting to € 4,020 thousand in 'Other net finance income/expense' in the Consolidated Income Statement for the year ended December 31, 2015 (an income of €1,134 thousand in 2014) due to the difference between its value at the end of the year 2015 and year 2014 (€4,021 thousand).

ABENGOA Consolidated financial statements
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Annual Report 2015

The key data for the valuation model included the share price, the estimated profitability of the dividend, an envisaged option maturity life, an interest rate and underlying volatility as set forth in the table below:

	12.31.15	12.31.14
'Spot Abengoa ' Price (euros)	0.20	1.83
'Strike ' Price (euros)	5.24	5.35
Maturity	02/03/2017	02/03/2017
Volatility	93%	56%
Number of shares	1,068,702	46,728,972

Furthermore, in order to partially hedge the derivatives embedded in the notes convertible, during the years 2011 and 2010 the Company purchased two call options over 7,100,000 Abengoa's own shares with a strike price of €30.27 per share, maturing on February 3, 2017 (over 35,500,000 Abengoa's own shares with a strike price of €6.05 after the distribution of class B shares approved by the Extraordinary General Meeting held on September 30, 2012).

These options hedge around 100% of the notes in the event of conversion.

The fair value of the options at December 31, 2014, calculated using the Black-Scholes model, was €750 thousand, while the fair value was €0 thousand at December 31, 2015. The decrease in fair value has been recorded as a finance expense amounting to €750 thousand recorded in 'Other net finance income/expense' in the Consolidated Income Statement (an expense of €1,572 thousand in 2014). As of December 31, 2015 the listed price of these bonds was 7.75% (99.38% in 2014).

The key data for the valuation model included the share price, the estimated profitability of the dividend, an envisaged option maturity life, an interest rate and underlying volatility as set forth in the table below:

	12.31.15	12.31.14
'Spot Abengoa ' Price (euros)	0.20	1.83
'Strike ' Price (euros)	6,05	6.05
Maturity	02/03/2017	02/03/2017
Volatility	73%	43%
Number of shares	26,750,000	35,500,000

Exchangeable notes Atlantica Yield 2017

On March 5, 2015, Abengoa S.A. issued a senior unsecured exchangeable notes into existing ordinary shares of Atlantica Yield, a subsidiary of Abengoa S.A. whose shares are listed on the NASDAQ Global Select Market, for USD 279 million.

The principal terms and conditions that have been determined are the following:

a) The size of the Offering is USD 279 million. The Notes will mature on March 5, 2017.

b) The Notes will accrue a fixed annual coupon of 5.125% payable semi-annually in arrear, beginning on September 5, 2015.

c) The Notes will be initially exchangeable into 7,202,602.23 shares of Atlantica Yield (exchange property) at an exchange price of USD 38.736 per share. The Notes will be voluntarily exchangeable into shares of Atlantica Yield since September 1, 2015 as set out in the Terms and Conditions, subject to cash payment in certain circumstances. On December 31, 2015 the exchanged price was adjusted to 36.417 dollars per share of Atlantica Yield after the last dividend distribution of December 15, 2015.

d) As of December 31, 2015 certain noteholders have exchanged a total amount of 265,000 thousand dollars. The rest of noteholders amounted to 14,000 thousand dollars remain unexchanged.

e) Notes will be jointly guaranteed by certain affiliates.

In connection with the dividend per Atlantica Yield received until September 30, 2015 the exchange property has been adjusted as follows:

› Dividend of USD 0.2592 per Atlantica Yield received on 16 March 2015, the exchange price has been adjusted to USD 38.439 and the exchange property comprises 7,258,169.53 Atlantica Yield Shares, with effect from March 25, 2015.

› Dividend of USD 0.34 per Atlantica Yield received on June 15, 2015, the exchange price has been adjusted to USD 38.083 and the exchange property comprises 7,326,189.56 Atlantica Yield shares, with effect from June 24, 2015.

› Dividend of USD 0.40 per Atlantica Yield received on September 15, 2015; the exchange price has been adjusted to USD 37.286, with effect from September 24, 2015.

› Dividend of USD 0.43 per Atlantica Yield received on December 15, 2015; the exchange price has been adjusted to USD 36.417, with effect from December 24, 2015

The value of the liability component of the exchangeable bonds on December 31, 2015 amounts to €12,169 thousand.

ABENGOA Consolidated financial statements

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Annual Report 2015

Since the commencement of the exchange period for the Exchangeable Notes Atlantica Yield 2017 on September 1, 2015 (as set out the Terms and Conditions) through December 31, 2015, exchange notices for a total nominal amount of USD 265 million, equivalent to 7,202,738 shares of Atlantica Yield, have been received and exchanged (see Note 6.2). The income recognized due to the exchange in the Consolidated Income Statement for the ended December 31, 2015 amounts to €90,274 thousand according to IAS 32 and IFRIC 19 (see Note 30.3).

In addition, at the end of the year 2015, the valuation of the embedded derivative liability component generated at the issuance of the convertible note calculated by the Black Scholes method was €4,676 thousand with an impact on the income statement of €25,680 thousand (€26,136 thousand in 2014) as a consequence of the conversion and a financial expense of €455 thousands due to valuation differences). The value of the derivative at the end of the year 2015 was €30,356 thousand.

The key data for the valuation model included the share price, the estimated profitability of the dividend, an envisaged option maturity life, an interest rate and underlying volatility as set forth in the table below:

	12.31.2015	12.31.2014
'Spot Abengoa ' Price (euros)	19.29	33.41
'Strike ' Price (euros)	36.42	38.74
Maturity	03/05/2017	03/05/2017
Volatility	76%	31%
Number of shares	384,404	7,202,602

Convertible notes 2019

On January 17, 2013, Abengoa, S.A. issued €400 million aggregate principal amount among qualified and institutional investors of convertible notes due 2019 (the '2019 Convertible Notes'). The notes are convertible into class B shares. In summary, the final terms and conditions of the issuance are as follows:

a) The Notes were issued for four hundred million euros (€400 million) with maturity set at 6 years.

b) The Notes accrue a fixed annual interest of 6.25% payable semiannually.

c) Notes are convertible, at the option of noteholders into fully paid class B shares.

d) In the event that investors decide to exercise their right of conversion, the Company may decide to repay the notes in shares, cash or a combination of cash and shares.

e) The 2019 Convertible Notes are convertible into class B shares of the Parent Guarantor credited in the number determined by dividing the aggregate nominal amount of the Notes by the applicable conversion price. The initial conversion price is €3.27 for each class B share of the Company. The conversion price has been adjusted to €3.04 per share of Abengoa as a result of the Capital Increase completed on October 29, 2013 and in April, 2014, the conversion price was again adjusted to €2.98 per share of Abengoa following a dividend payment in excess of the dividend threshold permitted without adjustment in the conversion price. Finally, on April, 2015 the conversion price was adjusted to 2.94€/share after the dividends distribution in the excess over the maximum distribution allowed by law without adjustments for price conversion.

f) The notes are jointly guaranteed by certain group subsidiaries.

During April 2015, Company launched an offer with the aim of converting up to €200 million Bonds into fully paid class B shares of Abengoa and a cash amount in accordance with the terms and conditions of the notes, inviting the bond holders to exercise their conversion right in their corresponding class B shares and a cash amount based on the terms and conditions of the bond.

Subsequently, the Company, in accordance with the terms and conditions of the Auction contained in the Invitation Memorandum dated April 7, 2015, decided to accept applications for conversion from Noteholders corresponding to a total principal amount of €238.3 million (representing 59.6% of the total principal amount of Notes outstanding), above the initial amount addressed. On April 9, 2015, once the accelerated bookbuilding process of class B was completed, the cash amount that the company has to pay to the accepting noteholders has been set at €25,366.81 per €100,000 principal amount of Notes, amounting to €60,449 thousand the total cash amount to be paid to noteholders. The expense recognized at ended year 31, 2015 amounts to €15,141 thousand due to the conversion.

At the beginning of 2014, the Board of Directors expressly and irrevocably stated, with binding effect, that in relation to the right conferred by Clause 6 (j) (Settlement in cash) of the Terms and Conditions of this convertible bond, which grants Abengoa the right to choose the type of payment, the Company shall not exercise the cash settlement option in the event that bondholders decide to exercise their conversion right early during the period granted for that effect and Abengoa, S.A. shall therefore only settle this conversion right in shares. Accordingly, the fair value at the beginning of the year 2014 of the derivative liability embedded in the convertible bond, which totaled €62,894 thousand, was reclassified as equity since after that date the conversion option meets the definition of an equity instrument. As a consequence of the conversion, on April 2015 the amount of the instrument has been reduced to €25,425 thousand.

The carrying value of the liability component of the notes at December 31, 2015 amounts to €137,900 thousand (€323,209 thousand in 2014).

ABENGOA Consolidated financial statements Page 95 Ordinary notes Abengoa 2015 c) The Notes are jointly and severally guaranteed by Abengoa, S.A. and certain Group subsidiaries. At December 1, 2009, Abengoa, S.A. closed its process of issuance of Ordinary notes for €300 million. In summary, the terms and conditions of the issuance are as follows: As of December 31, 2015 the listed price of these bonds was 15.00%. Ordinary notes Abengoa 2018 (a) The Notes were issued for three hundred million euros (€300 million) maturing on five (5) years On February 5, 2013, Abengoa Finance, S.A.U., a subsidiary of Abengoa, S.A., issued Ordinary Notes to qualified and institutional investors for €250 million. On October 3, 2013, Abengoa Finance, S.A.U. issued €250 million of additional and fungible notes, at a price of 100.25%, which is equivalent to a yield of 8.799%. Furthermore, on November 5, 2013, Abengoa Finance, S.A.U. issued €50 million of additional and fungible notes, at a price of 105.25%, which is equivalent to a yield of 7.408%. The terms and conditions of the issuance are as follows: (b) The Notes accrue a fixed annual interest of 9.625% payable semiannually. (c) The Notes are jointly guaranteed by Abengoa, S.A. and certain subsidiaries of the Group. On februrary 25, 2015 the Note has been matured, proceeding its settlement under the terms and conditions of the note, all by cash. a) The aggregate nominal amount of the Notes is five hundred and fifty million euros (€550 million) with maturity set at five (5) years. Ordinary notes Abengoa 2016 On March 31, 2010, Abengoa S.A. issued ordinary Notes to qualified investors and institutions in Europe for the amount of €500 million. In summary, the final terms and conditions of the issuance are as follows: b) The Notes accrue a fixed annual interest of 8.875% payable semiannually. c) The Notes are jointly guaranteed by Abengoa, S.A. and certain subsidiaries of the group. a) The Notes were issued for five hundred million euros (€500 million) with maturity set at 6 years. As of December 31, 2015 the listed price of these bonds was 16.00%. b) . The fixed annual payable twice-yearly interest on the Notes is 8.50% annually. Ordinary notes Abengoa 2020 c) The Notes are guaranteed jointly by certain subsidiaries of the group. On December 13, 2013, Abengoa Finance, S.A. Unipersonal, a subsidiary of Abengoa, S.A., issued an ordinary bond for USD 450 million among qualified and institutional investors. In summary, the terms and conditions of the issuance are: As of December 31, 2015 the listed price of these bonds was 14.97%. On March 28, a Noteholders General assembly was called but finally couldn´t take place on first call. The Company has not considered appropriate to make a second call given that, since the standstill agreement was signed, the right associated to the ordinary notes maturing on 2016 have been suspended for a period of 7 months from the date of signing of the standstill agreement. a) The Notes was issued for an amount of USD 450 million and matures in six (6) years. b) The Notes accrue fixed annual interest of 7.75%, payable every six months. c) The Notes are jointly guaranteed by Abengoa, S.A. and certain group subsidiaries. Ordinary notes Abengoa 2017 As of December 31, 2015 the listed price of these bonds was 14.99%. On October 19, 2010, Abengoa Finance, S.A.U., a subsidiary of Abengoa, S.A., issued an ordinary bonds for USD 650 million among qualified and institutional investors in accordance with Rule 144A of the Securities Act of 1933 and subsequent amendments thereto. In summary, the terms and conditions of the issue that were established definitively are: On April 16, 2015, Abengoa Finance, S.A.U., a subsidiary of Abengoa S.A., issue an ordinary bond for €375 million among institutional and qualified investors. In summary, the terms and conditions of the issuance are as follows: a) The Notes issue is for an amount of six hundred and fifty million United States dollars (USD 650 million) and matures at seven (7) years. a) The Notes were issued for €375 million and Notes will mature on April 2020. b) The Notes accrue a fixed annual interest of 7.00% payable semiannually. b) The Notes will accrue fixed annual interest of 8.875%, payable every six months. c) The Notes are jointly guaranteed by Abengoa, S.A. and certain subsidiaries of the Group. Annual Report 2015

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Annual Report 2015

As of December 31, 2015 the listed price of these bonds was 13.000%

Ordinary notes Abengoa 2021

On March 27, 2014, Abengoa Finance, S.A.U., a subsidiary of Abengoa, S.A., issued an ordinary bond for €500 million among qualified and institutional investors. In summary, the terms and conditions of the issue that were established definitively are:

a) The Notes was issued for an amount of €500 million and matures in seven (7) years.

b) The Notes will accrue fixed annual interest of 6.00%, payable every six months, on March 15 and September 15.

c) The Notes are jointly and severally guaranteed by Abengoa, S.A. and certain group subsidiaries.

As of December 31, 2015 the listed price of these bonds was 12.00%.

Euro-Commercial Paper Programme

On January 29, 2013, Abengoa, S.A. carried out a euroCommercial Paper (ECP) program for a maximum of €500 million with one-year maturity. Through this program, the company was able to issue notes between one and twelve months maturity, diversifying its financing options in the capital markets.

On June 10, 2014, the maximum amount of the program was increased to €750 million.

On December 22, 2014, the program was renewed for one more year and for the same amount. As of December 21, 2015 the program has finished.

At the end of the year 2015 the balance of the program amounts to €56,727 thousand (€464,141 thousand in 2014) in which € 20,454 thousand are due and not attended.

Commercial Paper Abengoa México

On June 30, 2014 Abengoa Mexico S.A.de C.V. signed the short-term revolving exchange traded certificate program for an amount up to 3,000 million Mexican pesos as of December 31, 2014. As of December 31, 2015 these amount reach 2,080 million Mexican pesos equivalent to €111,428 million. (€43,502 million as of December 31, 2014).

The certificates will accrue a variable interest rate calculated based in the `Tasa de interés interbancaria de equilibrio` ('TIIE') plus a margin to be determined in the moment of each use.

20.4. The balance of interest payable related to notes and bonds is €72,809 thousand as of December 31, 2015 (€77,628 thousand as of December 31, 2014) and is included under current 'Bonds and Notes'.

20.5. Finance lease liabilities

Finance lease creditors as of the end of 2015 and 2014 were:

Finance lease	Balance as of 12.31.15	Balance as of 12.31.14
Present values of future payments for finance lease	36,542	34,991
Liabilities: minimum payments for finance lease:		
Less than 1 year	18,001	11,879
From 1 to 5 years	15,219	19,439
More than 5 years	6,252	7,108
Net book value:		
Technical installations and machinery	30,342	27,865
Information processing equipment	3,093	3,045
Other tangible assets	23,618	17,705

20.6. Other loans and borrowings

The following table sets out the movement of other loans and borrowings at the 2015 and 2014 year end:

	Balance as of 12.31.15	Balance as of 12.31.14
Sale and lease back	35,410	12,211
Derivative premiums payable	35,051	65,010
Low interest loans	9,362	6,775
Preferred shares of ACBH (Note 20.1)	48,426	-
Non-recourse confirming due and unpaid	304,204	-
Non-recourse confirming non due group suppliers	202,316	-
Holding LAT Brasil's preferential shares (Note 7.1)	243,070	-
Loans with public institutions and others	24,645	37,406
Total	902,484	121,402

ABENGOA Consolidated financial statements
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Annual Report 2015

Note 21.- Grants and other liabilities

Grants and Other Liabilities as of December 31, 2015 and 2014 are shown in the following table:

	Balance as of 12.31.15	Balance as of 12.31.14
Grants	145,799	146,684
Suppliers of non-current assets	1,975	2,488
Long-term trade payables	86,419	63,434
Grants and other non-current liabilities	234,193	212,606

The increase in grants and other non-current liabilities are mainly due to the increase in other non-current liabilities for the dividend payable to Atlantica Yield because of the preferred shares of Abengoa Concessoes Brasil Holding (ACBH) for the loss of control of Atlantica Yield and its subsequent consolidation by the equity method.

Note 22.- Provisions and contingences

22.1. Provisions for other liabilities and charge

The following table shows the movement of the non-current heading of 'Provisions for other liabilities and charges' for the years 2015 and 2014:

Item	Taxes	Liabilities	Dismantling	Total
Balance as of 12.31.13	15,215	29,651	33,178	78,044
Net increase/ (decrease) with impact in profit and loss	389	2,611	1,469	4,469
Translation differences	17	763	1,173	1,953
Reclassifications and other movements	-	-	-	-
Transfer to liabilities held for sale	-	(19)	(9,330)	(9,349)
Balance as of 12.31.14	15,621	33,006	26,490	75,117
Net increase/ (decrease) with impact in profit and loss	623	11,749	2,914	15,286
Translation differences	11	1,080	(669)	422
Reclassifications and other movements	-	-	-	-
Transfer to liabilities held for sale	-	(104)	(27,956)	(28,060)
Balance as of 12.31.15	16,255	45,731	779	62,765

The decrease of total provisions in 2015 is mainly due to the decrease of dismantling provisions recognized in companies sold to Atlantica Yield and therefore, have begun to be consolidated by the equity method.

The decrease of total provisions in 2014 was mainly due to the classification of dismantling provisions of Atlantica Yield as liabilities held for sale.

Provision for tax and legal contingencies

This provision represents the Group's best estimates in connection with risks relating to tax contingencies arising during the normal course of the Group's business, fundamentally in Latin America, when it is considered probable that there will be an outflow of resources in the medium or long term, which has been estimated being comprised in a period between 2 to 5 years, although the development of the contingencies and the new facts and circumstances that may arise overtime could change such estimated settlement period.

There are also provisions recorded by Group companies in relation with court rulings and unfavorable tax inspections that are under appeal but have not been resolved yet. For these tax disputes the Group considers that it is probable that there will be an outflow of resources in the medium term (between 2 and 5 years).

Provision for liabilities

This provision includes the Group's best estimates of probable cash outflows in connection with litigation, arbitration and claims in progress in which the various group companies are defendants as a result of the activities they carry out. Management considers that these liabilities will likely be settled in the medium or long term, which has been estimated being comprised in a period between 2 to 5 years.

Dismantling provision

This provision is intended to cover future expenditures related to the dismantlement of the solar plants and it will be likely to be settled with an outflow of resources in the long term (over 5 years).

22.2. Contingent liabilities

As of December 31, 2015 Abengoa and its Group of companies are involved in certain claims and litigations both against and in their favor. Such matters arise during the Group's normal course of business and represent the technical and economic claims that the contractual parties typically invoke.

We have briefly summarized below the most significant proceedings, which in the Management's opinion are not expected to have a material adverse effect in the Consolidated Financial Statements, individually or as a whole, or for which the future outcome cannot be reliably estimated.

ABENGOA Consolidated financial statements Page 98 › In May 2000, Abengoa Puerto Rico S.E., a subsidiary of Abengoa S.A, brought a lawsuit against the Electricity Power Authority (Autoridad de Energía Eléctrica, ‘AEE’) of Puerto Rico and terminated the agreement that both parties had entered into in relation to an EPC project for the construction of an electricity power station in Puerto Rico, in which the AEE was the Principal Contractor. The referred lawsuit contained different claims such as, inter alia, withholding payments, defaulted invoices, loss of future profits damages and several other costs, which tentatively amounted to USD 40 million. On December 12, 2014, Abeinsa Infraestructuras Medio Ambiente, S.A. (Abeima, formerly Befesa Construcción y Tecnología Ambiental, S.L.) has been served with the claim brought by the CRMG against the UTE and its members (Abeima and Construcciones Alpi, S.A.), on the basis of the same dispute, project and factual issues of the aforementioned proceedings. The CRMG claims €120,353 thousand (approximately broken down as follows: €14,896 thousand for damages –works poorly executed, extra costs, alleged damages, etc. €-20,718 thousand for loss of profit and €84,682 thousand for penalties for delay). As at the date o these Consolidated Financial Statements the claim has been answered by the members of UTE. In response to the lawsuit brought by Abengoa Puerto Rico, S.E., the AEE brought a counterclaim premised upon unlawful termination and consequential damages relating to the agreement with Abengoa Puerto Rico, S.E. and, at the same time, brought an additional lawsuit for the same amount against Abengoa and its insurer, American International Insurance Co. of Puerto Rico. The amount claimed by the AEE is approximately USD 450 million. Currently the lawsuit is under hearing phase. Both civil proceedings are now suspended by the existence of criminal implications, particularly because they were pending of the preliminary investigation number 487/2013, by “Juzgado de Instrucción nº16 Sevilla”. In this last proceeding is has not been asked the guarantee of any amount to Abeinsa nor any person who works or has worked for her nor for Befesa or any other entity related to Abengoa. › In relation to the contingent liabilities described in Note 22.2 to the 2014 Consolidated Financial Statements concerning the initiation in 2013 of an inspection by the European Commission of Abengoa and the companies that are directly or indirectly under its control, including Abengoa Bioenergy Trading Europe B.V., with regard to their possible participation in anti-competitive agreements or actions allegedly aimed at manipulating the results of the valuation of the Platts daily closing price (CDD), and to deny access to one or more companies wishing to participate in the valuation process of the CDD price, we point out that on December 7, 2015, the European Commission notified and made public the initiation of a formal investigation procedure in relation to the said inspection (case "AT-40054 Oil and Biofuel Markets” concerning the alleged manipulation of the Platts index in relation to, among other companies, Abengoa, S.A. and its subsidiaries Abengoa Bioenergía, S.A. and Abengoa Bioenergy Trading Europe B.V). We point out that until that date what had taken place were preliminary investigations, and we had not be notified of the statement of charges. 22.3. Claims Regarding the legal claims or legal action initiated by creditors in connection with any past due and unpaid debts, we point out that the Company is not aware that any legal claim whatsoever has been initiated, nor any other significant legal measure by any other creditor in connection with past due and unpaid debts at year-end 2015, except for the following: › Within the Bioenergy business, there are legal claims which are mostly due to commercial disputes filed in the United States for a total amount of approximately €11,235 thousand. These claims are generally in the response phase. On the other hand, there are applications to establish "liens" (preventive embargoes) in the United States for a total amount of approximately € 1,008 thousand. These applications require no response from the company subject to the claim. › As regards the Industrial Engineering and Construction business, there are legal claims totaling approximately €75.5 thousand. These claims are in negotiation with the counterparties. Furthermore, there are claims in tort for a total aggregate amount of € 40 thousand, also in negotiation. › On February 11, 2010, the temporary joint venture (Unión Temporal de Empresas) formed by Befesa Construcción y Tecnología Ambiental, S.L. and Construcciones Alpi, S.A. (the ‘UTE’) took legal action against the Comunidad de Regantes de las Marismas del Guadalquivir (CRMG) regarding the project for the modernization of the Guadalquivir Marshes irrigation área (Proyecto de Modernización de la Zona Regable de las Marismas del Guadalquivir). The UTE asked for the following main claims: a) the declaration of the unlawful (i) termination of contract performed by the CRMG, (ii) application of penalties for delay; and (iii) other damages requested; and b) the termination of the agreement due to CRMG’s breaches of contract, requesting a liquidation balance amounting to €32,454 thousand and additional €1,096 thousand based on different grounds. The CRMG answered the claim on November 4, 2010, requesting generically the dismissal of the UTE’s claim. › In Mexico, there are claims in tort totaling around € 0.3 thousand that are in negotiation. › In Brazil there are legal claims totaling approximately €20,115 thousand, all of which are ongoing. › In Chile, claims in tort have been received for a total of approximately €389.8 thousand and an additional €30.5 thousand that are currently in negotiation with the counterparties. Annual Report 2015

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After the end of the reporting period litigation claims regarding unattended accrued debts of different nature and amounts have been booked in these Consolidated Financial Statements amounting up to USD 550,823 thousand, €152,178 thousand, 31,443 thousand Mexican Pesos and 5,463,811 Chilean Pesos.

Also liens requirement have been registered in Bioenergy in the US for an amount of 42,580 thousand dollars.

22.4. Contingent assets

As of December 31, 2015 Abengoa and its Group of companies do not have significant contingent assets.

Note 23.- Third-party guarantees and commitments

23.1. Third-party guarantees

At the end of 2015, the Group deposited to third parties (clients, financial entities, Public Entities and other third parties), directly by the group or by the parent company to other Group companies, various Bank Bond and Surety Insurances as guarantee to certain commitments (Bid bonds, performance and others) amounted to €1,629,787 thousand (€1,672,837 thousand at December 31, 2014).

In addition, the Group deposited to third parties (clients, financial entities, Public Entities and other third parties), directly by the group or by the parent company to other Group companies, various guarantees through the declarations of intention and documented commitments undertaken as guarantee of certain commitments (Bid Bonds, performance, financing and others) amounted to €7,053,099 thousand (€5,789,243 thousand at December 31, 2014).

The following table details the guarantees undertaken by de Company classified by commitment type at December 31, 2015:

Typology	Guarantees/Surety Insurance	Guarantees	Total 31.12.2015
Bid Bond	118,467	1,043,025	1,161,492
Performance:			
Materials supply	2,136	1,141,954	1,144,090
Advance payments	86,718	199,278	285,996
Execution (construction/collection/payments)	1,284,264	4,368,819	5,653,083
Quality	35,488	36,773	72,261
Operation and maintance	72,121	263,250	335,371
Dismantilling	3,726	-	3,726
Other	26,867	-	26,867
Subtotal	**1,629,787**	**7,053,099**	**8,682,886**
Group Company financing guarantees	-	1,561,591	1,561,591
Total	**1,629,787**	**8,614,690**	**10,244,477**

The most significant variations of the undertaken guarantees with third parties, regarding the information presented in the 2014 Consolidated Financial Statements, mainly relate to various guarantees (declarations of intention and documented commitments) deposited by the Parent Company to other Group Company for the submission of bids amounted to €917,171 thousand (mainly related to the execution of certain concessional projects of water desalination in Oman), as well as, the performance guarantees amounting to €823,382 thousand (mainly related to the material supplies and the construction of concessional projects of thermo-solar power generation in Chile and Israel and water desalination in San Antonio (united States) which is partially offset by the guarantees cancelation related to confirmings and the invoices paid for the execution of projects.

› In addition, regarding to the collateral granted to third parties (guarantees, etc.), there have been no significant breaches since the date of the communication provided by the Article 5 bis of the Ley Concursal, at year end 2015, which could lead to an outflow of resources and, therefore, to the recognition of a liability, with the following exceptions:

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- In this sense, the most important issue relates to the recent execution of the performance bond by the client Portland General Electric Company after rescinding the EPC of Project Carty for electricity generation in the United States, currently in the testing phase, due to breach of contract by the EPC contractor, for a maximum guaranteed amount of USD 145.6 million, in which the company has proceeded to begin negotiations with all the parties involved to reach an agreement, as announced recently by the client. At year-end 2015, the company proceeded to recognize a related liability for this project amounting to €94 million

- The Board of Directors believe that no significant additional liabilities, other than those described and recorded in the Consolidated Statement of Financial Positions as of December 31, 2015, may arise from the facts described herein.

23.2. Contractual obligations

The following table shows the breakdown of the third-party commitments and contractual obligations as of December 31, 2015 and 2014 (in thousands of euros):

2015	Total	Up to one year	Between one and three years	Between three and five years	Subsequent
Loans with credit institutions	5,398,326	4,888,251	84,193	81,352	344,530
Notes and bonds	3,300,825	3,300,825	-	-	-
Liabilities due to financial leases	36,542	17,020	6,874	1,629	11,019
Other loans and borrowings	659,414	557,047	42,393	54,181	5,793
Obligations under operating Leases	10,450	2,487	2,814	2,457	2,692
Purchase commitments	2,836,092	2,498,391	318,156	2,815	16,730
Accrued interest estimate during the useful life of loans	1,644,957	491,474	646,296	271,111	236,076

2014	Total	Up to one year	Between one and three years	Between three and five years	Subsequent
Loans with credit institutions	6,274,113	1,243,596	1,208,884	2,000,368	1,821,265
Notes and bonds	3,852,958	1,096,965	1,029,873	867,288	858,832
Liabilities due to financial leases	34,991	10,927	12,796	3,668	7,600
Other loans and borrowings	121,402	24,373	71,327	21,206	4,496
Obligations under operating Leases	13,826	3,867	5,537	3,035	1,387
Purchase commitments	1,072,848	933,071	123,123	5,517	11,137
Accrued interest estimate during the useful life of loans	2,599,142	589,443	908,675	500,009	601,015

Amounts disclosed as Loans with credit institutions correspond to the notional amounts and not to the amortized costs as they has been recorded in the consolidated statement of financial position following the accounting policy and the basis of presentation (see Note 2.18).

23.3. Pledged Assets

- Related to pledged assets book value at December 31, 2015, as guarantee of the total debt, the following table shows the breakdown:

Book value	Balance of 12.31.15 (*)
Property, plants and equipment	103,539
Fixed assets in projects	4,004,016
Investments accounted for using the equity method	838,314
Clients and other receivable accounts, financial investments and cash and cash equivalents	1,119,797
Total	6,065,666

(*) Includes the pledged assets related to assets held for sale and discontinued operations disclosed in Note 7 to these Consolidated Financial Statements as of December 31, 2015 and amounting to a sum of 1,336,430 thousand euros.

It should be noted, for the avoidance of doubt, that when determining the book value of the pledged assets, it has been taken into account the concept of "garantía real" provided by the Spanish law (applying by analogy to those assets that are pledged under other legislation).

- On the other hand, regarding the pledged assets deposited by the Group since the date of application by Abengoa S.A. of Article 5 bis of Ley Concursal, at year ended 2015, the Group has not been forced to give any asset as guarantee of debt, with the following exceptions:
  - An amount of €9,726.6 thousand deposited in a pledged bank account of Abengoa Bioenergy Netherlands, B.V. which was executed by the beneficiary as a consequence of the maturity of the secured obligation.
  - An amount of €3,542.3 thousand deposited in a bank account pledged on behalf of Abener Energía, S.A., whose pledge collateral was executed by the beneficiary thereof as a result of the maturity of the secured obligation.

ABENGOA Consolidated financial statements
Page 101
Annual Report 2015

Note 24.- Tax situation

24.1. Application of rules and tax groups in 2015

Abengoa, S.A. and other 214 and 220 consolidated subsidiaries (see Appendixes XI and XVI to these Consolidated Financial Statements) in 2015 and 2014, respectively, have filed its 2015 income taxes following the rules for tax consolidation in Spain under the 'Special Regime for Tax Consolidation' Number 2/97.

All the other Spanish and foreign companies included in the Consolidation group file income taxes according to the tax regulations in force in each country on an individual basis or under consolidation tax regulations. The fiscal policy of the company is based on compliance with the regulations in force in the countries where it operates.

In order to calculate the taxable income of the consolidated tax Group and the consolidated entities individually, the accounting profit is adjusted for temporary and permanent differences, recording the corresponding deferred tax assets and liabilities. At each Consolidated Income Statement date, a current tax asset or liability is recorded, representing income taxes currently refundable or payable. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial statement and income tax purposes, as determined under enacted tax laws and rates.

Income tax payable is the result of applying the applicable tax rate in force to each tax-paying entity, in accordance with the tax laws in force in the territory and/or country in which the entity is registered. Additionally, tax deductions and credits are available to certain entities, primarily relating to inter-company trades and tax treaties between various countries to prevent double taxation.

Abengoa, S.A., as the dominant company of the tax group regarding Corporate income tax with registered number 02/97, and Value Added Tax number 284/08 has been inspected by the Spanish Tax authorities regarding the following concepts and periods

Corporate income tax	2009 - 2011
Value added tax	03/2010 – 12/2011
Withholdings and on-account payments for personal income tax for residents and non-residents	03/2010 – 12/2011

After the end of the reporting period 2015 the Company has signed the inspection reports in conformity which brought to an end the abovementioned inspection proceedings. Besides, Abengoa's Management has regularized Corporate Income Tax statements for fiscal years 2012 to 2014 by applying the same criteria determined by the inspection body for the years under inspection (2009 to 2011). The Company has registered in the Consolidated Financial Statements as of December 31, 2015 all accounting impacts arising from the regularizations described above (FY 2009 to 2014), and the regularization of the tax rate of Deferred Tax Assets affected by them, registering an expense amounting approximately €123 million due to interests on arrears regarding VAT and Corporate Income Tax. No sanction whatsoever has been imposed to Abengoa by the inspecting authorities. Amounts corresponding to VAT have been already transferred to the Spanish Tax Authorities (Agencia Tributaria). Amounts corresponding to Corporate Income Tax have been compensated in its entirety against Deferred Tax Assets of the tax group and, thus, have not affected the Company's cash and cash equivalents.

24.2. Deferred tax assets and liabilities

At the end of 2015 and 2014 the analysis of deferred tax assets and deferred tax liabilities is as follows:

Item	Balance as of 12.31.15	Balance as of 12.31.14
Tax credits for tax loss carryforwards	476,166	487,278
Tax credits for deductions pending application		
Tax credits for export activities	210,216	242,872
Tax credits for R+D+i	66,888	72,981
Other deductions	87,913	165,201
Temporary differences		
Provisions	148,446	128,951
Impairment	58,240	29,313
Remuneration plans	908	19,386
Derivatives financial instruments	70,493	104,936
Non-deductible expenses (Art. 20 y 22 LIS, Art. 14 TRLIS, Art. 7 Ley 16/2012)	295,158	191,295
Consolidation adjustments, homogenization adjustments and other	170,323	61,396
Total deferred tax assets	**1,584,751**	**1,503,609**

Item	Balance as of 12.31.15	Balance as of 12.31.14
Accelerated tax amortization	46,049	69,701
Business combination	21,372	44,971
Unrealized exchange differences	47,369	18,600
Derivatives financial instruments	17,851	2,988
Consolidation adjustments, homogenization adjustments and other	185,048	145,537
Total deferred tax liabilities	**317,689**	**281,797**

ABENGOA Consolidated financial statements Page 102 Article 29 and the Thirty-Fourth Transitional Provision of Law 27/2014 published in the official state gazette (BOE), on November 28, 2014, introduces changes of the Spanish tax system which include changing the general tax rate to 28% in 2015 and to 25% in 2016 (from 30% in 2014), The Impact derived to the reclassification of certain deferred tax assets and liabilities at the new tax rates has resulted in an income of €7 million in the income statement and €1.1 million under equity for the company. In relation to tax loss carryforwards and deductions pending of application recorded as deferred tax assets, the Company evaluates its recoverability projecting forecasted taxable income for the upcoming years and taking into account the Company tax planning strategy. Deferred tax liabilities reversals are also considered in these projections, as well as any limitation established by tax regulations in force in each tax jurisdiction. As a consequence of the situation of the Company which has derived the submission of the communication provided by the article 5 bis of Ley Concursal, the Company has derecognized €42 millions of tax credit recognized on previous year. Additionally, it has not been recognized any further deferred tax assets due to the current situation of the Company pending to have greater visibility about the realization of the Industrial Viability Plan (see Note 2.1.1). Most of the tax credits for Tax loss carryforwards correspond the United States (€205 million), Brazil (€150 million), the Netherlands (€58 million) and Spain (€21 million). Tax loss carryforwards in Brazil have been generated in years with poor meteorological conditions which have negatively affected sugarcane production. From 2011 a series of plans are carrying out to improve the quality of biological assets, to increase milling capacity and cogeneration plant capacity, with the ultimate purpose of increasing assets profitability. Tax loss carryforwards are expected to be offset with future profits in Brazil given the absence of temporary limits under the Brazilian tax regulations. Additionally, at the end of 2012 an internal restructuring was made to allow the obtaining of additional profits of certain intangible assets related to the Bioenergy business. During 2014, a program of tax reform was offered by the local government which has allowed the tax loss carryforward compensation with other tax obligations. Tax loss carryforwards in the United States correspond mainly to projects in an initial stage of development or operation, the application of tax incentives and to other non-recurring losses. Tax loss carryforwards in Spain correspond mainly to the application of tax incentives. On the other hand, the Company has certain tax credits as of December 31, 2015 which it has not capitalized, as it determined that recoverability of such assets is not probable. These tax credits consist mainly of tax loss carryforwards related to our US subsidiaries amounting to €274 million (€35 million in 2014), with expiration dates in 2035; to our South African subsidiaries amounting to €124 million with expiration date in 2016, (€37 million in 2014), to our Mexican subsidiaries amounting to €145 million maturing in 2025,to our Spanish subsidiaries amounting to €524 million ((€89 million in 2014) and to our Brazilian subsidiaries amounting to €61 million (€8 million in 2014), without expiration date in the last two jurisdictions; and R&D&i and environmental tax credits in Spain amounting to €97 million (€89 million in 2014) with expiration dates between 2021 and 2033. Tax credits for deductions have been generated mainly in Spain. Among these tax credits the larger amount corresponds to deduction on export activities (DAEX), which is calculated as a percentage over investments effectively, made for the acquisition of foreign companies or capital increases in foreign companies. This percentage, which was initially 25% was been gradually reduced since 2007 to reach 3% in 2010. The deduction disappeared in 2011. To benefit from this deduction, among other requirements, the acquisition or incorporation of companies should be directly related to the export of goods and services from Spain. From the year 2012, the Company has not recorded any income in relation to this deduction, as it had been recorded entirely as of December 31, 2011. In addition, efforts in research, development and innovation activities (R&D&i) that Abengoa has been carrying out during the last years have resulted in the generation of important tax deductions, some of which are recorded as deferred tax assets for an amount of €67 million as of December 31, 2015. ‘Other deductions’, which have been generated mainly in Spain, correspond primarily to deductions for double taxation (€31 million), environmental deductions (€2 million), deduction for reinvestment of extraordinary benefits (€31 million) and deductions for donations to non-profit organizations (€10 million). Annual Report 2015

ABENGOA Consolidated financial statements
Page 103
Annual Report 2015

The movements in deferred tax assets and liabilities during 2015 and 2014 were as follows:

Deferred tax assets	Amount
As of December 31, 2013	1,281,092
Increase / Decrease through the consolidated income statement	217,693
Increase / Decrease through the consolidated income statement for change in tax rate	(83,683)
Increase / Decrease through other comprehensive income (equity)	52,651
Increase / Decrease through other comprehensive income (equity) for change in tax rate	(17,925)
Transfer to assets held for sale	(58,465)
Change in consolidation, various reclassifications and translation diff.	112,246
As of December 31, 2014	1,503,609
Increase / Decrease through the consolidated income statement	68,519
Increase / Decrease through the consolidated income statement for change in tax rate	2,547
Increase / Decrease through other comprehensive income (equity)	(44,023)
Increase / Decrease through other comprehensive income (equity) for change in tax rate	(1,384)
Transfer to assets held for sale	(3,465)
Change in consolidation, various reclassifications and translation diff.	58,948
As of December 31, 2015	1,584,751

Deferred tax liabilities	Amount
As of December 31, 2013	327,304
Increase / Decrease through the consolidated income statement	46,286
Increase / Decrease through the consolidated income statement for change in tax rate	(34,244)
Increase / Decrease through other comprehensive income (equity)	(12,563)
Increase / Decrease through other comprehensive income (equity) for change in tax rate	(46)
Transfers to liabilities held for sale	(7,634)
Change in consolidation, various reclassifications and translation diff.	(37,306)
As of December 31, 2014	281,797
Increase / Decrease through the consolidated income statement	91,893
Increase / Decrease through the consolidated income statement for change in tax rate	(4,429)
Increase / Decrease through other comprehensive income (equity)	47,684
Increase / Decrease through other comprehensive income (equity) for change in tax rate	(284)
Transfers to liabilities held for sale	(6,704)
Change in consolidation, various reclassifications and translation diff.	(92,268)
As of December 31, 2015	317,689

The detail of tax deferred expenses and incomes recognized at the end of the year 2015 and 2014 for each kind of temporary difference and each kind of tax loss carriforward not used is the following:

Item	2015	2014
Tax credits for tax loss carryforwards	(7,919)	87,126
Tax credits for deductions pending application		
Tax credits for export activities	(32,656)	-
Tax credits for R+D+i	(6,093)	456
Other deductions	(66,976)	(4,109)
Temporary differences		
Provisions	30,321	64,874
Impairment	31,660	(8,185)
Remuneration plans	(16,088)	(6,240)
Derivatives financial instruments	7,091	(14,043)
Non-deductible expenses (Art. 20 y 22 LIS, Art. 14 TRLIS, Art. 7 Ley 16/2012)	135,645	50,940
Consolidation adjustments, homogenization adjustments and other	(3,919)	(36,809)
Total deferred tax assets	71,066	134,010

Item	2015	2014
Accelerated tax amortization	(19,859)	43,970
Business combination	-	(14,268)
Unrealized exchange differences	38,012	-
Consolidation adjustments, homogenization adjustments and other	69,311	(17,660)
Total deferred tax liabilities	87,464	12,042

ABENGOA Consolidated financial statements

Page 104

Annual Report 2015

Note 25.- Trade payables and other current liabilities

25.1. Trade payable and other current liabilities as of December 31, of 2015 and 2014 are shown in the following table:

Item	Balance as of 12.31.15	Balance as of 12.31.14
Trade payables for purchases of goods	2,983,046	4,034,367
Trade payables for services	764,627	1,061,871
Billings in excess and advance payments from clients	304,830	245,970
Remunerations payable to employees	40,204	52,211
Suppliers of intangible assets current	10,566	12,522
Other accounts payables	275,979	148,227
Total	4,379,252	5,555,168

At the end of 2015 the total amount of trade payables and other current abilities due and unpaid (principal and interest) amounted to €604 million. Default interests for the above mentioned Liabilities were recognized.

Balances with related parties at the end of 2015 (there is not significant amounts in 2014) are described in Note 33.2

25.2. Nominal values of Trade payables and other current liabilities are considered to approximate fair values and the effect of discounting them is not significant.

25.3. The table below shows the details of the non-recourse confirming carried out with external and group suppliers as at December 31, 2015 at the end 2015 and 2014.

Item	Balance as of 12.31.15	Balance as of 12.31.14
Non-group amounts payable through Confirming	1,019,155	1,453,360
Group amounts payable through Confirming	236,687	796,849
Total	1,255,842	2,250,209

Related to these amounts, there are deposits and cash recorded under assets in the Consolidated Statement of Financial Position associated with payment of "non-recourse confirming" for an amount of €464 million (€1,226 million in 2014).

Additionally and based on the new interpretation adopted by the relevant regulatory agencies about the accountancy of non-recourse confirming instruments originated from a group supplier (see Note 2.22), at year ended 2015, it is recognized as "Corporate Financing" in the current liabilities in the Consolidated Statement of Financial Position an amount of €202 million corresponding to supplier balances associated to non-recourse confirming which has been originated from a group supplier (see Note 20.1).

Finally, It has been reclassified to corporate financing an amount of €304 million relating to due and not paid confirming transactions (principal and interests)

25.4. Details on supplier maturities are provided in the following table:

Maturity	Balance as of 12.31.15	Balance as of 12.31.14
Up to 3 months	1,871,857	3,753,497
Between 3 and 6 months	658,922	177,927
Over 6 months	452,267	102,943
Total	2,983,046	4,034,367

In compliance with the duty to report the average period of payment to suppliers stated in Law 15/2010 and the eighth additional provision of Ley de Sociedades de Capital` according to the new composition given by the second final provision of `Ley 31/2014 de reforma de la ley de Sociedades de Capital` the company informs that the average period of payment to suppliers related to all the companies in the Group in Spain has been 95 days.

ABENGOA Consolidated financial statements

Page 105

Annual Report 2015

The following detail required by the article 6 of the January 29, 2016 resolution of the Instituto de Contabilidad y Auditoría de Cuentas, related to the information to be provided about the average period of payment during the year

	Days
Average period of payment	95
Paid transactions ratio	60
Unpaidtransactions ratio	133

	Amount
Total payments	1,256,739
Total outstanding payments	1,163,119

There is not comparable information in compliance with the only additional provision of the mentioned resolution.

Note 26.- Construction contracts

Further to the information set out in Note 2.24.b) relating to the accounting treatment of construction contracts, the table below includes aggregated information on outstanding construction contracts to which IAS 11 was applied at the end of the years 2015 and 2014:

2015	Construction contracts
Operating revenues	2,848,322
Billings in excess and advance payments received	1,547,573
Payment withholdings	15,704
Account receivables	3,719,520
Account payables	2,965,134

2014	Construction contracts
Operating revenues	4,696,358
Billings in excess and advance payments received	1,364,078
Payment withholdings	13,577
Account receivables	3,926,009
Account payables	3,851,257

The amount of unbilled revenue by the end of the years 2015 and 2014 is €787,535 and €913,122 thousand, respectively.

The aggregated total amount of the costs incurred and the aggregated total profits (less the related losses) recognized since origin for all the ongoing contracts at December 31, 2015 amount to €12,095,510 thousand and €1,320,385 thousand respectively (€10,908,371 thousand and €1,462,619 thousand in 2014).

Note 27.- Revenues

The breakdown of Revenues for the years 2015 and 2014 is as follows:

Item	2015	2014
Product sales	2,416,650	2,424,084
Rendering of services and construction contracts	3,338,832	4,726,483
Total revenue	5,755,482	7,150,567

ABENGOA Consolidated financial statements

Page 106

Annual Report 2015

Note 28.- Other operating income and expenses

The table below shows the detail of Other Operating Income and Expenses for the years 2015 and 2014:

Other operating income	2015	2014
Work performed by the entity and capitalized and other	56,970	76,035
Grants	20,582	16,732
Income from various services	118,856	95,510
Total	196,408	188,277

Other operating expenses	2015	2014
Research and development cost	(7,890)	(8,714)
Leases and fees	(128,818)	(122,497)
Repairs and maintenance	(94,251)	(71,181)
Independent professional services	(323,008)	(265,829)
Transportation	(98,235)	(78,746)
Supplies	(104,807)	(115,543)
Other external services	(138,528)	(167,442)
Taxes	(96,083)	(85,514)
Other minor management expenses	(41,066)	(61,491)
Total	(1,032,686)	(976,957)

In 2015 there is an increase in Other operating income mainly due to higher revenues from various services by the favorable resolution of the Spanish Court of Arbitration, in relation to a losses from project Arizona Solar One LLC, which were covered by an insurance policy, by an amount of €37,1 thousands.

Other operating expenses increased during 2015 over 2014, the increase is mainly due to increased expenses for reparations and maintenance related to technical stoppage planned in our Bioenergy plant in the Netherlands and those related to the pre-operating phase of the ethanol plant in Hugoton in the United States, by higher independent professional services expenses mainly due to works on the financial restructuring process initiated at the beginning of August (see Note 2.1.1) as well as higher transportation costs related to activities of Industrial Production and Engineering and Construction due to increased logistics services managed by Abengoa.

Note 29.- Employee benefit expenses

The breakdown of employee benefit expense for 2015 and 2014 is as follows:

Item	2015	2014
Wages	(745,940)	(700,818)
Social security costs	(137,160)	(141,650)
Stock plans and other employee benefits	(13,871)	(29,415)
Stock plans and other employee benefits reversal	57,456	-
Total	(839,515)	(871,883)

Variable remuneration plans for managers

There are currently two extraordinary long-term variable remuneration plans for managers.

1) Extraordinary Variable Remuneration Plan for Managers – January 2014

This plan, which replaces and cancels the extraordinary plan previously approved in February 2011, was agreed by the Company's board of directors in January 2014 following a proposal by the Appointments and Remuneration Committee.

The plan expires on December 31, 2017 and is designed to help the achievement of the objectives set in the Strategic Plan at an individual level. The plan also requires beneficiaries to remain with the company for the corresponding period and for Abengoa's average share price during the last three months of 2017 to be higher than a specific value. At the end of 2015, there were 302 participants and the plan was worth a total of €66,415 thousand.

2) Extraordinary Variable Remuneration Plan for Managers – July 2014

On July 21, 2014, the Board of Directors, at the proposal of the Appointments and Remuneration Committee, unanimously approved a five-year variable remuneration plan (2014-2018).

The plan expires on December 31, 2018 and accrues 20% annually. Its purpose is to incentivize certain managers to stay with the company or to achieve specific personal objectives. The plan requires the beneficiary to be employed by the company for the corresponding period and for the average price of Abengoa's Class B shares during the last three months of 2018 to be higher than a specific value. At the end of 2015, there were 330 participants and the plan was worth a total of € 51,715 thousand.

ABENGOA Consolidated financial statements Page 107 As of December 31, 2015 the Company has derecognized the existing provision of €57,456 thousand (€43,092 thousand, after tax) regarding the two existing variable remuneration plans for managers, because Abengoa´s Directors considers that the accomplishment of all established requisites in order to consolidate the benefits has a low Probability provided as a consequence of the company situation resulting form the presentation of the communication provided by article 5 bis of the Ley Concursal. construction), an increase in notes and bonds finance expenses mainly due to our new bonds issued in second half of 2014 and the first half of 2015, as well as to the 2017 convertible bond early repayment by an amount of € 17 million (see Note 20.3), partially offset by a decrease of expenses recognized related to change in time value of interest rate derivatives and a decrease in cash flow hedges due to the reclassification as discontinued operations of results from plants sold to Atlantica Yield under ROFO certain agreement signed during exercise 2015. The amount of net financial income and expenses relating to project companies amount to €263,564 thousand (€199,323 thousand in 2014) Note 30.-Finance income and expenses 30.1. Finance income and expenses The following table sets forth our Finance income and expenses for the years 2015 and 2014: 30.2. Net exchange differences The following table sets out the exchange rate differences for the years 2015 and 2014: Net exchange differences 2015 2014 Gains and losses from foreign exchange transactions 22,868 (6,475) Gains and losses from foreign exchange contracts: cash flow hedges (27,044) 11,244 Finance income 2015 2014 Gains and losses from foreign exchange contracts: non-hedging - 266 Interest income from loans and credits 40,102 45,294 Interest rates benefits derivatives: cash flow hedges 21,696 15,668 Interest rates benefits derivatives: non-hedging 5,155 1,156 The most significant amounts in net exchange differences during 2015 and 2014 corresponded to the different hedges in several subsidiaries that have not been offset perfectly with the differences generated by the hedged item. Finance expenses 2015 2014 Expenses due to interest: - Loans from credit entities (319,283) (256,995) Net exchange rate difference in 2015 for companies which are financed through project debt amounts to €-19,304 thousand (€-29,712 thousand in 2014). - Other debts (373,377) (376,580) Interest rates losses derivatives: cash flow hedges (66,255) (92,260) Interest rates losses derivatives: non-hedging (13,249) (19,557) At the end of the year 2015 finance income has increased when compared to the previous year, mainly due to the change in the time value of our interest rate derivative hedges. Finance expenses have increased in 2015 when compared to the same period of the previous year, mainly due to increased interest expense from loans and borrowings as a result of the completion of various projects under construction (interest expense is capitalized when a project is under Annual Report 2015 Net financial loss(705,211) (683,274) Total(772,164) (745,392) Total66,95362,118 Total(4,176) 5,035

ABENGOA Consolidated financial statements Page 108 30.3. Other net finance income and expenses The following table sets out ‘Other net finance income and expenses’ for the years 2015 and 2014: derivatives whichh has begun to be considered as non-hedged derivatives after transaction was no longer considered highly probable. The net amount of “Other incomes and financial expenses for companies” which are financed through project debt amounts to €-44,674 thousand (€-45,112 thousand in 2014). Other finance income 2015 2014 Profits from the sale of financial assets 793 394 30.4. Non-monetary items of derivative financial instruments The table below provides a breakdown of the line item ‘Fair value gains on derivative financial instruments’ included in the Consolidated Cash Flow Statement for the years 2015 and 2014: Income on financial assets 573 1,676 Other finance income 3,392 13,085 Changes in the fair value of the derivatives embedded in the convertible bonds and options over shares 90,274 - Commodity derivatives gains: non hedge - 45 Fair value gains on derivative financial instruments 2015 2014 Other finance expenses 2015 2014 Change in fair value of the embedded derivative of convertible debt and shares options (34,030) (9,631) Loss from sale of financial assets (745) (11,337) Non-cash profit/(losses) from cash flow hedges 3,966 (3,087) Losses from partial repayment of the convertible notes due 2014 (15,141) - Non-cash profit/(losses) from derivatives - non-hedge accounting (12,988) (22,988) Outsourcing of payables (73,909) (84,770) Other non-cash gains/losses on derivative instruments (11) 561 Other financial losses (118,613) (81,112) Fair value gains (losses) on derivative financial instruments (non cash items) (43,063) (35,145) Changes in the fair value of the derivatives embedded in the convertible bonds and options over shares (34,030) (9,631) Loss derived from commodity price derivatives: cash flow hedge (6,413) - Cash gains (losses) on derivative financial instruments (monetary effect) (55,416) (74,287) Commodity derivatives losses: non hedge (5,383) (4,853) Note 31.-Income tax The detail of tax rate for the period 2015 and 2014 is as follows: At the end of 2015 other finance income has increased in comparison to the same period of the previous year, mainly due to a gain of €90.3 million recorded as a consequence of the conversion right exercised by the holders to convert the exchangeable notes due 2017 into Atlantica Yield shares (see Note 20.3). Item 2015 2014 Current tax (6,490) (63,322) Other finance expenses have increased mainly due to the 2019 convertible bonds early conversion that resulted in a loss of approximately €15.1 million, as well as due to the increase in other finance expenses, due to banking fees and commissions related to guarantees, letters of credit, banking transfers and other banking services, as well as due to the recognition of default interest on overdue and not paid debts derived from the current situation of the company related to the process of 5 bis (see Note 2.1.1). Additionally, other finance expenses increased due to losses related to the 2017 convertible bond early repayment, the valuation of the convertible bond embedded derivative of Befesa and the ineffective recognized in commodity derivatives and the valuation of commodity price Deferred tax (16,398) 121,968 Annual Report 2015 Total income tax benefit/(expense)(22,888) 58,646 Other net finance income/expenses (159,202) (176,503) Total(254,234) (191,703) Total fair value gains / (loss) on derivative financial instruments (Notes 30.1 & 30.3) (98,479) (109,432) Total95,03215,200

ABENGOA Consolidated financial statements

Page 109

Annual Report 2015

The reconciliation between the theoretical income tax resulting from applying statutory tax rate in Spain to income before income tax and the actual income tax expense recognized in the Consolidated Income Statement for the years 2015 and 2014 is as follows:

Item	2015	2014
Consolidated profit before taxes	(1,175,548)	85,434
Regulatory tax rate	28%	30%
Corporate income tax at regulatory tax rate	**329,153**	**(25,630)**
Income tax of associates, net	(2,266)	2,105
Differences in foreign tax rates	53,196	12,507
Incentives, deductions and tax losses carryforwards	(380,564)	124,460
Effect in consolidated income statement for change in Spanish companies tax rate	6,976	(49,439)
Other non-taxable income/(expense)	(29,383)	(5,357)
Corporate income tax	**(22,888)**	**58,646**

Differences between theoretical tax and actual tax expense arise mainly from:

- Companies based in jurisdictions with statutory tax rates different from Spanish statutory tax rate
- Application in Spain of tax incentive for the transfer of use of intangible assets under Article 23 of the Revised Text of the Spanish Income Tax Act and application also in Spain of the tax incentive which exempts any profits generated abroad for international projects involving the export of goods and services from Spain. Generation of tax deductions, mainly in Spain, among which we can outline R&D&I deductions, double taxation deductions and deductions on donation expenses. Regularization realized as a consequence of the tax inspection (see Note 24.1).No tax credits activation of negative impacts derived from the current situation of the Company pending to have greater visibility about the realization of the Industrial Viability Plan, Abengoa's Directors have decided not to recognize the deferred tax assets (see Note 2.1.1)
- Application in Spain of changing the general tax rate to 28% in 2015 and to 25% in 2016 (from 30% in 2014)
- The heading 'Other non-taxable income/ (expense)' includes, among others, the regularization of the tax expense of the previous year as well as certain permanents differences arisen.

Note 32.- Earnings per share

32.1. Basic earnings per share

Basic earnings per share are calculated by dividing the profit attributable to equity holders of the company by the weighted average number of ordinary shares outstanding during these periods:

Item	2015	2014
Profit from continuing operations attributable to equity holders of the company	(1,195,415)	147,708
Profit from discontinuing operations attributable to equity holders of the company	(18,063)	(22,416)
Average number of ordinary shares outstanding (thousands)	**898,612**	**835,371**
Earnings per share from continuing operations (€ per share)	(1.33)	0.18
Earnings per share from discontinuing operations (€ per share)	(0.02)	(0.03)
Earnings per share from profit for the year (€ per share)	**(1.35)**	**0.15**

32.2. Diluted earnings per share

To calculate the diluted earnings per share, the average weighted number of ordinary shares issued and outstanding is adjusted to reflect the conversion of all the potential diluting ordinary shares.

The potential diluting ordinary shares corresponded to the warrants on Class B shares issued in November 2011. On October 1, 2015 the share capital has been subscribed for the total amount of the outstanding warrants. The assumption is that all warrants would be exercised and a calculation is made to determine the number of shares that may have been acquired at fair value based on the monetary value of the subscription rights of the warrants still to be exercised. The difference between the number of shares issued assuming the exercise of the warrants, and the number of shares calculated based on the above, is included in the calculation of the diluted earnings per share.

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Annual Report 2015

In the fiscal year 2015 there are not diluting factors affecting the diluted (losses) earnings for share.

Item	2015	2014
Profit for the year		
- Profit from continuing operations attributable to equity holders of the company	(1,195,415)	147,708
- Profit from discontinuing operations attributable to equity holders of the company	(18,063)	(22,416)
- Adjustments to attributable profit	-	-
Profit used to determine the diluted earnings per share	(1,213,478)	125,292
Average weighted number of ordinary shares outstanding (thousands)	898,612	835,371
- Warrants adjustments (average weighted number of shares in outstanding since issue)	-	20,039
Average weighted number of ordinary shares affecting the diluted earnings per share (thousands)	898,612	855,410
Diluted earnings per share from continuing operations (€ per share)	(1.33)	0.17
Diluted earnings per share from discontinuing operations (€ per share)	(0.02)	(0.02)
Diluted earnings per share to the profit for the year (€ per share)	-1.35	0.15

(1) On October 1, 2015, a capital increase has taken place through the exercise of the warrants (see Note 18).

Note 33.- Other information

33.1. Personal

The average number of employees classified by category during 2015 and 2014 was:

	Average number of employees in 2015			Average number of employees in 2014		
Categories	Female	Male	% Total	Female	Male	% Total
Directors	60	488	1.9	65	503	2.1
Management	433	1,592	7.2	435	1,517	7.2
Engineers	1,446	3,291	16.9	1,362	3,375	17.4
Assistants and professionals	1,199	1,758	10.5	1,108	1,480	9.5
Operators	981	16,252	61.3	865	15,893	61.6
Interns	247	373	2.2	242	336	2.2
Total	4,366	23,754	100	4,077	23,104	100

The average number of employees is 25% in Spain (25% in 2014) and 75% abroad (75% in 2014).

The average number of employees during the year with disabilities above or equal to 33% is 110 (126 in 2014).

The total number of people employees classified by category as of December 31, 2015 and 2014 was:

	2015			2014		
Categories	Female	Male	% Total	Female	Male	% Total
Board of Directors	2	10	0.1	3	13	0.1
Directors	56	464	2.4	62	507	2.3
Management	393	1,379	8.1	466	1,668	8.8
Engineers	1,188	2,649	17.5	1,392	3,120	18.6
Assistants and professionals	960	1,742	12.3	1,111	1,531	10.9
Operators	748	12,032	58.2	791	13,045	56.8
Interns	124	185	1.4	247	366	2.5
Total	3,471	18,461	100	4,072	20,250	100

33.2. Related parties

Dividends distributed to related parties during the year 2015 amounted to €29,329 thousand (€31,601 thousand in 2014).

- During 2015 the only transactions associated with related parties were the following:
  - Service provision agreement signed between Simosa and Mrs. Blanca de Porres Guardiola. The amount invoiced in 2015 was €95 thousand.
  - Service agreement signed between Equipo Económico, S.L. (company related to D. Ricardo Martínez Rico, member of Board of Directors) and Abengoa, S.A., Abengoa Concessions, S.L., Abeinsa Ingeniería and Construcción Industrial, S.A. The amount invoiced in 2015 was €319 thousand.
  - As of May 8, 2015, Inversión Corporativa IC, S.A. (Abengoa's main shareholder) has granted a securities lending agreement for 95,259,977 class B shares of Abengoa S.A. During last June, this securities lending agreement has been canceled. This transaction has born a market interest rate and has accrued compensation in favor of Inversión Corporativa IC, S.A. amounting to €123 thousand.

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Annual Report 2015

- Advisory agreement signed on September 23, 2015 between Mr. Felipe Benjumea LLorente and Abengoa S.A., by an annual gross amount of 1,086 thousand and with duration until December 31, 2016. During 2015, no amount has been invoiced regarding this agreement. On March 1, 2016 the Board of Directors unanimously approved the conclusion of the advisory contract signed with Mr.Felipe Benjumea Llorente without compensation. During the period of time that the contract was in force, it has not been paid any remuneration and, at the contract settlement, it has not been paid any amount for the period it was in force.

These operations were subject to review by the Abengoa Audit Committee.

- At year-ended 2015, the most significant transactions related to companies accounted by the equity method correspond to those made by APW-1 and Atlantica Yield companies (see Note 7.1.a)

In relation with the transactions made with APW-1, It has been signed contracts with the Project company CSP Atacama I and PV Atacama I for the construction ("Engineering, Procurement and Construcción (EPC) Agreements") of the solar plants located in Atacama dessert.

Relating to the transactions with Atlantica Yield It has been signed with the majority of the Project companies owned by Atlantica Yield for the operation and maintenance "Operation and Maintenance Agreement") of every asset they own. Additionally, Abengoa signed the following contracts with Atlantica Yield

- Right of First Offer Agreement: contract which give right to Atlantica Yield of the first offer in the case of any asset disposal of Abengoa.
- Trademark License Agreement: contract of use by Atlantica Yield of the commercial trademark owned by Abengoa.
- Financial Support agreement: contract of financial support through the use of a revolving credit for the treasury needs as well as the maintenance of certain technical and financial guarantees (see Note 23.1) or credit letter in force.
- Support Services Agreement: contract of supply of certain administrative and management services by Abengoa.
- Currency Swap agreement: fixing the Exchange rate USD/€ on cash flow available for distribution of certain thermo-solar assets located in Spain and owned by Atlantica Yield

All these contracts signed with companies consolidated under the equity method have been valued at fair value

The detail of pending balances arisen from transactions with companies accounted by the equity method included in the consolidated statement of financial position at the end of 2015 (at the end of 2014 there were not significant balances)

Item	Balance as of 12.31.15
Non-current financial investments	285,635
Inventories	2,811
Clients and other receivables	697,969
Current financial investments	8,582
Grants and other non-current liabilities	39,172
Trade payables and other current liabilities	166,832

The detail of transactions made with companies accounted by the equity method included in the consolidated statement of financial position at the end of 2015 (at the end of 2014 there were not significant balances)

Item	2015
Revenues	426,059
Other operating income	1,499
Raw materials and consumables used	(621)
Other operating expenses	(195)
Financial income	9,203
Other financial income/(expense), net	434

ABENGOA Consolidated financial statements Page 112 33.3. Employee remuneration and other benefits Directors are remunerated as established in article 39 of the Bylaws. Directors’ remuneration shall consist of all or some of the following concepts, for a total combined amount that shall be agreed by the General Shareholders‘ Meeting, pursuant to the directors’ remuneration policy and conditional, when required by law, on the prior approval of the General Shareholders' Meeting: (a) a fixed fee; (b) expenses for attendance; (c) a share of the profits, under the terms established in Article 48, Paragraph 2, of the company’s Bylaws; (d) variable remuneration based on general benchmark indicators or parameters; (e) remuneration through the provision of shares or share options or amounts that are linked to the Company’s share price; (f) severance payments, provided that the director is not relieved of office on grounds if failing to fulfill the responsibilities attributable to him/her; and (g) savings or pension systems considered to be appropriate. Consequently, the company has recorded in the Consolidated Financial Statements as of December 31, 2015 the severance payment for early termination of the former executive Charmain, Mr. Felipe Benjumea Llorente, for an amount equivalent to €11,484 thousand which includes: (i) a severance payment for early termination and post-contractual non-competition obligation for an amount equivalent to the 100% remuneration or all the concepts received in the immediate preceding period, amounting to €4,484 thousand, and (ii) a retention bonus amounting to €7,000 thousand. The Extraordinary General Shareholders’ meeting held on October 10, 2015 has approved the resignation tendered on that date of the following proprietary members Mrs. María Teresa Benjumea Llorente, Mr. Fernando Solís Martínez-Campos and Mr. Carlos Sundheim Losada, and has determined the number of directors in the Board of Directors to be 13. As of November 27, 2015, Abengoa´s Board of Directors accepted the resignation of Mr. Santiago Seage Medela as director. This resignation included his resignation as first Vice Chairman and CEO. In order to fill the vacancy, the Board of Directors appointed Mr. Joaquín Fernández de Piérola Marín as executive director and new General Manager of the Company, who will have the powers expressly delegated in his favour by the Board of Directors but without having for such reason the condition of CEO. As of the same date, the Board delegated in favor of the Chairman of the Board of Directors, Mr. José Domínguez Abascal all the powers except for those that cannot be legally delegated. As a consequence of these new executive functions, such director became an executive director. Finally, the Board of Directors has, as of the date hereof, one sole vice chairman, Mr. Antonio Fornieles Melero without affectly his functions as coordinator. As of May 18, 2015, the Company’s Board of Directors accepted the resignation from all his executive offices of Mr. Manuel Sánchez Ortega, continuing in office as director, with the category of another external director, and first Vice-Chairman of the Board of Directors and has been appointed member of the International Advisory Board. To cover the vacancy created, the Board of Directors has appointed as CEO Mr. Santiago Seage Medela, with the category of executive director. Furthermore, the Board of Directors has also resolved to accept the resignation of Mrs. María Teresa Benjumea Llorente. Based on the above, the Company recognized and paid the consideration related to the post-contractual non-competition obligation regarding the resignation of former CEO, Mr. Manuel Sánchez Ortega, for an amount equivalent to the 100% remuneration or all the concepts received in the immediate preceding period, amounting to €4,484 thousand. In relation to the variable annual remuneration (bonus) for 2015 financial year, the Company’s Board of Directors, after a favorable report from the Appointments and Remuneration Committee, and due to the expected fulfilling of the objectives for 2015 on which the CEO variable remuneration was based, Mr. Sanchez Ortega, the variable remuneration that was established for current year, which amounted to €3,304 thousand, will only be accrued when the year 2015 annual accounts are approved and audited and, accordingly, will only be paid if the fulfillment of the annual objectives to which the accrual of said remuneration was subject to is verified. As of December 31, 2015 the Company has derecognized the existing provision regarding the two existing variable remuneration plans for managers, because it considers that the accomplishment of all established requisites in order to consolidate the benefits provided as a consequence of the company situation resulting form the presentation of the communication provided by article 5 bis of the Ley Concursal. Salary (both fixed and variable) and allowances paid to the members of Abengoa S.A. in 2015 were €32,193 thousand (€15,833 thousand in 2014). As of July 27, 2015, the Company’s Board of Directors accepted the resignation of Mr. Manuel Sánchez Ortega from both the Board of Directors and the International Advisory Board. Furthermore, the Board of Directors has appointed through election by its members (cooptación), as propietary director, Ms. María Teresa Benjumea Llorente. As of September 23, 2015, the Board of Directors has appointed through election by its members (cooptación), as proprietary director and non-executive Charmain, Mr. José Domínguez Abascal, replacing Mr. Felipe Benjumea Llorente, who has presented his resignation as director and executive Charmain, being appointed as Abengoa’s Honorary Chairman. Annual Report 2015

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Annual Report 2015

Detail on individual salaries and benefits in 2015 paid to the Board of Directors are as follows (in thousands of euros):

Name	Salary	Fixed remuneration	Daily allowance	Short term variable remuneration	Compensation as member of Board Committee	Compensation as officer of other Group companies	Other concepts	Total 2015
Felipe Benjumea Llorente	814	-	68	3,304	-	-	11,484	15,671
Aplidig, S.L. (1)	-	-	-	2,804	-	-	-	2,804
Manuel Sánchez Ortega	543	-	57	3,304	-	-	4,484	8,388
Javier Benjumea Llorente	1,200	-	93	1,307	-	52	-	2,652
José Borrell Fontelles	-	-	160	-	140	-	-	300
Mercedes Gracia Díez	-	-	160	-	40	-	-	200
Ricardo Martínez Rico	-	-	110	-	20	-	-	130
Alicia Velarde Valiente	-	-	110	-	40	-	-	150
Ricardo Hausmann	-	-	280	-	-	-	-	280
José Joaquín Abaurre Llorente	-	-	110	-	40	-	-	150
José Luis Aya Abaurre	-	-	110	-	40	-	-	150
María Teresa Benjumea Llorente	-	-	43	-	-	18	-	61
Claudi Santiago Ponsa	-	-	78	-	-	-	-	78
Ignacio Solís Guardiola	-	-	78	-	-	-	-	78
Fernando Solís Martínez Campos	-	-	57	-	-	-	-	57
Carlos Sundheim Losada	-	-	57	-	-	-	-	57
Antonio Fornieles Melero	-	-	160	-	35	-	-	195
Santiago Seage Medela	543	-	51	-	-	-	-	594
José Domínguez Abascal	175	-	-	-	-	-	-	175
Joaquín Fernández de Piérola	23	-	-	-	-	-	-	23
Total	**3,298**	**-**	**1,782**	**10,720**	**355**	**70**	**15,968**	**32,193**

Note (1): Represented by Mr. José B. Terceiro Lomba

Detail on individual salaries and benefits in 2014 paid to the Board of Directors is as follows (in thousand of euros):

Name	Salary	Fixed remuneration	Daily allowance	Short term variable remuneration	Compensation as member of Board Committee	Compensation as officer of other Group companies	Other concepts	Total 2014
Felipe Benjumea Llorente	1,086	-	93	3,304	-	-	1	4,484
Aplidig, S.L. (1)	-	202	93	2,804	-	-	-	3,099
Manuel Sánchez Ortega	1,086	-	93	3,304	-	-	1	4,484
Javier Benjumea Llorente	450	-	93	1,307	200	52	-	2,102
José Borrell Fontelles	-	-	160	-	140	-	-	300
Mercedes Gracia Díez	-	-	160	-	40	-	-	200
Ricardo Martínez Rico	-	-	110	-	20	-	-	130
Alicia Velarde Valiente	-	-	110	-	40	-	-	150
Ricardo Hausmann (2)	-	-	178	-	-	-	-	178
José Joaquín Abaurre Llorente	-	-	110	-	40	-	-	150
José Luis Aya Abaurre	-	-	110	-	40	-	-	150
María Teresa Benjumea Llorente	-	-	78	-	-	24	-	102
Claudi Santiago Ponsa	-	-	70	-	-	-	-	70
Ignacio Solís Guardiola	-	-	78	-	-	-	-	78
Fernando Solís Martínez-Campos	-	-	78	-	-	-	-	78
Carlos Sundheim Losada	-	-	78	-	-	-	-	78
Total	**2,622**	**202**	**1,692**	**10,719**	**520**	**76**	**2**	**15,833**

Note (1): Represented by Mr. José B. Terceiro Lomba

Note (2): From 04.06.2014

Additionally, in 2015 overall remuneration for key management of the Company (Senior Management which are not executive directors), including both fixed and variable components, amounted to €7,163 thousand (€11,351 thousand in 2014).

No advanced payments or credits are granted to members of the Board, nor are any guarantees or obligations granted in their favor.

As of December 31, 2015 there existed €3,631 thousand in non-current personnel compensation obligations (€56,659 thousand in 2014).

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Annual Report 2015

33.4. In compliance with Royal Decree 1/2010 of July 2, that approves the Capital Corporations Law, the Company reports that no member of the Board of Directors of Abengoa, S.A. and, to its knowledge, none of the individuals related parties as referred to by article 231 in the Capital Corporations Law Act maintains any direct to indirect share in the capital of companies with the same, analogous or complementary kind of activity that the parent company's corporate purpose, nor has any position in any company with the same, analogous or complementary kind of activity that the parent company's corporate purpose. In addition, no member of the Board of Directors has accomplished any activity with the same, analogous or complementary kind of activity that the parent company's corporate purpose.

As of December 31, 2015, members of the Board of Directors who are in turn Directors or Management in other subsidiaries included in the consolidation group are:

Name	Company	Charge
D. José Domínguez Abascal	Abengoa Solar, S.A.	Representative, natural person, of Abengoa S.A.
	Sociedad Inversora en Energía y Medio Ambiente, S.A.	Representative, natural person, of Abengoa S.A.
	Europea de Construcciones Metálicas, S.A.	Representative, natural person, of Abengoa S.A.
	Abengoa Research, S.L.	Member of Board of Directors
	Abengoa Biotechnology Research, S.A.	Member of Board of Directors
	Abengoa Solar Research, S.A.	Member of Board of Directors
	Abengoa Energy Crops, S.A.	Member of Board of Directors
	Fotovoltaica Solar Sevilla, S.A.	Member of Board of Directors
D. Joaquín Fernández de Piérola Marín	Gestión Integral de Recursos Humanos, S.A	Chairman
	Abengoa Concessions, S.L.	Chairman
	Abengoa Concessions Investments, Ltd.	Member of Board of Directors
	Servicios Auxiliares de Administración, S.A. de C.V.	Chairman
	Concesionaria Acueducto El Zapotillo, S.A, de C.V	Chairman
	Abengoa Servicios Industriales S.A. de C.V.	Chairman
	Abengoa Servicios, S.A. de C.V.	Chairman
	Consultora de Servicios y Proyectos Centronorte, S.A. de C.V.	Chairman
	Servicios Auxiliares Administrativos Tabasco, S.A. de C.V.	Chairman
	Abeinsa Monterrey VI, S.A. de C.V.	Chairman
	Abengoa México O&M, S.A. de C.V.	Deputy Chairman
D. Javier Benjumea Llorente	Abengoa Bioenergía, S.A	Chairman

In accordance with the record of significant holding in the Company, and as required by the 'Internal Rules and Regulations for Conduct involving Stock Exchange Matters', the shares and the holding percentages of the Company Directors as of December 31, 2015 are:

	No. of direct class A shares	No. of indirect class A shares	No. of direct class B shares	No. of indirect class B shares	%of total voting rights
José Domínguez Abascal	6.000	-	36,000	-	0.0070
Antonio Fornieles Melero	-	-	16,400	-	-
Joaquín Fernández de Piérola Marín	-	-	-	-	-
José Joaquín Abaurre Llorente	9.870	-	-	-	-
José Luis Aya Abaurre	1.210	-	344,301	-	0.0050
Javier Benjumea Llorente	3.888	-	15,552	-	0.0040
José Borrell Fontelles	-	-	71,695	-	0.0010
Mercedes Gracia Díez	-	-	2,500	-	-
Ricardo Hausmann	-	-	-	-	-
Ricardo Martínez Rico	-	-	2,565	-	-
Claudi Santiago Ponsa	200	-	800	-	-
Ignacio Solís Guardiola	1,700	-	68,000	-	0.0200
Alicia Velarde Valiente	400	-	1,600	-	-

Throughout out 2015 and 2014 there was no evidence of any direct or indirect conflict of interest situation, in accordance with what is envisaged in Article 229 of the Capital Corporation Law.

33.5. Audit fees

The fees and costs obtained by Deloitte, S.L. and other auditors are the following:

	2015			2014		
Item	Deloitte	Other auditors	Total	Deloitte	Other auditors	Total
Audit fees	3,691	1,247	4,938	5,221	315	5,536
Other verification services	195	-	195	297	12	309
Tax fees	765	2,888	3,653	183	4,388	4,571
Other audit complementary services	1,398	197	1,595	1,803	131	1,934
Other services	275	8,074	8,349	410	3,436	3,846
Total	6,324	12,406	18,730	7,914	8,282	16,196

ABENGOA Consolidated financial statements Page 115 33.6. Environmental information The principles of the environmental policies of Abengoa are based on compliance with the current legal regulations applicable, preventing or minimizing damaging or negative environmental consequences, reducing the consumption of energy and natural resources, and achieving ongoing improvement in environmental conduct. Also, and with prior approval of the Appointment and Remuneration Committee, the Board of Directors of Abengoa delegated on Mr. Joaquín Fernández de Piérola Marín all powers except those that cannot be legally delegated. As a consequence of this appointment, Mr. Joaquín Fernández de Piérola Marín was appointed CEO and maintained the executive Director consideration. Additionally, in the framework of the negotiations, it is maintaining, with a group of its creditors comprised of banks and holders of bonds issued by the Abengoa group, for the restructuring of its indebtedness and its recapitalization in line with the grounds of an agreement that was announced on March 10, 2016 (relevant fact number 236094), on March 21, 2016, Abengoa Concessions Investments Limited (“ACI”), a subsidiary of the Company, entered into a Secured Term Facility Agreement (the “Facility Agreement”) among, inter alia, the lenders as describe below (the “Lenders”) and the agent appointed thereunder (the “Agent”), pursuant to which it is entitled to borrow up to €137,094,751.30 (the “Loan Amount”) and is required to enter into related security documents (collectively, the “Loan Documents”).The Facility Agreement will be used for the general corporate and working capital purposes of the Company and its subsidiaries (the “Group”). In response to this commitment to the sustainable use of energy and natural resources, Abengoa, in its Management Rules and Guidelines for the entire Group, explicitly establishes the obligation to implement and certify environmental management systems in accordance with the ISO 14001 International Standard. Consequently, by year-end 2015, the percentage of Companies with Environment Management Systems certified according to the ISO 14001 Standard per sales volume is 91.58% (89.56% in 2014). The table below lists the percentage of distribution of the Companies with Certified Environmental Management Systems, broken down by business unit: Upon the occurrence of certain events that are customary for this type of loan, the Lenders may exercise their right to require ACI to repay all or part of the Loan Amount, post additional collateral or foreclose on, and dispose of, the Pledged Shares (as described below under “Security”) in accordance with the Loan Documents. ISO 14001-certified companies (% of revenue) Business unit Engineering and Construction 95.24 The loan will mature on 23 September 2016 or (if maturity for the September Facility and the December Facility is extended to at least the same date) 12 months after the utilization date. Loans will initially bear interest at a rate per annum equal to the aggregate of EURIBOR plus 14.5% (on a payment in kind basis). Default interest will be payable at a rate of 5% above the interest rate. Industrial Production 92.25 Concession-type Infraestructure 63.97 33.7.-Subsequent events During the month of February 2016, the investment that Abengoa owned in Shams, which is the owner of a thermo-solar plant of 100 MW developed by the Company in Abu Dhabi (United Arab Emirates) has been sold for a total amount of USD €30 million. No impact in the results for the year is expected from this transaction. In certain circumstances, a make-whole amount, a restructuring fee and/or a rollover fee may become payable under the Facility Agreement. Abengoa and the following subsidiaries will each provide a guarantee of all amounts payable to the finance parties under the Facility Agreement. Under the terms of the Loan Documents, ACI will pledge and grant a security interest in 14,327,124 ordinary shares of Atlantica Yield (formerly Abengoa Yield Plc.) held by it (the “Pledged Shares”), in favour of the Lenders as security for the Loan Amount and its obligations under the Loan Documents. As of March 1, 2016, the Company ceased Mr. José Dominguez Abascal, formerly appointed by Inversión Corporativa IC, S.A. as Chairman and revoked the powers he may have delegated. Since that date, he will continue as Director (external Director). Replacing him, the Board of Directors of Abengoa previously agreed by the Appointment and Remuneration Committee, appointed as Executive Chairman to Mr. Antonio Fornieles Melero, former Vice-chairman and Coordinator Director, delegating him all powers except those that cannot be legally delegated. As a consequence of this appointment this mentioned Director begun to have the executive Director consideration and left the Audit Committee and the Appointments and Remuneration Committee. The Facility Agreement will require compliance with certain financial covenants consisting of (i) an initial loan to value ratio of 60% and (ii) maintaining a loan to value ratio of not more than 80%. In relation to the Pledged Shares that were previously the subject of security interests in favour of the lenders under either (i) the loan agreement granted to the Company in 23 September 2015 or (ii) the loan agreement entered into in 24 December 2015 (see Note 20): Annual Report 2015

ABENGOA Consolidated financial statements Page 116 › the lenders under (i) the September Facility will release all of the Pledged Shares that are pledged as security for such financing and (ii) the December Facility will release a certain number of the Pledged Shares that are pledged as security for such financing. ACI will pledge and grant a second ranking pledge in respect of the Pledged Shares and the remaining shares securing the December Facility in favour of the lenders under the September Facility; and › in connection with the granting of such releases, the September Facility and the December Facility will be amended to align certain provisions relating to the interest, the restructuring and rollover fees, the loan to value financial covenants, the maturity and the disposal covenants with those in the Loan Documents. The Facility Agreement is governed by English law and the courts of England have exclusive jurisdiction to settle any dispute arising out of or in connection therewith. Since December 31, 2015, no other events have occurred that might significantly influence the information reflected in the Consolidated Financial Statements, nor has there been any event of significance to the Group as a whole. Annual Report 2015

ABENGOA Cuentas anuales consolidadas Pág. 117 Appendices Informe Anual 2015 02.7

ABENGOA Consolidated financial statements

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Annual Report 2015

Annex I – Subsidiary companies included in the 2015 consolidation perimeter using the global integration method

		Shareholding					
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	Activity (see Page 5)	Auditor
A3T Holdco España, S.A	Seville (SP)	60	100.00	Abener Energía, S.A./ Negocios Industriales y Comerciales, S.A. (Nicsa)	-	(1)	-
AB Bioenergy Hannover, GmbH	Hannover (DE)	98	100.00	Abengoa Bioenergía, S.A.	-	(6)	-
Abacus Project Management of Arizona, LLC.	Arizona (US)	1	100.00	Teyma Construction USA, LLC.	-	(1)	B
Abacus Project Management, Inc.	Arizona (US)	3,824	100.00	Teyma Construction USA, LLC	-	(1)	-
Abeanza Brasil, S.A.	Rio de Janeiro (BR)	1,330	100.00	Asa Investment, AG ZUG/Sociedad Inversora Líneas de Brasil, S.L. (ETVE)	-	(1)	-
Abeima India, Pvt. Ltd.	Chennai (IN)	7,602	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	-	(1)	C
Abeima Teyma Barka LLC.	Ruwi (OM)	332	70.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Teyma Gest. Ctos. de Const. e Ing., S.A.	-	(1)	B
Abeima Teyma Infraestructure Ghana Limited	Accra (GH)	38	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Teyma Gest. Ctos. de Const. e Ing., S.A.	-	(1)	B
Abeima Teyma Zapotillo SRL de CV	Mexico D.F. (MX)	-	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Teyma Gest. Ctos. de Const. e Ing., S.A.	-	(1)	B
Abeima USA, LLC.	Delaware (US)	1	100.00	Abeinsa Business Development, LLC	-	(1)	C
Abeinsa Abeima Teyma General Partnership	Arizona (US)	4	100.00	Abeima USA, LLC./ Teyma Construction USA, LLC./ Abeinsa EPC, LLC.	-	(1)	A
Abeinsa Abener Teyma General Partnership	Arizona (US)	4	100.00	Teyma Construction USA LLC./Abener Eng. Const. Serv., LLC/Abeinsa EPC Inc.	-	(1)	B
Abeinsa Asset Management, S.L.	Seville (SP)	22,861	100.00	Abener Energía, S.A./Negocios Industriales y Comerciales, S.A.	-	(1)	C
Abeinsa BD Asia Pacific Pte. Ltd.	Singapur (SG)	66	100.00	Abeinsa Business Development, S.A.	-	(1)	B
Abeinsa Business Development (Pty) Ltd.	Johannesburgo (ZA)	-	100.00	Abeinsa Business Development, S.A.	-	(1)	-
Abeinsa Business Development Corp.	Toronto (CA)	-	100.00	Abeinsa Business Development, S.A.	-	(1)	-
Abeinsa Business Development GmbH	Berlin (DE)	25	100.00	Abeinsa Business Development, S.A.	-	(1)	-
Abeinsa Business Development Private Limited	Mumbai (IN)	3,261	100.00	Abeinsa Business Development, S.A. /Negocios Industriales y Comerciales, S.A.	-	(1)	B
Abeinsa Business Development Representaçoes, Energia e Água, Ltda.	Rio de Janeiro (BR)	1	100.00	Abeinsa Business Development, S.A./Negocios Industriales y Comerciales, S.A.	-	(1)	-
Abeinsa Business Development S.A.C.	Lima (PE)	-	100.00	Abeinsa Business Development, S.A./Negocios Industriales y Comerciales, S.A.	-	(1)	-
Abeinsa Business Development S.a.R.L./ A.U	Casablanca (MA)	-	100.00	Abeinsa Business Development, S.A.	-	(1)	-
Abeinsa Business Development, LLC	Missouri (US)	80,975	100.00	Abeinsa, LLC.	-	(1)	C
Abeinsa Business Development, Ltd.	Seoul (KR)	70	100.00	Abeinsa Business Development, S.A.	-	(1)	-
Abeinsa Business Development, Pty. Ltd.	Sydney (AU)	-	100.00	Abeinsa Business Development, S.A.	-	(1)	-
Abeinsa Business Development, S.A.	Seville (SP)	501,735	100.00	Abeinsa Ingeniería y Construcción Industrial, S.A./ Negocios Industriales y Comerciales, S.A.	-	(1)	B
Abeinsa Business Development, Sp.z.o.o.	Gliwice (PL)	1	100.00	Abeinsa Business Development, S.A.	-	(1)	C
Abeinsa Business Development, Spa.	Santiago de Chile (CL)	1	100.00	Abeinsa Business Development, S.A.	-	(1)	-
Abeinsa Business Developmet México, S.A. de C.V.	Mexico D.F. (MX)	3	100.00	Abeinsa Business Development, S.A./ Negocios Industriales y Comerciales, S.A.	-	(1)	B
Abeinsa Engineering Private Limited	Mumbai (IN)	270	100.00	Abeinsa Engineering, S.L./ Abener Energía, S.A.	-	(1)	B
Abeinsa Engineering, Inc.	Arizona (US)	37	100.00	Abeinsa Engineering, S.L.	-	(1)	B
Abeinsa Engineering, S.A. de CV.	Mexico D.F. (MX)	3	100.00	Abeinsa Engineering, S.L./Abeinsa Asset Management, S.L.	-	(1)	B
Abeinsa Engineering, S.L.	Seville (SP)	5,542	100.00	Abener Energía, S.A.	-	(1)	B
Abeinsa EPC Kaxu Pty Ltd.	Johannesburgo (ZA)	-	92.00	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería, S.A.	-	(1)	B
Abeinsa EPC Khi Pty Ltd.	Johannesburgo (ZA)	-	92.00	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería, S.A.	-	(1)	B
Abeinsa EPC México, S.A de C.V	Mexico D.F. (MX)	1	100.00	Abeinsa Ingeniería y Construcción Industrial S.A./ ASA Iberoamérica, S.L.	-	(1)	B
Abeinsa EPC South Africa (Pty) Ltd	Cape Town (ZA)	-	100.00	Abeinsa, Ingeniería y Construcción Industrial, S.A.	-	(1)	-
Abeinsa EPC Xina (Pty) Ltd.	Cape Town (ZA)	-	92.00	Teyma, Gestión de Contratos de Construcción e Ingeniería, S.A./Abener Energía, S.A.	-	(1)	-
Abeinsa EPC, LLC.	Arizona (US)	-	100.00	Abeinsa, LLC.	-	(1)	B
Abeinsa EPC, S.A.	Seville (SP)	60	100.00	Abeinsa Ingeniería y Construcción Industrial S.A./Teyma Gest. Ctos. de Const. e Ing., S.A.	-	(1)	B
Abeinsa Holding, Inc.	Delaware (US)	-	100.00	Abengoa US Holding, LLC.	-	(1)	B
Abeinsa Infraestructuras Medio Ambiente, S.A.	Seville (SP)	447,151	100.00	Abeinsa, Ingeniería y Construcción Industrial, S.L./Negocios Industriales y Comerciales, S.A	-	(1)	B
Abeinsa Inversiones Latam, S.L.	Seville (SP)	245,333	100.00	Asa Iberoamérica, S.L./Abeinsa Ingeniería y Construcción Industrial, S.A.	-	(1)	B
Abeinsa Is Gelistirme Limited Sirketi	Ankara (TR)	5	100.00	Abeinsa Business Development, S.A.	-	(1)	B
Abeinsa Juárez Norte III, S.A. de C.V.	Mexico D.F. (MX)	3	100.00	Abeinsa Norte III, S.A. de C.V./ Abener Energía, S.A.	(*)	(5)	B
Abeinsa Monterrey VI, S.A. de C.V.	Mexico D.F. (MX)	3	100.00	Abengoa México, S.A. de CV/ Abener Energía, S.A.	-	(1)	-
Abeinsa Noroeste Sinaloa, S.A.	Seville (SP)	60	100.00	Abeinsa Ingeniería y Construcción Industrial, S.A. / Abener Energía, S.A.	(*)	(1)	-
Abeinsa Norte III, S. A. de C. V.	Mexico D.F. (MX)	3	100.00	Abeinsa, Ingeniería y Construcción Industrial, S.A./Abener México, S.A. de C.V.	-	(1)	-
Abeinsa Operation and Maintenance, S.A.	Seville (SP)	60	100.00	Abeinsa Ing. y Const. Industrial, S.A./Negocios Industriales y de	-	(1)	C

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Annex I – Subsidiary companies included in the 2015 consolidation perimeter using the global integration method (continuation)

Company Name	Registered Address	Shareholding: Amount in thousands of €	Shareholding: % of Nominal Capital	Parent Company	(*)	Activity (see Page 5)	Auditor
				Construcción, S.A.			
Abeinsa Topolobampo III, S.A.	Seville (SP)	60	100.00	Abeinsa Ingeniería y Construcción Industrial, S.A./ Abener Energía, S.A.	(*)	(1)	-
Abeinsa, Ingeniería y Construcción Industrial, S.A.	Seville (SP)	90,642	100.00	Abengoa, S.A./Sociedad Inversora en Energía y Medioambiente, S.A. (Siema)	-	(1)	B
Abeinsa, LLC.	Delaware (US)	225,419	100.00	Abengoa US Operations, LLC	-	(1)	-
Abelec, S.A.	Santiago de Chile (CL)	2	99.99	Abengoa Chile, S.A.	-	(2)	-
Abema Ltda	Santiago de Chile (CL)	2	100.00	Abengoa Chile, S.A./Abeinsa Infraestructuras Medio Ambiente, S.A.	-	(1)	-
Abencor Brasil Ltda.	R. de Janeiro (BR)	-	100.00	Abencor Suministros, S.A./Abengoa Construção Brasil Ltda.	-	(1)	-
Abencor Colombia S.A.S.	Bogotá (CO)	-	100.00	Abencor Suministros S.A.	-	(1)	-
Abencor México, S.A. de C.V	Mexico D.F. (MX)	3	100.00	Abencor Suministros, S.A./Abengoa México, S.A. de C.V.	-	(1)	-
Abencor Perú	Lima (PE)	1	99.99	Abencor Suministros S.A.	-	(1)	-
Abencor South Africa Pty Ltd	Upington (ZA)	-	100.00	Abencor Suministros, S.A.	-	(1)	-
Abencor Suministros Chile, S.A.	Santiago de Chile (CL)	1	100.00	Abengoa Chile S.A./Abencor Suministros, S.A.	-	(1)	B
Abencor Suministros S.A.	Seville (SP)	4,133	100.00	Negocios Industriales y Comerciales, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.	-	(1)	B
Abencor USA LLC	Arizona (US)	1	100.00	Abeinsa, LLC	-	(1)	-
Abener Argelia	Seville (SP)	4	100.00	Abener Energía, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.	-	(1)	-
Abener Construction Services, LLC.	Missouri (US)	113,887	100.00	Abeinsa Business Development, LLC	-	(1)	C
Abener Energía, S.A.	Seville (SP)	454,523	100.00	Abeinsa, Ing. y Const., S.A./Abeinsa Business Development, S.A./Negocios Ind. y Com., S.A.	-	(1)	B
Abener Energie S.A.R.L.	Oudja (MA)	3	100.00	Abener Energía, S.A.	-	(1)	-
Abener México, S.A. De C.V.	Mexico D.F. (MX)	4	100.00	Abengoa México, S.A. de C.V./Abeinsa Business Development México, S.A. de C.V.	-	(1)	B
Abener North America Construction Services, Inc.	Delaware (US)	16	100.00	Abener Engineering & Construction Services, LLC.	-	(1)	-
Abener North America Construction, L.P.	Missouri (US)	28	100.00	Abener Construction Service, LLC /Abener North America Construction Services, Inc.	-	(1)	-
Abener Teyma Hugoton General Partnership	Missouri (US)	8	100.00	Teyma Construction USA LLC/Abener Construction Services, LLC.	-	(1)	B
Abener Teyma Mojave General Partnership	Missouri (US)	4	100.00	Teyma Construction USA, LLC/Abener North America Construction Services, L.P.	-	(1)	B
Abener Teyma Termocolón II, S.A.	Panamá (PA)	-	100.00	Teyma, Gestión de Contratos de Construcción	-	(1)	-

Company Name	Registered Address	Shareholding: Amount in thousands of €	Shareholding: % of Nominal Capital	Parent Company	(*)	Activity (see Page 5)	Auditor
				e Ingeniería, S.A./ Abener Energía, S.A.			
Abener, Abeinsa, for Construction, Water and Energy Company Limited	Riyadh (SA)	196	100.00	Abener Energía, S.A./ Abeinsa Infraestructuras Medio Ambiente, S.A.	-	(1)	-
Abengoa Africa Investments LLC	England	14	100.00	South Africa Solar Ventures, S. L.	(*)	(1)	-
Abengoa Australia Pty. Ltd.	Sidney (AU)	3,489	100.00	Instalaciones Inabensa, S.A.	-	(1)	B
Abengoa Bioenergia Agroindustria Ltda	Sao Paulo (BR)	222,316	100.00	Abengoa Bioenergia Brasil, S.A./Abengoa Bioenergia Santa Fe, Ltda.	-	(6)	B
Abengoa Bioenergia Agroindustria Trading US Inc.	Delaware (US)	0	100.00	Abengoa Bioenergia Agroindústria Ltda.	-	(6)	-
Abengoa Bioenergía Biodiesel S.A.	Seville (SP)	60	100.00	Abengoa Bioenergía Inversiones, S.A./Ecoagrícola, S.A.	-	(6)	-
Abengoa Bioenergía Biomasse France, SAS	Arance (FR)	3	100.00	Abengoa Bioenergía Inversiones, S.A.	-	(6)	-
Abengoa Bioenergia Brasil, S.A.	Sao Paulo (BR)	717,000	99.99	Asa Bioenergy Holding AG./Abengoa Bioenergía, S.A.	-	(6)	B
Abengoa Bioenergia Inovações Ltda.	Sao Paulo (BR)	347,012	100.00	ASA Bioenergy Holding, AG/ Abengoa Bioenergia Santa Fe, Ltda.	-	(6)	-
Abengoa Bioenergía Inversiones, S.A.	Seville (SP)	743,069	100.00	Abengoa Bioenergía, S.A./Abengoa Bioenergía Nuevas Tecnologías, S.A.	-	(6)	B
Abengoa Bioenergía Nuevas Tecnologías, S.A.	Seville (SP)	386	100.00	Abengoa Bioenergía, S.L./Instalaciones Inabensa, S.A.	-	(6)	B
Abengoa Bioenergía Outsourcing, LLC	Missouri (US)	0	100.00	Abengoa Bioenergy Operation, LLC.	-	(6)	-
Abengoa Bioenergía San Roque, S.A.	Cádiz (SP)	21,990	100.00	Abengoa Bioenergía Inversiones, S.A./Ecoagrícola, S.A.	-	(6)	B
Abengoa Bioenergia Santa Fe, Ltda.	Sao Paulo (BR)	279	100.00	Abengoa Bioenergia Brasil, S.A./Abengoa Bioenergia Trading Brasil Ltda.	-	(6)	-
Abengoa Bioenergia Trading Brasil Ltda	Sao Paulo (BR)	0	100.00	Abengoa Bioenergia Brasil, S.A./Abengoa Bioenergia Agroindústria, Ltda .	-	(6)	-
Abengoa Bioenergía, S.A.	Seville (SP)	147,093	100.00	Abengoa, S.A./Sociedad Inversora Energía y Medio Ambiente, S.A.	-	(6)	B
Abengoa Bioenergy Biomass Funding, LLC	Kansas (US)	-	100.00	Abengoa Bioenergy Technology Holding , LLC	-	(6)	-
Abengoa Bioenergy Biomass of Kansas, LLC.	Kansas (US)	626,039	100.00	Abengoa Bioenergy Hybrid of Kansas, LLC.	-	(6)	B
Abengoa Bioenergy Company, LLC.	Kansas (US)	74,144	100.00	Abengoa Bioenergy Operations, LLC.	-	(6)	B
Abengoa Bioenergy Developments, LLC	Missouri (US)	-	100.00	Abengoa Bioenergy US Holding, LLC.	-	(6)	-
Abengoa Bioenergy Engineering & Construction, LLC	Missouri (US)	0	100.00	Abengoa Bioenergy Operations, LLC.	-	(6)	-
Abengoa Bioenergy France, S.A.	Montardon (FR)	108,353	74.79	Abengoa Bioenergía Inversiones, S.A.	-	(6)	B
Abengoa Bioenergy Funding, LLC.	Missouri (US)	284,916	100.00	Abengoa Bioenergy Meramec Renewable, LLC.	-	(6)	-
Abengoa Bioenergy Germany, GmbH	Rostock (DE)	11,859	100.00	Abengoa Bioenergía Inversiones, S.A.	-	(6)	-
Abengoa Bioenergy Holdco, Inc.	Delaware (US)	802,242	100.00	Abengoa US Holding, LLC/ASA Bioenergy Holding, AG	-	(6)	-
Abengoa Bioenergy Hybrid of Kansas, LLC.	Kansas (US)	618,238	100.00	Abengoa Bioenergy Technology Holding, Inc.	-	(6)	-
Abengoa Bioenergy Investments , LLC	Missouri (US)	-	100.00	Abengoa Bioenergy US Holding, LLC.	-	(6)	-

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Annex I – Subsidiary companies included in the 2015 consolidation perimeter using the global integration method (continuation)

Company Name	Registered Address	Shareholding: Amount in thousands of €	Shareholding: % of Nominal Capital	Parent Company	(*)	Activity (see Page 5)	Auditor
Abengoa Bioenergy Maple, LLC	Missouri (US)	284,916	100.00	Abengoa Bioenergy Funding LLC.	-	(6)	B
Abengoa Bioenergy Meramec Holding, Inc.	Delaware (US)	38,779	51.00	Abengoa Bioenergy Holdco, Inc.	-	(6)	-
Abengoa Bioenergy Meramec Renewable, LLC.	Missouri (US)	373,338	100.00	Abengoa Bioenergy Meramec Holding, Inc./ Abengoa Bioenergy Operations , LLC	-	(6)	B
Abengoa Bioenergy Netherlands B.V.	Rotterdam (NL)	644,710	100.00	Abengoa Bioenergia Inversiones, S.A.	-	(6)	C
Abengoa Bioenergy New Technologies, LLC.	Missouri (US)	734	100.00	Abengoa Bioenergy Technology Holding, LLC.	-	(6)	B
Abengoa Bioenergy of Illinois, LLC	Missouri (US)	213,172	100.00	Abengoa Bioenergy Maple, LLC	-	(6)	-
Abengoa Bioenergy of Indiana, LLC	Missouri (US)	178,398	100.00	Abengoa Bioenergy Maple, LLC.	-	(6)	-
Abengoa Bioenergy of Kansas, LLC	Missouri (US)	223	100.00	Abengoa Bioenergy Operations,LLC	-	(6)	-
Abengoa Bioenergy of Maryland, LLC	Missouri (US)	-	100.00	Abengoa Bioenergy Operations, LLC	(*)	(6)	-
Abengoa Bioenergy of Nebraska, LLC.	Nebraska (US)	48,809	100.00	Abengoa Bioenergy Operations, LLC	-	(6)	B
Abengoa Bioenergy of Texas, LLC	Delaware (US)	-	100.00	Abengoa Bioenergy Operations , LLC	-	(6)	-
Abengoa Bioenergy Operations , LLC	Missouri (US)	427,614	100.00	Abengoa Bioenergy US Holding, LLC.	-	(6)	-
Abengoa Bioenergy Renewable Power US,LLC	Missouri (US)	-	100.00	Abengoa Bioenergy Operations, LLC.	-	(6)	-
Abengoa Bioenergy Technology Holding , LLC	Missouri (US)	618,237	100.00	Abengoa Bioenergy US Holding, LLC.	-	(6)	-
Abengoa Bioenergy Trading Europe, B.V.	Rotterdam (NL)	5,618	100.00	Abengoa Bioenergia Inversiones, S.A.	-	(6)	C
Abengoa Bioenergy Trading US, LLC	Missouri (US)	0	100.00	Abengoa Bioenergy Operations, LLC	-	(6)	B
Abengoa Bioenergy UK Limited	Cardiff (UK)	14,503	100.00	Abengoa Bioenergia Inversiones, S.A.	-	(6)	-
Abengoa Bioenergy US Holding, LLC	Missouri (US)	796,063	100.00	Abengoa US, LLC	-	(6)	B
Abengoa Biotechnology Research, S.A.	Seville (SP)	60	100.00	Abengoa Bioenergia Nuevas Tecnologias, S.A./Abengoa Research, S.A.	-	(6)	-
Abengoa Biotechnology, LLC	Delaware (US)	-	100.00	Abengoa Bioenergy US Holding, LLC	-	(6)	-
Abengoa Brasil Logistica Ltda.	Rio de Janeiro (BR)	65	100.00	Abeanza Brasil, S.A./Abengoa Construçao Brasil, Ltda.	-	(1)	C
Abengoa Chile, S.A.	Santiago de Chile (CL)	47,847	100.00	Asa Investment, AG ZUG/Teyma Abengoa, S.A.	-	(1)	B
Abengoa Cogeneraçao de Energia, S.A.	Rio de Janeiro (BR)	-	100.00	Abengoa Construçao Brasil, Ltda./Abengoa Concesssoes Brasil Holding, S.A.	-	(2)	-
Abengoa Cogeneraçao de Energia II, S.A.	Rio de Janeiro (BR)	-	100.00	Abengoa Construçao Brasil, Ltda./Abengoa Concesssoes Brasil Holding, S.A.	-	(2)	-
Abengoa Colombia, S.A.S.	Bogotá (CO)	215	100.00	Abengoa Perú, S.A./Abener Energia, S.A./Abeinsa Infraestructuras Medio Ambiente, S.A.	-	(1)	-
Abengoa Concessions Investments Ltd.	Leeds (GB)	594,468	100.00	Abengoa Concessions, S.L./ Abengoa Solar, S.A.	-	(1)	-
Abengoa Concessions Investments, S.à.r.l.	Luxemburgo (LU)	-	100.00	Abengoa Concessions, S.L.	-	(1)	-
Abengoa Concessions, S.L.	Seville (SP)	3	100.00	Abengoa, S.A./Sociedad Inversora en Energia y Medioambiente, S.A.	-	(1)	-

Company Name	Registered Address	Shareholding: Amount in thousands of €	Shareholding: % of Nominal Capital	Parent Company	(*)	Activity (see Page 5)	Auditor
				(Siema)			
Abengoa Concessões Brasil Holding, S.A.	Rio de Janeiro (BR)	742,028	100.00	Abengoa Construçao Brasil, Ltda./ Sociedad Inversora de Lineas de Brasil, S.L./ Abengoa Yield Plc.	-	(2)	B
Abengoa Construçao Brasil, Ltda.	Rio de Janeiro (BR)	943,968	100.00	Abeanza Brasil, S.A./Sociedad Inversora de Lineas de Brasil, S.L.	-	(1)	C
Abengoa Desalination Pilot Plants, Ltd.	Masdar (AE)	30	100.00	Abengoa Water, S.L.	-	(1)	-
Abengoa ECA Finance LLP	Leeds (GB)	-	100.00	Abengoa, S.A./Sociedad Inversora en Energia y Medioambiente, S.A. (Siema)	(*)	(1)	-
Abengoa Energy Crops Australia Pty Ltd.	Perth (AU)	-	100.00	Abengoa Energy Crops, S.A	(*)	(1)	-
Abengoa Energy Crops Biomass USA, LLC	Florida (US)	236	100.00	Abengoa Energy Crops USA, LLC	-	(1)	-
Abengoa Energy Crops Biomassa, S.A.	Rio de Janeiro (BR)	0	99.80	Abengoa Energy Crops, S.A.	-	(1)	-
Abengoa Energy Crops Pellet 1 USA, LLC	Florida (US)	0	100.00	Abengoa Energy Crops Biomass USA, LLC	-	(1)	-
Abengoa Energy Crops Pellet 2 USA, LLC	Miami (US)	0	100.00	AEC Biomass USA LLC	(*)	(1)	-
Abengoa Energy Crops USA, LLC	Florida (US)	213	100.00	Abengoa Energy Crops, S.A.	-	(1)	-
Abengoa Energy Crops, S.A.	Seville (US)	60	100.00	Abengoa, S.A./ Sociedad Inversora en Energia y Medioambiente, S.A. (Siema)	-	(1)	B
Abengoa Energy Trading Chile SpA	Santiago de Chile (CL)	14	100.00	Abengoa Chile, S.A.	-	(1)	-
Abengoa Finance, S.A.	Seville (SP)	60	100.00	Abengoa, S.A.	-	(1)	B
Abengoa Generación Chile, S.A.	Santiago de Chile (CL)	10	100.00	Abengoa Chile, S.A. / Abengoa Solar Chile SpA / Abengoa Solar S.A.	(*)	(1)	-
Abengoa Greenbridge, S.A.U.	Seville (SP)	60	100.00	Abengoa, S.A.	-	(1)	B
Abengoa Greenfield Brasil Holding, S.A.	Rio de Janeiro (BR)	844,928	100.00	Abengoa Construçao Brasil, Ltda.	-	(1)	C
Abengoa Greenfield Perú, S.A.	Lima (PE)	-	99.80	Abengoa Perú, S.A.	-	(1)	-
Abengoa Greenfield PLC	London (GB)	65	100.00	Abengoa, S.A.	-	(1)	-
Abengoa Greenfield S.A.U.	Seville (SP)	60	100.00	Abengoa, S.A.	-	(1)	B
Abengoa Hellas Solar, Ltd.	Atenas (GR)	0	100.00	Abengoa Solar, S.A./Abengoa Solar España, S.A.	-	(3)	-
Abengoa Hidrógeno, S.A.	Seville (SP)	912	100.00	Abeinsa Ingeniería y Construcción Industrial, S.A./ Instalaciones Inabensa, S.A.	-	(1)	B
Abengoa Infraestrutura, S.A.	Rio de Janeiro (BR)	0	100.00	Abengoa Construção Brasil Ltda.	(*)	(1)	-
Abengoa Inversiones Mexico, S.L.	Seville (SP)	3	100.00	Abengoa PW I Investments, S.L.	(*)	(1)	-
Abengoa Inversiones Spain, S.L.	Seville (SP)	3	100.00	Abengoa PW I Investments, S.L.	(*)	(1)	-
Abengoa Inversiones Sudamerica, S.L.	Seville (SP)	3	100.00	Abengoa PW I Investments, S.L.	(*)	(1)	-
Abengoa Inversiones Uruguay, S.L.	Seville (SP)	3	100.00	Abengoa PW I Investments, S.L.	(*)	(1)	-
Abengoa México O&M, S.A. de C.V.	Mexico D.F. (MX)	3	100.00	Abeinsa Operation and Maintenance, S.A./ Abengoa México, S.A. de CV	-	(1)	-

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Annex I – Subsidiary companies included in the 2015 consolidation perimeter using the global integration method (continuation)

		Shareholding					
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	Activity (see Page 5)	Auditor
Abengoa México, S.A. de CV	Mexico D.F. (MX)	153,326	100.00	Asa Investment, AG ZUG /Asa Iberoamérica, S.L.	-	(1)	B
Abengoa Perú, S.A.	Lima (PE)	128,830	99.90	Asa Investment, AG ZUG	-	(1)	B
Abengoa Puerto Rico, S.E.	San Juan (PR)	8	100.00	Siema Investment, S.L./Abencor Suministros, S.A.	-	(1)	-
Abengoa PW I Investments, S.L.	Seville (SP)	3	100.00	Abeinsa, Ing y Const. Ind., S.A.	(*)	(1)	-
Abengoa PW II Investments, S.L	Seville (SP)	3	100.00	Abeinsa, Ing y Const. Ind., S.A.	(*)	(1)	-
Abengoa Research, Corp.	Missouri (US)	-	100.00	Abengoa Research, S.L.	-	(1)	-
Abengoa Research, S.L.	Seville (SP)	4,734	100.00	Abengoa, S.A/Instalaciones Inabensa, S.A.	-	(1)	C
Abengoa SeaPower, S.A.	Seville (SP)	60	100.00	Abeinsa Ingeniería y Construcción Industrial, S.A./Instalaciones Inabensa, S.A.	-	(1)	-
Abengoa Servicios Industriales, S.A. de C.V.	Mexico D.F. (MX)	1,825	100.00	Abengoa México, S.A. de C.V./Asa Iberoamérica, S.L.	-	(1)	B
Abengoa Servicios, S.A. De C.V.	Mexico D.F. (MX)	159	100.00	Abengoa México, S.A. de C.V./Servicios Aux. de Admon., S.A	-	(1)	B
Abengoa Solar Power Australia Pty Limited	Brisbane (AU)	610	100.00	Abengoa Solar Internacional, S.A.	-	(3)	B
Abengoa Solar Brasil Desenvolvimientos Solares Ltda.	Rio de Janeiro (BR)	1,050	100.00	Abengoa Solar Internacional, S.A./Abengoa Solar España, S.A.	-	(1)	-
Abengoa Solar Chile O&M Spa	Santiago de Chile (CL)	2	100.00	Abengoa Solar Chile, SpA	(*)	(1)	-
Abengoa Solar Chile, SpA	Santiago de Chile (CL)	2	100.00	Abengoa Solar Internacional, S.A.	-	(1)	B
Abengoa Solar Engeneering (Beijing), Co. Ltd.	Beijing (CN)	103	100.00	Abengoa Solar, S.A.	-	(3)	B
Abengoa Solar España, S.A.	Seville (SP)	53,846	100.00	Abengoa Solar, S.A./Abengoa Solar New Technologies, S.A.	-	(1)	B
Abengoa Solar Extremadura, S.A.	Cáceres (SP)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar New Technologies, S.A.	-	(3)	-
Abengoa Solar GmbH	Berlin (DE)	160	100.00	Abengoa Solar Internacional, S.A.	-	(3)	-
Abengoa Solar Holdings Inc.	Washington (US)	174,669	100.00	Abengoa US Holding, LLC	-	(1)	-
Abengoa Solar India Private Limited	Maharashtra (IN)	1,755	100.00	Abengoa Solar Internacional, S.A./ Abengoa Solar, S.A.	-	(1)	B
Abengoa Solar Industrial Systems, LLC	Colorado (US)	5,922	100.00	Abengoa Solar, LLC.	-	(1)	-
Abengoa Solar Internacional, S.A.	Seville (SP)	12,501	100.00	Abengoa Solar, S.A./ Abengoa Solar España, S.A.	-	(1)	B
Abengoa Solar Investments 2 Ltd	London (GB)	0	100.00	Africa Solar Investments 2 LLC	(*)	(1)	-
Abengoa Solar Italia, S.R.L.	Roma (IT)	3,834	100.00	Abengoa Solar Internacional, S.A./Abengoa Solar, S.A.	-	(1)	-
Abengoa Solar Japan K.K.	Tokio (JP)	68	100.00	Abengoa Solar Internacional, S.A.	-	(1)	B
Abengoa Solar México S.A. de C.V.	Mexico D.F. (MX)	595	100.00	Abengoa Solar Internacional, S.A./Abengoa Solar España, S.A.	-	(1)	B
Abengoa Solar New Technologies, S.A.	Seville (SP)	10,748	100.00	Abengoa Solar, S.A./ Abengoa Solar España, S.A.	-	(1)	B
Abengoa Solar Power Arabia LLC	Arabia Saudi	245	100.00	Abengoa Solar, S.A./ Abengoa Solar New Technologies, S.A.	(*)	(3)	-
Abengoa Solar Power DMCC, LLC	Dubai (AE)	1	100.00	Abengoa Solar Ventures S.A	-	(1)	-
Abengoa Solar Power South Africa (Pty) Ltd.	Gauteng (ZA)	1,242	100.00	Abengoa Solar Internacional, S.A.	-	(3)	B
Abengoa Solar Power, S.A.	Seville (SP)	250	100.00	Abengoa Solar, S.A./Abengoa Solar España, S.A.	-	(3)	B
Abengoa Solar Research, S.A.	Seville (SP)	60	100.00	Abengoa Solar New Technologies, S.A./ Abengoa Research, S.L.	-	(1)	-
Abengoa Solar Ventures S.A	Seville (SP)	26,660	100.00	Abengoa Solar, S.A./ Abengoa Solar España, S.A.	-	(1)	B
Abengoa Solar, LLC	New York (US)	91,477	100.00	Abengoa US Operations, LLC	-	(1)	A
Abengoa Solar, S.A.	Seville (SP)	68,060	100.00	Abengoa, S.A./Abengoa Solar España, S.A.	-	(1)	B
Abengoa SP Holdings, LLC	California (US)	25,560	100.00	Abengoa Solar, LLC.	-	(1)	-
Abengoa Transmission & Infrastructure ULC	Vancouver (CA)	-	100.00	Abengoa Transmission & Infrastructure, LLC	-	(1)	-
Abengoa Transmission & Infrastructure, LLC	Delaware (US)	821	100.00	Abeinsa, LLC.	-	(1)	C
Abengoa Transmission Holdings, LLC	Arizona (US)	-	100.00	Abengoa Transmission & Infrastructure, LLC	-	(1)	-
Abengoa US Holding, LLC	Washington (US)	980,123	100.00	Abengoa Bioenergia, S.A./ Abengoa Solar, S.A./Abeinsa, S.A./Abengoa Water, S.L.U.	-	(1)	B
Abengoa US Operations, LLC	Washington (US)	320,354	100.00	Abengoa US, LLC	-	(1)	-
Abengoa US, LLC	Washington (US)	1,127,738	100.00	Abengoa Bioenergy Holdco, Inc./ Abengoa Solar Holdings Inc../ Abengoa Water Holding USA, Inc./ Abener Energia, S. A./ Abacus Project Management, Inc./ Abeinsa Holding, Inc.	-	(1)	-
Abengoa Vista Ridge, LLC.	Texas (US)	0	100.00	Abengoa Water USA, LLC.	-	(4)	-
Abengoa Water Agadir, S.L.U.	Seville (SP)	2,734	100.00	Abengoa Water, S.L.	-	(1)	B
Abengoa Water Beijing Co., Ltd	Pekin (CN)	65	100.00	Abengoa Water, S.L.	-	(4)	C
Abengoa Water Chile, Limitada	Santiago de Chile (CL)	5	100.00	Abengoa Water, S.L.	-	(4)	-
Abengoa Water Dalian, S.L.U.	Seville (SP)	1	100.00	Abengoa Water, S.L.	-	(1)	-
Abengoa Water Holding USA, Inc.	Delaware (US)	1	100.00	Abengoa US Holding, LLC	-	(4)	-
Abengoa Water Hong Kong, Co. Limited	Hong-Kong (CN)	-	100.00	Abengoa Water, S.L.	-	(1)	-
Abengoa Water Internacional, S.L.U.	Seville (SP)	3	100.00	Abengoa Water, S.L.	-	(1)	-
Abengoa Water Investments Ghana, BV	Amsterdam (NL)	5,804	100.00	Abengoa Water Nungua, S.L.U.	-	(1)	-
Abengoa Water Investments Takoradi BV	Amsterdam (NL)	15	100.00	Abengoa Water Takoradi, S.L.U.	-	(1)	-
Abengoa Water Nungua, S.L.U.	Seville (SP)	5,586	100.00	Abengoa Water, S.L.U.	-	(1)	-
Abengoa Water Taiwan, S.L.U.	Seville (SP)	16	100.00	Abengoa Water, S.L.	-	(1)	-
Abengoa Water Takoradi, S.L.U.	Seville (SP)	13	100.00	Abengoa Water, S.L.	-	(1)	-

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Annex I – Subsidiary companies included in the 2015 consolidation perimeter using the global integration method (continuation)

		Shareholding					
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	Activity (see Page 5)	Auditor
Abengoa Water USA, LLC.	Texas (US)	3,459	100.00	Abengoa US Operations, LLC.	-	(1)	C
Abengoa Water, S.L.	Seville (SP)	10,860	100.00	Abengoa, S.A./ Sociedad Inversora en Energía y Medioambiente, S.A. (Siema)	-	(1)	B
Abengoa Yield S.à.r.l.	Luxemburgo (LU)	-	100.00	Abengoa Concessions Investments, S.à.r.l.	-	(1)	-
Abent 3T, S.A.P.I. de C.V.	Mexico D.F. (MX)	231,865	100.00	A3T Holdco España, S.A/ Abener Energía, S.A.	-	(5)	B
Abenta Concessões Brasil	Rio de Janeiro (BR)	3	95.84	Abengoa Concessões Brasil Holding, S.A.	-	(2)	C
Abenta Construçao Brasil Ltda	Rio de Janeiro (BR)	16,167	100.00	Inabensa Rio, Ltda./Abengoa Construçao Brasil, Ltda.	-	(1)	B
Abentel Telecomunicaciones, S.A.	Seville (SP)	5,530	100.00	Abener Energía, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.	-	(1)	B
Abentey Brasil, Ltda.	Pirassununga (BR)	-	100.00	Abener Energía, S.A./Teyma Internacional,S.A.	-	(1)	-
Aboadze Desalination Developments, Limited	Accra (GH)	0	90.00	Abengoa Water Investments Takoradi, Bv	-	(4)	-
Abratey Construção, Ltda.	Rio de Janeiro (BR)	-	100.00	Abengoa Construçao Brasil, Ltda. / Teyma Internacional S.A.	-	(1)	C
ACC 4T, S.A.P.I. de C.V.	Mexico D.F. (MX)	3	100.00	Abengoa México, S.A. de CV/ Servicios Auxiliares de Administración, S.A. de C.V.	-	(5)	B
Africa Solar Investments 2 LLC	South Africa	1	100.00	Abengoa Solar LLC	(*)	(1)	-
Agroenergía de Campillos, S.L.	Seville (SP)	490	100.00	Instalaciones Inabensa, S.A.	-	(1)	-
Alsiraj I Solar, JSC	Cairo (Egypt)	0	100.00	Abengoa Solar Egypt Investment Company B.V./ Abengoa Solar Internacional, S.A / Abengoa Solar España, S.A.	(*)	(3)	-
Aprovechamientos Energéticos Furesa, S.A.	Murcia (SP)	2,211	98.00	Abeinsa Asset Management, S.L.	-	(5)	-
Asa Bioenergy Holding, AG	Zug (SZ)	430,749	100.00	Abengoa Bioenergía, S.A.	-	(6)	B
Asa Desulfuración, S.A.	Barakaldo (SP)	44,611	100.00	Siema Investment, S.L.U.	-	(1)	B
Asa E.& E.H., AG	Zug (SZ)	81	100.00	Sociedad Inversora Energía y Medio Ambiente, S.A.	-	(1)	B
Asa Iberoamérica, S.L.	Seville (SP)	48,522	100.00	Soc. Inv. Energía y Medio Ambiente, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.	-	(1)	B
Asa Inmobiliaria Chile, S.A.	Santiago de Chile (CL)	521	100.00	Asa Investment AG, ZUG/ Teyma Abengoa, S.A.	-	(1)	-
Asa Investment AG, ZUG	Zug (SZ)	69,950	100.00	Abeinsa Inversiones Latam, S.L.	-	(1)	B
ASA Investment Brasil Ltda	Rio de Janeiro (BR)	993	100.00	Abeanza Brasil, S.A./Abengoa Construçao Brasil, Ltda.	-	(1)	C
ASI Operations LLC	Delaware (US)	4,413	100.00	Abengoa Solar, LLC.	-	(1)	-
ATE VI Campos Novos Transmissora de Energia ,S.A	Rio de Janeiro (BR)	41,580	100.00	Abengoa Concessoes Brasil Holding, S.A./Abengoa Construçao Brasil, Ltda.	-	(2)	B
ATE VII- Foz do Iguacú Transmissora de Energia, S.A.	Rio de Janeiro (BR)	26,309	100.00	Abengoa Concessoes Brasil Holding, S.A./Abengoa Construçao Brasil, Ltda.	-	(2)	B

		Shareholding					
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	Activity (see Page 5)	Auditor
ATE X Abengoa Brasil Administraçao Predial Ltda	Rio de Janeiro (BR)	6,327	100.00	Abengoa Construçao Brasil, Ltda./Abengoa Concesssoes Brasil Holding, S.A.	-	(1)	B
ATE XI, Manaus Transmissora de Energia	Rio de Janeiro (BR)	194,847	50.50	Abengoa Concessoes Brasil Holding, S.A.	-	(2)	C
ATE XIII, Norte Brasil Transmissora de Energia S.A	Rio de Janeiro (BR)	267,542	51.00	Abengoa Concessoes Brasil Holding, S.A.	-	(2)	C
ATE XIX Transmissora de Energia S.A.	Rio de Janeiro (BR)	86,712	100.00	Abengoa Concessões Brasil Holding S.A./ Abengoa Greenfield Brasil Holding, S.A.	-	(2)	C
ATE XVI Transmissora de Energia S.A.	Rio de Janeiro (BR)	297,942	100.00	Abengoa Concessões Brasil Holding S.A./ Abengoa Greenfield Brasil Holding, S.A.	-	(2)	C
ATE XVII Transmissora de Energia S.A.	Rio de Janeiro (BR)	84,785	100.00	Abengoa Concessões Brasil Holding S.A./ Abengoa Greenfield Brasil Holding, S.A.	-	(2)	C
ATE XVIII Transmissora de Energia S.A.	Rio de Janeiro (BR)	49,481	100.00	Abengoa Concessões Brasil Holding S.A./ Abengoa Greenfield Brasil Holding, S.A.	-	(2)	C
ATE XX Transmissora de Energia S.A.	Rio de Janeiro (BR)	70,452	100.00	Abengoa Concessões Brasil Holding S.A./ Abengoa Greenfield Brasil Holding, S.A.	-	(2)	C
ATE XXI Transmissora de Energia S.A.	Rio de Janeiro (BR)	289,314	100.00	Abengoa Concessões Brasil Holding S.A./ Abengoa Greenfield Brasil Holding, S.A.	-	(2)	C
ATE XXII Transmissora de Energia S.A.	Rio de Janeiro (BR)	89,124	100.00	Abengoa Concessões Brasil Holding S.A./ Abengoa Greenfield Brasil Holding, S.A.	-	(2)	C
ATE XXIII Transmissora de Energia S.A.	Rio de Janeiro (BR)	136,053	100.00	Abengoa Construçao Brasil, Ltda./ Abengoa Greenfield Brasil Holding, S.A.	-	(2)	C
ATE XXIV Transmissora de Energia, S.A.	Rio de Janeiro (BR)	73,716	100.00	Abengoa Construçao Brasil, Ltda./Abengoa Greenfield Brasil Holding, S.A.	-	(2)	C
ATE XXVI Transmissora de Energia S.A.	Rio de Janeiro (BR)	1	100.00	Abengoa Construçao Brasil, Ltda./ Abengoa Greenfield Brasil Holding, S.A.	-	(2)	-
ATE XXVII Transmissora de Energia, S.A.	Rio de Janeiro (BR)	-	100.00	Abengoa Construçao Brasil, Ltda./ Abengoa Greenfield Brasil Holding, S.A.	-	(2)	-
ATE XXVIII Transmissora de Energia S.A.	Rio de Janeiro (BR)	0	100.00	Abengoa Construçao Brasil, Ltda / Abengoa Greenfield Brasil Holding, S.A.	(*)	(2)	-
ATN 1, S.A.	Lima (PE)	55	100.00	Abengoa Perú, S.A.	-	(2)	B
ATN 3, S.A.	Lima (PE)	3,697	100.00	Abengoa Perú, S.A./ Asa Iberoamérica, S.L.	-	(2)	B
Aurorex, S.A.	Montevideo (UY)	377	100.00	Balofix, S.A.	-	(1)	-
Aznalcóllar Solar, S.A.	Seville (SP)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar, S.A.	-	(3)	-
Balofix, S.A.	Montevideo (UY)	1,428	100.00	Abengoa Energy Crops, S.A.	-	(1)	B
Befesa Agua Tenes S.L.	Seville (SP)	19,524	100.00	Abengoa Water S.L.	-	(4)	-
Befesa CTA Qingdao S.L.U	Madrid (SP)	5,365	100.00	Abengoa Water, S.L.	-	(4)	B

ABENGOA Consolidated financial statements

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Annex I – Subsidiary companies included in the 2015 consolidation perimeter using the global integration method (continuation)

		Shareholding					
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	Activity (see Page 5)	Auditor
Befesa Desalination Developments Ghana Limited	Accra (GH)	5,317	56.00	Abengoa Water Investment Ghana BV	-	(4)	B
Beijing Abeinsa Management Consulting Co., Ltd.	Pekin (CN)	150	100.00	Abeinsa Business Development, S.A.	-	(1)	C
Biocarburantes de Castilla y León, S.A.	Salamanca (SP)	66,679	100.00	Abengoa Bioenergía Inversiones, S.A./Ecoagricola, S.A.	-	(6)	B
Bioetanol Galicia, S.A.	A Coruña (SP)	7,448	100.00	Abengoa Bioenergía Inversiones, S.A./Ecoagricola, S.A.	-	(6)	B
Captación Solar, S.A.	Seville (SP)	205	100.00	Abeinsa Asset Management, S.L./Abener Energía, S.A.	-	(1)	-
Captasol Fotovoltaica 1, S.L.	Seville (SP)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 2, S.L.	Seville (SP)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 3, S.L.	Seville (SP)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 4, S.L.	Seville (SP)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 5, S.L.	Seville (SP)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 6, S.L.	Seville (SP)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 7, S.L.	Seville (SP)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 8, S.L.	Seville (SP)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 9, S.L.	Seville (SP)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 10, S.L.	Seville (SP)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 11, S.L.	Seville (SP)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 12, S.L.	Seville (SP)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 13, S.L.	Seville (SP)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 14, S.L.	Seville (SP)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 15, S.L.	Seville (SP)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 16, S.L.	Seville (SP)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 17, S.L.	Seville (SP)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 18, S.L.	Seville (SP)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 19, S.L.	Seville (SP)	3	100.00	Abengoa Solar España, S.A./Casaquemada	-	(3)	-

		Shareholding					
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	Activity (see Page 5)	Auditor
				Fotovoltaica, S.L.			
Captasol Fotovoltaica 20 S.L.	Seville (SP)	64	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 21 S.L.	Seville (SP)	64	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 22 S.L.	Seville (SP)	64	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 23 S.L.	Seville (SP)	64	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 24 S.L.	Seville (SP)	64	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 25 S.L.	Seville (SP)	64	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 26 S.L.	Seville (SP)	64	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 27 S.L.	Seville (SP)	64	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 28 S.L.	Seville (SP)	64	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 29 S.L.	Seville (SP)	64	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 30 S.L.	Seville (SP)	64	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 31 S.L.	Seville (SP)	64	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 32 S.L.	Seville (SP)	64	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 33 S.L.	Seville (SP)	64	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 34 S.L.	Seville (SP)	64	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 35 S.L.	Seville (SP)	64	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 36 S.L.	Seville (SP)	64	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 37 S.L.	Seville (SP)	64	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 38 S.L.	Seville (SP)	64	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	-	(3)	-
Casaquemada Fotovoltaica, S.L.	Seville (SP)	2,936	100.00	Abengoa Solar España, S.A./Abengoa Solar, S.A.	-	(3)	B
Cedisolar, S.A.	Ourense (SP)	4,992	57.50	Rioglass Solar Holding, S.A.	-	(3)	-
Centro Industrial y Logistico Torrecuellar, S.A.	Seville (SP)	60	100.00	Instalaciones Inabensa, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.	-	(1)	-
Centro Morelos 264 S.A. de C.V	Mexico D.F. (MX)	3	100.00	Abener Energía, S.A./Inst. Inabensa, S.A./Servicios	-	(1)	B

ABENGOA Consolidated financial statements

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Annex I – Subsidiary companies included in the 2015 consolidation perimeter using the global integration method (continuation)

		Shareholding					
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	Activity (see Page 5)	Auditor
				Auxiliares de Administración, S.A.			
Centro Tecnológico Palmas Altas, S.A.	Seville (SP)	12,899	100.00	Abengoa, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.	-	(1)	B
Cogeneración Villaricos, S.A.	Seville (SP)	5,951	99.22	Abeinsa Asset Management, S.L.	-	(5)	C
Concesionaria del Acueducto el Zapotillo, S.A. de C.V.	Mexico D.F. (MX)	3	100.00	Abengoa México, S.A.C.V./Abeinsa Infraestructuras MedioAmbiente, S.A./Abeinsa, S.A.	-	(4)	B
Concesiones Eléctricas Chile SpA	Santiago de Chile (CL)	1	100.00	Abengoa Chile, S.A.	(*)	(1)	-
Construcciones Metalicas Mexicanas, S.A. de C.V. (Comemsa)	Querétaro (MX)	20,322	100.00	Europea Const. Metálicas, S.A./Abengoa México, S.A. de C.V.	-	(1)	B
Construcciones y Depuraciones, S.A.	Seville (SP)	7,771	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	-	(1)	B
Construtora Integração Ltda.	Rio de Janeiro (BR)	-	51.00	Abengoa Construçao Brasil, Ltda.	-	(1)	C
Consultora de Servicios y Proyectos Centro Norte, S.A. de C.V.	Guadalajara (MX)	3	100.00	Servicios Auxiliares de Administración, S.A. de C.V./ Abengoa México, S.A. de CV	-	(1)	-
Copero Solar Huerta Uno, S.A.	Seville (SP)	96	50.00	Abengoa Solar España, S.A.	-	(3)	B
Copero Solar Huerta Dos, S.A.	Seville (SP)	92	50.00	Abengoa Solar España, S.A.	-	(3)	B
Copero Solar Huerta Tres, S.A	Seville (SP)	94	50.00	Abengoa Solar España, S.A.	-	(3)	B
Copero Solar Huerta Cuatro, S.A.	Seville (SP)	88	50.00	Abengoa Solar España, S.A.	-	(3)	B
Copero Solar Huerta Cinco, S.A.	Seville (SP)	87	50.00	Abengoa Solar España, S.A.	-	(3)	B
Copero Solar Huerta Seis, S.A.	Seville (SP)	83	50.00	Abengoa Solar España, S.A.	-	(3)	B
Copero Solar Huerta Siete, S.A.	Seville (SP)	83	50.00	Abengoa Solar España, S.A.	-	(3)	B
Copero Solar Huerta Ocho, S.A.	Seville (SP)	81	50.00	Abengoa Solar España, S.A.	-	(3)	B
Copero Solar Huerta Nueve, S.A.	Seville (SP)	42	50.00	Abengoa Solar España, S.A.	-	(3)	B
Copero Solar Huerta Diez, S.A.	Seville (SP)	32	50.00	Abengoa Solar España, S.A.	-	(3)	B
CSP Atacama Dos, S.A	Santiago de Chile (CL)	40,647	100.00	CSP Atacama Inversiones Dos, SpA/ Abengoa Solar Chile, SpA	-	(3)	-
CSP Atacama Tres, S.A	Santiago de Chile (CL)	2	100.00	Abengoa Solar Chile, SpA/ CSP Atacama Inversiones Dos	(*)	(3)	-
CSP Atacama Inversiones Dos, SpA	Santiago de Chile (CL)	2	100.00	Abengoa Solar Chile, SpA	-	(1)	-
CSP Equity Investment S.a.r.l.	Luxemburgo (LU)	110,012	100.00	Abengoa Solar España, S.A.	-	(1)	-
Cycon Solar, LTD	Nicosia (CY)	1	100.00	Abengoa Solar Internacional, S.A.	-	(3)	B
Dalian Xizhong Island Desalination Co., Ltd	Dalian (CN)	30	70.00	Abengoa Water Dalian, S.L.U.	-	(4)	-
Denizli Water Treatment Limited Sirketi	Ankara (TR)	1	100.00	Teyma, Gestión de Contratos de Construcción e Ingeniería, S.A./ Abeinsa Infraestructuras Medio Ambiente, S.A./ Abengoa Perú, S.A.	-	(1)	-
Desarrolladora de Energía Renovable, S.A.P.I. de C.V	Mexico D.F. (MX)	-	100.00	Abengoa México, S.A. de C.V. /Servicios Auxiliares de Administración, S.A. De	-	(1)	-

		Shareholding					
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	Activity (see Page 5)	Auditor
				C.V.			
Development NEA, Ltd.	Tel Aviv (IL)	-	100.00	NEA Solar Development, S.A.	-	(1)	-
DGEN Transmission Company, Ltd.	Delhi (IN)	7	100.00	Instalaciones Inabensa, S.A.	(*)	(2)	-
Ecoagricola, S.A.	Murcia (SP)	586	100.00	Abengoa Bioenergía Inversiones, S.A./Ecocarburantes, S.A.	-	(6)	B
Ecocarburantes Españoles , S.A.	Murcia (SP)	3,798	95.10	Abengoa Bioenergía Inversiones, S.A.	-	(6)	B
Energoprojekt-Gliwice S.A.	Gliwice (PL)	9,895	100.00	Abener Energía, S.A.	-	(1)	C
Enertey, S.A.	Montevideo (UY)	3,568	100.00	Teyma Uruguay Holding S.A.	-	(1)	-
Enicar Chile, SA	Santiago de Chile (CL)	3	100.00	Abengoa Chile, S.A.	-	(2)	-
Europa Desenvolvimentos Solares Ltda.	Rio de Janeiro (BR)	3	100.00	Abengoa Solar Brasil Desenvolvimientos Solares Ltda./ Abengoa Solar Internacional, S.A.	-	(3)	-
Europea de Construcciones Metálicas, S.A. (Eucomsa)	Seville (SP)	7,124	100.00	Abeinsa Ingeniería y Construcción Industrial, S.A./Abengoa Solar, S.A.	-	(1)	B
Faritel, S.A.	Montevideo (UY)	16	100.00	Teyma Forestal, S.A.	-	(1)	-
Financiera Soteland, S.A.	Montevideo (UY)	42	100.00	Asa Investment, AG ZUG	-	(1)	-
Fotovoltaica Solar Sevilla, S.A.	Seville (SP)	800	80.00	Abengoa Solar España, S.A.	-	(3)	B
GES Investment C.V.	Amsterdam (NL)	-	92.00	Asa Investment, AG ZUG	-	(1)	-
Gestión Integral de Recursos Humanos, S.A.	Seville (SP)	165	100.00	Siema Technologies, S.L	-	(1)	B
Giomper, S.A.	Montevideo (UY)	3	100.00	Instalaciones Inabensa, S.A./ Enertey, S.A.	-	(1)	-
Girhmex, S.A. De C.V.	Mexico D.F. (MX)	0	100.00	Gestión Integral de Recursos Humanos, S.A./Abengoa México, S.A. de C.V.	-	(1)	-
Global Engineering Services LLC	Delaware (US)	2	100.00	GES Investment C.V.	-	(1)	-
Helioenergy Electricidad Tres, S.A.	Seville (SP)	5,507	100.00	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.	-	(3)	-
Helioenergy Electricidad Cuatro, S.A.	Seville (SP)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.	-	(3)	-
Helioenergy Electricidad Cinco, S.A.	Seville (SP)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.	-	(3)	-
Helioenergy Electricidad Once, S.A.	Seville (SP)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.	-	(3)	-
Helioenergy Electricidad Veintiuno, S.A	Seville (SP)	60	100.00	Abengoa Solar España, S.A. /Abengoa Solar New Technologies, S.A.	-	(3)	-
Helioenergy Electricidad Veintidos, S.A	Seville (SP)	60	100.00	Abengoa Solar España, S.A. /Abengoa Solar New Technologies, S.A.	-	(3)	-
Helioenergy Electricidad Veintitres, S.A	Seville (SP)	60	100.00	Abengoa Solar España, S.A. /Abengoa Solar New Technologies, S.A.	-	(3)	-
Helioenergy Electricidad Veinticuatro, S.A	Seville (SP)	60	100.00	Abengoa Solar España, S.A. /Abengoa Solar New Technologies, S.A.	-	(3)	-
Inabensa Bharat Private Limited	New Delhi (IN)	8,389	100.00	Europea Const. Metálicas, S.A./Instalaciones Inabensa, S.A./Abener Energía, S.A.	-	(1)	A

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Annex I – Subsidiary companies included in the 2015 consolidation perimeter using the global integration method (continuation)

		Shareholding					
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	Activity (see Page 5)	Auditor
Inabensa Electric and Electronic Equipment Manufacturing (Tiajin)Co. Ltda.	Tianjin (CN)	190	100.00	Instalaciones Inabensa, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.	-	(1)	C
Inabensa Fotovoltaica, S.L.	Seville (SP)	3	100.00	Instalaciones Inabensa, S.A./C.I.L. Torrecuéllar, S.A.	-	(1)	-
Inabensa France, S.A.	Pierrelate (FR)	550	100.00	Instalaciones Inabensa, S.A.	-	(1)	B
Inabensa Limited	Leeds (GB)	-	100.00	Instalaciones Inabensa, S.A.	-	(1)	-
Inabensa Maroc, S.A.R.L.	Tánger (MA)	2,373	100.00	Instalaciones Inabensa, S.A.	-	(1)	A
Inabensa Pty Ltd	Sandton (SUD)	-	100.00	Instalaciones Inabensa, S.A.	-	(1)	-
Inabensa Rio Ltda	Rio de Janeiro (BR)	16,225	100.00	Abeanza Brasil, S.A./Abengoa Construçao Brasil, Ltda.	-	(1)	C
Inabensa Saudi Company Limited	Jeddah (SAI)	93	100.00	Instalaciones Inabensa, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.	-	(1)	C
Inabensa Ukraine, LLC	Kiev (UA)	15	100.00	Instalaciones Inabensa, S.A.	-	(1)	-
Inabensa USA, LLC	Arizona (US)	41	100.00	Abeinsa, LLC.	-	(1)	-
Inabensa, LLC	Ruwi (OM)	366	70.00	Instalaciones Inabensa, S.A.	-	(1)	B
Iniciativas Hidroeléctricas de Aragón y Cataluña, S.L.	Huesca (SP)	4,007	95.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	-	(4)	-
Iniciativas Hidroeléctricas, S.A.	Seville (SP)	1,226	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	-	(4)	B
Insolation 17 S.R.L	Roma (IT)	2,476	100.00	Abengoa Solar Italia S.r.l./Abengoa Solar Internacional, S.A.	-	(1)	-
Insolation 18 S.R.L	Roma (IT)	4	100.00	Abengoa Solar Italia S.r.l./Abengoa Solar Internacional, S.A.	-	(3)	-
Insolation Sic 6 S.R.L	Roma (IT)	3	100.00	Abengoa Solar Italia S.r.l./Abengoa Solar Internacional, S.A.	-	(3)	-
Insolation Sic 9 S.R.L	Roma (IT)	4	100.00	Abengoa Solar Italia S.r.l./Abengoa Solar Internacional, S.A.	-	(3)	-
Insolation Sic 10 S.R.L	Palermo (IT)	2	100.00	Abengoa Solar Italia, S.R.L./ Abengoa Solar, S.A.	-	(3)	-
Insolation Sic 11 S.R.L	Palermo (IT)	4	100.00	Abengoa Solar Italia, S.R.L./ Abengoa Solar, S.A.	-	(3)	-
Insolation Sic 12 S.R.L	Palermo (IT)	3	100.00	Abengoa Solar Italia, S.R.L./ Abengoa Solar, S.A.	-	(3)	-
Insolation Sic 13 S.R.L	Roma (IT)	8	100.00	Abengoa Solar Italia, S.R.L./ Abengoa Solar, S.A.	-	(3)	-
Insolation Sic 14 S.R.L	Roma (IT)	3	100.00	Abengoa Solar Italia, S.R.L./ Abengoa Solar, S.A.	-	(3)	-
Insolation Sic 15 S.R.L	Roma (IT)	5	100.00	Abengoa Solar Italia, S.R.L./ Abengoa Solar, S.A.	-	(3)	-
Instalaciones Fotovoltaicas Torrecuéllar, 1 S.L.	Seville (SP)	-	100.00	Inabensa Fotovoltaica, S.L./Instalaciones Inabensa, S.A.	-	(1)	-
Instalaciones Fotovoltaicas Torrecuéllar, 2 S.L.	Seville (SP)	-	100.00	Inabensa Fotovoltaica, S.L./Instalaciones Inabensa, S.A.	-	(1)	-
Instalaciones Fotovoltaicas Torrecuéllar, 3 S.L.	Seville (SP)	-	100.00	Inabensa Fotovoltaica, S.L./Instalaciones Inabensa, S.A.	-	(1)	-
Instalaciones Inabensa Contracting, LLC	Abu-Dhabi (AE)	-	49.00	Instalaciones Inabensa, S.A.	-	(1)	-
Instalaciones Inabensa Insaat Enerji Sanayi ve Ticaret Ltd Sirketi	Ankara (TR)	58	100.00	Abeinsa, Ingeniería y Construcción Industrial,	-	(1)	B

		Shareholding					
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	Activity (see Page 5)	Auditor
				S.A./ Instalaciones Inabensa, S.A.			
Instalaciones Inabensa, Ltda.	Rio de Janeiro (BR)	2,884	100.00	Zeroemissions Technologies, S.A./Zeroemissions Carbon Trust,S.A./ Instalaciones Inabensa, S.A.	-	(1)	-
Instalaciones Inabensa, S.A.	Seville (SP)	17,307	100.00	Nicsa/Abener Energía, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.	-	(1)	B
Inversora Enicar S.A.	Santiago de Chile (CL)	1,842	100.00	Abengoa Chile, S.A.	-	(2)	-
Juárez N-III, S.A. de C.V.	Mexico D.F. (MX)	3	100.00	Abeinsa Norte III, S.A. de C.V./ Abener Energía, S.A.	(*)	(2)	-
Junertil S.A.	Montevideo (UY)	3	100.00	Enertey, S.A.	-	(1)	-
Jupiter Energy LLC	Lakewood (USA)	1	100.00	Abengoa Solar LLC	(*)	(1)	-
Kai Garib BEE Holding (Pty) Ltd	Cape Town (ZA)	0	100.00	Kai Garib Investments	(*)	(1)	-
Kai Garib EPC Holding (Pty) Ltd	Cape Town (ZA)	0	100.00	Khunab Investments	(*)	(1)	-
Kai Garib Investments (Pty) Ltd	Cape Town (ZA)	6	100.00	Abengoa Solar Investments 2 LLC	(*)	(1)	-
Kai Garib O&M (Pty) Ltd	Cape Town (ZA)	0	100.00	Abengoa Solar Power South Africa(Pty) Ltd	(*)	(1)	-
Kai Garib Solar (Pty) Ltd	Cape Town (ZA)	0	100.00	Kai Garib Investments (Pty) Ltd	(*)	(1)	-
Kaxu CSP O&M Company (Pty) Limited	Gauteng (ZA)	0	92.00	Abengoa Solar Power South Africa (Pty) Ltd.	-	(3)	B
Kaxu CSP South Africa (Proprietary) Limited	Gauteng (ZA)	1,061	51.00	Solar Power PV South Africa (Pty) Ltd.	-	(3)	B
Khi CSP O&M Company (Pty) Limited	Gauteng (ZA)	-	92.00	Abengoa Solar Power South Africa (Pty) Ltd.	-	(3)	B
Khi CSP South Africa (Proprietary) Limited	Gauteng (ZA)	637	51.00	Solar Power PV South Africa (Pty) Ltd.	-	(3)	B
Khunab Investments (Pty) Ltd	Cape Town (ZA)	6	100.00	Abengoa Africa Investment LLC	(*)	(1)	-
Khunab O&M (Pty) Ltd	Cape Town (ZA)	0	100.00	Abengoa Solar Power South Africa(Pty) Ltd	(*)	(1)	-
Khunab Solar (Pty) Ltd	Cape Town (ZA)	0	100.00	Khunab Investments (Pty) Ltd	(*)	(1)	-
Kitten, S.A.	Montevideo (UY)	15	100.00	Teyma Uruguay, S.A.	-	(1)	-
Las Cabezas Fotovoltaica, S.L.	Seville (SP)	8,164	100.00	Abengoa Solar España, S.A./Abengoa Solar, S.A.	-	(3)	B
Latifox, S.A.	Montevideo (UY)	35	100.00	Balofix, S.A.	-	(1)	-
Linares Fotovoltaica, S.L.	Seville (SP)	3,271	100.00	Abengoa Solar España, S.A./Abengoa Solar, S.A.	-	(3)	B
Londrina Transmissora De Energia, S.A.	Rio de Janeiro (BR)	40,019	100.00	Abengoa Concessoes Brasil Holding, S.A./Abengoa Construçao Brasil, Ltda.	-	(2)	B
Mallorca Desenvolvimentos Solares Ltda.	Rio de Janeiro (BR)	2	100.00	Abengoa Solar Brasil Desenvolvimientos Solares Ltda./ Abengoa Solar Internacional, S.A.	-	(3)	-
Manaus Constructora Ltda	Rio de Janeiro (BR)	-	50.50	Abengoa Construçao Brasil, Ltda.	-	(1)	C
Marismas PV A1, S.L.	Seville (SP)	125	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV A2, S.L.	Seville (SP)	125	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV A3, S.L.	Seville (SP)	125	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-

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Annex I – Subsidiary companies included in the 2015 consolidation perimeter using the global integration method (continuation)

		Shareholding					
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	Activity (see Page 5)	Auditor
Marismas PV A4, S.L.	Seville (SP)	125	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV A5, S.L.	Seville (SP)	125	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV A6, S.L.	Seville (SP)	125	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV A7, S.L.	Seville (SP)	125	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV A8, S.L.	Seville (SP)	125	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV A9, S.L.	Seville (SP)	125	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV A10, S.L.	Seville (SP)	125	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV A11, S.L.	Seville (SP)	125	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV A12, S.L.	Seville (SP)	125	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV A13, S.L.	Seville (SP)	125	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV A14, S.L.	Seville (SP)	125	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV A15, S.L.	Seville (SP)	125	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV A16, S.L.	Seville (SP)	125	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV A17, S.L.	Seville (SP)	125	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV A18, S.L.	Seville (SP)	125	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV B1, S.L.	Seville (SP)	125	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV B2, S.L.	Seville (SP)	125	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV B3, S.L.	Seville (SP)	125	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV B4, S.L.	Seville (SP)	125	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV B5, S.L.	Seville (SP)	125	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV B6, S.L.	Seville (SP)	125	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV B7, S.L.	Seville (SP)	125	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV B8, S.L.	Seville (SP)	125	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV B9, S.L.	Seville (SP)	125	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV B10, S.L.	Seville (SP)	125	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV B11, S.L.	Seville (SP)	125	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV B12, S.L.	Seville (SP)	125	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV B13, S.L.	Seville (SP)	125	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV B14, S.L.	Seville (SP)	125	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV B15, S.L.	Seville (SP)	125	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV B16, S.L.	Seville (SP)	125	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV B17, S.L.	Seville (SP)	125	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV B18, S.L.	Seville (SP)	125	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV C1, S.L.	Seville (SP)	125	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV C2, S.L.	Seville (SP)	125	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV C3, S.L.	Seville (SP)	125	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV C4, S.L.	Seville (SP)	125	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV C5, S.L.	Seville (SP)	125	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV C6, S.L.	Seville (SP)	125	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV C7, S.L.	Seville (SP)	125	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV C8, S.L.	Seville (SP)	125	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV C9, S.L.	Seville (SP)	125	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV C10, S.L.	Seville (SP)	125	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV C11, S.L.	Seville (SP)	125	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV C12, S.L.	Seville (SP)	125	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV C13, S.L.	Seville (SP)	125	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-

ABENGOA Consolidated financial statements

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Annex I – Subsidiary companies included in the 2015 consolidation perimeter using the global integration method (continuation)

		Shareholding					
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	Activity (see Page 5)	Auditor
Marismas PV C14, S.L.	Seville (SP)	125	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV C15, S.L.	Seville (SP)	125	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV C16, S.L.	Seville (SP)	125	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV C17, S.L.	Seville (SP)	125	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV C18, S.L.	Seville (SP)	125	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV E1, S.L.	Seville (SP)	125	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV E2, S.L.	Seville (SP)	125	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV E3, S.L.	Seville (SP)	125	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Mars Energy LLC	Lakewood (USA)	1	100.00	Abengoa Solar LLC	(*)	(1)	-
Marudhara Akshay Urja Private Limited	Maharashtra (IN)	35	100.00	Abengoa Solar India Private Limited/Abengoa Solar Internacional. S.A.	-	(3)	B
Marusthal Green Power Private Limited	Maharashtra (IN)	35	100.00	Abengoa Solar India Private Limited/Abengoa Solar Internacional, S.A.	-	(3)	B
McTaggart Infraco 1(Pty) Ltd	Cape Town (ZA)	0	100.00	Solar Power PV South Africa Pty Ltd	(*)	(1)	-
NEA Solar Development, S.A.	Seville (SP)	61	100.00	Abengoa Solar, S.A /Abengoa Solar España, S.A.	-	(1)	-
NEA Solar Investments, LLC.	Delaware (US)	-	100.00	Abengoa Solar LLC.	-	(1)	-
NEA Solar O&M Holdings LLC	Delaware (US)	-	100.00	Abengoa Solar, LLC	-	(1)	-
NEA Solar Operation and Manteinance, Ltd	Tel Aviv (IL)	-	100.00	NEA Solar O&M Holdings, LLC.	-	(1)	-
NEA Solar Power, Ltd.	Ashalim (IL)	-	100.00	NEA Solar Investments, LLC	-	(1)	B
NEA Solar Power, S.A.	Seville (SP)	61	100.00	Abengoa Solar, S.A /Abengoa Solar España, S.A.	-	(1)	-
Negocios Industriales y Comerciales, S.A. (Nicsa)	Madrid (SP)	1,791	100.00	Abencor, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.	-	(1)	B
Nicefield S.A	Uruguay (UY)	12	100.00	Giomper, S.A.	-	(5)	B
Nicsa Asia Pacific Private Limited	Singapur (SG)	-	100.00	Negocios Industriales y Comerciales, S.A.	-	(1)	C
Nicsa Chile, SpA.	Santiago de Chile (CL)	-	100.00	Nicsa Perú, S.A.	(*)	(1)	-
Nicsa Colombia, SAS	Bogotá (CO)	-	100.00	Negocios Industriales y Comerciales, S.A. (Nicsa)	-	(1)	-
Nicsa Fornecimiento de Materiais Eléctricos, Ltda.	Rio de Janeiro (BR)	5,152	100.00	Abeinsa Ingeniería y Construcción Industrial, S.A./Negocios Industriales y Comerciales, S.A.	-	(1)	-
Nicsa Industrial Supplies South Africa (Pty) Ltd.	Upington (ZA)	-	100.00	Negocios Industriales y Comerciales, S.A. (Nicsa)	-	(1)	C
Nicsa Industrial Supplies, LLC.	Texas (US)	857	100.00	Abeinsa, LLC.	-	(1)	-
Nicsa Perú, S.A.	Lima (PE)	561	100.00	Negocios Industriales y Comerciales, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.	-	(1)	-
Nicsa Sanayi Malzemeleri Limited Sirketi	Estambul (TR)	3	100.00	Negocios Industriales y Comerciales, S.A.	(*)	(1)	-
Nicsamex, S.A. de C.V.	Mexico D.F. (MX)	4	100.00	Negocios Industriales y Comerciales, S.A./Abengoa México, S.A. de C.V.	-	(1)	B
Omega Chile SpA	Santiago de Chile (CL)	2	100.00	Omega Sudamérica, S.L.	-	(1)	-
OMEGA Operação e Manutenção de Linhas de Transmissão, S.A.	Rio de Janeiro (BR)	175	100.00	Omega Sudamérica, S.L./Abengoa Construçao Brasil, Ltda.	-	(1)	-
Omega Perú Operación y Mantenimiento S.A.	Lima (PE)	-	100.00	Omega Sudamérica S.L./Abengoa Perú S.A.	-	(1)	B
Omega Sudamérica, S.L	Seville (SP)	3	100.00	Instalaciones Inabensa, S.A./ASA Iberoamérica S.A.	-	(1)	-
Operación y Mantenimiento Uruguay, S.A.	Montevideo (UY)	2	100.00	Omega Sudamérica, S.L	-	(5)	-
Pichirropulli Transmisora de Energía S.A	Santiago de Chile (CL)	1	100.00	Abengoa Chile S.A	(*)	(1)	-
Power & Railway Solutions, S.L.	Seville (SP)	3	100.00	Instalaciones Inabensa, S.A.	-	(1)	-
Power Structures Inc.	Delaware (US)	-	100.00	Abeinsa, LLC.	-	(1)	-
Presentel, S.A.	Montevideo (UY)	-	100.00	Abencor Suministros, S.A.	-	(1)	-
Procesos Ecológicos Carmona 1, S.A.	Seville (SP)	63	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Procesos Ecológicos, S.A.	-	(1)	-
Procesos Ecológicos Carmona 2, S.A.	Seville (SP)	90	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Procesos Ecológicos, S.A.	-	(1)	-
Procesos Ecológicos Carmona 3, S.A.	Seville (SP)	60	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Procesos Ecológicos, S.A.	-	(1)	-
Procesos Ecológicos Lorca 1, S.A.	Seville (SP)	180	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Procesos Ecológicos, S.A.	-	(1)	-
Procesos Ecológicos Vilches, S.A.	Seville (SP)	1,299	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Procesos Ecológicos, S.A.	-	(5)	B
Procesos Ecológicos, S.A.	Seville (SP)	657	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	-	(1)	-
Promotora Serabén de Servicios Corporativos, S.A. de C.V.	Mexico D.F. (MX)	3	100.00	Abener Mexico S.A. de C.V./Abengoa Mexico S.A. de C.V.	-	(1)	-
Puerto Real Cogeneración, S.A.	Seville (SP)	176	99.10	Abeinsa Asset Management, S.L.	-	(5)	B
PV Atacama Dos, S.A	Santiago de Chile (CL)	0	100.00	PV Atacama Inversiones Dos, SpA/ Abengoa Solar Chile, SpA	-	(3)	-
PV Atacama Tres S.A	Santiago de Chile (CL)	2	100.00	Abengoa Solar Chile, SpA / PV Atacama Inversiones Dos	(*)	(3)	-
PV Atacama Inversiones Uno, SpA	Santiago de Chile (CL)	2	100.00	Abengoa Solar Chile, SpA	-	(1)	-
PV Atacama Inversiones Dos, SpA	Santiago de Chile (CL)	2	100.00	Abengoa Solar Chile, SpA	-	(1)	-
Qingdao Befesa Agua Co., Ltd	Qingdao (CH)	1,609	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Codesa, S.A.	-	(1)	B
Rajasthan Photon Energy Pvt Ltd	Maharashtra (IN)	35	100.00	Abengoa Solar India	-	(3)	B

ABENGOA Consolidated financial statements

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Annex I – Subsidiary companies included in the 2015 consolidation perimeter using the global integration method (continuation)

		Shareholding					
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	Activity (see Page 5)	Auditor
				Private Limited/Abengoa Solar Internacional, S.A.			
Royalla PV Pty Ltd.	Brisbane (AU)	22	100.00	Abengoa Solar Internacional, S.A.	-	(3)	-
Sao Mateus Transmissora de Energia, Ltda.	Rio de Janeiro (BR)	58,863	76.00	Abengoa Concessoes Brasil Holding, S.A./Abengoa Construçao Brasil, Ltda.	-	(2)	B
Saturn Energy LLC	Lakewood (USA)	1	100.00	Abengoa Solar LLC	(*)	(1)	-
Servicios Administrativos Tabasco, S.A. de C.V.	Tabasco (MX)	-	100.00	Servicios Auxiliares de Administración, S.A. de C.V./ Abengoa México, S.A. de CV	-	(1)	-
Servicios Auxiliares de Administración, S.A. de C.V.	Mexico D.F. (MX)	3	100.00	Abengoa México, S.A. de C.V./Abengoa, S.A.	-	(1)	B
Servicios de Ingeniería IMA, S.A.	Santiago de Chile (CL)	4,823	94.08	Abengoa Chile, S.A.	-	(1)	B
Servicios Integrales de Mantenimiento y Operación, S.A. (Simosa)	Seville (SP)	1,185	100.00	Negocios Industriales y Comerciales, S.A./Abengoa, S.A.	-	(1)	C
Siema Factory Holding, AG	Zug (SZ)	9,353	100.00	Siema Investment, S.L.	-	(1)	C
Siema Investment, S.L.U.	Seville (SP)	7,000	100.00	Siema Technologies, S.L	-	(1)	-
Siema Technologies, S.L.	Seville (SP)	24,297	100.00	Abengoa, S.A./Siema AG	-	(1)	B
Simosa Brasil, S.A.	Rio de Janeiro (BR)	-	100.00	Abengoa Construçao Brasil, Ltda./Inabensa Rio Ltda	-	(1)	-
Simosa I.T., S.A	Seville (SP)	61	100.00	Abengoa, S.A./Simosa, S.A.	-	(1)	B
Simosa IT Uruguay S.A.	Montevideo (UY)	2	100.00	Simosa IT, S.A.	-	(1)	B
Simosa IT US, LLC	Missouri (US)	0	100.00	Simosa IT, S.A.	-	(1)	C
Simosa UY S.A	Montevideo (UY)	3	100.00	Abeinsa, Ingeniería y Construcción Industrial, S.A.	-	(1)	-
Sinalan, S.A.	Montevideo (UY)	4	100.00	Teyma Forestal, S.A.	-	(1)	-
Sistemas de Desarrollo Sustentables S.A. De C.V.	Mexico D.F. (MX)	4,496	65.00	Abengoa Servicios Industriales, S.A./Abengoa México, S.A. de CV	-	(1)	B
Sociedad Inversora en Energía y Medioambiente, S.A. (Siema)	Seville (SP)	93,008	100.00	Abengoa, S.A./Negocios Industriales y Comerciales, S.A.	-	(1)	B
Sociedad Inversora Líneas de Brasil, S.L. (ETVE)	Seville (SP)	12,798	100.00	Asa Iberoamérica, S.L.	-	(1)	B
Société d'Eau Déssalée d'Agadir (SEDA)	Agadir (MA)	2,710	50.94	Abengoa Water Agadir, S.L.U.	-	(4)	-
Solaben Electricidad Diez, S.A.	Cáceres (SP)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.	-	(3)	-
Solar Power Plant One	Argel (DZ)	42,111	51.00	Abener Energía, S.A.	-	(3)	C
Solar Power PV South Africa (Pty) Ltd.	Gauteng (ZA)	173	100.00	Abengoa Solar South Africa (Pty) Ltd.	-	(3)	B
Solnova Electricidad Dos, S.A.	Seville (SP)	5,360	100.00	Abengoa Solar España, S.A./Abengoa Solar, S.A.	-	(3)	-
Solargate Electricidad Tres , S.A.	Seville (SP)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.	-	(3)	-
Solargate Electricidad Cuatro , S.A.	Seville (SP)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.	-	(3)	-
Solnova Electricidad Cinco, S.A.	Seville (SP)	4,315	100.00	Abengoa Solar España, S.A./Abengoa Solar, S.A.	-	(3)	-
Solnova Electricidad Seis , S.A.	Seville (SP)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar NT,	-	(3)	-

		Shareholding					
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	Activity (see Page 5)	Auditor
				S.A.			
Son Rivieren (Pty) Limited	Gauteng (ZA)	549	100.00	South Africa Solar Investment, S.L.	-	(1)	B
South Africa Solar Investments, S.L.	Seville (SP)	104,837	100.00	Abengoa Solar Internacional, S.A./ Abengoa Solar, S.A.	-	(1)	B
South Africa Solar Ventures, S.L.	Seville (SP)	50	100.00	Abengoa Solar Internacional, S.A./Abengoa Solar Ventures, S.A	-	(1)	-
Subestaciones 611 Baja California, S.A. De C.V.	Mexico D.F. (MX)	1	100.00	Abengoa México, S.A. de C.V./Abengoa, S.A	-	(1)	-
Tairol, S.A.	Montevideo (UY)	-	100.00	Talentir, S.A.	-	(1)	-
Talentir, S.A.	Montevideo (UY)	1	100.00	Enertey, S.A./ Instalaciones Inabensa, S.A.	-	(1)	-
Tarefix S.A	Delaware (US)	1	92.00	Asa Investment, AG ZUG	-	(1)	-
Tenes Lylmyah	Dely Ibrahim (DZ)	19,803	51.00	Befesa Aguas Tenes, S.L.	-	(4)	C
Teyma Abengoa, S.A.	Buenos Aires (AR)	51,858	100.00	Asa Investment, AG ZUG/Asa Iberoamérica, S.L./Abengoa, S.A.	-	(1)	B
Teyma Construction USA, LLC.	Arizona (US)	1	100.00	Abeinsa, LLC.	-	(1)	-
Teyma Forestal, S.A.	Montevideo (UY)	5,304	100.00	Balofix, S.A.	-	(1)	B
Teyma Gestión Ambiental, S.A	Montevideo (UY)	18	100.00	Teyma Medioambiente, S.A.	-	(1)	C
Teyma India Private Limited	Mumbai (IN)	1,518	100.00	Teyma Gestión de Contratos de Construcción e Ingeniería, S.A. / Teyma Internacional S.A.	-	(1)	B
Teyma Internacional, S.A.	Montevideo (UY)	19	100.00	Teyma Uruguay Holding, S.A.	-	(1)	B
Teyma Medio Ambiente, S.A.	Montevideo (UY)	19	100.00	Teyma Sociedad de Inversión, S.A.	-	(1)	B
Teyma Middle East, S.L.	Seville (SP)	3	100.00	Teyma, S.A. /Teyma Int., S.A. /Ábacus Project Management Inc./Teyma Uruguay, S.A.	-	(1)	-
Teyma Paraguay, SA.	Asunción (PY)	-	100.00	Teyma Internacional, S.A.	-	(1)	-
Teyma Sociedad de Inversión, S.A.	Montevideo (UY)	15,833	92.00	Abeinsa Inversiones Latam, S.L.	-	(1)	B
Teyma South Africa (Pty) Ltd.	Upington (ZA)	80	100.00	Teyma Gestión de Contratos de Construcción e Ingeniería, S.A.	-	(1)	-
Teyma Uruguay ZF, S.A.	Montevideo (UY)	3,809	100.00	Teyma Uruguay, S.A.	-	(1)	B
Teyma Uruguay, S.A.	Montevideo (UY)	5,007	97.00	Teyma Sociedad de Inversión, S.A.	-	(1)	B
Teyma USA & Abener Engineering and Construction Services Partnership	Missouri (US)	16,763	100.00	Teyma Construction USA, LLC/Abener Construction Services, LLC.	-	(1)	-
Teyma, Gestión de Contratos de Construcción e Ingeniería, S.A.	Seville (SP)	55	92.00	Abeinsa Ingeniería y Construcción Industrial, S.A.	-	(1)	B
Transportadora Bahía Blanca S.A.	Buenos Aires (AR)	2	100.00	Abengoa S.A./Teyma Abengoa S.A.	-	(2)	-
Transportadora Cuyana, S.A.	Buenos Aires (AR)	3	100.00	Teyma Abengoa, S.A./Abengoa, S.A.	-	(1)	B
Transportadora del Norte, S.A.	Buenos Aires (AR)	-	100.00	Abengoa, S.A./Teyma Abengoa, S.A.	-	(1)	B
Transportadora Mar del Plata S.A.	Buenos Aires (AR)	5	70.00	Teyma Abengoa, S.A./ Abengoa, S.A.	-	(1)	-
Transportadora Rio Coronda, S.A.	Buenos Aires (AR)	-	100.00	Teyma Abengoa, S.A./Abengoa, S.A.	-	(1)	B
Transportadora Rio de la Plata, S.A.	Buenos Aires	-	100.00	Teyma Argentina,	-	(1)	-

ABENGOA Consolidated financial statements

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Annex I – Subsidiary companies included in the 2015 consolidation perimeter using the global integration method (continuation)

		Shareholding					
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	Activity (see Page 5)	Auditor
	(AR)			S.A./Abengoa, S.A.			
Transportadora Riojana S.A.	Buenos Aires (AR)	7	100.00	Teyma Abengoa S.A. / Abengoa S.A.	(*)	(1)	-
Turbogenerador Madero 7, S.A. de C.V.	Mexico D.F. (MX)	3	100.00	Abener Energ., S.A./ Teyma, Gest. Cont. Const. e Ing., S.A./Abengoa México, S.A. de C.V.	-	(1)	-
Unidad Punta de Rieles, S.A.	Montevideo (UY)	21	85.00	Teyma Uruguay, S.A./ Instalaciones Inabensa, S.A.	-	(5)	B
Venus Energy LLC	Lakewood (USA)	1	100.00	Abengoa Solar LLC	(*)	(1)	-
Vista Ridge Regional Water Supply Corporation	Texas (US)	-	100.00	Abengoa Vista Ridge, LLC.	-	(4)	-
Waste to Energy Suppliers San Jose, S.A.	Costa Rica (CR)	-	100.00	Abeinsa Inf. de Medio Ambiente, S.A./Teyma, Gestión de Contratos e Ingeniería, S.A.	-	(1)	-
XiNa CSP South Africa (Pty) Ltd	Gauteng (ZA)	15,500	100.00	South Africa Solar Investments, S.L.	-	(1)	B
XiNa Operations and Maintenance Company (Pty) Ltd	Cape Town (ZA)	-	92.00	Abengoa Solar Power South Africa (Pty) Ltd.	-	(1)	-
Zero Emissions Technologies, S.A. (Zeroemissions)	Seville (SP)	60	100.00	Abeinsa Ingeniería y Construcción Industrial, S.A./Abengoa Hidrógeno, S.A.	-	(1)	B
Zeroemissions (Beijing) Technology Consulting Service Co. Ltd	Beijing (CN)	99	100.00	Zero Emissions Technologies, S.A./Zeroemissions Carbon Trust, S.A.	-	(1)	-
Zeroemissions Carbon Trust, S.A	Seville (SP)	125	100.00	Zeroemissions Technologies, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.	-	(1)	B
Zona Norte Engenharia, Manutenção e Gestão De Serviços, S.A. Spe.	Manaus (BR)	33,578	60.00	Abengoa Concessões Brasil Holding, S.A.	-	(5)	B

Shareholding capital cost is calculated using the current closing year exchange rate

(*) Companies incorporated or acquired and consolidated for the first time in the year.

(1) Operating segment activities area: Engineering and Construction.
(2) Operating segment activities area: Transmission.
(3) Operating segment activities area: Solar.
(4) Operating segment activities area: Water.
(5) Operating segment activities areae: Cogeneration .
(6) Operating segment activities area: Bioenergy.

A Audited by PricewaterhouseCoopers Auditores.
B Audited by Deloitte.
C Audited by others auditors .

ABENGOA Consolidated financial statements

Page 130

Annual Report 2015

Annex II – Associated companies and Joint Ventures included in the 2015 consolidation perimeter using the participation method

Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	(**)	Activity	Auditor
Abeinsa Energy and Water Contracting LLC	Abu-Dhabi (AE)	-	49.00	Abener Energía S.A / Abeinsa Infraestructuras Medio Ambiente, S.A	(*)		(1)	-
Abengoa Cogeneración Tabasco, S. de R.L. de C.V.	Mexico D.F. (MX)	4,234.98	100.00	ACT Holdings, S.A. de C.V.	-		(7)	-
Abengoa Concessions Infrastructure, S.L.	Seville (SP)	775,240.61	100.00	Abengoa Yield Plc./ Sociedad Inversora en Energía y Medioambiente, S.A. (Siema)	-		(7)	-
Abengoa Concessions Perú, S.A.	Lima (PE)	241,134.00	100.00	Abengoa Yield Plc./Abengoa Perú, S.A.	-		(7)	-
Abengoa Projects Warehouse I, LLP	London (GB)	369,250.59	45.00	Abengoa PW I Investmens, S.L.	(*)	(**)	(1)	-
Abengoa Solar Holdings USA Inc.	Colorado (US)	350,021.17	100.00	Abengoa Yield Plc.	-		(7)	-
Abengoa Solar South Africa (Pty) Ltd.	Cape Town (ZA)	42,762.47	100.00	Abengoa Yield Plc.	-		(7)	B
Abengoa Solar US Holdings Inc.	Colorado (US)	292,717.85	100.00	Abengoa Yield Plc.	-		(7)	-
Abengoa Transmisión Norte, S.A.	Lima (PE)	224,143.34	100.00	Abengoa Concessions Perú, S.A./ Abengoa Concessions Infrastructure, S.L.	-		(7)	-
Abengoa Transmisión Sur, S.A.	Lima (PE)	93,552.65	100.00	Abengoa Concessions Perú, S.A./Abengoa Transmisión Norte, S.A.	-		(7)	-
Abengoa Yield Plc.	Leeds (GB)	902,537.30	41.86	Abengoa Concessions Investments Ltd.	-		(7)	-
ABY Servicios Corporativos, S.L.	Seville (SP)	5,048.12	100.00	Abengoa Yield Plc./ Abengoa Concessions Infrastructure, S.L.	-		(7)	-
ACT Holdings, S.A. de C.V.	Mexico D.F. (MX)	90,722.85	100.00	Abengoa Yield Plc./Servicios Auxiliares de Administración, S.A. de C.V.	-		(7)	-
Agua y Gestión de Servicios Ambientales, S.A.	Seville (SP)	3,561.75	41.54	Abengoa Water, S.L.	-		(4)	-
Aguas de Skikda	Argel (DZ)	10,810.71	51.00	Geida Skikda, S.L.	-		(7)	C
Al Osais-Inabensa Co. Ltd	Dammam (SA)	490.67	50.00	Inabensa Saudi Arabia, LLC	-	(**)	(1)	B
APW Brasil Fondo de Investimento Em Participacoes	Sao Paulo (BR)	201,913.26	100.00	APW I Brazil Holdings I, Llc / APW I Brazil Holdings II,Llc/ APW I Brazil Holdings III, Llc	(*)	(**)	(1)	-
APW I Brazil Holdings I, Llc	Delaware (US)	55,527.07	100.00	APW UK, Llp	(*)	(**)	(1)	-
APW I Brazil Holdings II, Llc	Delaware (US)	55,527.07	100.00	APW UK, Llp	(*)	(**)	(1)	-
APW I Brazil Holdings III, Llc	Delaware (US)	90,861.89	100.00	APW UK, Llp	(*)	(**)	(1)	-
APW I Spain, S.L.	Seville (SP)	349,718.24	100.00	Abengoa Projects Warehouse I, LLP	-	(**)	(1)	-
Arizona Solar One, LLC	Colorado (US)	474,620.43	100.00	ASO Holdings Company, LLC	-	-	(7)	-
Ashalim Thermo Solar Management, Ltd.	Tel Aviv (IL)	-	50.00	Abener Energía, S.A./ Teyma, Gestión de Contratos de Construcción e Ingeniería, S.A.	-	(**)	(1)	-
ASO Holdings Company, LLC	Colorado (US)	255,954.91	(***)	Abengoa Solar US Holdings Inc.	-	-	(7)	-
ATE VIII Transmissora de Energia, S.A.	R. de Janeiro (BR)	9,324.40	50.00	Abengoa Concessoes Brasil Holding, S.A.	-	(**)	(2)	B
ATN 2, S.A.	Lima (PE)	17,511.91	100.00	Abengoa Transmisión Norte, S.A./ Abengoa Yield Plc.	-	-	(7)	B
Basor México, S.A.P.I. de C.V.	Mexico D.F. (MX)	12.27	50.00	Nicsamex, S.A. de C.V.	-	(**)	(1)	-
Cadonal, S.A.	Montevideo (UY)	34,490.78	100.00	Holding Energía Eólica, S.A	-	-	(7)	B
Carpio Solar Inversiones, S.A.	Seville (SP)	58,587.64	100.00	Abengoa Concessions Infrastructure, S.L.	-	-	(7)	-
Chennai O&M, JV Private Limited	Chennai (India)	0.00	50.00	Abengoa Water, S.L.	-	(**)	(1)	-
Chennai Water Desalination Limited	Chennai (IN)	7,085.62	25.00	Abengoa Water, S.L.	-	-	(4)	-
Coaben, S.A. de C.V.	Mexico D.F. (MX)	1.45	50.00	Abengoa México S.A. de C.V./Instalaciones Inabensa, S.A.	-	(**)	(1)	B
Cogeneración Motril, S.A.	Granada (SP)	0.00	19.00	Abeinsa Asset Management, S.L.	-	-	(5)	-
Concecutex, S.A. de C.V.	Toluca (MX)	6,687.15	50.00	Abengoa México, S.A. de C.V.	-	(**)	(5)	B
Concesionaria Costa del Sol S.A.	Málaga (SP)	4,584.80	50.00	Instalaciones Inabensa, S.A.	-	(**)	(5)	B

Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	(**)	Activity	Auditor
Concesionaria Hospital del Tajo, S.A.	Madrid (SP)	944.00	20.00	Instalaciones Inabensa, S.A.	-	-	(5)	C
Consorcio Teyma M y C, Ltda.	Montevideo (UY)	10.00	49.90	Abengoa Chile, S.A.	-	-	(1)	-
CSP Atacama Inversiones Uno, SpA	Santiago de Chile (CL)	2.68	100.00	APW I Spain, S.L	-	(**)	(1)	B
CSP Atacama Uno, S.A.	Santiago de Chile (CL)	2.49	100.00	APW I Spain, S.L./ CSP Atacama Inversiones Uno, SpA	-	(**)	(3)	B
Dalian Xizhong Island Energy Co., Ltd.	Dalian (CN)	108.00	4.68	Abengoa Water Dalian, S.L.U.	(*)	-	(4)	-
Écija Solar Inversiones, S.A	Seville (SP)	65,158.98	100.00	Abengoa Concessions Infrastructure, S.L./Abengoa Solar, S.A.	-	-	(7)	-
Evacuación Valdecaballeros, S.L.	Madrid (SP)	8,983.55	57.14	Solaben Electricidad Uno, Dos, Tres y Seis, S.A.	-	-	(7)	-
Evacuación Villanueva del Rey, S.L.	Seville (SP)	1.66	45.13	Helioenergy Electricidad Uno, Dos y Tres, S.A.	-	(**)	(3)	-
Explotaciones Varias, S.L.	Seville (SP)	2,300.57	50.00	Abengoa, S.A.	-	(**)	(1)	-
Explotadora Hospital del Tajo, S.L.	Madrid (SP)	0.60	20.00	Instalaciones Inabensa, S.A.	-	-	(5)	-
Extremadura Equity Investments Sárl.	Luxemburgo (LU)	258,791.95	100.00	Logrosán Equity Investments Sárl.	-	-	(7)	-
Geida Skikda, S.L.	Madrid (SP)	15,150.11	67.00	Abengoa Concessions Infrastructure, S.L.	-	-	(7)	-
Geida Tlemcen, S.L.	Madrid (SP)	27,311.80	50.00	Abengoa Concessions Infrastructure, S.L.	-	-	(7)	-
Ghenova Ingeniería S.L.	Seville (SP)	1,767.46	20.00	Abener Energía, S.A.	-	-	(1)	-
Green Visión Holding BV	Arnhem (NL)	3,000.00	24.00	Abengoa Hidrógeno, S.A.	-	-	(1)	-
Greentech Water Engineering Company	Pekin (CN)	5,960.00	25.00	Abengoa Water Hong Kong, Co. Limited	-	-	(1)	-
Helioenergy Electricidad Uno, S.A.	Seville (SP)	47,104.59	100.00	Écija Solar Inversiones, S.A.	-	-	(7)	-
Helioenergy Electricidad Dos, S.A.	Seville (SP)	44,130.78	100.00	Écija Solar Inversiones, S.A.	-	-	(7)	-
Helios I Hyperion Energy Investments, S.L.	Seville (SP)	120,739.32	100.00	Hypesol Energy Holding, S.L./Abengoa Solar New Technologies, S.A.	-	-	(7)	-
Helios II Hyperion Energy Investments, S.L.	Madrid (SP)	113,180.95	100.00	Hypesol Energy Holding, S.L./Abengoa Solar New Technologies, S.A.	-	-	(7)	-
Holding de Energía Eólica, S.A.	Montevideo (UY)	38,540.26	100.00	Abengoa Concessions Infrastructure, S.L.	-	-	(7)	B
Hypesol Energy Holding , S.L.	Seville (SP)	254,689.85	100.00	Abengoa Concessions Infrastructure, S.L.	-	-	(7)	-
HZN Manutenção Hospitalar Ltda.	Manaus (BR)	0.08	33.00	Simosa Brasil, S.A.	-	-	(1)	-
Inapreu, S.A.	Barcelona (SP)	2,318.44	50.00	Instalaciones Inabensa, S.A.	-	(**)	(5)	B
Kaxu Solar One (Pty) Ltd.	Gauteng (ZA)	14,799.61	51.00	Abengoa Solar South Africa (Pty) Ltd.	-	-	(7)	B
Khi Solar One (Pty) Ltd	Gauteng (ZA)	10,093.82	51.00	Son Rivieren (Pty) Limited	-	-	(3)	B
Ledincor S.A.	Montevideo (UY)	739.15	49.00	Teyma Forestal, S.A.	-	(**)	(1)	-
Lidelir S.A.	Montevideo (UY)	1,194.90	49.00	Teyma Forestal, S.A.	-	(**)	(1)	-
Logrosán Equity Investments Sárl.	Luxemburgo (LU)	258,787.10	100.00	Logrosán Solar Inversiones Dos, S.L.	-	-	(7)	-
Logrosán Solar Inversiones Dos, S.L.	Seville (SP)	285,991.21	100.00	Abengoa Concessions Infrastructure, S.L.	-	-	(7)	-
Logrosán Solar Inversiones, S.A.	Seville (SP)	147,940.42	100.00	Abengoa Concessions Infrastructure, S.L.	-	-	(7)	-
Micronet Porous Fibers, S.L.	Vizcaya (SP)	3,596.48	50.00	Abengoa Water, S.L.	-	(**)	(1)	-
Mojave Solar Holding, LLC.	Delaware (US)	351,070.10	100.00	Abengoa Solar Holdings USA Inc.	-	-	(7)	-
Mojave Solar LLC	Colorado (US)	351,077.04	100.00	Mojave Solar Holding, LLC.	-	-	(7)	-
Myah Bahr Honaine, S.P.A.	Argel (DZ)	21,432.52	51.00	Geida Tlemcen, S.L.	-	-	(7)	C
Negev Energy - Ashalim Thermo-Solar Ltd.	Tel Aviv (IL)	0.00	50.00	NEA Solar Power, Ltd.	-	(**)	(3)	B

ABENGOA Consolidated financial statements

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Annual Report 2015

Annex II – Associated companies and Joint Ventures included in the 2015 consolidation perimeter using the participation method (continuation)

Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	(**)	Activity	Auditor
Negev Energy Ashalim Operation and Mantainance, Ltd.	Tel Aviv (IL)	0.00	50.00	NEA Solar Operation and Manteinance, Ltd	-	(**)	(1)	B
Negev Energy Finance, Ltd.	Tel Aviv (IL)	0.00	50.00	NEA Solar Power, Ltd.	-	(**)	(1)	B
Palmatir S.A.	Montevideo (UY)	41,853.67	100.00	Abengoa Concessions Infrastructure, S.L.	-	-	(7)	-
Palmucho, S.A.	Santiago de Chile (CL)	2.20	100.00	Abengoa Concessions Infrastructure, S.L./ Abengoa Yield Plc.	-	-	(7)	-
Pectonex (RF) (Pty) Limited	Menlo Park (ZA)	8,550.66	100.00	Kaxu Solar One (Pty) Ltd./ Xina Solar One (Rf) (Pty), Ltd.	-	-	(7)	-
PV Atacama Uno, S.A	Santiago de Chile (CL)	1.83	100.00	APW I Spain, S.L / CSP Atacama Inversiones Uno, SpA	-	(**)	(3)	B
Rio Huan Solar Co., Ltd	Mongolia (CN)	1,486.00	55.00	Rioglass Solar Holding, S.A.	(*)	-	(1)	-
Rioglass Solar Chile, S.A.	Santiago de Chile (CL)	1.31	100.00	Rioglass Solar Holding, S.A	-	-	(1)	-
Rioglass Solar Dos, S.A.	Asturias (SP)	60.20	100.00	Rioglass Solar Holding, S.A.	-	-	(1)	B
Rioglass Solar Holding, S.A	Asturias (SP)	4,497.62	49.99	Abengoa Solar, S.A.	-	-	(1)	B
Rioglass Solar Inc.	Delaware (US)	9,391.43	100.00	Rioglass Solar Holding, S.A.	-	-	(1)	B
Rioglass Solar Internacional	Brussels (BE)	61.50	100.00	Rioglass Solar Holding, S.A./Rioglass Solar, S.A.	-	-	(1)	-
Rioglass Solar Systems, Ltd.	Tel Aviv (IL)	0.00	100.00	Rioglass Solar Holding, S.A.	-	-	(1)	-
Rioglass Solar, S.A	Asturias (SP)	6,906.00	100.00	Rioglass Solar Holding, S.A.	-	-	(1)	B
Rioglass South Africa (Lty) Ltd.	Upington (ZA)	60.00	100.00	Rioglass Solar Holding, S.A.	-	-	(1)	B
Sanlúcar Solar, S.A.	Seville (SP)	32,848.50	100.00	Abengoa Concessions Infrastructure, S.L.	-	-	(7)	-
Servicios Culturales Mexiquenses, S.A. de C.V.	Toluca (MX)	0.67	50.00	Abengoa México, S.A. de C.V./ Instalaciones Inabensa, S.A.	-	(**)	(1)	B
Shams Power Company PJSC	Abu-Dhabi (AE)	205.06	40.00	Total Abengoa Solar Emirates Investment Company, BV	-	-	(3)	-
Solaben Electricidad Uno, S.A.	Cáceres (SP)	131,105.93	100.00	Extremadura Equity Investments Sárl.	-	-	(7)	B
Solaben Electricidad Dos, S.A.	Cáceres (SP)	62,687.94	70.00	Abengoa Solar España, S.A./ Logrosán Solar Inversiones, S.A.	-	-	(7)	-
Solaben Electricidad Tres, S.A.	Cáceres (SP)	62,401.36	70.00	Abengoa Solar España, S.A./ Logrosán Solar Inversiones, S.A.	-	-	(7)	-
Solaben Electricidad Seis, S.A.	Badajoz (SP)	127,681.03	100.00	Extremadura Equity Investments Sárl.	-	-	(7)	B
Solaben Luxembourg S.A	Luxemburgo	14,216.88	100.00	Logrosán Solar Inversiones Dos, S.A.	(*)	-	(7)	-
Solacor Electricidad Uno, S.A.	Seville (SP)	57,902.31	74.00	Carpio Solar Inversiones, S.A.	-	-	(7)	-
Solacor Electricidad Dos, S.A.	Seville (SP)	58,476.55	74.00	Carpio Solar Inversiones, S.A.	-	-	(7)	-
Solar Processes, S.A.	Seville (SP)	35,892.48	100.00	Abengoa Concessions Infrastructure, S.L.	-	-	(7)	-
SolelAben EPC Ashalim, L.P.	Tel Aviv (IL)	-	50.00	Abener Energía, S.A./ Teyma, Gestión de Contratos de Construcción e Ingeniería, S.A.	-	(**)	(1)	-
Solnova Electricidad Cuatro, S.A.	Seville (SP)	28,963.96	100.00	Solnova Solar Inversiones, S.A /Instalaciones Inabensa, S.A.	-	-	(7)	-
Solnova Electricidad Tres, S.A.	Seville (SP)	30,110.30	100.00	Solnova Solar Inversiones, S.A./Instalaciones Inabensa, S.A.	-	-	(7)	-
Solnova Electricidad, S.A.	Seville (SP)	30,985.82	100.00	Solnova Solar Inversiones, S.A./Instalaciones Inabensa, S.A.	-	-	(7)	-
Solnova Solar Inversiones, S.A	Seville (SP)	0.00	100.00	Abengoa Concessions Infrastructure, S.L.	-	-	(7)	-
SRC Nanomaterials, S.A	Asturias (SP)	500.00	50.00	Rioglass Solar, S.A.	-	(**)	(3)	-
Total Abengoa Solar Emirates Investment Company, B.V.	Amsterdam (NL)	17,017.81	50.00	Abengoa Solar Ventures, S.A	-	(**)	(1)	B
Total Abengoa Solar Emirates O&M Company, B.V.	Amsterdam (NL)	165.00	50.00	Abengoa Solar Ventures, S.A.	-	(**)	(3)	B
Transmisora Baquedano, S.A.	Santiago de Chile (CL)	13,044.49	100.00	Abengoa Concessions Infrastructure, S.L./ Abengoa Yield Plc.	-	-	(7)	-
Transmisora Mejillones, S.A.	Santiago de Chile (CL)	9,029.90	100.00	Abengoa Concessions Infrastructure, S.L./ Abengoa Yield Plc.	-	-	(7)	-
TSMC Ingeniería y Contrucción, Ltda.	Santiago de Chile (CL)	12.00	33.30	Abengoa Chile, S.A.	-	-	(1)	-
Xina Solar One (Rf) (Pty), Ltd.	Gauteng (ZA)	22,374.42	40.00	Xina CSP South Africa (Pty) Ltd	-	-	(3)	B

Shareholding capital cost is calculated using the current closing year exchange rate

(*) Companies incorporated or acquired and consolidated for the first time in the year.
(**) Joint ventures included in the consolidation perimeter
(***) Abengoa 100% class B (control), Liberty 100% class A.

(1) Operating segment activities area: Engineering and Construction.
(2) Operating segment activities area: Transmission.
(3) Operating segment activities area: Solar.
(4) Operating segment activities area: Water.
(5) Operating segment activities areae: Cogeneration and others.
(6) Operating segment activities area: Bioenergy.
(7) Operating segment activities area: Yield

A Audited by PricewaterhouseCoopers Auditores.
B Audited by Deloitte (for legal purposes).
C Audited by others auditors (for legal purposes).

ABENGOA Consolidated financial statements

Page 132

Annual Report 2015

Annex III – Temporary Joint Ventures included in the 2015 Consolidation Perimeter using the proportional integration method

		Shareholding					
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	Activity (see Page 2)	Auditor
Acceso Avda Pais Valencia	Alicante (SP)	3.00	50.00%	Instalaciones Inabensa, S.A.		(1)	-
ACE L5	Setubal (PT)	-	44.80%	Instalaciones Inabensa, S.A.		(1)	-
Agencia Andaluza de Energía	Seville (SP)	6.00	35.00%	Instalaciones Inabensa, S.A.		(1)	-
Albalac	Madrid (SP)	2.04	33.34%	Instalaciones Inabensa, S.A.		(1)	-
Almanjayar	Madrid (SP)	1.50	25.00%	Instalaciones Inabensa, S.A.		(1)	-
Almeria	Almeria (SP)	1.50	50.00%	Abengoa Water S.L.		(4)	-
Aparcamiento L`Ordana	Alicante (SP)	4.50	90.00%	Instalaciones Inabensa, S.A.		(1)	-
APCA Inabensa-Abengoa Lote 1	Seville (SP)	6.00	50.00%	Instalaciones Inabensa, S.A.		(1)	-
APCA Inabensa-Abengoa Lote 2	Seville (SP)	6.00	50.00%	Instalaciones Inabensa, S.A.		(1)	-
Argelia	Madrid (SP)	3.00	50.00%	Instalaciones Inabensa, S.A.		(1)	-
Armilla	Seville (SP)	3.00	50.00%	Instalaciones Inabensa, S.A.		(1)	-
Asimel	Madrid (SP)	1.30	25.00%	Instalaciones Inabensa, S.A.		(1)	-
Badaia	Vitoria (SP)	3.00	30.00%	Instalaciones Inabensa, S.A.		(1)	-
Baja California	Seville (SP)	-	100.00%	Inabensa, S.A. /Abener Energía, S.A. /Abeinsa, Ing y Const. Ind., S.A./Serv. Aux. de Admon., S.A. de C.V.		(1)	B
CARE Córdoba	Seville (SP)	12.00	25.00%	Instalaciones Inabensa, S.A.		(1)	-
Cartagena	Murcia (SP)	1.13	37.50%	Abengoa Water S.L.		(4)	-
CEI Huesca	Zaragoza (SP)	0.60	20.00%	Instalaciones Inabensa, S.A.		(1)	-
Cercanias Tren (Camas-Salteras)	Madrid (SP)	1.00	35.00%	Instalaciones Inabensa, S.A.		(1)	-
CGS-ABENGOA	Zaragoza (SP)	2.40	20.00%	Instalaciones Inabensa, S.A.		(1)	-
Circulo Mercantil e Industrial de Sevilla	Seville (SP)	3.00	50.00%	Instalaciones Inabensa, S.A.		(1)	-
Ciudad de la Justicia	Madrid (SP)	1.00	20.00%	Instalaciones Inabensa, S.A.		(1)	-
Consistorio	Madrid (SP)	6.00	30.00%	Instalaciones Inabensa, S.A.		(1)	-
Consorcio Abengoa Colombia	Bogotá (CO)	-	100.00%	Abeinsa Infraestructuras Medio Ambiente, S.A./Abener Energía, S.A./ Abengoa Perú S.A.		(1)	-
Consorcio Abengoa Kipreos Limitada	Santiago (CL)	8.00	50.00%	Abengoa Chile, S.A.		(1)	-
Consorcio Ambiental de la Plata	Montevideo (UY)	0.67	100.00%	Teyma Uruguay, S.A./Teyma Medioambiente S.A.		(1)	-
Consorcio Constructor Alto Cayma	Lima (PE)	-	25.00%	Abengoa Perú, S.A.		(1)	-
Consorcio La Gloria	Lima (PE)	-	50.00%	Abengoa Perú, S.A.		(1)	-
Consorcio Pachacutec	Lima (PE)	-	50.00%	Abengoa Perú, S.A.		(1)	-
CPD Solares UTE	Madrid (SP)	10.00	35.00%	Instalaciones Inabensa, S.A.		(1)	-
CSP Atacama III	Seville (SP)	0.00	100.00%	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería, S.A.	(*)	(1)	-
Edificio ETEA	Zaragoza (SP)	-	40.00%	Instalaciones Inabensa, S.A.		(1)	-
Edificio ITA	Zaragoza (SP)	3.00	30.00%	Instalaciones Inabensa, S.A.		(1)	-
Electrificación Granollers	Madrid (SP)	6.00	20.00%	Instalaciones Inabensa, S.A.		(1)	-
Emvisesa Palacio Exposiciones	Seville (SP)	1.50	25.00%	Instalaciones Inabensa, S.A.		(1)	-
Energía Linea 9	Barcelona (SP)	1.20	20.00%	Instalaciones Inabensa, S.A.		(1)	-

		Shareholding					
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	Activity (see Page 2)	Auditor
Equipamiento Solar Caballeria	Madrid (SP)	1.20	20.00%	Instalaciones Inabensa, S.A.		(1)	-
Facultades	Madrid (SP)	1.00	15.00%	Instalaciones Inabensa, S.A.		(1)	-
Ferial Badajoz	Madrid (SP)	-	25.00%	Instalaciones Inabensa, S.A.		(1)	-
Ferrovial-Agroman Teyma (FAT)	Montevideo (UY)	-	40.00%	Teyma Uruguay, S.A		(1)	-
Fotovoltaica Expo	Zaragoza (SP)	7.00	70.00%	Instalaciones Inabensa, S.A.		(1)	-
Gallur Castejon	Madrid (SP)	2.00	33.33%	Instalaciones Inabensa, S.A.		(1)	-
Giesa Inabensa	Seville (SP)	1.50	50.00%	Instalaciones Inabensa, S.A.	(*)	(1)	-
Guarderia La Nucia	Alicante (SP)	4.50	45.00%	Instalaciones Inabensa, S.A.		(1)	-
H. Campus de la Salud	Seville (SP)	2.40	20.00%	Instalaciones Inabensa, S.A.		(1)	-
Hospital Costa del Sol	Málaga (SP)	10.00	50.00%	Instalaciones Inabensa, S.A.		(1)	-
IB INABENSA (JV) G15	India (IN)	-	100.00%	Inabensa Bharat Private Limited/ Instalaciones Inabensa, S.A.		(1)	-
IB INABENSA (JV) G24	India (IN)	-	100.00%	Inabensa Bharat Private Limited/ Instalaciones Inabensa, S.A.		(1)	-
IB INABENSA (JV) GR177	India (IN)	-	100.00%	Inabensa Bharat Private Limited/ Instalaciones Inabensa, S.A.		(1)	-
IB-PGF-INABEN(JV) GR159 CORE	India (IN)	-	71.00%	Inabensa Bharat Private Limited/ Instalaciones Inabensa S.A.		(1)	-
Inabensa-Jayton Catral	Alicante (SP)	10.00	50.00%	Instalaciones Inabensa, S.A.		(1)	-
Inabensa-Jayton La Nucia	Alicante (SP)	6.00	50.00%	Instalaciones Inabensa, S.A.		(1)	-
Inabensa-Jayton Villajoyosa	Alicante (SP)	3.00	50.00%	Instalaciones Inabensa, S.A.		(1)	-
Inacom	Madrid (SP)	6.00	25.00%	Instalaciones Inabensa, S.A.		(1)	-
Incubadora	Madrid (SP)	1.80	30.00%	Instalaciones Inabensa, S.A.		(1)	-
Inst. Eléctricas Hospital Costa del Sol	Malaga (SP)	3.00	50.00%	Instalaciones Inabensa, S.A.		(1)	-
Instalaciones Hospital VQ	Seville (SP)	6.00	60.00%	Instalaciones Inabensa, S.A.		(1)	-
La Faisanera	Burgos (SP)	4.00	30.00%	Instalaciones Inabensa, S.A.		(1)	-
Libia-Lineas	Seville (SP)	-	50.00%	Instalaciones Inabensa, S.A.		(1)	-
Machupichu	Seville (SP)	6.00	100.00%	Instalaciones Inabensa, S.A. /Abencor Suministros, S.A.		(1)	-
Mantenimiento AVE Energia	Madrid (SP)	0.68	11.27%	Instalaciones Inabensa, S.A.	(*)	(1)	-
Mataporquera	Madrid (SP)	3.00	50.00%	Instalaciones Inabensa, S.A.		(1)	-
Metro Ligero de Granada	Madrid (SP)	6.00	40.00%	Instalaciones Inabensa, S.A.		(1)	-
Mnto.Comunic.Metro L9	Barcelona (SP)	1.00	20.00%	Instalaciones Inabensa, S.A.		(1)	-
Mobiliario La Nucia	Alicante (SP)	5.00	45.00%	Instalaciones Inabensa, S.A.		(1)	-
Norte III	Seville (SP)	0.00	100.00%	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería, S.A.	(*)	(1)	-
Ontoria	Vizcaya (SP)	3.00	50.00%	Instalaciones Inabensa, S.A.		(1)	-
Pabellón Cubierto La Nucia	Alicante (SP)	9.00	45.00%	Instalaciones Inabensa, S.A.		(1)	-
Parque aeronáutico	Seville (SP)	2.00	40.00%	Instalaciones Inabensa, S.A.		(1)	-
Parque Soland	Seville (SP)	3.00	50.00%	Instalaciones Inabensa, S.A.		(1)	-
Patrimonio	Seville (SP)	2.00	35.00%	Instalaciones Inabensa, S.A.		(1)	-

ABENGOA Consolidated financial statements

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Annex III – Temporary Joint Ventures included in the 2015 Consolidation Perimeter using the proportional integration method (continuation)

		Shareholding					
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	Activity (see Page 2)	Auditor
Peaje Irun (Telvent Inabensa)	Bilbao (SP)	-	20.00%	Instalaciones Inabensa, S.A.		(1)	-
Pistas Deportivas La Nucia	Alicante (SP)	1.00	45.00%	Instalaciones Inabensa, S.A.		(1)	-
Preufet Juzgados	Barcelona (SP)	6.00	50.00%	Instalaciones Inabensa, S.A.		(1)	-
Primapen III	Gijón (SP)	6.00	33.00%	Instalaciones Inabensa, S.A.		(1)	-
Rap Fenol	Madrid (SP)	6.00	33.00%	Instalaciones Inabensa, S.A.		(1)	-
Rotonda CV-70	Alicante (SP)	4.50	45.00%	Instalaciones Inabensa, S.A.		(1)	-
S/E Blanes	Madrid (SP)	6.00	33.33%	Instalaciones Inabensa, S.A.		(1)	-
S/E Libia	Madrid (SP)	-	50.00%	Instalaciones Inabensa, S.A.		(1)	-
S/E Sant Adrià	Madrid (SP)	2.00	50.00%	Instalaciones Inabensa, S.A.		(1)	-
Sede Universitaria	Alicante (SP)	4.50	45.00%	Instalaciones Inabensa, S.A.		(1)	-
Seguridad Vial y Tráfico Rodado	Alicante (SP)	9.00	90.00%	Instalaciones Inabensa, S.A.		(1)	-
Semi-Inabensa	Madrid (SP)	3.00	50.00%	Instalaciones Inabensa, S.A.		(1)	-
Sigmacat	Madrid (SP)	2.00	33.00%	Instalaciones Inabensa, S.A.		(1)	-
Silfrasub	Madrid (SP)	2.00	40.00%	Instalaciones Inabensa, S.A.		(1)	-
Silvacat	Madrid(SP)	30.00	35.50%	Instalaciones Inabensa, S.A.		(1)	-
Silvacat II	Madrid(SP)	0.35	35.30%	Instalaciones Inabensa, S.A.	(*)	(1)	-
Sisecat	Madrid (SP)	1.00	20.95%	Instalaciones Inabensa, S.A.		(1)	-
Sisecat II	Madrid (SP)	6.00	20.95%	Instalaciones Inabensa, S.A.		(1)	-
Soterramnet 132 Kv	Barcelona (SP)	2.00	33.34%	Instalaciones Inabensa, S.A.		(1)	-
Suburbano Mexico	Seville (SP)	6.00	100.00%	Instalaciones Inabensa, S.A. /Abeinsa, Ing y Const. Ind., S.A.		(1)	B
Tablada	Seville (SP)	6.00	50.00%	Abengoa Water S.L.		(4)	-
Telar Klitten	Montevideo (UY)	0.88	100.00%	Teyma Uruguay, S.A.		(1)	-
Torre	Bilbao (SP)	6.00	20.00%	Instalaciones Inabensa, S.A.		(1)	-
Torre Isla Cartuja	Seville (SP)	12.00	20.00%	Instalaciones Inabensa, S.A.		(1)	-
Tranvía de Jaén	Seville (SP)	1.00	15.00%	Instalaciones Inabensa, S.A.		(1)	-
Usansolo	Vizcaya (SP)	-	50.00%	Instalaciones Inabensa, S.A.		(1)	-
UTE Abener Teyma Inabensa Atacama I PV	Seville (SP)	-	100.00%	Abener Energía, S.A./Instalaciones Inabensa, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería, S.A.		(1)	-
UTE Alacat	Madrid (SP)	3.00	50.00%	Instalaciones Inabensa, S.A./ Electrificaciones y Montajes Integrales OHL, S.A.		(1)	-
UTE Inabensa-Ansaldo	Madrid (SP)	10.00	40.12%	Instalaciones Inabensa, S.A./Ansaldo STS España SAU		(1)	-
UTE Abeima Teyma Agadir	Seville (SP)	-	100.00%	Abeinsa Infraestructuras Medio Ambiente, S.A./Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería, S.A.		(1)	-
UTE Abeima Teyma Barka	Seville (SP)	-	100.00%	Abeinsa Infraestructuras Medio Ambiente, S.A./Teyma, Gestión de Contratos de Construcción e Ingeniería, S.A.		(1)	-
UTE Abeima Teyma Nungua	Seville (SP)	7.00	100.00%	Abeinsa Infraestructuras Medio Ambiente, S.A./Teyma,		(1)	-
				Gestión de Contratos de Construcción e Ingeniería, S.A.			
UTE Abeima Teyma Zapotillo	Seville (SP)	7.00	100.00%	Abeinsa Infraestructuras Medio Ambiente, S.A./Teyma, Gestión de Contratos de Construcción e Ingeniería, S.A.		(1)	-
UTE Abencor-Inabensa Chilca Montalvo	Seville (SP)	7.00	100.00%	Instalaciones Inabensa, S.A./Abencor Suministros, S.A.		(1)	-
UTE Abener Teyma Inabensa Atacama II PV	Seville (SP)	-	100.00%	Abener Energía, S.A./Instalaciones Inabensa, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería, S.A.		(1)	-
UTE Abener Abengoa Water Sahechores	Seville (SP)	1.80	50.00%	Abener Energía, S.A./ Abengoa Water, S.L.		(4)	-
UTE Abener Befesa Cortés Pallás	Seville (SP)	4.80	100.00%	Abeinsa Infraestructuras Medio Ambiente, S.A. /Abener Energía, S.A.		(1)	-
UTE Abener Inabensa NP Tabasco II	Seville (SP)	-	100.00%	Abener Energía, S.A./Instalaciones Inabensa, S.A.		(1)	-
UTE Abener Inabensa Francia	Seville (SP)	-	100.00%	Abener Energía, S.A./Instalaciones Inabensa, S.A.		(1)	-
UTE Abener Inabensa Germany	Seville (SP)	-	100.00%	Abener Energía, S.A./Instalaciones Inabensa, S.A.		(1)	-
UTE Abener Inabensa NP Tabasco	Seville (SP)	-	100.00%	Abener Energía, S.A./Instalaciones Inabensa, S.A.		(1)	B
UTE Abener Inabensa Países Bajos	Seville (SP)	-	100.00%	Abener Energía, S.A./Instalaciones Inabensa, S.A.		(1)	-
UTE Abener Teyma Atacama I	Seville (SP)	-	100.00%	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería, S.A.		(1)	-
UTE Abener Teyma Atacama II	Seville (SP)	-	100.00%	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería, S.A.		(1)	-
UTE Abener Teyma Bélgica	Seville (SP)	-	100.00%	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería, S.A.		(1)	-
UTE Abener Teyma Emirates I	Seville (SP)	-	100.00%	Abener Energía, S.A./Teyma, Gestión de Contratos de Construcción e Ingeniería, S.A		(1)	B
UTE Abener Teyma Helio Energy I	Seville (SP)	-	100.00%	Abener Energía, S.A./Teyma, Gestión de Contratos de Construcción e Ingeniería, S.A		(1)	-
UTE Abener Teyma Helio Energy II	Seville (SP)	-	100.00%	Abener Energía, S.A./Teyma, Gestión de Contratos de Construcción e Ingeniería, S.A		(1)	-
UTE Abener Teyma Helios I	Seville (SP)	-	100.00%	Abener Energía, S.A./Teyma, Gestión de Contratos de Construcción e Ingeniería, S.A		(1)	-
UTE Abener Teyma Helios II	Seville (SP)	-	100.00%	Abener Energía, S.A./Teyma, Gestión de Contratos de Construcción e Ingeniería, S.A		(1)	-
UTE Abener Teyma Paulputs	Seville (SP)	-	100.00%	Abener Energía, S.A./Teyma, Gestión de Contratos de Construcción e Ingeniería, S.A		(1)	-
UTE Abener Teyma Paysandu	Seville (SP)	-	100.00%	Abener Energía, S.A./Teyma, Gestión de Contratos de Construcción e Ingeniería, S.A		(1)	D

ABENGOA Consolidated financial statements

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Annex III – Temporary Joint Ventures included in the 2015 Consolidation Perimeter using the proportional integration method (continuation)

		Shareholding					
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	Activity (see Page 2)	Auditor
UTE Abener Teyma Solaben I	Seville (SP)	-	100.00%	Abener Energía, S.A./Teyma, Gestión de Contratos de Construcción e Ingeniería, S.A		(1)	-
UTE Abener Teyma Solaben IC	Seville (SP)	-	100.00%	Abener Energía, S.A./Teyma, Gestión de Contratos de Construcción e Ingeniería, S.A		(1)	-
UTE Abener Teyma Solaben II	Seville (SP)	-	100.00%	Abener Energía, S.A./Teyma, Gestión de Contratos de Construcción e Ingeniería, S.A		(1)	-
UTE Abener Teyma Solaben III	Seville (SP)	-	100.00%	Abener Energía, S.A./Teyma, Gestión de Contratos de Construcción e Ingeniería, S.A		(1)	-
UTE Abener Teyma Solaben VI	Seville (SP)	-	100.00%	Abener Energía, S.A./Teyma, Gestión de Contratos de Construcción e Ingeniería, S.A		(1)	-
UTE Abener Teyma Solacor I	Seville (SP)	-	100.00%	Abener Energía, S.A./Teyma, Gestión de Contratos de Construcción e Ingeniería, S.A		(1)	-
UTE Abener Teyma Solacor II	Seville (SP)	-	100.00%	Abener Energía, S.A./Teyma, Gestión de Contratos de Construcción e Ingeniería, S.A		(1)	-
UTE Abener Teyma Upington	Seville (SP)	-	100.00%	Abener Energía, S.A./Teyma, Gestión de Contratos de Construcción e Ingeniería, S.A.		(1)	-
UTE Abener Teyma Xina	Seville (SP)	-	100.00%	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería, S.A.		(1)	-
UTE Abensaih Guadalquivir	Seville (SP)	3.06	51.00%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	-
UTE Abensaih Mantenimiento	Seville (SP)	3.00	50.00%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	-
UTE Aguas Salobres	Seville (SP)	3.60	60.00%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	-
UTE Alcoy	Alicante (SP)	3.00	50.00%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	-
UTE Ames Brión	La Coruña (SP)	3.00	50.00%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	-
Ute Ashalim Eucomsa-Abeinsa Engineering	Seville (SP)	-	100.00%	Europea de Construcc. Metálicas, S.A./Abeinsa Engineering SL		(1)	-
UTE Atabal	Málaga(SP)	3.19	53.00%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	-
UTE Avensaih Guadalete - Barbate	Cádiz(SP)	3.06	31.00%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	-
UTE Avinyó	Cataluña(SP)	-	40.00%	Construcciones y Depuraciones, S.A.		(1)	-
UTE B.Almanzora	Murcia(SP)	2.40	40.00%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	-
UTE Báscara	Cataluña(SP)	-	40.00%	Construcciones y Depuraciones, S.A.		(1)	-
UTE Boaco	Nicaragua (NI)	2.21	73.83%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	-
UTE CAC Arequipa	Arequipa (PE)	3.26	25.00%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	-
UTE Cáceres	Cáceres(SP)	3.00	50.00%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	-
UTE Campello	Alicante(SP)	3.00	50.00%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	-
UTE Canal de Navarra	Navarra(SP)	3.60	20.00%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	-
UTE Canal Estremera	Madrid(SP)	6.00	50.00%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	-
UTE Cartuja	Seville (SP)	-	30.00%	Construcciones y Depuraciones, S.A.		(1)	-
UTE CCAC Arequipa	Arequipa (PE)	6.66	51.00%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	-
UTE Centro Morelos	Seville (SP)	-	100.00%	Abener Energía, S.A. /		(1)	-

		Shareholding					
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	Activity (see Page 2)	Auditor
				Inabensa, S.A. / Serv. Aux. de Administración, S.A. de C.V.			
UTE Chennai	India (IN)	6.00	100.00%	Abeinsa Infraestructuras Medio Ambiente, S.A /Construcciones y Depuraciones, S.A.		(1)	-
UTE Chennai O&M	India (IN)	6.00	100.00%	Construcciones y Depuraciones, S.A./ Abengoa Water S.L.		(4)	-
UTE Conquero	Huelva(SP)	3.00	50.00%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	-
UTE Cunene	Angola (AN)	25.00	50.00%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	-
Ute Dead Sea	Seville (SP)	-	100.00%	Abener Energía, S.A/Abeinsa Engineering SL		(1)	-
UTE Denizli	Denizli (TR)	-	100.00%	Abeinsa Infraestructuras Medio Ambiente, S.A./Abener Energía, S.A./ Abengoa Perú S.A.		(1)	-
UTE Depurbaix	Cataluña(SP)	6.00	50.00%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	-
UTE El Cerrillo	Córdoba(SP)	4.80	80.00%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	-
UTE Espluga	Cataluña(SP)	-	40.00%	Construcciones y Depuraciones, S.A.		(1)	-
UTE Fontsanta	Cataluña(SP)	4.80	40.00%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	-
UTE Fuente Alamo	Murcia(SP)	2.97	33.00%	Construcciones y Depuraciones, S.A		(1)	-
UTE Guadalajara	Guadalajara(SP)	3.31	55.00%	Abengoa Water S.L.		(4)	-
UTE Hassi R'Mel Construction	Seville (SP)	-	70.00%	Abener Energía, S.A./ Abengoa Solar New Technologies, S.A		(1)	-
UTE Hassi R'Mel O&M	Seville (SP)	-	100.00%	Abener Energía, S.A./ Abengoa Solar España, S.A		(1)	D
UTE Hidrosur	Málaga(SP)	2.00	33.33%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	-
UTE Honaine	Argelia (AR)	1.50	50.00%	Abengoa Water S.L.		(4)	-
UTE Honaine	Argelia (AR)	1.50	50.00%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	-
UTE Inabensa Teyma Eólica del Tala	Seville (SP)	60.00	100.00%	Instalaciones Inabensa, S.A. /Teyma Gestión de Contratos de Construcción e Ingeniería, S.A.		(1)	B
UTE Inabensa Teyma Peralta	Seville (SP)	60.00	100.00%	Instalaciones Inabensa, S.A. /Teyma Gestión de Contratos de Construcción e Ingeniería, S.A.		(1)	B
UTE Inabensa-Eucomsa-Perú	Seville (SP)	6.90	100.00%	Instalaciones Inabensa, S.A./Europea de Construcc. Metálicas, S.A.		(1)	-
Ute Inst. Clima Hospital Costa del Sol	Málaga (SP)	3.00	50.00%	Instalaciones Inabensa, S.A.		(1)	-
UTE Itoiz II	Navarra (SP)	3.50	35.00%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	-
UTE Júcar Vinalopo	Valencia (SP)	2.00	33.34%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	-
UTE Kurkudi	Vizcaya (SP)	3.00	50.00%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	-
UTE La Codosera	Cáceres (SP)	3.00	50.00%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	-
UTE Las Bambas	Seville (SP)	6.00	100.00%	Instalaciones Inabensa, S.A. /Abencor Suministros, S.A.		(1)	-
UTE Lubet Cádiz	Cádiz (SP)	-	75.00%	Construcciones y Depuraciones, S.A.		(1)	-
UTE Mant. Valdeinfierno	Murcia (SP)	2.00	60.00%	Abeinsa Infraestructuras Medio Ambiente, S.A /Construcciones y		(1)	-

ABENGOA Consolidated financial statements

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Annex III – Temporary Joint Ventures included in the 2015 Consolidation Perimeter using the proportional integration method (continuation)

		Shareholding					
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	Activity (see Page 2)	Auditor
				Depuraciones, S.A.(Codesa)			
UTE Mantenimiento Presas	Málaga (SP)	2.10	35.00%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	-
UTE Marismas Construccion	Seville (SP)	12.00	100.00%	Abeinsa Infraestructuras Medio Ambiente, S.A /Construcciones y Depuraciones, S.A.(Codesa)		(1)	-
UTE Minicentrales	Madrid (SP)	6.00	100.00%	Abeinsa Infraestructuras Medio Ambiente, S.A /Construcciones y Depuraciones, S.A.(Codesa)		(1)	-
UTE Moraira	Alicante (SP)	2.55	42.50%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	-
UTE Ojén Mijas	Málaga (SP)	-	70.00%	Construcciones y Depuraciones, S.A.		(1)	-
UTE Qingdao	China (CH)	6.00	100.00%	Abeinsa Infraestructuras Medio Ambiente, S.A /Construcciones y Depuraciones, S.A.(Codesa)		(1)	-
UTE Ranilla	Seville (SP)	1.80	15.00%	Construcciones y Depuraciones, S.A.		(1)	-
UTE Retortillo	Seville (SP)	6.00	100.00%	Abeinsa Infraestructuras Medio Ambiente, S.A /Construcciones y Depuraciones, S.A.(Codesa)		(1)	-
UTE Reus	Cataluña(SP)	3.90	65.00%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	-
UTE Ribera	Valencia(SP)	3.01	50.00%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	-
UTE Riegos Marismas	Seville (SP)	5.94	99.00%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	-
UTE Rincón Vict	Málaga(SP)	3.01	50.00%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	-
UTE Saih Duero	Valladolid(SP)	1.80	30.00%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	-
UTE Sallent	Cataluña(SP)	3.00	50.00%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	-
UTE San Juan del Sur	Nicaragua (NI)	2.20	73.31%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	-
UTE Sant Celoni	Cataluña(SP)	6.00	50.00%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	-
UTE Segriá Sud	Cataluña(SP)	3.60	60.00%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	-
UTE Skikda	Argelia (AR)	2.00	67.00%	Abeinsa Infraestructuras Medio Ambiente, S.A /Construcciones y Depuraciones, S.A.		(1)	-
UTE Skikda O&M	Argelia (AR)	2.01	67.00%	Construcciones y Depuraciones, S.A./ Abengoa Water S.L.		(4)	-
UTE Sta. Amalia	Badajoz(SP)	4.80	80.00%	Construcciones y Depuraciones, S.A.		(1)	-
UTE Teatinos	Málaga(SP)	3.00	50.00%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	-
UTE Tenés	Argelia (AR)	6.00	100.00%	Abeinsa Infraestructuras Medio Ambiente, S.A /Construcciones y Depuraciones, S.A.		(1)	B
Ute Tenes O&M	Argelia (AR)	6.00	100.00%	Abeinsa Infraestructuras Medio Ambiente, S.A./ Abengoa Water S.L.		(4)	-
UTE Valdeinfierno	Murcia(SP)	2.00	60.00%	Abeinsa Infraestructuras Medio Ambiente, S.A /Construcciones y Depuraciones, S.A.		(1)	-
UTE Valdelentisco	Murcia(SP)	4.80	80.00%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	-
UTE Vall Baixa	Cataluña(SP)	6.00	50.00%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	-

		Shareholding					
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	Activity (see Page 2)	Auditor
UTE Vilagarcia	Pontevedra(SP)	3.00	50.00%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	-
Utrera	Seville (SP)	3.01	50.00%	Abengoa Water S.L.		(4)	-
Winterra.-Inaben.Atraque Puerto de Vigo	Compostela(SP)	-	20.00%	Instalaciones Inabensa, S.A.		(1)	-
Winterra-Inabensa Monterroso	Compostela(SP)	6.00	30.00%	Instalaciones Inabensa, S.A.		(1)	-
Winterra-Inabensa Sarriá	Compostela(SP)	2.00	30.00%	Instalaciones Inabensa, S.A.		(1)	-
Zonas Deportivas La Nucia	Alicante(SP)	4.00	45.00%	Instalaciones Inabensa, S.A.		(1)	-

(*) Companies incorporated or acquired and consolidated for the first time in the year.

(1) Operating segment activities area: Engineering and Construction.
(2) Operating segment activities area: Transmission.
(3) Operating segment activities area: Solar.
(4) Operating segment activities area: Water.
(5) Operating segment activities areae: Cogeneration.
(6) Operating segment activities area: Bioenergy.

A Audited by PricewaterhouseCoopers Auditores.
B Audited by Deloitte.
C Audited by others auditors.

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Annex IV – Subsidiary companies which during 2015 and 2014 were no longer included in the consolidation perimeter

Company Name	Year of Exit	% Share	Motive
Abeima Agua Internacional, S.L.	2015	100.00	Windup of the company
Advanced Feedstocks of Kansas, LLC	2015	51.00	Windup of the company
Arao Enerxías Eólica, S.L.	2015	70.00	Windup of the company
Befesa Apa, S.R.L	2015	100.00	Windup of the company
Captasol Fotovoltaica 52 S.L.	2015	100.00	Windup of the company
Centinela Power Plant S.A.P.I. de C.V.	2015	90.00	Sale of the company
Enernova Ayamonte S.A.	2015	91.00	Windup of the company
Helioenergy Electricidad Trece, S.A.	2015	100.00	Windup of the company
Japan PV Ventures, S.A.	2015	100.00	Windup of the company
Linha Verde Transmisora de Energia, S.A	2015	51.00	Sale of the company
Nicsa Middle East, FZE	2015	100.00	Windup of the company
Norventus Atlántico, S.L.	2015	70.00	Windup of the company
Palen Solar Holdings, LLC	2015	100.00	Sale of the company
Siema AG	2015	100.00	Windup of the company
Solargate Electricidad Cinco, S.A.	2015	100.00	Windup of the company
Solúcar Andalucía FV2, S.A	2015	100.00	Windup of the company
South Africa PV Investments, S.L.	2015	100.00	Windup of the company
Aleduca, S.L	2014	100.00	Windup of the company
Befesa Limpiezas Industriales México S.A. de C.V.	2014	100.00	Windup of the company
Energy & Environmental Constructions, LLC	2014	100.00	Windup of the company
Hidro Abengoa, S.A. De C.V.	2014	100.00	Windup of the company
Insolation Sic 4 S.R.L	2014	100.00	Windup of the company
Insolation Sic 7.R.L	2014	100.00	Windup of the company
Insolation Sic 8 S.R.L	2014	100.00	Windup of the company
L.T. Rosarito y Monterrey, S.A. De CV	2014	100.00	Windup of the company
Las Cabezas Solar, S.L.	2014	100.00	Windup of the company
Lineas 612 Norte Noroeste, S.A. De C.V.	2014	100.00	Windup of the company
Qingdao BCTA Desalinataion Co.Ltd.	2014	92.59	Sale of the company
S.E.T Sureste Peninsular, S.A. De CV	2014	100.00	Windup of the company
Sol3G	2014	100.00	Fusion of the company
Solaben Electricidad Ocho, S.A.	2014	100.00	Windup of the company

ABENGOA Consolidated financial statements Page 137 Annex V – Associated companies and Joint Ventures which during 2015 and 2014 were no longer included in the consolidation perimeter Annual Report 2015 Company Name Year of Exit % Share Motive Inabensa Green Energy Co., Ltd. 2015 50.00 Windup of the company Residuos Sólidos Urbanos de Ceuta, S.L. 2015 50.00 Windup of the company Central Eólica São Tomé Ltda. 2014 9.00 Sale of the company Íbice Participações e Consultoria em Energia S.A. 2014 50.00 Windup of the company Parque Eólico Cristalândia Ltda. 2014 20.00 Sale of the company

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Annex VI – Temporary Joint Ventures which during 2015 and 2014 were no longer included in the consolidation perimeter

Company Name	Year of Exit	% Share
Adis Segovia Valdestrilla	2015	7.00
Barras Parada	2015	50.00
Edificio PICA	2015	50.00
Electrificación Burgos	2015	33.34
Electrificación L-3	2015	50.00
Emergencia NAT Barcelona	2015	33.33
Energía Noroeste	2015	50.00
Inabervion	2015	50.00
Instalaciones Plataforma Sur	2015	50.00
Lav-Buixalleu	2015	50.00
Meisa-Inabensa	2015	50.00
Nat Electricidad	2015	33.34
S/E Modulares	2015	50.00
Teyma Israel I	2015	100.00
Teyma Israel II	2015	100.00
Teyma Israel III	2015	100.00
Túnel Rovira	2015	33.00
UTE Abeima Teyma Barka II	2015	100.00
UTE Abener Teyma Biomasa Salamanca II	2015	100.00
UTE Abener Teyma CRS I	2015	100.00
UTE Abener Teyma CRS II	2015	100.00
UTE Abener Teyma Solar Tabernas	2015	80.00
UTE Agua Prieta (EP)	2015	100.00
UTE Balsa del Rosario	2015	52.00
UTE Canal Alguerri	2015	33.34
UTE Carboneras	2015	43.00
UTE Deca	2015	32.25
UTE Edar Montemayor	2015	50.00
UTE Esclusa 42	2015	30.00
UTE Fonz	2015	90.00
UTE Gulamets	2015	60.00
UTE Huesna	2015	33.34
UTE Paneles	2015	30.00
UTE Puerto de Huelva	2015	100.00
UTE Sahechores	2015	62.00
UTE Sanchonuño	2015	50.00
UTE Villanueva	2015	50.00
UTE Xerta-Xenia	2015	50.00
UTE Abener Teyma Biomasa Salamanca	2014	100.00
UTE Motril	2014	50.00

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Annex VII – Projects subject to the application of IFRIC 12 interpretation on concessional services

Kind of Agreement/Project	Activity	Country	Status (*)	% Share	Years of Agreement	Offtaker	Financial / Intangible	Arrangement Terms	Description of the Arrangement	Assets/Investment	Amort. Acum.	Revenues ordinary operating activ.	Operating income
Electricity Transmission:													
Sao Mateus Transmissora de Energia , ATE IV(Abengoa Brasil Proyectos e construcoes, Ltda.)	Transmission	Brazil	(O)	100	2010-2037	Agencia Nacional de Energia Eléctrica	(I)	Single price, annually indexed to the Harmonised Index of Consumer Prices and reviewed every 5 years by macroeconomic assumptions. Subject to demand volume.	30-year Agreement with Aneel	56,445	(8,226)	5,196	946
Londrina Transmissora De Energia S.A (Abener Brasil Transmissora de Energia Ltda)ATE V	Transmission	Brazil	(O)	100	2009-2036	Agencia Nacional de Energia Eléctrica	(I)	Single price, annually indexed to the Harmonised Index of Consumer Prices and reviewed every 5 years by macroeconomic assumptions. Subject to demand volume.	30-year Agreement with Aneel	42,850	(6,754)	4,438	932
ATE VI Campos Novos Transmissora de Energia ,S.A	Transmission	Brazil	(O)	100	2009-2036	Agencia Nacional de Energia Eléctrica	(I)	Single price, annually indexed to the Harmonised Index of Consumer Prices and reviewed every 5 years by macroeconomic assumptions. Subject to demand volume.	30-year Agreement with Aneel	46,038	(7,827)	4,939	1,374
ATE VII- Foz do Iguacú Transmissora de Energia, S.A.	Transmission	Brazil	(O)	100	2009-2036	Agencia Nacional de Energia Eléctrica	(I)	Single price, annually indexed to the Harmonised Index of Consumer Prices and reviewed every 5 years by macroeconomic assumptions. Subject to demand volume.	30-year Agreement with Aneel	28,335	(5,018)	3,174	586
ATE VIII Transmissora de Energia S.A.(lote Itacaluna)	Transmission	Brazil	(O)	50	2013-2041	Agencia Nacional de Energia Eléctrica	(I)	Single price, annually indexed to the Harmonised Index of Consumer Prices and reviewed every 5 years by macroeconomic assumptions. Subject to demand volume.	30-year Agreement with Aneel	10,775	(530)	-	-
ATE XVI Transmissora de Energia S.A.	Transmission	Brazil	(C)	100	2013-2043	Agencia Nacional de Energia Eléctrica	(I)	Single price, annually indexed to the Harmonised Index of Consumer Prices and reviewed every 5 years by macroeconomic assumptions. Subject to demand volume.	30-year Agreement with Aneel	274,311	0	-	-
ATE XVII Transmissora de Energia S.A.	Transmission	Brazil	(C)	100	2013-2043	Agencia Nacional de Energia Eléctrica	(I)	Single price, annually indexed to the Harmonised Index of Consumer Prices and reviewed every 5 years by macroeconomic assumptions. Subject to demand volume.	30-year Agreement with Aneel	102,862	0	-	-
ATE XVIII Transmissora de Energia S.A.	Transmission	Brazil	(C)	100	2013-2043	Agencia Nacional de Energia Eléctrica	(I)	Single price, annually indexed to the Harmonised Index of Consumer Prices and reviewed every 5 years by macroeconomic assumptions. Subject to demand volume.	30-year Agreement with Aneel	53,933	0	-	-
ATE XIX Transmissora de Energia S.A. (Luiz Gonzaga)	Transmission	Brazil	(C)	100	2013-2043	Agencia Nacional de Energia Eléctrica	(I)	Single price, annually indexed to the Harmonised Index of Consumer Prices and reviewed every 5 years by macroeconomic assumptions. Subject to demand volume.	30-year Agreement with Aneel	43,437	0	-	-
ATE XX Transmissora de Energia S.A.	Transmission	Brazil	(C)	100	2013-2043	Agencia Nacional de Energia Eléctrica	(I)	Single price, annually indexed to the Harmonised Index of Consumer Prices and reviewed every 5 years by macroeconomic assumptions. Subject to demand volume.	30-year Agreement with Aneel	37,493	0	-	-
ATE XXI Transmissora de Energia S.A.	Transmission	Brazil	(C)	100	2013-2043	Agencia Nacional de Energia Eléctrica	(I)	Single price, annually indexed to the Harmonised Index of Consumer Prices and reviewed every 5 years by macroeconomic assumptions. Subject to demand volume.	30-year Agreement with Aneel	115,261	0	-	-
ATE XXII Transmissora de Energia S.A.	Transmission	Brazil	(C)	100	2014-2044	Agencia Nacional de Energia Eléctrica	(I)	Single price, annually indexed to the Harmonised Index of Consumer Prices and reviewed every 5 years by macroeconomic assumptions. Subject to demand volume.	30-year Agreement with Aneel	33,163	0	-	-
ATE XXIII Transmissora de Energia S.A.	Transmission	Brazil	(C)	100	2014-2044	Agencia Nacional de Energia Eléctrica	(I)	Single price, annually indexed to the Harmonised Index of Consumer Prices and reviewed every 5 years by macroeconomic assumptions. Subject to demand volume.	30-year Agreement with Aneel	7,215	0	-	-
ATE XXIV Transmissora de Energia, S.A.	Transmission	Brazil	(C)	100	2014-2044	Agencia Nacional de Energia Eléctrica	(I)	Single price, annually indexed to the Harmonised Index of Consumer Prices and reviewed every 5 years by macroeconomic assumptions. Subject to demand volume.	30-year Agreement with Aneel	5,166	0	-	-
ATE XI, Manaus Transmissora de Energia	Transmission	Brazil	(O)	50.5	2011-2038	Agencia Nacional de Energia Eléctrica	(I)	Single price, annually indexed to the Harmonised Index of Consumer Prices and reviewed every 5 years by macroeconomic assumptions. Subject to demand volume.	30-year Agreement with Aneel	518,363	(35,704)	45,026	20,118
ATE XIII, Norte Brasil Transmissora de Energia S.A	Transmission	Brazil	(O)	51	2012-2039	Agencia Nacional de Energia Eléctrica	(I)	Single price, annually indexed to the Harmonised Index of Consumer Prices and reviewed every 5 years by macroeconomic assumptions. Subject to demand volume.	30-year Agreement with Aneel	731,703	(22,922)	79,056	38,340
ATN 1, S.A.	Transmission	Peru	(O)	100	2013-2043	Administradora Chungar	(F)	Paid in EPC and O&M service annually adjusted by the US Finished Goods Less Food and Energy Inflation Index	30-year Concession Agreement	64	(7)	1,406	(25)

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Annex VII – Projects subject to the application of IFRIC interpretation based on the concession of services (continuation)

Kind of Agreement/Project	Activity	Country	Status (*)	% Share	Years of Agreement	Offtaker	Financial / Intangible	Arrangement Terms	Description of the Arrangement	Assets/Investment	Amort. Acum.	Revenues ordinary operating activ.	Operating Income
DGEN Transmission Company, Ltd.	Transmission	India	(C)	100	2015-2053	Gobierno de India (Ministerio de Energía)	(F)	Fixed transmission price adjusted by the availability factor	40-year Concession Agreement with Torrent Power	15,829	0	237	188
Electric Power Sale:										0	0		
Xina Solar One (Pty) Ltd.	Solar	South Africa	(C)	40	2017-2037	The Department of Energy of South Africa (Offtaker Eskom Holding Soc Limited)	(I)	Fixed price in Rands/KWh indexed to annual inflation	20 year implementation Agreement with Department of Energy and 20 year Power Purchase Agreement with Eskom Holding Soc Limited	128,026	(15)	-	(193)
Manto. Infraestructura:										0	0		
Concesionaria Costa del Sol S.A.	Construction	Spain	(O)	50	2011-2048	Agencia Pública sanitaria Costa del Sol /Junta de Andalucía	(I)/ (F)	Fixed price updated by the inflation and a variable rate based on level of services	40-year Concession Agreement with an option to extend for an aditional 20-year period.	10,770	(10,753)	363	(10,856)
Explotadora Hospital del Tajo, S.L.	Construction	Spain	(O)	20	2007-2035	Consejería de Sanidad de Madrid	(F)	Fixed price updated by the inflation rate	30-year Concession Agreement	944	-	-	-
Abengoa Finance, S.A.	Construction	Spain	(O)	50	2008-2022	Generalitat de Catalunya	(F)	Fixed price increased by 2,5% annual rate	Concession agreement signed until 2024 with the public entity	2,655	-	668	(142)
Concesionaria del Acueducto el Zapotillo, S.A. de C.V.	Construction	México	(C)	100	2013-2038	Gobierno de México (Comisión Nacional del Agua)	(F)	CPS with fixed price updated by inflation and a variable rate to recover operationg variable costs	25-year Concession Agreement with Conagua	197,875	0	8,698	8,698
Unidad Punta de Rieles, S.A.	Construction	Uruguay	(C)	100	2015-2043	Ministerio del Interior de Uruguay	(F)	Fixed price indexed to availability and variable price for complementary services	27,5 -year Concession Agreement from Commercial Operation Date	11,423	0	315	152
Desalinated Water Sale:										0	0		
Chennai Water Desalination Limited	Desalation	India	(O)	25	2010-2034	Chennai Metropolitan Wate Supply & Sewerage Board	(I)	Fixed price per m3 available of the plant and fixed price per m3 produced, both indexed.	25-year Concession Agreement from Commercial Operation Date	76,500	(19,704)	25,058	1,604
Société d'Eau Déssalée d'Agadir (SEDA)	Desalation	Morocco	(C)	51	2017-2032	Office National de l'Eau Potable et de l'Electricité	(I)	Fixed price per m3 available of the plant and fixed price per m3 produced, both indexed.	20-year Concession Agreement from Commercial Operation Date with ONEE state-owned company	52,414	0	-	5,722

(*) Operación (O); Construcción (C)

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Annex VIII – Companies not connected with the group but which hold shares equal to or above 10% of the capital of a subsidiary included in the consolidation

Company Shareholding	Partner	% Share
Abeima Teyma Barka LLC.	Sultan Said Abdullah Al Kindi	30.00
Abengoa Bioenergy France, S.A.	Oceol	25.21
Abengoa Bioenergy Meramec Holding, Inc.	Cofides	49.00
Aboadze Desalination Developments, Limited	Hydrocol Infrastructure	10.00
ATE XI, Manaus Transmissora de Energia	Chesf/Eletronorte	49.50
ATE XIII, Norte Brasil Transmissora de Energia S.A	Centrais Elétricas do Norte S.A/Eletrosul Centrais Elétricas S.A	49.00
Befesa Desalination Developments Ghana Limited	Daye Water Investment Ghana Bv.	44.00
Cedisolar, S.A.	Compañía Española de Industrias Electroquímicas, S.A. (CEDIE)	42.50
Construtora Integração, Ltda.	Centrais Elétricas Norte Brasil S.A/Eletrosul Centrais Elátricas S.A	49.00
Copero Solar Huerta Uno, S.A.	Empresa Metropolitana de Abastecimiento de aguas de Sevilla	50.00
Copero Solar Huerta Dos, S.A.	Empresa Metropolitana de Abastecimiento de aguas de Sevilla	50.00
Copero Solar Huerta Tres, S.A	Empresa Metropolitana de Abastecimiento de aguas de Sevilla	50.00
Copero Solar Huerta Cuatro, S.A.	Empresa Metropolitana de Abastecimiento de aguas de Sevilla	50.00
Copero Solar Huerta Cinco, S.A.	Empresa Metropolitana de Abastecimiento de aguas de Sevilla	50.00
Copero Solar Huerta Seis, S.A.	Empresa Metropolitana de Abastecimiento de aguas de Sevilla	50.00
Copero Solar Huerta Siete, S.A.	Empresa Metropolitana de Abastecimiento de aguas de Sevilla	50.00
Copero Solar Huerta Ocho, S.A.	Empresa Metropolitana de Abastecimiento de aguas de Sevilla	50.00
Copero Solar Huerta Nueve, S.A.	Empresa Metropolitana de Abastecimiento de aguas de Sevilla	50.00
Copero Solar Huerta Diez, S.A.	Empresa Metropolitana de Abastecimiento de aguas de Sevilla	50.00
Dalian Xizhong Island Desalination Co., Ltd	Hitachi Plant Technologies/Dalian Changxong Island Administration	30.00
Fotovoltaica Solar Sevilla, S.A.	IDAE	20.00
Inabensa, LLC	Sultan Said Abdullah Al Kindi	30.00
Iniciativas Hidroeléctricas, S.A.	Suma de Energías/LPV	50.00
Instalaciones Inabensa Contracting, LLC	Saeed Al Badi	51.00
Kaxu CSP South Africa (Pty) Limited	Industrial Development Corporation (IDC)	49.00
Khi CSP South Africa (Pty) Limited	Industrial Development Corporation	49.00
Manaus Constructora, Ltda.	Centrais Elétricas Norte Brasil S.A/Chesf	49.50
Procesos Ecológicos, S.A.	Global Plasma Envioroment	50.00
Sao Mateus Transmissora de Energia, Ltda.	Cofides	24.00
Sistemas de Desarrollo Sustentables S.A. De C.V.	Cofides	35.00
Société d'Eau Déssalée d'Agadir (SEDA)	InfraMaroc, S.A.	49.06
Solar Power Plant One	New Energy Algeria (NEAL)/SVH (Sonatrach)/Cofides	49.00
Tenes Lylmyah	Algerian Energy Company (AEC)	49.00
Transportadora Mar del Plata S.A.	Tel 3 S.A.	30.00
Unidad Punta de Rieles, S.A.	Goddard Catering Group Uruguay S.A.	15.00
Zona Norte Engenharia, Manutenção e Gestão De Serviços, S.A. Spe.	Sh Engenharia/Magi Clean	40.00

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Annex IX – Companies with projects financed through project debt in 2015

Proyecto	Actividad	País	Estado (*)	% Abengoa
Engineering and Construction				
ATE X Abengoa Brasil Administraçao Predial Ltda	Infraestructures	Brasil	(O)	100.00
Centro Industrial y Logístico Torrecuellar, S.A.	Infraestructures	Spain	(O)	100.00
Concession-type Infrastructure				
Abengoa Transmisión Norte S.A., 1	Transmission	Perú	(O)	100.00
ATE VI Campos Novos Transmissora de Energia ,S.A	Transmission	Brasil	(O)	100.00
ATE VII- Foz do Iguacú Transmissora de Energia, S.A.	Transmission	Brasil	(O)	100.00
ATE XI, Manaus Transmissora de Energia	Transmission	Brasil	(O)	50.50
ATE XIII, Norte Brasil Transmissora de Energia S.A	Transmission	Brasil	(O)	51.00
ATE XIX Transmissora de Energia S.A.	Transmission	Brasil	(C)	100.00
ATE XVI Transmissora de Energia S.A.	Transmission	Brasil	(C)	100.00
ATE XVII Transmissora de Energia S.A.	Transmission	Brasil	(C)	100.00
ATE XVIII Transmissora de Energia S.A.	Transmission	Brasil	(C)	100.00
ATE XX Transmissora de Energia S.A.	Transmission	Brasil	(C)	100.00
ATE XXI Transmissora de Energia S.A.	Transmission	Brasil	(C)	100.00
ATE XXII Transmissora de Energia S.A.	Transmission	Brasil	(C)	100.00
ATE XXIII Transmissora de Energia S.A.	Transmission	Brasil	(C)	100.00
ATE XXIV Transmissora de Energia, S.A.	Transmission	Brasil	(C)	100.00
Centro Tecnológico Palmas Altas, S.A.	Infraestructures	Spain	(O)	100.00
Concesionaria del Acueducto el Zapotillo, S.A. de C.V.	Infraestructures	México	(C)	100.00
DGEN Transmission Company, Ltd.	Transmission	India	(C)	100.00
Iniciativas Hidroeléctricas, S.A.	Wind energy generation	Spain	(O)	51.00
Londrina Transmissora De Energia, S.A.	Transmission	Brasil	(O)	100.00
PV Atacama Inversiones Dos, SpA	Solar energy generation	Chile	(C)	100.00
Sao Mateus Transmissora de Energia, Ltda.	Transmission	Brasil	(O)	76.00
Société d'Eau Déssalée d'Agadir (SEDA)	Solar energy generation	Morocco	(C)	50.94
Teyma Forestal, S.A.	Infraestructures	Uruguay	(O)	100.00
Unidad Punta de Rieles, S.A.	Infraestructures	Uruguay	(C)	85.00
Industrial Production				
Abengoa Bioenergia Agroindustria Ltda	Etanol	Brasil	(O)	100.00
Abengoa Bioenergy France, S.A.	Etanol	France	(O)	74.79
Abengoa Bioenergy Maple, LLC	Etanol	USA	(O)	100.00
Abengoa Bioenergy of Illinois, LLC	Etanol	USA	(O)	100.00
Abengoa Bioenergy of Indiana, LLC	Etanol	USA	(O)	100.00

(*) Operation (O), Construction (C)

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Annex X – Companies with Electricity Operations included in the 2015 Consolidation Perimeter

Company Name	Registered Address	Activity (*)	Comments
Abengoa Bioenergia Agroindustria, Ltda.	Sao Paulo (BR)	(3)	Operational
Abengoa Bioenergy Biomass of Kansas, LLC.	Kansas (US)	(3)	Operational
Abengoa Cogeneraçao de Energia II, S.A.	R. de Janeiro (BR)	(9)	Contruction phase
Abengoa Cogeneración Tabasco, S. de R.L. de C.V.	Mexico D.F. (MX)	(3)	Operational
CSP Atacama Uno, S.A.	Santiago de Chile (CL)	(6)	Contruction phase
Abengoa Solar Italia, S.R.L.	Roma (IT)	(5)	Contruction phase
Abengoa Transmisión Norte, S.A.	Lima (PE)	(9)	Operational
Abengoa Transmisión Sur, S.A.	Lima (PE)	(9)	Operational
Abent (3)T, S.A.P.I. de C.V.	Mexico D.F. (MX)	(3)	Contruction phase
ACC 4T, S.A.P.I. de C.V.	Mexico D.F. (MX)	(3)	Contruction phase
Aprovechamientos Energéticos Furesa, S.A.	Murcia(SP)	(1)	Operational
Arizona Solar One, LLC	Colorado (US)	(6)	Operational
Abengoa Bioenergy Netherland, BV	Rotterdam (NL)	(3)	Operational
ATE VI Campos Novos Transmissora de Energia ,S.A	R. de Janeiro (BR)	(9)	Operational
ATE VII- Foz do Iguacú Transmissora de Energia, S.A.	R. de Janeiro (BR)	(9)	Operational
ATE VIII Transmissora de Energia, S.A.	R. de Janeiro (BR)	(9)	Contruction phase
ATE XI, Manaus Transmissora de Energia	R. de Janeiro (BR)	(9)	Operational
ATE XIII, Norte Brasil Transmissora de Energia S.A	R. de Janeiro (BR)	(9)	Operational
ATE XVI Transmissora de Energia S.A.	R. de Janeiro (BR)	(9)	Contruction phase
ATE XVII Transmissora de Energia S.A.	R. de Janeiro (BR)	(9)	Contruction phase
ATE XVIII Transmissora de Energia S.A.	R. de Janeiro (BR)	(9)	Contruction phase
ATE XIX Transmissora de Energia S.A.	R. de Janeiro (BR)	(9)	Contruction phase
ATE XX Transmissora de Energia S.A.	R. de Janeiro (BR)	(9)	Contruction phase
ATE XXI Transmissora de Energia S.A.	R. de Janeiro (BR)	(9)	Contruction phase
ATE XXII Transmissora de Energia S.A.	R. de Janeiro (BR)	(9)	Contruction phase
ATE XXIII Transmissora de Energia S.A.	R. de Janeiro (BR)	(9)	Contruction phase
ATE XXIV Transmissora de Energia, S.A.	Rio de Janeiro (BR)	(9)	Contruction phase
ATE XXVI Transmissora de Energia S.A.	Rio de Janeiro (BR)	(9)	Contruction phase
ATE XXVII Transmissora de Energia, S.A.	Rio de Janeiro (BR)	(9)	Contruction phase
ATN (1), S.A.	Lima (PE)	(9)	Operational
ATN (2), S.A.	Lima (PE)	(9)	Operational
ATN (3), S.A.	Lima (PE)	(9)	Contruction phase
Biocarburantes de Castilla y León, S.A.	Salamanca(SP)	(3)	Operational
Bioetanol Galicia, S.A.	A Coruña(SP)	(3)	Operational
Cadonal, S.A.	Montevideo (UY)	(2)	Operational
Captasol Fotovoltaica (1), S.L.	Seville (SP)	(5)	Operational
Captasol Fotovoltaica (2), S.L.	Seville (SP)	(5)	Operational
Captasol Fotovoltaica (3), S.L.	Seville (SP)	(5)	Operational
Captasol Fotovoltaica 4, S.L.	Seville (SP)	(5)	Operational
Captasol Fotovoltaica (5), S.L.	Seville (SP)	(5)	Operational

Company Name	Registered Address	Activity (*)	Comments
Captasol Fotovoltaica (6), S.L.	Seville (SP)	(5)	Operational
Captasol Fotovoltaica (7), S.L.	Seville (SP)	(5)	Operational
Captasol Fotovoltaica 8, S.L.	Seville (SP)	(5)	Operational
Captasol Fotovoltaica (9), S.L.	Seville (SP)	(5)	Operational
Captasol Fotovoltaica (1)0, S.L.	Seville (SP)	(5)	Operational
Captasol Fotovoltaica (1)(1), S.L.	Seville (SP)	(5)	Operational
Captasol Fotovoltaica (1)(2), S.L.	Seville (SP)	(5)	Operational
Captasol Fotovoltaica (1)(3), S.L.	Seville (SP)	(5)	Operational
Captasol Fotovoltaica (1)4, S.L.	Seville (SP)	(5)	Operational
Captasol Fotovoltaica (1)(5), S.L.	Seville (SP)	(5)	Operational
Captasol Fotovoltaica (1)(6), S.L.	Seville (SP)	(5)	Operational
Captasol Fotovoltaica (1)(7), S.L.	Seville (SP)	(5)	Operational
Captasol Fotovoltaica (1)8, S.L.	Seville (SP)	(5)	Operational
Captasol Fotovoltaica (1)(9), S.L.	Seville (SP)	(5)	Operational
Captasol Fotovoltaica (2)0, S.L.	Seville (SP)	(5)	Operational
Captasol Fotovoltaica (2)(1), S.L.	Seville (SP)	(5)	Operational
Captasol Fotovoltaica (2)(2), S.L.	Seville (SP)	(5)	Operational
Captasol Fotovoltaica (2)(3), S.L.	Seville (SP)	(5)	Operational
Captasol Fotovoltaica (2)4, S.L.	Seville (SP)	(5)	Operational
Captasol Fotovoltaica (2)(5), S.L.	Seville (SP)	(5)	Operational
Captasol Fotovoltaica (2)(6), S.L.	Seville (SP)	(5)	Operational
Captasol Fotovoltaica (2)(7), S.L.	Seville (SP)	(5)	Operational
Captasol Fotovoltaica (2)8, S.L.	Seville (SP)	(5)	Operational
Captasol Fotovoltaica (2)(9), S.L.	Seville (SP)	(5)	Operational
Captasol Fotovoltaica (3)0, S.L.	Seville (SP)	(5)	Operational
Captasol Fotovoltaica (3)(1), S.L.	Seville (SP)	(5)	Operational
Captasol Fotovoltaica (3)(2), S.L.	Seville (SP)	(5)	Operational
Captasol Fotovoltaica (3)(3), S.L.	Seville (SP)	(5)	Operational
Captasol Fotovoltaica (3)4, S.L.	Seville (SP)	(5)	Operational
Captasol Fotovoltaica (3)(5), S.L.	Seville (SP)	(5)	Operational
Captasol Fotovoltaica (3)(6), S.L.	Seville (SP)	(5)	Operational
Captasol Fotovoltaica (3)(7), S.L.	Seville (SP)	(5)	Operational
Captasol Fotovoltaica (3)8, S.L.	Seville (SP)	(5)	Operational
Cogeneración Villaricos, S.A.	Seville (SP)	(1)	Operational
Copero Solar Huerta Uno, S.A.	Seville (SP)	(5)	Operational
Copero Solar Huerta Dos, S.A.	Seville (SP)	(5)	Operational
Copero Solar Huerta Tres, S.A	Seville (SP)	(5)	Operational
Copero Solar Huerta Cuatro, S.A.	Seville (SP)	(5)	Operational
Copero Solar Huerta Cinco, S.A.	Seville (SP)	(5)	Operational
Copero Solar Huerta Seis, S.A.	Seville (SP)	(5)	Operational

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Annex X – Companies with Electricity Operations included in the 2015 Consolidation Perimeter (continuation)

Company Name	Registered Address	Activity (*)	Comments
Copero Solar Huerta Siete, S.A.	Seville (SP)	(5)	Operational
Copero Solar Huerta Ocho, S.A.	Seville (SP)	(5)	Operational
Copero Solar Huerta Nueve, S.A.	Seville (SP)	(5)	Operational
Copero Solar Huerta Diez, S.A.	Seville (SP)	(5)	Operational
CSP Atacama Dos, S.A	Santiago de Chile (CL)	(6)	Contruction phase
Cycon Solar, LTD	Nicosia (CY)	(6)	Contruction phase
Ecocarburantes Españoles , S.A.	Murcia(SP)	(3)	Operational
Fotovoltaica Solar Sevilla, S.A.	Seville (SP)	(5)	Operational
Helioenergy Electricidad Uno, S.A.	Seville (SP)	(6)	Operational
Helioenergy Electricidad Dos, S.A.	Seville (SP)	(6)	Operational
Helioenergy Electricidad Tres, S.A.	Seville (SP)	(6)	Contruction phase
Helioenergy Electricidad Cuatro, S.A.	Seville (SP)	(6)	Contruction phase
Helioenergy Electricidad Cinco, S.A.	Seville (SP)	(6)	Contruction phase
Helioenergy Electricidad Once, S.A.	Seville (SP)	(6)	Contruction phase
Helioenergy Electricidad Veintiuno, S.A	Seville (SP)	(6)	Contruction phase
Helioenergy Electricidad Veintidos, S.A	Seville (SP)	(6)	Contruction phase
Helioenergy Electricidad Veintitres, S.A	Seville (SP)	(6)	Contruction phase
Helioenergy Electricidad Veinticuatro, S.A	Seville (SP)	(6)	Contruction phase
Helios I Hyperion Energy Investments, S.L.	Seville (SP)	(6)	Operational
Helios II Hyperion Energy Investments, S.L.	Madrid(SP)	(6)	Operational
Inabensa Fotovoltaica, S.L.	Seville (SP)	(5)	Contruction phase
Iniciativas Hidroeléctricas de Aragón y Cataluña, S.L.	Huesca(SP)	(7)	Operational
Iniciativas Hidroeléctricas, S.A.	Seville (SP)	(7)	Operational
Insolation Sic (6), S.R.L	Roma (IT)	(5)	Contruction phase
Insolation Sic (9), S.R.L	Roma (IT)	(5)	Contruction phase
Insolation (1)(7), S.R.L	Roma (IT)	(5)	Contruction phase
Insolation (1)8, S.R.L	Roma (IT)	(5)	Contruction phase
Instalaciones Fotovoltaicas Torrecuéllar, (1) S.L.	Seville (SP)	(5)	Contruction phase
Instalaciones Fotovoltaicas Torrecuéllar, (2) S.L.	Seville (SP)	(5)	Contruction phase
Instalaciones Fotovoltaicas Torrecuéllar, (3) S.L.	Seville (SP)	(5)	Contruction phase
Kaxu Solar One (Pty) Ltd.	Gauteng (ZA)	(6)	Operational
Khi Solar One (Pty) Ltd.	Gauteng (ZA)	(6)	Contruction phase
Linares Fotovoltaica, S.L.	Seville (SP)	(5)	Operational
Londrina Transmissora De Energia, S.A.	R. de Janeiro (BR)	(9)	Operational
Marismas PV A(1), S.L.	Seville (SP)	(5)	Operational
Marismas PV A(2), S.L.	Seville (SP)	(5)	Operational
Marismas PV A(3), S.L.	Seville (SP)	(5)	Operational
Marismas PV A4, S.L.	Seville (SP)	(5)	Operational
Marismas PV A(5), S.L.	Seville (SP)	(5)	Operational
Marismas PV A(6), S.L.	Seville (SP)	(5)	Operational

Company Name	Registered Address	Activity (*)	Comments
Marismas PV A(7), S.L.	Seville (SP)	(5)	Operational
Marismas PV A8, S.L.	Seville (SP)	(5)	Operational
Marismas PV A(9), S.L.	Seville (SP)	(5)	Operational
Marismas PV A(1)0, S.L.	Seville (SP)	(5)	Operational
Marismas PV A(1)(1), S.L.	Seville (SP)	(5)	Operational
Marismas PV A(1)(2), S.L.	Seville (SP)	(5)	Operational
Marismas PV A(1)(3), S.L.	Seville (SP)	(5)	Operational
Marismas PV A(1)4, S.L.	Seville (SP)	(5)	Operational
Marismas PV A(1)(5), S.L.	Seville (SP)	(5)	Operational
Marismas PV A(1)(6), S.L.	Seville (SP)	(5)	Operational
Marismas PV A(1)(7), S.L.	Seville (SP)	(5)	Operational
Marismas PV A(1)8, S.L.	Seville (SP)	(5)	Operational
Marismas PV B(1), S.L.	Seville (SP)	(5)	Operational
Marismas PV B(2), S.L.	Seville (SP)	(5)	Operational
Marismas PV B(3), S.L.	Seville (SP)	(5)	Operational
Marismas PV B4, S.L.	Seville (SP)	(5)	Operational
Marismas PV B(5), S.L.	Seville (SP)	(5)	Operational
Marismas PV B(6), S.L.	Seville (SP)	(5)	Operational
Marismas PV B(7), S.L.	Seville (SP)	(5)	Operational
Marismas PV B8, S.L.	Seville (SP)	(5)	Operational
Marismas PV B(9), S.L.	Seville (SP)	(5)	Operational
Marismas PV B(1)0, S.L.	Seville (SP)	(5)	Operational
Marismas PV B(1)(1), S.L.	Seville (SP)	(5)	Operational
Marismas PV B(1)(2), S.L.	Seville (SP)	(5)	Operational
Marismas PV B(1)(3), S.L.	Seville (SP)	(5)	Operational
Marismas PV B(1)4, S.L.	Seville (SP)	(5)	Operational
Marismas PV B(1)(5), S.L.	Seville (SP)	(5)	Operational
Marismas PV B(1)(6), S.L.	Seville (SP)	(5)	Operational
Marismas PV B(1)(7), S.L.	Seville (SP)	(5)	Operational
Marismas PV B(1)8, S.L.	Seville (SP)	(5)	Operational
Marismas PV C(1), S.L.	Seville (SP)	(5)	Operational
Marismas PV C(2), S.L.	Seville (SP)	(5)	Operational
Marismas PV C(3), S.L.	Seville (SP)	(5)	Operational
Marismas PV C4, S.L.	Seville (SP)	(5)	Operational
Marismas PV C(5), S.L.	Seville (SP)	(5)	Operational
Marismas PV C(6), S.L.	Seville (SP)	(5)	Operational
Marismas PV C(7), S.L.	Seville (SP)	(5)	Operational
Marismas PV C8, S.L.	Seville (SP)	(5)	Operational
Marismas PV C(9), S.L.	Seville (SP)	(5)	Operational
Marismas PV C(1)0, S.L.	Seville (SP)	(5)	Operational

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Annex X – Companies with Electricity Operations included in the 2015 Consolidation Perimeter (continuation)

Company Name	Registered Address	Activity (*)	Comments
Marismas PV C(1)(1), S.L.	Seville (SP)	(5)	Operational
Marismas PV C(1)(2), S.L.	Seville (SP)	(5)	Operational
Marismas PV C(1)(3), S.L.	Seville (SP)	(5)	Operational
Marismas PV C(1)4, S.L.	Seville (SP)	(5)	Operational
Marismas PV C(1)(5), S.L.	Seville (SP)	(5)	Operational
Marismas PV C(1)(6), S.L.	Seville (SP)	(5)	Operational
Marismas PV C(1)(7), S.L.	Seville (SP)	(5)	Operational
Marismas PV C(1)8, S.L.	Seville (SP)	(5)	Operational
Marismas PV E(1), S.L.	Seville (SP)	(5)	Operational
Marismas PV E(2), S.L.	Seville (SP)	(5)	Operational
Marismas PV E(3), S.L.	Seville (SP)	(5)	Operational
Marudhara Akshay Urja Private Limited	Maharashtra (IN)	(6)	Contruction phase
Marusthal Green Power Private Limited	Maharashtra (IN)	(6)	Contruction phase
Mojave Solar LLC	Colorado (US)	(6)	Operational
Negev Energy - Ashalim Thermo-Solar, Ltd.	Tel Aviv (IL)	(6)	Contruction phase
Palmatir, S.A.	Montevideo (UY)	(2)	Operational
Palmucho, S.A.	Santiago de Chile (CL)	(9)	Operational
Procesos Ecológicos Vilches, S.A.	Seville (SP)	(3)	Operational
Puerto Real Cogeneración, S.A.	Seville (SP)	(3)	Operational
PV Atacama Uno, S.A.	Santiago de Chile (CL)	(5)	Contruction phase
PV Atacama Dos, S.A	Santiago de Chile (CL)	(5)	Contruction phase
Rajasthan Photon Energy Pvt Ltd	Maharashtra (IN)	(6)	Contruction phase
Sanlúcar Solar, S.A.	Seville (SP)	(6)	Operational
Sao Mateus Transmissora de Energia, Ltda.	R. de Janeiro (BR)	(9)	Operational
Shams Power Company PJSC	Abu-Dhabi (AE)	(6)	Operational
Solaben Electricidad Uno, S.A.	Cáceres(SP)	(6)	Operational
Aguas de Skikda	Argel (DZ)	(7)	Operational
Honaine	Argel (DZ)	(7)	Operational
Solaben Electricidad Dos, S.A.	Cáceres(SP)	(6)	Operational
Solaben Electricidad Tres, S.A.	Cáceres(SP)	(6)	Operational
Solaben Electricidad Seis, S.A.	Badajoz(SP)	(6)	Operational
Solaben Electricidad Diez, S.A.	Cáceres(SP)	(6)	Contruction phase
Solacor Electricidad Uno, S.A.	Seville (SP)	(6)	Operational
Solacor Electricidad Dos, S.A.	Seville (SP)	(6)	Operational
Solar de Receptores de Andalucía, S.A.	Seville (SP)	(5)	Operational
Solar Power Plant One	Argel (DZ)	(5)	Operational
Solar Processes, S.A.	Seville (SP)	(6)	Operational
Solargate Electricidad Tres, S.A.	Seville (SP)	(6)	Contruction phase
Solargate Electricidad Cuatro, S.A.	Seville (SP)	(6)	Contruction phase
Solnova Electricidad, S.A.	Seville (SP)	(6)	Operational

Company Name	Registered Address	Activity (*)	Comments
Solnova Electricidad Dos, S.A.	Seville (SP)	(6)	Contruction phase
Solnova Electricidad Tres, S.A.	Seville (SP)	(6)	Operational
Solnova Electricidad Cuatro, S.A.	Seville (SP)	(6)	Operational
Solnova Electricidad Cinco, S.A.	Seville (SP)	(6)	Contruction phase
Solnova Electricidad Seis, S.A.	Seville (SP)	(6)	Contruction phase
Transmisora Baquedano, S.A.	Santiago de Chile (CL)	(9)	Operational
Transmisora Mejillones, S.A.	Santiago de Chile (CL)	(9)	Operational
Xina Solar One (Rf) (Pty), Ltd.	Gauteng (ZA)	(6)	Contruction phase
Abeinsa Juárez Norte III, S.A. de C.V.	Bahía de Santa Bárbara (México)	(3)	Contruction phase
Abengoa Generación Chile	Santiago de Chile (CL)	(9)	Contruction phase
ATE XXVIII Transmissora de Energia S.A.	Rio de Janeiro (BR)	(9)	Contruction phase
Concesiones Eléctricas Chile SpA	Santiago (CL)	(9)	Contruction phase
CSP Atacama Uno S.A.	Santiago de Chile (CL)	(6)	Contruction phase
DGEN Transmission Company, Ltd.	N. Delhi (IN)	(9)	Contruction phase
Pichirropulli Transmisora de Energía, S.A.	Santiago (CL)	(9)	Contruction phase
PV Atacama Uno, S.A.	Santiago de Chile (CL)	(5)	Contruction phase
Transportadora Riojana S.A.	Buenos Aires (AR)	(9)	Contruction phase

(*) Electricity operations as described in Note (2.29) in accordance with the provisions of Law 54/19997.

(1) Production under Special Regime: Cogeneration. Primary energy type: Fuel
(2) Production under Special Regime: Wind. Primary energy type: Wind
(3) Includes production under Special Regime: Cogeneration. Primary energy type: Natural gas
(4) Production under Special Regime: Cogeneration. Primary energy type: Natural gas
(5) Production under Special Regime: Solar Photovoltaic. Primary energy type: Solar light
(6) Production under Special Regime: Solar. Primary energy type: Solar light
(7) Production under Special Regime: Hydraulic. Primary energy type: Water
(8) Production under Special Regime: Other. Primary energy type: Industrial waste (used oils)
(9) Transport
(10) Electricity production: Based on hydrogen. Primary type of energy: Hydrogen

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Annex XI – Companies taxed under the Special Regime for Company Groups at 12.31.15

Abengoa Tax Group Number 02/97		
Company Name	Tax Address	Shareholding
Abengoa S.A.	Seville (SP)	Sociedad Dominante
A3T Holdco España, S.A	Seville (SP)	Abener Energía, S.A./ Negocios Industriales y Comerciales, S.A. (Nicsa)
Abeima Agua Internacional, S.L.	Seville (SP)	Abeinsa Infraestructuras Medio Ambiente/Construcciones y Depuraciones, S.A.(Codesa)
Abeinsa Asset Management, S.L.	Seville (SP)	Abener Energía, S.A./Negocios Industriales y Comerciales, S.A.
Abeinsa Business Development, S.A.	Seville (SP)	Abeinsa Ingeniería y Construcción Industrial, S.A./ Negocios Industriales y Comerciales, S.A.
Abeinsa Engineering S.L.	Seville (SP)	Abener Energía
Abeinsa EPC, S.A.	Seville (SP)	Abeinsa Ingeniería y Construcción Industrial S.A./Teyma Gest. Ctos. de Const. e Ing., S.A.
Abeinsa Infraestructuras Medio Ambiente, S.A	Seville (SP)	Abeinsa Business Development, S.A. / Negocios Industriales y Comerciales, S.A.
Abeinsa Inversiones Latam, S.L.	Seville (SP)	Asa Iberoamérica, S.L./Abeinsa Ingeniería y Construcción Industrial, S.A.
Abeinsa Noreste Monterrey S.A	Seville (SP)	Abeinsa, Ingeniería y Construcción Industrial, S.A. / Abener Energía, S.A.
Abeinsa Noroeste Sinaloa, S.A.	Seville (SP)	Abeinsa Ingeniería y Construcción Industrial, S.A. / Abener Energía, S.A.
Abeinsa Operation and Maintenance, S.A.	Seville (SP)	Abeinsa Ing. y Const. Industrial, S.A./Negocios Industriales y de Construcción, S.A.
Abeinsa San Isidro Samalayuca, S.L	Seville (SP)	Instalaciones Inabensa, S.A. / Abeinsa, Ing y Const. Ind., S.A.
Abeinsa Topolobampo III, S.A.	Seville (SP)	Abeinsa Ingeniería y Construcción Industrial, S.A. / Abener Energía, S.A.
Abencor Suministros S.A.	Seville (SP)	Nicsa /Abeinsa
Abener Argelia, S.L.	Seville (SP)	Abener Energía, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.
Abener Energía, S.A.	Seville (SP)	Abeinsa, Ing. y Const., S.A./Abeinsa Business Development, S.A./Negocios Ind. y Com., S.A.
Abengoa Bioenergía Biodiesel, S.A.	Seville (SP)	Abengoa Bioenergía Inversiones, S.A./Ecoagrícola, S.A.
Abengoa Bioenergía Inversiones, S.A.	Seville (SP)	Abengoa Bioenergía, S.A./Abengoa Bioenergía Nuevas Tecnologías, S.A.
Abengoa Bioenergía Nuevas Tecnologías, S.A.	Seville (SP)	Abengoa Bioenergía, S.L./Instalaciones Inabensa, S.A.
Abengoa Bioenergía San Roque, S.A.	Cádiz(SP)	Abengoa Bioenergía Inversiones, S.A./Ecoagrícola, S.A.
Abengoa Bioenergía, S.A.	Seville (SP)	Abengoa, S.A./Sociedad Inversora Energía y Medio Ambiente, S.A.
Abengoa Biotechnology Research, S.A.	Seville (SP)	Abengoa Bioenergía Nuevas Tecnologías, S.A./Abengoa Research, S.A.
Abengoa Concessions, S.L.	Seville (SP)	Abengoa, S.A./Siema
Abengoa Energy Crops, S.A.	Seville (SP)	Abengoa, S.A./ Sociedad Inversora en Energía y Medioambiente, S.A. (Siema)
Abengoa Finance, S.A.	Seville (SP)	Abengoa, S.A.
Abengoa Greenbridge, S.A.U.	Seville (SP)	Abengoa, S.A.
Abengoa Greenfield S.A.U.	Seville (SP)	Abengoa, S.A.
Abengoa Hidrógeno, S.A.	Seville (SP)	Abeinsa Ingeniería y Construcción Industrial, S.A./ Instalaciones Inabensa, S.A.
Abengoa Inversiones Mexico, S.L.	Seville (SP)	Abengoa PW I Investments, S.L.
Abengoa Inversiones Spain, S.L.	Seville (SP)	Abengoa PW I Investments, S.L.
Abengoa Inversiones Sudamérica, S.L.	Seville (SP)	Abengoa Inversiones Sudamerica, S.L.
Abengoa Inversiones Uruguay, S.L.	Seville (SP)	Abengoa PW I Investments, S.L.
Abengoa PW I Investments, S.L.	Seville (SP)	Abeinsa, Ing y Const. Ind., S.A.
Abengoa PW II Investments, S.L	Seville (SP)	Abeinsa, Ing y Const. Ind., S.A.
Abengoa Research, S.L.	Seville (SP)	Abeinsa, Ingeniería y Construcción Industrial, S.A./Instalaciones Inabensa, S.A.
Abengoa SeaPower, S.A.	Seville (SP)	Abeinsa Ingeniería y Construcción Industrial, S.A./Instalaciones Inabensa, S.A.
Abengoa Solar España, S.A.	Seville (SP)	Abengoa Solar, S.A./Abengoa Solar New Technologies, S.A.
Abengoa Solar Extremadura, S.A.	Cáceres(SP)	Abengoa Solar España, S.A./Abengoa Solar New Technologies, S.A.

Abengoa Tax Group Number 02/97		
Company Name	Tax Address	Shareholding
Abengoa Solar Internacional, S.A.	Seville (SP)	Abengoa Solar, S.A./ Abengoa Solar España, S.A.
Abengoa Solar International Investments, S.L	Seville (SP)	Abengoa Solar Internacional, S.A. / Abengoa Solar España, S.A.
Abengoa Solar Middle East Holding, S.L	Seville (SP)	Abengoa Solar Internacional, S.A / Abengoa Solar España, S.A
Abengoa Solar New Technologies, S.A.	Seville (SP)	Abengoa Solar, S.A./ Abengoa Solar España, S.A.
Abengoa Solar Power, S.A.	Seville (SP)	Abengoa Solar, S.A./Abengoa Solar España, S.A.
Abengoa Solar Research, S.A.	Seville (SP)	Abengoa Solar New Technologies, S.A./ Abengoa Research, S.L.
Abengoa Solar, S.A.	Seville (SP)	Abengoa, S.A./Abengoa Solar España, S.A.
Abengoa Solar Ventures S.A	Seville (SP)	Abengoa Solar, S.A./ Abengoa Solar España, S.A.
Abengoa Water Agadir, S.L.U.	Seville (SP)	Abengoa Water, S.L.
Abengoa Water, S.L.	Seville (SP)	Abengoa, S.A./ Sociedad Inversora en Energía y Medioambiente, S.A. (Siema)
Abengoa Water Dalian, S.L.U.	Seville (SP)	Abengoa Water, S.L.
Abengoa Water Internacional, S.L.U.	Seville (SP)	Abengoa Water, S.L.
Abengoa Water Nungua, S.L.U.	Seville (SP)	Abengoa Water, S.L.U.
Abengoa Water Taiwan, S.L.U.	Seville (SP)	Abengoa Water, S.L.
Abentel Telecomunicaciones, S.A.	Seville (SP)	Abener Energía, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.
Aprovechamientos Energéticos Furesa, S.A.	Murcia(SP)	Abeinsa Asset Management, S.L.
Asa Iberoamérica, S.L.	Seville (SP)	Soc. Inv. Energía y Medio Ambiente, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.
Aznalcóllar Solar, S.A.	Seville (SP)	Abengoa Solar España/Abengoa Solar
Befesa Agua Djerba, S.L. (AW Takoradi)	Seville (SP)	Abengoa Water, S.L.
Befesa Agua Tenes S.L.	Seville (SP)	Abengoa Water S.L.
Befesa CTA Qingdao, S.L.U	Madrid(SP)	Abengoa Water, S.L.
Biocarburantes de Castilla y León, S.A.	Salamanca(SP)	Abengoa Bioenergía Inversiones, S.A./Ecoagrícola, S.A.
Bioetanol Galicia, S.A.	A Coruña(SP)	Abengoa Bioenergía Inversiones, S.A./Ecoagrícola, S.A.
Captación Solar, S.A.	Seville (SP)	Abeinsa Asset Management, S.L./Abener Energía, S.A.
Captasol Fotovoltaica 1, S.L.	Seville (SP)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 2, S.L.	Seville (SP)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 3, S.L.	Seville (SP)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 4, S.L.	Seville (SP)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 5, S.L.	Seville (SP)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 6, S.L.	Seville (SP)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 7, S.L.	Seville (SP)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 8, S.L.	Seville (SP)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 9, S.L.	Seville (SP)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 10, S.L.	Seville (SP)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 11, S.L.	Seville (SP)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 12, S.L.	Seville (SP)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 13, S.L.	Seville (SP)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 14, S.L.	Seville (SP)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 15, S.L.	Seville (SP)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 16, S.L.	Seville (SP)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.

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Annex XI – Companies taxed under the Special Regime for Company Groups at 12.31.15 (continuation)

Abengoa Tax Group Number 02/97		
Company Name	Tax Address	Shareholding
Captasol Fotovoltaica 17, S.L.	Seville (SP)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 18, S.L.	Seville (SP)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 19, S.L.	Seville (SP)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 20, S.L.	Seville (SP)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 21, S.L.	Seville (SP)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 22, S.L.	Seville (SP)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 23, S.L.	Seville (SP)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 24, S.L.	Seville (SP)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 25, S.L.	Seville (SP)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 26, S.L.	Seville (SP)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 27, S.L.	Seville (SP)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 28, S.L.	Seville (SP)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 29, S.L.	Seville (SP)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 30, S.L.	Seville (SP)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 31, S.L.	Seville (SP)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 32, S.L.	Seville (SP)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 33, S.L.	Seville (SP)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 34, S.L.	Seville (SP)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 35, S.L.	Seville (SP)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 36, S.L.	Seville (SP)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 37, S.L.	Seville (SP)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 38, S.L.	Seville (SP)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 52 S.L.	Seville (SP)	Abengoa Solar, S.A./ Abengoa Solar España, S.A.
Casaquemada Fotovoltaica, S.L.	Seville (SP)	Abengoa Solar España, S.A./Abengoa Solar, S.A.
Centro Industrial y Logístico Torrecuellar, S.A.	Seville (SP)	Instalaciones Inabensa, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.
Centro Tecnológico Palmas Altas, S.A.	Seville (SP)	Abengoa, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.
Construcciones y Depuraciones, S.A.(Codesa)	Seville (SP)	Abeinsa Asset Management, S.L.
Covisa, Cogeneración Villaricos, S.A.	Seville (SP)	Abeinsa Asset Management, S.L.
Ecoagrícola, S.A.	Murcia(SP)	Abengoa Bioenergía Inversiones, S.A./Ecocarburantes, S.A.
Ecocarburantes Españoles , S.A.	Murcia(SP)	Abengoa Bioenergía Inversiones, S.A.
Europea de Construcciones Metálicas, S.A. (Eucomsa)	Seville (SP)	Abeinsa Ingeniería y Construcción Industrial, S.A./Abengoa Solar, S.A.
Fotovoltaica Solar Sevilla, S.A.	Seville (SP)	Abengoa Solar España, S.A.
Gestión Integral de Recursos Humanos, S.A.	Seville (SP)	Siema Technologies, S.L.
Helioenergy Electricidad Tres, S.A.	Seville (SP)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Helioenergy Electricidad Cuatro, S.A.	Seville (SP)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Helioenergy Electricidad Cinco, S.A.	Seville (SP)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Helioenergy Electricidad Once, S.A.	Seville (SP)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Helioenergy Electricidad Trece, S.A.	Seville (SP)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Helioenergy Electricidad Veintiuno, S.A	Seville (SP)	Abengoa Solar España, S.A. /Abengoa Solar New Technologies, S.A.
Helioenergy Electricidad Veintidos, S.A	Seville (SP)	Abengoa Solar España, S.A. /Abengoa Solar New Technologies, S.A.

Abengoa Tax Group Number 02/97		
Company Name	Tax Address	Shareholding
Helioenergy Electricidad Veintitres, S.A	Seville (SP)	Abengoa Solar España, S.A. /Abengoa Solar New Technologies, S.A.
Helioenergy Electricidad Veinticuatro, S.A	Seville (SP)	Abengoa Solar España, S.A. /Abengoa Solar New Technologies, S.A.
Inabensa Fotovoltaica, S.L.	Seville (SP)	Instalaciones Inabensa, S.A./C.I.L. Torrecuéllar, S.A.
Iniciativas Hidroeléctricas de Aragón y Cataluña, S.L.	Huesca(SP)	Abeinsa Infraestructuras Medio Ambiente, S.A.
Instalaciones Fotovoltaicas Torrecuéllar, 1 S.L.	Seville (SP)	Inabensa Fotovoltaica, S.L./Instalaciones Inabensa, S.A.
Instalaciones Fotovoltaicas Torrecuéllar, 2 S.L.	Seville (SP)	Inabensa Fotovoltaica, S.L./Instalaciones Inabensa, S.A.
Instalaciones Fotovoltaicas Torrecuéllar, 3 S.L.	Seville (SP)	Inabensa Fotovoltaica, S.L./Instalaciones Inabensa, S.A.
Instalaciones Inabensa, S.A.	Seville (SP)	Nicsa/Abener Energía, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.
Japan PV Ventures, S.A.	Seville (SP)	Abengoa Solar S.A. / Abengoa Solar España
Las Cabezas Fotovoltaica, S.L.	Seville (SP)	Abengoa Solar España, S.A./Abengoa Solar, S.A.
Linares Fotovoltaica, S.L.	Seville (SP)	Abengoa Solar España, S.A./Abengoa Solar, S.A.
Marismas PV A1, S.L.	Seville (SP)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A2, S.L.	Seville (SP)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A3, S.L.	Seville (SP)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A4, S.L.	Seville (SP)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A5, S.L.	Seville (SP)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A6, S.L.	Seville (SP)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A7, S.L.	Seville (SP)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A8, S.L.	Seville (SP)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A9, S.L.	Seville (SP)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A10, S.L.	Seville (SP)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A11, S.L.	Seville (SP)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A12, S.L.	Seville (SP)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A13, S.L.	Seville (SP)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A14, S.L.	Seville (SP)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A15, S.L.	Seville (SP)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A16, S.L.	Seville (SP)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A17, S.L.	Seville (SP)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A18, S.L.	Seville (SP)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B1, S.L.	Seville (SP)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B2, S.L.	Seville (SP)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B3, S.L.	Seville (SP)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B4, S.L.	Seville (SP)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B5, S.L.	Seville (SP)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B6, S.L.	Seville (SP)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B7, S.L.	Seville (SP)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B8, S.L.	Seville (SP)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B9, S.L.	Seville (SP)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B10, S.L.	Seville (SP)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B11, S.L.	Seville (SP)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.

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Annex XI – Companies taxed under the Special Regime for Company Groups at 12.31.15 (continuation)

Abengoa Tax Group Number 02/97		
Company Name	Tax Address	Shareholding
Marismas PV B12, S.L.	Seville (SP)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B13, S.L.	Seville (SP)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B14, S.L.	Seville (SP)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B15, S.L.	Seville (SP)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B16, S.L.	Seville (SP)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B17, S.L.	Seville (SP)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B18, S.L.	Seville (SP)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C1, S.L.	Seville (SP)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C2, S.L.	Seville (SP)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C3, S.L.	Seville (SP)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C4, S.L.	Seville (SP)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C5, S.L.	Seville (SP)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C6, S.L.	Seville (SP)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C7, S.L.	Seville (SP)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C8, S.L.	Seville (SP)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C9, S.L.	Seville (SP)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C10, S.L.	Seville (SP)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C11, S.L.	Seville (SP)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C12, S.L.	Seville (SP)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C13, S.L.	Seville (SP)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C14, S.L.	Seville (SP)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C15, S.L.	Seville (SP)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C16, S.L.	Seville (SP)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C17, S.L.	Seville (SP)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C18, S.L.	Seville (SP)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV E1, S.L.	Seville (SP)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV E2, S.L.	Seville (SP)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV E3, S.L.	Seville (SP)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
NEA Solar O&M, S.A.	Seville (SP)	Abengoa Solar, S.A /Abengoa Solar España, S.A.
NEA Solar Power, S.A.	Seville (SP)	Abengoa Solar, S.A /Abengoa Solar España, S.A.
Nicsa, Negocios Industr. y Comer. S.A.	Madrid(SP)	Abencor /Abeinsa
Omega Sudamérica, S.L	Seville (SP)	Instalaciones Inabensa, S.A./ASA Iberoamérica S.A.
Power & Railway Solutions, S.L.	Seville (SP)	Instalaciones Inabensa, S.A.
Puerto Real Cogeneración, S.A.	Seville (SP)	Abeinsa Asset Management, S.L.
Simosa, Serv. Integ. Manten y Operac., S.A.	Seville (SP)	Negocios Industriales y Comerciales, S.A./Abengoa, S.A.
Siema Investment, S.L.U.	Madrid(SP)	Siema Technologies, S.L
Siema Technologies, S.L.	Madrid(SP)	Abengoa, S.A./Siema AG
Simosa I.T., S.A	Seville (SP)	Abengoa, S.A./Simosa, S.A.
Sociedad Inversora en Energía y Medioambiente, S.A. (Siema)	Seville (SP)	Abengoa, S.A./Negocios Industriales y Comerciales, S.A.
Sociedad Inversora Lineas de Brasil, S.L. (ETVE)	Seville (SP)	Asa Iberoamérica

Abengoa Tax Group Number 02/97		
Company Name	Tax Address	Shareholding
Solaben Electricidad Ocho, S.A.	Caceres(SP)	Abengoa Solar España, S.A/Abengoa Solar New Technologies,S.A.
Solaben Electricidad Diez, S.A.	Caceres(SP)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solargate Electricidad Tres, S.A.	Seville (SP)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solargate Electricidad Cuatro, S.A.	Seville (SP)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solargate Electricidad Cinco, S.A.	Seville (SP)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solnova Electricidad Dos, S.A.	Seville (SP)	Abengoa Solar España, S.A./Abengoa Solar, S.A.
Solnova Electricidad Cinco, S.A.	Seville (SP)	Abengoa Solar España, S.A./Abengoa Solar, S.A.
Solnova Electricidad Seis, S.A.	Seville (SP)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solúcar Andalucía FV2, S.A	Seville (SP)	Abengoa Solar España, S.A./ Abengoa Solar New Technologies, S.A.
South Africa PV Investments, S.L.	Seville (SP)	Abengoa Solar Internacional, S.A./Abengoa Solar Ventures, S.A
South Africa Solar Investments, S.L.	Seville (SP)	Abengoa Solar Internacional, S.A./ Abengoa Solar, S.A.
South Africa Solar Ventures, S.L.	Seville (SP)	Abengoa Solar Internacional, S.A./Abengoa Solar Ventures, S.A
Teyma, Gestión de Contratos de Construcción e Ingeniería, S.A.	Seville (SP)	Abeinsa Ingeniería y Construcción Industrial, S.A.
Zero Emissions Technologies, S.A. (Zeroemissions)	Seville (SP)	Abeinsa Ingeniería y Construcción Industrial, S.A./Abengoa Hidrógeno, S.A.
Zeroemissions Carbon Trust, S.A	Seville (SP)	Zeroemissions Technologies, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.
Zeroemissions Carbon Trust, S.A	Seville (SP)	Zeroemissions Technologies, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.

ABENGOA Consolidated financial statements

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Annex XII – Subsidiary companies included in the 2014 consolidation perimeter using the global integration method

		Shareholding					
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	Activity (see Page 4)	Auditor
A3T Holdco España, S.A	Seville (SP)	60	100.00	Abener Energía, S.A./ Negocios Industriales y Comerciales, S.A. (Nicsa)	(*)	(1)	-
AB Bioenergy Hannover, GmbH	Hannover (DE)	98	100.00	Abengoa Bioenergía, S.A.	-	(6)	-
Abacus Project Management of Arizona, LLC.	Arizona (US)	1	100.00	Teyma Construction USA, LLC.	-	(1)	-
Abacus Project Management, Inc.	Arizona (US)	3,824	100.00	Teyma Construction USA, LLC	-	(1)	-
Abeanza Brasil, S.A.	R. de Janeiro (BR)	1,330	100.00	Asa Investment, AG ZUG/Sociedad Inversora Líneas de Brasil, S.L. (ETVE)	-	(1)	-
Abeima Agua Internacional, S.L.	Seville (SP)	3	100.00	Abeinsa Infraestructuras Medio Ambiente/Construcciones y Depuraciones, S.A.(Codesa)	-	(1)	-
Abeima India, Pvt. Ltd.	Chennai (IN)	7,602	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	-	(1)	C
Abeima Teyma Barka LLC.	Ruwi (OM)	332	70.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Teyma Gest. Ctos. de Const. e Ing., S.A.	-	(1)	B
Abeima Teyma Infraestructure Ghana Limited	Accra (GH)	38	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Teyma Gest. Ctos. de Const. e Ing., S.A.	-	(1)	B
Abeima Teyma Zapotillo, S.R.L. de C.V.	Mexico D.F. (MX)	-	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Teyma Gest. Ctos. de Const. e Ing., S.A.	-	(1)	B
Abeima USA, LLC.	Delaware (US)	1	100.00	Abeinsa Business Development, LLC	-	(1)	-
Abeinsa Abeima Teyma General Partnership	Arizona (US)	4	100.00	Abeima USA, LLC./ Teyma Construction USA, LLC./ Abeinsa EPC, LLC.	-	(1)	-
Abeinsa Abener Teyma General Partnership	Arizona (US)	4	100.00	Teyma Construction USA LLC./Abener Eng. Const. Serv., LLC/Abeinsa EPC Inc.	-	(1)	-
Abeinsa Asset Management, S.L.	Seville (SP)	22,861	100.00	Abener Energía, S.A./Negocios Industriales y Comerciales, S.A.	-	(1)	-
Abeinsa BD Asia Pacific Pte. Ltd.	Singapur (SG)	66	100.00	Abeinsa Business Development, S.A.	-	(1)	B
Abeinsa Business Development (Pty) Ltd.	Johannesburgo (ZA)	-	100.00	Abeinsa Business Development, S.A.	(*)	(1)	-
Abeinsa Business Development Corp.	Toronto (CA)	-	100.00	Abeinsa Business Development, S.A.	-	(1)	-
Abeinsa Business Development GmbH	Berlin (DE)	25	100.00	Abeinsa Business Development, S.A.	(*)	(1)	-
Abeinsa Business Development Private Limited	Bombay (IN)	3,261	100.00	Abeinsa Business Development, S.A. /Negocios Industriales y Comerciales, S.A.	-	(1)	B
Abeinsa Business Development Representaçoes, Energia e Água, Ltda.	R. de Janeiro (BR)	1	100.00	Abeinsa Business Development, S.A./Negocios Industriales y Comerciales, S.A.	-	(1)	-
Abeinsa Business Development S.A.C.	Lima (PE)	-	100.00	Abeinsa Business Development, S.A./Negocios Industriales y Comerciales, S.A.	-	(1)	-
Abeinsa Business Development S.a.R.L./ A.U	Casablanca (MA)	-	100.00	Abeinsa Business Development, S.A.	(*)	(1)	-
Abeinsa Business Development, LLC	Missouri (US)	80,975	100.00	Abeinsa, LLC.	-	(1)	B
Abeinsa Business Development, Ltd.	Seoul (KR)	70	100.00	Abeinsa Business Development, S.A.	-	(1)	-
Abeinsa Business Development, Pty. Ltd.	Sydney (AU)	-	100.00	Abeinsa Business Development, S.A.	-	(1)	-
Abeinsa Business Development, S.A.	Seville (SP)	501,735	100.00	Abeinsa Ingeniería y Construcción Industrial, S.A./ Negocios Industriales y Comerciales, S.A.	-	(1)	B
Abeinsa Business Development, Sp.z.o.o.	Gliwice (PL)	1	100.00	Abeinsa Business Development, S.A.	-	(1)	C
Abeinsa Business Development, Spa.	Santiago de Chile (CL)	1	100.00	Abeinsa Business Development, S.A.	-	(1)	-
Abeinsa Business Developmet México, S.A. de C.V.	Mexico D.F. (MX)	3	100.00	Abeinsa Business Development, S.A./ Negocios Industriales y Comerciales, S.A.	-	(1)	B
Abeinsa Engineering Private Limited	Mumbai (IN)	270	100.00	Abeinsa Engineering, S.L./ Abener Energía, S.A.	-	(1)	B
Abeinsa Engineering, Inc.	Arizona (US)	37	100.00	Abeinsa Engineering, S.L.	-	(1)	B
Abeinsa Engineering, S.A. de CV.	Mexico D.F. (MX)	3	100.00	Abeinsa Engineering, S.L./Abeinsa Asset Management, S.L.	-	(1)	B
Abeinsa Engineering, S.L.	Seville (SP)	5,542	100.00	Abener Energía, S.A.	-	(1)	B
Abeinsa EPC Kaxu Pty Ltd.	Johannesburgo (ZA)	-	92.00	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería, S.A.	-	(1)	B
Abeinsa EPC Khi Pty Ltd.	Johannesburgo (ZA)	-	92.00	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería, S.A.	-	(1)	B
Abeinsa EPC México, S.A de C.V	Mexico D.F. (MX)	1	100.00	Abeinsa Ingeniería y Construcción Industrial S.A./ ASA Iberoamérica, S.L.	-	(1)	B
Abeinsa EPC South Africa (Pty) Ltd.	Cape Town (ZA)	-	100.00	Abeinsa, Ingeniería y Construcción Industrial, S.A.	(*)	(1)	-
Abeinsa EPC Xina (Pty) Ltd.	Cape Town (ZA)	-	92.00	Teyma, Gestión de Contratos de Construcción e Ingeniería, S.A./Abener Energía, S.A.	(*)	(1)	-
Abeinsa EPC, LLC.	Arizona (US)	-	100.00	Abeinsa, LLC.	-	(1)	B
Abeinsa EPC, S.A.	Seville (SP)	60	100.00	Abeinsa Ingeniería y Construcción Industrial S.A./Teyma Gest. Ctos. de Const. e Ing., S.A.	-	(1)	B
Abeinsa Holding, Inc.	Delaware (US)	-	100.00	Abengoa US Holding, LLC.	-	(1)	-
Abeinsa Infraestructuras Medio Ambiente, S.A.	Seville (SP)	447,151	100.00	Abeinsa, Ingeniería y Construcción Industrial, S.L./Negocios Industriales y Comerciales, S.A	-	(1)	B
Abeinsa Inversiones Latam, S.L.	Seville (SP)	245,333	100.00	Asa Iberoamérica, S.L./Abeinsa Ingeniería y Construcción Industrial, S.A.	-	(1)	B
Abeinsa Is Gelistirme Limited Sirketi	Ankara (TR)	5	100.00	Abeinsa Business Development, S.A.	-	(1)	B
Abeinsa Monterrey VI, S.A. de C.V.	Mexico D.F. (MX)	3	100.00	Abengoa México, S.A. de CV/ Abener Energía, S.A.	(*)	(1)	-
Abeinsa Norte III, S. A. de C. V.	Mexico D.F. (MX)	3	100.00	Abeinsa, Ingeniería y Construcción Industrial, S.A./Abener México, S.A. de C.V.	-	(1)	-
Abeinsa Operation and Maintenance, S.A.	Seville (SP)	60	100.00	Abeinsa Ing. y Const. Industrial, S.A./Negocios Industriales y de Construcción, S.A.	-	(1)	-
Abeinsa, LLC.	Delaware (US)	82,696	100.00	Abengoa US Operations, LLC	-	(1)	-
Abeinsa, Ingeniería y Construcción Industrial, S.A.	Seville (SP)	90,642	100.00	Abengoa, S.A./Siema	-	(1)	B
Abelec, S.A.	Santiago de Chile (CL)	2	99.99	Abengoa Chile, S.A.	-	(2)	-
Abema Ltda	Santiago de Chile (CL)	2	100.00	Abengoa Chile, S.A./Abeinsa Infraestructuras Medio Ambiente, S.A.	-	(1)	-
Abencor Brasil Ltda.	R. de Janeiro (BR)	-	100.00	Abencor Suministros, S.A./Abengoa Construção Brasil Ltda.	-	(1)	-
Abencor Colombia, S.A.S.	Bogotá (CO)	-	100.00	Abencor Suministros S.A.	(*)	(1)	-
Abencor México, S.A. de C.V	Mexico D.F. (MX)	3	100.00	Abencor Suministros, S.A./Abengoa México, S.A. de C.V.	-	(1)	-
Abencor Perú, S.A.	Lima (PE)	1	99.99	Abencor Suministros S.A.	-	(1)	-
Abencor South Africa Pty Ltd	Upington (ZA)	-	100.00	Abencor Suministros, S.A.	-	(1)	-
Abencor Suministros Chile, S.A.	Santiago de Chile (CL)	1	100.00	Abengoa Chile S.A./Abencor Suministros, S.A.	-	(1)	B
Abencor Suministros S.A.	Seville (SP)	4,133	100.00	Negocios Industriales y Comerciales, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.	-	(1)	B
Abencor USA LLC	Arizona (US)	1	100.00	Abeinsa, LLC	-	(1)	-
Abener Argelia, S.L.	Seville (SP)	4	100.00	Abener Energía, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.	-	(1)	-
Abener Construction Services, LLC.	Missouri (US)	113,887	100.00	Abeinsa Business Development, LLC	-	(1)	B

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Annex XII – Subsidiary companies included in the 2014 consolidation perimeter using the global integration method (continuation)

		Shareholding					
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	Activity (see Page 4)	Auditor
Abener Energía, S.A.	Seville (SP)	454,523	100.00	Abeinsa, Ing. y Const., S.A./Abeinsa Business Development, S.A./Negocios Ind. y Com., S.A.	-	(1)	B
Abener Energie, S.A.R.L.	Oudja (MA)	3	100.00	Abener Energía, S.A.	-	(1)	-
Abener México, S.A. De C.V.	Mexico D.F. (MX)	4	100.00	Abengoa México, S.A. de C.V./Abeinsa Business Development México, S.A. de C.V.	-	(1)	B
Abener North America Construction Services, Inc.	Delaware (US)	16	100.00	Abener Engineering & Construction Services, LLC.	-	(1)	-
Abener North America Construction, L.P.	Missouri (US)	28	100.00	Abener Construction Service, LLC /Abener North America Construction Services, Inc.	-	(1)	-
Abener Teyma Hugoton General Partnership	Missouri (US)	8	100.00	Teyma Construction USA LLC/Abener Construction Services, LLC.	-	(1)	B
Abener Teyma Mojave General Partnership	Missouri (US)	4	100.00	Teyma Construction USA, LLC/Abener North America Construction Services, L.P.	-	(1)	B
Abener Teyma Termocolón II, S.A.	Panamá (PA)	-	100.00	Teyma, Gestión de Contratos de Construcción e Ingeniería, S.A./ Abener Energía, S.A.	(*)	(1)	-
Abener, Abeinsa, Power and Water Construction Saudi Limited	Riyadh (SA)	196	100.00	Abener Energía, S.A./ Abeinsa Infraestructuras Medio Ambiente, S.A.	(*)	(1)	-
Abengoa Australia Pty. Ltd.	Sidney (AU)	3,489	100.00	Instalaciones Inabensa, S.A.	-	(1)	B
Abengoa Bioenergia Agroindustria Trading US Inc.	Delaware (US)	-	100.00	Abengoa Bioenergia Agroindústria Ltda.	-	(6)	-
Abengoa Bioenergia Agroindustria, Ltda.	Sao Paulo (BR)	297,256	100.00	Abengoa Bioenergia Brasil, S.A./Abengoa Bioenergia Santa Fe, Ltda.	-	(6)	B
Abengoa Bioenergía Biodiesel, S.A.	Seville (SP)	60	100.00	Abengoa Bioenergía Inversiones, S.A./Ecoagrícola, S.A.	-	(6)	-
Abengoa Bioenergia Biomasse France, SAS	Arance (FR)	3	100.00	Abengoa Bioenergía Inversiones, S.A.	-	(6)	-
Abengoa Bioenergia Brasil, S.A.	Sao Paulo (BR)	705,752	99.99	Asa Bioenergy Holding AG./Abengoa Bioenergía, S.A.	-	(6)	B
Abengoa Bioenergia Inovações Ltda.	Sao Paulo (BR)	314,036	100.00	ASA Bioenergy Holding, AG/ Abengoa Bioenergia Santa Fe, Ltda.	-	(6)	-
Abengoa Bioenergía Inversiones, S.A.	Seville (SP)	743,069	100.00	Abengoa Bioenergía, S.A./Abengoa Bioenergía Nuevas Tecnologías, S.A.	-	(6)	B
Abengoa Bioenergía Nuevas Tecnologías, S.A.	Seville (SP)	386	100.00	Abengoa Bioenergía, S.L./Instalaciones Inabensa, S.A.	-	(6)	B
Abengoa Bioenergia Outsourcing, LLC	Missouri (US)	-	100.00	Abengoa Bioenergy Operation, LLC.	-	(6)	-
Abengoa Bioenergía San Roque, S.A.	Cádiz(SP)	21,990	100.00	Abengoa Bioenergía Inversiones, S.A./Ecoagrícola, S.A.	-	(6)	B
Abengoa Bioenergia Santa Fe, Ltda.	Sao Paulo (BR)	373	100.00	Abengoa Bioenergia Brasil, S.A./Abengoa Bioenergia Trading Brasil Ltda.	-	(6)	-
Abengoa Bioenergia Trading Brasil, Ltda.	Sao Paulo (BR)	-	100.00	Abengoa Bioenergia Brasil, S.A./Abengoa Bioenergia Agroindústria, Ltda .	-	(6)	-
Abengoa Bioenergía, S.A.	Seville (SP)	147,093	98.05	Abengoa, S.A./Sociedad Inversora Energía y Medio Ambiente, S.A.	-	(6)	B
Abengoa Bioenergy Biomass Funding, LLC	Kansas (US)	-	100.00	Abengoa Bioenergy Technology Holding , LLC	-	(6)	-
Abengoa Bioenergy Biomass of Kansas, LLC.	Kansas (US)	518,241	100.00	Abengoa Bioenergy Hybrid of Kansas, LLC.	-	(6)	B
Abengoa Bioenergy Company, LLC.	Kansas (US)	66,268	100.00	Abengoa Bioenergy Operations, LLC.	-	(6)	B
Abengoa Bioenergy Developments, LLC	Missouri (US)	1	100.00	Abengoa Bioenergy US Holding, LLC.	-	(6)	-
Abengoa Bioenergy Engineering & Construction, LLC	Missouri (US)	-	100.00	Abengoa Bioenergy Operations, LLC.	-	(6)	-
Abengoa Bioenergy France, S.A.	Montardon (FR)	108,353	74.79	Abengoa Bioenergía Inversiones, S.A.	-	(6)	B
Abengoa Bioenergy Funding, LLC.	Missouri (US)	254,650	100.00	Abengoa Bioenergy Meramec Renewable, LLC.	-	(6)	B
Abengoa Bioenergy Germany, GmbH	Rostock (DE)	11,859	100.00	Abengoa Bioenergía Inversiones, S.A.	-	(6)	-
Abengoa Bioenergy Holdco, Inc.	Delaware (US)	783,421	100.00	Abengoa US Holding, LLC/ASA Bioenergy Holding, AG	-	(6)	-
Abengoa Bioenergy Hybrid of Kansas, LLC.	Kansas (US)	511,268	100.00	Abengoa Bioenergy Technology Holding, Inc.	-	(6)	-
Abengoa Bioenergy Investments , LLC	Missouri (US)	-	100.00	Abengoa Bioenergy US Holding, LLC.	-	(6)	-
Abengoa Bioenergy Maple, LLC.	Missouri (US)	254,650	100.00	Abengoa Bioenergy Funding LLC.	-	(6)	B
Abengoa Bioenergy Meramec Holding, Inc.	Delaware (US)	34,660	51.00	Abengoa Bioenergy Holdco, Inc.	(*)	(6)	-
Abengoa Bioenergy Meramec Renewable, LLC.	Missouri (US)	333,679	100.00	Abengoa Bioenergy Meramec Holding, Inc./ Abengoa Bioenergy Operations , LLC	-	(6)	B
Abengoa Bioenergy Netherlands, B.V.	Rotterdam (NL)	644,710	100.00	Abengoa Bioenergía Inversiones, S.A.	-	(6)	B
Abengoa Bioenergy New Technologies, LLC.	Missouri (US)	656	100.00	Abengoa Bioenergy Technology Holding, LLC.	-	(6)	B
Abengoa Bioenergy of Illinois, LLC	Missouri (US)	190,527	100.00	Abengoa Bioenergy Maple, LLC	-	(6)	-
Abengoa Bioenergy of Indiana, LLC	Missouri (US)	159,447	100.00	Abengoa Bioenergy Maple, LLC.	-	(6)	-
Abengoa Bioenergy of Kansas, LLC	Missouri (US)	199	100.00	Abengoa Bioenergy Operations,LLC	-	(6)	-
Abengoa Bioenergy of Nebraska, LLC.	Nebraska (US)	43,624	100.00	Abengoa Bioenergy Operations, LLC	-	(6)	B
Abengoa Bioenergy of Texas, LLC	Delaware (US)	-	100.00	Abengoa Bioenergy Operations , LLC	(*)	(6)	-
Abengoa Bioenergy Operations , LLC	Missouri (US)	382,189	100.00	Abengoa Bioenergy US Holding, LLC.	-	(6)	B
Abengoa Bioenergy Renewable Power US, LLC.	Missouri (US)	341	100.00	Abengoa Bioenergy Operations, LLC.	-	(6)	-
Abengoa Bioenergy Technology Holding , LLC	Missouri (US)	511,267	100.00	Abengoa Bioenergy US Holding, LLC.	-	(6)	-
Abengoa Bioenergy Trading Europe, B.V.	Rotterdam (NL)	18	100.00	Abengoa Bioenergía Inversiones, S.A.	-	(6)	B
Abengoa Bioenergy Trading US, LLC	Missouri (US)	-	100.00	Abengoa Bioenergy Operations, LLC	-	(6)	B
Abengoa Bioenergy UK Limited	Cardiff (UK)	14,503	100.00	Abengoa Bioenergía Inversiones, S.A.	-	(6)	-
Abengoa Bioenergy US Holding, LLC	Missouri (US)	711,498	100.00	Abengoa US, LLC	-	(6)	B
Abengoa Biotechnology Research, S.A.	Seville (SP)	60	100.00	Abengoa Bioenergía Nuevas Tecnologías, S.A./Abengoa Research, S.A.	-	(6)	-
Abengoa Biotechnology, LLC	Delaware (US)	-	100.00	Abengoa Bioenergy US Holding, LLC	(*)	(6)	-
Abengoa Brasil Logística, Ltda.	R. de Janeiro (BR)	187	100.00	Abengoa Brasil, S.A./Inabensa Rio Ltda.	-	(1)	B
Abengoa Chile, S.A.	Santiago de Chile (CL)	47,847	100.00	Asa Investment, AG ZUG/Teyma Abengoa, S.A.	-	(1)	B
Abengoa Cogeneraçao de Energia, S.A.	R. de Janeiro (BR)	-	100.00	Abengoa Brasil, S.A./Abengoa Concesssoes Brasil Holding, S.A.	-	(2)	-
Abengoa Cogeneraçao de Energia II, S.A.	R. de Janeiro (BR)	-	100.00	Abengoa Brasil, S.A./Abengoa Concesssoes Brasil Holding, S.A.	-	(2)	-
Abengoa Cogeneración Tabasco, S. de R.L. de C.V.	Mexico D.F. (MX)	27,449	100.00	ACT Holdings, S.A. de C.V.	-	(**)	B
Abengoa Colombia, S.A.S.	Bogotá (CO)	215	100.00	Abengoa Perú, S.A./Abener Energía, S.A./Abeinsa Infraestructuras Medio Ambiente, S.A.	-	(1)	-
Abengoa Concessions Infrastructure, S.L.	Seville (SP)	299,001	100.00	Abengoa Yield Plc./ Sociedad Inversora en Energía y Medioambiente, S.A. (Siema)	(*)	(**)	-
Abengoa Concessions Investments Ltd.	Leeds (GB)	800,935	100.00	Abengoa Concessions, S.L./ Abengoa Solar, S.A.	-	(1)	B
Abengoa Concessions Investments, S.à.r.l.	Luxemburgo (LU)	13	100.00	Abengoa Concessions, S.L.	-	(1)	-
Abengoa Concessions Perú, S.A.	Lima (PE)	212,947	100.00	Abengoa Yield Plc./Abengoa Perú, S.A.	(*)	(**)	B
Abengoa Concessions, S.L.	Seville (SP)	3	100.00	Abengoa, S.A./Siema	-	(1)	B
Abengoa Concessões Brasil Holding, S.A.	R. de Janeiro (BR)	742,029	100.00	Abengoa Brasil, S.A./ Sociedad Inversora de Líneas de Brasil, S.L.	-	(2)	B

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Annex XII – Subsidiary companies included in the 2014 consolidation perimeter using the global integration method (continuation)

		Shareholding					
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	Activity (see Page 4)	Auditor
Abengoa Construçao Brasil, Ltda.	R. de Janeiro (BR)	943,968	100.00	Abeanza Brasil, S.A./Sociedad Inversora de Lineas de Brasil, S.L.	-	(1)	B
Abengoa Desalination Pilot Plants, Ltd.	Masdar (AE)	30	100.00	Abengoa, S.A.	(*)	(1)	-
Abengoa Energy Crops Biomass USA, LLC	Florida (US)	211	100.00	Abengoa Energy Crops USA, LLC	(*)	(1)	-
Abengoa Energy Crops Biomassa, S.A.	Rio de Janeiro (BR)	-	99.80	Abengoa Energy Crops, S.A.	(*)	(1)	-
Abengoa Energy Crops Pellet 1 USA, LLC	Florida (US)	-	100.00	Abengoa Energy Crops Biomass USA, LLC	(*)	(1)	-
Abengoa Energy Crops USA, LLC	Florida (US)	213	100.00	Abengoa Energy Crops, S.A.	(*)	(1)	-
Abengoa Energy Crops, S.A.	Seville (SP)	60	100.00	Abengoa, S.A./ Sociedad Inversora en Energía y Medioambiente, S.A. (Siema)	(*)	(1)	B
Abengoa Energy Trading Chile, SpA	Santiago de Chile (CL)	14	100.00	Abengoa Chile, S.A.	(*)	(1)	-
Abengoa Finance, S.A.	Seville (SP)	60	100.00	Abengoa, S.A.	-	(1)	B
Abengoa Greenbridge, S.A.U.	Seville (SP)	60	100.00	Abengoa, S.A.	(*)	(1)	B
Abengoa Greenfield Brasil Holding, S.A.	Rio de Janeiro (BR)	844,929	100.00	Abengoa Construçao Brasil, Ltda.	(*)	(1)	B
Abengoa Greenfield España, S.L.	Seville (SP)	3	100.00	Abengoa Greenbridge, S.A.U.	(*)	(1)	-
Abengoa Greenfield Perú, S.A.	Lima (PE)	-	99.80	Abengoa Perú, S.A.	(*)	(1)	-
Abengoa Greenfield PLC	London (GB)	65	100.00	Abengoa, S.A.	(*)	(1)	-
Abengoa Greenfield S.A.U.	Seville (SP)	60	100.00	Abengoa, S.A.	(*)	(1)	B
Abengoa Hellas Solar, Ltd.	Atenas (GR)	30	100.00	Abengoa Solar, S.A./Abengoa Solar España, S.A.	-	(3)	-
Abengoa Hidrógeno, S.A.	Seville (SP)	912	100.00	Abeinsa Ingeniería y Construcción Industrial, S.A./ Instalaciones Inabensa, S.A.	-	(1)	B
Abengoa México O&M, S.A. de C.V.	Mexico D.F. (MX)	3	100.00	Abeinsa Operation and Maintenance, S.A./ Abengoa México, S.A. de CV	(*)	(1)	-
Abengoa México, S.A. de CV	Mexico D.F. (MX)	153,326	100.00	Asa Investment, AG ZUG /Asa Iberoamérica, S.L.	-	(1)	B
Abengoa Perú, S.A.	Lima (PE)	128,830	99.90	Asa Investment, AG ZUG	-	(1)	B
Abengoa Puerto Rico, S.E.	San Juan (PR)	8	100.00	Siema Investment, S.L./Abencor Suministros, S.A.	-	(1)	-
Abengoa Research, Corp.	Missouri (US)	-	100.00	Abengoa Research, S.L.	(*)	(1)	-
Abengoa Research, S.L.	Seville (SP)	9,053	100.00	Abeinsa, Ingeniería y Construcción Industrial, S.A./Instalaciones Inabensa, S.A.	-	(1)	C
Abengoa SeaPower, S.A.	Seville (SP)	60	100.00	Abeinsa Ingeniería y Construcción Industrial, S.A./Instalaciones Inabensa, S.A.	-	(1)	B
Abengoa Servicios Industriales, S.A. de C.V.	Mexico D.F. (MX)	1,825	100.00	Abengoa México, S.A. de C.V./Asa Iberoamérica, S.L.	-	(1)	B
Abengoa Servicios, S.A. De C.V.	Mexico D.F. (MX)	159	100.00	Abengoa México, S.A. de C.V./Servicios Aux. de Admon., S.A	-	(1)	B
Abengoa Solar Power Australia Pty Limited	Brisbane (AU)	458	100.00	Abengoa Solar Internacional, S.A.	-	(3)	-
Abengoa Solar Brasil Desenvolvimientos Solares Ltda.	R. de Janeiro (BR)	962	100.00	Abengoa Solar Internacional, S.A./Abengoa Solar España, S.A.	-	(1)	-
Abengoa Solar Chile, S.A.	Santiago de Chile (CL)	1	100.00	Abengoa Solar Internacional S.A./Abengoa Chile, S.A.	-	(3)	B
Abengoa Solar Chile, SpA	Santiago de Chile (CL)	2	100.00	Abengoa Solar Internacional, S.A.	(*)	(1)	-
Abengoa Solar Engeneering (Beijing), Co. Ltd.	Beijing (CN)	103	100.00	Abengoa Solar, S.A.	-	(3)	B
Abengoa Solar España, S.A.	Seville (SP)	53,846	100.00	Abengoa Solar, S.A./Abengoa Solar New Technologies, S.A.	-	(1)	B
Abengoa Solar Extremadura, S.A.	Cáceres(SP)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar New Technologies, S.A.	-	(3)	-
Abengoa Solar GmbH	Berlin (DE)	160	100.00	Abengoa Solar Internacional, S.A.	-	(3)	B

		Shareholding					
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	Activity (see Page 4)	Auditor
Abengoa Solar Holdings Inc.	Washington (US)	174,669	100.00	Abengoa US Holding, LLC	(*)	(1)	-
Abengoa Solar Holdings USA Inc.	Colorado (US)	312,839	100.00	Abengoa Yield Plc.	(*)	(**)	-
Abengoa Solar India Private Limited	Maharashtra (IN)	1,544	100.00	Abengoa Solar Internacional, S.A./ Abengoa Solar, S.A.	-	(1)	B
Abengoa Solar Industrial Systems, LLC	Colorado (US)	5,063	100.00	Abengoa Solar, LLC.	-	(1)	B
Abengoa Solar Internacional, S.A.	Seville (SP)	12,501	100.00	Abengoa Solar, S.A./ Abengoa Solar España, S.A.	-	(1)	B
Abengoa Solar Italia, S.R.L.	Roma (IT)	3,456	100.00	Abengoa Solar Internacional, S.A./Abengoa Solar, S.A.	-	(1)	B
Abengoa Solar Japan K.K.	Tokio (JP)	68	100.00	Abengoa Solar Internacional, S.A.	(*)	(1)	B
Abengoa Solar México S.A. de C.V.	Mexico D.F. (MX)	416	100.00	Abengoa Solar Internacional, S.A./Abengoa Solar España, S.A.	-	(1)	B
Abengoa Solar New Technologies, S.A.	Seville (SP)	10,748	100.00	Abengoa Solar, S.A./ Abengoa Solar España, S.A.	-	(1)	B
Abengoa Solar Power DMCC, LLC	Dubai (AE)	1	100.00	Abengoa Solar Ventures S.A	(*)	(1)	-
Abengoa Solar Power South Africa (Pty) Ltd.	Gauteng (ZA)	1,242	100.00	Abengoa Solar Internacional, S.A.	-	(3)	B
Abengoa Solar Power, S.A.	Seville (SP)	250	100.00	Abengoa Solar, S.A./Abengoa Solar España, S.A.	-	(3)	-
Abengoa Solar Research, S.A.	Seville (SP)	60	100.00	Abengoa Solar New Technologies, S.A./ Abengoa Research, S.L.	-	(1)	-
Abengoa Solar South Africa (Pty) Ltd.	Gauteng (ZA)	5,994	100.00	South Africa Solar Investments, S.L.	-	(1)	B
Abengoa Solar US Holdings Inc.	Colorado (US)	261,623	100.00	Abengoa Yield Plc.	-	(**)	-
Abengoa Solar Ventures S.A	Seville (SP)	26,660	100.00	Abengoa Solar, S.A./ Abengoa Solar España, S.A.	-	(1)	B
Abengoa Solar, LLC	New York (US)	188,738	100.00	Abengoa US Operations, LLC	-	(1)	B
Abengoa Solar, S.A.	Seville (SP)	68,060	100.00	Abengoa, S.A./Abengoa Solar España, S.A.	-	(1)	B
Abengoa SP Holdings, LLC	California (US)	22,845	100.00	Abengoa Solar, LLC.	-	(1)	-
Abengoa Transmisión Norte, S.A.	Lima (PE)	175,234	100.00	Abengoa Concessions Perú, S.A./ Abengoa Concessions Infrastructure, S.L.	-	(**)	B
Abengoa Transmisión Sur, S.A.	Lima (PE)	68,205	100.00	Abengoa Concessions Perú, S.A./Abengoa Transmisión Norte, S.A.	-	(**)	B
Abengoa Transmission & Infrastructure ULC	Vancouver (CA)	-	100.00	Abengoa Transmission & Infrastructure, LLC	(*)	(1)	-
Abengoa Transmission & Infrastructure, LLC	Delaware (US)	821	100.00	Abeinsa, LLC.	-	(1)	B
Abengoa Transmission Holdings, LLC	Arizona (US)	-	100.00	Abengoa Transmission & Infrastructure, LLC	(*)	(1)	-
Abengoa US Holding, LLC	Washington (US)	1,303,172	100.00	Abengoa Bioenergia, S.A./ Abengoa Solar, S.A./Abeinsa, S.A./Abengoa Water, S.L.U.	-	(1)	B
Abengoa US Operations, LLC	Washington (US)	1,130,691	100.00	Abengoa US, LLC	-	(1)	-
Abengoa US, LLC	Washington (US)	1,039,725	100.00	Abengoa Bioenergy Holdco, Inc./ Abengoa Solar Holdings Inc../ Abengoa Water Holding USA, Inc./ Abener Energia, S. A./ Abacus Project Management, Inc./ Abeinsa Holding, Inc.	-	(1)	-
Abengoa Vista Ridge, LLC.	Texas (US)	-	100.00	Abengoa Water USA, LLC.	(*)	(4)	-
Abengoa Water Agadir, S.L.U.	Seville (SP)	3	100.00	Abengoa Water, S.L.	-	(1)	B
Abengoa Water Beijing Co., Ltd	Pekin (CN)	65	100.00	Abengoa Water, S.L.	-	(4)	C
Abengoa Water Chile, Limitada	Santiago de Chile (CL)	-	100.00	Abengoa Water, S.L.	-	(4)	-
Abengoa Water Dalian, S.L.U.	Seville (SP)	33	100.00	Abengoa Water, S.L.	-	(1)	-
Abengoa Water Holding USA, Inc.	Delaware (US)	5,072	100.00	Abengoa US Holding, LLC	-	(4)	-

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Annex XII – Subsidiary companies included in the 2014 consolidation perimeter using the global integration method (continuation)

		Shareholding					
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	Activity (see Page 4)	Auditor
Abengoa Water Hong Kong, Co. Limited	Hong-Kong (CN)	-	100.00	Abengoa Water, S.L.	(*)	(1)	-
Abengoa Water Internacional, S.L.U.	Seville (SP)	3	100.00	Abengoa Water, S.L.	-	(1)	-
Abengoa Water Investments Ghana, BV	Amsterdam (NL)	3,637	100.00	Abengoa Water Nungua, S.L.U.	-	(1)	-
Abengoa Water Investments Takoradi, Bv	Amsterdam (NL)	-	100.00	Abengoa Water Takoradi, S.L.U.	(*)	(1)	-
Abengoa Water Nungua, S.L.U.	Seville (SP)	3,412	100.00	Abengoa Water, S.L.U.	-	(1)	-
Abengoa Water Taiwan, S.L.U.	Seville (SP)	16	100.00	Abengoa Water, S.L.	(*)	(1)	-
Abengoa Water Takoradi, S.L.U.	Seville (SP)	13	100.00	Abengoa Water, S.L.	-	(1)	-
Abengoa Water USA, LLC.	Texas (US)	3,091	100.00	Abengoa US Operations, LLC.	-	(1)	C
Abengoa Water, S.L.	Seville (SP)	10,860	100.00	Abengoa, S.A./ Sociedad Inversora en Energía y Medioambiente, S.A. (Siema)	-	(1)	B
Abengoa Yield Plc.	Leeds (GB)	889,956	64.27	Abengoa Concessions Investments Ltd.	-	(**)	B
Abengoa Yield, S.à.r.l.	Luxemburgo (LU)	13	100.00	Abengoa Concessions Investments, S.à.r.l.	-	(1)	-
Abent 3T, S.A.P.I. de C.V.	Mexico D.F. (MX)	231,865	100.00	A3T Holdco España, S.A/ Abener Energía, S.A.	-	(5)	B
Abenta Concessões Brasil, S.A.	R. de Janeiro (BR)	3	95.84	Abengoa Concessões Brasil Holding, S.A.	-	(2)	-
Abenta Construçao Brasil, Ltda	R. de Janeiro (BR)	16,167	100.00	Inabensa Rio, Ltda./Abengoa Brasil Ltda.	-	(1)	B
Abentel Telecomunicaciones, S.A.	Seville (SP)	5,530	100.00	Abener Energía, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.	-	(1)	B
Abentey Gerenciamiento de Projectos de Engenharia e Construçao, Ltda.	Pirassununga (BR)	-	100.00	Abener Energía, S.A./Teyma Internacional,S.A.	-	(1)	-
Aboadze Desalination Developments, Limited	Accra (GH)	-	90.00	Abengoa Water Investments Takoradi, Bv	(*)	(4)	-
Abratey Construção, Ltda.	R. de Janeiro (BR)	-	100.00	Abengoa Construçao Brasil, Ltda. / Teyma Internacional S.A.	-	(1)	B
ACC 4T, S.A.P.I. de C.V.	Mexico D.F. (MX)	3	100.00	Abengoa México, S.A. de CV/ Servicios Auxiliares de Administración, S.A. de C.V.	(*)	(5)	-
ACT Holdings, S.A. de C.V.	Mexico D.F. (MX)	59,323	100.00	Abengoa Yield Plc./Servicios Auxiliares de Administración, S.A. de C.V.	-	(**)	-
Advanced Feedstocks of Kansas, LLC	Kansas (US)	42	51.00	Abengoa Bioenergy Trading US, LLC	-	(6)	B
Aguas de Skikda, S.P.A.	Argel (DZ)	10,811	51.00	Geida Skikda, S.L.	-	(4)	C
Aprovechamientos Energéticos Furesa, S.A.	Murcia(SP)	2,211	98.00	Abeinsa Asset Management, S.L.	-	(5)	-
Arao Enerxías Eólica, S.L.	A Coruña(SP)	7	70.00	Instalaciones Inabensa, S.A.	-	(5)	-
Arizona Solar One, LLC	Colorado (US)	464,303	100.00	ASO Holdings Company, LLC	-	(**)	B
Asa Bioenergy Holding, AG	Zug (SZ)	430,749	99.98	Abengoa Bioenergía, S.A.	-	(6)	B
Asa Desulfuración, S.A.	Barakaldo(SP)	44,611	100.00	Siema Investment, S.L.U.	-	(1)	B
Asa E.& E.H., AG	Zug (SZ)	81	100.00	Sociedad Inversora Energía y Medio Ambiente, S.A.	-	(1)	B
Asa Iberoamérica, S.L.	Seville (SP)	48,522	100.00	Soc. Inv. Energía y Medio Ambiente, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.	-	(1)	B
Asa Inmobiliaria Chile, S.A.	Santiago de Chile (CL)	521	100.00	Asa Investment AG, ZUG/ Teyma Abengoa, S.A.	(*)	(1)	-
Asa Investment AG, ZUG	Zug (SZ)	69,950	100.00	Abeinsa Inversiones Latam, S.L.	-	(1)	-
ASA Investment Brasil Ltda	R. de Janeiro (BR)	993	100.00	Abeanza Brasil, S.A./Abengoa Brasil, S.A.	-	(1)	B
ASI Operations LLC	Delaware (US)	2	100.00	Abengoa Solar, LLC.	-	(1)	-
ASO Holdings Company, LLC	Colorado (US)	227,893	(***)	Abengoa Solar US Holdings Inc.	-	(**)	B

		Shareholding					
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	Activity (see Page 4)	Auditor
ATE VI Campos Novos Transmissora de Energia ,S.A	R. de Janeiro (BR)	41,580	100.00	Abengoa Concessoes Brasil Holding, S.A./Abengoa Brasil Ltda.	-	(2)	B
ATE VII- Foz do Iguacú Transmissora de Energia, S.A.	R. de Janeiro (BR)	26,309	100.00	Abengoa Concessoes Brasil Holding, S.A./Abengoa Brasil Ltda.	-	(2)	B
ATE X Abengoa Brasil Administraçao Predial Ltda	R. de Janeiro (BR)	6,327	100.00	Abengoa Brasil, S.A./Abengoa Concesssoes Brasil Holding, S.A.	-	(1)	B
ATE XI, Manaus Transmissora de Energia	R. de Janeiro (BR)	194,847	50.50	Abengoa Concessoes Brasil Holding, S.A.	-	(2)	B
ATE XIII, Norte Brasil Transmissora de Energia S.A	R. de Janeiro (BR)	267,543	51.00	Abengoa Concessoes Brasil Holding, S.A.	-	(2)	B
ATE XVI Transmissora de Energia S.A.	R. de Janeiro (BR)	297,942	100.00	Abengoa Concessões Brasil Holding S.A./ Abengoa Greenfield Brasil Holding, S.A.	-	(2)	B
ATE XVII Transmissora de Energia S.A.	R. de Janeiro (BR)	84,785	100.00	Abengoa Concessões Brasil Holding S.A./ Abengoa Greenfield Brasil Holding, S.A.	-	(2)	B
ATE XVIII Transmissora de Energia S.A.	R. de Janeiro (BR)	49,481	100.00	Abengoa Concessões Brasil Holding S.A./Abengoa Construção Brasil Ltda.	-	(2)	B
ATE XIX Transmissora de Energia S.A.	R. de Janeiro (BR)	86,712	100.00	Abengoa Concessões Brasil Holding S.A./ Abengoa Greenfield Brasil Holding, S.A.	-	(2)	B
ATE XX Transmissora de Energia S.A.	R. de Janeiro (BR)	70,452	100.00	Abengoa Concessões Brasil Holding S.A./ Abengoa Greenfield Brasil Holding, S.A.	-	(2)	B
ATE XXI Transmissora de Energia S.A.	R. de Janeiro (BR)	289,314	100.00	Abengoa Concessões Brasil Holding S.A./ Abengoa Greenfield Brasil Holding, S.A.	-	(2)	B
ATE XXII Transmissora de Energia S.A.	R. de Janeiro (BR)	89,125	100.00	Abengoa Concessões Brasil Holding S.A./ Abengoa Greenfield Brasil Holding, S.A.	-	(2)	-
ATE XXIII Transmissora de Energia S.A.	R. de Janeiro (BR)	136,053	100.00	Abengoa Construçao Brasil, Ltda./ Abengoa Greenfield Brasil Holding, S.A.	-	(2)	B
ATE XXIV Transmissora de Energia, S.A.	Rio de Janeiro (BR)	73,716	100.00	Abengoa Construçao Brasil, Ltda./Abengoa Greenfield Brasil Holding, S.A.	(*)	(2)	B
ATE XXVI Transmissora de Energia S.A.	Rio de Janeiro (BR)	-	100.00	Abengoa Construçao Brasil, Ltda./ Abengoa Greenfield Brasil Holding, S.A.	(*)	(2)	-
ATE XXVII Transmissora de Energia, S.A.	Rio de Janeiro (BR)	-	100.00	Abengoa Construçao Brasil, Ltda./ Abengoa Greenfield Brasil Holding, S.A.	(*)	(2)	-
ATN 1, S.A.	Lima (PE)	55	100.00	Abengoa Perú, S.A.	-	(2)	B
ATN 2, S.A.	Lima (PE)	4,183	40.00	Abengoa Perú, S.A.	-	(2)	B
ATN 3, S.A.	Lima (PE)	3,697	100.00	Abengoa Perú, S.A./ Asa Iberoamérica, S.L.	-	(2)	B
Aurorex, S.A.	Buenos Aires (AR)	337	100.00	Balofix, S.A.	-	(1)	-
Aznalcóllar Solar, S.A.	Seville (SP)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar, S.A.	-	(3)	-
Balofix, S.A.	Montevideo (UY)	1,428	100.00	Abengoa Energy Crops, S.A.	-	(1)	B
Befesa Agua Tenes S.L.	Seville (SP)	16,143	100.00	Abengoa Water S.L.	-	(4)	-
Befesa Apa, S.R.L	Bucarest (RO)	-	100.00	Abeima Agua Internacional, S.L.	-	(1)	-
Befesa CTA Qingdao, S.L.U	Madrid(SP)	35,163	100.00	Abengoa Water, S.L.	-	(4)	B
Befesa Desalination Developments Ghana Limited	Accra (GH)	5,491	56.00	Abengoa Water Investment Ghana BV	-	(4)	B
Beijing Abeinsa Management Consulting Co., Ltd.	Pekin (CN)	150	100.00	Abeinsa Business Development, S.A.	-	(1)	C
Biocarburantes de Castilla y León, S.A.	Salamanca(SP)	66,679	100.00	Abengoa Bioenergía Inversiones, S.A./Ecoagrícola, S.A.	-	(6)	B
Bioetanol Galicia, S.A.	A Coruña(SP)	7,448	100.00	Abengoa Bioenergía Inversiones, S.A./Ecoagrícola, S.A.	-	(6)	B
Cadonal, S.A.	Montevideo (UY)	28,267	100.00	Holding Energía Eólica, S.A	-	(**)	B

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Annex XII – Subsidiary companies included in the 2014 consolidation perimeter using the global integration method (continuation)

		Shareholding					
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	Activity (see Page 4)	Auditor
Captación Solar, S.A.	Seville (SP)	205	100.00	Abeinsa Asset Management, S.L./Abener Energía, S.A.	-	(1)	-
Captasol Fotovoltaica 1, S.L.	Seville (SP)	57	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 2, S.L.	Seville (SP)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 3, S.L.	Seville (SP)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 4, S.L.	Seville (SP)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 5, S.L.	Seville (SP)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 6, S.L.	Seville (SP)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 7, S.L.	Seville (SP)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 8, S.L.	Seville (SP)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 9, S.L.	Seville (SP)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 10, S.L.	Seville (SP)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 11, S.L.	Seville (SP)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 12, S.L.	Seville (SP)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 13, S.L.	Seville (SP)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 14, S.L.	Seville (SP)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 15, S.L.	Seville (SP)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 16, S.L.	Seville (SP)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 17, S.L.	Seville (SP)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 18, S.L.	Seville (SP)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 19, S.L.	Seville (SP)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 20, S.L.	Seville (SP)	1,144	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 21, S.L.	Seville (SP)	-	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 22, S.L.	Seville (SP)	-	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 23, S.L.	Seville (SP)	-	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 24, S.L.	Seville (SP)	-	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 25, S.L.	Seville (SP)	-	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 26, S.L.	Seville (SP)	-	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 27, S.L.	Seville (SP)	-	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 28, S.L.	Seville (SP)	-	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 29, S.L.	Seville (SP)	-	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 30, S.L.	Seville (SP)	-	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 31, S.L.	Seville (SP)	-	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 32, S.L.	Seville (SP)	-	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 33, S.L.	Seville (SP)	-	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 34, S.L.	Seville (SP)	-	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 35, S.L.	Seville (SP)	-	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 36, S.L.	Seville (SP)	-	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 37, S.L.	Seville (SP)	-	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 38, S.L.	Seville (SP)	-	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 52 S.L.	Seville (SP)	3	100.00	Abengoa Solar, S.A./ Abengoa Solar España, S.A.	-	(3)	-
Carpio Solar Inversiones, S.A.	Seville (SP)	52,364	100.00	CSP Equity Investment, S.A.R.L./Abengoa Solar New Technologies S.A.	-	(**)	B
Casaquemada Fotovoltaica, S.L.	Seville (SP)	2,936	100.00	Abengoa Solar España, S.A./Abengoa Solar, S.A.	-	(3)	B
Cedisolar, S.A.	Ourense(SP)	4,992	57.50	Rioglass Solar Holding, S.A.	-	(3)	-
Centinela Power Plant S.A.P.I. de C.V.	Mexico D.F. (MX)	1	90.00	Abengoa México, S.A. de CV	(*)	(1)	-
Centro Industrial y Logístico Torrecuellar, S.A.	Seville (SP)	60	100.00	Instalaciones Inabensa, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.	-	(1)	-
Centro Morelos 264, S.A. de C.V	Mexico D.F. (MX)	3	100.00	Abener Energía, S.A./Inst. Inabensa, S.A./Servicios Auxiliares de Administración, S.A.	-	(1)	B
Centro Tecnológico Palmas Altas, S.A.	Seville (SP)	12,899	100.00	Abengoa, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.	-	(1)	B
Cogeneración Villaricos, S.A.	Seville (SP)	5,951	99.22	Abeinsa Asset Management, S.L.	-	(5)	-
Concesionaria del Acueducto el Zapotillo, S.A. de C.V.	Mexico D.F. (MX)	3	100.00	Abengoa México, S.A.C.V./Abeinsa Infraestructuras MedioAmbiente, S.A./Abeinsa, S.A.	-	(4)	B
Construcciones Metalicas Mexicanas, S.A. de C.V. (Comemsa)	Querétaro (MX)	20,322	100.00	Europea Const. Metálicas, S.A./Abengoa México, S.A. de C.V.	-	(1)	B
Construcciones y Depuraciones, S.A.	Seville (SP)	7,771	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	-	(1)	B
Construtora Integração, Ltda.	R. de Janeiro (BR)	-	51.00	Abengoa Brasil, S.A.	-	(1)	B
Consultora de Servicios y Proyectos Centro Norte, S.A. de C.V.	Guadalajara (MX)	3	100.00	Servicios Auxiliares de Administración, S.A. de C.V./ Abengoa México, S.A. de CV	(*)	(1)	-
Copero Solar Huerta Uno, S.A.	Seville (SP)	96	50.00	Abengoa Solar España, S.A.	-	(3)	B
Copero Solar Huerta Dos, S.A.	Seville (SP)	92	50.00	Abengoa Solar España, S.A.	-	(3)	B
Copero Solar Huerta Tres, S.A	Seville (SP)	94	50.00	Abengoa Solar España, S.A.	-	(3)	B
Copero Solar Huerta Cuatro, S.A.	Seville (SP)	88	50.00	Abengoa Solar España, S.A.	-	(3)	B
Copero Solar Huerta Cinco, S.A.	Seville (SP)	87	50.00	Abengoa Solar España, S.A.	-	(3)	B
Copero Solar Huerta Seis, S.A.	Seville (SP)	83	50.00	Abengoa Solar España, S.A.	-	(3)	B
Copero Solar Huerta Siete, S.A.	Seville (SP)	83	50.00	Abengoa Solar España, S.A.	-	(3)	B
Copero Solar Huerta Ocho, S.A.	Seville (SP)	81	50.00	Abengoa Solar España, S.A.	-	(3)	B
Copero Solar Huerta Nueve, S.A.	Seville (SP)	42	50.00	Abengoa Solar España, S.A.	-	(3)	B
Copero Solar Huerta Diez, S.A.	Seville (SP)	32	50.00	Abengoa Solar España, S.A.	-	(3)	B
CSP Atacama Dos, S.A	Santiago de Chile (CL)	2	100.00	CSP Atacama Inversiones Dos, SpA/ Abengoa Solar Chile, SpA	(*)	(3)	-
CSP Atacama Inversiones Uno, SpA	Santiago de Chile (CL)	2	100.00	Abengoa Solar Chile, SpA	(*)	(1)	-
CSP Atacama Inversiones Dos, SpA	Santiago de Chile (CL)	2	100.00	Abengoa Solar Chile, SpA	(*)	(1)	-
CSP Equity Investment, S.a.r.l.	Luxemburgo (LU)	86,346	100.00	Abengoa Solar España, S.A.	-	(1)	-
Cycon Solar, LTD	Nicosia (CY)	1	100.00	Abengoa Solar Internacional, S.A.	-	(3)	B

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Annex XII – Subsidiary companies included in the 2014 consolidation perimeter using the global integration method (continuation)

		Shareholding					
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	Activity (see Page 4)	Auditor
Dalian Xizhong Island Desalination Co., Ltd	Dalian (CN)	34	51.00	Abengoa Water Dalian, S.L.U.	-	(4)	-
Denizli Water Treatment Limited Sirketi	Ankara (TR)	1	100.00	Teyma, Gestión de Contratos de Construcción e Ingeniería, S.A./ Abeinsa Infraestructuras Medio Ambiente, S.A./ Abengoa Perú, S.A.	(*)	(1)	-
Desarrolladora de Energía Renovable, S.A.P.I. de C.V	Mexico D.F. (MX)	-	100.00	Abengoa México, S.A. de C.V. /Servicios Auxiliares de Administración, S.A. De C.V.	-	(1)	-
Development NEA, Ltd.	Tel Aviv (IL)	-	100.00	NEA Solar Development, S.A.	(*)	(1)	-
Écija Solar Inversiones, S.A	Seville (SP)	85,886	100.00	CSP Equity Investment S.A.R.L./Abengoa Solar, S.A.	-	(1)	B
Ecoagricola, S.A.	Murcia(SP)	586	100.00	Abengoa Bioenergía Inversiones, S.A./Ecocarburantes, S.A.	-	(6)	B
Ecocarburantes Españoles , S.A.	Murcia(SP)	3,798	95.10	Abengoa Bioenergía Inversiones, S.A.	-	(6)	B
Energoprojekt-Gilwice, S.A.	Gliwice (PL)	9,895	100.00	Abener Energía, S.A.	-	(1)	C
Enernova Ayamonte S.A.	Huelva(SP)	2,281	91.00	Abeinsa Asset Management, S.L.	-	(5)	-
Enertey, S.A.	Montevideo (UY)	3,568	100.00	Teyma Uruguay Holding S.A.	-	(1)	-
Enicar Chile, SA	Santiago de Chile (CL)	3	100.00	Abengoa Chile, S.A.	-	(2)	-
Etarey, S.A.	Montevideo (UY)	3	100.00	Abeinsa, Ingeniería y Construcción Industrial, S.A.	(*)	(1)	-
Europa Desenvolvimentos Solares Ltda.	R. de Janeiro (BR)	3	100.00	Abengoa Solar Brasil Desenvolvimientos Solares Ltda./ Abengoa Solar Internacional, S.A.	-	(3)	-
Europea de Construcciones Metálicas, S.A. (Eucomsa)	Seville (SP)	7,124	100.00	Abeinsa Ingeniería y Construcción Industrial, S.A./Abengoa Solar, S.A.	-	(1)	B
Extremadura Equity Investments Sárl.	Luxemburgo (LU)	327,707	100.00	Logrosán Equity Investments Sárl.	-	(1)	-
Faritel, S.A.	Montevideo (UY)	14	100.00	Teyma Forestal, S.A.	-	(1)	-
Financiera Soteland, S.A.	Montevideo (UY)	42	100.00	Asa Investment, AG ZUG	-	(1)	-
Fotovoltaica Solar Sevilla, S.A.	Seville (SP)	800	80.00	Abengoa Solar España, S.A.	-	(3)	B
Gelda Skikda, S.L.	Madrid(SP)	7,577	67.00	Abengoa Water S.L.	-	(4)	-
GES Investment C.V.	Amsterdam (NL)	-	92.00	Asa Investment, AG ZUG	-	(1)	-
Gestión Integral de Recursos Humanos, S.A.	Seville (SP)	165	100.00	Siema Technologies, S.L	-	(1)	B
Giomper, S.A.	Montevideo (UY)	3	100.00	Instalaciones Inabensa, S.A./ Enertey, S.A.	(*)	(1)	-
Girhmex, S.A. De C.V.	Mexico D.F. (MX)	-	100.00	Gestión Integral de Recursos Humanos, S.A./Abengoa México, S.A. de C.V.	-	(1)	-
Global Engineering Services, LLC.	Delaware (US)	2	100.00	GES Investment C.V.	-	(1)	-
Helioenergy Electricidad Tres, S.A.	Seville (SP)	5,127	100.00	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.	-	(3)	-
Helioenergy Electricidad Cuatro, S.A.	Seville (SP)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.	-	(3)	-
Helioenergy Electricidad Cinco, S.A.	Seville (SP)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.	-	(3)	-
Helioenergy Electricidad Once, S.A.	Seville (SP)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.	-	(3)	-
Helioenergy Electricidad Trece, S.A.	Seville (SP)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.	-	(3)	-
Helioenergy Electricidad Veintiuno, S.A	Seville (SP)	60	100.00	Abengoa Solar España, S.A. /Abengoa Solar New Technologies, S.A.	-	(3)	-
Helioenergy Electricidad Veintidos, S.A	Seville (SP)	60	100.00	Abengoa Solar España, S.A. /Abengoa Solar New Technologies, S.A.	-	(3)	-
Helioenergy Electricidad Veintitres, S.A	Seville (SP)	60	100.00	Abengoa Solar España, S.A. /Abengoa Solar New Technologies, S.A.	-	(3)	-
Helioenergy Electricidad Veinticuatro, S.A	Seville (SP)	60	100.00	Abengoa Solar España, S.A. /Abengoa Solar New Technologies, S.A.	-	(3)	-

		Shareholding					
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	Activity (see Page 4)	Auditor
Helios I Hyperion Energy Investments, S.L.	Seville (SP)	120,739	100.00	Hypesol Energy Holding, S.L./Abengoa Solar New Technologies, S.A.	-	(3)	B
Helios II Hyperion Energy Investments, S.L.	Madrid(SP)	113,181	100.00	Hypesol Energy Holding, S.L./Abengoa Solar New Technologies, S.A.	-	(3)	B
Holding de Energía Eólica, S.A.	Montevideo (UY)	36,666	100.00	Abengoa Concessions Infrastructure, S.L.	-	(**)	-
Hypesol Energy Holding , S.L.	Seville (SP)	236,067	100.00	Abengoa Solar España, S.A./Abengoa Solar New Technologies S.A.	-	(1)	B
Inabensa Bharat Private Limited	New Delhi (IN)	8,389	100.00	Europea Const. Metálicas, S.A./Instalaciones Inabensa, S.A./Abener Energía, S.A.	-	(1)	A
Inabensa Electrical (Tianjin) Co., Ltd.	Tianjin (CN)	190	100.00	Instalaciones Inabensa, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.	-	(1)	C
Inabensa Fotovoltaica, S.L.	Seville (SP)	3	100.00	Instalaciones Inabensa, S.A./C.I.L. Torrecuéllar, S.A.	-	(1)	-
Inabensa France, S.A.	Pierrelate (FR)	550	100.00	Instalaciones Inabensa, S.A.	-	(1)	B
Inabensa Limited	Leeds (GB)	-	100.00	Instalaciones Inabensa, S.A.	-	(1)	-
Inabensa Maroc, S.A.R.L.	Tánger (MA)	2,373	100.00	Instalaciones Inabensa, S.A.	-	(1)	A
Inabensa Pty Ltd	Sandton (SUD)	-	100.00	Instalaciones Inabensa, S.A.	-	(1)	C
Inabensa Rio Ltda	R. de Janeiro (BR)	16,225	100.00	Abeanza Brasil, S.A./Abengoa Brasil, S.A.	-	(1)	B
Inabensa Saudi Company Limited	Dammam (SA)	93	100.00	Instalaciones Inabensa, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.	-	(1)	B
Inabensa Ukraine, LLC	Kiev (UA)	15	100.00	Instalaciones Inabensa, S.A.	(*)	(1)	-
Inabensa USA, LLC	Arizona (US)	41	100.00	Abeinsa, LLC.	-	(1)	-
Inabensa, LLC	Ruwi (OM)	366	70.00	Instalaciones Inabensa, S.A.	-	(1)	B
Iniciativas Hidroeléctricas de Aragón y Cataluña, S.L.	Huesca(SP)	4,007	95.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	-	(4)	-
Iniciativas Hidroeléctricas, S.A.	Seville (SP)	1,226	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	-	(4)	B
Insolation 17, S.R.L	Roma (IT)	2,075	100.00	Abengoa Solar Italia S.r.l./Abengoa Solar Internacional, S.A.	-	(1)	B
Insolation 18, S.R.L	Roma (IT)	12	100.00	Abengoa Solar Italia S.r.l./Abengoa Solar Internacional, S.A.	-	(3)	-
Insolation Sic 6, S.R.L	Roma (IT)	11	100.00	Abengoa Solar Italia S.r.l./Abengoa Solar Internacional, S.A.	-	(3)	-
Insolation Sic 9, S.R.L	Roma (IT)	11	100.00	Abengoa Solar Italia S.r.l./Abengoa Solar Internacional, S.A.	-	(3)	-
Insolation Sic 10, S.R.L	Palermo (IT)	11	100.00	Abengoa Solar Italia, S.R.L./ Abengoa Solar, S.A.	(*)	(3)	-
Insolation Sic 11, S.R.L	Palermo (IT)	13	100.00	Abengoa Solar Italia, S.R.L./ Abengoa Solar, S.A.	(*)	(3)	-
Insolation Sic 12, S.R.L	Palermo (IT)	12	100.00	Abengoa Solar Italia, S.R.L./ Abengoa Solar, S.A.	(*)	(3)	-
Insolation Sic 13, S.R.L	Roma (IT)	22	100.00	Abengoa Solar Italia, S.R.L./ Abengoa Solar, S.A.	(*)	(3)	-
Insolation Sic 14, S.R.L	Roma (IT)	13	100.00	Abengoa Solar Italia, S.R.L./ Abengoa Solar, S.A.	(*)	(3)	-
Insolation Sic 15, S.R.L	Roma (IT)	14	100.00	Abengoa Solar Italia, S.R.L./ Abengoa Solar, S.A.	(*)	(3)	-
Instalaciones Fotovoltaicas Torrecuéllar, 1 S.L.	Seville (SP)	-	100.00	Inabensa Fotovoltaica, S.L./Instalaciones Inabensa, S.A.	-	(1)	-
Instalaciones Fotovoltaicas Torrecuéllar, 2 S.L.	Seville (SP)	-	100.00	Inabensa Fotovoltaica, S.L./Instalaciones Inabensa, S.A.	-	(1)	-
Instalaciones Fotovoltaicas Torrecuéllar, 3 S.L.	Seville (SP)	-	100.00	Inabensa Fotovoltaica, S.L./Instalaciones Inabensa, S.A.	-	(1)	-
Instalaciones Inabensa Contracting, LLC	Abu-Dhabi (AE)	-	49.00	Instalaciones Inabensa, S.A.	(*)	(1)	-
Instalaciones Inabensa Insaat Enerji Sanayi ve Ticaret Ltd Sirketi	Ankara (TR)	58	100.00	Abeinsa, Ingeniería y Construcción Industrial, S.A./ Instalaciones Inabensa, S.A.	-	(1)	B

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Annex XII – Subsidiary companies included in the 2014 consolidation perimeter using the global integration method (continuation)

		Shareholding					
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	Activity (see Page 4)	Auditor
Instalaciones Inabensa, Ltda.	R. de Janeiro (BR)	2,884	100.00	Zeroemissions Technologies, S.A./Zeroemissions Carbon Trust,S.A./ Instalaciones Inabensa, S.A.	-	(1)	-
Instalaciones Inabensa, S.A.	Seville (SP)	17,307	100.00	Nicsa/Abener Energía, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.	-	(1)	B
Inversora Enicar S.A.	Santiago de Chile (CL)	1,841	100.00	Abengoa Chile, S.A.	-	(2)	-
Japan PV Ventures, S.A.	Seville (SP)	61	100.00	Abengoa Solar, S.A /Abengoa Solar España, S.A.	-	(1)	-
Junertil S.A.	Montevideo (UY)	3	100.00	Enertey, S.A.	-	(1)	-
Kaxu CSP O&M Company (Pty) Limited	Gauteng (ZA)	-	92.00	Abengoa Solar Power South Africa (Pty) Ltd.	-	(3)	B
Kaxu CSP South Africa (Pty) Limited	Gauteng (ZA)	1,269	51.00	Abengoa Solar South Africa (Pty) Ltd.	-	(3)	B
Khi CSP O&M Company (Pty) Limited	Gauteng (ZA)	-	92.00	Abengoa Solar Power South Africa (Pty) Ltd.	-	(3)	B
Khi CSP South Africa (Pty) Limited	Gauteng (ZA)	762	51.00	Abengoa Solar South Africa (Pty) Ltd.	-	(3)	B
Kitten, S.A.	Montevideo (UY)	15	100.00	Teyma Uruguay, S.A.	-	(1)	-
Las Cabezas Fotovoltaica, S.L.	Seville (SP)	8,164	100.00	Abengoa Solar España, S.A./Abengoa Solar, S.A.	-	(3)	B
Latifox, S.A.	Buenos Aires (AR)	31	100.00	Balofix, S.A.	-	(1)	-
Linares Fotovoltaica, S.L.	Seville (SP)	3,271	100.00	Abengoa Solar España, S.A./Abengoa Solar, S.A.	-	(3)	B
Linha Verde Transmisora de Energia, S.A	Brasilia (BR)	12,196	51.00	Abengoa Concessoes Brasil Holding S.A.	-	(2)	B
Logrosán Equity Investments Sárl.	Luxemburgo (LU)	327,707	100.00	Logrosán Solar Inversiones Dos, S.L.	-	(1)	-
Logrosán Solar Inversiones Dos, S.L.	Seville (SP)	327,723	100.00	Abengoa Solar España S.A./Abengoa Solar S.A.	-	(1)	-
Logrosán Solar Inversiones, S.A.	Seville (SP)	132,225	100.00	CSP Equity Investment, S.A.R.L./Abengoa Solar New Technologies S.A.	-	(**)	B
Londrina Transmissora De Energia, S.A.	R. de Janeiro (BR)	40,019	100.00	Abengoa Concessoes Brasil Holding, S.A./Abengoa Brasil Ltda.	-	(2)	B
Mallorca Desenvolvimentos Solares Ltda.	R. de Janeiro (BR)	3	100.00	Abengoa Solar Brasil Desenvolvimientos Solares Ltda./ Abengoa Solar Internacional, S.A.	-	(3)	-
Manaus Constructora, Ltda.	R. de Janeiro (BR)	-	50.50	Abengoa Brasil, Ltda.	-	(1)	B
Marismas PV A1, S.L.	Seville (SP)	6,998	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV A2, S.L.	Seville (SP)	-	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV A3, S.L.	Seville (SP)	-	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV A4, S.L.	Seville (SP)	-	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV A5, S.L.	Seville (SP)	-	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV A6, S.L.	Seville (SP)	-	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV A7, S.L.	Seville (SP)	-	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV A8, S.L.	Seville (SP)	-	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV A9, S.L.	Seville (SP)	-	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV A10, S.L.	Seville (SP)	-	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV A11, S.L.	Seville (SP)	-	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV A12, S.L.	Seville (SP)	-	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV A13, S.L.	Seville (SP)	-	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV A14, S.L.	Seville (SP)	-	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV A15, S.L.	Seville (SP)	-	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV A16, S.L.	Seville (SP)	-	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV A17, S.L.	Seville (SP)	-	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV A18, S.L.	Seville (SP)	-	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV B1, S.L.	Seville (SP)	-	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV B2, S.L.	Seville (SP)	-	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV B3, S.L.	Seville (SP)	-	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV B4, S.L.	Seville (SP)	-	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV B5, S.L.	Seville (SP)	-	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV B6, S.L.	Seville (SP)	-	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV B7, S.L.	Seville (SP)	-	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV B8, S.L.	Seville (SP)	-	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV B9, S.L.	Seville (SP)	-	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV B10, S.L.	Seville (SP)	-	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV B11, S.L.	Seville (SP)	-	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV B12, S.L.	Seville (SP)	-	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV B13, S.L.	Seville (SP)	-	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV B14, S.L.	Seville (SP)	-	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV B15, S.L.	Seville (SP)	-	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV B16, S.L.	Seville (SP)	-	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV B17, S.L.	Seville (SP)	-	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV B18, S.L.	Seville (SP)	-	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV C1, S.L.	Seville (SP)	-	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV C2, S.L.	Seville (SP)	-	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV C3, S.L.	Seville (SP)	-	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV C4, S.L.	Seville (SP)	-	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV C5, S.L.	Seville (SP)	-	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV C6, S.L.	Seville (SP)	-	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV C7, S.L.	Seville (SP)	-	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV C8, S.L.	Seville (SP)	-	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV C9, S.L.	Seville (SP)	-	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV C10, S.L.	Seville (SP)	-	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV C11, S.L.	Seville (SP)	-	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-

ABENGOA Consolidated financial statements

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Annex XII – Subsidiary companies included in the 2014 consolidation perimeter using the global integration method (continuation)

		Shareholding					
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	Activity (see Page 4)	Auditor
Marismas PV C12, S.L.	Seville (SP)	-	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV C13, S.L.	Seville (SP)	-	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV C14, S.L.	Seville (SP)	-	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV C15, S.L.	Seville (SP)	-	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV C16, S.L.	Seville (SP)	-	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV C17, S.L.	Seville (SP)	-	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV C18, S.L.	Seville (SP)	-	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV E1, S.L.	Seville (SP)	-	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV E2, S.L.	Seville (SP)	-	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV E3, S.L.	Seville (SP)	-	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marudhara Akshay Urja Private Limited	Maharashtra (IN)	33	100.00	Abengoa Solar India Private Limited/Abengoa Solar Internacional. S.A.	-	(3)	B
Marusthal Green Power Private Limited	Maharashtra (IN)	33	100.00	Abengoa Solar India Private Limited/Abengoa Solar Internacional, S.A.	-	(3)	B
Mojave Solar Holding, LLC.	Delaware (US)	303,917	100.00	Abengoa Solar Holdings USA Inc.	-	(**)	B
Mojave Solar LLC	Colorado (US)	303,920	100.00	Mojave Solar Holding, LLC.	-	(**)	B
NEA Solar O&M, S.A.	Seville (SP)	61	100.00	Abengoa Solar, S.A /Abengoa Solar España, S.A.	-	(1)	-
NEA Solar Investments, LLC.	Delaware (US)	480	100.00	Abengoa Solar LLC.	-	(1)	-
NEA Solar O&M Holdings, LLC.	Delaware (US)	-	100.00	Abengoa Solar, LLC	(*)	(1)	-
NEA Solar Operation and Manteinance, Ltd	Tel Aviv (IL)	-	100.00	NEA Solar O&M Holdings, LLC.	(*)	(1)	-
NEA Solar Power, Ltd.	Ashalim (IL)	-	100.00	NEA Solar Investments, LLC	-	(1)	B
NEA Solar Power, S.A.	Seville (SP)	61	100.00	Abengoa Solar, S.A /Abengoa Solar España, S.A.	-	(1)	-
Negocios Industriales y Comerciales, S.A. (Nicsa)	Madrid(SP)	1,791	100.00	Abencor, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.	-	(1)	B
Nicefield S.A	Uruguay (UY)	12	100.00	Giomper, S.A.	-	(5)	-
Nicsa Asia Pacific Private Limited	Singapur (SG)	-	100.00	Negocios Industriales y Comerciales, S.A.	-	(1)	B
Nicsa Colombia, SAS	Bogotá (CO)	-	100.00	Negocios Industriales y Comerciales, S.A. (Nicsa)	(*)	(1)	-
Nicsa Fornecimiento de Materiais Eléctricos, Ltda.	R. de Janeiro (BR)	5,152	100.00	Abeinsa Ingeniería y Construcción Industrial, S.A./Negocios Industriales y Comerciales, S.A.	-	(1)	-
Nicsa Industrial Supplies South Africa (Pty) Ltd.	Upington (ZA)	-	100.00	Negocios Industriales y Comerciales, S.A. (Nicsa)	-	(1)	C
Nicsa Industrial Supplies, LLC.	Texas (US)	857	100.00	Abeinsa, LLC.	-	(1)	C
Nicsa Middle East, FZE	Sharjah (AE)	-	100.00	Negocios Industriales y Comerciales, S.A	-	(1)	B
Nicsa Perú, S.A.	Lima (PE)	561	100.00	Negocios Industriales y Comerciales, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.	-	(1)	-
Nicsamex, S.A. de C.V.	Mexico D.F. (MX)	4	100.00	Negocios Industriales y Comerciales, S.A./Abengoa México, S.A. de C.V.	-	(1)	B
Norventus Atlántico, S.L.	A Coruña(SP)	7	70.00	Instalaciones Inabensa, S.A.	-	(5)	-
Omega Chile SpA	Santiago de Chile (CL)	2	100.00	Omega Sudamérica, S.L.	-	(1)	-
OMEGA Operação e Manutenção de Linhas de Transmissão, S.A.	R. de Janeiro (BR)	175	100.00	Instalaciones Inabesa S.A./Abengoa Brasil, S.A.	-	(1)	-
Omega Perú Operación y Mantenimiento S.A.	Lima (PE)	-	100.00	Omega Sudamérica S.L./Abengoa Perú S.A.	-	(1)	B
Omega Sudamérica, S.L	Seville (SP)	3	100.00	Instalaciones Inabensa, S.A./ASA Iberoamérica S.A.	-	(1)	-
Operación y Mantenimiento Uruguay, S.A.	Montevideo (UY)	2	100.00	Omega Sudamérica, S.L	-	(5)	-
Palen Solar Holdings, LLC	California (US)	25,346	100.00	Abengoa SP Holdings, LLC	-	(3)	-
Palmatir, S.A.	Montevideo (UY)	37,408	100.00	Abengoa Concessions Infrastructure, S.L.	-	(**)	B
Palmucho, S.A.	Santiago de Chile (CL)	2	100.00	Abengoa Concessions Infrastructure, S.L./ Abengoa Yield Plc.	-	(**)	B
Pectonex (RF) (Pty) Limited	Cape Town (ZA)	-	100.00	Kaxu Solar One (Pty) Ltd.	(*)	(1)	-
Power & Railway Solutions, S.L.	Seville (SP)	3	100.00	Instalaciones Inabensa, S.A.	(*)	(1)	-
Power Structures, Inc.	Delaware (US)	-	100.00	Abeinsa, LLC.	-	(1)	-
Presentel, S.A.	Montevideo (UY)	-	100.00	Abencor Suministros, S.A.	-	(1)	-
Procesos Ecológicos Carmona 1, S.A.	Seville (SP)	63	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Procesos Ecológicos, S.A.	-	(1)	-
Procesos Ecológicos Carmona 2, S.A.	Seville (SP)	90	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Procesos Ecológicos, S.A.	-	(1)	-
Procesos Ecológicos Carmona 3, S.A.	Seville (SP)	60	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Procesos Ecológicos, S.A.	-	(1)	-
Procesos Ecológicos Lorca 1, S.A.	Seville (SP)	180	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Procesos Ecológicos, S.A.	-	(1)	-
Procesos Ecológicos Vilches, S.A.	Seville (SP)	1,299	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Procesos Ecológicos, S.A.	-	(5)	B
Procesos Ecológicos, S.A.	Seville (SP)	657	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	-	(1)	-
Promotora Serabén de Servicios Corporativos, S.A. de C.V.	Mexico D.F. (MX)	3	100.00	Abener Mexico S.A. de C.V./Abengoa Mexico S.A. de C.V.	-	(1)	B
Puerto Real Cogeneración, S.A.	Seville (SP)	176	99.10	Abeinsa Asset Management, S.L.	-	(5)	B
PV Atacama Uno, S.A.	Santiago de Chile (CL)	2	100.00	PV Atacama Inversiones Uno, SpA/ Abengoa Solar Chile, SpA	(*)	(3)	-
PV Atacama Dos, S.A	Santiago de Chile (CL)	-	100.00	PV Atacama Inversiones Dos, SpA/ Abengoa Solar Chile, SpA	(*)	(3)	-
PV Atacama Inversiones Uno, SpA	Santiago de Chile (CL)	2	100.00	Abengoa Solar Chile, SpA	(*)	(1)	-
PV Atacama Inversiones Dos, SpA	Santiago de Chile (CL)	2	100.00	Abengoa Solar Chile, SpA	(*)	(1)	-
Qingdao Befesa Agua Co., Ltd	Qingdao (CH)	1,609	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Codesa, S.A.	-	(1)	B
Rajasthan Photon Energy Pvt Ltd	Maharashtra (IN)	33	100.00	Abengoa Solar India Private Limited/Abengoa Solar Internacional, S.A.	-	(3)	B
Rioglass Solar Chile, S.A.	Santiago de Chile (CL)	-	100.00	Rioglass Solar Holding, S.A	(*)	(1)	-
Rioglass Solar Dos, S.A.	Asturias(SP)	60	100.00	Rioglass Solar Holding, S.A.	-	(1)	B
Rioglass Solar Holding, S.A	Asturias(SP)	502	50.00	Abengoa Solar, S.A.	-	(1)	B
Rioglass Solar Inc.	Delaware (US)	9,391	100.00	Rioglass Solar Holding, S.A.	-	(1)	B
Rioglass Solar Internacional	Brussels (BE)	62	100.00	Rioglass Solar Holding, S.A./Rioglass Solar, S.A.	-	(1)	-
Rioglass Solar Systems, Ltd.	Tel Aviv (IL)	-	100.00	Rioglass Solar Holding, S.A.	-	(1)	-
Rioglass Solar, S.A	Asturias(SP)	6,906	100.00	Rioglass Solar Holding, S.A.	-	(1)	B
Rioglass South Africa (Lty) Ltd.	Upington (ZA)	60	100.00	Rioglass Solar Holding, S.A.	-	(1)	B
Royalla PV Pty Ltd.	Brisbane (AU)	22	100.00	Abengoa Solar Internacional, S.A.	-	(3)	-

ABENGOA Consolidated financial statements

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Annex XII – Subsidiary companies included in the 2014 consolidation perimeter using the global integration method (continuation)

		Shareholding					
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	Activity (see Page 4)	Auditor
Sanlúcar Solar, S.A.	Seville (SP)	29,359	100.00	Abengoa Concessions Infrastructure, S.L.	-	(**)	B
Sao Mateus Transmissora de Energia, Ltda.	R. de Janeiro (BR)	58,863	76.00	Abengoa Concessoes Brasil Holding, S.A./Abengoa Brasil Ltda.	-	(2)	B
Servicios Administrativos Tabasco, S.A. de C.V.	Tabasco (MX)	-	100.00	Servicios Auxiliares de Administración, S.A. de C.V./ Abengoa México, S.A. de CV	(*)	(1)	-
Servicios Auxiliares de Administración, S.A. de C.V.	Mexico D.F. (MX)	3	100.00	Abengoa México, S.A. de C.V./Abengoa, S.A.	-	(1)	B
Servicios de Ingenieria IMA, S.A.	Santiago de Chile (CL)	4,822	94.08	Abengoa Chile, S.A.	-	(1)	B
Servicios Integrales de Mantenimiento y Operación, S.A. (Simosa)	Seville (SP)	1,185	100.00	Negocios Industriales y Comerciales, S.A./Abengoa, S.A.	-	(1)	C
Siema AG	Zug (SZ)	8,757	100.00	Sociedad Inversora Energía y Medio Ambiente, S.A.	-	(1)	C
Siema Factory Holding, AG	Zug (SZ)	9,353	100.00	Siema Investment, S.L.	-	(1)	C
Siema Investment, S.L.U.	Madrid(SP)	7,000	100.00	Siema Technologies, S.L	-	(1)	-
Siema Technologies, S.L.	Madrid(SP)	24,297	100.00	Abengoa, S.A./Siema AG	-	(1)	B
Simosa Brasil, S.A.	Rio de Janeiro (BR)	-	100.00	Abengoa Construçao Brasil, Ltda./Inabensa Rio Ltda	(*)	(1)	-
Simosa I.T., S.A	Seville (SP)	61	100.00	Abengoa, S.A./Simosa, S.A.	-	(1)	B
Simosa IT Uruguay, S.A.	Montevideo (UY)	2	100.00	Simosa IT, S.A.	-	(1)	B
Simosa IT US, LLC	Missouri (US)	-	100.00	Simosa IT, S.A.	-	(1)	C
Sinalan, S.A.	Montevideo (UY)	4	100.00	Teyma Forestal, S.A.	-	(1)	-
Sistemas de Desarrollo Sustentables S.A. De C.V.	Mexico D.F. (MX)	4,496	65.00	Abengoa Servicios Industriales, S.A./Abengoa México, S.A. de CV	-	(1)	B
Sociedad Inversora en Energía y Medioambiente, S.A. (Siema)	Seville (SP)	93,008	100.00	Abengoa, S.A./Negocios Industriales y Comerciales, S.A.	-	(1)	B
Sociedad Inversora Lineas de Brasil, S.L. (ETVE)	Seville (SP)	12,798	100.00	Asa Iberoamérica, S.L.	-	(1)	B
Société d'Eau Déssalée d'Agadir (SEDA)	Agadir (MA)	2,710	50.94	Abengoa Water Agadir, S.L.U.	(*)	(4)	-
Solaben Electricidad Uno, S.A.	Cáceres(SP)	164,915	100.00	Extremadura Equity Investments Sárl.	-	(3)	B
Solaben Electricidad Dos, S.A.	Cáceres(SP)	62,688	70.00	Abengoa Solar España, S.A./ Logrosán Solar Inversiones, S.A.	-	(**)	B
Solaben Electricidad Tres, S.A.	Cáceres(SP)	62,401	70.00	Abengoa Solar España, S.A./ Logrosán Solar Inversiones, S.A.	-	(**)	B
Solaben Electricidad Seis, S.A.	Badajoz(SP)	162,793	100.00	Extremadura Equity Investments Sárl.	-	(3)	B
Solaben Electricidad Diez, S.A.	Cáceres(SP)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.	-	(3)	-
Solacor Electricidad Uno, S.A.	Seville (SP)	57,902	74.00	Carpio Solar Inversiones, S.A.	-	(**)	B
Solacor Electricidad Dos, S.A.	Seville (SP)	58,477	74.00	Carpio Solar Inversiones, S.A.	-	(**)	B
Solar de Receptores de Andalucía, S.A.	Seville (SP)	60	100.00	Abengoa Yield Plc./ Abengoa Concessions Infrastructure, S.L.	-	(**)	-
Solar Power Plant One	Argel (DZ)	42,111	51.00	Abener Energía, S.A.	-	(3)	C
Solar Power PV South Africa (Pty) Ltd.	Gauteng (ZA)	173	100.00	Abengoa Solar South Africa (Pty) Ltd.	-	(3)	B
Solar Processes, S.A.	Seville (SP)	32,080	100.00	Abengoa Concessions Infrastructure, S.L.	-	(**)	B
Solargate Electricidad Tres, S.A.	Seville (SP)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.	-	(3)	-
Solargate Electricidad Cuatro, S.A.	Seville (SP)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.	-	(3)	-
Solargate Electricidad Cinco, S.A.	Seville (SP)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.	-	(3)	-
Solnova Electricidad, S.A.	Seville (SP)	30,986	100.00	Solnova Solar Inversiones, S.A./Instalaciones Inabensa, S.A.	-	(3)	B
Solnova Electricidad Dos, S.A.	Seville (SP)	4,960	100.00	Abengoa Solar España, S.A./Abengoa Solar, S.A.	-	(3)	-

		Shareholding					
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	Activity (see Page 4)	Auditor
Solnova Electricidad Tres, S.A.	Seville (SP)	30,110	100.00	Solnova Solar Inversiones, S.A./Instalaciones Inabensa, S.A.	-	(3)	B
Solnova Electricidad Cuatro, S.A.	Seville (SP)	28,964	100.00	Solnova Solar Inversiones, S.A /Instalaciones Inabensa, S.A.	-	(3)	B
Solnova Electricidad Cinco, S.A.	Seville (SP)	3,965	100.00	Abengoa Solar España, S.A./Abengoa Solar, S.A.	-	(3)	-
Solnova Electricidad Seis, S.A.	Seville (SP)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.	-	(3)	-
Solnova Solar Inversiones, S.A	Seville (SP)	60	100.00	Abengoa Solar España, S.A./ Abengoa Solar New Technologies, S.A.	-	(1)	B
Solúcar Andalucía FV2, S.A	Seville (SP)	58	100.00	Abengoa Solar España, S.A./ Abengoa Solar New Technologies, S.A.	(*)	(3)	-
Son Rivieren (Pty) Limited	Gauteng (ZA)	549	100.00	South Africa Solar Investment, S.L.	-	(1)	B
South Africa PV Investments, S.L.	Seville (SP)	99	100.00	Abengoa Solar Internacional, S.A./Abengoa Solar Ventures, S.A	-	(1)	-
South Africa Solar Investments, S.L.	Seville (SP)	150,713	100.00	Abengoa Solar Internacional, S.A./ Abengoa Solar, S.A.	-	(1)	B
South Africa Solar Ventures, S.L.	Seville (SP)	50	100.00	Abengoa Solar Internacional, S.A./Abengoa Solar Ventures, S.A	-	(1)	-
Subestaciones 611 Baja California, S.A. De C.V.	Mexico D.F. (MX)	3	100.00	Abengoa México, S.A. de C.V./Abengoa, S.A	-	(1)	B
Tairol, S.A.	Montevideo (UY)	-	100.00	Talentir, S.A.	(*)	(1)	-
Talentir, S.A.	Montevideo (UY)	1	100.00	Enertey, S.A./ Instalaciones Inabensa, S.A.	(*)	(1)	-
Tarefix, S.A	Delaware (US)	1	92.00	Asa Investment, AG ZUG	-	(1)	-
Tenes Lylmyah	Argel (DZ)	19,803	51.00	Befesa Aguas Tenes, S.L.	-	(4)	C
Teyma Abengoa, S.A.	Buenos Aires (AR)	51,858	100.00	Asa Investment, AG ZUG/Asa Iberoamérica, S.L./Abengoa, S.A.	-	(1)	B
Teyma Construction USA, LLC.	Arizona (US)	1	100.00	Abeinsa, LLC.	-	(1)	-
Teyma Forestal, S.A.	Montevideo (UY)	1,100	100.00	Balofix, S.A.	-	(1)	B
Teyma Gestión Ambiental, S.A	Montevideo (UY)	18	100.00	Teyma Medioambiente, S.A.	-	(1)	-
Teyma India Private Limited	Mumbai (IN)	1,525	100.00	Teyma Gestión de Contratos de Construcción e Ingeniería, S.A.	-	(1)	-
Teyma Internacional, S.A.	Montevideo (UY)	19	100.00	Teyma Uruguay Holding, S.A.	-	(1)	B
Teyma Medio Ambiente, S.A.	Montevideo (UY)	19	100.00	Teyma Uruguay Holding, S.A .	-	(1)	B
Teyma Middle East, S.L.	Seville (SP)	3	100.00	Teyma, S.A. /Teyma Int., S.A. /Ábacus Project Management Inc./Teyma Uruguay, S.A.	-	(1)	B
Teyma Paraguay, SA.	Asunción (PY)	-	100.00	Teyma Internacional, S.A.	-	(1)	-
Teyma Sociedad de Inversión, S.A.	Montevideo (UY)	15,833	92.00	Abeinsa Inversiones Latam, S.L.	-	(1)	B
Teyma South Africa (Pty) Ltd.	Upington (ZA)	80	100.00	Teyma Gestión de Contratos de Construcción e Ingeniería, S.A.	-	(1)	-
Teyma Uruguay ZF, S.A.	Montevideo (UY)	3,809	100.00	Teyma Uruguay, S.A.	-	(1)	B
Teyma Uruguay, S.A.	Montevideo (UY)	5,007	97.00	Teyma Sociedad de Inversión, S.A.	-	(1)	B
Teyma USA & Abener Engineering and Construction Services Partnership	Missouri (US)	16,763	100.00	Teyma Construction USA, LLC/Abener Construction Services, LLC.	-	(1)	-
Teyma, Gestión de Contratos de Construcción e Ingeniería, S.A.	Seville (SP)	55	92.00	Abeinsa Ingeniería y Construcción Industrial, S.A.	-	(1)	B
Transmisora Baquedano, S.A.	Santiago de Chile (CL)	11,659	100.00	Abengoa Concessions Infrastructure, S.L./ Abengoa Yield Plc.	-	(**)	B
Transmisora Mejillones, S.A.	Santiago de Chile (CL)	8,071	100.00	Abengoa Concessions Infrastructure, S.L./ Abengoa Yield Plc.	-	(**)	B
Transportadora Bahía Blanca S.A.	Buenos Aires (AR)	2	100.00	Abengoa S.A./Teyma Abengoa S.A.	-	(2)	-
Transportadora Cuyana, S.A.	Buenos Aires (AR)	3	100.00	Teyma Abengoa, S.A./Abengoa, S.A.	-	(1)	B

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Annex XII – Subsidiary companies included in the 2014 consolidation perimeter using the global integration method (continuation)

		Shareholding					
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	Activity (see Page 4)	Auditor
Transportadora del Norte, S.A.	Buenos Aires (AR)	-	100.00	Abengoa, S.A./Teyma Abengoa, S.A.	-	(1)	B
Transportadora Mar del Plata S.A.	Buenos Aires (AR)	5	70.00	Teyma Abengoa, S.A./ Abengoa, S.A.	(*)	(1)	B
Transportadora Rio Coronda, S.A.	Buenos Aires (AR)	-	100.00	Teyma Abengoa, S.A./Abengoa, S.A.	-	(1)	B
Transportadora Rio de la Plata, S.A.	Buenos Aires (AR)	-	100.00	Teyma Argentina, S.A./Abengoa, S.A.	-	(1)	C
Turbogenerador Madero 7, S.A. de C.V.	Mexico D.F. (MX)	3	100.00	Abener Energ., S.A./ Teyma, Gest. Cont. Const. e Ing., S.A./Abengoa México, S.A. de C.V.	-	(1)	-
Unidad Punta de Rieles, S.A.	Montevideo (UY)	21	85.00	Teyma Uruguay, S.A./ Instalaciones Inabensa, S.A.	(*)	(5)	B
Vista Ridge Regional Water Supply Corporation	Texas (US)	-	100.00	Abengoa Vista Ridge, LLC.	(*)	(4)	-
Waste to Energy Suppliers San Jose, S.A.	Costa Rica (CR)	-	100.00	Abeinsa Inf. de Medio Ambiente, S.A./Teyma, Gestión de Contratos e Ingeniería, S.A.	-	(1)	-
XiNa CSP South Africa (Pty) Ltd.	Gauteng (ZA)	3,786	100.00	South Africa Solar Investments, S.L.	-	(1)	B
XiNa Operations and Maintenance Company (Pty) Ltd	Cape Town (ZA)	-	92.00	Abengoa Solar Power South Africa (Pty) Ltd.	(*)	(1)	-
Zero Emissions Technologies, S.A. (Zeroemissions)	Seville (SP)	60	100.00	Abeinsa Ingeniería y Construcción Industrial, S.A./Abengoa Hidrógeno, S.A.	-	(1)	B
Zeroemissions (Beijing) Technology Consulting Service, Co. Ltd	Beijing (CN)	100	100.00	Zero Emissions Technologies, S.A./Zeroemissions Carbon Trust, S.A.	-	(1)	-
Zeroemissions Carbon Trust, S.A	Seville (SP)	125	100.00	Zeroemissions Technologies, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.	-	(1)	B
Zona Norte Engenharia, Manutenção e Gestão De Serviços, S.A. Spe.	Manaus (BR)	33,578	60.00	Abengoa Concessões Brasil Holding, S.A.	-	(5)	B

Shareholding capital cost is calculated using the current closing year exchange rate

(*) Companies incorporated or acquired and consolidated for the first time in the year.
(**) Discontinued operation
(***) Abengoa 100% class B (control), Liberty 100% class A.

(1) Operating segment activities area: Engineering and Construction.
(2) Operating segment activities area: Transmission.
(3) Operating segment activities area: Solar.
(4) Operating segment activities area: Water.
(5) Operating segment activities areae: Cogeneration.
(6) Operating segment activities area: Bioenergy.

A Audited by PricewaterhouseCoopers Auditores.
B Audited by Deloitte.
C Audited by others auditors.

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Annual Report 2015

Annex XIII – Associated companies and Joint Ventures included in the 2014 consolidation perimeter using the participation method

		Shareholding					
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	Activity	Auditor
Agroenergía de Campillos, S.L.	Seville (SP)	-	25.00	Instalaciones Inabensa, S.A.	(*)	(1)	-
Agua y Gestión de Servicios Ambientales, S.A.	Seville (SP)	3,562	41.54	Abengoa Water, S.L.	-	(4)	-
Al Osais-Inabensa Co., Ltd	Dammam (SA)	438	50.00	Inabensa Saudi Arabia, LLC	-	(1)	B
Ashalim Thermo Solar Management, Ltd.	Tel Aviv (IL)	-	50.00	Abener Energía, S.A./ Teyma, Gestión de Contratos de Construcción e Ingeniería, S.A.	(*)	(1)	-
ATE VIII Transmissora de Energia, S.A.	R. de Janeiro (BR)	9,794	50.00	Abengoa Concessoes Brasil Holding, S.A.	-	(2)	B
Basor México, S.A.P.I. de C.V.	Mexico D.F. (MX)	108	50.00	Nicsamex, S.A. de C.V.	-	(1)	-
Chennai O&M, JV Private Limited	Chennai (India)	-	50.00	Abengoa Water, S.L.	(*)	(1)	-
Chennai Water Desalination Limited	Chennai (IN)	7,086	25.00	Abengoa Water, S.L.	-	(4)	-
Coaben, S.A. de C.V.	Mexico D.F. (MX)	1	50.00	Abengoa México S.A. de C.V./Instalaciones Inabensa, S.A.	-	(1)	B
Cogeneración Motril, S.A.	Granada (SP)	1,913	19.00	Abeinsa Asset Management, S.L.	-	(5)	-
Concecutex, S.A. de C.V.	Toluca (MX)	6,992	50.00	Abengoa México, S.A. de C.V.	-	(5)	B
Concesionaria Costa del Sol S.A.	Malaga (SP)	4,585	50.00	Instalaciones Inabensa, S.A.	-	(5)	B
Concesionaria Hospital del Tajo, S.A.	Madrid (SP)	944	20.00	Instalaciones Inabensa, S.A.	-	(5)	C
Consorcio Teyma M y C, Ltda.	Santiago de Chile (CL)	10	49.90	Abengoa Chile, S.A.	-	(1)	-
Evacuación Valdecaballeros, S.L.	Madrid (SP)	8,984	57.14	Solaben Electricidad Uno, Dos, Tres y Seis, S.A.	-	(3)	-
Evacuación Villanueva del Rey, S.L.	Seville (SP)	2	45.13	Helioenergy Electricidad Uno, Dos y Tres, S.A.	-	(3)	-
Explotaciones Varias, S.L.	Seville (SP)	2,301	50.00	Abengoa, S.A.	-	(1)	-
Explotadora Hospital del Tajo, S.L.	Madrid (SP)	1	20.00	Instalaciones Inabensa, S.A.	-	(5)	-
Geida Tlemcen, S.L.	Madrid (SP)	13,584	50.00	Abengoa Water, S.L.	-	(4)	-
Ghenova Ingeniería S.L.	Seville (SP)	1,323	20.00	Abener Energía, S.A.	-	(1)	-
Green Visión Holding, BV	Arnhem (NL)	3,000	24.00	Abengoa Hidrógeno, S.A.	-	(1)	-
Greentech Water Engineering Company	Pekin (CN)	5,967	25.00	Abengoa Water Hong Kong, Co. Limited	(*)	(1)	-
Helioenergy Electricidad Uno, S.A.	Seville (SP)	43,600	50.00	Écija Solar Inversiones, S.A.	-	(3)	B
Helioenergy Electricidad Dos, S.A.	Seville (SP)	42,718	50.00	Écija Solar Inversiones, S.A.	-	(3)	B
HZN Manutenção Hospitalar Ltda.	Manaus (BR)	-	33.00	Simosa Brasil, S.A.	(*)	(1)	-
Inabensa Green Energy Co., Ltd.	Japón (JP)	198	50.00	Instalaciones Inabensa S.A.	-	(1)	-
Inapreu, S.A.	Barcelona (SP)	2,318	50.00	Instalaciones Inabensa, S.A.	-	(5)	B
Kaxu Solar One (Pty) Ltd.	Gauteng (ZA)	16,430	51.00	Abengoa Solar South Africa (Pty) Ltd.	-	(3)	B
Khi Solar One (Pty) Ltd.	Gauteng (ZA)	11,526	51.00	Son Rivieren (Pty) Limited	-	(3)	B
Ledincor, S.A.	Montevideo (UY)	661	49.00	Teyma Forestal, S.A.	-	(1)	-
Lidelir, S.A.	Montevideo (UY)	1,068	49.00	Teyma Forestal, S.A.	-	(1)	-
Micronet Porous Fibers, S.L.	Vizcaya (SP)	3,162	50.00	Abengoa Water, S.L.	-	(1)	-
Myah Bahr Honaine, S.P.A.	Argel (DZ)	21,433	25.50	Geida Tlemcen, S.L.	-	(4)	C
Negev Energy - Ashalim Thermo-Solar, Ltd.	Tel Aviv (IL)	-	50.00	NEA Solar Power, Ltd.	-	(3)	B
Negev Energy Ashalim Operation and Mantainance, Ltd.	Tel Aviv (IL)	-	50.00	NEA Solar Operation and Manteinance, Ltd	(*)	(1)	-
Negev Energy Finance, Ltd.	Tel Aviv (IL)	-	50.00	NEA Solar Power, Ltd.	(*)	(1)	-
Residuos Sólidos Urbanos de Ceuta, S.L.	Seville (SP)	2,030	50.00	Abengoa, S.A.	-	(1)	-
Servicios Culturales Mexiquenses, S.A. de C.V.	Toluca (MX)	1	50.00	Abengoa México, S.A. de C.V./ Instalaciones Inabensa, S.A.	-	(1)	B
Shams Power Company PJSC	Abu-Dhabi (AE)	183	40.00	Total Abengoa Solar Emirates Investment Company, BV	-	(3)	-
SolelAben EPC Ashalim, L.P.	Tel Aviv (IL)	-	50.20	Abener Energía, S.A./ Teyma, Gestión de Contratos de Construcción e Ingeniería, S.A.	(*)	(1)	-
SRC Nanomaterials, S.A	Asturias (SP)	500	50.00	Rioglass Solar, S.A.	-	(3)	-
Total Abengoa Solar Emirates Investment Company, B.V.	Amsterdam (NL)	23,262	50.00	Abengoa Solar Ventures, S.A	-	(1)	B
Total Abengoa Solar Emirates O&M Company, B.V.	Amsterdam (NL)	165	50.00	Abengoa Solar Ventures, S.A.	-	(3)	B
TSMC Ingeniería y Contrucción, Ltda.	Santiago de Chile (CL)	12	33.30	Abengoa Chile, S.A.	-	(1)	-
Xina Solar One (Rf) (Pty), Ltd.	Gauteng (ZA)	-	80.00	Xina CSP South Africa (Pty) Ltd	-	(3)	-

Shareholding capital cost is calculated using the current closing year exchange rate

(*) Companies incorporated or acquired and consolidated for the first time in the year.

(1) Operating segment activities area: Engineering and Construction.
(2) Operating segment activities area: Transmission.
(3) Operating segment activities area: Solar.
(4) Operating segment activities area: Water.
(5) Operating segment activities areae: Cogeneration.
(6) Operating segment activities area: Bioenergy.

A Audited by PricewaterhouseCoopers Auditores.
B Audited by Deloitte.
C Audited by others auditors.

ABENGOA Consolidated financial statements

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Annual Report 2015

Annex XIV – Temporary Joint Ventures included in the 2014 Consolidation Perimeter using the proportional integration method

		Shareholding					
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	Activity	Auditor
Acceso Avda Pais Valencia	Alicante(SP)	3.00	50.00%	Instalaciones Inabensa, S.A.		(1)	-
ACE L5	Setubal (PT)	-	44.80%	Instalaciones Inabensa, S.A.	(*)	(1)	-
Adis Segovia Valdestrilla	Madrid(SP)	-	7.00%	Instalaciones Inabensa, S.A.		(1)	-
Agencia Andaluza de Energia	Seville (SP)	6.00	35.00%	Instalaciones Inabensa, S.A.		(1)	-
Albalac	Madrid(SP)	2.04	33.34%	Instalaciones Inabensa, S.A.		(1)	-
Almanjayar	Madrid(SP)	1.50	25.00%	Instalaciones Inabensa, S.A.		(1)	-
Almeria	Almeria(SP)	1.50	50.00%	Abengoa Water S.L.		(4)	-
Aparcamiento L'Ordana	Alicante(SP)	4.50	90.00%	Instalaciones Inabensa, S.A.		(1)	-
APCA Inabensa-Abengoa Lote 1	Seville (SP)	6.00	50.00%	Instalaciones Inabensa, S.A.		(1)	-
APCA Inabensa-Abengoa Lote 2	Seville (SP)	6.00	50.00%	Instalaciones Inabensa, S.A.		(1)	-
Argelia	Madrid(SP)	3.00	50.00%	Instalaciones Inabensa, S.A.		(1)	-
Armilla	Seville (SP)	3.00	50.00%	Instalaciones Inabensa, S.A.		(1)	-
Asimel	Madrid(SP)	1.30	25.00%	Instalaciones Inabensa, S.A.		(1)	-
Badala	Vitoria (SP)	3.00	30.00%	Instalaciones Inabensa, S.A.		(1)	-
Baja California	Seville (SP)	-	100.00%	Inabensa, S.A. /Abener Energia, S.A. /Abeinsa, Ing y Const. Ind., S.A./Serv. Aux. de Admon., S.A. de C.V.		(1)	B
Barras Parada	Madrid(SP)	3.00	50.00%	Instalaciones Inabensa, S.A.		(1)	-
CARE Córdoba	Seville (SP)	12.00	25.00%	Instalaciones Inabensa, S.A.		(1)	-
Cartagena	Murcia(SP)	1.13	37.50%	Abengoa Water S.L.		(4)	-
CEI Huesca	Zaragoza(SP)	0.60	20.00%	Instalaciones Inabensa, S.A.		(1)	-
Cercanias Tren (Camas-Salteras)	Madrid(SP)	1.00	35.00%	Instalaciones Inabensa, S.A.		(1)	-
CGS-ABENGOA	Zaragoza(SP)	2.40	20.00%	Instalaciones Inabensa, S.A.	(*)	(1)	-
Circulo Mercantil e Industrial de Sevilla	Seville (SP)	3.00	50.00%	Instalaciones Inabensa, S.A.		(1)	-
Ciudad de la Justicia	Madrid(SP)	1.00	20.00%	Instalaciones Inabensa, S.A.		(1)	-
Consistorio	Madrid(SP)	6.00	30.00%	Instalaciones Inabensa, S.A.		(1)	-
Consorcio Abengoa Colombia	Bogotá (CO)	-	100.00%	Abeinsa Infraestructuras Medio Ambiente, S.A./Abener Energia, S.A./ Abengoa Perú S,A.	(*)	(1)	-
Consorcio Abengoa Kipreos Limitada	Santiago (CL)	8.00	50.00%	Abengoa Chile, S.A.		(1)	-
Consorcio Ambiental de la Plata	Montevideo (UY)	0.67	100.00%	Teyma Uruguay, S.A./Teyma Medioambiente S.A.		(1)	-
Consorcio Constructor Alto Cayma	Lima (PE)	-	25.00%	Abengoa Perú, S.A.		(1)	-
Consorcio La Gloria	Lima (PE)	-	50.00%	Abengoa Perú, S.A.		(1)	-
Consorcio Pachacutec	Lima (PE)	-	50.00%	Abengoa Perú, S.A.		(1)	-
CPD Solares UTE	Madrid(SP)	10.00	35.00%	Instalaciones Inabensa, S.A.		(1)	-
Edificio ETEA	Zaragoza(SP)	-	40.00%	Instalaciones Inabensa, S.A.		(1)	-
Edificio ITA	Zaragoza(SP)	3.00	30.00%	Instalaciones Inabensa, S.A.		(1)	-
Edificio PICA	Seville (SP)	5.00	50.00%	Instalaciones Inabensa, S.A.		(1)	-
Electrificación Burgos	Madrid(SP)	2.00	33.34%	Instalaciones Inabensa, S.A.		(1)	-
Electrificación Granollers	Madrid (SP)	6.00	20.00%	Instalaciones Inabensa, S.A.		(1)	-
Electrificación L-3	Madrid(SP)	1.20	50.00%	Instalaciones Inabensa, S.A.		(1)	-

		Shareholding					
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	Activity	Auditor
Emergencia NAT Barcelona	Barcelona(SP)	9.00	33.33%	Instalaciones Inabensa, S.A.		(1)	-
Emvisesa Palacio Exposiciones	Seville (SP)	1.50	25.00%	Instalaciones Inabensa, S.A.		(1)	-
Energia Linea 9	Barcelona (SP)	1.20	20.00%	Instalaciones Inabensa, S.A.		(1)	-
Energia Noroeste	Seville (SP)	6.00	50.00%	Instalaciones Inabensa, S.A.		(1)	-
Equipamiento Solar Caballeria	Madrid(SP)	1.20	20.00%	Instalaciones Inabensa, S.A.		(1)	-
Facultades	Madrid(SP)	1.00	15.00%	Instalaciones Inabensa, S.A.		(1)	-
Ferial Badajoz	Madrid(SP)	-	25.00%	Instalaciones Inabensa, S.A.		(1)	-
Ferrovial-Agroman Teyma (FAT)	Montevideo (UY)	-	40.00%	Teyma Uruguay, S.A	-	(1)	-
Fotovoltaica Expo	Zaragoza(SP)	7.00	70.00%	Instalaciones Inabensa, S.A.		(1)	-
Gallur Castejon	Madrid(SP)	2.00	33.33%	Instalaciones Inabensa, S.A.		(1)	-
Guarderia La Nucia	Alicante(SP)	4.50	45.00%	Instalaciones Inabensa, S.A.		(1)	-
H. Campus de la Salud	Seville (SP)	2.40	20.00%	Instalaciones Inabensa, S.A.		(1)	-
Hospital Costa del Sol	Malaga(SP)	10.00	50.00%	Instalaciones Inabensa, S.A.		(1)	-
IB INABENSA (JV) G15	India (IN)	-	100.00%	Inabensa Bharat Private Limited/ Instalaciones Inabensa, S.A.	(*)	(1)	-
IB INABENSA (JV) G24	India (IN)	-	100.00%	Inabensa Bharat Private Limited/ Instalaciones Inabensa, S.A.	(*)	(1)	-
IB INABENSA (JV) GR177	India (IN)	-	100.00%	Inabensa Bharat Private Limited/ Instalaciones Inabensa, S.A.	(*)	(1)	-
IB-PGF-INABEN(JV) GR159 CORE	India (IN)	-	71.00%	Inabensa Bharat Private Limited/ Instalaciones Inabensa S.A.	(*)	(1)	-
Inabensa-Jayton Catral	Alicante(SP)	10.00	50.00%	Instalaciones Inabensa, S.A.		(1)	-
Inabensa-Jayton La Nucia	Alicante(SP)	6.00	50.00%	Instalaciones Inabensa, S.A.		(1)	-
Inabensa-Jayton Villajoyosa	Alicante(SP)	3.00	50.00%	Instalaciones Inabensa, S.A.		(1)	-
Inabervion	Vizcaya(SP)	10.00	50.00%	Instalaciones Inabensa, S.A.		(1)	-
Inacom	Madrid(SP)	6.00	25.00%	Instalaciones Inabensa, S.A.		(1)	-
Incubadora	Madrid(SP)	1.80	30.00%	Instalaciones Inabensa, S.A.		(1)	-
Inst. Eléctricas Hospital Costa del Sol	Malaga(SP)	3.00	50.00%	Instalaciones Inabensa, S.A.		(1)	-
Instalaciones Hospital VQ	Seville (SP)	6.00	60.00%	Instalaciones Inabensa, S.A.		(1)	-
Instalaciones Plataforma Sur	Barcelona(SP)	5.00	50.00%	Instalaciones Inabensa, S.A.		(1)	-
La Faisanera	Burgos(SP)	4.00	30.00%	Instalaciones Inabensa, S.A.		(1)	-
Lav-Buixalleu	Barcelona(SP)	3.00	50.00%	Instalaciones Inabensa, S.A.		(1)	-
Libia-Lineas	Seville (SP)	-	50.00%	Instalaciones Inabensa, S.A.		(1)	-
Machupichu	Seville (SP)	6.00	100.00%	Instalaciones Inabensa, S.A. /Abencor Suministros, S.A.		(1)	-
Mataporquera	Madrid(SP)	3.00	50.00%	Instalaciones Inabensa, S.A.		(1)	-
Meisa-Inabensa	Huelva(SP)	5.00	50.00%	Instalaciones Inabensa, S.A.		(1)	-
Metro Ligero de Granada	Madrid(SP)	6.00	40.00%	Instalaciones Inabensa, S.A.		(1)	-
Mnto.Comunic.Metro L9	Barcelona(SP)	1.00	20.00%	Instalaciones Inabensa, S.A.		(1)	-
Mobiliario La Nucia	Alicante(SP)	5.00	45.00%	Instalaciones Inabensa, S.A.		(1)	-
Nat Electricidad	Madrid(SP)	4.00	33.34%	Instalaciones Inabensa, S.A.		(1)	-
Ontoria	Vizcaya(SP)	3.00	50.00%	Instalaciones Inabensa, S.A.		(1)	-
Pabellón Cubierto La Nucia	Alicante(SP)	9.00	45.00%	Instalaciones Inabensa, S.A.		(1)	-
Parque aeronáutico	Seville (SP)	2.00	40.00%	Instalaciones Inabensa, S.A.		(1)	-

ABENGOA Consolidated financial statements

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		Shareholding					
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	Activity	Auditor
Parque Soland	Seville (SP)	3.00	50.00%	Instalaciones Inabensa, S.A.		(1)	-
Patrimonio	Seville (SP)	2.00	35.00%	Instalaciones Inabensa, S.A.		(1)	-
Peaje Irun (Telvent Inabensa)	Bilbao(SP)	-	20.00%	Instalaciones Inabensa, S.A.		(1)	-
Pistas Deportivas La Nucia	Alicante(SP)	1.00	45.00%	Instalaciones Inabensa, S.A.		(1)	-
Preufet Juzgados	Barcelona(SP)	6.00	50.00%	Instalaciones Inabensa, S.A.		(1)	-
Primapen III	Gijón(SP)	6.00	33.00%	Instalaciones Inabensa, S.A.		(1)	-
Rap Fenol	Madrid(SP)	6.00	33.00%	Instalaciones Inabensa, S.A.		(1)	-
Rotonda CV-70	Alicante(SP)	4.50	45.00%	Instalaciones Inabensa, S.A.		(1)	-
S/E Blanes	Madrid(SP)	6.00	33.33%	Instalaciones Inabensa, S.A.		(1)	-
S/E Libia	Madrid(SP)	-	50.00%	Instalaciones Inabensa, S.A.		(1)	-
S/E Modulares	Barcelona(SP)	5.00	50.00%	Instalaciones Inabensa, S.A.		(1)	-
S/E Sant Adriá	Madrid(SP)	2.00	50.00%	Instalaciones Inabensa, S.A.		(1)	-
Sede Universitaria	Alicante(SP)	4.50	45.00%	Instalaciones Inabensa, S.A.		(1)	-
Seguridad Vial y Tráfico Rodado	Alicante(SP)	9.00	90.00%	Instalaciones Inabensa, S.A.		(1)	-
Semi-Inabensa	Madrid(SP)	3.00	50.00%	Instalaciones Inabensa, S.A.		(1)	-
Sigmacat	Madrid(SP)	2.00	33.00%	Instalaciones Inabensa, S.A.		(1)	-
Silfrasub	Madrid(SP)	2.00	40.00%	Instalaciones Inabensa, S.A.		(1)	-
Silvacat	Madrid(ES)	30.00	35.50%	Instalaciones Inabensa, S.A.		(1)	-
Sisecat	Madrid(SP)	1.00	20.95%	Instalaciones Inabensa, S.A.		(1)	-
Sisecat II	Madrid(SP)	6.00	20.95%	Instalaciones Inabensa, S.A.		(1)	-
Soterramnet 132 Kv	Barcelona(SP)	2.00	33.34%	Instalaciones Inabensa, S.A.		(1)	-
Suburbano Mexico	Seville (SP)	6.00	100.00%	Instalaciones Inabensa, S.A. /Abeinsa, Ing y Const. Ind., S.A.		(1)	B
Tablada	Seville (SP)	6.00	50.00%	Abengoa Water S.L.		(4)	-
Telar Klitten	Montevideo (UY)	0.88	100.00%	Teyma Uruguay, S.A.		(1)	-
Teyma Israel I	Seville (SP)	-	100.00%	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería, S.A.		(1)	-
Teyma Israel II	Seville (SP)	-	100.00%	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería, S.A.		(1)	-
Teyma Israel III	Seville (SP)	-	100.00%	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería, S.A.		(1)	-
Torre	Bilbao(SP)	6.00	20.00%	Instalaciones Inabensa, S.A.		(1)	-
Torre Isla Cartuja	Seville (SP)	12.00	20.00%	Instalaciones Inabensa, S.A.		(1)	-
Tranvía de Jaén	Seville (SP)	1.00	15.00%	Instalaciones Inabensa, S.A.		(1)	-
Túnel Rovira	Barcelona(SP)	2.00	33.00%	Instalaciones Inabensa, S.A.		(1)	-
Usansolo	Vizcaya(SP)	-	50.00%	Instalaciones Inabensa, S.A.		(1)	-
UTE Abener Teyma Inabensa Atacama I PV	Seville (SP)	-	100.00%	Abener Energía, S.A./Instalaciones Inabensa, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería, S.A.	(*)	(1)	-
UTE Abener Teyma Inabensa Atacama II PV	Seville (SP)	-	100.00%	Abener Energía, S.A./Instalaciones Inabensa, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería, S.A.	(*)	(1)	-
UTE Alacat	Madrid(SP)	3.00	50.00%	Instalaciones Inabensa, S.A./ Electrificaciones y Montajes	(*)	(1)	-

		Shareholding					
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	Activity	Auditor
				Integrales OHL, S.A.			
UTE Inabensa-Ansaldo	Madrid(SP)	10.00	40.12%	Instalaciones Inabensa, S.A./Ansaldo STS España SAU	(*)	(1)	-
UTE Abeima Teyma Agadir	Seville (SP)	-	100.00%	Abeinsa Infraestructuras Medio Ambiente, S.A./Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería, S.A.	(*)	(1)	-
UTE Abeima Teyma Barka	Seville (SP)	-	100.00%	Abeinsa Infraestructuras Medio Ambiente, S.A./Teyma, Gestión de Contratos de Construcción e Ingeniería, S.A.		(1)	-
UTE Abeima Teyma Barka II	Seville (SP)	-	100.00%	Abeinsa Infraestructuras Medio Ambiente, S.A./Teyma Gestión de Contratos de Const. e Ing., S.A.		(1)	-
UTE Abeima Teyma Nungua	Seville (SP)	7.00	100.00%	Abeinsa Infraestructuras Medio Ambiente, S.A./Teyma, Gestión de Contratos de Construcción e Ingeniería, S.A.		(1)	-
UTE Abeima Teyma Zapotillo	Seville (SP)	7.00	100.00%	Abeinsa Infraestructuras Medio Ambiente, S.A./Teyma, Gestión de Contratos de Construcción e Ingeniería, S.A.		(1)	-
UTE Abencor-Inabensa Chilca Montalvo	Seville (SP)	7.00	100.00%	Instalaciones Inabensa, S.A./Abencor Suministros, S.A.		(1)	-
UTE Abener Abengoa Water Sahechores	Seville (SP)	1.80	50.00%	Abener Energía, S.A./ Abengoa Water, S.L.		(4)	-
UTE Abener Befesa Cortés Pallás	Seville (SP)	4.80	100.00%	Abeinsa Infraestructuras Medio Ambiente, S.A. / Abener Energía, S.A.		(1)	-
UTE Abener Inabensa NP Tabasco II	Seville (SP)	-	100.00%	Abener Energía, S.A./Instalaciones Inabensa, S.A.	(*)	(1)	-
UTE Abener Inabensa Francia	Seville (SP)	-	100.00%	Abener Energía, S.A./Instalaciones Inabensa, S.A.		(1)	-
UTE Abener Inabensa Germany	Seville (SP)	-	100.00%	Abener Energía, S.A./Instalaciones Inabensa, S.A.		(1)	-
UTE Abener Inabensa NP Tabasco	Seville (SP)	-	100.00%	Abener Energía, S.A./Instalaciones Inabensa, S.A.		(1)	B
UTE Abener Inabensa Países Bajos	Seville (SP)	-	100.00%	Abener Energía, S.A./Instalaciones Inabensa, S.A.		(1)	-
UTE Abener Teyma Atacama I	Seville (SP)	-	100.00%	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería, S.A.	(*)	(1)	-
UTE Abener Teyma Atacama II	Seville (SP)	-	100.00%	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería, S.A.	(*)	(1)	-
UTE Abener Teyma Bélgica	Seville (SP)	-	100.00%	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería, S.A.	(*)	(1)	-
UTE Abener Teyma Biomasa Salamanca II	Seville (SP)	-	100.00%	Abener Energía, S.A./Teyma, Gestión de Contratos de Construcción e Ingeniería, S.A		(1)	-
UTE Abener Teyma CRS I	Seville (SP)	-	100.00%	Abener Energía, S.A./Teyma, Gestión de Contratos de Construcción e Ingeniería, S.A		(1)	-
UTE Abener Teyma CRS II	Seville (SP)	-	100.00%	Abener Energía, S.A./Teyma, Gestión de Contratos de Construcción e Ingeniería, S.A		(1)	-
UTE Abener Teyma Emirates I	Seville (SP)	-	100.00%	Abener Energía, S.A./Teyma, Gestión de Contratos de Construcción e Ingeniería, S.A		(1)	B
UTE Abener Teyma Helio Energy I	Seville (SP)	-	100.00%	Abener Energía, S.A./Teyma, Gestión de Contratos de Construcción e Ingeniería, S.A		(1)	-
UTE Abener Teyma Helio Energy II	Seville (SP)	-	100.00%	Abener Energía, S.A./Teyma, Gestión de Contratos de Construcción e Ingeniería, S.A		(1)	-
UTE Abener Teyma Helios I	Seville (SP)	-	100.00%	Abener Energía, S.A./Teyma, Gestión de Contratos de Construcción e Ingeniería, S.A		(1)	-

ABENGOA Consolidated financial statements

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		Shareholding					
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	Activity	Auditor
UTE Abener Teyma Helios II	Seville (SP)	-	100.00%	Abener Energía, S.A./Teyma, Gestión de Contratos de Construcción e Ingeniería, S.A		(1)	-
UTE Abener Teyma Paulputs	Seville (SP)	-	100.00%	Abener Energía, S.A./Teyma, Gestión de Contratos de Construcción e Ingeniería, S.A		(1)	-
UTE Abener Teyma Paysandu	Seville (SP)	-	100.00%	Abener Energía, S.A./Teyma, Gestión de Contratos de Construcción e Ingeniería, S.A		(1)	C
UTE Abener Teyma Solaben I	Seville (SP)	-	100.00%	Abener Energía, S.A./Teyma, Gestión de Contratos de Construcción e Ingeniería, S.A		(1)	-
UTE Abener Teyma Solaben II	Seville (SP)	-	100.00%	Abener Energía, S.A./Teyma, Gestión de Contratos de Construcción e Ingeniería, S.A		(1)	-
UTE Abener Teyma Solaben III	Seville (SP)	-	100.00%	Abener Energía, S.A./Teyma, Gestión de Contratos de Construcción e Ingeniería, S.A		(1)	-
UTE Abener Teyma Solaben VI	Seville (SP)	-	100.00%	Abener Energía, S.A./Teyma, Gestión de Contratos de Construcción e Ingeniería, S.A		(1)	-
UTE Abener Teyma Solaben IC	Seville (SP)	-	100.00%	Abener Energía, S.A./Teyma, Gestión de Contratos de Construcción e Ingeniería, S.A		(1)	-
UTE Abener Teyma Solacor I	Seville (SP)	-	100.00%	Abener Energía, S.A./Teyma, Gestión de Contratos de Construcción e Ingeniería, S.A		(1)	-
UTE Abener Teyma Solacor II	Seville (SP)	-	100.00%	Abener Energía, S.A./Teyma, Gestión de Contratos de Construcción e Ingeniería, S.A		(1)	-
UTE Abener Teyma Solar Tabernas	Seville (SP)	-	100.00%	Abener Energía, S.A./Teyma, Gestión de Contratos de Construcción e Ingeniería, S.A. / Abengoa Solar New Technologies, S.A		(1)	-
UTE Abener Teyma Upington	Seville (SP)	-	100.00%	Abener Energía, S.A./Teyma, Gestión de Contratos de Construcción e Ingeniería, S.A.		(1)	-
UTE Abener Teyma Xina	Seville (SP)	-	100.00%	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería, S.A.		(1)	-
UTE Abensaih Guadalquivir	Seville (SP)	3.06	51.00%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	-
UTE Abensaih Mantenimiento	Seville (SP)	3.00	50.00%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	-
UTE Agua Prieta (EP)	Agua Prieta (MX)	-	100.00%	Abener Energía, S.A.	(*)	(1)	B
UTE Aguas Salobres	Seville (SP)	3.60	60.00%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	-
UTE Alcoy	Alicante(SP)	3.00	50.00%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	-
UTE Ames Brión	La Coruña(SP)	3.00	50.00%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	-
Ute Ashalim Eucomsa-Abeinsa Engineering	Seville (SP)	-	100.00%	Europea de Construcc. Metálicas, S.A./Abeinsa Engineering SL		(1)	-
UTE Atabal	Malaga(SP)	3.19	53.00%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	-
UTE Avensaih Guadalete - Barbate	Cadiz(SP)	3.06	31.00%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	-
UTE Avinyó	Cataluña(SP)	-	40.00%	Construcciones y Depuraciones, S.A.		(1)	-
UTE B.Almanzora	Murcia(SP)	2.40	40.00%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	-
UTE Balsa del Rosario	Seville (SP)	3.12	52.00%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	-
UTE Báscara	Cataluña(SP)	-	40.00%	Construcciones y Depuraciones, S.A.		(1)	-
UTE Boaco	Nicaragua (NI)	2.21	73.83%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	-

		Shareholding					
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	Activity	Auditor
CAC Arequipa	Arequipa (PE)	6.66	51.00%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	-
UTE CAC Arequipa	Arequipa (PE)	3.26	25.00%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	-
UTE Cáceres	Caceres(SP)	3.00	50.00%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	-
UTE Campello	Alicante(SP)	3.00	50.00%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	-
UTE Canal Alguerri	Lleida(SP)	2.00	33.34%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	-
UTE Canal de Navarra	Navarra(SP)	3.60	20.00%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	-
UTE Canal Estremera	Madrid(SP)	6.00	50.00%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	-
UTE Carboneras	Almeria(SP)	2.58	43.00%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	-
UTE Cartuja	Seville (SP)	-	30.00%	Construcciones y Depuraciones, S.A.		(1)	-
UTE Centro Morelos	Seville (SP)	-	100.00%	Abener Energía, S.A. / Inabensa, S.A. / Serv. Aux. de Administración, S.A. de C.V.		(1)	-
UTE Chennai	India (IN)	6.00	100.00%	Abeinsa Infraestructuras Medio Ambiente, S.A /Construcciones y Depuraciones, S.A.		(1)	-
UTE Chennai O&M	India (IN)	6.00	100.00%	Construcciones y Depuraciones, S.A./ Abengoa Water S.L.		(4)	-
UTE Conquero	Huelva(SP)	3.00	50.00%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	-
UTE Cunene	Angola (AN)	25.00	50.00%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	-
Ute Dead Sea	Seville (SP)	-	100.00%	Abener Energía, S.A/Abeinsa Engineering SL		(1)	-
UTE Deca	Almeria(SP)	1.94	32.25%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	-
UTE Denizli	Denizli (TR)	-	100.00%	Abeinsa Infraestructuras Medio Ambiente, S.A./Abener Energía, S.A./ Abengoa Perú S,A.	(*)	(1)	-
UTE Depurbaix	Cataluña(SP)	6.00	50.00%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	-
UTE Edar Montemayor	Cordoba(SP)	-	50.00%	Construcciones y Depuraciones, S.A.		(1)	-
UTE El Cerrillo	Cordoba(SP)	4.80	80.00%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	-
UTE Esclusa 42	Valladolid(SP)	1.80	30.00%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	-
UTE Espluga	Cataluña(SP)	-	40.00%	Construcciones y Depuraciones, S.A.		(1)	-
UTE Fontsanta	Cataluña(SP)	4.80	40.00%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	-
UTE Fonz	Cataluña(SP)	5.40	90.00%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	-
UTE Fuente Alamo	Murcia(SP)	2.97	33.00%	Construcciones y Depuraciones, S.A		(1)	-
UTE Guadalajara	Guadalajara(SP)	3.31	55.00%	Abengoa Water S.L.		(4)	-
UTE Gulamets	Cataluña(SP)	7.20	60.00%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	-
UTE Hassi R'Mel Construction	Seville (SP)	-	70.00%	Abener Energía, S.A./ Abengoa Solar New Technologies, S.A		(1)	-
UTE Hassi R'Mel O&M	Seville (SP)	-	100.00%	Abener Energía, S.A./ Abengoa Solar España, S.A		(1)	C
UTE Hidrosur	Malaga(SP)	2.00	33.33%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	-
UTE Honaine	Argelia (AR)	1.50	50.00%	Abengoa Water S.L.		(4)	-
UTE Honaine	Argelia (AR)	1.50	50.00%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	-
UTE Huesna	Seville (SP)	6.01	33.34%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	-

ABENGOA Consolidated financial statements

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Annex XIV – Temporary Joint Ventures included in the 2014 Consolidation Perimeter using the proportional integration method (continuation)

		Shareholding					
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	Activity	Auditor
UTE Inabensa Teyma Eólica del Tala	Seville (SP)	60.00	100.00%	Instalaciones Inabensa, S.A. /Teyma Gestión de Contratos de Construcción e Ingeniería, S.A.		(1)	B
UTE Inabensa Teyma Peralta	Seville (SP)	60.00	100.00%	Instalaciones Inabensa, S.A. /Teyma Gestión de Contratos de Construcción e Ingeniería, S.A.		(1)	B
UTE Inabensa-Eucomsa-Perú	Seville (SP)	6.90	100.00%	Instalaciones Inabensa, S.A./Europea de Construcc. Metálicas, S.A.		(1)	-
Ute Inst. Clima Hospital Costa del Sol	Malaga(SP)	3.00	50.00%	Instalaciones Inabensa, S.A.		(1)	-
UTE Itoiz II	Navarra(SP)	3.50	35.00%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	-
UTE Júcar Vinalopo	Valencia(SP)	2.00	33.34%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	-
UTE Kurkudi	Vizcaya(SP)	3.00	50.00%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	-
UTE La Codosera	Caceres(SP)	3.00	50.00%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	-
UTE Las Bambas	Seville (SP)	6.00	100.00%	Instalaciones Inabensa, S.A. /Abencor Suministros, S.A.		(1)	-
UTE Lubet Cádiz	Cadiz(SP)	-	75.00%	Construcciones y Depuraciones, S.A.		(1)	-
UTE Mant. Valdeinfierno	Murcia(SP)	2.00	60.00%	Abeinsa Infraestructuras Medio Ambiente, S.A /Construcciones y Depuraciones, S.A.(Codesa)		(1)	-
UTE Mantenimiento Presas	Malaga(SP)	2.10	35.00%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	-
UTE Marismas Construccion	Seville (SP)	12.00	100.00%	Abeinsa Infraestructuras Medio Ambiente, S.A /Construcciones y Depuraciones, S.A.(Codesa)		(1)	-
UTE Minicentrales	Madrid(SP)	6.00	100.00%	Abeinsa Infraestructuras Medio Ambiente, S.A /Construcciones y Depuraciones, S.A.(Codesa)		(1)	-
UTE Moraira	Alicante(SP)	2.55	42.50%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	-
UTE Ojén Mijas	Malaga(SP)	-	70.00%	Construcciones y Depuraciones, S.A.		(1)	-
UTE Paneles	Valladolid(SP)	1.80	30.00%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	-
UTE Puerto de Huelva	Huelva(SP)	3.00	100.00%	Abeinsa Infraestructuras Medio Ambiente, S.A /Construcciones y Depuraciones, S.A.(Codesa)		(1)	-
UTE Qingdao	China (CH)	6.00	100.00%	Abeinsa Infraestructuras Medio Ambiente, S.A /Construcciones y Depuraciones, S.A.(Codesa)		(1)	-
UTE Ranilla	Seville (SP)	1.80	15.00%	Construcciones y Depuraciones, S.A.		(1)	-
UTE Retortillo	Seville (SP)	6.00	100.00%	Abeinsa Infraestructuras Medio Ambiente, S.A /Construcciones y Depuraciones, S.A.(Codesa)		(1)	-
UTE Reus	Cataluña(SP)	3.90	65.00%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	-
UTE Ribera	Valencia(SP)	3.01	50.00%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	-
UTE Riegos Marismas	Seville (SP)	5.94	99.00%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	-
UTE Rincón Vict	Malaga(SP)	3.01	50.00%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	-
UTE Sahechores	Leon(SP)	3.73	62.00%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	-
UTE Saih Duero	Valladolid(SP)	1.80	30.00%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	-
UTE Sallent	Cataluña(SP)	3.00	50.00%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	-
UTE San Juan del Sur	Nicaragua (NI)	2.20	73.31%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	-
UTE Sanchonuño	Valladolid(SP)	3.00	50.00%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	-
UTE Sant Celoni	Cataluña(SP)	6.00	50.00%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	-
UTE Segrià Sud	Cataluña(SP)	3.60	60.00%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	-
UTE Skikda	Argelia (AR)	2.00	67.00%	Abeinsa Infraestructuras Medio Ambiente, S.A /Construcciones y Depuraciones, S.A.		(1)	-
UTE Skikda O&M	Argelia (AR)	2.01	67.00%	Construcciones y Depuraciones, S.A./ Abengoa Water S.L.		(4)	-
UTE Sta. Amalia	Badajoz(SP)	4.80	80.00%	Construcciones y Depuraciones, S.A.		(1)	-
UTE Teatinos	Malaga(SP)	3.00	50.00%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	-
UTE Tenés	Argelia (AR)	6.00	100.00%	Abeinsa Infraestructuras Medio Ambiente, S.A /Construcciones y Depuraciones, S.A.		(1)	B
Ute Tenes O&M	Argelia (AR)	6.00	100.00%	Abeinsa Infraestructuras Medio Ambiente, S.A./ Abengoa Water S.L.	(*)	(4)	-
UTE Valdeinfierno	Murcia(SP)	2.00	60.00%	Abeinsa Infraestructuras Medio Ambiente, S.A /Construcciones y Depuraciones, S.A.		(1)	-
UTE Valdelentisco	Murcia(SP)	4.80	80.00%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	-
UTE Vall Baixa	Cataluña(SP)	6.00	50.00%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	-
UTE Vilagarcia	Pontevedra(SP)	3.00	50.00%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	-
UTE Villanueva	Seville (SP)	3.00	50.00%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	-
UTE Xerta-Xenia	Cataluña(SP)	3.00	50.00%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	-
Utrera	Seville (SP)	3.01	50.00%	Abengoa Water S.L.		(4)	-
Winterra.-Inaben.Atraque Puerto de Vigo	Compostela(SP)	-	20.00%	Instalaciones Inabensa, S.A.		(1)	-
Winterra-Inabensa Monterroso	Compostela(SP)	6.00	30.00%	Instalaciones Inabensa, S.A.		(1)	-
Winterra-Inabensa Sarria	Compostela(SP)	2.00	30.00%	Instalaciones Inabensa, S.A.		(1)	-
Zonas Deportivas La Nucia	Alicante(SP)	4.00	45.00%	Instalaciones Inabensa, S.A.		(1)	-

(*) Companies incorporated or acquired and consolidated for the first time in the year.

(1) Operating segment activities area: Engineering and Construction.
(2) Operating segment activities area: Transmission.
(3) Operating segment activities area: Solar.
(4) Operating segment activities area: Water.
(5) Operating segment activities areae: Cogeneration.
(6) Operating segment activities area: Bioenergy.

A Audited by PricewaterhouseCoopers Auditores.
B Audited by Deloitte.
C Audited by others auditors.

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Company name	Registered Address	Activity (*)	Comments
Abengoa Bioenergia Agroindustria, Ltda.	Sao Paulo (BR)	(3)	Operational
Abengoa Bioenergy Biomass of Kansas, LLC.	Kansas (US)	(3)	Operational
Abengoa Cogeraçao de Energia II, S.A.	R. de Janeiro (BR)	(9)	Construction Phase
Abengoa Cogeneración Tabasco, S. de R.L. de C.V.	Mexico D.F. (MX)	(3)	Operational
Abengoa Solar Chile, S.A.	Santiago de Chile (CL)	(6)	Construction Phase
Abengoa Solar Italia, S.R.L.	Roma (IT)	(5)	Construction Phase
Abengoa Transmisión Norte, S.A.	Lima (PE)	(9)	Operational
Abengoa Transmisión Sur, S.A.	Lima (PE)	(9)	Operational
Abent (3)T, S.A.P.I. de C.V.	Mexico D.F. (MX)	(3)	Construction Phase
ACC 4T, S.A.P.I. de C.V.	Mexico D.F. (MX)	(3)	Construction Phase
Aprovechamientos Energéticos Furesa, S.A.	Murcia(SP)	(2)	Operational
Arao Enerxías Eólica, S.L.	A Coruña(SP)	(2)	Construction Phase
Arizona Solar One, LLC	Colorado (US)	(6)	Operational
ASI Operations LLC	Delaware (US)	(6)	Operational
ATE VI Campos Novos Transmissora de Energia ,S.A	R. de Janeiro (BR)	(9)	Operational
ATE VII- Foz do Iguacú Transmissora de Energia, S.A.	R. de Janeiro (BR)	(9)	Operational
ATE VIII Transmissora de Energia, S.A.	R. de Janeiro (BR)	(9)	Construction Phase
ATE XI, Manaus Transmissora de Energia	R. de Janeiro (BR)	(9)	Operational
ATE XIII, Norte Brasil Transmissora de Energia S.A	R. de Janeiro (BR)	(9)	Operational
ATE XVI Transmissora de Energia S.A.	R. de Janeiro (BR)	(9)	Construction Phase
ATE XVII Transmissora de Energia S.A.	R. de Janeiro (BR)	(9)	Construction Phase
ATE XVIII Transmissora de Energia S.A.	R. de Janeiro (BR)	(9)	Construction Phase
ATE XIX Transmissora de Energia S.A.	R. de Janeiro (BR)	(9)	Construction Phase
ATE XX Transmissora de Energia S.A.	R. de Janeiro (BR)	(9)	Construction Phase
ATE XXI Transmissora de Energia S.A.	R. de Janeiro (BR)	(9)	Construction Phase
ATE XXII Transmissora de Energia S.A.	R. de Janeiro (BR)	(9)	Construction Phase
ATE XXIII Transmissora de Energia S.A.	R. de Janeiro (BR)	(9)	Construction Phase
ATE XXIV Transmissora de Energia, S.A.	Rio de Janeiro (BR)	(9)	Construction Phase
ATE XXVI Transmissora de Energia S.A.	Rio de Janeiro (BR)	(9)	Construction Phase
ATE XXVII Transmissora de Energia, S.A.	Rio de Janeiro (BR)	(9)	Construction Phase
ATN (1), S.A.	Lima (PE)	(9)	Operational
ATN (2), S.A.	Lima (PE)	(9)	Construction Phase
ATN (3), S.A.	Lima (PE)	(9)	Construction Phase
Biocarburantes de Castilla y León, S.A.	Salamanca(SP)	(3)	Operational
Bioetanol Galicia, S.A.	A Coruña(SP)	(3)	Operational
Cadonal, S.A.	Montevideo (UY)	(2)	Operational
Captasol Fotovoltaica (1), S.L.	Sevilla (SP)	(5)	Operational
Captasol Fotovoltaica (2), S.L.	Sevilla (SP)	(5)	Operational
Captasol Fotovoltaica (3), S.L.	Sevilla (SP)	(5)	Operational
Captasol Fotovoltaica 4, S.L.	Sevilla (SP)	(5)	Operational
Captasol Fotovoltaica 5, S.L.	Sevilla (SP)	(5)	Operational
Captasol Fotovoltaica (6), S.L.	Sevilla (SP)	(5)	Operational
Captasol Fotovoltaica (7), S.L.	Sevilla (SP)	(5)	Operational
Captasol Fotovoltaica 8, S.L.	Sevilla (SP)	(5)	Operational
Captasol Fotovoltaica (9), S.L.	Sevilla (SP)	(5)	Operational
Captasol Fotovoltaica (1)0, S.L.	Sevilla (SP)	(5)	Operational
Captasol Fotovoltaica (1)(1), S.L.	Sevilla (SP)	(5)	Operational
Captasol Fotovoltaica (1)(2), S.L.	Sevilla (SP)	(5)	Operational
Captasol Fotovoltaica (1)(3), S.L.	Sevilla (SP)	(5)	Operational
Captasol Fotovoltaica (1)4, S.L.	Sevilla (SP)	(5)	Operational
Captasol Fotovoltaica (1)5, S.L.	Sevilla (SP)	(5)	Operational
Captasol Fotovoltaica (1)(6), S.L.	Sevilla (SP)	(5)	Operational
Captasol Fotovoltaica (1)(7), S.L.	Sevilla (SP)	(5)	Operational
Captasol Fotovoltaica (1)8, S.L.	Sevilla (SP)	(5)	Operational
Captasol Fotovoltaica (1)(9), S.L.	Sevilla (SP)	(5)	Operational
Captasol Fotovoltaica (2)0, S.L.	Sevilla (SP)	(5)	Operational
Captasol Fotovoltaica (2)(1), S.L.	Sevilla (SP)	(5)	Operational
Captasol Fotovoltaica (2)(2), S.L.	Sevilla (SP)	(5)	Operational
Captasol Fotovoltaica (2)(3), S.L.	Sevilla (SP)	(5)	Operational
Captasol Fotovoltaica (2)4, S.L.	Sevilla (SP)	(5)	Operational
Captasol Fotovoltaica (2)5, S.L.	Sevilla (SP)	(5)	Operational
Captasol Fotovoltaica (2)(6), S.L.	Sevilla (SP)	(5)	Operational
Captasol Fotovoltaica (2)(7), S.L.	Sevilla (SP)	(5)	Operational
Captasol Fotovoltaica (2)8, S.L.	Sevilla (SP)	(5)	Operational
Captasol Fotovoltaica (2)(9), S.L.	Sevilla (SP)	(5)	Operational
Captasol Fotovoltaica (3)0, S.L.	Sevilla (SP)	(5)	Operational
Captasol Fotovoltaica (3)(1), S.L.	Sevilla (SP)	(5)	Operational
Captasol Fotovoltaica (3)(2), S.L.	Sevilla (SP)	(5)	Operational
Captasol Fotovoltaica (3)(3), S.L.	Sevilla (SP)	(5)	Operational
Captasol Fotovoltaica (3)4, S.L.	Sevilla (SP)	(5)	Operational
Captasol Fotovoltaica (3)5, S.L.	Sevilla (SP)	(5)	Operational
Captasol Fotovoltaica (3)(6), S.L.	Sevilla (SP)	(5)	Operational
Captasol Fotovoltaica (3)(7), S.L.	Sevilla (SP)	(5)	Operational
Captasol Fotovoltaica (3)8, S.L.	Sevilla (SP)	(5)	Operational
Captasol Fotovoltaica 5(2) S.L.	Sevilla (SP)	(5)	Construction Phase
Cogeneración Motril, S.A.	Sevilla (SP)	(1)	Operational
Cogeneración Villaricos, S.A.	Sevilla (SP)	(1)	Operational
Copero Solar Huerta Uno, S.A.	Sevilla (SP)	(5)	Operational
Copero Solar Huerta Dos, S.A.	Sevilla (SP)	(5)	Operational

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Company name	Registered Address	Activity (*)	Comments
Copero Solar Huerta Tres, S.A	Sevilla (SP)	(5)	Operational
Copero Solar Huerta Cuatro, S.A.	Sevilla (SP)	(5)	Operational
Copero Solar Huerta Cinco, S.A.	Sevilla (SP)	(5)	Operational
Copero Solar Huerta Seis, S.A.	Sevilla (SP)	(5)	Operational
Copero Solar Huerta Siete, S.A.	Sevilla (SP)	(5)	Operational
Copero Solar Huerta Ocho, S.A.	Sevilla (SP)	(5)	Operational
Copero Solar Huerta Nueve, S.A.	Sevilla (SP)	(5)	Operational
Copero Solar Huerta Diez, S.A.	Sevilla (SP)	(5)	Operational
CSP Atacama Dos, S.A	Santiago de Chile (CL)	(6)	Construction Phase
Cycon Solar, LTD	Nicosia (CY)	(6)	Construction Phase
Ecocarburantes Españoles , S.A.	Murcia (SP)	(3)	Operational
Enernova Ayamonte S.A.	Huelva (SP)	(3)	Operational
Fotovoltaica Solar Sevilla, S.A.	Sevilla (SP)	(5)	Operational
Helioenergy Electricidad Uno, S.A.	Sevilla (SP)	(6)	Operational
Helioenergy Electricidad Dos, S.A.	Sevilla (SP)	(6)	Operational
Helioenergy Electricidad Tres, S.A.	Sevilla (SP)	(6)	Construction Phase
Helioenergy Electricidad Cuatro, S.A.	Sevilla (SP)	(6)	Construction Phase
Helioenergy Electricidad Cinco, S.A.	Sevilla (SP)	(6)	Construction Phase
Helioenergy Electricidad Once, S.A.	Sevilla (SP)	(6)	Construction Phase
Helioenergy Electricidad Trece, S.A.	Sevilla (SP)	(6)	Construction Phase
Helioenergy Electricidad Veintiuno, S.A	Sevilla (SP)	(6)	Construction Phase
Helioenergy Electricidad Veintidos, S.A	Sevilla (SP)	(6)	Construction Phase
Helioenergy Electricidad Veintitres, S.A	Sevilla (SP)	(6)	Construction Phase
Helioenergy Electricidad Veinticuatro, S.A	Sevilla (SP)	(6)	Construction Phase
Helios I Hyperion Energy Investments, S.L.	Sevilla (SP)	(6)	Operational
Helios II Hyperion Energy Investments, S.L.	Madrid (SP)	(6)	Operational
Inabensa Fotovoltaica, S.L.	Sevilla (SP)	(5)	Construction Phase
Iniciativas Hidroeléctricas de Aragón y Cataluña, S.L.	Huesca (SP)	(7)	Operational
Iniciativas Hidroeléctricas, S.A.	Sevilla (SP)	(7)	Operational
Insolation Sic (6), S.R.L	Roma (IT)	(5)	Construction Phase
Insolation Sic (9), S.R.L	Roma (IT)	(5)	Construction Phase
Insolation (1)(7), S.R.L	Roma (IT)	(5)	Construction Phase
Insolation (1)8, S.R.L	Roma (IT)	(5)	Construction Phase
Instalaciones Fotovoltaicas Torrecuéllar, (1) S.L.	Sevilla (SP)	(5)	Construction Phase
Instalaciones Fotovoltaicas Torrecuéllar, (2) S.L.	Sevilla (SP)	(5)	Construction Phase
Instalaciones Fotovoltaicas Torrecuéllar, (3) S.L.	Sevilla (SP)	(5)	Construction Phase
Kaxu Solar One (Pty) Ltd.	Gauteng (ZA)	(6)	Construction Phase
Khi Solar One (Pty) Ltd.	Gauteng (ZA)	(6)	Construction Phase
Linares Fotovoltaica, S.L.	Sevilla (SP)	(5)	Operational

Company name	Registered Address	Activity (*)	Comments
Linha Verde Transmisora de Energia, S.A	Brasilia (BR)	(9)	Construction Phase
Londrina Transmissora De Energia, S.A.	R. de Janeiro (BR)	(9)	Operational
Marismas PV A(1), S.L.	Seville (SP)	(5)	Operational
Marismas PV A(2), S.L.	Seville (SP)	(5)	Operational
Marismas PV A(3), S.L.	Seville (SP)	(5)	Operational
Marismas PV A4, S.L.	Seville (SP)	(5)	Operational
Marismas PV A5, S.L.	Seville (SP)	(5)	Operational
Marismas PV A(6), S.L.	Seville (SP)	(5)	Operational
Marismas PV A(7), S.L.	Seville (SP)	(5)	Operational
Marismas PV A8, S.L.	Seville (SP)	(5)	Operational
Marismas PV A(9), S.L.	Seville (SP)	(5)	Operational
Marismas PV A(1)0, S.L.	Seville (SP)	(5)	Operational
Marismas PV A(1)(1), S.L.	Seville (SP)	(5)	Operational
Marismas PV A(1)(2), S.L.	Seville (SP)	(5)	Operational
Marismas PV A(1)(3), S.L.	Seville (SP)	(5)	Operational
Marismas PV A(1)4, S.L.	Seville (SP)	(5)	Operational
Marismas PV A(1)5, S.L.	Seville (SP)	(5)	Operational
Marismas PV A(1)(6), S.L.	Seville (SP)	(5)	Operational
Marismas PV A(1)(7), S.L.	Seville (SP)	(5)	Operational
Marismas PV A(1)8, S.L.	Seville (SP)	(5)	Operational
Marismas PV B(1), S.L.	Seville (SP)	(5)	Operational
Marismas PV B(2), S.L.	Seville (SP)	(5)	Operational
Marismas PV B(3), S.L.	Seville (SP)	(5)	Operational
Marismas PV B4, S.L.	Seville (SP)	(5)	Operational
Marismas PV B5, S.L.	Seville (SP)	(5)	Operational
Marismas PV B(6), S.L.	Seville (SP)	(5)	Operational
Marismas PV B(7), S.L.	Seville (SP)	(5)	Operational
Marismas PV B8, S.L.	Seville (SP)	(5)	Operational
Marismas PV B(9), S.L.	Seville (SP)	(5)	Operational
Marismas PV B(1)0, S.L.	Seville (SP)	(5)	Operational
Marismas PV B(1)(1), S.L.	Seville (SP)	(5)	Operational
Marismas PV B(1)(2), S.L.	Seville (SP)	(5)	Operational
Marismas PV B(1)(3), S.L.	Seville (SP)	(5)	Operational
Marismas PV B(1)4, S.L.	Seville (SP)	(5)	Operational
Marismas PV B(1)5, S.L.	Seville (SP)	(5)	Operational
Marismas PV B(1)(6), S.L.	Seville (SP)	(5)	Operational
Marismas PV B(1)(7), S.L.	Seville (SP)	(5)	Operational
Marismas PV B(1)8, S.L.	Seville (SP)	(5)	Operational
Marismas PV C(1), S.L.	Seville (SP)	(5)	Operational
Marismas PV C(2), S.L.	Seville (SP)	(5)	Operational

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Company name	Registered Address	Activity (*)	Comments
Marismas PV C(3), S.L.	Seville (SP)	(5)	Operational
Marismas PV C4, S.L.	Seville (SP)	(5)	Operational
Marismas PV C5, S.L.	Seville (SP)	(5)	Operational
Marismas PV C(6), S.L.	Seville (SP)	(5)	Operational
Marismas PV C(7), S.L.	Seville (SP)	(5)	Operational
Marismas PV C8, S.L.	Seville (SP)	(5)	Operational
Marismas PV C(9), S.L.	Seville (SP)	(5)	Operational
Marismas PV C(1)0, S.L.	Seville (SP)	(5)	Operational
Marismas PV C(1)(1), S.L.	Seville (SP)	(5)	Operational
Marismas PV C(1)(2), S.L.	Seville (SP)	(5)	Operational
Marismas PV C(1)(3), S.L.	Seville (SP)	(5)	Operational
Marismas PV C(1)4, S.L.	Seville (SP)	(5)	Operational
Marismas PV C(1)5, S.L.	Seville (SP)	(5)	Operational
Marismas PV C(1)(6), S.L.	Seville (SP)	(5)	Operational
Marismas PV C(1)(7), S.L.	Seville (SP)	(5)	Operational
Marismas PV C(1)8, S.L.	Seville (SP)	(5)	Operational
Marismas PV E(1), S.L.	Seville (SP)	(5)	Operational
Marismas PV E(2), S.L.	Seville (SP)	(5)	Operational
Marismas PV E(3), S.L.	Seville (SP)	(5)	Operational
Marudhara Akshay Urja Private Limited	Maharashtra (IN)	(6)	Construction phase
Marusthal Green Power Private Limited	Maharashtra (IN)	(6)	Construction phase
Mojave Solar LLC	Colorado (US)	(6)	Operational
Negev Energy - Ashalim Thermo-Solar, Ltd.	Tel Aviv (IL)	(6)	Construction phase
Norventus Atlántico, S.L.	A Coruña (SP)	(2)	Construction phase
Palmatir, S.A.	Montevideo (UY)	(2)	Operational
Palmucho, S.A.	Santiago de Chile (CL)	(9)	Operational
Procesos Ecológicos Vilches, S.A.	Seville (SP)	(3)	Operational
Puerto Real Cogeneración, S.A.	Seville (SP)	(3)	Operational
PV Atacama Uno, S.A.	Santiago de Chile (CL)	(5)	Construction phase
PV Atacama Dos, S.A	Santiago de Chile (CL)	(5)	Construction phase
Rajasthan Photon Energy Pvt Ltd	Maharashtra (IN)	(6)	Construction phase
Sanlúcar Solar, S.A.	Seville (SP)	(6)	Operational
Sao Mateus Transmissora de Energia, Ltda.	R. de Janeiro (BR)	(9)	Operational
Shams Power Company PJSC	Abu-Dhabi (AE)	(6)	Operational
Solaben Electricidad Uno, S.A.	Cáceres (SP)	(6)	Construction phase
Solaben Electricidad Dos, S.A.	Cáceres (SP)	(6)	Operational
Solaben Electricidad Tres, S.A.	Cáceres (SP)	(6)	Operational
Solaben Electricidad Seis, S.A.	Badajoz (SP)	(6)	Construction phase
Solaben Electricidad Diez, S.A.	Cáceres (SP)	(6)	Construction phase
Solacor Electricidad Uno, S.A.	Seville (SP)	(6)	Operational
Solacor Electricidad Dos, S.A.	Seville (SP)	(6)	Operational
Solar de Receptores de Andalucía, S.A.	Seville (SP)	(5)	Operational
Solar Power Plant One	Argel (SP)	(5)	Operational
Solar Processes, S.A.	Seville (SP)	(6)	Operational
Solargate Electricidad Tres, S.A.	Seville (SP)	(6)	Construction phase
Solargate Electricidad Cuatro, S.A.	Seville (SP)	(6)	Construction phase
Solargate Electricidad Cinco, S.A.	Seville (SP)	(6)	Construction phase
Solnova Electricidad, S.A.	Seville (SP)	(6)	Operational
Solnova Electricidad Dos, S.A.	Seville (SP)	(6)	Construction phase
Solnova Electricidad Tres, S.A.	Seville (SP)	(6)	Operational
Solnova Electricidad Cuatro, S.A.	Seville (SP)	(6)	Operational
Solnova Electricidad Cinco, S.A.	Seville (SP)	(6)	Construction phase
Solnova Electricidad Seis, S.A.	Seville (SP)	(6)	Construction phase
Transmisora Baquedano, S.A.	Santiago de Chile (CL)	(9)	Operational
Transmisora Mejillones, S.A.	Santiago de Chile (CL)	(9)	Operational
Xina Solar One (Rf) (Pty), Ltd.	Gauteng (ZA)	(6)	Construction phase

(*) Electricity operations as described in Note 2.29 in accordance with the provisions of Law 54/1997

(1) Production under Special Regime: Cogeneration. Primary energy type: Fuel
(2) Production under Special Regime: Wind. Primary energy type: Wind
(3) Includes production under Special Regime: Cogeneration. Primary energy type: Natural gas
(4) Production under Special Regime: Cogeneration. Primary energy type: Natural gas
(5) Production under Special Regime: Solar Photovoltaic. Primary energy type: Solar light
(6) Production under Special Regime: Solar Termosolar. Primary energy type: Solar light
(7)Production under Special Regime: Hydraulic. Primary energy type: Water
(8) Production under Special Regime: Other. Primary energy type: Industrial waste (used oils)
(9) Transport.
(10) Electricity production: Based on hydrogen. Primary type of energy: Hydrogen

ABENGOA Consolidated financial statements
Page 167
Annual Report 2015

Annex XVI – Companies taxed under the Special Regime for Company Groups at 12.31.14

Abengoa Tax Group Number 02/97		
Company Name	Tax Address	Shareholding
Abengoa S.A.	Seville (SP)	Sociedad Dominante
A3T Holdco España, S.A	Seville (SP)	Abener Energía, S.A./ Negocios Industriales y Comerciales, S.A. (Nicsa)
Abeima Agua Internacional, S.L.	Seville (SP)	Abeinsa Infraestructuras Medio Ambiente/Construcciones y Depuraciones, S.A.(Codesa)
Abeinsa Asset Management, S.L.	Seville (SP)	Abener Energía, S.A./Negocios Industriales y Comerciales, S.A.
Abeinsa Business Development, S.A.	Seville (SP)	Abeinsa Ingeniería y Construcción Industrial, S.A./ Negocios Industriales y Comerciales, S.A.
Abeinsa Engineering, S.L.	Seville (SP)	Abener Energía, S.A.
Abeinsa EPC, S.A.	Seville (SP)	Abeinsa Ingeniería y Construcción Industrial S.A./Teyma Gest. Ctos. de Const. e Ing., S.A.
Abeinsa Infraestructuras Medio Ambiente, S.A.	Seville (SP)	Abeinsa, Ingeniería y Construcción Industrial, S.L./Negocios Industriales y Comerciales, S.A
Abeinsa Inversiones Latam, S.L.	Seville (SP)	Asa Iberoamérica, S.L./Abeinsa Ingeniería y Construcción Industrial, S.A.
Abeinsa Operation and Maintenance, S.A.	Seville (SP)	Abeinsa Ing. y Const. Industrial, S.A./Negocios Industriales y de Construcción, S.A.
Abeinsa, Ingeniería y Construcción Industrial, S.A.	Seville (SP)	Abengoa, S.A./Siema
Abencor Suministros S.A.	Seville (SP)	Negocios Industriales y Comerciales, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.
Abener Argelia, S.L.	Seville (SP)	Abener Energía, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.
Abener Energía, S.A.	Seville (SP)	Abeinsa, Ing. y Const., S.A./Abeinsa Business Development, S.A./Negocios Ind. y Com., S.A.
Abengoa Bioenergía Biodiesel, S.A.	Seville (SP)	Abengoa Bioenergía Inversiones, S.A./Ecoagrícola, S.A.
Abengoa Bioenergía Inversiones, S.A.	Seville (SP)	Abengoa Bioenergía, S.A./Abengoa Bioenergía Nuevas Tecnologías, S.A.
Abengoa Bioenergía Nuevas Tecnologías, S.A.	Seville (SP)	Abengoa Bioenergía, S.L./Instalaciones Inabensa, S.A.
Abengoa Bioenergía San Roque, S.A.	Cádiz (SP)	Abengoa Bioenergía Inversiones, S.A./Ecoagrícola, S.A.
Abengoa Bioenergía, S.A.	Seville (SP)	Abengoa, S.A./Sociedad Inversora Energía y Medio Ambiente, S.A.
Abengoa Biotechnology Research, S.A.	Seville (SP)	Abengoa Bioenergía Nuevas Tecnologías, S.A./Abengoa Research, S.A.
Abengoa Concessions, S.L.	Seville (SP)	Abengoa, S.A./Siema
Abengoa Energy Crops, S.A.	Seville (SP)	Abengoa, S.A./ Sociedad Inversora en Energía y Medioambiente, S.A. (Siema)
Abengoa Finance, S.A.	Seville (SP)	Abengoa, S.A.
Abengoa Greenbridge, S.A.U.	Seville (SP)	Abengoa, S.A.
Abengoa Greenfield S.A.U.	Seville (SP)	Abengoa, S.A.
Abengoa Hidrógeno, S.A.	Seville (SP)	Abeinsa Ingeniería y Construcción Industrial, S.A./ Instalaciones Inabensa, S.A.
Abengoa Research, S.L.	Seville (SP)	Abeinsa, Ingeniería y Construcción Industrial, S.A./Instalaciones Inabensa, S.A.
Abengoa SeaPower, S.A.	Seville (SP)	Abeinsa Ingeniería y Construcción Industrial, S.A./Instalaciones Inabensa, S.A.
Abengoa Solar España, S.A.	Seville (SP)	Abengoa Solar, S.A./Abengoa Solar New Technologies, S.A.
Abengoa Solar Extremadura, S.A.	Cáceres(SP)	Abengoa Solar España, S.A./Abengoa Solar New Technologies, S.A.
Abengoa Solar Internacional, S.A.	Seville (SP)	Abengoa Solar, S.A./ Abengoa Solar España, S.A.
Abengoa Solar New Technologies, S.A.	Seville (SP)	Abengoa Solar, S.A./ Abengoa Solar España, S.A.
Abengoa Solar Power, S.A.	Seville (SP)	Abengoa Solar, S.A./Abengoa Solar España, S.A.
Abengoa Solar Research, S.A.	Seville (SP)	Abengoa Solar New Technologies, S.A./ Abengoa Research, S.L.
Abengoa Solar Ventures S.A	Seville (SP)	Abengoa Solar, S.A./ Abengoa Solar España, S.A.
Abengoa Solar, S.A.	Seville (SP)	Abengoa, S.A./Abengoa Solar España, S.A.
Abengoa Water Agadir, S.L.U.	Seville (SP)	Abengoa Water, S.L.
Abengoa Water Dalian, S.L.U.	Seville (SP)	Abengoa Water, S.L.
Abengoa Water Internacional, S.L.U.	Seville (SP)	Abengoa Water, S.L.

Abengoa Tax Group Number 02/97		
Company Name	Tax Address	Shareholding
Abengoa Water Nungua, S.L.U.	Seville (SP)	Abengoa Water, S.L.U.
Abengoa Water Taiwan, S.L.U.	Seville (SP)	Abengoa Water, S.L.
Abengoa Water, S.L.	Seville (SP)	Abengoa, S.A./ Sociedad Inversora en Energía y Medioambiente, S.A. (Siema)
Abentel Telecomunicaciones, S.A.	Seville (SP)	Abener Energía, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.
Aleduca, S.L	Madrid(SP)	Abengoa Solar España, S.A./Abengoa Solar, S.A.
Aprovechamientos Energéticos Furesa, S.A.	Murcia(SP)	Abeinsa Asset Management, S.L.
Asa Iberoamérica, S.L.	Seville (SP)	Soc. Inv. Energía y Medio Ambiente, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.
Aznalcóllar Solar, S.A.	Seville (SP)	Abengoa Solar España, S.A./Abengoa Solar, S.A.
Abengoa Water Takoradi, S.L.U.	Seville (SP)	Abengoa Water, S.L.
Befesa Agua Tenes S.L.	Seville (SP)	Abengoa Water S.L.
Befesa CTA Qingdao, S.L.U	Madrid(SP)	Abengoa Water, S.L.
Biocarburantes de Castilla y León, S.A.	Salamanca(SP)	Abengoa Bioenergía Inversiones, S.A./Ecoagrícola, S.A.
Bioetanol Galicia, S.A.	A Coruña(SP)	Abengoa Bioenergía Inversiones, S.A./Ecoagrícola, S.A.
Captación Solar, S.A.	Seville (SP)	Abeinsa Asset Management, S.L./Abener Energía, S.A.
Captasol Fotovoltaica 1, S.L.	Seville (SP)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 2, S.L.	Seville (SP)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 3, S.L.	Seville (SP)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 4, S.L.	Seville (SP)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 5, S.L.	Seville (SP)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 6, S.L.	Seville (SP)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 7, S.L.	Seville (SP)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 8, S.L.	Seville (SP)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 9, S.L.	Seville (SP)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 10, S.L.	Seville (SP)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 11, S.L.	Seville (SP)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 12, S.L.	Seville (SP)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 13, S.L.	Seville (SP)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 14, S.L.	Seville (SP)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 15, S.L.	Seville (SP)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 16, S.L.	Seville (SP)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 17, S.L.	Seville (SP)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 18, S.L.	Seville (SP)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 19, S.L.	Seville (SP)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 20, S.L.	Seville (SP)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 21, S.L.	Seville (SP)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 22, S.L.	Seville (SP)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 23, S.L.	Seville (SP)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 24, S.L.	Seville (SP)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 25, S.L.	Seville (SP)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 26, S.L.	Seville (SP)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.

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Annex XVI – Companies taxed under the Special Regime for Company Groups at 12.31.14

Abengoa Tax Group Number 02/97		
Company Name	Tax Address	Shareholding
Captasol Fotovoltaica 27, S.L.	Seville (SP)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 28, S.L.	Seville (SP)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 29, S.L.	Seville (SP)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 30, S.L.	Seville (SP)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 31, S.L.	Seville (SP)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 32, S.L.	Seville (SP)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 33, S.L.	Seville (SP)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 34, S.L.	Seville (SP)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 35, S.L.	Seville (SP)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 36, S.L.	Seville (SP)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 37, S.L.	Seville (SP)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 38, S.L.	Seville (SP)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 40, S.L.	Seville (SP)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 52 S.L.	Seville (SP)	Abengoa Solar, S.A./ Abengoa Solar España, S.A.
Captasol Fotovoltaica 58, S.L.	Seville (SP)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 72, S.L.	Seville (SP)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 73, S.L.	Seville (SP)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 77, S.L.	Seville (SP)	Abengoa Solar España, S.A.
Casaquemada Fotovoltaica, S.L.	Seville (SP)	Abengoa Solar España, S.A./Abengoa Solar, S.A.
Centro Industrial y Logístico Torrecuellar, S.A.	Seville (SP)	Instalaciones Inabensa, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.
Centro Tecnológico Palmas Altas, S.A.	Seville (SP)	Abengoa, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.
Cogeneración Villaricos, S.A.	Seville (SP)	Abeinsa Asset Management, S.L.
Construcciones y Depuraciones, S.A.	Seville (SP)	Abeinsa Infraestructuras Medio Ambiente, S.A.
Ecoagrícola, S.A.	Murcia(SP)	Abengoa Bioenergía Inversiones, S.A./Ecocarburantes, S.A.
Ecocarburantes Españoles , S.A.	Murcia(SP)	Abengoa Bioenergía Inversiones, S.A.
Europea de Construcciones Metálicas, S.A. (Eucomsa)	Seville (SP)	Abeinsa Ingeniería y Construcción Industrial, S.A./Abengoa Solar, S.A.
Fotovoltaica Solar Sevilla, S.A.	Seville (SP)	Abengoa Solar España, S.A.
Gestión Integral de Recursos Humanos, S.A.	Seville (SP)	Siema Technologies, S.L
Helioenergy Electricidad Tres, S.A.	Seville (SP)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Helioenergy Electricidad Cuatro, S.A.	Seville (SP)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Helioenergy Electricidad Cinco, S.A.	Seville (SP)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Helioenergy Electricidad Once, S.A.	Seville (SP)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Helioenergy Electricidad Trece, S.A.	Seville (SP)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Helioenergy Electricidad Veintiuno, S.A	Seville (SP)	Abengoa Solar España, S.A. /Abengoa Solar New Technologies, S.A.
Helioenergy Electricidad Veintidos, S.A	Seville (SP)	Abengoa Solar España, S.A. /Abengoa Solar New Technologies, S.A.
Helioenergy Electricidad Veintitres, S.A	Seville (SP)	Abengoa Solar España, S.A. /Abengoa Solar New Technologies, S.A.
Helioenergy Electricidad Veinticuatro, S.A	Seville (SP)	Abengoa Solar España, S.A. /Abengoa Solar New Technologies, S.A.
Helios I Hyperion Energy Investments, S.L.	Seville (SP)	Hypesol Energy Holding, S.L./Abengoa Solar New Technologies, S.A.
Helios II Hyperion Energy Investments, S.L.	Madrid(SP)	Hypesol Energy Holding, S.L./Abengoa Solar New Technologies, S.A.
Hypesol Energy Holding , S.L.	Seville (SP)	Abengoa Solar España, S.A./Abengoa Solar New Technologies S.A.

Abengoa Tax Group Number 02/97		
Company Name	Tax Address	Shareholding
Inabensa Fotovoltaica, S.L.	Seville (SP)	Instalaciones Inabensa, S.A./C.I.L. Torrecuéllar, S.A.
Iniciativas Hidroeléctricas de Aragón y Cataluña, S.L.	Huesca(SP)	Abeinsa Infraestructuras Medio Ambiente, S.A.
Instalaciones Fotovoltaicas Torrecuéllar, 1 S.L.	Seville (SP)	Inabensa Fotovoltaica, S.L./Instalaciones Inabensa, S.A.
Instalaciones Fotovoltaicas Torrecuéllar, 2 S.L.	Seville (SP)	Inabensa Fotovoltaica, S.L./Instalaciones Inabensa, S.A.
Instalaciones Fotovoltaicas Torrecuéllar, 3 S.L.	Seville (SP)	Inabensa Fotovoltaica, S.L./Instalaciones Inabensa, S.A.
Instalaciones Inabensa, S.A.	Seville (SP)	Nicsa/Abener Energía, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.
Japan PV Ventures, S.A.	Seville (SP)	Abengoa Solar, S.A /Abengoa Solar España, S.A.
Las Cabezas Fotovoltaica, S.L.	Seville (SP)	Abengoa Solar España, S.A./Abengoa Solar, S.A.
Las Cabezas Solar, S.L.	Seville (SP)	Aleduca, S.L.
Linares Fotovoltaica, S.L.	Seville (SP)	Abengoa Solar España, S.A./Abengoa Solar, S.A.
Logrosán Solar Inversiones Dos, S.L.	Seville (SP)	Abengoa Solar España S.A./Abengoa Solar S.A.
Marismas PV A1, S.L.	Seville (SP)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A2, S.L.	Seville (SP)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A3, S.L.	Seville (SP)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A4, S.L.	Seville (SP)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A5, S.L.	Seville (SP)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A6, S.L.	Seville (SP)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A7, S.L.	Seville (SP)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A8, S.L.	Seville (SP)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A9, S.L.	Seville (SP)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A10, S.L.	Seville (SP)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A11, S.L.	Seville (SP)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A12, S.L.	Seville (SP)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A13, S.L.	Seville (SP)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A14, S.L.	Seville (SP)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A15, S.L.	Seville (SP)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A16, S.L.	Seville (SP)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A17, S.L.	Seville (SP)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A18, S.L.	Seville (SP)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B1, S.L.	Seville (SP)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B2, S.L.	Seville (SP)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B3, S.L.	Seville (SP)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B4, S.L.	Seville (SP)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B5, S.L.	Seville (SP)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B6, S.L.	Seville (SP)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B7, S.L.	Seville (SP)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B8, S.L.	Seville (SP)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B9, S.L.	Seville (SP)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B10, S.L.	Seville (SP)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B11, S.L.	Seville (SP)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.

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Annex XVI – Companies taxed under the Special Regime for Company Groups at 12.31.14

Abengoa Tax Group Number 02/97		
Company Name	Tax Address	Shareholding
Marismas PV B12, S.L.	Seville (SP)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B13, S.L.	Seville (SP)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B14, S.L.	Seville (SP)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B15, S.L.	Seville (SP)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B16, S.L.	Seville (SP)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B17, S.L.	Seville (SP)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B18, S.L.	Seville (SP)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C1, S.L.	Seville (SP)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C2, S.L.	Seville (SP)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C3, S.L.	Seville (SP)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C4, S.L.	Seville (SP)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C5, S.L.	Seville (SP)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C6, S.L.	Seville (SP)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C7, S.L.	Seville (SP)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C8, S.L.	Seville (SP)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C9, S.L.	Seville (SP)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C10, S.L.	Seville (SP)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C11, S.L.	Seville (SP)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C12, S.L.	Seville (SP)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C13, S.L.	Seville (SP)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C14, S.L.	Seville (SP)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C15, S.L.	Seville (SP)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C16, S.L.	Seville (SP)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C17, S.L.	Seville (SP)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C18, S.L.	Seville (SP)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV E1, S.L.	Seville (SP)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV E2, S.L.	Seville (SP)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV E3, S.L.	Seville (SP)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
NEA Solar O&M, S.A.	Seville (SP)	Abengoa Solar, S.A /Abengoa Solar España, S.A.
NEA Solar Power, S.A.	Seville (SP)	Abengoa Solar, S.A /Abengoa Solar España, S.A.
Negocios Industriales y Comerciales, S.A. (Nicsa)	Madrid (SP)	Abencor, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.
Omega Sudamérica, S.L	Seville (SP)	Instalaciones Inabensa, S.A./ASA Iberoamérica S.A.
Power & Railway Solutions, S.L.	Seville (SP)	Instalaciones Inabensa, S.A.
Puerto Real Cogeneración, S.A.	Seville (SP)	Abeinsa Asset Management, S.L.
Siema Investment, S.L.U.	Madrid (SP)	Siema Technologies, S.L
Siema Technologies, S.L.	Madrid (SP)	Abengoa, S.A./Siema AG
Simosa I.T., S.A	Seville (SP)	Abengoa, S.A./Simosa, S.A.
Servicios Integrales de Mantenimiento y Operación, S.A. (Simosa)	Seville (SP)	Negocios Industriales y Comerciales, S.A./Abengoa, S.A.
Sociedad Inversora en Energía y Medioambiente, S.A. (Siema)	Seville (SP)	Abengoa, S.A./Negocios Industriales y Comerciales, S.A.
Sociedad Inversora Líneas de Brasil, S.L. (ETVE)	Seville (SP)	Asa Iberoamérica, S.L.

Abengoa Tax Group Number 02/97		
Company Name	Tax Address	Shareholding
Sol3G	Barcelona (SP)	Abengoa Solar, S.A.
Solaben Electricidad Ocho, S.A.	Cáceres (SP)	Abengoa Solar España, S.A/Abengoa Solar New Technologies,S.A.
Solaben Electricidad Diez, S.A.	Cáceres (SP)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solaben Electricidad Doce, S.A.	Badajoz (SP)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solaben Electricidad Quince, S.A	Badajoz (SP)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solar de Receptores de Andalucía, S.A.	Seville (SP)	Abengoa Yield Plc./ Abengoa Concessions Infrastructure, S.L.
Solargate Electricidad Tres, S.A.	Seville (SP)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solargate Electricidad Cuatro, S.A.	Seville (SP)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solargate Electricidad Cinco, S.A.	Seville (SP)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solnova Electricidad, S.A.	Seville (SP)	Solnova Solar Inversiones, S.A./Instalaciones Inabensa, S.A.
Solnova Electricidad Dos, S.A.	Seville (SP)	Abengoa Solar España, S.A./Abengoa Solar, S.A.
Solnova Electricidad Tres, S.A.	Seville (SP)	Solnova Solar Inversiones, S.A./Instalaciones Inabensa, S.A.
Solnova Electricidad Cuatro, S.A.	Seville (SP)	Solnova Solar Inversiones, S.A /Instalaciones Inabensa, S.A.
Solnova Electricidad Cinco, S.A.	Seville (SP)	Abengoa Solar España, S.A./Abengoa Solar, S.A.
Solnova Electricidad Seis, S.A.	Seville (SP)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solnova Solar Inversiones, S.A	Seville (SP)	Abengoa Solar España, S.A./ Abengoa Solar New Technologies, S.A.
Solúcar Andalucía FV2, S.A	Seville (SP)	Abengoa Solar España, S.A./ Abengoa Solar New Technologies, S.A.
South Africa PV Investments, S.L.	Seville (SP)	Abengoa Solar Internacional, S.A./Abengoa Solar Ventures, S.A
South Africa Solar Investments, S.L.	Seville (SP)	Abengoa Solar Internacional, S.A./ Abengoa Solar, S.A.
South Africa Solar Ventures, S.L.	Seville (SP)	Abengoa Solar Internacional, S.A./Abengoa Solar Ventures, S.A
Teyma, Gestión de Contratos de Construcción e Ingeniería, S.A.	Seville (SP)	Abeinsa Ingeniería y Construcción Industrial, S.A.
Zero Emissions Technologies, S.A. (Zeroemissions)	Seville (SP)	Abeinsa Ingeniería y Construcción Industrial, S.A./Abengoa Hidrógeno, S.A.
Zeroemissions Carbon Trust, S.A	Seville (SP)	Zeroemissions Technologies, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.

ABENGOA Consolidated financial statements Page 170 Annex XVI – Companies taxed under the Special Regime for Company Groups at 12.31.14 Consolidated management report Annual Report 2015 03

ABENGOA Consolidated management report Page 171 › Concession-type infrastructures: groups together the company’s extensive portfolio of proprietary Consolidated Management December 31, 2015 1.-Entity's position 1.1. Organizational structure Report as of concession assets that generate revenues governed by long term sales agreements, such as take-or-pay contracts, tariff contracts or power purchase agreements. This activity includes the operation of electric (solar, cogeneration or wind) energy generation plants and transmission lines. These assets generate low demand risk and we focus on operating them as efficiently as possible. › Industrial production: covers Abengoa’s businesses with a high technological component, such as development of biofuels technology. The Company holds an important leadership position in these activities in the geographical markets in which it operates. Abengoa, S.A. is a technological parent company of a group of companies, which at the end of the year, 2015, included the following: Abengoa’s Chief Operating Decision Maker (‘CODM’) assesses the performance and assignment of resources according to the above identified segments. The CODM in Abengoa considers the revenues as a measure of the activity and the EBITDA (Earnings before interest, tax, depreciation and amortization) as measure of the performance of each segment. In order to assess performance of the business, the CODM receives reports of each reportable segment using revenues and EBITDA. Net interest expense evolution is assessed on a consolidated basis given that the majority of the corporate financing is incurred at the holding level and that most investments in assets are held at project companies which are financed through project debt. The depreciation, amortization and impairment charges are assessed on a consolidated basis in order to analyze the evolution of net income and to determine the dividend pay-out ratio. These charges are not taken into consideration by CODM for the allocation of resources because they are non-cash charges. › The holding parent company itself. › 577 subsidiaries. › 78 associates and 31 joint ventures; as well as certain companies of the Group being involved in 211 temporary joint ventures. Furthermore, the Group’s companies have shareholdings of less than 20% in other entities. Independent to the legal structure, Abengoa is managed as outlined below. Abengoa is an international company that applies innovative technology solutions for sustainability in the energy and environment sectors, generating electricity from renewable resources, converting biomass into biofuels and producing drinking water from sea water. Abengoa supplies engineering projects under the ‘turnkey’ contract modality and operates assets that generate renewable energy, produce biofuel, manage water resources, desalinate sea water and treat sewage. The process to allocate resources by the CODM takes place prior to the award of a new project. Prior to presenting a bid, the company must ensure that the project debt for the new project has been obtained. These efforts are taken on a project by project basis. Once the project has been awarded, its evolution is monitored at a lower level and the CODM receives periodic information (revenues and EBITDA) on each operating segment’s performance. Abengoa’s activities are focused on the energy and environmental sectors, and integrate operations throughout the value chain including R&D+i, project development, engineering and construction, and operations and maintenance of its own assets and for third parties. Abengoa’s business is organized into the following three activities: › Engineering and construction: includes our traditional engineering activities in the energy and water sectors, with more than 70 years of experience in the market. Abengoa is specialized in carrying out complex turn-key projects for thermo-solar plants, solar-gas hybrid plants, conventional generation plants, biofuels plants and water infrastructures, as well as large-scale desalination plants and transmission lines, among others. Annual Report 2015

ABENGOA Consolidated management report Page 172 Abengoa structure management technology and innovative technology businesses such as hydrogen energy or the management of energy crops. › Concession-type infrastructures; groups together the company’s proprietary concession assets that generate revenues governed by long term sales agreements, such as take-or-pay contracts or power purchase agreements. This activity includes the operating segment of Atlantica Yield (ABY), the operation of electric (solar, cogeneration or wind) energy generation plants, desalination plants and transmission lines. These assets generate low demand risk and we focus on operating them as efficiently as possible. The Concession-type infrastructures activity again comprises four operating segment: › Solar – Operation and maintenance of solar energy plants, mainly using thermo-solar technology. › Water – Operation and maintenance of facilities aimed at generating, transporting, treating and managing water, including desalination and water treatment and purification plants. › Transmission – Operation and maintenance of high-voltage transmission power line infrastructures. › Cogeneration and other – Operation and maintenance of conventional cogeneration electricity plants. › Industrial production; covers Abengoa’s businesses with a high technological component, such as development of biofuels technology. The company holds an important leadership position in these activities in the geographical markets in which it operates. 1.2. Operation a) Activities information This activity is comprised of one operating segment: › Biofuels – Production and development of biofuels, mainly bioethanol for transport, which uses cellulosic plant fiber cereals, sugar cane and oil seeds (soya, rape and palm) as raw materials. Abengoa’s activity is grouped under the following three activities which are in turn composed of six operating segments: ›Engineering and construction; includes our traditional engineering business in the energy and water sectors, with more than 70 years of experience in the market. Since the beginning of 2014, this activity comprises one operating segment Engineering and Construction. Abengoa specializes in carrying out complex turn-key projects for thermo-solar plants, solar-gas hybrid plants, conventional generation plants, biofuels plants and water infrastructures, as well as large-scale desalination plants and transmission lines, among others. In addition, this segment includes activities related to the development of thermo-solar technology, water Annual Report 2015

ABENGOA Consolidated management report Page 173 b) Competitive position the Year 2009" in the desalination sector thanks to the desalination plant in Accra (Ghana), in operation since February 2015, the water desalination project in Qingdao (China); and the desalination plant projects in Tenes, Honaine and Skikda in Algeria. These desalination plants have been developed using the latest advances in desalination technology based on reverse osmosis and the BOT model. Over the course of our 70-year history, we have developed a unique and integrated business model that applies our accumulated engineering expertise to promoting sustainable development solutions, including delivering new methods for generating power from the sun, developing biofuels, producing potable water from seawater, efficiently transporting electricity. A cornerstone of our business model has been investment in proprietary technologies, particularly in areas with relatively high barriers to entry. Thanks to it, we have a developed portfolio of businesses focused on EPC and concession project opportunities, many of which are based on customer contracts or long-term concession projects attractive and growing energy and environmental markets. The Company also continued during 2015 to enlarge the business in the construction and management of water facilities and sanitation infrastructures for municipal and industrial clients highlighting the new project in India which will allow the drinking water supply in Uttarakand, and It is building a desalination plant in Agadir (Morocco) and a desalination plant in Chile for the generation of energy in Angamos for the industrial sector. We have developed a leadership position in the energy sector in recent years, as highlighted by the following: Abengoa continues to expand its presence in the environment sector through these activities, producing, treating and regenerating water for a more sustainable world. › In 2015 the Company has been recognized for the ninth consecutive year by the prestigious magazine Engineering News-Record (ENR) as the leading ‘International contractor in transmission and distribution’ Moreover, the Company has been also recognized for the fifth consecutive year as international contractor leader in solar energy and reached the first position in the category of cogeneration and the third in wind energy. 2.-Evolution and business results 2.1. Financial position › In the field of solar power, Abengoa is an international leader for solar-thermal plants, with innovative projects such as Atacama-1, self-managed solar plant will supply clean, renewable energy 24 hours a day, seven days a week and the first solar-thermal plant in Latin America; or Khi Solar One in South Africa, which will be the first plant to use tower technology in Africa. a) Going concern According to International Accounting Standard 1, which states that an entity shall prepare its financial statements on a going concern basis unless management either intends to liquidate the entity or to cease the activity, or has no realistic alternative but to do so, these Consolidated Financial Statements have been prepared in accordance with this basis. However, during the second half of 2015 a series of events have occurred which have negatively impacted the liquidity and financial structure of the Company. The aforementioned events have been duly communicated to the market and are summarized below. › Additionally, Abengoa consolidates its position as leader in the operation and maintenance of solar plants with an installed capacity of 1,603 MW in commercial operation, both thermo-solar and photovoltaic plants, which place it as the company with the highest installed thermo-solar capacity. › Abengoa is a global leader in the biofuels industry, with 16 plants located in five countries of three continents. In Europe It is the leader In production with a capacity of 1,300 ML and is also one of the leading producers In the US (1,440 ML) and Brazil (255 ML).Additionally, the Company enjoy a global leadership position in the development of technology for the production of second-generation bioethanol on a commercial scale, applied to the plant located in Hugoton (US) in operation since 2014. Finally, Abengoa has a biodiesel production plant in Algeciras, with an installed capacity of 255 ML per year. On July 31, 2015, during the first half earnings call with investors, Abengoa announced a downward adjustment to their FY2015 forecast regarding Free Corporate Cash Flow from operations from the €1,300 million target to €600 – 800 million. This adjustment to our forecast was mainly attributable to higher capital expenditures than expected in highly profitable but cash intensive projects in Brazil, Chile and Mexico. In the field of water, Abengoa has also been recognized internationally as “Water Company of the Year 2015 at the Global Water Awards presented by Global Water Intelligence (GWI), besides being recognized on other occasions with awards such as "Company of the Year 2013" in the desalination sector, "Honorable mention of Water Company of the Year 2012" and "Company of Annual Report 2015

ABENGOA Consolidated management report Page 174 2. The reinforcement of the current asset disposal program in order to be able to raise, at least, approximately €1.2 billion by the end of 2016; Even though in accordance with the abovementioned forecasts the Company´s liquidity position was not going to be affected, the Board publicly announced on August 3, 2015 their intention to propose an Extraordinary General Shareholders´ Meeting to approve a capital increase of €650 million with preferential subscription rights for shareholders, an additional package of asset disposals and the implementation of a business model with lower investment requirements (capex), aimed at improving the liquidity position of Abengoa and reducing its dependence on leverage. 3. Adoption of capex limitations ; 4. Amendment of the Company’s dividend policy; 5. Reinforcement of corporate governance: From August 3, 2015 onward, increasing market uncertainty caused a descent in the market value of Abengoa’s listed equity and debt instruments, which both limited our access to debt and capital markets and, at the same time, contributed to a slowdown of the pace of approval or renewal, by financial institutions, of non-recourse factoring and confirming without recourse used by the Group for managing its working capital. All of this contributed to a descent in Abengoa’s liquidity position. On that date, Abengoa started a negotiation period with a group of financial entities aimed at reaching an agreement in order to secure the abovementioned capital increase. › Inversión Corporativa IC, S.A. committed itself to limit its direct and indirect aggregate voting rights to 40% once the capital increase was completed, regardless of the voting rights it would otherwise be entitled to based on its shareholding. › The Board of Directors would reflect this new voting rights structure by way of reducing the number of directors to 13 and the number of directors appointed by Inversión Corporativa IC, S.A. to 5, while there will continue to be 6 independent directors. On September 24, 2015, Abengoa announced both the agreement reached with the financial institutions and the approval of its Board of Directors of a set of strategic measures, which would be adapted during its execution, aimed at reducing corporate leverage, improving the liquidity position of Abengoa and strengthening its corporate governance, as well as the underwriting by financial entities of the capital increase. › Creation of an Investment Committee formed by a majority of independent Directors. 6. Several capital transactions were approved. Additionally, the Extraordinary General Shareholders’ meeting held on October 10, 2015, approved a set of measures including the aforementioned capital increase of €650 million aimed at improving the liquidity position of Abengoa and reducing corporate leverage. Regarding this agreement, a group of banks and two of the main shareholders committed to underwrite and/or subscribe the capital increase for an aggregate of €650 million, consisting of: On November 8, 2015, Abengoa publicly announced it entered into a framework agreement for the investment in Abengoa with Gonvarri Corporación Financiera, a company of the Gonvarri Steel Industries group. This agreement had the support of Inversión Corporativa IC, S.A., currently the main shareholder of Abengoa. The Investment Agreement set out the terms and conditions for the investment by Gonvarri Corporación Financiera within the framework of the share capital increase approved on October 10, 2015 by the Extraordinary General Shareholders' Meeting of the Company. The Investment Agreement provided that a portion of Gonvarri’s investment, in an amount of €250 million, was going to be carried out through a share capital increase without preemptive subscription rights. The Company’s capital increase with preemptive subscription rights approved at the abovementioned October 10, 2015 Extraordinary General Shareholders' Meeting was planned to be executed after the first capital increase mentioned above and for an effective amount currently expected to be €400 million, of which Gonvarri Corporación Financiera was expected to subscribe for its relevant portion of the shares. › These banks entered into an agreement with the Company pursuant to which they undertook to underwrite €465 million in Class B shares to be issued in the capital increase, subject to certain conditions being met, including, among others, obtainment of regulatory and shareholder approvals, completion of ongoing financial and other due diligence, entry into a definitive underwriting agreement and satisfaction of the shareholders’ subscription commitments; › Inversión Corporativa IC, S.A. (Controlling shareholder of Abengoa, S.A.), irrevocably committed itself to invest a minimum of €120 million of new money in new Class A and Class B shares to be issued under the rights issue; › “Waddell & Reed Investment Management” committed themselves, on behalf of certain of its affiliated funds, to subscribe for €65 million of new Class B shares in the rights issue. The rest of the measures approved by the Board of Directors included the following: 1. Debt reduction as a key objective of Abengoa focusing on maturities aimed to rebalance the maturity profile of its indebtedness; Annual Report 2015

ABENGOA Consolidated management report

Page 175

Annual Report 2015

On November 25, 2015, after the formulation of the Company's Interim Consolidated Financial Statements as of September 30, 2015, the Company announced by filing a Material Fact that the framework agreement entered into with the potential investor was terminated. The Company also communicated that they will continue negotiations with its creditors with the objective of reaching an agreement that ensured the Company's financial viability in the short and medium term. After assessing the options provided by the situation described above and in order to ensure the most stable status as possible to negotiate with creditors, the Board of Directors considered the most appropriate option was to seek protection under article 5 bis of the Ley Concursal (Ley 22/2003, Ley Concursal). Thus, on December 15, 2015 the Mercantile Court of Seville nº 2 published the Decree by virtue of which it agreed to admit the filing of the communication set forth under the abovementioned article 5 bis of the Ley Concursal.

Included below there is a detailed description of all Spanish Group Companies which had sought judicial protection by means of filing the communication set forth under article 5 bis of the Ley Concursal, which included the Parent Company Abengoa, S.A. and another 48 Group Companies:

Abengoa, S.A.	Abengoa Greenfield, S.A.U.	Centro Tecnológico Palmas Altas, S.A.
Abeinsa Asset Management, S.L.	Abengoa Hidrógeno, S.A.	Ecoagrícola, S.A.
Abeinsa Business Development, S.A.	Abengoa Research, S.L.	Ecocarburantes Españoles, S.A.
Abeinsa Engineering, S.L.U.	Abengoa Solar España, S.A .	Europea de Construcciones Metálicas, S.A.
Abeinsa EPC, S.A.	Abengoa Solar NT, S.A.	Gestión Integral de Recursos Humanos, S.A.
Abeinsa, Ing. Y Constr. Ind., S.A.	Abengoa Solar, S.A.	Instalaciones Inabensa, S.A.
Abeinsa Infraestructuras y Medio Ambiente, S.A.	Abengoa Water, S.L.U.	Micronet Porous Fibers, S.L.
Abeinsa Inversiones Latam, S.L.	Abentel Telecomunicaciones, S.A.	Nicsa, Negocios Industr. y Comer., S.A.
Abencor Suministros, S.A.	Asa Desulfuracion, S.A.	Omega Sudamérica, S.L.
Abener Energía, S.A.	ASA Iberoamérica, S.L.	Siema Technologies, S.L.
Abengoa Bioenergía Inversiones, S.A.	Biocarburantes de Castilla y León, S.A.	Simosa IT
Abengoa Bioenergía Nuevas Tecnologías, S.A.	Bioetanol Galicia, S.A.	Simosa Servicios Integrales de Mant. Y Operación, S.A.
Abengoa Bioenergía, S.A.	Centro Industrial y Logístico, Torrecuellar, S.A.	Sociedad Inversora Línea de Brasil, S.L.
Abengoa Bioenergía San Roque, S.A.	Concesionaria Costa del Sol, S.A.	South Africa Solar Investments, S.L.
Abengoa Concessions, S.L.	Construcciones y Depuraciones, S.A.	Teyma Gestión de Contratos de Construccion e Ingeniería, S.A.
Abengoa Finance, S.A.	Covisa, Cogeneración Villaricos, S.A.	Zeroemissions Technologies, S.A.
Abengoa Greenbridge, S.A.U.		

Additionally, both Inversión Corporativa IC, S.A. and Finarpisa, S.A., currently the main shareholders of Abengoa (see Note 18 to the Consolidated Financial Statements) also filed the communication set forth under article 5 bis of the Ley Concursal.

Further, on January 29, 2016, Abengoa's subsidiaries' Abengoa Concessões Brasil Holding S.A, Abengoa Construção Brasil Ltda and Abengoa Greenfield Brasil Holding S.A filed requests for creditors protection (recuperação judicial), which were admitted on February 22, 2016. This protective measure was undertaken provided that the Company incurred in a "Crise econômico scenario", which is contemplated in Brazillian Law 11.101/05. "Recuperação judicial" consists in a proceeding envisaged in the Brazillian Law which allows corporations to restructure their debt in an orderly manner and continue as a going concern once the financial difficulties are overcome.

Further, on February 1, 2016 and February 10, 2016, certain creditors initiated involuntary bankruptcy petitions against both the Group affiliates Abengoa Bioenergy Nebraska, LLC and Abengoa Bioenergy Company, LLC. After responding to the petitions, on February 24, 2016, both companies mentioned above along with Abengoa Bioenergy Outsourcing, LLC, Abengoa Bioenergy Engineering and Construction, LLC, Abengoa Bioenergy Trading US, LLC, and Abengoa Bioenergy Holding US, LLC opted to file for voluntary creditors' protection under Chapter 11 envisaged in the USA Law. These petitions have been filed in order to allow the Company to continue as a going concern and, consequently, they included an authorization request for the payment of taxes, salaries and insurance premiums and other first day motions. Additionally, a request for the approval of a debtor-in-possession financing arrangement amounting to USD 41 million was also filed. The hearing for these initial motions took place on March 2, 2016 and, during them, such companies were authorized to borrow an initial amount of USD 8 million (which were additionally complemented with USD 1.5 million authorized on March 29, 2016). The final hearing for the approval of the remaining amount is scheduled by April 6, 2016.

Moreover, on March 23, 2016, certain creditors filed an involuntary insolvency proceeding against Abengoa Bioenergy Biomass of Kansas, LLC at the Kansas court.

Also on March 29, the following American companies Abeinsa Holding Inc.; Abencor USA, LLC; Teyma Construction USA, LLC; Abeinsa EPC, LLC; Inabensa USA, LLC; Nicsa Industrial Supplies, LLC; Abener Construction Services, LLC; Abener North America Construction, LP; Abengoa Solar, LLC; Teyma USA & Abener Engineering and Construction Services General Partnership; Abeinsa Abener Teyma General Partnership; Abener Teyma Mojave General Partnership; and Abener Teyma Inabensa JV filed, under the "United States Bankruptcy Code" and the Delaware court, the named Chapter 11 in order to allow the companies to comply with their obligations and minimize the loss of value of their businesses. Such companies have requested authorization for the payment of taxes, salaries and insurances as well as other first day motions. The hearing to resolve these requests is scheduled by March 31, 2016.

ABENGOA Consolidated management report Page 176 full all outstanding amounts under the new financing to be provided in the framework of the restructuring and under the existing indebtedness (as this indebtedness may have been restructured), including its financial costs. It is expected that the two types of shares now existing will be merged into one sole class of shares. On January 25, 2016, the Company announced that the independent consulting firm Alvarez&Marsal presented to the Board of Directors of Abengoa the Industrial Viability Plan that defined the structure of the future activity of Abengoa on an operating basis focusing on the Activity of Engineering and Construction either developing its own technology or using technology developed by others. At the date of formulating the present Consolidated Financial Statements, Abengoa and a group of creditors comprised of banks and holders of bonds issued by Abengoa had reached a standstill agreement with the objective of providing the time necessary to keep working and reaching as soon as possible a full and complete agreement on the terms and conditions to restructure the financial indebtedness and recapitalize the Group. In accordance with this plan, which confirms the viability of Abengoa, the Company will negotiate with its creditors a debt restructuring as well as the necessary resources, and then, provided to Abengoa the optimal capital structure and the liquidity enough to continue its activity and operate in a competitive and sustainable manner in the future. With respect to the foregoing, as of March 28, 2016, it had filed with the Mercantile Court of Seville nº 2 an application for the judicial approval of the standstill agreement (the “Standstill Agreement”) which has obtained the support of 75.04% of the financial creditors to which it was addressed, being therefore over the legally required majority (60%). However, according to the terms of the Standstill Agreement, new creditors can adhere to the Standstill Agreement until the date in which the Judge resolves, therefore, the percentage could be increased. In this sense, and in relation to the negotiations between the Company and a group of its creditors comprised of banks and holders of bonds issued by the Group, as of March 10, 2016, the Company informed that it has agreed with the advisers of such creditors the grounds for an agreement to restructure the financial indebtedness and recapitalize the Group. The Company believes that such agreement contains the essential elements to achieve a future restructuring agreement that, in any event, will be subject to reaching the percentage of accessions required by law. In addition, on March 28 was initiated, according to what is stated on clause 5.2 of the standstill agreement, the Chapter 15 of the United States Bankruptcy Code and at the Delaware court, which consist on the proceeding provided for the recognition in United States of the judicial approval of the standstill agreement initiated in Spain on March 28. In a hearing scheduled on March 31, 2016 it will be asked about a compliance to provisional approval awaiting for enforcement actions to be initiated by any creditor. The fundamental principles of such agreement are the following: (i) The new money that would be lent to the Company would range between 1,500 and €1,800 million for a maximum term of 5 years. Creditors would be entitled to 55% of the share capital. This financing would rank senior with respect to the old debt and would be guaranteed by certain assets, including free shares of Atlantica Yield. As stated at the beginning of this Note to the Consolidated Financial Statements, Abengoa´s Directors have deemed it appropriate to prepare these Consolidated Financial Statements as of December 31, 2015 on a going concern. Such determination was made based on management’s assumption that an agreement with financial creditors of the Company will be attained so the Company´s financial stability can be secured, allowing Abengoa to be able to generate cash from operations in accordance with the Industrial Viability Plan developed by Alvarez&Marsal according to paragraphs 25 and 26 of IAS 1 “Presentation of Financial Statements”. (ii) The amount of the old debt that would be capitalized would correspond to 30% of its nominal value. Such capitalization grants the right to subscribe 35% of the new share capital (iii) The financial indebtedness corresponding to the liquidity lines granted to the group on September 23 and December 24, 2015 (material fact number 233503) for a total amount of €231 million (plus accrued financial expenses) will be subject to refinancing by extending the term by two (2) years. This indebtedness would be secured by the shares of Atlantica Yield and would be prepaid in case of sale of the shares of Atlantica Yield or issuance of an exchangeable bond on such shares. Based on the application of the going concern basis, Abengoa´s Directors have prepared these Consolidated Financial Statements applying the International Accounting Standards consistently with Consolidated Interim Financial Statements and Consolidated Financial Statements filed in prior periods. For that purpose, and according to the aforementioned accounting framework, Abengoa´s Directors have made their best estimates and assumptions (see Note 3 to the Consolidated Financial Statements) in order to record the assets, liabilities, revenues and expenses as of December 31, 2015 in accordance with the existing information by the time of furnishing these Consolidated Financial Statements. (iv) The amount of the share capital increase that would be reserved to those creditors, who provide €800 million of the bank guarantees requested, would be 5% of the new capital. (v) At the end of the restructuring process, the current shareholders of the Company would hold around 5 % of the share capital. Eventually, they could increase such stake in a percentage to be agreed that will not exceed an additional 5%, if, within five (5) years, the group has paid in Annual Report 2015

ABENGOA Consolidated management report Page 177 Abengoa´s consolidated net equity as of December 31, 2015 is mainly driven by the current situation in which the Group is involved, which has caused the recording of either provisions or impairment charges in some of the assets. These have been recorded as a result of the best estimates and assumptions made by Abengoa´s Directors according to the measures agreed upon in the abovementioned Industrial Viability Plan which, according to the applicable accounting and reporting framework, must be recorded as of that date. operations will allow the Company to restore the confidence of stakeholders, the steadiness of its liquidity position and its ability to keep improving in the future. b) Application of new accounting standards › Standards, interpretations and amendments effective from January 1, 2015 under IFRS-EU, applied by the Group: Thus, the main impacts on the Company´s Profit and loss as of December 31, 2015, which amounts to approximately €878 million refers mainly to the estimation of costs in the last quarter related to the stoppage in the last quarter of the concessional projects under construction and subsequent restart, impairment of some assets pertaining to some projects affected by the company situation, default interests and other additional concepts. Additionally, given the current situation of the Company, determined by article 5 bis of the Ley Concursal and pending to have greater visibility about the realization of the Industrial Viability Plan, Abengoa´s Directors have decided not to recognize the deferred tax assets arising from capitalizing the fiscal effect from those adjustments that might be recovered in the future, according to the aforementioned Viability Plan. › Annual Improvements to IFRSs 2010-2012 and 2011-2013 cycles. These improvements are mandatory for periods beginning on or after July 1, 2014 and January 1, 2015 under IFRS-EU and IFRS-IASB. Abengoa’s Directors believe that the applications of these amendments have not had any material impact. The following table shows the breakdown of such impacts (in million of euros) › Standards, interpretations and amendments published that will be effective for periods after December 31, 2015: › Annual Improvements to IFRSs 2012-2014 cycles. These improvements are mandatory for periods beginning on or after January 1, 2016 under IFRS-IASB and IFRS-EU. Item Total Project Construction costs (see Note 5.1 a) to the Consolidated Financial Statements) (383) Impairment of assets pertaining to projects (see Note 5.1 d) to the Consolidated Financial Statements ) (301) › IAS 1 (Amendment) ‘Presentation of Financial Statements’. This amendment is mandatory for periods beginning on or after January 1, 2016 under IFRS-IASB and IRFS-EU. Tax credits (see Note 31 to the Consolidated Financial Statements) (234) Remuneration plan payment Reversal (see Note 29 to the Consolidated Financial Statements) 43 Default interests and other (3) › IFRS 10 (Amendment)’ Consolidated Financial Statements’ and IAS 28 ’Investments in Associates’, regarding to sale or contribution of assets between an investor and its associate or joint venture. This amendment do not have a definite date of application. › IFRS 9 ’Financial Instruments’. This Standard will be effective from January 1, 2018 under IFRS-IASB and has not yet been adopted by the EU. In addition to the above mentioned impacts, Abengoa´s Consolidated Equity reflects the effects of the general slowdown, and stoppages in certain cases, of operations in the activities Abengoa is engaged in from the beginning of last August and, especially, in the last quarter of 2015. All this has been generated as a consequence of both its deteriorating liquidity position, from Abengoa´s difficulties in accessing the capital markets, and the cancelling or non - renewal, by financial institutions, of working capital credit lines (amounting to approximately €1,000 million since such date), and which eventually led to the Company´s filing of creditors protection under article 5 bis of the Ley Concursal. › IFRS 15 ’Revenues from contracts with Customers’. IFRS 15 is applicable for periods beginning on or after January 1, 2018 under IFRS-IASB, earlier application is permitted, IFRS 15 has not yet been adopted by the EU. › IAS 16 (Amendment) ’Property, Plant and Equipment’ and IAS 38 ’Intangible Assets’, regarding to acceptable methods of amortization and depreciation. This amendment is mandatory for periods beginning on or after January 1, 2016 under IFRS-IASB, and IFRS-EU. Abengoa´s Directors are confident on reaching a final agreement with creditors and, once signed, the achievement of the Viability Plan associated with the Groups ability to generate cash from Annual Report 2015 (878)

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- IAS 27 (Amendment) 'Separate financial statements' regarding the reinstatement of the equity method as an accounting option in separate financial statements. This amendment is mandatory for periods beginning on or after January 1, 2016 under IFRS-IASB and IFRS-EU.

- IFRS 10 (Amendment) 'Consolidated financial statements' and IAS 28 'Investments in associates and joint ventures' regarding the exemption from consolidation for investment entities. These amendments are mandatory for periods beginning on or after January 1, 2016 under IFRS-IASB and have not yet been adopted by the EU.

- IFRS 11 (Amendment) 'Joint Arrangements' regarding acquisition of an interest in a joint operation. This amendment is mandatory for periods beginning on or after January 1, 2016 under IFRS-IASB and IFRS-EU.

- Introduction of IFRS 16 "Leases" which supersedes IAS 17. Lessees will recognize most leases in the balance sheet as financed purchases. This standard will apply to periods beginning after January 1, 2019 under IFRS-IASB and has not been adopted yet by the European Union.

The Group is currently in the process of evaluating the impact on the Consolidated Financial Statements derived from the application of the new standards and amendments that will be effective for periods beginning after December 31, 2015.

c) Changes in the composition of the Group

In 2015 a total of 44 subsidiaries, 4 associates and 5 joint ventures were added to the consolidation perimeter of the group.

In addition, 17 companies were no longer classified as subsidiaries and 2 companies were no longer classified as joint ventures and are not included in the consolidation group.

During the year 2015, Kaxu Solar One, Ltd. and Helioenergy 1 and 2, which were recorded under the equity method in the Consolidated Financial Statements as of December 31, 2014, started to be consolidated after we gained control over them (see Note 6.4 to the Consolidated Financial Statements). Both Kaxu Solar One, Ltd, Helioenergy 1 and 2 has been incorporated to Atlantica Yield's consolidation perimeter during the year 2015, which is recorded under the equity method (see Note 7.1.a) and Note 10 of this Consolidated Financial Statements).

As a consequence of the sale of Atacama I project companies to APW-1 (see Note 7.1.b) to the Consolidated Financial Statements), which were consolidated in the Consolidated Financial Statements, several project companies started to be recorded by equity method after we lost control over those companies.

At year-end 2015, the company Atlantica Yield and its subsidiaries, which were consolidated (in full) into the Consolidated Financial Statements for the year 2014 (classified as assets and liabilities held for sale and discontinued operations) started to be recorded by the equity method after we lost control over those companies (see Note 7.1.a) to the Consolidated Financial Statements).

At year-end 2015, the companies Rioglass Solar and its subsidiaries, which were consolidated into the Consolidated Financial Statements for the year 2014, started to be recorded by the equity method after we lost control over those companies (see Note 6.3.b) to the Consolidated Financial Statements).

d) Main figures

Financial data

- Revenues of €5,755 million, a 19% lower to the same period of 2014.

- EBITDA of €515 million, a decrease of 63% compared to the same period the previous year.

Item	2015	2014	Var (%)
Income Statement			
Revenue	5,755	7,151	-19.52%
EBITDA	515	1,408	-63.39%
EBITDA Margin	9.0%	19.70%	-54.54%
Net Income	(1,213)	125	-1,070.78%
Balance Sheet (*)			
Total Assets	16,627	25,246	-34.14%
Equity	453	2,646	-82.88%
Corporate Net Debt	4,480	2,353	90.38%
Share Information			
Last price (€ per B share)	0.19	1.83	-89.62%
Capitalization (A+B share) (€ million)	202	1,563	-87.08%
Daily trading volume (€ million)	35	46	-23.91%

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Operating figures

› The international activity represents 86% of the consolidated revenues.

› The main operating figures of the years 2015 and 2014 are the following.

Key operational	2015	2014
Transmission lines (km)	3,532	5,143
Water Desalination (Cap. ML/day)	475	815
Cogeneration (GWh)	393	743
Solar Power Assets (MW)	162	1,503
Biofuels Production (ML/year)	3,270	3,175

e) Consolidated income statement

Item	2015	2014	Var (%)
Revenues	5,755	7,151	-19.52%
Operating income and expenses	(5,240)	(5,743)	-8.76%
Depreciation and amortization	(814)	(475)	71.44%
I. Net Operating Profit	(299)	933	-132.03%
II. Finance Cost, net	(869)	(855)	1.59%
III. Share of (loss)/(profit) of associates	(8)	7	-215.61%
IV. Profit Before Income Tax	(1,176)	85	-1483.00%
V. Income tax expense	(23)	59	-138.79%
VI. Profit for the year from continuing operations	(1,198)	144	-932.25%
Profit (loss) from discontinued operations, net of tax	(144)	(22)	555.70%
Profit for the year	(1,343)	122	-1,200.57%
VII. Non-controlling interests and non-controlling interests discontinued operations	129	3	4,207.07%
Net income attributable to the parent company	(1,213)	125	-1070.78%

Revenues

Revenue decreased by 19.5% to €5,755 million, a decrease of €1,396 from €7,151 million in the year 2014.

The decrease in consolidated revenues was mainly due to the decreased revenue contribution from our Engineering and Construction activity (a decrease of €1,185 million) due to the Company situation, during the last quarter which have prompted lower sales by €1,396 million in comparison with 2014. In addition lower revenues has been recorded relating to the construction of projects in the United States (Mojave and PGE), wind farm in Uruguay (Cadonal), thermo-solar plant in Israel (Ashalim) and combined cycle plants in Poland (Stalowa Wola) and Mexico (A3T and A4T). The decrease was partially offset by higher revenues related to the construction of solar plants in Chile (Atacama Solar Platform) and transmission lines in Brazil.

Our Concession-Type Infrastructure activity decreased (€92 million) mainly due to a decrease in revenues from the plants sold to Atlantica Yield during 2015 and the last quarter of 2014 under the ROFO agreement. The decrease was partially offset by new assets that were brought into operation during the last quarter of 2014 and the first quarter of 2015 (water desalination plants in Algeria and Ghana, the power transmission line Norte Brazil and the Manaus hospital urgencies unit in Brazil).

Revenue from our Industrial Production activity decreased by €118 million during the 2015 compared to the same period of the previous year. This decrease was mainly due to the decrease in volumes of ethanol sold in Europe and Brazil partially offset by the increase in volumes sold of ethanol sold in the United States (lowered by a decrease in prices of ethanol sold in the United States), and higher prices of biofuels sold in Europe.

EBITDA

EBITDA as December 31, 2015 reached €515 million, a decrease of 63.4% compared to the same period of the previous year. The decrease was mainly due both to the decreased revenue contribution from our Engineering and Construction activity on the last quarter already commented and the negative adjustments prompted by the situation of the Company which has resulted in the filing of the communication provided by the article 5 bis of the Ley Concursal, which added to a total amount of €-383 million EBITDA. In addition, the decrease in crush spreads in United States and Brazil from our Bioenergy segment, and the decrease in the solar and water segments related to the sale of plants to Atlantica Yield in 2015 and the fourth quarter of 2014 under the ROFO agreement.

Net Financial Expense

Finance expenses increased by 2.0% to €869 million for the year 2015, from €855 million for the same period of 2014. The increase was mainly due to the lower capitalization of interest on debt related to projects under construction (since interests are capitalized when a project is under construction), the increased interest expense from loans and borrowings due to our new bonds issued in second half of 2014 and the first half of 2015, the interest expenses for the conversion of the 2019 convertible bond to class B shares, the expenses of cancelling the margin loan of BofA, the default interest expenses arisen from the current situation of the company, as well as to the 2017 convertible bond early repayment by an amount of approximately € 17 million, partially offset by the positive impact related to the anticipated conversion of the 2017 Atlantica Yield convertible bond.

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Corporate Income Tax

Corporate income tax decreased from a profit of €59 million in 2014 to €-23 million in 2015 due to the expense recognized for the proposed tax regularization notified by the Administración Tributaria based on inspection stated in the previous year as well as the non-recognition of tax revenues resulting from the negative impacts provided by the current situation of the Company provided by the article 5 bis of Ley Concursal awaiting a greater visibility of the Viability Plan submitted by the Company.

Profit for the year from continuing operations

Due to the aforementioned changes, results from continuing operations of Abengoa decreased by €144 million in 2014 to a loss of €1,198 million in the same period of 2015.

Profit/(Loss) from discontinued operations, net of tax

The result from discontinued operations is a loss of €144 million in 2105 from a loss of €22 million in the year 2014.

The decrease was mainly due to the loss recorded of Atlantica Yield as well and due to the impairment recorded on the net assets of this company that were valued at fair value. (see Note 7.1 to the Consolidated Financial Statements).

Profit attributable to non-controlling interests

Profit attributable to non-controlling interests remained relatively stable in 2015 compared to the year ended December 31, 2014.

Losses from discontinued operations attributable to non-controlling interest increased to €126 million in 2015 from a nil gain in the same period of 2014. The decrease in result from discontinued operations attributable to non-controlling interest were mainly due to the portion attributable to minority interest of the results and the impairment recorded in the net assets of Atlantica Yield (see Note 7.1 to the Consolidated Financial Statements).

Profit attributable to the parent company

Profit attributable to the parent company decreased to a loss of €1,213 million for the year 2015, compared to €125 million profit for the same period of 2014 as a consequence of the changes described above.

f) Results by activities

Abengoa Business sales, EBITDA and margin related to different business activities has been as follows:

	Revenue			Ebitda			Margin	
Item	2015	2014	Var (%)	2015	2014	Var (%)	2015	2014
Engineering and construction								
E&C	3,330	4,515	-26.25%	193 (*)	807	-76.08%	5.80%	17.87
Total	3,330	4,515	-26.25%	193	807	-76.08%	5.80%	17.87
Concession-type infrastructure								
Solar	167	335	-50.15%	115	236	-51.27%	68.86%	70.45
Water	53	41	29.27%	42	26	61.54%	79.25%	63.41
Transmission lines	143	91	57.14%	107	64	67.19%	74.83%	70.33
Cogeneration and others	44	32	37.50%	18	4	350.00%	40.91%	12.50
Total	407	499	-18.44%	282	330	-14.55%	69.29%	66.13
Industrial production								
Bioenergy	2,018	2,137	-5.57%	40	271	-85.24%	1.98%	12.68
Total	2,018	2,137	-5.57%	40	271	-85.24%	1.98%	12.68
Total	5,755	7,151	-19.52%	515	1,408	-63.42%	8.95%	19.69

(*)Includes an expense recognized for the estimation of costs in the last quarter and subsequent restart given the current situation of the Company which has derived to the submission of the communication provided by article 5 bis of the Ley Concursal for an amount of €383 million (see Note 2.1.1 to the Consolidated Financial Statements).

Engineering & Construction

Revenue decreased to €3,330 million in the year 2015 from the same period in 2014. The decrease in revenues is due to the situation provided by the article 5 bis of Ley Concursal in the last quarter of 2015, which has prompted lower sales in €1,185 million in comparison with the same period in 2014. In addition, lower sales have been recorded in the construction of projects in the U.S. (Mojave and PGE), wind farm in Uruguay (Cadonal), thermo-solar plant in Israel (Ashalim) and combined cycle plants in Poland (Stalowa Wola) and Mexico (A3T and A4T). The decrease was partially offset by higher revenues related to the construction of solar plants Chile (Atacama Solar Platform) and transmission lines in Brazil.

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Consolidated EBITDA reached in 2015 €193 million for the year 2015 from €807 million in year 2014 which is a decrease of 76.1% from the same period in 2014. This amount is affected by both the already mentioned lower activity of Engineering and Construction in the last quarter and the negative adjustments prompted by the situation provided by the article 5 bis of the Ley concursal, (and have totaled a total of €-383 million of Ebitda).

Concession-type Infrastructures

Revenue decreased by 18.4% to €407 million for the year 2015, from €499 million for the same period in 2014. Our concession business has decreased mainly due to a decrease in revenues from the plants sold to Atlantica Yield during 2015 and the last quarter of 2014 under the ROFO agreement. The decrease was partially offset by new assets that were brought into operation during the last quarter of 2014 and the first quarter of 2015 (water desalination plants in Algeria and Ghana, the power transmission line Norte Brazil and the Manaus hospital urgencies unit in Brazil).

EBITDA decreased by 14.6% to €282 million for the year 2015, from €330 million for the same period in 2014. Consolidated EBITDA margin in these activities increased to 69.3% for the year 2015, compared to 66.1% in the same period of 2014. EBITDA increased because the reasons described above.

Industrial Production

Revenue decreased (€119 million) due to the decrease in volumes of ethanol sold in Europe and Brazil partially offset by the increase in volumes of ethanol sold in the United States (lowered by a decrease in prices of ethanol sold in the United States), and higher prices of biofuels sold in Europe.

EBITDA decreased by 85.2% to €40 million for the year 2015, from €271 million for the same period in 2014. Consolidated EBITDA margin decreased to 2.0% in 2015, compared to 12.7% in 2014, mainly driven by lower margins in the USA and Brazil. The decrease in margins in the U.S was mainly due to the decrease in ethanol prices. The decrease in margins in Brazil was mainly due to lower yields from raw materials used in ethanol production during the year 2015 compared to the 2014. The decrease in margins in the U.S. and Brazil were partially offset by an increase in the crush spread in Europe (including Spain) due to an increase in biofuels prices in the year 2015 compared to 2014.

g) Consolidated statement of financial position

Consolidated balance sheet

A summary of Abengoa's consolidated balance sheet for 2015 and 2014 is given below, with main variations:

Item	Balance as of 12.31.15	Balance as of 12.31.14	Var (%)
Intangible assets & Tangible fixed assets	2,600	2,856	-8.96%
Fixed assets in projects	3,360	6,188	-45.70%
Investments accounted for using the equity method	1,198	311	285.21%
Financial investments	1,114	686	62.39%
Deferred tax assets	1,585	1,504	5.39%
Non-current assets	9,857	11,545	-14.62%
Inventories	311	295	5.42%
Clients and other receivables	2,004	2,157	-7.09%
Financial investments	519	1,049	-50.52%
Cash and cash equivalents	681	1,811	-62.40%
Assets held for sale	3,256	8,390	-61.19%
Current assets	6,771	13,701	-50.58%
Total Assets	16,628	25,247	-34.14%

Decrease in non-current assets of 14.6% to €9,857 million compared to previous year, primarily attributable to the reclassification to the 'Assets held for sale' of the companies include in the new plan of asset rotation, as approved by Abengoa's Board of Directors on September 23, 2015, (which includes the sale of a diverse list of assets including combined-cycle plants, cogeneration, solar plants and other concessional assets) for the assets sold to Atlantica Yield during 2015 and recorded them by the equity method and by the depreciation of the Brazilian Real against the Euro. This decrease was partially offset by the increase of fixed assets in construction related to transmission lines in Brazil, the increase in certain assets as a consequence of the appreciation or the US Dollar against the Euro, by the increase of investments accounted for using the equity method in APW-1 and Atlantica Yield.

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- Current Assets decreased by 50.6% compared to the end of the year 2014 to €6,771 million, primarily due to the net decrease in 'Assets held for sale' resulting from recording Atlantica Yield using equity method once control over the company was lost and the decrease in financial investments and cash and cash equivalents as the consequence of the facts occurred since August, 2015 which prompted the current situation provided by the article 5 bis of Ley Concursal.

Item	Balance as of 12.31.15	Balance as of 12.31.14	Var (%)
Capital and reserves	62	1,445	-95.71%
Non-controlling Interest	391	1,201	-67.44%
Total Equity	453	2,646	-82.88%
Long-term non-recourse financing	504	4,159	-87.88%
Corporate financing	371	3,749	-90.10 %
Grants and other liabilities	234	213	9.86%
Provisions and Contingencies	63	75	-16.00%
Derivative financial instruments	38	225	-83.11%
Deferred tax liabilities and Personnel liabilities	322	338	-4.73%
Total non-current liabilities	1,532	8,759	-82.51%
Short-term non-recourse financing	2,567	799	221.28%
Corporate financing	6,197	1,577	292.96%
Trade payables and other current liabilities	4,379	5,555	-21.17%
Current tax liabilities	195	337	-42.14%
Derivative financial instruments	108	80	35.00%
Provisions for other liabilities and expenses	6	13	-53.85%
Liabilities held for sale	1,191	5,481	-78.27%
Total current liabilities	14,643	13,841	5.79%
Total liabilities	16,628	25,247	-34.14%

- Decrease in equity of 82.88% primarily caused by the negative result of the year as a consequence of the negative impacts prompted by the current situation of the Company described above. This decrease is also due to the integration by the equity method of Atlantica Yield once control over the Company was lost and the increase in negative conversion differences due to the depreciation of the Brazilian Real. These decreases have been partially offset by the positive impact of the anticipated conversion of the 2019 convertible bond.

- Decrease of 82.51% in non-current liabilities compared to previous year, mainly due to the reclassification of discontinued liabilities to 'Liabilities held for sale' (related to projects included in the asset rotation plan), the reclassification to short term of Corporate-financing and project financing became that due as a consequence of defaults caused by the article 5 bis of Ley Concursal situation and the conversion to shares of the 2019 convertible bond.

- Net increase of current liabilities of 5.8% compared to previous year, primarily due to the reclassification from long term of discontinued liabilities (affected by the new divestment plan) that the issuance of new bonds maturity in 2020 of Abengoa Finance as a consequence of the disposal of the Tranch A of syndicated loan to the new bridge loan obtained by Abengoa Concessions Investment and the new liquidity lines from G7. In addition an increase due to the reclassification from long-term corporate financing and project finance that became due as a consequence of due contractual breaches resulting from the 5 bis situation. All this has been partially offset by a decrease of suppliers (due to payment at maturity and a decrease in confirming lines) and by a decrease in corporate debt due to the repayment of the convertible bond 2017, 2015 bond and the ECP program.

Net Debt Composition

Item	Balance as of 12.31.15	Balance as of 12.31.14
Total Corporate Net Debt	4,480	2,353
LTM Corporate EBITDA (*)	183	964
Corporate Net Debt / LTM Corporate EBITDA	24.5	2.4

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h) Consolidated cash flow statements

A summary of the Consolidated Cash Flow Statements of Abengoa for the periods ended December 31, 2015 and 2014 with the main variations per item are given below:

Item	2015	2014	Var (%)
Profit for the year from continuing operations	(1,198)	144	-932%
Non-monetary adjustments	1,173	1,040	13%
Variations in working capital and discontinued operations	(640)	(524)	22%
Income tax paid & Interest received/paid	(812)	(764)	6%
Discontinued operations	280	123	128%
A. Net Cash Flows from operating activities	(1,197)	19	-6400%
Intangible assets and property, plant & equipment	(2,181)	(2,580)	-15%
Disposals related to the sale of assets to Atlantica Yield (ROFO 2 & 4)	368	-	n/a
Other investments/disposals	109	(204)	-153%
Discontinued operations	102	284	-64%
B. Net Cash Flows from investing activities	(1,602)	(2,500)	-36%
Underwritten Public Offering of subsidiaries	332	611	-46%
Share capital increase with non-controlling interest by Atlantica Yield to fund the sale of assets (ROFO 3)	302	-	n/a
Other disposals and repayments	1,510	1,230	23%
Discontinued operations	(158)	(251)	-37%
C. Net Cash Flows from financing activities	1,986	1,590	25%
Net increase/(decrease) of cash and equivalent	(813)	(891)	-9%
Cash at beginning of year	1,811	2,952	-39%
Translation differences cash or equivalent	(58)	31	-287%
Assets held for sale and discontinued operations	(259)	(281)	-8%
Cash and cash equivalent at end of period	681	1,811	-62%

- As of December 31, 2015, we used €1,197 million of net cash flows from operating activities compared to €19 million in 2014, due to cash outflows from lower profit for the year after non-monetary adjustments; (€25 million in 2015 compared to a cash generation of € 1,184 million in 2014) as well as higher net cash consumption due to working capital (consumption of €640 million in 2015 compared with consumption of €524 million in 2014). The decrease in cash generated by the lower profit for the year was mainly due to the lower activity of the company during the last months of 2015 resulting from the facts and circumstances occurred in August 2015 which led to the current situation of the Company provided by article 5 bis of the Ley concursal. The working capital consumption of €640 million, mainly as a result of the aforementioned the company situation which has induced the cancelation by some financial institutions of the working capital lines which resulted insignificant cash outflows.

- In terms of net cash flows from investment activities, there is a net cash outflow of €1,602 million in the year ended December 31, 2015, compared with net cash outflow of €2,500 million in 2014. The main investments were mainly because of the progress in the construction of thermo and photovoltaic solar projects in Chile, transmission lines in Brazil and power generation in Mexico, partially offset by the cash flow received from EIG as a result of the first asset purchase package (€195 million) and due to the sale of various assets to Atlantica Yield, which formed part of the Right of First Offer agreement (ROFO 2 and 4) signed between Atlantica Yield and Abengoa (€368 million). In relation to such divestments, selling assets to Atlantica Yield, constitute a divestment flow for Abengoa as a result of Atlantica Yield classification as a discontinued operation during year 2015 (at the end of 2015 and, after the loss of control over the company, it was recorded using the equity method).

- Net cash flow from financing activities was €1,986 million in the year 2015 compared to €1,590 million in 2014. The net cash generated from financing activities during 2015 related to the proceeds from loans and borrowings of €4,010 million and from the public sale offer of Atlantica Yield, has been offset by the repayment of loans and debt amounting to €2,456 million, dividends paid to shareholders amounting to €90 million and because the effect of discontinued operations amounting to €158 million. The proceeds from loans and borrowing from new corporate funding (provision of the syndicated loan tranche A in 2014, issue of bonds exchangeable into shares of Atlantica Yield 2017, issue of ordinary bonds maturing in 2020, the loan granted by the European Investment Bank (EIB), loans with various institutions with the support of Export Credit agencies, and new revolving credit agreements and project financing increase in funding bridge construction projects and non-recourse financing, including financing is obtained in capital markets by Solaben 1 and 6). Repayments made mainly refers to €300 million of bonds maturing in 2015, to the convertible bond maturing in 2017 whose 'put' was exercised in 2015, to the reduction in the balance in the "euro Commercial Paper (ECP) " program, as well as to the repayments to non-recourse financing and bridge loans. Regarding the public sale offer of Atlantica Yield, on January 22, 2015, the divestment of a 13% stake in Atlantica Yield was closed by the secondary public offering, generating a cash flow of €291 million before fees and expenses related to the public offer sale (€278 million after fees and expenses) and dated July 14, 2015, Abengoa has sold 2,000,000 shares of Atlantica Yield at a price of USD 31 per share, generating a cash inflow of €56 million before fees and expenses related to the public offering sales (€54 million after fees and expenses). On the other hand, the cash generated by financing activities comes primarily from the contribution of the minority shareholders of Atlantica Yield in the capital increase to finance a third package of assets (ROFO 3) during the month of May 2015 (€302 million), and the placement among qualified investors of all class B shares treasury of Abengoa, SA.

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2.2. Financial and non-financial key indicators

The main operational and financial indicators for the years ended December 31, 2015 and 2014 are as follows:

Item	2015	2014	Var (%)
Consolidate EBITDA (millions))	515	1.408	-63%
EBITDA margin (EBITDA/revenues)	8,96%	19,69%	-55%
Operating margin (Operating profit/revenue)	-5,19%	13,05%	-140%
Profit margin	-21,08%	1,75%	-1305%
Basic earnings per share	-1,35	0,15	-1000%
Diluted earnings per share	-1,35	0,15	-1000%
Market capitalization (million)	202	1.563	-87%

The key performance indicators for each activity is detailed below for the years 2015 and 2014:

	2015	2014
Engineering and Construction		
Backlog (€ in millions)	7,700	7,953
<Concession-Type Infrastructure		
Solar		
MW under development	300	-
MW under construction	750	780
MW in operation	162	1,503
Total MW	1,212	2,283
Transmisión		
Km of transmission under development	188	-
Km of transmission under construction	6,253	6,253
Km of transmission in operation	3,532	5,143
Total Km	9,973	11,396
Water		
Capacity of desalination in operation (m3/day)	475	815
Industrial Production		
Capacity Biofuels production (ML/Yr)	3,270	3,175

2.3. Matters relating to the environment and human resources

a) Environment

The principles of the environmental policies of Abengoa are based on compliance with the current legal regulations applicable, preventing or minimizing damaging or negative environmental consequences, reducing the consumption of energy and natural resources, and achieving ongoing improvement in environmental conduct.

In response to this commitment to the sustainable use of energy and natural resources, Abengoa, in its Management Rules and Guidelines for the entire Group, explicitly establishes the obligation to implement and certify environmental management systems in accordance with the ISO 14001 International Standard.

Consequently, by year-end 2015, the percentage of Companies with Environment Management Systems certified according to the ISO 14001 Standard per sales volume is 91.58% (89.56% in 2014).

The table below lists the percentage of distribution of the Companies with Certified Environmental Management Systems, broken down by business unit:

Business unit	ISO 14001-certified companies (% of revenue)
Engineering and Construction	95.24
Industrial Production	92.25
Concession-type Infraestructure	63.97

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b) Human resources

During 2015, Abengoa's workforce decreased by 9.8% to 21,932 people as of December 31, compared to the previous year (24,322 people).

Geographical distribution of the workforce

The distribution of the average number of employees was 25 % in Spain and 75 % abroad.


693
29%
1,148
6,117
-11%
887
-22%
867
33%
12,220
-8%

Distribution by professional groups

The average number of employees by categories during 2015 and 2014 was:

	Average number of employees in 2015			Average number of employees in 2014		
Categories	Female	Male	% Total	Female	Male	% Total
Directors	60	488	1.9	65	503	2.1
Management	433	1,592	7.2	435	1,517	7.2
Engineers	1,446	3,291	16.9	1,362	3,375	17.4
Assistants and professionals	1,199	1,758	10.5	1,108	1,480	9.5
Operators	981	16,252	61.3	865	15,893	61.6
Interns	247	373	2.2	242	336	2.2
Total	4,366	23,754	100	4,077	23,104	100

3.- Liquidity and capital resources

a) Liquidity risk

During the last year Abengoa's liquidity and financing policy during the last years has had intended to ensure that the company could have sufficient funds available to meet its financial obligations as they fall due. Abengoa has been using two main sources of financing:

- Project debt (Non-recourse project financing), which is typically used to aimed to finance any investment on project asset (see Notes 2.5 and 19 to the Consolidated Financial Statements.).
- Corporate Financing, used to finance the activities of the remaining companies which are not financed under the aforementioned financing model. This means of financing is managed through Abengoa S.A., which pools cash held by the rest of the companies so as to be able to re-distribute funds in accordance with the needs of the Group (see Notes 2.18 and 20 to the Consolidated Financial Statements) and has carried out the obtention of the resources needed from the bank and capital markets.

To ensure an adequate capacity to repay its debt in relation with the cash flow generation capacity, the Group Financial Management has been elaborating an annual Financial Plan, which is approved by the Board of Directors and includes all financial needs and the manner they will be covered.

ABENGOA Consolidated management report Page 186 To manage the working capital, Abengoa usually uses non-recourse confirming with various financial entities to outsource the trade payables payments, and non-recourse factoring. In addition, Abengoa has short term financing lines including commercial paper. An analysis of the Group’s financial liabilities classified into relevant maturity groupings based on the remaining period is included in the following Notes to the Consolidated Financial Statements: Current and non-current Notes to the Consolidated Financial Statements Due to the facts and circumstances occurred after the formulation of the interim Consolidated Financial Statements of June 30, 2015, mentioned in Note 2.1.1 to the Consolidated Financial Statements, Abengoa had at the end of November 2015 substantial liquidity needs mainly to attend capital expenditure in assets, short and medium term debt maturities related to operations and managing negative working capital. The Company, on November 25, 2015, due to the circumstances explained above, decided to initiate a refinancing process to try to reach an agreement with its main financial creditors that would ensure a suitable framework in which to undertake the mentioned negotiations and the financial stability of the Group in the short and medium term. Financial debt Note 19 Project debt and Note 20 Corporate financing Lease-back Note 20 Corporate financing Finance lease Note 20 Corporate financing Borrowings and other loans Note 20 Corporate financing Trade and other accounts payable Note 25 Trade payables and other current liabilities Derivatives and hedging instruments Note 14 Derivative financial instruments Other liabilities Note 21 Grants and other liabilites b) Capital risk During the last year the Group has managed capital risk aimed to be able to ensure the continuity of the activities of its subsidiaries from an equity standpoint by maximizing the return for the shareholders and optimizing the structure of equity and debt in the respective companies or projects. In relation to the process, after carefully evaluating the situation described above and in order to ensure the stability necessary to conduct these negotiations with the creditors, the Board of Directors of the Company deemed that the most appropriate approach was to submit the communication provided by the Article 5 bis of Act 22/2003 of July 9, on insolvencies (Ley Concursal). In this regard, on December 15, 2015, Mercantile Court No. 2 of Seville issued a Decree agreeing that the communication provided by the Article 5 bis of the Ley Concursal had been filed. Since the admission of its shares to trade on the stock market, the company has grown in the following ways: Additionally, mentioned, on January 25, 2016 the Company reported that on that day, Alvarez&Marsal had submitted to the Board of Directors of Abengoa an industrial Viability Plan which defined the structure of the future activity of Abengoa at operational level, focusing on the engineering and construction business with own or third-party technology. Where additional measures have been determined (among others, the rotation of non-strategic assets, the adjustment of overhead costs to new activity levels, completion of most of projects in the pipeline focusing on those that maximize the liquidity of the Company and the balance in investments to be developed in the future in concessional assets depending on the availability of financial resources and the previous identification of partners). › cash flows generated by conventional businesses; › financing of new investments through project debt (project finance and bridge loan), which also generates business for conventional businesses; › corporate financing, either through banks or capital markets; › issuance of new shares of subsidiaries through organized markets; Based on this Viability Plan, that confirms the industrial viability of Abengoa, the Company has begun negotiations with its creditors to restructure the debt and the necessary resources and thus provide Abengoa sufficient liquidity to continue operating competitively and sustainably in the future (see Note 2.1.1 to the Consolidated Financial Statements). The approval of the above-mentioned restructuring plan will set the guidelines for the new liquidity and financing policy of Abengoa in the future, giving priority to treasury optimization and cost of capital. › asset rotation; The leverage objective of the activities of the company has not generally measured based on the level of debt on its own resources, but on the nature of the activities: › for activities financed through project debt, each project is assigned a leverage objective based on the cash and cash flow generating capacity, generally, of contracts that provide these projects with highly recurrent and predictable levels of cash flow generation; Annual Report 2015

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- for activities financed with Corporate Financing, the objective is to maintain reasonable leverage, depending on their optimal capital structure.

- As mentioned in Note 4 c) to the Consolidated Financial Statements), liquidity needs due to the facts and circumstances occurred following the formulation of the Interim Consolidated Financial Statements of June 30, 2015, mentioned in Note 2.1.1 to the Consolidated Financial Statements, led the Company to start, within the legal frame provided by the article 5 bis of Ley Concursal, a refinancing process with the objective of reaching an agreement with the main creditors to ensure the proper frame to develop the negotiations and the financial stability of the Group in the short and medium term. Additionally, on January 25, 2016 the Company reported that on that day, Alvarez&Marsal had submitted to the Board of Directors of Abengoa an industrial Viability Plan which defined the structure of the future activity of Abengoa at operational level, focusing on the engineering and construction business with own or third-party's technology.

- Based on this Viability Plan, the Company has begun negotiations with its creditors to restructure the debt and the necessary resources and thus provide Abengoa with the optimal capital structure to continue operating competitively and sustainably in the future (see Note 2.1.1 to the Consolidated Financial Statements).

c) Contractual obligations and off-balance sheet

The following table shows the breakdown of the third-party commitments and contractual obligations as of December 31, 2015 and 2014 (in thousands of euros):

2015	Total	Up to one year	Between one and three years	Between three and five years	Subsequent
Loans with credit institutions	5,398,326	4,888,251	84,193	81,352	344,530
Notes and bonds	3,300,825	3,300,825	-	-	-
Liabilities due to financial leases	36,542	17,020	6,874	1,629	11,019
Other loans and borrowings	659,414	557,047	42,393	54,181	5,793
Obligations under operating Leases	10,450	2,487	2,814	2,457	2,692
Purchase commitments	2,836,092	2,498,391	318,156	2,815	16,730
Accrued interest estimate during the useful life of loans	1,644,957	491,474	646,296	271,111	236,076

2014	Total	Up to one year	Between one and three years	Between three and five years	Subsequent
Loans with credit institutions	6,274,113	1,243,596	1,208,884	2,000,368	1,821,265
Notes and bonds	3,852,958	1,096,965	1,029,873	867,288	858,832
Liabilities due to financial leases	34,991	10,927	12,796	3,668	7,600
Other loans and borrowings	121,402	24,373	71,327	21,206	4,496
Obligations under operating Leases	13,826	3,867	5,537	3,035	1,387
Purchase commitments	1,072,848	933,071	123,123	5,517	11,137
Accrued interest estimate during the useful life of loans	2,599,142	589,443	908,675	500,009	601,015

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d) Investment plan

The Abengoa's investment plan during the following years mainly focus on the completion of projects currently under construction which include, among others, the following:

Project	Business unit	Capacity	Country
South Africa 50 MW	Solar	50 MW	S. Africa
Xina	Solar	100 MW	S. Africa
Ashalim	Solar	110 MW	Israel
Atacama 1 (CSP + PV)	Solar	210 MW	Chile
Atacama 2 (CSP + PV)	Solar	210 MW	Chile
Acueducto Zapotillo	Water	3,8 m3/seg	Mexico
Boot Dgen Torrent Power LTD	Transmission lines	115 km	India
Centro Penitenciario	Cogeneration and other	-	Uruguay
A3T4T	Cogeneration and other	840 MW	Mexico
Nicefield	Cogeneration and other	70 MWH	Uruguay
Norte III	Cogeneration and other	924 MW	Mexico
Tenes	Water	200,000 m3/dia	Algeria
Ghana	Water	60,000 m3/dia	Ghana
Agadir	Water	100,000 m3/dia	Marocco
ATN 3	Transmission lines	355 km	Peru

4.- Principal risks and uncertainties

4.1. Operational risks

4.1.1. Regulatory risk

Risks derived from reductions in government budgets, subsidies and adverse changes in the law that could affect the company's business and development of its current and future projects

The reduction in public spending on infrastructure has an impact on Abengoa's results, since a large part of the projects developed by Abengoa are promoted by public bodies, which provide the Company with a volume of income that is difficult to match with private investment, especially in the current economic environment as they are very capital-intensive projects that require a large initial investment and whose economic returns begin to be profitable in the very long term.

It should be mentioned that while Abengoa's business focuses increasingly on Spain and has spread to other countries gradually, a significant part of that activity is still concentrated in Spain. In recent years, Spain has experienced an economic situation that has resulted in a decline in the tax revenues collected by the various government agencies, as well as increased public deficit and a sharp increase in the cost of sovereign debt.

Additionally, in recent years, most income in the water segment from the concession-type infrastructure business was obtained from contracts with public or governmental bodies. Many of these public bodies are local authorities with limited budgets that are subject to annual fluctuations from year to year. The budgets of these local authorities are often dependent on local tax collection or budget items awarded by national governments. As a result, it is possible that the resources available to local authorities for infrastructure projects and services could be limited, without this being notified to Abengoa. In addition, measures aimed at correcting the current economic environment have increased the budget deficit in many national, regional and local governments and the government agencies with which Abengoa enters agreements, and there is no certainty that the investment in infrastructure projects and services will continue to be available at the levels seen in previous years.

Risks of changes in national and international policies supporting renewable energy projects that could affect Abengoa

Recently, some countries have adopted policies of actively supporting renewable energies. Although support for renewable energy sources by governments and authorities in the jurisdictions in which Abengoa operates has historically been strong, some policies currently in force could end, be suspended, terminated or not renewed. Consequently, it is not possible to guarantee that the government support will continue either completely or partially.

If governments and regulatory authorities in the jurisdictions in which Abengoa operates decrease or abandon their support for the development of solar energy, due, for example, to other funding priorities, political considerations or a desire to promote other energy sources, the solar plants that Abengoa plans to develop in the future could be less profitable or no longer economically feasible.

Risks derived from compliance with strict environmental regulations

Abengoa's business is subject to significant environmental regulation which, among others, requires the Company to carry out environmental impact studies in future projects or project changes, obtain regulatory licenses, permits and other authorizations, and meet the requirements of such licenses, permits and authorizations.

ABENGOA Consolidated management report Page 189 Subsidy schemes for renewable energy generation have been the subject of legal proceedings in the past in various jurisdictions (including claims that such schemes constitute state aid that is forbidden in the European Union). Accordingly, (i) it is possible that the government authorities may not approve environmental impact studies; (ii) public opposition could give rise to delays, changes or cancellations to projects or licenses; (iii) laws and regulations may change or be interpreted in such a way that compliance costs will increase or this will have a significant adverse affect on Abengoa’s operations and plants or plans regarding the businesses in which the Company invests or to which the Company provides its services. If all or part of the subsidy schemes and incentives for renewable energy generation in any jurisdiction in which Abengoa operates are determined to be illegal and, therefore, are eliminated or reduced, Abengoa might not be able to compete effectively with other forms of renewable and conventional energy and could even be unable to complete some projects that are currently underway. A breach of these regulations may lead to significant liability, including fines, damages, fees and expenses and the closure of facilities. In Brazil, environmental liability applies to private individuals and legal entities that directly or indirectly cause environmental damage via their actions or negligence. A single event may give rise to liability of three types (civil, administrative and criminal), independently or cumulatively. Brazilian courts could request the lifting of the corporate veil in circumstances where it is proved that the Company has evaded an obligation to compensate for environmental damage. When the corporate veil is lifted, the shareholders, rather than Abengoa, could be liable to restore the damage. b) Bioenergy consumption The consumption of biofuel for transport –one of the company’s activity areas– is also subject to regulation via specific public support policies both nationally and internationally. Biofuels cost more to produce than gasoline or diesel and therefore requires government support to incentivize their use. Biofuels offer a series of environmental and energy advantages compared to oil-based fuels, making them potentially useful tools for implementing European policies to combat climate change and reduce oil dependency. Environmental regulation has changed very rapidly in recent years, and it is possible that the Company could be subject to more stringent standards in the future. For example, is likely that Abengoa’s activities will be subject to compliance with increasingly more stringent national and international standards on climate change and the costs related to it. Nevertheless, despite major support in the biofuels sector from governments and regulatory authorities in the jurisdictions in which Abengoa operates, and the fact that authorities have reiterated their intention to continue this support, it is still possible that certain existing policies may change over time. Risk derived from a reliance on favorable regulation of the renewable energy business and bioethanol production Furthermore, biofuels are not the only alternative to oil-based fuels for use in transport, as shown by the recent development of electric vehicle technology. It is possible for different energy alternatives that have the potential to progressively substitute fossil fuels in transport to coexist. Future demand for all forms of transport could be covered with a combination of electricity (fuel cells) and biofuels as the main options; synthetic fuels (increasingly produced from renewable sources) as an intermediate solution; and methane as an additional fuel supplemented by liquid petroleum gas. Many of these alternative sources receive or will receive government support in the form of different types of incentives, which may reduce the amount of support available to biofuels. Furthermore, the level of public support can be influenced by external factors, such as public criticism in some countries of the alleged effect of biofuels on increasing food prices. a) Solar power generation Renewable energy is rapidly maturing but its cost of generating electricity is still significantly higher than conventional energy production (nuclear, coal, gas, hydroelectric). Governments have established support mechanisms to make renewable generation projects economically viable, in the form of subsidized tariffs (mainly in Spain), supplemented in specific cases with direct support for investment (mainly in the USA). The subsidized tariffs vary depending on the technology (wind, photovoltaic, STE, biomass) since they are at different stages of maturity and the regulator wants to promote the development of each type by giving developers sufficient economic incentive in the form of a reasonable return on their investment. Without this support, any renewable energy project would currently be unfeasible, although as the technology matures, the need for this support will diminish or even completely disappear over the long term. Annual Report 2015

ABENGOA Consolidated management report Page 190 4.1.2. Operational risk Abengoa’s activities are subject to multiple jurisdictions with varying degrees of regulation, which require significant effort by the company to ensure compliance Risk relating to the possibility that Abengoa could request insolvency proceedings in the event that the Abengoa’s business is subject to strict regulation, especially in Spain, Mexico, USA, Peru and Brazil, and in every other country in which it operates. This regulation requires licenses, permits and other authorizations in relation to the company’s operations. This multi-jurisdictional regulatory framework requires extensive efforts to ensure compliance with all legal requirements. Failure to comply with this regulation may result in the revocation of permits, penalties, fines of significant amounts or even criminal liability. Compliance with the regulatory requirements may result in substantial economic costs for the operations which may not be recovered. In addition, it is not possible to predict either the time or the form of any future regulatory initiative. Changes in the current energy, environmental and administrative regulations could adversely affect the business significantly, its margins and the investments of the Company. The business could also be affected by additional taxes on its activities, a reduction in tariffs, a reduction or the elimination of subsidies or tax incentives or other measures or cuts. company does not reach a refinancing agreement with its main financial creditors as a result of Abengoa’s liquidity needs in the short and medium term. Energy and the environment are part of the activities in which Abengoa is engaged. This activity is performed in changing surroundings, with regulations, subsidies or tax incentives that can be changed or even legally challenged. Throughout recent financial years and especially that of 2015, various amendments to regulations took place in the jurisdictions where Abengoa operates (mainly in the United States and Brazil), mainly in relation to activity concerning renewable energy generation and biofuel production, which affected the profitability of Abengoa's current and future projects, the conditions to effectively compete with non-conventional renewables and other kinds of energy, and the ability to complete some ongoing projects. However, investments in fixed assets (capex) which are higher than those anticipated in projects with a high return but which are extremely demanding in terms of capital in Brazil, Chile and Mexico have impacted on Abengoa's liquidity position and have led to a significant drop in the shares and debt instruments pertaining to Abengoa listed on the stock exchange during the 2015 financial year. All of this has limited access to capital markets and, at the same time, led to a deceleration in the rate of approval of working capital renewals (non-recourse factoring and confirming) by some financial entities, which has all led to a reduction in the liquidity position. Risks associated with concession-type infrastructure projects that operate under regulated tariffs or very long term concession agreements Revenues obtained from concession-type infrastructure projects are highly dependent on regulated tariffs or, if applicable, long term price agreements over a period of between 25 and 30 years, depending on the asset. Abengoa has very little flexibility with regards to amending these tariffs or prices (being subject to increases indexed to the CPI and to possible requests for the economic re-balancing of the concession) when faced with adverse operating situations, such as fluctuations in commodity prices, exchange rates, and labor and subcontractor costs, during the construction and operating phases of these projects. Higher than expected operating costs, especially after many years in operation, in most cases cannot be passed on to the rate or price and would therefore diminish the operating margin and, consequently, the profitability of the project would be reduced. These projects are normally calculated with tariffs or prices that are higher than the operating and maintenance cost. All of the aforementioned, along with Abengoa's high levels of debt, led the company to launch an action plan in September 2015, with measures aimed at reducing the leverage and improving the liquidity position, whereby a set of measures were approved in the Abengoa Extraordinary General Shareholders’ Meeting on October 10, 2015, including a capital increase proposal with the aim of increasing the company's own funds by a cash amount of (face value plus premium) of €650,000,000, in order to reinforce the company's liquidity situation and reduce its levels of debt. The fact that it was not possible to carry out the planned capital increase due to no agreement being reached between the company and the placement financial entities and potential investors led the company to begin a negotiation process with its creditors with the aim of reaching an agreement to guarantee its financial sustainability, pursuant to Article 5 bis of the Ley Concursal. For these purposes, the company submitted the communication set out in Article 5 bis of the Ley Concursal to the Commercial Court of Seville on November 25, 2015. The deadline to reach an agreement with the creditors is March 28, 2016. Similarly, government agencies (in some jurisdictions) or customers (where applicable) are entitled to sanction poor provision of the services under the operational activity, with a lowering of the rate structure or by postponing its update. In the area of renewable energies in particular, there is a risk that the government could reduce or eliminate the rates currently in force at any time during the life of the concession. Annual Report 2015

ABENGOA Consolidated management report Page 191 Risks arising from the difficult conditions in the global economy and in global capital markets and their As noted earlier, global capital and credit markets have experienced periods of extreme volatility and disruption since the latter half of 2008. Continued uncertainty and volatility in these markets could limit access to this route of funding for the capital required to operate and develop the business, including access to project finance which the Company uses to finance many of its projects. impact on reducing the demand for goods and services and difficulties in achieving the funding levels necessary for the development of existing and future projects and debt refinancing The evolution of Abengoa’s business has been traditionally affected not only by factors intrinsic to the company but also by external factors such as economic cycles and their impact on the regions and areas where the company operates. Typically, in situations of economic growth, the demand for the services offered by the Company increases and, conversely, in situations of economic instability or recession, demand suffers. The products and services of the renewable energy sector are part of a market that is subject to strict competition rules To ensure continuity in the long term, Abengoa must be able to compete with conventional energy sources and other sources of renewable energy without public aid. Current levels of government support for renewable energy are intended to support the industry while it develops the technology needed to reduce costs and improve processes. Consequently, as the costs of generation or production decrease, this level of government support is likely to be gradually reduced for many critical projects in the future. In the medium and long term, a gradual but significant reduction in tariffs, premiums and incentives for renewable energy cannot be ruled out. If this reduction occurs, market participants, including Abengoa, must reduce prices to remain competitive with other alternatives. If cost reductions and product innovation do not take place or take place more slowly than necessary to achieve a reduction in prices, this may have a significant negative effect on Abengoa’s business, financial position and the results of its operations. Since early 2008, the impact of the global financial crisis, which has particularly affected the global capital and credit markets, has been very notable. Concerns over geopolitical issues, inflation, energy costs, lack of credit fluidity, the high cost of debt, the sovereign debt crisis and the instability of the euro, among other factors, have led to a significant drop in expectations for the economy in general and, more strongly, in the capital markets. These factors —combined with the volatility of oil prices, the loss of consumer and business confidence and rising unemployment— have contributed to worsening the economic situation of many regions where Abengoa operates. The crisis has had a global impact, and has affected both the emerging and developed economies in which Abengoa conducts a significant part of its operations (i.e. Brazil, the United States and Spain). Economic growth and recovery, both globally and in the European Union, have returned since that time but they remain fragile and subject to limitations on financing in the private sector, concerns about future increases in interest rates and continued uncertainty surrounding the resolution of the euro zone crisis, and more specifically, the uncertainty hanging over the Greek economy. Consequently, uncertainty and economic instability may have an adverse material impact on operators’ decisions to invest in the products sold by Abengoa. The Company also faces significant competition from other suppliers of renewable energy. Regarding the solar energy industry, Abengoa estimates that competition will continue to increase as a result of the entry of new market participants and/or the substitution of renewable energy sources due to the increasing growing demand for the latter. Other factors that may contribute to this are the lower barriers to entry in these markets due to the standardization of the technologies, improved financing opportunities and increased government support. Although Abengoa strives to remain competitive, Abengoa cannot guarantee success over the competition. Should Abengoa fail to compete successfully, this could adversely affect the ability to grow the business and income generation, which could have a significant adverse effect on Abengoa’s business, financial position and the results of its operations. Abengoa is a Spanish company and its capital is denominated in euros. The effects on the global and European economy of the exit of one or more member states from the euro zone, such as Greece's possible exit from the European Union, the secession movement by Catalonia in Spain, the dissolution of the euro, and the possible redenomination of the share capital, financial instruments and other contractual obligations from the euro into another currency or the perception that any of these events may be imminent, are difficult to predict and may result in operational disruptions or other risks of contagion to the Company’s business and may have an adverse material effect on the business, financial position and operating results of the Company. Moreover, despite the Company’s low volume of business in Europe, to the extent that the uncertainty surrounding the economic recovery in Europe continues to adversely affect the state or regional budgets or the demand for environmental services, the Company’s business and operating results may be adversely affected. In this regard, a large number of the Company’s customers are implementing measures aimed at cost savings. These and other factors could, therefore, entail that the Company’s customers will reduce their spending budgets for Abengoa’s products and services. The results of the Engineering and Construction activity significantly depend on the growth of the company’s Concession-type Infrastructures and Industrial Production activities. The Engineering and Construction business is Abengoa’s most important activity in terms of revenues. A significant part of this business depends on the construction of new assets for the Concession-type Infrastructures activity, especially power plants, transmission lines and water infrastructures. If Abengoa is unsuccessful in winning new contracts in its Concession-type Infrastructures activity, the revenues and profitability of the Engineering and Construction activity will suffer. Annual Report 2015

ABENGOA Consolidated management report Page 192 Risks derived from a shift in public opinion about Abengoa’s activities • regulation and possible unanticipated changes that could have adverse retroactive effects for Abengoa; There are certain individuals, associations or groups that may oppose the projects carried out by Abengoa, such as the installation of renewable energy plants, due to reasons such as the misuse of water resources, landscape degradation, land use, food shortages or price increases thereof and damage to the environment. • the exchange/interest rate; • the possibility that governments could expropriate or nationalize assets or increase their involvement in the economy and management of companies, as well as not granting or revoking previously granted licenses; Although carrying out these infrastructure, engineering and building projects generally requires an environmental impact study and a public consultation process prior to granting the corresponding administrative authorizations, the company cannot guarantee that a specific project will be accepted by the local population. Moreover, in those areas in which facilities are located next to residential areas, opposition from local residents could lead to the adoption of restrictive rules or measures regarding the facilities. • the possible imposition of new and higher taxes or tariffs; • the possibility of economic crises, political instability or civil disturbances. For example, some of the contracts of Abengoa in Peru and Mexico are payable in local currency at the exchange rate on the payment date. In the event of a rapid devaluation or the establishment of exchange controls, Abengoa might not be able to convert to the local currency the amount agreed in dollars, which could affect the liquidity position of Abengoa. If part of the population or a particular competing company decides to oppose the construction of a project or takes legal action, this could make it difficult to obtain the corresponding administrative authorizations. In addition, legal action may request the adoption of precautionary measures that force construction to stop, which could cause problems for commissioning the project within the planned time frame causing the non-compliance with Abengoa’s business objectives. In addition, in recent years, we have experienced episodes of political and social instability, with regime changes and armed conflicts in certain countries in the Middle East and Africa, including Egypt, Iraq, Syria, Libya and Tunisia. These events have increased the political instability and economic uncertainty in some of the countries in the Middle East and Africa where Abengoa operates. Furthermore, hostile public opinion about the use of grain and sugar cane should not be readily dismissed either (albeit to a lesser extent in bioethanol production) since these are basic consumer goods that are significantly associated with shortages in the food market. In response to public pressure, governments may adopt measures to ensure that grain and sugar is diverted into food production instead of bioethanol, causing problems for existing production activities and Abengoa’s future expansion plans. Although activities in emerging countries are not concentrated in any specific country (except Brazil), the occurrence of one or more of these risks in a country or region in which Abengoa operates could have a significantly adverse effect on Abengoa’s business, financial position and the results of its operations. Internationalization and country risk Abengoa's policy is to hedge the country risk through country risk insurance policies (covering cases such as political violence, expropriation, nationalization, confiscation, regulatory risk, failure to pay amounts related to the investment, dividends, amortization of credits, contractual breaches by the authorities of the host country regarding the insured investment and revolution or war) and the transfer of risk to financial institutions through the corresponding financing agreements or other mechanisms. However, it is not possible to guarantee that these mechanisms will ensure full coverage of possible contingencies or the full recovery of damages in all cases. Abengoa has projects on 5 continents, some of them in emerging countries, including locations as diverse as Africa, Australia, China, India, Middle East, North and South America (including Brazil), and it is expected to expand operations to new locations in the future. Abengoa’s various operations and investments may be affected by different types of risk related to the economic, political and social conditions of the various countries in which the Company operates, particularly in countries with a higher degree of instability in the various factors cited and often referred to jointly as "country risk", which include: • the effects of inflation and/or the possible devaluation of local currencies; • possible restrictions on capital movements; Annual Report 2015

ABENGOA Consolidated management report Page 193 Risks derived from the difficulty of winning new projects or extending existing ones The materialization of any of these risks could cause delays in the commencement or completion of the projects planned, as well as raising their costs. It could also occur that not all the projects in the portfolio will be carried out. The ability to maintain the competitive position of Abengoa and meet its growth targets (particularly in projects for the production of biofuels and solar thermal power generation plants within the concession-type infrastructure business) depends on the possibilities of expanding current locations or purchasing or leasing new locations in strategically placed areas that meet the requirements required by the type of project. Government restrictions, including environmental, public health and technical restrictions, limit the places where Abengoa facilities can be located. Risks derived from associations with third parties when executing certain projects Abengoa undertakes large projects (both in terms of the resources allocated and the income derived therefrom), which are becoming increasingly more technically complex and are characterized by the award of the entire project to a single contractor. Given the complexity of the projects (usually designed ad hoc) they require the involvement of third parties specializing in the processes necessary to carry out certain activities related to such projects. Thus, it should be noted that, for example, solar power plants can only be built in locations with adequate, sufficient solar radiation levels, access to water, the possibility of connection to the electricity grid and specific topographical conditions. Consequently, the number of viable locations for installing a solar power plant is limited in most countries in which the Company operates (Spain and the United States), particularly as the number of installed solar plants increases and the number of available locations decreases. The increase in the number of solar energy operators in recent years has increased competition for available locations. In addition, although Abengoa conducts extensive studies before investing in the development of any location, the locations that Abengoa chooses may not achieve the expected result. In this regard, it should be noted that Abengoa has made investments in certain projects with third parties where such third parties provide technical expertise to the project. In certain cases, such collaborations are developed through UTEs (a type of temporary joint venture under Spanish law) or joint ventures over which Abengoa has only partial control or joint control. Projects developed through UTE or joint venture agreements are subject to the risk that the company’s partner may block decisions that may be crucial to the success of the project or investment in the project, and it runs the risk that these third parties may in some way implement strategies that are contrary to Abengoa’s economic interests, resulting in a lower return. Furthermore, the success of these partnerships depends on the satisfactory compliance by partners with their obligations. If third parties cannot satisfactorily meet their obligations due to financial or other difficulties, the said partnership may fail to perform or comply with its obligations towards a customer. In these circumstances, Abengoa could be required to make additional investments or provide additional services to ensure the provision of services, or take responsibility for breaches vis-à-vis the customer, or assume additional financial or operational obligations that could eventually lead to lower profits or losses. The development, construction and operation of new projects may be affected by factors commonly associated with those projects The development, construction and operation of traditional power plants, renewable energy plants, desalination plants, water treatment plants, power transmission lines, as well as other projects that Abengoa carries out, involve a highly complex process that depends on a large number of variables. For the proper development and financing of each project, Abengoa must obtain permits, authorizations and, in particular, environmental impact studies and adequate funding, as well as sign contracts for the purchase or rental of land, equipment supply and construction, operations and maintenance, transport and supply of fuel and purchase agreements for all or most of its production. These factors can significantly affect the ability to develop and complete new infrastructure projects. In view of these factors, the most common risks to these types of project are delays in obtaining regulatory approvals, including environmental permits and the inability to obtain financing, whether or not in satisfactory conditions. Operations with third parties expose the company to credit risk Abengoa is exposed to credit risk involving default by a counterparty (customer, supplier, partner or financial institution), which could have an impact on the business, financial position and results of its operations. The Company actively manages the credit risk of the customer through the use of non-recourse factoring agreements, which entail the involvement of banks and others who assume the credit risk of customers, as well as credit insurance. Abengoa manages the credit and market risks linked to the financial derivative instruments by establishing and controlling the limits on the types and degree of risk that can be taken on and signing operations with counterparties that have an "investment grade” credit rating. However, the risk management strategy of the Company may not be effective in limiting exposure to credit risk, which would have a significant adverse impact on the business, financial position and results of the Company. In the case of solar plants, the land where the plants are located are usually leased for a period of not less than 25 years of tariff right or as ownership property. Previously, during the development period, a lease option is signed with the owner under which Abengoa retains exclusive occupation of the land for a reasonable time, sufficient to determine whether or not a plant will finally be able to be built at that location. In some tenders it is necessary, among other requirements, to have ownership of the land or a lease option and the building permits. Annual Report 2015

ABENGOA Consolidated management report Page 194 The delivery of products and the provision of services to clients, and compliance with the obligations contractually agreed regarding amounts to be settled, or both types of damages, depending on what was determined in the contract in question. assumed with these clients, can all be affected by problems related to third-parties and suppliers Some Abengoa contracts require services, equipment or software that are outsourced to third parties, as well as material that is obtained from third party suppliers. The delivery of products or services that do not meet the contractual requirements or the late delivery of products and services may involve a breach in the contracts entered into with customers. Insofar as Abengoa is not able to transfer all the risk or obtain compensation from such third parties, Abengoa will be exposed to customer claims as a result of problems caused by such third party. If these claims are not resolved through settlement agreements, they could lead to long and costly court or arbitration proceedings. In addition, insurance coverage tends not to assume the liability of the Company on those occasions on which it has been convicted, or when the coverage under the policies is much lower than the amount payable by the Company in a possible unfavorable court ruling. Revenues from long term agreements: risks derived from the existence of termination and/or renewal clauses of the concession agreements managed by Abengoa; cancellation of pending projects in The unauthorized use of our products by third parties may reduce their value and prevent the company Engineering and Construction; and the non-renewal of distribution agreements in bioenergy from competing efficiently › Concessions Abengoa protects its property rights based on a combination of trade secrets and intellectual property laws, confidentiality agreements and other technical and contractual measures. These measures may not be enough to protect Abengoa technology against its misuse by third parties which, regardless of the actions that might be taken by Abengoa, could entail greater competition for Abengoa and loss of market share. In addition, these measures may not protect Abengoa against claims by employees and other third parties. Abengoa also takes on risks regarding the protection of its proprietary technology because the markets where the Abengoa products are sold include jurisdictions where there is less protection for intellectual property than in jurisdictions such as the United States or the Member States of the European Union. Projects involving the operation of concessions are governed by the provisions of public contracts, where the competent government agency has certain prerogatives, such as monitoring the effective enforcement of contracts through the requirement for submission of technical, administrative or financial reporting, or the unilateral modification (subject to certain limits) of the established commitments. In any case, these contracts are subject to revocation or termination clauses which may be applicable in cases of inadequate compliance with the commitments (on investment, compliance with efficiency and safety standards, etc.) established in those contracts. Also, some of the projects are subject to renewals by the competent government agency. In no case does the payback of the concessions depend on the renewal of the concession, without prejudice to the fact that if in the case in question the awarding body issues a lease renewal for an additional period and that extension is awarded to Abengoa, this could result in an additional expected return. Likewise, Abengoa is subject to the risk of claims and legal proceedings for alleged breach by Abengoa of the intellectual property rights of third parties. In the future, third parties could sue, alleging infringement by the present or future services or solutions of Abengoa. These claims could lead to costly and lengthy legal proceedings, could give rise to liability for Abengoa if it is concluded that Abengoa has infringed the intellectual property rights of third parties and, regardless of the ultimate outcome of the latter, could distract the management team’s attention from the usual business operations. › Bioenergy distribution agreements Abengoa sells biofuels through medium and long term agreements, mainly in Europe. If these contracts are not renewed or are renewed on less favorable terms, this may have an adverse effect on Abengoa’s business, financial position and the results of its operations. Risks derived from the company’s inability to effectively defend itself against third-party claims The Company’s projects often involve very complex management in the area of engineering (design, construction and systems) and the procurement of materials. The Company may encounter difficulties in the engineering phase, the delivery of equipment, in the quality of the subcontractors, in changes to schedules or other factors (some of which are beyond its control), affecting its ability to complete the project according to the original plans, or to meet contractual obligations. › Backlog in the Engineering and Construction activity It is important to note that the term “backlog” usually refers to projects, operations and services for which the company has commitments, but also includes projects, operations and services for which it does not have firm commitments (i.e. revocable commitments without penalty for the undertaking party). A large part of the projects are conditional upon other factors, usually the process of obtaining third party financing. Similarly, all the projects in the backlog are exposed to unexpected adjustments and cancellations, as well as early termination, variations or non-payment, since the projects may remain in the portfolio for an extended period of time. The Engineering and Therefore, the Company could be subject to lawsuits and claims that would also include those relating to costs passed on due to alleged defects or incomplete work, breach of warranty and/or delayed completion of the project and claims for suspended projects, damages to third parties or breach of contracts with customers. These claims could request consequential damages, as well as those damages Annual Report 2015

ABENGOA Consolidated management report Page 195 Construction contracts that Abengoa signs in the framework of the development of its projects are often executed over a period that may exceed 2 years to complete construction. This circumstance increases the chances that any of such contracts could be terminated early, while respecting the corresponding notice periods. These cancellation processes are legally or contractually regulated, with compensation procedures having been established. However, if any breach or default exists on the part of Abengoa, the Company may not be entitled to receive the compensation stemming from the early termination. In addition to the general responsibilities for each project, Abengoa must also assume the technical risk and the associated guarantee commitments. Likewise, Abengoa must ensure that at all times it respects the minimum levels of subcontracting permitted by regulations applicable in the construction sector and registers with the Register of Accredited Companies (a register which aims to prove that companies operating in the construction sector meet the requirements of capacity and quality in the prevention of occupational hazard), as well as monitoring that the subcontractors are duly registered. Otherwise, Abengoa could be jointly and severally liable for wages and social security. These circumstances should be taken into account especially in “turnkey” contracts. Abengoa cannot guarantee that the expected revenues from its “backlog” will materialize or, even if they do materialize, that they will lead to a profit. Due to the possible termination of projects, suspensions and changes in the schedule and scope of the project, it is not possible to predict with certainty when the backlog may be updated or whether it should be updated. Nor can Abengoa guarantee that additional cancellations will not occur and, even if a project progresses as planned, it is possible that the customer may become insolvent and not pay the amounts due to Abengoa. Material delays, cancellations and payment defaults could significantly affect Abengoa’s business, financial position and the results of its operations. Risks derived from lawsuits and other legal proceedings Abengoa is subject to the risk of claims and lawsuits and disciplinary sanctions in the regulatory environment during the ordinary course of its business. The results of the legal and regulatory proceedings is not predictable with certainty. Abengoa is a party to several lawsuits, proceedings, actions and investigations, including in relation to possible anti-competitive practices. The term “backlog” may not reflect the definition used by other companies with similar activities to those of Abengoa. Therefore, the determination of the backlog may not be comparable to other companies using a different definition. In particular, Abengoa has been sued in certain disputes brought before the United States District Court for the Southern District of New York and the Commercial Court in Seville, on behalf of certain investors of Abengoa, alleging infringement of the securities regulations in the US and Spain. According to Abengoa’s transition towards an “asset light” business model, Abengoa is refocusing its engineering and construction business towards “turnkey” and concessionary projects that require limited capital investment or no investment by Abengoa. In this regard, the backlog of “turnkey” and concessionary projects granted to Abengoa over the past two years has grown significantly. The nature of the Engineering and Construction business exposes the company to potential liability claims The Engineering and Construction business carries out operations in which flaws in the design, construction or systems can involve substantial damages to third parties. Moreover, the nature of the Engineering and Construction business means that customers, subcontractors and suppliers occasionally file claims against Abengoa to recover the costs they have incurred in excess of their provisions, or for those for which they do not consider themselves to be contractually liable. Abengoa has been and will be in the future a respondent in legal proceedings in which the parties claim damages and compensation in connection with Abengoa projects or other matters. These claims and lawsuits arise in the normal activity of the Company. In those cases in which it is concluded that Abengoa is liable, Abengoa may not be covered by its insurance or, should it be covered, the amount of these liabilities could exceed the limits of Abengoa’s policy. Risks arising from delays or cost overruns in the Engineering and Construction activity due to the technical difficulty of projects and the long term nature of their implementation In the Engineering and Construction activity, it is important to note that –with few exceptions– all of the agreements that Abengoa has entered into are ‘turnkey’ construction agreements (also known as "EPC agreements"). Under the terms of these agreements the client receives a completed facility in exchange for a fixed price. These projects are subject to very long construction periods of between one and three years. This type of agreement involves a certain amount of risk that the costs will be higher than those expected and the profitability of the project will be diminished since the price offered prior to beginning the project is based on cost estimates that can change over the course of the construction period, which can make certain projects unprofitable or even cause significant losses. Delays can result in cost overruns, deadlines being missed or penalty payments to the client, depending on what has been negotiated. Furthermore, in most EPC contracts Abengoa is responsible for every aspect of the project, from the engineering through to the construction, including the commissioning of the project. Risks derived from variations in the cost of energy Some of the activities of Abengoa, particularly ethanol production activities, involve significant energy consumption, particularly gas. Annual Report 2015

ABENGOA Consolidated management report Page 196 The profitability of activities that are highly reliant on these inputs is therefore sensitive to fluctuations in their prices. Despite the fact that agreements to purchase gas and other sources of energy normally include adjustment or hedging mechanisms against a rise in prices, the company cannot guarantee that these mechanisms will cover all of the additional costs that could be incurred from a rise in the price of gas or its other energy inputs (especially in long term agreements signed with clients and in agreements that do not include these adjustment clauses). Abengoa’s projects are insured with policies that comply with sector standards in relation to various types of risk, such as risks caused by nature; incidents during assembly, construction or transport; and loss of earnings associated with such events. All of the insurance policies taken out by Abengoa comply with the requirements demanded by the institutions that finance the company’s projects and the coverage is verified by independent experts for each project. Furthermore the insurance policies taken out are reviewed by the insurance companies. If insurance premiums increase in the future and cannot be passed on to the client, these additional costs could have a negative impact for Abengoa. The Company, as a rule, contracts financial instruments on the gas in order to control this price risk. Risks derived from the exposure of power generation revenues to electricity market prices The company’s activities may be negatively affected by catastrophes, natural disasters, adverse weather In addition to the incentives provided, the income of some of the Abengoa projects partially depends on market prices of electricity sales. Market prices of electricity can be volatile and are affected by several factors, including the cost of raw materials, user demand and, if applicable, the price of greenhouse gas emission allowances. conditions, unexpected geological conditions or other environmental circumstances, as well as by acts of terrorism at any of its sites In the event that an Abengoa site is affected by a fire, flood, adverse weather conditions or any other type of natural disaster, acts of terrorism, power outages and other catastrophes, or in the event of unexpected geological conditions or other unexpected environmental circumstances, the company may be unable or only partially able to continue operating these facilities. This could result in lower revenues from the affected site while the problem exists and lead to higher repair costs. In some of the jurisdictions in which Abengoa operates, the Company is exposed to compensation schemes involving components based on market prices and regulated incentives. In such jurisdictions, the regulated incentives component may not compensate for fluctuations in the market price component and, consequently, the total compensation could be volatile. Abengoa has taken out insurance against natural risks or acts of terrorism and the loss of earnings that may arise from stoppages. There is no assurance that the market prices shall remain at the levels that allow Abengoa to maintain profit margins and the desired rates of return on investment. The analysis of whether the IFRIC 12 ruling applies to certain contracts and activities, and determination Risks derived from a lack of available power transmission capacity, potential increases in transmission of the appropriate accounting treatment in the event that it is applicable, involves various complex network access costs and restrictions in other systems factors and is influenced by diverse legal and accounting interpretations In order to provide electricity from photovoltaic and CSP plants to Abengoa customers, the projects need to be connected to the power transmission networks. The lack of available capacity on the power transmission networks could have a substantial impact on projects and lead to reductions in the size of projects, delays in the implementation of projects and increased costs of upgrading the power transmission networks. These issues affecting power transmission, as well as issues concerning the availability of high-capacity systems such as transformers, could significantly affect the capacity to build CSP and photovoltaic plants and to generate sales of solar electric power. Abengoa records certain assets of the concession-type infrastructure business as service concession contracts in accordance with IFRIC 12. The infrastructure that Abengoa records as service concessions according to IFRIC 12 are primarily related to the power transmission lines business, desalination plants and solar thermal power generation plants outside and inside Spain. The analysis regarding whether or not IFRIC 12 applies to certain contracts and activities includes several complex factors and is significantly affected by legal interpretations of certain contractual arrangements or other terms and conditions with public sector bodies. In particular, the application of IFRIC 12 requires that the party that awards the concession should determine what services the operator using the infrastructure must provide, to whom and at what price, and that it also control any residual interest in the infrastructure at the end of the concession period. When the operator of the infrastructure is also responsible for engineering, procurement and construction of the asset, IFRIC 12 requires separate accounting for revenues and margins associated with the construction activities, which are not eliminated on consolidation even between companies within the same consolidated group, as well as for the consequent operation and maintenance of the infrastructure. In these cases, Insurance policies taken out by Abengoa may be insufficient to cover the risks arising from projects and the cost of insurance premiums may rise Abengoa’s projects are exposed to various types of risk that require appropriate coverage in order to mitigate their potential effects. Despite Abengoa’s attempts to obtain the correct coverage for the main risks associated with each project, it is impossible to guarantee that it is sufficient for every type of potential loss. Annual Report 2015

ABENGOA Consolidated management report Page 197 investment in the infrastructure used in the concession agreement may not be classified as property, plant and equipment of the operator, but rather should be classified as an intangible asset or financial assets, depending on the nature of the receivables established in the contract. Risks arising from operations in Brazil Abengoa has a permanent establishment in Brazil, which contributes significantly to its results. In Brazil Abengoa develops its three business areas, but at present the most notable area is that of construction and operation of electricity transmission lines. Therefore, the application of IFRIC 12 requires significant judgment in relation to, among other factors, (i) the identification of certain infrastructures and contracts within the scope of application of IFRIC 12; (ii) an understanding of the nature of the payments in order to determine the classification of the infrastructure as a financial asset or as an intangible asset; and (iii) the time scale and the recognition of revenues from the construction and concessionary business. Abengoa currently has certain electricity transmission line projects under construction. The inability to secure funds for some of the projects could have a significant impact on the profitability thereof or cause their delay or possible cancellation, with consequent penalties for Abengoa. On the other hand, the operations in Brazil present an exchange rate risk, since movements in the trading price of the Brazilian Reais may introduce volatility in Abengoa’s results. Abengoa has a broad policy of hedging the exchange rate risk. For example, in concessionary projects such as electricity transmission lines, the funds provided by financial institutions are locally obtainable in Brazilian Reais, the same currency in which the income is received, which constitutes a natural hedge to movements in the currency. Regarding the remaining risk, Abengoa contracts hedging instruments whenever economically feasible, thereby minimizing the impact that a potential devaluation of the Brazilian Reais could possibly have on Abengoa’s results. Changes in one or more of the factors described above could significantly affect the conclusions of Abengoa on the application of IFRIC 12 and, therefore, the results of its operations and financial position. Consequently, if it is determined that such assets do not fall within the scope of IFRIC 12, the associated revenues and margins obtained by Abengoa during the construction phase of the affected assets might not be recognized in accordance with IFRIC 12 and eliminated on consolidation, leading to a decrease in revenues and profits in the Consolidated Financial Statements of the period, and a reclassification of intangible assets to property, plant and equipment in the consolidated balance sheet. Therefore, if it is determined that these assets no longer fall within the scope of application of IFRIC 12, this would affect the comparability of the operating results of Abengoa and its financial position in the periods in which such determination was made. Risks derived from turnover in the senior management team and among key employees or from an inability to hire highly qualified personnel The recovery of tax losses depends on obtaining profits in the future, which in turn depends on Abengoa’s future success heavily relies on the participation of the entire senior management team and key employees, who have valuable experience in every business area. Abengoa’s capacity to retain and motivate senior executives and key employees and to attract highly skilled employees will significantly affect Abengoa’s ability to develop the business successfully and expand operations in the future. If Abengoa loses one or more of its senior executives or valuable local managers with significant experience in the markets in which it operates, Abengoa could find it difficult to appoint replacements. uncertain estimates Abengoa assesses the recovery of deferred tax assets on the basis of future taxable profit estimates. These estimates stem from the projections included in the 5-year and 10-year strategic plan prepared by Abengoa and drafted yearly and reviewed twice a year to ensure the accuracy of the assumptions used in their preparation. Based on current estimates, Abengoa expects to generate sufficient taxable income to recover the tax credits. Nevertheless, income may be affected by adverse circumstances that arise during the ordinary course of its business, as well as due to non-recurring extraordinary circumstances. A modification to estimates and assumptions by Management may result in the non-recognition of the recoverability of deferred tax assets in the balance sheet of the Company, if indeed it is considered unlikely that no taxable profits against which to offset the deductible temporary differences will be recorded, which will result in the recognition of the tax expense in the consolidated income statement, although there would be no impact on cash flows. Construction projects related to the Engineering and Construction activity and the facilities of the Concession-type Infrastructures and Industrial Production activities are hazardous workplaces Employees and other personnel that work on Abengoa’s construction projects for the Engineering and Construction activity and at the facilities of the concession-type infrastructures and Industrial Production activities are usually surrounded by large scale mechanical equipment, moving vehicles, manufacturing processes or hazardous materials, which are subject to wide-ranging regulations when they are used. Projects may involve the use of hazardous or highly regulated materials that, if not handled correctly or spilt, could expose the company to claims that result in all types of civil, criminal and administrative liabilities (fines or Social Security benefits surcharges). In relation to the tax loss carryforwards and deductions pending set-off recorded as deferred tax assets, the Company, based on the assessment made, expects to recover these through the projected taxable profit and the tax planning strategy, taking into account in the said assessment the possible reversions of deferred tax liabilities, as well as any limitation established by the tax regulations in force in each tax jurisdiction. Annual Report 2015

ABENGOA Consolidated management report Page 198 Despite the fact that the company has functional groups that are exclusively responsible for monitoring the implementation of the necessary health and safety measures, as well as working procedures that are compatible with protecting the environment, throughout the organization (including at construction and maintenance sites), any failure to comply with these regulations could result in liability for the company. In the event of non-compliance Abengoa could be found liable. that might be unavailable or might involve incurring substantial additional future debt, including secured debt, if available. Abengoa also has euro-denominated commercial paper issued to manage working capital demands. If short-term financing, non-recourse confirming for paying suppliers or euro-denominated commercial paper are not available and Abengoa cannot replace these sources of financing with other sources appropriately and in good time, this would have a significant adverse effect on Abengoa’s liquidity position and would, consequently, affect its working capital demands. Historical safety levels are a critical part of Abengoa’s reputation. Many of its clients expressly require the company to comply with specific safety criteria in order to be able to submit bids, and many contracts include automatic termination clauses or withdrawal of all or part of the contractual fees or profits in the event that the company fails to comply with certain criteria. Consequently, Abengoa’s inability to maintain adequate safety standards could result in lower profitability or the loss of clients or projects. The payment-management policy at Abengoa establishes as a general rule that all companies within the group must make their payments to providers and suppliers by non-recourse bank confirming payments (also known as non-recourse confirming) without differentiating between any providers from the group that for various reasons might be part of the supply chain for each company. In any case, whether it is an external provider or one from within the group, the underlying document of the non-recourse confirming will always be a commercial invoice deriving from the operational activities of a specific company. As at the date of these Consolidated Financial Statements, no agreements have been terminated, no penalties have been imposed and no material decreases in earnings have occurred due to failures to comply with safety-related obligations. The accounting treatment of this type of operations is not expressly covered in the IFRS regulations. Nonetheless, on October 27, 2015 the European Securities and Markets Authority (ESMA) published a document in which it identifies its priorities for issuing financial statements corresponding to the year 2015, with the aim of promoting consistent application of international accounting standards across all issuers. The document in question indicated that confirming operations (also known as “reverse factoring”) should be analyzed depending on the economic substance of the agreements between the parties, with the aim of deciding whether the trade debt should be classified as financial debt within the statement of financial position and whether the flows should be classified as financial or operational in the cash flow statement. In any case, ESMA recommends that the issuer clearly sets out the accounting classification policy that it has applied, indicating the assumptions that have been made and the corresponding quantitative impacts. Abengoa operates with high levels of debt and could take on additional borrowing Abengoa’s operations are capital intensive and the company therefore operates with a really high level of indebtedness. The consolidated gross financial debt at December 31, 2015 was€ 9,396 million. Of the consolidated gross debt at December 31, 2015, €6,325 million correspond to corporate financing and €3,071 million to “project” financing. This is generally understood to be financing that does not have recourse to the parent company or controlling shareholder or another Abengoa company, but whose repayment is instead guaranteed by the flows and assets of the projects financed under this method, as well as by the shares of the project companies. In this sense, insofar as there are no substantial changes to the conditions of the trade debt (for example, modifications to the due date, value, or interest rates, where appropriate), the fact that after the confirming operation the new legal creditor is a financial institution in place of the original trade creditor does not change the economic character of the debt that originated from the operational activities of the group company. This interpretation is applicable both in cases where the debt was established with an external provider and with one from within the group. In this way, the accounting policy consistently applied by Abengoa in recent years for provider balances linked to confirming without recourse has been to keep them recorded up to their due date under the “Providers and other accounts payable” heading of the statement of financial position independently of whether the creditor has assigned the collection rights to a financial institution and whether they originate from an external provider or from within the group. In the case of group providers there might be particular factors that could give rise to different interpretations. Of the €3,071 million in “project” financing at December 31, 2015, approximately €2,049 million correspond to bridge loans, in which Abengoa and/or its subsidiaries (distinct from the “project” subsidiaries) guarantee bonds for the purpose of acting as sponsors during the period prior to the period in which the project companies guarantee the financing of the project in the long term (typically periods of under 2-3 years). In the case of failure to comply with these obligations, the creditors would have recourse against Abengoa and any other subsidiary that might have guaranteed these bonds. If it has not been possible to assign the bridge financing to projects under construction, this financing will be classified in the consolidated statement of financial position as corporate financing, depending on the nature of the loan. Abengoa has significant short term financing lines and non-recourse confirming in order to finance and manage its working capital requirements. If these lines and the non-recourse confirming were withdrawn, reduced, or became unavailable, Abengoa would have to obtain other sources of finance Annual Report 2015

ABENGOA Consolidated management report Page 199 Nonetheless, if in the future there is a change in the interpretation of the relevant agencies that does not coincide with the interpretation applied to date, the Management will modify the criteria set out above. • Delay or reduce investment in fixed assets (capex); • Forgo business opportunities, including acquisitions; or • Restructure or refinance all, or part, of the debt when it matures or before then. Finally, it is worth noting that, in any case, this change would not have any impact on compliance with the debt ratio given that, in accordance with what is set out in the corresponding financing agreements, provider balances connected to non-recourse confirming are explicitly excluded from the figures to include in determining the debt ratio. If Abengoa breaches any of the debt servicing obligations or breaches any related financial or operational limitation, the creditors could declare the total value of the debt immediately due and payable and could foreclose on any asset pledged as collateral. Furthermore, some of the financing agreements contain cross default clauses, meaning that breach of one specific financing agreement will automatically count as a breach of other financing agreements. Some of the financing agreements also contain cross default clauses relating to financing agreements of other sponsors that are not related with Abengoa. These cross default clauses could accentuate the effect of an individual breach. Consequently, a breach relating to debt could entail a substantial loss for Abengoa and could have a significant adverse effect on the ability of Abengoa and its subsidiaries to meet their respective obligations regarding said debt. Abengoa's debt could increase in the future for various reasons, including fluctuations in operating results, investment in fixed assets (capex), and possible acquisitions or joint ventures. Abengoa's high level of debt could, amongst others, have the following consequences: • Impede the successful refinancing of future maturities; • Impede compliance with obligations relating to pending debt; Despite the significant current leverage, the terms of the agreements relating to debt allow Abengoa and its subsidiaries, joint ventures, and associates to incur substantial extra debt in the future, including secured debt. Furthermore, the terms of the debt do not limit the value of the “project” financing that can be incurred, including “project” financing in the form of bridge loans secured by Abengoa and/or its subsidiaries. If Abengoa incurs additional debt, the current risks might intensify. • Make future borrowing more expensive; • Increase vulnerability to general adverse economic and industrial conditions; • Inability to fulfill short-term payment obligations; • The need to dedicate a substantial volume of operational cash flows to payments relating to the debt, thus reducing the availability of the cash flows to finance the working capital, investment in fixed assets (capex), R&D&i investment, and other business aims; On the other hand, on the date of presentation of these Consolidated Annual Accounts, Abengoa is complying with all of the financial covenants of the agreements entered into and in force. Under the terms of certain finance agreements, in which Abengoa normally acts as borrower, lenders have the right to request the early maturity of the debt, with interest, fees, and expenses accrued, if a natural or legal person other than the controlling shareholder (Inversión Corporativa IC, S.A.), acquires control of Abengoa. • Restrict the ability to make dividend payments and that the subsidiaries make dividend payments to Abengoa in view of the payment limitations and restrictions set out in the financing agreements; • Limit flexibility in planning or in reaction to changes in the business and markets in which Abengoa operates; Finally, under the terms of the debt issuances, the Company is obliged to offer the repurchase of the bonds if there is a change in control of the Company. • Put Abengoa at a competitive disadvantage compared to competitors with lower levels of debt; In the case of a change of control, Abengoa might be unable to obtain sufficient funds to be able to repay all of the outstanding debt under the finance agreements or to repurchase the bonds. • Limit the ability to borrow additional funds; and • Compromise the viability of the company. Risks derived from the need to make significant levels of investment in fixed assets (CAPEX) If the operational cash flows and other resources are insufficient to repay the obligations when they mature or to finance liquidity requirements, Abengoa might be obliged to carry out one or more of the following actions: In order to carry out its operations the Company requires a high level of investment in fixed assets (capex), principally in the area of concession-type infrastructure activity, as well as engineering and construction, investment that is expected to increase significantly over the next few years. Annual Report 2015

ABENGOA Consolidated management report Page 200 The Company has significant fixed asset (capex) investment needs relating to the construction of power transmission lines, solar energy plants and installations, power cogeneration plants, ethanol-production infrastructure, and desalination plants. The capex needs depend on the number and type of projects to be carried out in future. If these difficulties in accessing financing persist, it might not be feasible to close on the financing, something that might require additional investment by Abengoa or might result in not accomplishing the projects. The cost of this financing, and ultimately its very availability, might mean that the Company cannot invest in these projects and must abandon them, with the subsequent loss of the development costs incurred and the expected future profitability. The Company is in a phase of expansion of its own assets and plants for concession-type infrastructure activity. Return on investment, especially that made in concessions, will occur in the long term (more than 10 years) and there is a risk that some of the Company's projects will not deliver a return on investment because of operational problems attributable to the company or for reasons external to it. In this regard, as has happened in the past (e.g. projects in Brazil, Chile, and Mexico), it is possible that Abengoa's investments in fixed assets (capex) will be greater than initially envisaged. The perception of the market in relation to the instability of the euro, a potential return to national currencies in the Eurozone or the complete disappearance of the euro could affect the company’s business As a result of the credit crisis in Europe, in particular in Greece, Italy, Ireland, Portugal, and Spain, the European Commission created the European Financial Stability Fund (“EFSF”) and the European Financial Stability Mechanism (“EFSM”) to provide finance to Eurozone countries in financial difficulties that requested this help. Throughout 2012 certain Eurozone countries announced austerity programs and other cost reduction initiatives, and the EFSF was permitted to expand its powers to provide direct finance to certain financial bodies in the Eurozone, including certain Spanish bodies. Furthermore, the European Central Bank (“ECB”) has indicated its willingness to take additional measures to support the euro if necessary. In January 2015, the ECB revealed quantitative easing measures to be performed until September 2016, aimed at boosting the economy of the Eurozone and at avoiding deflationary situations. These measures and guidelines have helped, or it is hoped that they will help, to stabilize the euro between 2012 and 2015. There is no certainty that recent disruptions in Europe regarding sovereign debt will not reoccur or that the aid packages will be available again or, even if they were, that they would be sufficient to stabilize the countries and markets affected in Europe or in other areas. Furthermore, there is the risk that new financial conditions will be imposed, as the Brazilian government did in the first half of 2015 by reducing the permitted leverage in relation to power transmission line projects in that country and increasing the a value of the capital that must be invested. In addition, Abengoa's Extraordinary General Meeting held on October 10, 2015 agreed to instruct the Board of Directors of the Company to abide by the following limitations when exercising its powers for approving the policy for commitments to investment in fixed assets (capex): (i) It must heed the fixed asset (capex) investment commitments in projects assumed through October 10, 2015. (ii) For fiscal year 2015, it shall not assume new capital investment (capex) commitments in new projects. (iii) As regards new fixed asset (capex) investment commitments in new projects from January 1, 2016, the maximum investment amount for each fiscal year shall be €50 million (€50,000,000). Notwithstanding the foregoing, the above limit shall cease to apply if: (i) the ratio of corporate gross debt (which includes non-recourse debt in process and bridge financing, as such concepts are defined in the Company’s consolidated audited annual financial statements) to corporate EBITDA is less than 3.5x, or (ii) the Company achieves a rating of at least BB-, by Standard and Poors or Ba3 by Moody’s. This uncertainty persists in relation to the debt of certain Eurozone countries and regional governments and the solvency of particular European financial entities and their ability to face up to their future financial obligations. The prolonged adverse market conditions have created doubts about the overall stability of the euro and about the suitability of the euro as a single currency given the diverse political and economic circumstances of the member states. These and other concerns could lead to the reintroduction of individual currencies in one or more member states or, in more extreme circumstances, the dissolution of the euro. If the euro were to be dissolved, the legal and contractual consequences for the bearers of obligations denominated in euros would be decided by the laws in place at that time. The transformation of these potential events or the market's perceptions of these questions and others related ones could have a significant adverse effect on the Company's business and financial situation, as a significant amount of the Company's debt is denominated in euros. The high investment needs imply a reliance on access to capital markets and bank financing both to finance new projects and to meet the general corporate finance requirements. The problems accessing financing, motivated amongst other reasons by the existing high level of debt, might increase the cost of obtaining financing, or it might even not be possible to obtain it, with a subsequent reduction in the internal rate of profit of the projects that partially depend on the Company's degree of leverage. Annual Report 2015

ABENGOA Consolidated management report Page 201 Risks derived from a cut in the company’s credit rating Risks relating to the impossibility of completing the enhanced plan for disinvestment in assets throughout the 2016 financial year The credit ratings affect the cost and other terms under which Abengoa can obtain financing (or refinancing). Rating agencies evaluate Abengoa regularly and their credit ratings are based on a number of factors, some of which are outside Abengoa's control. A key element of the Company’s comprehensive action plan launched on September 24, 2015 to reduce the corporate debt, improve the liquidity position, and stabilize operations and relationships with Abengoa commercial partners are the implementation of the Company’s enhanced plan for disinvestment in assets. In accordance with this program, it is expected that approximately €1,200 million will be obtained by the end of the 2016 financial year (including €500 million from the disinvestments plan announced on August 3, 2015) through the sale of assets and monetization of all or part of the economic rights (realization of the economic rights by issuing some type of financial instrument, for example, convertible bond or equity preference) of Abengoa’s stake in Atlantica Yield or the sale in a private process of all or part of Abengoa’s stake in Atlantica Yield. Any future reduction in Abengoa’s rating (or also in the general rating of Spain), could adversely affect Abengoa’s ability to obtain financing under commercially acceptable terms or in any other way, with the outcome of the cost of financing increasing significantly and this reduction interfering in Abengoa’s ability to implement its strategy of reducing corporate debt and improving the Company’s liquidity position. Abengoa cannot guarantee that falls in the rating of Spain or of Abengoa will not occur in future. The evolution of interest rates and exchange rates and the company’s hedging could affect its results Abengoa's ability to obtain at least approximately €1,200 million through the implementation of the enhanced plan for disinvestment in assets before the end of the 2016 financial year is subject to a number of risks and uncertainties, including, amongst others, the following: In the normal course of its business, the company is exposed to various types of market risk, including the impact of interest rate movements. Part of its borrowing accrues interest at variable interest rates, normally linked to benchmarks such as EURIBOR and LIBOR. Any increase in interest rates would increase the financial costs associated with the variable interest rate, and would increase the cost of refinancing existing borrowing and issuing new debt. • Adverse market and macroeconomic conditions that might have a negative effect on investors' interest in purchasing these assets; • The non-existence of purchasers who wish to acquire the assets at the prices and under the terms that Abengoa considers appropriate to obtain the desired profitability and meet the liquidity requirements; In project financing, as a general rule, hedges are carried out to the value of 80 % of the amount and term of the respective financing, through hedging arrangements and/or swaps. In corporate financing, as general rule, 80 % of the debt is covered throughout the term of the debt; in addition, in 2009, 2010, 2013 and 2014 Abengoa issued notes on the capital market at a fixed interest rate. • Interested buyers might not have financing under terms that are favorable for them or might not have any financing to buy Abengoa's assets; • The government authorities that granted the concessions or others partner organizations in the relevant contracts might not give their consent to the transfer of the concession or of the long-term power purchase agreement in time or under terms that are acceptable to Abengoa or the buyer of the asset; Abengoa is exposed to exchange rate risk in operations denominated in a currency that is not the functional currency of each of the companies in its group. As the group’s international activities grow, a significant part of its operations may be carried out in currencies other than the functional currency of each company. • The lenders of the project financing associated with the assets for sale might not give their consent to the sale of the assets in question in time or under terms that are acceptable for Abengoa; and Abengoa actively manages this exposure by using options and interest rate swaps to cover exposure to interest rates and futures contracts and exchange rate swaps to cover the exposure to foreign exchange rates. • Abengoa's equity partners in the project companies associated with the assets for sale might not give their consent to the sale of the assets in question in time or under terms that are acceptable for Abengoa; and As a general rule foreign exchange hedging instruments over any position in a currency other than the Company’s reference currency are carried out by exchange rate insurance principally, analyzing case by case the existing foreign currency exposure. Annual Report 2015

ABENGOA Consolidated management report Page 202 Risks derived from reduced financial and operational flexibility because of the limitations and obligations If Abengoa does not manage to implement the enhanced plan for disinvestment in assets at the end of the 2016 financial year, Abengoa might not be able to repay the corporate financing and project financing, that is due during the rest of the 2015 financial year and up to September 30, 2016, and might have to restructure or refinance these obligations. Abengoa could also be unable to stabilize its operations and its relationships with commercial partners and might have to delay or reduce its investments in fixed assets (capex) or reject business opportunities. Furthermore, Abengoa’s inability to carry out the enhanced plan for disinvestment in assets could lead to a reduction in Abengoa’s credit rating, something that could impede its ability to obtain financing under commercially acceptable terms or in any other form, increase the cost of financing or interfere in its ability to develop the corporate strategy. Furthermore, Abengoa’s inability to complete the sales during 2016 of the assets that are identified as assets available for sale, the sale of which it considers to be highly probable. This would prevent Abengoa from continuing to classify any asset and related liability that has not been sold as available for sale and would entail the reclassification of the asset and related liability, including the debt, in the Consolidated Financial Statements, which would have the effect of increasing the levels of corporate financing and project financing. established in financing agreements The agreements relating to the indebtedness and other financial obligations of Abengoa and some of its subsidiaries contain affirmative and negative limitations and obligations, including the requirement to maintain certain financial ratios. Depending on the agreement, these obligations and limitations reduce operational flexibility by limiting the capacity of Abengoa and of certain subsidiaries to, amongst other matters: incur additional debt, make distributions, loans and other types of restricted payments; liquidate or dissolve companies; enter into spin-off, transformation, merger or acquisition agreements, subject to certain exceptions provided for in the agreement itself; and change the nature or scope of the business lines. The restrictions on the ability of Abengoa's subsidiaries to transmit assets to Abengoa through loans, advances, or dividends without the consent of third parties is significant. Project financing agreements generally prohibit distributions to Abengoa, unless certain specific conditions are met, including compliance with financial ratios. If Abengoa or one of its subsidiaries does not fulfill some of these obligations and limitations, a breach could be declared that, if it is not remedied or waived, could lead to the early cancellation of the debt and could limit the ability of the subsidiaries to make distributions to Abengoa. Risks arising from the need to generate positive cash flows. Risks deriving from “project” financing As a result of the investments made in Abengoa's different activities in 2015, 2014, 2013 and 2012 in fixed assets (capex), Abengoa has generated a significant volume of negative cash flows in these periods, and liabilities at the end of each of these periods have exceeded tangible assets. Abengoa tries to finance certain significant projects and investments, including investments in fixed assets (capex) relating to concessions or to regulated tariff agreements primarily through financing agreements that, with certain exceptions, require the financing to be repaid exclusively with the income from the project that is being financed, so that repayment of the financing (and the interest on it) is exclusively guaranteed by the shares, fixed assets, contracts and cash flows of the project company. The high level of debt requires the dedication of a substantial part of the operational cash flow to debt payment, thus reducing Abengoa's ability to make payments, refinance the debt and finance investments in fixed assets (capex) and in R&D&i initiatives. Furthermore, a substantial part of the “project” financing of the project companies is fully amortized during the term of this financing and Abengoa is confident in the generation of cash flows by these project companies to meet these payment obligations. Abengoa's cash flows are, to a great degree, subject to economic, financial, competition, legislative, regulatory and other factors that are outside the Company's control. However, Abengoa cannot guarantee that the business will generate sufficient cash flows from operations; that the ongoing cost savings and operational improvements will be made in the anticipated timescale; that Abengoa will be able to maintain the same terms regarding receipts and payments and therefore maintain the negative working capital balance; or that future provisions of financing agreements will be sufficient to cover the debt, finance other liquidity requirements or make it possible to continue with the plan for investment in fixed assets (capex). Abengoa may have to refinance all or part of the debt on the debt it matures or before then. Abengoa cannot guarantee that it will be able to refinance this debt under commercially reasonable terms. Even when the creditors under the “project” financing do not have a direct claim against Abengoa or its subsidiaries, except against the borrowing project companies, a breach by the borrowing project companies might have significant consequences for Abengoa and its subsidiaries, including, without limitations: • A reduction in receipts of dividends, charges, interest payments, loans and other sources of cash, as the project company is prohibited from distributing cash to Abengoa and its subsidiaries for as long as this breach remains in place; • Recording a loss in the event that the lender forecloses on any of the assets of the project company; and • The loss or reduction of investor and creditor confidence in Abengoa. Annual Report 2015

ABENGOA Consolidated management report Page 203 Risks arising from Company's dividend policy obtained that is sold (bioethanol, sugar, distilled grain and solubles, etc.). These prices are subject to a high degree of volatility and uncertainty. Under the framework of the action plan announced by the Company on September 24, 2015, Abengoa’s Board of Directors agreed at its meeting on September 23, 2015 to suspend payment of cash dividends for as long as the Company does not have a rating of, at least, BB-from Standard & Poors or Ba3 from Moody’s or a leverage ratio of gross corporate debt (including bridge financing or non-recourse debt in process) according to the last balance sheet approved, to corporate EBITDA corresponding to the twelve months immediately previous to the date of this balance, less than 3.5 times. The prices and supply of maize, the main raw material for production of ethanol, are decided by various market factors that are outside Abengoa's control that are typical of commodities (balance of supply and demand – national or global – speculative flows) or are external to the market, such as the climate, scarcity, export prices, and certain protectionist government policies in the United States, Europe, Brazil and the rest of the world. During the years 2011, 2012, and 2013, Abengoa’s bioethanol business faced adverse market conditions, principally the large increase in the price of the raw materials (maize and sugar) because of the poor crops in those years and the fall in the price of ethanol as a consequence of low demand for gasoline, especially in the United States market. These market conditions improved significantly during 2014, the recovery of the price of ethanol also being favored by the normalization of the price of the raw material that improved the profitability of the business. In 2015, there is again a difficult market environment, fundamentally in the United States, owing to the reduction in the price of ethanol determined, in part, by the price of gasoline. If the Company does not obtain the rating described above or a gross corporate debt ratio lower than the previously indicated figure, the Company will not distribute cash dividends to its shareholders. Risks derived from the correlation between the prices of sugar, oil and sugar cane. In general, the price of ethanol correlates with the price of sugar and, up to a certain point, with the price of oil. A significant part of the ethanol produced in Brazil is produced in sugar-cane mills that produce both ethanol and sugar, so the prices of both products are correlated and the correlation between ethanol and sugar increases over time. Moreover, sugar prices in Brazil are determined by prices in the global market so there is a strong correlation between ethanol prices in Brazil and global sugar prices. As a consequence of the volatility of the prices of these commodities, the operating results of the biofuels sector of the Industrial Production activity might fluctuate considerably. The increase in the prices of the raw materials (maize and gas mainly) or the fall in the prices of the products obtained (ethanol) could mean that Abengoa’s operation of the production plants ceases to be profitable. Given that flex-fuel vehicles allow consumers to choose between gasoline and ethanol in gas stations, the prices of ethanol are ever-more correlated positively with the prices of gasoline and, consequently, with the prices of oil. Abengoa believes that this positive correlation between products will increase over time. In the same way, a reduction in sugar prices will have a negative effect on the financial development of the ethanol and sugar businesses, and the current reduction in the price of oil could have a significant adverse effect on Abengoa’s business, financial situation and operating results. Nonetheless, biofuels are not the only alternative fuel for the transport sector currently being developed in the market. Future demand for fuel will depend on the relative attractiveness of other technologies, such as electrical vehicles, synthetic fuels, and other fossil fuels such as methane or liquid gas. Some of these technological initiatives receive public support from governments. If biofuels do not continue to be an attractive and competitive alternative fuel for gasoline and other emerging technologies, this could have an adverse effect on the business, financial situation and operational results of Abengoa. Abengoa is aware of the impact that prices of raw materials have on the activity of biofuel production, and to mitigate the risk associated with these prices, insofar as it is possible, it has a policy of not committing to the production and sale of biofuels until it has ensured the supply of the necessary raw materials, something that considerably diminishes uncertainty regarding the margins obtained. In the USA and Europe maize is insured on the international markets, while in Brazil, owing to the particular characteristics of sugar cane there are supply agreements with farmers from areas close to the plants. Likewise, Abengoa uses risk coverage strategies, including futures sales contracts and options that are listed on organized markets, as well as other over the counter contracts to mitigate the risk deriving from an increase in the purchase price of raw materials, as well as of the sale price of the final product. While they do not eliminate them completely, these strategies considerably reduce Abengoa's exposure to the price of commodities and to procurement risks. Risks derived from sensitivity in the demand for raw materials for bioenergy production and volatility in the price of the end product The profitability of the biofuels sector within Abengoa’s Industrial Production activity is affected by the prices of the commodities, including Abengoa’s capacity to manage the price differentials (spreads) between the raw materials that must be acquired (maize, sugarcane, natural gas, etc.) and the product Annual Report 2015

ABENGOA Consolidated management report Page 204 Risks relating to changes in technology, prices, industry standards, and other factors times its financial rights); and that, should this situation arise, it will sell the necessary amount of Class A shares or will convert them into Class B shares in order to maintain this ratio. The markets in which Abengoa's activities operate change quickly owing to technological innovations and to changes in the prices, industry standards, client requirements, and the economic environment. New technology or changes in the industry and in clients' requirements might mean that existing products and services become obsolete, excessively expensive, or not easily marketable. Consequently, Abengoa must improve the efficiency and reliability of existing technologies and pursue the development of new technologies to remain at the forefront of industry standards and the requirements of clients. Abengoa must continue to incur significant R&D&i expenses to maintain and improve its competitive position. Some of Abengoa's competitors might have substantially greater financial resources than Abengoa. If the Company is unable to introduce and integrate new technologies into its products and services in a timely and cost effective manner or does not obtain the necessary financing to carry out appropriate R&D&i activities, Abengoa’s competitive position and growth prospects will deteriorate, something that might in turn have an adverse material impact on Abengoa’s business, financial situation, and operating results. Similarly, through the shareholder agreement with First Reserve Corporation (another shareholder in the company), Inversión Corporativa IC, S.A. has agreed that while FRC or any of its related companies owns Abengoa Class B shares or any other instrument that is convertible or exchangeable for Abengoa Class B shares, they will not propose or request the Board of Directors to recommend to shareholders any modification to the company’s bylaws that adversely affects the equal rights between Class B and Class A shares in relation to the distribution of dividends or similar distributions as established in the bylaws and that if this proposal were to be submitted by another shareholder, or by the Board of Directors, they will vote against it. The existence of two share classes, Class A and Class B, with different voting rights, could deter third parties from carrying out transactions to take control of the company Abengoa has two types of share with different voting rights. Class A shares have the right to 100 votes per share while the Class B shares have the right to 1 vote per share. The company has a controlling shareholder Owing to the different voting rights that derive from the Class A Shares and the Class B Shares, shareholders with Class A Shares will have significant voting rights regarding matters that require the approval of the shareholders, including naming directors and significant company operations, such as the merger or sale of the Company or its assets. Given that this concentrated control is a disincentive for the other shareholders to promote a possible merger, takeover offer, or any other operations involving change of control that shareholders with Class B Shares might regard as beneficial, the market price of the Class B Shares might be adversely affected. As at the reference date of the Consolidated Financial Statements, Inversión Corporativa I.C., S.A. is direct and indirect holder of 51.78% of the voting rights in Abengoa. Consequently, this company controls Abengoa under the terms of Article 42 of the Code of Commerce and can therefore exert a controlling influence over certain issues that require the shareholders’ approval, notwithstanding the protective measures and the separate voting rights corresponding to Class B shares in certain cases, pursuant to the company’s bylaws. Conflicts could arise from differences between the interests of Inversión Corporativa I.C., S.A. and the remaining shareholders, which may be resolved by the controlling shareholder in a way that does not suit the interests of the other shareholders. In addition, shareholders with Class B shares might not have the same protections as shareholders with Class A Shares in the event that a takeover offer is made by a third bidder for all of the shares in the Company with voting rights. In accordance with Spanish legislation regarding takeover bids, it is unclear whether in this case the bidder would be obliged to offer shareholders with Class B Shares the same price per share than to the shareholders with Class A Shares. Abengoa’s Bylaws establish a right of redemption for shareholders with Class B Shares at a price that is equal to that offered by the bidder to shareholders with Class A Shares in those cases in which a takeover bid is made for all of the shares with a vote in the Company that does not offer the same treatment to shareholders with Class A Shares and to the shareholders with Class B Shares. Given that the inclusion of this right of redemption in the Bylaws might be a disincentive to launching a voluntary takeover bid that shareholders with Class B Shares could see as beneficial, the market price of the Class B Shares could be adversely affected. Nevertheless, Inversión Corporativa IC, S.A. has signed a shareholder agreement with the company, in which it agrees to the following, among other issues, (i) only exercise its voting rights up to a maximum of 55.93% (the percentage of votes that it had at the date of signing the shareholder agreement) in cases in which, as a result of exercising the right to convert Class A shares into Class B shares, as stated in the company’s bylaws, the total voting rights that it holds as a percentage of the total voting rights of the company increases; and (ii) that the percentage represented at any given time by the number of shares that it holds with the right to vote (whether these are Class A shares or Class B shares) of the total number of company shares, will not be less than one quarter of the percentage represented by the voting rights that these shares attribute to Inversión Corporativa IC, S.A. at any given time, in relation to the company’s total voting rights (in other words, that its voting rights will not be greater than four Annual Report 2015

ABENGOA Consolidated management report Page 205 Risks of conflicts between the bylaw provisions and the constraints included in the debt preferential subscription rights, that allow them, after exercising them, to maintain their respective entitlement of Abengoa’s share capital. Abengoa’s Bylaws establish a right of redemption for shareholders with Class B Shares in those cases in which a takeover bid is made for all of the voting shares with voting rights in the Company through which the bidder attains a percentage of voting rights equal to or greater than 30% (or a smaller percentage, if the bidder attains a stake that enables it to appoint more than half of the directors) at the price of the takeover bid, unless these shareholders had the right to participate in the offer in the same way and under the same conditions and, in any case, they will be offered the same price as was offered to shareholders with Class A Shares. Although they have identical economic rights, the Class A and Class B shares have in the past sold at different prices. Abengoa cannot guarantee that the sale price of the Class B Shares will be correlated with the sale price of Class A Shares in the future. Shareholders in countries with non-euro currencies may incur additional risk associated with variations in the exchange rate in relation to holding the company’s shares The company's Class B shares have been admitted to trading on the US stock market through ADSs denominated in US dollars. With regards to holding US dollar-denominated ADSs , shareholders in countries with non-euro currencies incur additional risk due to variations in the exchange rate. Therefore, the price of the ADSs and the dividends paid may be unfavorably affected by fluctuations in the Euro-US Dollar exchange rate. The financing agreements and other debt instruments that establish the terms and conditions for Abengoa’s existing indebtedness contain restrictions on Abengoa’s ability to repurchase or redeem the shares. Abengoa could be obliged by its Bylaws to redeem the Class B Shares (including any Class A Shares converted into Class B Shares in accordance with their terms) including in circumstances in which this payment would entail contravening the constraints and obligations under the financing agreements, something that could lead to early cancellation of the corresponding debt. Under these circumstances, Abengoa might not be able to meet or refinance its payment obligations under satisfactory conditions for Abengoa or in any other way, in which case, the business, the results of operations, the financial situation and there could be a significant negative impact on the market price of the Class B Shares. 4.1.3. Client concentration During the years 2014 and 2013 there is no client that contributes more than 10% of revenue 4.2. Financial risk management 4.2.1. Market risk Risk of significant sales of shares Future sales of substantial numbers of Class A Shares, Class B Shares and/or financial instruments linked to them in the market, or the perception that these sales could take place, could negatively affect the prices of the Class A Shares and Class B Shares and could impede Abengoa’s ability to obtain capital through future offers of shares or of instruments linked to the shares. No prediction can be made about the effect, where applicable, that future sales of Class A Shares and/or Class B Shares or their availability and/or the availability of financial instruments linked to them for future sales will have on the price of the Class A Shares or Class B Shares. Market risk arises when group activities are exposed fundamentally to financial risk derived from changes in foreign exchange rates, interest rates and changes in the fair values of certain raw materials. To hedge such exposure, Abengoa uses currency forward contracts, options and interest rate swaps as well as future contracts for commodities. The Group does not generally use derivatives for speculative purposes. › Foreign exchange rate risk: the international activity of the Group generates exposure to foreign Possibility of differences in the listed prices of Class A shares and Class B shares despite the fact that exchange rate risk. Foreign exchange rate risk arises when future commercial transactions and assets and liabilities recognized are not denominated in the functional currency of the group company that undertakes the transaction or records the asset or liability. The main exchange rate exposure for the Group relates to the US Dollar against the Euro. both share classes have similar financial rights While the Class B Shares have different voting rights than Class A Shares, both types of share are identical with regards to their economic rights. In particular, each Class B Share gives its bearer, amongst other matters, the rights to receive the same dividend, the same payment on liquidation, the same reimbursement of contributions in the case of a capital decrease, the same distribution of reserve of any type or of the issuance bonus and any other assignment as the Class A Shares. Furthermore, in the event of a capital increase, the bearers of Class A Shares and Class B Shares have the same To control foreign exchange risk, the Group purchases forward exchange contracts. Such contracts are designated as fair-value or cash-flow hedges, as appropriate. Annual Report 2015

ABENGOA Consolidated management report Page 206 In the event that the exchange rate of the US Dollar had risen by 10% against the euroas of December 31, 2015, with the rest of the variables remaining constant, the effect in the Consolidated Income Statement would have been a loss of €27,185 thousand (loss of €1,103 thousand on 2014) mainly due to the US Dollar net asset position of the Group in companies with eurofunctional currency and a decrease of €1,649 thousand (increase of € 36,615 thousand in 2014) in other reserves as a result of the cash flow hedging effects on highly probable future transactions. › Risk of change in commodities prices: arises both through the sale of the Group’s products and the purchase of commodities for production processes. The main risk of change in commodities prices for the Group is related to the price of grain, ethanol, sugar, gas, and steel. In general, the Group uses futures and options listed on organized markets, as well as OTC (over-the-counter) contracts with financial institutions, to mitigate the risk of market price fluctuations. In the event that the grain price had risen by 10% as of December 31, 2015, with the rest of the variables remaining constant, the effect in the Consolidated Income Statement would have been null (null in 2014 and a decrease of €1,349 thousand (increase of € 49,086 thousand in 2014) in other reserves as a result of the cash flow hedging effects on highly probable future transactions. Details of the financial hedging instruments and foreign currency payments as of December 31, 2015 and 2014 are included in Note 14 to the Consolidated Financial Statements. › Interest rate risk: arises mainly from financial liabilities at variable interest rates. In the event that the ethanol price had risen by 10% as of December 31, 2015, with the rest of the variables remaining constant, the effect in the Consolidated Income Statement would have been null in 2015 (null in 2014) and an increase of €8,673 thousand in 2014 in other reserves Abengoa actively manages its risks exposure to variations in interest rates associated with its variable interest debt. In project debt (see Note 19 to the Consolidated Financial Statements), as a general rule, the Company enters into hedging arrangements for at least 80% of the amount and the timeframe of the relevant financing. A breakdown of the commodity derivative instruments as of December 31, 2015 ad 2014 is included in Note 14 to the Consolidated Financial Statements. In addition, certain Bioenergy Business Group companies engage in purchase and sale transactions in the grain and ethanol markets, in accordance with a management policy for trading transactions. In corporate financing (see Note 20 to the Consolidated Financial Statements), as a general rule, 80% of the debt is covered throughout the term of the debt; in addition, in 2009, 2010, 2013, 2014 and 2015, Abengoa issued notes at a fixed interest rate. Management has approved and supplemented trading strategies to control the purchase and sale of forward and swap contracts, mainly for sugar, grain and ethanol, which are reported on a daily basis, following the internal procedures established in the Transactions Policy. As a risk-mitigation element, the company sets daily limits or ‘stop losses’ for each strategy, depending on the markets in which it operates, the financial instruments purchased and the risks defined in the transaction. The main interest rate exposure for the Group relates to the variable interest rate with reference to the Euribor. To control the interest rate risk, the Group primarily uses interest rate swaps and interest rate options (caps and collars), which, in exchange for a fee, offer protection against an increase in interest rates. These transactions are measured monthly at fair value through the Consolidated Income Statement. In 2015 no transactions of this nature have been made, whereas in 2014, Abengoa recorded a profit of €3,992 thousand corresponding to settled transactions in both years. In the event that Euribor had risen by 25 basic points as of December 31, 2015, with the rest of the variables remaining constant, the effect in the Consolidated Income Statement would have been a profit of €7,316 thousand (€9,182 thousand in 2014) mainly due to the increase in time value of hedge interest rate options (caps and collars) and an increase of €28,379 (€35,591 thousand in 2014) in other reserves mainly due to the increase in value of hedging interest derivatives (swaps, caps and collars). A breakdown of the interest rate derivatives as of December 31, 2015 and 2014 is provided in Note 14 to the Consolidated Financial Statements. Annual Report 2015

ABENGOA Consolidated management report Page 207 4.2.2. Credit risk discloses the credit quality of the clients as well as the movement on provisions for receivables for the years ended December 31, 2015 and 2014. The main financial assets exposed to credit risk derived from the failure of the counterparty to meet its obligations are trade and other receivables, current financial investments and cash. › Financial investments: to control credit risk in financial investments, the Group has established corporate criteria which require that counterparties are always highly rated financial entities and government debt, as well as establishing investing limits with periodic reviews. a) Clients and other receivables (see Note 15 to the Consolidated Financial Statements). b) Current financial investments and cash (see Notes 13, 14, 15 and 17 to the Consolidated Financial Statements). Given the above and considering the aging of the main financial assets with exposure to such risk, it is considered that, at the end of the year 2015, no significant amounts in arrears are susceptible to be disclosed in addition to the information required by IFRS 7. › Clients and other receivables: Most receivables relate to clients operating in a range of industries and countries with contracts that require ongoing payments as the project advances; the service is rendered or upon delivery of the product. It is a common practice for the company to reserve the right to cancel the work in the event of a material breach, especially non-payment. 4.2.3. Liquidity and central risk See Section 3. Liquidity and capital resources. In general, and to mitigate the credit risk, prior to any commercial contract or business agreement, the company generally holds a firm commitment from a leading financial institution to purchase the receivables through a non-recourse factoring arrangement. Under these agreements, the company pays the bank for assuming the credit risk and also pays interest for the discounted amounts. The company always assumes the responsibility that the receivables are valid. 4.3. Risk management and internal control Abengoa is aware of the importance of managing its risks in order to carry out appropriate strategic planning and attain the defined business objectives. To do this, it applies a philosophy formed by a set of shared beliefs and attitudes, which define how risk is considered, starting with the development and implementation of the strategy and ending with the day-to-day activities. Abengoa derecognizes the factored receivables from the Consolidated Statement of Financial Position when all the conditions of IAS 39 for derecognition of assets are met. In other words, an analysis is made to determine whether all risks and rewards of the financial assets have been transferred, comparing the company’s exposure, before and after the transfer, to the variability in the amounts and the calendar of net cash flows from the transferred asset. Once the company’s exposure to this variability has been eliminated or substantially reduced, the financial asset is transferred. The process of risk management in Abengoa is a continuous cycle based on five key phases: › Identify › Evaluate › Respond In general, Abengoa considers that the most significant risk related to Clients and other receivables is the risk of non-collection, since: a) trade receivables may be quantitatively significant during the progress of work performed for a project or service rendered; b) it is not under the company’s control. However, the risk of delays in payment typically relates to technical problems, i.e., associated with the technical risk of the service provided and, therefore, within the company’s control. › Monitor › Report In each phase, regular and consistent communication is necessary in order to achieve good results. Since it is a continuous cycle, permanent feedback is necessary in order to achieve a constant improvement in the risk management system. These processes are addressed to all the company’s risks. If the company concludes that the risk associated to the contract has been transferred to the financial institution, the receivable is derecognized in the Consolidated Statement of Financial Position at the time it is transferred, in accordance with IAS 39.20. An aging of trade receivables as of December 31, 2015 and 2014 is included in Note 15 ‘Clients and other receivable accounts’ of the Consolidated Financial Statements. The same note also Annual Report 2015

ABENGOA Consolidated management report Page 208 a) Common management systems Abengoa’s risk management model comprises three core elements: The common management systems are the internal rules for Abengoa and its business groups and are used to assess and control risk. They represent a common culture for managing Abengoa’s businesses, sharing the accumulated knowledge while defining specific criteria and guidelines. The common management systems include specific procedures for any type of action that could give rise to a risk for the organization, whether financial or non-financial. Furthermore, they are available to all employees in electronic format regardless of their geographical location or role. The functional heads of each division must verify and certify compliance with these procedures. This annual certification is issued by the Audit Commission in January of the following year. The systems cover the whole organization at three levels: › All the business groups and areas of activity. › All levels of responsibility. › All kinds of operations. Common management systems represent a common culture for Abengoa’s different businesses and are composed of eleven rules defining how each of the potential risks included in Abengoa’s risk model should be managed. Through these systems, the risks and the appropriate way of hedging against them are identified and the control mechanisms defined. Over recent years, the common management systems have evolved to adapt to the new situations and environments in which Abengoa operates, with the overriding aim of reinforcing risk identification, covering risks and establishing control activities. b) Compulsory procedures (SOX) Those elements are combined to form an integrated system that enables the company to manage risks and controls suitably throughout all levels of the organization. The compulsory procedures are used to mitigate risks relating to the reliability of the financial information, employing a combined system of procedures and control activities in key areas of the company, which are intended to ensure the reliability of the financial information and prevent fraud. SOX is a compulsory law for all listed companies operating in the United States and is intended to ensure the reliability of the financial reporting of these companies and protect the interests of their shareholders and investors by establishing an appropriate internal control system. Thus, although none of the business groups is required to meet SOX requirements, Abengoa deems it necessary to comply with these requirements throughout all of its component companies, since these requirements complement the risk control model used by the company. Annual Report 2015

ABENGOA Consolidated management report

Page 209

Annual Report 2015

The company has implemented an appropriate internal control system that relies on three tools:

- A description of the company's relevant processes that could impact the financial information to be prepared. In this regard, 55 management processes have been defined and grouped into corporate cycles and common cycles used throughout all the business groups.
- A series of flow charts that provide a visual description of the processes.
- An inventory of the control activities in each process to ensure attainment of the control objectives.

At Abengoa, we have viewed this legal requirement as an opportunity for improvement and, far from being satisfied with the rules included in the Act, we have tried to develop and improve our own internal control structures, control procedures and the evaluation procedures in place.

This initiative arose in response to the swift expansion experienced by the group in recent years and projected future growth, the aim for us to continue preparing accurate, timely and complete financial reports for our investors.

In order to meet the requirements of section 404 of the SOX, Abengoa's internal control structure has been redefined following a 'Top-Down' approach based on risk analysis.

This risk analysis encompasses a preliminary identification of significant risk areas and an assessment of the company's controls over them, starting with top-level executives - corporate and supervisory controls – then dropping to the operational controls present in each process.

c) The universal risk model

The universal risk model is the company's chosen methodology for quantifying the risks that compose the risk management system. The objective is to obtain a comprehensive view of them designing an efficient response system aligned with the business objective of the Company.

Abengoa's universal risk model is made up of 20 categories and a total of 56 principal risks for the business. Each category is agrupated in four big areas (financial risks, strategic risks, compliance risks and operations risks).


Abengoa Risk Universe
STRATEGIC
Corporate Governance
Strategic Organizations
R&D Projects
Mergers Acquisitionts & Disinvestments
CMarket Dynamics
Communication & investor Relations
COMPLIANCE
Regulatory
Legal
Codes of Ethics and Conduct
OPERATIONS
Tangible Assets
Information Technologies
Threats or disasters
Supply Chain
Sales
Human Resources
FINANCIAL
Markets
Liquidity & Credit
Accounting & Reporting
Taxation
Capital Structure

All model risks are aserred according with two criteria:

- Probability of occurrence: Degree of frequency which is possible to ensure that a particular cause will result an event with negative impact on Abengoa.
- Impact on the Company: Set of negative effects on Abengoa´s strategic objectives.

5.- Anticipated future trends of the group

To estimate the outlook for the Group, it is important to take into account the current temporary situation of the Company during the months following the approval of the Interim Consolidated Financial Statements of June 30, 2015, during the presentation of results for the first half of 2015, on July 31, 2015 Abengoa lowered its forecast on corporate cash flows from operations in 2015 from the previous estimate of €1,300 million to €600-800 million. This reduction in forecasts was mainly attributable to capital expenditures (capex) higher than expected in high-return projects but very demanding in terms of capital in Brazil, Chile and Mexico.

ABENGOA Consolidated management report Page 210 Subsequent to the date of preparation of the Interim Consolidated Financial Statements at September 30, 2015, the Company, due to the circumstances explained in the Reportable Event of November 25, 2015, decided to initiate a refinancing process to try to reach an agreement with its main financial creditors that would ensure a suitable framework in which to undertake the said negotiations and the financial stability of the Group in the short and medium term. In relation to the process, after carefully evaluating the situation described above and in order to ensure the stability necessary to conduct these negotiations with the creditors, the Board of Directors of the Company deemed that the most appropriate approach was to submit the communication provided under Article 5 bis of Act 22/2003 of July 9, on insolvencies (the "Insolvency Act"). In this regard, on December 15, 2015, Commercial Court No. 2 of Seville issued a Decree agreeing that the communication provided for under Article 5 bis of the Insolvency Act had been filed. Although this change meant a variation in the long-term investments without affecting the liquidity position, nor therefore the formulation of the financial statements for that quarter, the Board of Directors meeting of August 3, 2015 informed the market of its decision to submit to an Extraordinary General Shareholders’ Meeting the approval of a capital increase with preferential subscription rights for an amount of €650 million, an additional plan of asset divestment and the adaptation of its current business model towards lower investment requirements (capex) in order to strengthen the financial position of Abengoa and reduce its level of dependence in its indebtedness. From the said date of August 3, 2015, there was uncertainty in the market prompting a fall in the value of the debt instruments and equity of Abengoa, which limited access to capital markets; while at the same time, there was a slowdown in the pace of approval by some financial institutions of renewals of working capital lines (non-recourse factoring and reverse factoring), all of which led to a reduced liquidity position. On the same date, the Company initiated a period of negotiation with a number of financial institutions to reach an agreement that would make it possible to underwrite the announced capital increase. Regarding the refinancing process previously mentioned, on January 25, 2016 the Company reported that on that day, the independent advisory firm specialized in restructuring processes Alvarez&Marsal had submitted to the Board of Directors of Abengoa a Viability Plan which defined the structure of the future activity of Abengoa at operational level, focusing on the engineering and construction business with proprietary or third-party technology. On September 24, 2015, the Company announced the agreement reached and the approval by the Board of Directors of a plan of strategic measures that would continue to be adapted during the implementation thereof, in order to reduce the corporate debt, improve the liquidity position of Abengoa and strengthen its corporate governance, as well as the underwriting of the capital increase by certain financial institutions. Based on this Viability Plan, the Company has started negotiations with its creditors to restructure the debt and the necessary resources and thus provide Abengoa with the optimal capital structure and sufficient liquidity to continue operating competitively and sustainably in the future. Accordingly, the Extraordinary General Shareholders’ meeting held on October 10, 2015, approved a package of measures, among which includes a capital increase of €650 million aimed to improving the liquidity position of Abengoa and reducing corporate leverage. 6.-Information on research and development (R&D) activities 6.1. Abengoa has continued to increase its efforts in R&D+I during 2015 in the belief that these efforts require continuity which should not be compromised by crisis or economic cycles to achieve results. Later, on November 8, Abengoa announced to the market the signing of a basic agreement for investment in Abengoa with the company Gonvarri Corporación Financiera, belonging to the group Gonvarri Steel Industries, which was supported by of Inversión Corporativa IC, S.A., the current reference shareholder of Abengoa. The Investment Agreement governed the investment by Gonvarri Corporación Financiera in the context of the capital increase approved by the General Shareholders' Meeting of the Company last October 10, 2015 (see Note 2.1 to the Consolidated Financial Statements). It was anticipated that a portion of its investment, amounting to €250 million, would be implemented in a capital increase excluding the preferential subscription rights. The capital increase with preferential subscription rights approved by the aforementioned General Meeting of the Company last October 10, 2015 would be implemented after the first aforementioned increase and for an effective amount of €400 million, with the expectation that Gonvarri Corporación Financiera would subscribe it´s corresponding portion. Furthermore, the Group has strengthened its presence and in some cases its leadership, in various institutions and public and private forums which encourage cooperation between large technology companies, in which the short and long term future of the R&D+i activity is decided. 6.2. The established program for these types of activities has been largely achieved. Abengoa, thanks to those responsible for this strategy in each business area, has strived every day to innovate its technology as demanded by its activities, primarily focusing on the following objectives: › Continuously and closely following the technologies which could affect each area of the business. Annual Report 2015

ABENGOA Consolidated management report Page 211 › Selection of a portfolio of technologies that will maximize the competitive advantages of the Group. Chile, which combines tower technology based on molten salts (110 MW) and photovoltaics (100 MW) with energy storage systems that use molten salts and batteries. This plant will enable renewable power to be continually produced 24 hours a day, supplying demand from the network at any given time. › The assimilation and implementation of technology available through transfer agreements. The R&D and innovation carried out by Abengoa also resulted in the enzymatic cocktail that converts non-food organic material into biofuels, which led to the opening of Abengoa’s first 2G bioethanol plant located in Hugoton (US) in October 2014, where up to 95 million liters of bioethanol are produced annually from almost 350,000 tons of biomass, specifically agricultural waste. In Brazil the company is developing second-generation ethanol production from sugar cane straw and bagasse. › Selecting the optimum path for the development of technologies. › Determining the marketing programs for the technology developed. › Support for innovation and technology from institutions/governments Abengoa work also continues on developing the Waste to Biofuels (W2B) project in Salamanca, to produce biofuels from municipal solid waste (MSW), solving the issue of how to manage this waste while generating a high value added product. During 2015, Abengoa made significant Research, Development and Innovation (R&D&i) investment efforts, and innovation enabling the development of new technologies in different areas of business (solar technology, biotechnology, desalination, water treatment and reuse, hydrogen, energy storage and new renewable energies). 6.3. In 2014 Abengoa continued its strategy of developing proprietary technology to give it a competitive advantage and as a vector for growing its business. Thanks to this commitment to R&D and innovation, the Abengoa Research laboratories at Campus Palmas Altas become fully operational during the year with facilities for the different technology areas of Abengoa’s business segments: In the field of R&D+i for integral water management, nanotechnology is being developed for water treatment processes; and it turns half of 2015 began with the commercial operation of the desalination plant using reverse osmosis technology to desalinate 200,000 m3 of water per day in Tenes (Algeria ). As a technology company, Abengoa is committed to using R&D to develop new businesses that enable it to grow, during 2015 the main focus has been on developing the company’s emerging businesses related to hydrogen and energy. › Electrical laboratory › Materials laboratory 7.-Adquisition and disposal of treasury shares 7.1. Abengoa, S.A. and its subsidiaries have complied with all legal requirements regarding companies and treasury stock (see Note 8 to these Consolidated Management Report). 7.2. The parent company has not pledged its shares in any type of mercantile transaction or legal business, nor are any Abengoa, S.A. shares held by third parties which could act on its behalf or on behalf of group companies. 7.3. Finally, it should be noted that potential reciprocal shareholdings established with Group companies are temporary and comply with the requirements of the consolidated text of the Spanish Capital Companies Act. 7.4. As of December 31, 2015 treasury stock amounted to 5,662,480 shares (41,624,265 shares in 2015), of which 5,662,480 are class A shares and any are class B shares. › Thermal fluids laboratory › Chemistry laboratory › Biomolecular and biochemistry laboratory The main development assets are based on technologies that enable Abengoa’s strategic R&D areas to continue progressing, such as technologies for solar-thermal plants, energy storage systems, bio-refining, treating municipal solid waste for energy production, and plants for treating and reusing water. In the field of thermo-solar technology, should be highlighted the development of two considerable projects in South Africa, the start-up operation of the first thermo-solar plant in South Africa which uses a storage system utilizing salts developed by Abengoa and the completion of Khi Solar One at the end of 2015, the first commercial plant with tower technology and superheated steam in South Africa with a capacity of 50MW. Additionally, in the field of solar-thermal power, in January 2015 it is worth noting the construction of the plant which is part of the largest solar thermal project in South America in the Atacama Desert, Annual Report 2015

ABENGOA Consolidated management report Page 212 Regarding the operations carried out during the year, the number of treasury stock purchased amounted to 9,997,508 class A shares and 76,673,931 class B shares and treasury stock transferred amounted to 9,885,560 class A shares and 112,747,664 class B shares, with a net result of €6,362 thousand recognized in equity (€2,217 thousand in 2014). Finally, on October 10, 2015 the company carried out a reduction of its share capital by the amount of €90,336,437.74, by means of a reduction in the par value of each Class A share of the Company of €0.98 per share, and a reduction in the par value of each Class B share of the Company of €0.0098 per share. In accordance with notifications received by the company and in compliance with reporting requirements to communicate shareholding percentages (voting rights) and the information received from relevant parties, shareholders with a significant holding as of December 31, 2015 are as follows: 8.-Corporate governance 8.1. Shareholding structure of the company Significant shareholdings Shareholders Share % Inversión Corporativa IC, S.A. (*) 45.602 Finarpisa, S.A. (*) 6.175 (*) Inversión Corporativa Group. The share capital of Abengoa, S.A. is represented by book entries, managed by Iberclear (Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S. A.) and totals €1,840,954.98 represented by 941,533,858 shares fully subscribed and paid up, with two separate classes: On September 30, 2015 the General Shareholders' Meeting approved a capital increase of 430,450,152 Class B shares with a nominal value of €0.01 each reducing its unrestricted reserves, which would be delivered to all shareholders on a proportion of four Class B shares for each owned Class A or B share. Such General Shareholders' Meeting approved a voluntary conversion right to change Class A shares of one euro nominal value (€0.002 nominal value as of December 31, 2015) to Class B shares of €0.01 nominal value (€0.0002 nominal value as of December 31, 2015) during certain pre-established periods until December 31, 2017. After exercising this right, a capital reduction by means of the nominal value of the converted shares at the value of the present day of €0.0198 per share, with unrestricted reserves credit. › 83,467,081 class A shares with a nominal value of €0.02 each, all in the same class and series, each of which grants the holder a total of 100 voting rights (‘Class A Shares’). › 858,066,777 class B shares with a nominal value of €0.0002 each, all in the same class and series, each of which grants One (1) voting right and which afford its holder economic rights identical to the economic rights of Class A shares set out in article 8 of Abengoa’s bylows (‘Class B Shares’ and, together with class A shares, ‘Shares with Voting Rights’). The shares are represented by book entries and governed by the Stock Market Act and other applicable provisions. During, 2015 four capital reductions have taken place by reducing 776,559 Class A shares into Class B shares, which led to a capital reduction of €639,149.47 thousand. Abengoa’s Class A and B shares are officially listed for trading on the Madrid and Barcelona Stock Exchanges and on the Spanish Stock Exchange Interconnection System (Continuous Market). Class A shares have been listed since November 29, 1996 and Class B shares since October 25, 2012. The company files mandatory financial information on a quarterly and half-yearly basis. After the end of the period ended December 31, 2015, on January 4, 2016 a capital increase has taken place, without preferential subscription right, with the issue of 34,013 Class B shares with a nominal value of €6.80 for the purpose of meeting the conversion requests related to the Convertible Bond €400,000,000 6.25% maturing in 2019, issued on January, 2013. As of May 4, 2015, in connection with the 6.25% €400 million convertible bonds issued on January 2013 and maturing in 2019 conversion, the share capital has been increased for a total amount of €810,544.08 thousand with the issue of 81,054,408 Class B shares at its respective par values. On the other hand, after closing the 16th liquidity window dated January 15, 2016, the Company carried out on January 22, 2016, a reduction of capital share by the amount of €898.74 by means of the conversion of 45,391 Class A shares into new Class b shares. Consequently, on October 1, 2015 the share capital has been subscribed for a total amount of €207,097 with the issue of 20,709,730 Class B shares with a nominal value of €0.01 each, duly subscribed and fully paid-up by the holder of the warrants, First Reserve Corporation. Consequently, as of January 22, 2016 the share capital amounts to € 1,840,063.04 corresponding to 941,567,871 shares completely subscribed and disbursed, divided into 83,421,690 Class A shares and 858,146,181 Class B shares. Annual Report 2015

ABENGOA Consolidated management report Page 213 The General Shareholders' Meeting approved on March 29, 2015 the distribution of 2014 profits sharing out of a dividend of € 0.113 per share, which represents a total dividend of €94,894 thousands (€91,637 thousands in 2014). B shares issued in accordance with the investment agreement or any other document of the transaction, they may not propose nor request the Board of Directors to recommend to shareholders any modification to the company’s bylaws that adversely affects the equal rights of Class B and Class A shares in relation to the distribution of dividends or similar distributions as established in the bylaws’. If this proposal were to be presented by another shareholder, or by the Board of Directors, they will vote against it. The number of registered shareholders according to the latest list provided by Iberclear (Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.) on October 2, 2015 is 10,831 shareholders in class A shares and 50,510 shareholders in class B shares. On that date, August 27, 2012, Abengoa, S.A. signed a shareholder agreement with its significant shareholder, Inversión Corporativa, I.C., S.A., through which the latter agreed to the following, directly or indirectly through its subsidiary Finarpisa S.A.: With regard to shareholder agreements, Inversión Corporativa IC and Finarpisa, as shareholders of Abengoa, signed an agreement on October 10, 2011, which governs the exercising of their respective rights to vote in Abengoa's general meetings in relation with the proposal, appointment, ratification, reelection or substitution of a director to represent First Reserve Corporation. (i) To vote in favor of the resolutions relating to points 2, 3, 4, 5, 6 and 7 of the agenda of the General Shareholders' Meeting held on September 30, 2012, provided that it had previously verified that these resolutions were approved by the majority of Class A shareholders, excluding Inversión Corporativa; Under the terms of this agreement, Inversión Corporativa I.C., S.A. and Finarpisa, S.A. jointly and severally agree to: (i) vote in favor of the following, through their respective shareholder directors on Abengoa’s Board of Directors: (ii) Not to exercise its voting rights, except up to a maximum of 55.93% in cases in which, as a result of the exercising of the conversion right of Class A shares into Class B shares that is expected to be included in the company’s bylaws, the total percentage of voting rights that it holds of the total voting rights of the company is increased; (a) to appoint as a member of the Board, the candidate proposed to be the investor's nominee pursuant to the co-optation procedure established under the Spanish Capital Companies Act; and (iii) That the percentage represented at any given time by the number of shares with the right to vote that it owns (whether Class A or Class B shares) of the total shares of the company, will not at any time be less than one quarter of the percentage represented by the voting rights that these shares attribute to Inversión Corporativa, in relation to the total voting rights of the company (in other words, that its voting rights cannot exceed four times its financial rights); and that, should this occur, it shall dispose of sufficient Class A shares or shall convert them into Class B shares in order to maintain this ratio. (b) the proposal to recommend to Abengoa's shareholders the election of any replacement director as the investor’s nominee on the Board of Directors, at Abengoa's next general shareholders’ meeting; (ii) vote, at the corresponding general shareholders’ meeting of Abengoa, in favor of the appointment of the candidate proposed by the investor to be its nominee on the Board of Directors; and In accordance with Article 30 and following articles of the company’s bylaws, there are no limits on the voting rights of shareholders in relation to the number of shares which they hold. The right to attend the shareholders’ meeting is limited however to those shareholders that hold 375 Class A or Class B shares. (iii) while the investor or any of its related companies owns Abengoa Class B shares or any other instrument that is convertible or exchangeable into Abengoa Class B shares issued in accordance with the investment agreement or any other document of the transaction, they may not propose nor request the Board of Directors to recommend to shareholders any modification to the company’s bylaws that adversely affects the equality of rights of Class B shares and Class A shares in relation to the distribution of dividends or similar distributions as established in bylaws. Meeting quorum: 25% of the share capital at first call. Any percentage at second call. These are the same percentages as the Capital Companies Act. In those cases stated in Article 194 of the Act (hereinafter the ‘LSC’), the quorum is as stated in the Act. On August 27, 2012, Inversión Corporativa, I.C., S.A. and its subsidiary Finarpisa, S.A. modified the shareholder agreement with the Abengoa shareholder, First Reserve Corporation (which was subject to disclosure to the CNMV by means of the significant event filed on November 9, 2011). Resolution quorum: by a simple majority vote by those present or represented at the meeting. In those cases stated in Article 194 of the LSC, the quorum is as stated in the Act. The modification consisted of including a commitment while FRC or any of its related companies own Abengoa Class B shares or any other instrument that is convertible or exchangeable for Abengoa Class Annual Report 2015

ABENGOA Consolidated management report Page 214 Shareholders’ rights: Shareholders have the right to information, in accordance with the applicable The company allows votes cast by shareholders’ appointed financial representatives that are acting on behalf of more than one shareholder, to be split, so that they may vote in accordance with the instructions of each individual shareholder whom they represent. legislation; the right to receive the documentation related to the shareholders’ meeting, free of charge; the right to vote in proportion to their shareholding, with no maximum limit; the right to attend shareholders’ meetings if they hold a minimum of 375 shares; financial rights (to dividends, as and when paid, and their share of company’s reserves); the right to representation and delegation, grouping and the right to undertake legal actions attributable to shareholders. The Extraordinary General Shareholders' Meeting approved a series of amendments to the bylaws in order to ensure that the ‘rights of minority interests’ are not infringed by the existence of two different share classes with different par values in which the lower nominal value of the Class B shares would make it more difficult to achieve the percentages of share capital required to exercise some of the voting and other non-financial rights. The General Meeting therefore agreed to amend Abengoa’s bylaws as explained below in order to ensure that all these rights can be exercised based on the number of shares and not the amount of share capital. These rights, such as the right to call a general meeting or to request a shareholder derivative action, require a certain percentage of the share capital to be held in nominal terms (in these cases, 3%). There are currently no agreements in effect between the company and its directors, managers or employees that entitle them to severance pay or benefits if they resign or are wrongfully dismissed, or if the employment relationship comes to an end due to a public tender offer. Treasury stock At the Ordinary General Shareholders’ Meeting on March 29, 2015, it was agreed to authorize the Board of Directors to acquire the company’s treasury stock in the secondary market, directly or through subsidiaries or investee companies, up to the limit stipulated in the current provisions, at a price of between one euro cent (€0.01) and twenty euros (€20) per share, and with express authority to appoint any of its members, being able to do so during a period of 18 months as of the above date and subject to Article 144 and subsequent articles of the Capital Companies Act. Measures to promote shareholder participation: making the documentation related to the Shareholders’ The authorization granted to the Board of Directors for these purposes by the resolution adopted by the General Shareholders’ Meeting of April 6, 2014 is hereby expressly annulled. Meeting available to shareholders free of charge, as well as publishing announcements of Shareholders’ Meetings on the company’s website. The option to grant a proxy vote or to vote on an absentee basis is possible by completing accredited attendance cards. In accordance with Article 539.2 of the Capital Companies Act, Abengoa has approved the Regulation on the Shareholders’ Electronic Forum in order to facilitate communication between shareholders regarding the calling and holding of each General Shareholders’ Meeting. Prior to each general meeting, shareholders: On November 19, 2007, the company entered into a liquidity agreement for Class A shares with Santander Investment Bolsa, S.V. On January 8, 2013, the company entered into a liquidity agreement for Class A shares with Santander Investment Bolsa, S.V., replacing the initial agreement, in compliance with the conditions established in CNMV Circular 3/2007 of 19 December. This liquidity contract was effective suspended on September 28, 2015. On November 8, 2012, the company entered into a liquidity agreement for Class B shares with Santander Investment Bolsa, S.V. in compliance with the conditions established in CNMV Circular 3/2007 of 19 December. This liquidity contract was effective suspended on April 21, 2015. › Representing at least 5 percent of the share capital or 5 percent of the voting shares, may send proposals that they intend to submit as supplementary points to the agenda published in the notice of the general meeting. › May send initiatives to achieve the required percentage to exercise a minority right. All the purchases and sales of the company’s treasury stock were carried out under the aforementioned liquidity agreements › May send requests for voluntary representation Details of the latest Shareholders’ Meetings The bylaws do not limit the maximum number of votes of an individual shareholder or include restrictions to make it more difficult to gain control of the company through the acquisition of shares. Abengoa’s Ordinary General Shareholders' Meeting was held at second call on March 29, 2015, with a total of 1,220 shareholders present or represented, representing 5,995,649,505 votes and 65.371% of the company’s share capital (71.74% including treasury shares). The following resolutions were passed by the meeting: Proposals of resolutions to be submitted to the Shareholders’ Meeting are published along with notice of the meeting on the websites of the company and the CNMV. Points on the agenda that are significantly independent are voted upon separately by the Shareholders’ Meeting, so that voters may exercise their voting preferences separately especially when it concerns the appointment or ratification of directors or amendments to the bylaws. Resolution One.-Annual accounts and management of the Board of Directors: Examination and approval, if given, of the Annual Financial Statements and the Directors' Report corresponding to the 2014 fiscal year for the Company and its Consolidated Group. Annual Report 2015

ABENGOA Consolidated management report Page 215 1.1. Approval of the Proposed Application of Results for the 2014 fiscal year. 4.6 Amendment of Title V (Economic year, Balance and Application of Results): Articles 47 (hereinafter article 46), 48 (hereinafter article 47), 50 (hereinafter article 48) and 51 (hereinafter article 49). 1.2. Examination and approval as appropriate, of the Management of the Company by the Board of Directors during the aforementioned 2014 4.7 Amendment of Title VI (Winding-up and Liquidation): Articles 52 (hereinafter article 50) y 53 (hereinafter article 51). Resolution Two. - Ratification, appointment and re-election of directors, as appropriate. 2.1. Re-election of Mr. Manuel Sánchez Ortega 4.8 Approval of an amended and restated text of the bylaws incorporating the amendments approved and renumbering titles, chapters, sections and articles. 2.2. Re-election of Mr. Carlos Sundheim Losada Resolution five - Amendment of the rules of the General Shareholders’ Meetings of Abengoa for their adaptation to the latest amendments to the Companies’ Act and, in particular, to Law 31/2014, of December 3, amending the Companies Act to improve corporate governance, as well as incorporation of other provisions of corporate governance and approval of an amended and restated text 2.3. Re-election of Mrs. María Teresa Benjumea Llorente 2.4. Re-election of Mr. Ignacio Solís Guardiola 2.5. Re-election of Mr. Fernando Solís Martínez-Campos Resolution Six - Submission of the Annual Report on the Remuneration of Abengoa’s Directors for approval, on a consultation basis. 2.6. Ratification and appointment of Mr. Antonio Fornieles Melero Resolution Three. - Re-election or appointment, if any, the auditor of the Company and its consolidated group for the year 2015 Resolution Seven - Remuneration of the Board of Directors 7.1 Determination of the maximum annual remuneration of the directors in their condition as such. Resolution Four.-Resolution four: Amendment of the Company’s bylaws for their adaptation to the latest amendments to the Companies’ Act and, in particular, to Law 31/2014, of December 3, amending the Companies Act to improve corporate governance, as well as incorporation of other provisions of corporate governance, and approval of an amended and restated text. 7.2. Remuneration of executive directors Resolution Eight - Approval of the fifteen days period for the call to the Extraordinary Shareholders’ Meetings in accordance with article 515 of the Corporations Act 4.1 Amendment of Title I (Name, Domicile, Purpose and Duration): Articles 2 and 4. Resolution Nine.-Delegation of powers on the Board of Directors to increase the capital stock by issuing new shares of any of share classes A and/or B and/or C, pursuant to the terms of Article 297.1(b), within the limits laid down in the Act, with express empowerment to delegate exclusion of preferential subscription rights pursuant to the terms of Article 506 of the Capital Companies Act, revoking and rescinding the sum pending resulting from previous powers delegated by the General Meeting. Delegation of powers on the Board of Directors and each of its members to establish the conditions for the capital increase, to perform all actions required for execution thereof, to adapt the text of the corresponding articles of the Company Bylaws in accordance with the new figure of the capital stock and to execute any public and private instruments required for execution of the capital increase. Application before the competent national and foreign bodies for the new shares to be listed for trading on any securities market. 4.2 Amendment of Title II (Share Capital, Shares and Rights and Obligations of the Shareholders): Articles 6, 10, 11, 12, 13, 15, 16 and 17. 4.3. Amendment of the First Section (General Shareholders’ Meetings) of Title IV (Management of the Company): Articles 20, 21 (hereinafter article 30), 22 (hereinafter article 31), 23 (hereinafter article 21), 24, 25 (hereinafter article 22), 26 (hereinafter article 23), 27, 28, 29 (hereinafter article 25), 30 (hereinafter article 29), 31 (hereinafter article 32), 32 (hereinafter article 33) and 33 (hereafter article 26). 4.4 Amendment of the Second Section (Board of Directors) of Title IV (Management of the Company): Articles 39, 40, 41, 42, 43, 44 and 44 bis. 4.5 Elimination of the Third Section (Direction) of Title IV (Management of the Company): Article 46. Annual Report 2015

ABENGOA Consolidated management report Page 216 › In the Resolution 2.3, a total of 5,995,649,505 valid votes were cast, corresponding to 55,237,125 Class A shares and 471,937,005 Class B shares, which represent 65.371% of the share capital, with a total of 5,696,876 votes in favor, 136,783,092 against and 161,989,868 abstaining. Resolution Ten.-Delegation of powers on the Board of Directors to issue debentures or other similar fixed or variable income securities, simple or guaranteed, convertible into shares or otherwise, with express delegation of the power to exclude preferential subscription rights pursuant to the terms of Article 511 of the Capital Companies Act, either directly or through Group Companies, in accordance with the regulations in force, rescinding the sum pending resulting from previous powers delegated by the General Meeting. Determination of the Bases and methods of the conversion. Delegation of powers. Guarantee of issuances of subsidiaries. › In the Resolution 2.4, a total of 5,995,649,505 valid votes were cast, corresponding to 55,237,125 Class A shares and 471,937,005 Class B shares, which represent 65.371% of the share capital, with a total of 5,680,217,853 votes in favor, 137,443,343 against and 177,988,309 abstaining. › In the Resolution 2.5, a total of 5,995,649,505 valid votes were cast, corresponding to 55,237,125 Class A shares and 471,937,005 Class B shares, which represent 65.371% of the share capital, with a total of de 5,696,663,227 votes in favor, 136,992,350 against and 161,993,928 abstaining. Resolution Eleven.-Delegation of powers on the Board Directors for the derivative acquisition of treasury stock either directly or through group companies, in accordance with the regulations in force, rescinding all previous authorizations granted for the same purpose by the General Meeting. › In the Resolution 2.6, a total of 5,995,649,505 valid votes were cast, corresponding to 55,237,125 Class A shares and 471,937,005 Class B shares, which represent 65.371% of the share capital, with a total of 5,831,984,295 votes in favor, 1,673,282 against and 161,991,928 abstaining. Resolution twelve - Informing the General Shareholders’ Meeting of the amendments approved by the Board of Directors to the Rules of the Board of Directors Resolution thirteen - Delegation to the Board of Directors of the authority to interpret, correct, execute, formalize and register the adopted resolutions. › In the Resolution 3, a total of 5,995,649,505 valid votes were cast, corresponding to 55,237,125 Class A shares and 471,937,005 Class B shares, which represent 65.371% of the share capital, with a total of 5,829,561,468 votes in favor, 3,931,039 against and 162,156,998 abstaining. In relation to the votes of the aforementioned resolutions: › In the Resolution 4.1, a total of 5,995,649,505 valid votes were cast, corresponding to 55,237,125 Class A shares and 471,937,005 Class B shares, which represent 65.371% of the share capital, with a total of 5,833,019,668 votes in favor, 706,680 against and 161,923,157 abstaining. › In the Resolution 1.1, a total of 5,995,649,505 valid votes were cast, corresponding to 55,237,125 Class A shares and 47,937,005 Class B shares, which represent 65.371% of the share capital, with a total of 5,786,125,563 votes in favor, 707,180 against and 197,315 abstaining. › In the Resolution 4.2, a total of 5,995,649,505 valid votes were cast, corresponding to 55,237,125 Class A shares and 471,937,005 Class B shares, which represent 65.371% of the share capital, with a total of 5,832,552,436 votes in favor, 1,173,912 against and 161,923,157 abstaining. › In the Resolution 1.2, a total of 5,995,649,505 valid votes were cast, corresponding to 55,237,125 Class A shares and 471,937,005 Class B shares, which represent 65.371% of the share capital, with a total of 5,785,567,289 votes in favor, 1,280,469 against and 182,300 abstaining. › In the Resolution 4.3, a total of 5,995,649,505 valid votes were cast, corresponding to 55,237,125 Class A shares and 471,937,005 Class B shares, which represent 65.371% of the share capital, with a total of 5,577,374,475 votes in favor, 255,181,466 against and 163,093,564 abstaining. › In the Resolution 1.3, a total of 5,995,649,505 valid votes were cast, corresponding to 55,237,125 Class A shares and 471,937,005 Class B shares, which represent 65.371% of the share capital, with a total of 5,785,861,103 votes in favor, 986,655 against and 182,300 abstaining. › In the Resolution 4.4, a total of 5,995,649,505 valid votes were cast, corresponding to 55,237,125 Class A shares and 471,937,005 Class B shares, which represent 65.371% of the share capital, with a total of 5,805,457,984 votes in favor, 28,268,364 against and 161,923,157 abstaining. › In the Resolution 2.1, a total of 5,995,649,505 valid votes were cast, corresponding to 55,237,125 Class A shares and 471,937,005 Class B shares, which represent 65.371% of the share capital, with a total of 5,739,759,949 votes in favor, 93,893,960 against and 161,995,596 abstaining. › In the Resolution 4.5, a total of 5,995,649,505 valid votes were cast, corresponding to 55,237,125 Class A shares and 471,937,005 Class B shares, which represent 65.371% of the share capital, with a total of 5,805,767,174 votes in favor, 27,959,174 against and 161,923,157 abstaining. › In the Resolution 2.2, a total of 5,995,649,505 valid votes were cast, corresponding to 55,237,125 Class A shares and 471,937,005 Class B shares, which represent 65.371% of the share capital, with a total of 5,696,810,409 votes in favor, 136,850,673 against and 161,988,423 abstaining. › In the Resolution 4.6, a total of 5,995,649,505 valid votes were cast, corresponding to 55,237,125 Class A shares and 471,937,005 Class B shares, which represent 65.371% of the share capital, with a total of 5,832,768,978 votes in favor, 957,370 against and 161,923,157 abstaining. Annual Report 2015

ABENGOA Consolidated management report Page 217 › In the Resolution 4.7, a total of 5,995,649,505 valid votes were cast, corresponding to 55,237,125 Class A shares and 471,937,005 Class B shares, which represent 65.371% of the share capital, with a total of 5,833,019,093 votes in favor, 709,255 against and 161,921,157 abstaining. › In the Resolution 13, a total of 5,995,649,505 valid votes were cast, corresponding to 55,237,125 Class A shares and 471,937,005 Class B shares, which represent 65.371% of the share capital, with a total of 5,817,940,347 votes in favor, 722,570 against and 176,986,588 abstaining. › In the Resolution 4.8, a total of 5,995,649,505 valid votes were cast, corresponding to 55,237,125 Class A shares and 471,937,005 Class B shares, which represent 65.371% of the share capital, with a total of 5,581,393,579 votes in favor, 251,193,647 against and 163,062,279 abstaining. Abengoa’s Extraordinary General Shareholders' Meeting was held at first call on October 10, 2015, with a total of 698 shareholders present or represented, representing 5,576,493,804 (after excluding the votes attached to own shares in accordance with the provisions of Article 148 of the Capital Companies Act) votes and 60.496% of the company’s share capital (88.13% including treasury shares). The following resolutions were passed by the meeting: › In the Resolution 5, a total of 5,995,649,505 valid votes were cast, corresponding to 55,237,125 Class A shares and 471,937,005 Class B shares, which represent 65.371% of the share capital, with a total of 5,605,476,677 votes in favor, 226,889,007 against and 163,283,821 abstaining. One.-Capital reduction in the amount of €90,133,482.3858 by means of a reduction in the par value of the Class A and Class B shares of the Company in the amount of €0.98 for each Class A share and in the amount of €0.0098 for each Class B share, by means of the creation of a restricted reserve in accordance with the provisions of Section 335 c) of the Capital Companies Act, and amendment of article 6 of the Bylaws. Approval of the individual balance sheet of Abengoa, S.A. at June 30, 2015 that is to serve as the basis for the capital reduction. › In the Resolution 6, a total of 5,995,649,505 valid votes were cast, corresponding to 55,237,125 Class A shares and 471,937,005 Class B shares, which represent 65.371% of the share capital, with a total of 5,577,536,637 votes in favor, 221,913,281 against and 196,199,587 abstaining. › In the Resolution 7.1, a total of 5,995,649,505 valid votes were cast, corresponding to 55,237,125 Class A shares and 471,937,005 Class B shares, which represent 65.371% of the share capital, with a total of 5,574,281,064 votes in favor, 212,221,425 against and 209,147,016 abstaining. Two.-Capital increase in order to increase the equity of the Company in the effective amount (par value plus share premium) of €650,000,000 through the issuance and placement into circulation of new Class A shares having a par value of€ 0.02 each, and new Class B shares having a par value of €0.0002 each, which shall be fully subscribed and paid-up at the time of subscription with a charge to cash contributions, with the recognition of pre-emptive rights and with a provision for incomplete subscription. The Board of Directors shall be responsible for determining (i) the nominal amount of the increase and the number of Class A and Class B shares to be issued, which shall be a maximum of €650,000,000 without prejudice to the adjustments that apply to respect proportionality between the classes of shares, and of a number of Class A shares and Class B shares, respectively, equal to the result of multiplying such amount by the proportion of 2 existing Class A and Class B shares, and dividing it by the issue price thereof, and (ii) the issue price of the new Class A and Class B shares, and particularly the amount of the share premium for each new Class A and Class B share issued. Specific approval of the transaction for purposes of NASDAQ Market Rule number 5635. Delegation to the Board of Directors, with powers of substitution, of the powers required to carry out the resolution and to set the conditions thereof to the extent not provided for by the shareholders at the General Shareholders’ Meeting, pursuant to the provisions of Section 297.1 of the Capital Companies Act, as well as to amend article 6 of the Bylaws. › In the Resolution 7.2, a total of 5,995,649,505 valid votes were cast, corresponding to 55,237,125 Class A shares and 471,937,005 Class B shares, which represent 65.371% of the share capital, with a total of 5,594,122,500 votes in favor, 208,372,480 against and 193,154,525 abstaining. › In the Resolution 8, a total of 5,995,649,505 valid votes were cast, corresponding to 55,237,125 Class A shares and 471,937,005 Class B shares, which represent 65.371% of the share capital, with a total of 5,772,975,120 votes in favor, 60,702,513 against and 161,971,872 abstaining. › In the Resolution 9, a total of 5,995,649,505 valid votes were cast, corresponding to 55,237,125 Class A shares and 471,937,005 Class B shares, which represent 65.371% of the share capital, with a total of 5,541,630,384 votes in favor, 292,126,253 against and 161,892,868 abstaining. › In the Resolution 10, a total of 5,995,649,505 valid votes were cast, corresponding to 55,237,125 Class A shares and 471,937,005 Class B shares, which represent 65.371% of the share capital, with a total of 5,552,999,953 votes in favor, 280,666,684 against and 161,982,868 abstaining. › In the Resolution 11, a total of 5,995,649,505 valid votes were cast, corresponding to 55,237,125 Class A shares and 471,937,005 Class B shares, which represent 65.371% of the share capital, with a total of 5,831,680,261 votes in favor, 2,081,722 against and 161,887,522 abstaining. Three.-Acceptance of the resignation of directors. Setting of the number of members of the Board of Directors. Ratification and appointment of directors: 3.1. Acceptance of the resignation of directors. › The Resolution 12 was an informative point and it’s did not come up for vote 3.2 Setting of the number of members of the Board of Directors. Annual Report 2015

ABENGOA Consolidated management report Page 218 3.3 Ratification and appointment of Mr. Santiago Seage Medela. › In the Resolution 3.3, a total of 5,576,493,804 valid votes were cast, corresponding to 258,831,762 shares, which represent 60.496% of the share capital, with a total of 5,573,007,711 votes in favor, 3,360,788 against and 125,305 abstaining. 3.4. Ratification and appointment of Mr. José Domínguez Abascal Four.-Amendment of the Company’s Bylaws: › In the Resolution 3.4, a total of 5,576,493,804 valid votes were cast, corresponding to 258,831,762 shares, which represent 60.496% of the share capital, with a total of 5,495,134,343 votes in favor, 234,156 against and 125,305 abstaining. 4.1 Amendment of article 20 of the Bylaws in order to remove the bylawmandated prohibition against intervention in management issues by shareholders at a General Shareholders’ Meeting. › In the Resolution 4.1, a total of 5,576,493,804 valid votes were cast, corresponding to 258,831,762 shares, which represent 60.496% of the share capital, with a total of 5,576,201,682 votes in favor, 43,530 against and 248,592 abstaining. 4.2 Amendment of article 44 bis of the Bylaws in order to support the creation and govern the composition and operation of a new investment committee of the Company’s Board of Directors. Five.-Amendment of article 2 of the Regulations of the General Shareholders’ Meeting in order to conform it to the amendments of the Bylaws proposed under item four above. › In the Resolution 4.2, a total of 5,576,493,804 valid votes were cast, corresponding to 258,831,762 shares, which represent 60.496% of the share capital, with a total of 5,576,311,614 votes in favor, 51,955 against and 130,235 abstaining. Six.-Information to the shareholders at the General Shareholders’ Meeting of the amendments approved by the Board of Directors to the Regulations thereof. › In the Resolution 5, a total of 5,576,493,804 valid votes were cast, corresponding to 258,831,762 shares, which represent 60.496% of the share capital, with a total of 5,576,302,492 votes in favor, 49,830 against and 141,482 abstaining. Seven.-Approval by the shareholders acting at the General Shareholders’ Meeting of the instruction to the Board of Directors to observe a maximum limit on capex commitments. › The Resolution 6 was an informative point and it did not come up for vote Eight.-Delegation of powers to the Board of Directors for the interpretation, correction, implementation, formalization and registration of the resolutions adopted › In the Resolution 7, a total of 5,576,493,804 valid votes were cast, corresponding to 258,831,762 shares, which represent 60.496% of the share capital, with a total of 5,576,136,062 votes in favor, 6,051 against and 351,691 abstaining. In relation to the votes of the aforementioned resolutions: › In the Resolution 1, a total of 5,576,493,804 valid votes were cast, corresponding to 258,831,762 shares, which represent 60.496% of the share capital, with a total of 5,576,072,357 votes in favor, 341,240 against and 80,207 abstaining. › In the Resolution 8, a total of 5,576,493,804 valid votes were cast, corresponding to 258,831,762 shares, which represent 60.496% of the share capital, with a total of 5,576,307,242 votes in favor, 17,201 against and 169,361 abstaining. › In the Resolution 2, a total of 5,576,493,804 valid votes were cast, corresponding to 258,831,762 shares, which represent 60.496% of the share capital, with a total of 5,533,612,175 votes in favor, 42,793,772 against and 87,857 abstaining. As of December 31, 2015, the only Director who was a member of the board of directors of another listed company was Mr.. Antonio Formieles Melero, who was Director of Oryzon Genomics, S.A., a listed company on the Madrid Stock Exchanges since December 2015. › In the Resolution 3.1, a total of 5,576,493,804 valid votes were cast, corresponding to 258,831,762 shares, which represent 60.496% of the share capital, with a total of 5,369,503,373 votes in favor, 206,291,589 against and 698,842 abstaining. › In the Resolution 3.2, a total of 5,576,493,804 valid votes were cast, corresponding to 258,831,762 shares, which represent 60.496% of the share capital, with a total of 5,576,378,018 votes in favor, 6,001 against and 109,785 abstaining. Annual Report 2015

ABENGOA Consolidated management report

Page 219

Annual Report 2015

In accordance with the register of significant shareholdings that the company maintains, pursuant to the internal code of conduct in relation to the stock market, the percentage shareholdings of the directors in the capital of the company as at December 31, 2015 were as follows:

	No. of direct class A shares	No. of indirect class A shares	No. of direct class B shares	No. of indirect class B shares	% Total
José Domínguez Abascal	6,000	-	36,000	-	0.0070
Antonio Fornieles Melero	-	-	16,400	-	-
Joaquín Fernández de Piérola Marín	-	-	-	-	-
José Joaquín Abaurre Llorente	9,870	-	-	-	-
José Luis Aya Abaurre	1,210	-	344,301	-	0.0050
Javier Benjumea Llorente	3,888	-	15,552	-	0.0040
José Borrell Fontelles	-	-	71,695	-	0.0010
Mercedes Gracia Díez	-	-	2,500	-	-
Ricardo Hausmann	-	-	-	-	-
Ricardo Martínez Rico	-	-	2,565	-	-
Claudi Santiago Ponsa	200	-	800	-	-
Ignacio Solís Guardiola	1,700	-	68,000	-	0.0200
Alicia Velarde Valiente	400	-	1,600	-	-

8.2. Company management structure

The Board of Directors

› Composition: number and identity

Following changes to Article 39 the company's bylaws, as agreed by the Ordinary Shareholders' Meeting held on April 15, 2007, the maximum number of members of the Board of Directors was set at fifteen, compared to nine established until that time. The Ordinary General Shareholders' Meeting of April 6, 2014, also agreed to once again amend Article 39 of the bylaws, setting the maximum number of members of the board of directors at 16. These modifications reinforced the structure of the Board with a number of directors that allows a more diversified composition as well as facilitating the delegation and adoption of resolutions with minimal attendance, thereby ensuring a multiple and plural presence in the Board of Directors.

Maximum number of Board Members	16
Minimum number of Board Members	3

In accordance with the recommendations established in the Unified Code of Good Governance of Listed Companies, which have been already subject to regulation by Law 31/2014, December 3, the composition of the Board reflects the capital structure. This enables the Board to represent the highest possible percentage of the capital in a stable way and ensures protection of the general interests of the company and its shareholders. The Board is provided, moreover, with a degree of independence in accordance with the practices and professional needs of any company. Its current composition as of December 31, 2015 was the following:

José Domínguez Abascal	-Executive President - Member of the Investment Committee
Antonio Fornieles Melero	- Independent (Vice-President) -Coordinating Director - Chairman of the Audit Committee and Investment Member of the Appointments and Remuneration Committee
Joaquín Fernández de Piérola Marín	- Executive
José Joaquín Abaurre Llorente	- External, weekly assistant - Member of the Strategy and Technology Committee
José Luis Aya Abaurre	- External, weekly assistant -Member of the Strategy and Technology Committee
Javier Benjumea Llorente	- Executive
José Borrell Fontelles	- Independent -Member of the Appointments and Remuneration Committee - Member of the Audit Committee -Member of the Strategy and Technology Committee
Mercedes Gracia Díez	- Independent - Chairman and Member of the Appointments and Remuneration Committee - Member of the Audit Committee - Member of the Investment Committee
Claudio Santiago Ponsa	- External, weekly assistant
Ignacio Solís Guardiola	- External, weekly assistant
Ricardo Martínez Rico	- Independent -Member of the Strategy and Technology Committee
Ricardo Hausmann	- Independent
Alicia Velarde Valiente	- Independent -Member of the Appointments and Remuneration Committee - Member of the Audit Committee

(1) Mr.José Dominguez Abascal was ceased as executive chairman of the Board of Directors and its delegated commissions on March 1, 2016.
(2) Mr. Antonio Fornieles Melero, To date Vice-Chairman and Coordinating Director was appointed executive chairman on March 1, 2016. Consequently with this appointment such Director became Executive Director and resigned from the Company's Audit Committee and Appointments and Remunerations Committee.
(3) Mr.. Joaquin Fernandez de Piérola was appointed CEO on March 1, 2016 and first Vice-chairman and member of the Investment Committee on March 8, 2016.
4) Ms. Alicia Velarde Valiente was appointed Second Vice-chairman, Coordinating Director, President of the Company's Audit Committee and President of the Investment Committee on March 8, 2016.
(5) On February 12, 2016 Mr. José Luis Aya Abaurre died. On March 8, 2016 it was appointed Ms. Ana Abaurre Aya in representation of Inayaba,S.L. as member of the Strategy and Technology Committee.

ABENGOA Consolidated management report Page 220 The total number of directors is considered to be appropriate to ensure the necessary representation and the effective functioning of the Board of Directors. create a potential conflict of roles. Both proposals were approved by the Board of Directors in February 2007 as well as by the shareholders at the Ordinary General Meeting on April 15, of the same year. Notwithstanding the fact that independence is a condition that must be common to any director, irrespective of the director’s origin or appointment, based on the reliability, integrity and professionalism of his or her role, in accordance with the guidelines included under Law 26/2003, in Ministerial Order 3722/2003 and in the Unified Code of Good Governance of Listed Companies and more recently in Law 31/2014, the classification of current directors as stated on the previous table.As may be seen in the table above, the Board is made up of a majority of external, non-executive directors. Finally, in October 2007 the Committee proposed to the Board to accept the resignation of Mr. Javier Benjumea Llorente as Vice-chairman, along with the revoking of any powers which had been granted in those entities or companies in which he held a position of responsibility, and the naming of a new representative of Abengoa and the Focus-Abengoa Foundation. On the basis of the foregoing, the committee decided that it would be opportune to repeat the study on numbers and conditions of the Vice-chairman to the Board of Directors within the current structure of the company’s governing bodies. › Organizational and functional rules The Board of Directors is governed by the Regulations of the Board, the company’s bylaws and by the Internal Code of Conduct on Stock Exchange Matters. The Regulations of the Board were initially approved by the Board at a meeting on January 18, 1998, clearly in anticipation of the current rules of good governance and efficient internal control. The most recent update of note took place October 10, 2015. As a result, the Committee considered it necessary that the Vice-chairman of Abengoa hold the powers as per the Spanish Public Limited Companies Act so that, on the one hand, he or she is granted full representation of the company and to counter-balance the functions of the chairman of the board. On this basis it was considered that the Coordination Director – in accordance with the responsibilities as assigned to the role by the Board of Directors (February 2007) and at the Shareholders’ Meeting (April 2007) – was ideal for the role, in addressing the corporate governance recommendations and the structure of the company, as well as the composition and diversity of the directors. The Coordination Director already has the duty to take into account the concerns and goals of the board members and, to achieve this, has the power to call Board meetings and to add items to the agenda. As this role was more in substance than in title, considering the interests of the directors, and conveyed a certain representation of the Board, it was considered appropriate to expand and recognize this representation making it institutional and organic. › Structure: The Board of Directors is currently made up of 13 members. The Regulations of the Board cover the composition of the Board, the functions and its internal organization; additionally, there is the Internal Code of Conduct on Stock Exchange Matters, the scope of which covers the Board of Directors, senior management and all those employees who, due to their skills or roles, are also impacted by its content. The Regulations of the Functioning of Shareholders’ Meetings cover the formal aspects and other aspects of Shareholders’ Meetings. Finally, the Board is supported by the Audit Committee and the Appointments and Remuneration Committee, which in turn are subject to their own respective internal regulations, as well as the Strategy and Technology Commission. All these regulations, included within the revised Internal Regulations on Corporate Governance are available on the company’s website, www.abengoa.es/com. For the reasons mentioned, the Committee deemed it appropriate to propose Aplidig, S.L. (represented by Mr. José B. Terceiro Lomba), the current Coordination Director, as the new Vice-Chairman of the Board. Additionally, within the representative duties, it was proposed that the Vice-chairman, in conjunction with the chairman, would represent Abengoa as chairman of the Focus-Abengoa Foundation, as well as for other foundations and institutions in which the company is or should be represented. Since its inception, the Appointments and Remuneration Committee has been analyzing the structure of the company’s governing bodies and has worked to align such bodies with regulations in force regarding governance, focusing in particular on the historical and current configuration of such ruling bodies within Abengoa. Consequently, in February 2007 the committee recommended the creation of a Coordination Director, as well as the dissolution of the Advisory Committee to the Board of Directors. The first recommendation was to align the company with the latest corporate governance recommendations in Spain in 2006; the second recommendation reflected that the advisory board had completed the role for which it was established in the first place, and that its coexistence with the remaining company bodies could Annual Report 2015

ABENGOA Consolidated management report Page 221 › Appointments: In light of the above, on 10 December 2007 the Board of Directors approved the appointment of Aplidig, S. L. (represented by Mr. José B. Terceiro Lomba), the current Coordination Director, as the new Vice-Chairman of the Board, with the unanimous agreement of the independent directors regarding the retention of his role as Coordination Director despite being promoted to an executive board member role. Additionally, within the representative duties, on 23 July 2007 the Board approved that the Vice-chairman, in conjunction with the Chairman, would also represent Abengoa as Chairman of the Focus-Abengoa Foundation Board, as well as for other foundations and institutions in which the company is or should be represented. The Shareholders’ Meeting, or when applicable the Board of Directors, within the established rules and regulations, is the competent body for appointing members of the Board a proposal, if any, of the Appointments and Remuneration Committee. Only those people that fulfill the legally established requirements may be appointed, as well as being trustworthy and holding the knowledge, prestige and sufficient professional references to undertake the functions of director. Directors are appointed for a maximum of 4 years, although they may be re-elected. As of December 31, 2015 the Coordinating Director and second Vice-chairman of the Board of Director was Mr. Antonio Fornieles Melero. Notwithstanding the above, on March 1, 2016 Mr. Antonio Fornieles Melero was appointed executive President of the Board of Directors, appointing Ms. Alicia Velarde Valiente as Coordinating Director and second Vice-chairman of the Board of Directors. › Dismissals: Directors will be removed from their position at the end of their tenure or under any other circumstances in accordance with the appropriate laws. Furthermore, they should relinquish their role as directors in the event of any incompatibility, prohibition, serious sanctions or failure to fulfill their obligations as directors. The Chairman of the Board, as the leading executive of the company is granted full powers excluding those which by law cannot be assigned by the Board of Directors, notwithstanding the powers and competences of the Board itself. With regards to the Vice-chairman, also an executive role, he or she is granted the same powers as above. › Meeting: In accordance with Article 42 of the company bylaws, the Board of Directors will meet as deemed necessary given the demands of the company or, at least once a quarter and the cases determined by regulations of the Board of Directors. During 2015, the Board met a total of 42 times At the proposal of the Appointments and Remunerations Committee of November 27, 2015, and previously to the resignation in his position as Director of Mr. Santiago Seage Melero, It was agreed the delegation of all his powers except those that cannot be statutory and legally delegated, in favor of the former president Mr.José Dominguez Abascal. Notwithstanding the above, on March 1, 2016 Mr. José Dominguez Abascal was ceased as executive chairman of the Board of Directors, and appointing executive chairman to Mr. Antonio Fornieles Melero, who became Executive Director, and agreed the delegation of all his powers except those that cannot be statutory and legally delegated to Mr. Joaquin Fernández de Piérola. Mr. Antonio Fornieles Melero and Mr. Joaquín Fernández de Piérola share their executive duties of the Company. › Duties of the Directors: The function of the director is to participate in the direction and control of management of the company for the purposes of and with the aim of maximizing its value for shareholders. Each director operates with the diligence and care of a loyal and dedicated professional, guided by the company’s interests, as a representative with complete independence to defend and protect the interests of the shareholders. By virtue of their appointment, the directors are required to: ›Functions: º Be informed and appropriately prepare for each working session. The role of the Board of Directors is to undertake the necessary actions so as to achieve the corporate objectives of the company. It is empowered to determine the financial goals of the company, agree upon the strategies necessary as proposed by senior management so as to achieve such goals, assure the future viability of the company and its competitiveness, as well as adequate leadership and management, supervising the development of the company’s business. º Attend and actively participate in meetings and decision making. º Carry out any specific task entrusted by the board of directors. º Encourage people with the authority to call meetings, to call extraordinary meetings of the board or include the issues that they deem relevant on the agenda of the next meeting to be held. Annual Report 2015

ABENGOA Consolidated management report Page 222 º Avoid conflicts of interest from arising and, if appropriate, report their existence to the board via its secretary. These committees have the powers, which may not be delegated, as per the Law, the company bylaws and internal regulations, acting as regulatory body and supervisory body associate with the matters over which they chair. º Do not hold positions in competing companies. Both are chaired by a non-executive independent director and are comprised exclusively of non-executive directors. º Do not use company information for personal ends. º Do not use company assets inappropriately. › The Secretary: º Do not use company business opportunities for personal ends. The Secretary to the Board of Directors undertakes those responsibilities as required by law. Currently the role of Secretary and that of Legal Counsel to the Board is not undertaken by the same person, being responsible for the correct calling of meetings and that resolutions are properly implemented by the Board. In particular, he will advise the Board as to the legality of proposed deliberations and decisions and upon compliance with the company’s internal corporate governance regulations, making him responsible as guarantor of the legality, both in law and in substance, of the actions of the Board. º Keep all information that results from your position confidential. º Abstain from voting on budget issues that affect them. º Disclose any direct or indirect interests in the company’s securities or derivatives. º Actively participate and be committed to the issues being discussed by the board, as well as following up these issues and obtaining the necessary information. º Do not support resolutions that break the law, the company’s bylaws or go against the company’s interests. Request the corresponding legal and technical reports, as appropriate. The Secretary, as a specialized role, guarantees the legality in law and in substance of the actions of the Board, with the full support of the board to perform their duties with independent judgment and substance. He or she is also responsible for safeguarding the internal rules of corporate governance. º Notify the company of any significant changes in your professional circumstances which could affect the characteristics or conditions under which you were appointed as a director, or which may give rise to a conflict of interest. › Resolutions: º Notify the company of all legal or administrative claims, or any other type of claim, which could seriously impact the company’s reputation due to their significance. Decisions are made by a simple majority of those directors present at the meeting (present of represented) in each meeting, with the exception of legal matters as previously set out. ›The Chairman: › Remuneration and other benefits The Chairman, in addition to the company bylaws and legal requirements, is the senior-most executive of the company, and as such is effectively responsible for the management of the company, always in accordance with the criteria and decisions of the Board of Directors and the General Shareholders’ Meeting. The Chairman is responsible for implementing the decisions made by the company’s management bodies, through application of the powers as permanently granted to him by the Board of Directors, which he represents in all aspects. The Chairman also casts the deciding vote in the Board of Directors. ›Remuneration: Directors are remunerated as established in article 39 of the Bylaws. The remuneration of Directors is made up of a fixed amount as agreed upon at the General Shareholders’ Meeting, and is not necessarily equal for all directors. Additionally, they may participate in profit sharing programs, for a percentage between 5% and 10% (maximum) of the net income of the Company after the declaration of the dividends for the year. Travel expenses related to work undertaken by the board are reimbursed to Directors. The Chairman is also the Chief Executive Officer. The following measures are in place to prevent an accumulation of power. Under Article 44 bis of the company bylaws, on December 2, 2002 and 24 February 2003 the Board of Directors agreed to appoint the Audit Committee and the Appointments and Remuneration Committee. Annual Report 2015

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Annual Report 2015

Salary (both fixed and variable) and allowances paid to the members of the Board of Abengoa S.A. in 2015 were €32,193 thousand (€15,833 thousand in 2014).

Detail of individual remuneration and benefits in 2015 paid to the Board of Directors (in thousands of euros):

	Salary	Fixed remuneration	Daily allowance	Short term variable remuneration	Compensation as member of Board Committee	Compensation as officer of other Group companies	Other concepts	Total 2015
Felipe Benjumea Llorente	814	-	68	3,304	-	-	11,484	15,671
Aplidig, S.L. (1)	-	-	-	2,804	-	-	-	2,804
Manuel Sánchez Ortega	543	-	57	3,304	-	-	4,484	8,388
Javier Benjumea Llorente	1,200	-	93	1,307	-	52	-	2,652
José Borrell Fontelles	-	-	160	-	140	-	-	300
Mercedes Gracia Díez	-	-	160	-	40	-	-	200
Ricardo Martínez Rico	-	-	110	-	20	-	-	130
Alicia Velarde Valiente	-	-	110	-	40	-	-	150
Ricardo Hausmann	-	-	280	-	-	-	-	280
José Joaquín Abaurre Llorente	-	-	110	-	40	-	-	150
José Luis Aya Abaurre	-	-	110	-	40	-	-	150
María Teresa Benjumea Llorente	-	-	43	-	-	18	-	61
Claudi Santiago Ponsa	-	-	78	-	-	-	-	78
Ignacio Solís Guardiola	-	-	78	-	-	-	-	78
Fernando Solís Martínez Campos	-	-	57	-	-	-	-	57
Carlos Sundheim Losada	-	-	57	-	-	-	-	57
Antonio Fornieles Melero	-	-	160	-	35	-	-	195
Santiago Seage Medela	543	-	51	-	-	-	-	594
José Domínguez Abascal	175	-	-	-	-	-	-	175
Joaquín Fernández de Piérola	23	-	-	-	-	-	-	23
Total	3,298	-	1,782	10,719	355	70	15,968	32,193

Note (1): Represented by Mr. José B. Terceiro Lomba

Additionally, in 2015 overall remuneration for key management of the company (Senior Management which are not executive directors), including both fixed and variable components, amounted to €7,163 thousand (€11,351 thousand in 2013).

For more information on the Corporate Governance Report, the appendix of this Management Report contains the complete version.

9.- Appointments and remuneration committee

The Appointments and Remuneration Committee was created by the board of directors of Abengoa, S.A. (hereinafter, the 'Company') on February 24, 2003, under Article 28 of the board of directors regulations, in order to incorporate the recommendations relating to appointments and remuneration committees in Law 44/2002 of November 22 on financial system reform measures. This meeting of the board of directors also approved the Committee's internal regulations.

At present the Appointments and Remuneration Committee is governed by the consolidated text of the Capital Companies Act, approved by Legislative Royal Decree 1/2010 of July 2 (hereinafter, the 'Capital Companies Act'), which are reflected in Abengoa's bylaws, the board of directors regulations and the internal regulations of the Appointments and Remuneration Committee.

Composition

The Committee currently has the following composition:

- Mercedes Gracia Diez	Chairman. Independent director.
- José Borrell Fontelles	Member. Independent director.
- Alicia Velarde Valiente	Member. Independent director.
- Juan Carlos Jiménez Lora	Non-director Secretary

Ms. Gracia Diez was appointed as a member of the Committee by the meeting of the board of directors of Abengoa, S.A. held on December 12, 2005 and elected as its chairman at the meeting of the Appointments and Remuneration Committee held on March 17, 2015. The secretary of the Committee was appointed by the meeting of the Appointments and Remuneration Committee held on June 23, 2014.

Mr. Antonio Fornieles Melero resigned as chairperson of the committee on March 1, 2016, given his appointment as Executive President of the Board of Directors of the Company, replacing Mr. José Dominguez Abascal.

As a result, the Appointments and Remuneration Committee comprises three independent directors with the chairman of the Committee appointed from among them, in accordance with the requirements of the Capital Companies Act. Article 2 of the Committee's internal regulations also requires the chairman to be an independent director.

ABENGOA Consolidated management report Page 224 Meetings and calling of meetings To fulfill the aforementioned duties, the Appointments and Remuneration Committee will meet when necessary and at least once every six months. It will also meet whenever the chairman calls a meeting, although a valid meeting may also be called when all of its members are present and they agree to hold a meeting. Duties and responsibilities The Appointments and Remuneration Committee is responsible for the following: 1. Evaluate the skills, knowledge and experience required to be a member of Abengoa’s board of directors. The Committee will define the functions and skills required by candidates for each vacancy and assess the time and dedication required for the role to be performed correctly. During 2015 the Committee met twelve times. Important issues discussed at these meetings included proposals to appoint or re-appoint members of the board of directors, as well as checking that the original conditions underlying the appointment of directors continue to apply, including the characteristics and type of directorship applicable to each member. 2. Establish a representation target for the under-represented gender on the board of directors and prepare guidelines on how to achieve this goal. 3. Submit proposals to the board of directors to appoint independent directors so that they may be appointed by co-optation or for the decision to be submitted to the General Shareholders’ Meeting, as well as proposals for re-elections or departures also to be submitted to the General Shareholders’ Meeting. Quorum Meetings of the Committee shall be considered as valid when the majority of its members are present. Attendance may only be delegated to other non-executive directors. 4. Propose appointments of the remaining directors so that they may be appointed by co-optation or for the decision to be submitted to the General Shareholders’ Meeting, as well as proposals for re-elections or departures also to be submitted to the General Shareholders’ Meeting. The resolutions adopted shall be valid when the majority of the Committee’s members, present or represented, vote in favor. In the case of a tie, the chairman shall have the casting vote. 5. Annually verify that the original conditions underlying the appointment of directors continue to apply, including the characteristics and type of directorship applicable to each board member, all of which should be included in the annual report. The Company’s remuneration manager shall act as Secretary of the Committee at its meetings. Analysis, reports and proposals made by the Committee During 2015 the main resolutions of the Appoitment and Remuneration Comitee has been the following: 6. Report any proposals to appoint or dismiss senior management members and the basic conditions of their contracts. 7. Analyze and organize the succession of the chairman of the board of directors and the Company’s CEO, and make proposals to the board of directors so that this succession occurs in an organized and planned way, as appropriate. › Proposal to the Board of Directors to appoint, by co-optation, Mr. Antonio Fornieles Melero, as independent Director, to fill the vacancy due to the resignation of the Director of the Company Aplidig, S.L. 8. Propose to the board of directors the remuneration policy for directors and general managers or those people that perform the senior management functions reporting directly to the Board; members of executive committees; and CEOs, as well as the individual remuneration and other contractual conditions of executive directors, ensuring that these conditions are fulfilled. › Report to the Board of Directors on the appointment of Mr. Antonio Fornieles Melero, as second Vice-chairman, Coordinating Director and Member of the Company´s Audit Committee, and of the Appointments and Remuneration Committee of the Board of Directors. › Report to the Board of Directors about the new regulations in the remuneration system of listed companies Directors. 9. Organize and supervise the annual performance appraisal of the board of directors and its committees, and propose an action plan to correct any deficiencies identified depending on the results obtained. › Report to the Board of Directors about the appointments of Mr. Manuel Sánchez Ortega, CEO of the Company, as first Vice-chairman of the Board of Directors. 10. Prepare an annual report on the activities of the Appointments and Remuneration Committee, which must be included in the management report. Annual Report 2015

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Annual Report 2015

- Report to the Board of Directors about the appointment of Mr. Ignacio García Alvear as new Investors Relations Director, replacing Ms. Bárbara Sofía Zubiría Furest.
- Proposal to the Board of Directors, for its approval, of the individual remunerations and other contractual conditions of the executive directors.
- Proposal to the Board of Directors, for its approval, of the annual report of remunerations of Directors, included in the Directors and Senior management remuneration policy.
- Submission of the results of the annual performance appraisal of the Board of Directors and its committees to the Board of Directors, for its approval.
- Proposal to the Board of Directors to appoint Mr. Antonio Fornieles Melero as lead Director of the Company's Audit Committee.
- Proposal to the Board of Directors to appoint Ms. Mercedes Gracia Díez as lead Director of the Appointments and Remuneration Committee replacing Mr. José Borrell Fontelles.
- Report to the Board of Directors on the appointment of Mr. Santiago Seage Medela as the Company's CEO, replacing Mr. Manuel Sanchez Ortega.
- Report to the Board of Directors of the remuneration settlement in favor of Mr. Manuel Sánchez Ortega, given his resignation as CEO.
- Proposal to the Board of Directors to appoint Mr. Santiago Seage Medela as first Vice-chairman of the Board of Directors and the incorporation of Ms. María Teresa Benjumea Llorente to the Board of Directors, both replacing Mr. Manuel Sánchez Ortega.
- Report to de Board of Directors of the remuneration settlement in favor of D. Felipe Benjumea Llorente, given his resignation as Executive Chairman of the Company.
- Report to the Board of Directors about the proposal of appointment of Mr. José Domínguez Abascal as Proprietary Director and Non-executive Chairman of the Board of Directors.
- Favorable report to Board of Directors about the following changes on the management structure. Appointment of Mr. José Domínguez Abascal as Executive Chairman of the Board of Directors, appointment, by co-optation, of Mr. Joaquín Fernández de Piérola Marín replacing the vacancy by resignation of Mr. Santiago Seage Medela, and appointment as General Director of Mr. Joaquín Fernández de Piérola Marín.
- Favorable report to the Board of Directors about the new contracts with the Executive Chairman with Mr. José Dominguez Abascal and Mr. Joaquín Fernández de Piérola Marín.

10.- Other relevant information

10.1. Stock exchange information

According to data provided by Bolsas y Mercados Españoles (BME), in 2015 a total of 201,440,452 Class A shares and 5,392,798,418 Class B shares in the company were traded, equivalent to an average daily trading volume of 786,876 Class A shares and 21,065,618 Class B shares, The average daily traded cash volume was €1.5 million for Class A shares and €33.8 million for Class B shares.

	A-Shares		B-Shares	
Share evolution	Total	Daily	Total	Daily
Volume (thousands of shares)	201,440	787	5,392,798	21,066
Volume (M€)	382	1.5	8,642.90	33.8
Quotes	Data		Data	
Last	0.41	31-dec	0.19	31-dec
Maximum	3.74	30-mar	3.51	30-mar
Average	1.89		1.6	
Minimum	0.33	25-nov	0.18	31-dec

The last price of Abengoa's shares in 2015 was€ 0.41 for Class A shares, some 81% lower than at the end of 2014; and €0.19 per Class B share, 89% lower than the close of 2014.

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Annual Report 2015

Since its IPO in the Spanish stock exchange in November 29, 1996, the value of the company has decreased by 2%. The selective IBEX-35 index has risen by 104% during the same period.

Evolution of Share Value of Abengoa
(compared with Ibex-35)


Revalorización (%)
Ibex-35
Abengoa
104%
-2%
1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015

10.2 Dividend policy

The General Shareholders' meeting held on March 29, 2015 approved a dividend of €0.113 per share, which amounted to €94,894 thousand, compared to €91,637 thousand in the previous year. On April 17, 2015 the dividend was distributed in one single payment.

Abengoa's Board of Directors held on September 23, 2015 approved the suspension of our dividend until Abengoa achieve a credit rating of "BB-"from Standard & Poors or "Ba3" from Moody's or our leverage ratio of Gross Corporate Debt (including bridge loan), as of the most recent balance sheet date which is approved, to Corporate EBITDA for the twelve months immediately preceding such balance sheet date, falls below 3.5x. As long as Abengoa do not reach the aforementioned credit rating or leverage ratio, Abengoa will not distribute dividends to their shareholders.

10.3 Management of credit quality

Credit ratings affect the cost and other terms upon which we are able to obtain financing (or refinancing). Rating agencies regularly evaluate us and their ratings of our default rate and existing capital markets debt are based on a number of factors.

As of March 19, 2015 Fitch Ratings, Inc ("Fitch") reduced the rating from B+ to B with stable Outlook. On November 26, after the announcement of the company's situation reduced the rating to CC and at December 14, to RD (restricted default). Afterwards on January 16, 2016, Fitch announced that leaves the coverage of Abengoa.

On August 7, 2015, Moody's Investors Service, Inc. ("Moody's) confirmed the rating of B2 changing its Outlook from stable to on review. On November 19, 2015 reduced the rating to B3 (on review) and on November 26 to Caa2 with negative outlook. On December 11, 2015 announced the reduction of its rating to Caa3 with negative outlook.

Lastly, the investment services of Standard & Poor's ("S&P") announced on June 9, 2015 an Outlook upgrade to credit watch from positive, confirming the rating upgrade to B+ from B in June 30, 20415. On November 26 reduced its rating to CCC- with negative Outlook and on December 16 to SD (Selective default).

10.4 Average supplier payment time

In compliance with the duty to report the average period of payment to suppliers stated in article 539 and the eighth additional provision of `Ley de Sociedades de Capital` according to the new composition given by the second final provision of` Ley 31/2014 de reforma de la ley de Sociedades de Capital` the company informs that the average period of payment to suppliers related to all the companies in the Group in Spain has been 95 days.

The following detail required by the article 6 of the January 29, 2016 resolution of the Instituto de Contabilidad y Auditoría de Cuentas, related to the information to be provided about the average period of payment during the year

	Days
Average period of payment	95
Paid transactions ratio	60
Unpaidtransactions ratio	133

	Amount
Total payments	1256739
Total outstanding payments	1163119

ABENGOA Consolidated management report Page 227 11.-Subsequent events During the month of February 2016, the investment that Abengoa owned in Shams, which is the owner of a thermo-solar plant of 100 MW developed by the Company in Abu Dhabi (United Arab Emirates) has been sold for a total amount of USD €30 million. No impact in the results for the year is expected from this transaction. There is not comparative information in compliance with the additional provision of the mentioned resolution. 10.5 Furher information To correctly measure and value the business and the results obtained by Abengoa, it is necessary to draw out the business trends from the consolidated figures. As of March 1, 2016, the Company ceased Mr. José Dominguez Abascal, formerly appointed by Inversión Corporativa IC, S.A. as Chairman and revoked the powers he may have delegated. Since that date, he will continue as Director (external Director). Replacing him, the Board of Directors of Abengoa previously agreed by the Appointment and Remuneration Committee, appointed as Executive Chairman to Mr. Antonio Fornieles Melero, former Vice-chairman and Coordinator Director, delegating him all powers except those that cannot be legally delegated. As a consequence of this appointment this mentioned Director begun to have the executive Director consideration and left the Audit Committee and the Appointments and Remuneration Committee. In addition to the accounting information, as provided within the financial accounts and within this management report, Abengoa also publishes an ‘Annual Report’ which sets out the key events of 2015. This report is available in Spanish, and English. The Annual Report, which is published prior to the Shareholders’ Meeting at which the financial statements of 2015 will be approved, includes not only the consolidated accounts of Abengoa, as well as the strategic objectives of the business and the key events of the three Business Units into which Abengoa is structured as of December 31, 2015. The annual report is available on the company’s website at www.abengoa.com. Also, and with prior approval of the Appointment and Remuneration Committee, the Board of Directors of Abengoa delegated on Mr. Joaquín Fernández de Piérola Marín all powers except those that cannot be legally delegated. As a consequence of this appointment, Mr. Joaquín Fernández de Piérola Marín was appointed CEO and maintained the executive Director consideration. The requirement to provide the market with information which is useful, truthful, complete, comparable and up-to-date would not be of such value to the user if the means of communicating such information were insufficient, as it would result in such information not being as effective, timely and useful. As such. The requirement to provide the market with information which is useful, truthful, complete, comparable and up-to-date would not be of such value to the user if the means of communicating such information were insufficient, as it would result in such information not being as effective, timely and useful. As such, the Aldama Report, the Financial System Reform Law and the Transparency Law recommend and enforce, in the light of recent technologies, the use of a website by listed companies as an information tool (including historical, qualitative and quantitative data on the company) and a means of disseminating information (on a timely or real-time basis, making such information available to investors). Additionally, in the framework of the negotiations, it is maintaining, with a group of its creditors comprised of banks and holders of bonds issued by the Abengoa group, for the restructuring of its indebtedness and its recapitalization in line with the grounds of an agreement that was announced on March 10, 2016 (relevant fact number 236094), on March 21, 2016, Abengoa Concessions Investments Limited (“ACI”), a subsidiary of the Company, entered into a Secured Term Facility Agreement (the “Facility Agreement”) among, inter alia, the lenders as describe below (the “Lenders”) and the agent appointed thereunder (the “Agent”), pursuant to which it is entitled to borrow up to €137,094,751.30 (the “Loan Amount”) and is required to enter into related security documents (collectively, the “Loan Documents”).The Facility Agreement will be used for the general corporate and working capital purposes of the Company and its subsidiaries (the “Group”). Abengoa has a website, which was recently renewed and updated, that features far-reaching and comprehensive content, including information and documentation made available to the public and, in particular to shareholders. This website offers periodic information (quarterly and half-yearly) as well as other relevant information and facts upon which it is mandatory that Abengoa report to the CNMV to comply with the rules of the stock exchange. Through this website, it is also possible to request a copy of the Annual Report. Upon the occurrence of certain events that are customary for this type of loan, the Lenders may exercise their right to require ACI to repay all or part of the Loan Amount, post additional collateral or foreclose on, and dispose of, the Pledged Shares (as described below under “Security”) in accordance with the Loan Documents. The loan will mature on 23 September 2016 or (if maturity for the September Facility and the December Facility is extended to at least the same date) 12 months after the utilization date. Loans will initially bear interest at a rate per annum equal to the aggregate of EURIBOR plus 14.5% (on a payment in kind basis). Default interest will be payable at a rate of 5% above the interest rate. Annual Report 2015

ABENGOA Consolidated management report Page 228 In certain circumstances, a make-whole amount, a restructuring fee and/or a rollover fee may become payable under the Facility Agreement. Abengoa and the following subsidiaries will each provide a guarantee of all amounts payable to the finance parties under the Facility Agreement. Under the terms of the Loan Documents, ACI will pledge and grant a security interest in 14,327,124 ordinary shares of Atlantica Yield (formerly Abengoa Yield Plc.) held by it (the “Pledged Shares”), in favour of the Lenders as security for the Loan Amount and its obligations under the Loan Documents. The Facility Agreement will require compliance with certain financial covenants consisting of (i) an initial loan to value ratio of 60% and (ii) maintaining a loan to value ratio of not more than 80%. In relation to the Pledged Shares that were previously the subject of security interests in favour of the lenders under either (i) the loan agreement granted to the Company in 23 September 2015 or (ii) the loan agreement entered into in 24 December 2015 (see Note 20 to the Consolidated Financial Statements): › the lenders under (i) the September Facility will release all of the Pledged Shares that are pledged as security for such financing and (ii) the December Facility will release a certain number of the Pledged Shares that are pledged as security for such financing. ACI will pledge and grant a second ranking pledge in respect of the Pledged Shares and the remaining shares securing the December Facility in favour of the lenders under the September Facility; and › in connection with the granting of such releases, the September Facility and the December Facility will be amended to align certain provisions relating to the interest, the restructuring and rollover fees, the loan to value financial covenants, the maturity and the disposal covenants with those in the Loan Documents. The Facility Agreement is governed by English law and the courts of England have exclusive jurisdiction to settle any dispute arising out of or in connection therewith. Since December 31, 2015, no other events have occurred that might significantly influence the information reflected in the Consolidated Financial Statements, nor has there been any event of significance to the Group as a whole. Annual Report 2015

Appendix to consolidated management report

Annual corporate governance report 03.1

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A. Ownership structure

A.1 Complete the following table on the company's share capital:

Date of Last Modification	Share capital (€)	Number of shares	Number of voting rights
26-10-2015	1,840,954.98	941,533,858	9,204,774,877

Indicate whether there are different types of shares with different associated rights:

Yes

Class	Number of shares	Nominal unit	Unit number of voting rights	Different rights
A	83,467,081	0.02	100	Without different rights
B	858,066,777	0.0002	1	See section H "Other Information of Interest" at the end of the report.

A.2 List the direct and indirect holders of significant ownership interests in your Company at year-end, excluding Directors:

Personal or Corporate name of the Shareholder	Number of direct voting rights	Indirect voting rights		% of total voting rights
		Direct owner of shares	Number of voting rights	
Inversión Corporativa, I.C, S.A.	4.197.517.040	Finarpisa, S.A.	568,379,032	45.60 %
Finarpisa, S.A.	568,379,032	-	-	6.17 %

Indicate the most significant movements in the shareholding structure of the company during the year:

Not applicable

Personal or Corporate name of the Shareholder	Date of transaction	Description of transaction

A.3 Complete the following tables on company board members with voting rights through company shares:

Personal or Corporate name of the Director	Number of direct voting rights	Indirect voting rights		% of total voting rights
		Direct owner of shares	Number of voting rights	
José Domínguez Abascal	636,000	0	0	0.007
Antonio Fornieles Melero	16,400	0	0	0.000
Joaquín Fernández de Piérola Marín	0	0	0	0.000
Jose Joaquín Abaurre Llorente	9,870	0	0	0.000
José Luis Aya Abaurre (passed away on 12 February 2016)	465,301	0	0	0.005
Javier Benjumea Llorente	404,352	0	0	0.004
José Borrell Fontelles	71,695	0	0	0.001
Mercedes Gracia Díez	2,500	0	0	0.000
Ricardo Hausmann	7,250	0	0	0.000
Ricardo Martínez Rico	2,565	0	0	0.000
Claudi Santiago Ponsa	20,800	0	0	0.000
Ignacio Solís Guardiola	1,768,000	0	0	0.020
Alicia Velarde Valiente	41,600	0	0	0.000

See section H "Other Information of Interest" at the end of the report.

% total of voting rights held by the Board of Directors	0,037

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Annual Report 2015

Complete the following tables regarding the Company's Board of Directors with rights over company shares:

Personal or Corporate name of the Director	Number of direct rights	Indirect rights		Number of equivalent shares	% of total voting rights
		Direct owner	Number of voting rights		

A.4 Indicate, where applicable, any family, business, contractual or corporate relations between owners of significant shareholdings, insofar as these are known by the company, unless they bear little relevance or arise from ordinary trading or course of business:

Personal or related Corporate Name	Type of relationship	Brief description
Inversión Corporativa, I.C, S.A Finarpisa, S.A.	Societal	Inversión Corporativa, I.C, S.A holds 99,99 % shares in Finarpisa, S.A.

A.5 Indicate, where applicable, any commercial, contractual or corporate relations between owners of significant shareholdings on the one hand, and the company and/or its group on the other, unless these bear little relevance or arise from ordinary trading or course of business:

Not applicable

Personal or related Corporate Name	Type of relationship	Brief description

A.6 Indicate whether any shareholders' agreements affecting the company have been communicated to the company pursuant to Art. 530 and 531 of Spanish Corporate Law. If so, provide a brief description and list the shareholders bound by the agreement:

Yes

Participants of the agreement	% of equity capital affected	Brief description of pact
Finarpisa, S.A. Inversión Corporativa, I.C., S.A.	56.369 %	On November 9, 2011, Inversión Corporativa IC, SA and Finarpisa SA signed an agreement to regulate the exercise of their respective voting rights in the general meetings of Abengoa in relation to the proposal, appointment, ratification, re-selection or substitution of the Director to represent First Reserve Corporation. This agreement was communicated to the CNMV as a relevant fact on 9 November 2011, under record no. 153062. By virtue of said agreement, Inversión Corporativa IC, SA and Finarpisa SA jointly agreed to vote in favor of: (a) the appointment of the candidate proposed to said Board to serve as Director designated by investor based on the co-optation procedure; and (b) the proposal to recommend the shareholders of Abengoa, during the next general meeting, to appoint, if need be, a replacement for the Director designated by investor on the Board of Directors. (ii) to vote in the corresponding general meeting of shareholders of Abengoa for the appointment of the candidate proposed by the Investor (iii) FRC or any of its subsidiaries holding Abengoa class B shares or any other instrument convertible in, or exchangeable for, Abengoa Class B shares may not propose or ask the Board of Directors to recommend that the shareholders make any kind of changes to the Company Bylaws which may adversely affect the equality rights of Class B shares and Class A shares as envisaged in the Bylaws.

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Participants of the agreement	% of equity capital affected	Brief description of pact
Finarpisa, S.A. Inversión Corporativa, I.C., S.A.	56.369 %	On August 27, 2012, Inversión Corporativa IC, SA and its subsidiary, Finarpisa SA, amended the shareholders' agreement with the Abengoa shareholder, First Reserve Corporation. The amendment to this agreement was communicated to the CNMV as a relevant fact on 27 August 2012, under record no. 172757. The amendment was that FRC or any of its subsidiaries holding Abengoa class B shares or any other instrument convertible in, or exchangeable for, Abengoa Class B shares, issued in accordance with the Investment Agreement stipulations or with any other transaction document, may not propose or ask the Board of Directors to recommend that the shareholders make any kind of changes to the Company Bylaws which may adversely affect the equality rights of Class B shares and Class A shares as regards the distribution of dividends or analogous such as envisaged in the Bylaws. That they shall vote against such a proposal if submitted by any other shareholder or by the Board of Directors".

Participants of the agreement	% of equity capital affected	Brief description of pact
Abengoa, S.A. Inversión Corporativa, I.C., S.A.	56.369 %	On August 27, 2012, Abengoa S.A. entered into a shareholder agreement with its top shareholder, Inversión Corporativa, I.C., S.A by virtue of which the latter warrants and undertakes the following, directly or indirectly, through its subsidiary, Finarpisa S.A. This agreement was communicated to the CNMV as a relevant fact on 27 August 2012, under record no. 172756. By virtue of said agreement, Inversión Corporativa, I.C., S.A., either directly or indirectly through its subsidiary Finarpisa S.A., agrees: (i) To vote in favor of the agreements regarding points 2nd, 3rd, 4th, 5th, 6th and 7th on the Agenda of the Shareholders' General assembly held on September 30, 2012, as long as it is first verified that the aforementioned agreements are approved by the majority of the shareholders of another class other than those of Inversión Corporativa; (ii) to not exercise its voting rights except up to a maximum of 55.93 % in cases in which, as a result of the exercise of the rights of conversion of Class A shares into Class B shares expected to be included in the Corporate Bylaws, the total percentage of the voting rights it holds are increased over the company's entire voting rights (iii) that the percentage of the number of shares with voting rights held at all times (whether such shares are Class A or Class B) over the company's total number of shares not be at any time lower than one fourth of the percentage of the voting rights that said shares may allocate to Inversión Corporativa in relation to the company's total number of voting rights; and that, should such be the case, Class A share should be transferred or converted into Class B, in the amount deemed necessary to sustain such proportion

See section H "Other Information of Interest" at the end of the report.

Specify whether the company is aware of the existence of any concerted actions among its shareholders. If so, provide a brief description:

Not applicable

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page. 234

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Participants of concerted action	% of equity capital affected	Brief description of agreement

Expressly indicate any amendments to, or terminations of such accords or concerted actions during the year:

No

A.7 Indicate whether any individual or corporate body currently exercises, or could exercise control over the company pursuant to Article 5 of the Spanish Securities Market Act. If so, please identify:

Yes

Personal or Corporate Name
Inversión Corporativa, I.C, S.A.

Comments
Inversión Corporativa, I.C, S.A. is the direct holder of 45.68 % of the equity capital of Abengoa, S.A. and an indirect holder of 6.17 % through its subsidiary, Finarpisa S.A. Inversión Corporativa, I.C, S.A. is bona fide owner of the 99.99 % shares of Finarpisa S.A.

A.8 Complete the following tables on the company's treasury stock:

At year end:

Number of direct shares	Number of indirect shares (*)	% Total on Capital Stock
5,662,480 (Class A shares)	5,662,480	6.152 %
0 (Class B shares)	0	0 %
5,662,480 (Total shares)	0	6.152 %

(*) Held through:

Name or corporate name of indirect holder of shares	Number of direct shares
Total:	

Provide details of any significant changes during the year, in accordance with Royal Decree 1362/2007:

Explain significant changes			
Communication Date	Total of direct shares acquired	Total of indirect shares acquired	% total on capital stock
08-01-2015	92,489,200	0	1.008
28-01-2015	91,948,018	0	1.002
24-02-2015	93,839,020	0	1.023
31-03-2015	95,088,362	0	1.037
08-04-2015	93,662,601	0	1.021
30-04-2015	94,168,947	0	1.027
14-05-2015	115,969,777	0	1.260
17-06-2015	95,142,700	0	1.033
23-07-2015	92,442,800	0	1.070
17-08-2015	98,408,800	0	1.088
27-08-2015	93,450,000	0	1.016
15-09-2015	92,210,100	0	1.003

A.9 Provide details of the conditions and current timeframes that shareholders confer upon the Board of Directors to issue, repurchase or transfer treasury stock.

The Ordinary General Meeting of Shareholders held on March 29 2015 authorized the Board of Directors to buy back the Company's shares, of any of the classes of shares stipulated in the company Bylaws, either directly or through its subsidiary or investor companies up to the maximum permitted by current laws at a rate set between one hundredth part of a euro (€ 0.01) as a minimum and twenty euros (€ 20) as maximum, with the specific power of substitution in any of its members. Said power shall remain in force for five (5) years from this very date, subject to article 144 and following of the Spanish Corporate Law. This authorization expressly includes the acquisition of shares that must be delivered directly to the company's employees or the option rights to which they are entitled. Thus, the authorization conferred upon the Board of Directors for the same purposes, by virtue of the decision taken at the Shareholders' Ordinary General Meeting held on Sunday, April 06, 2014, was specifically revoked.

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Annual Report 2015

On November 19 2007, the company signed a Liquidity Agreement regarding Class A shares with Santander Investment Bolsa, S.V. In replacement of said Liquidity Agreement, on January 10 2013, the company signed a Liquidity Agreement regarding class A shares, pursuant to the conditions set forth in Circular 3/2007, of December 19, of the CNMV. This Liquidity Agreement has been suspended since September 28 2015.

On November 8 2012, the company signed a Liquidity Agreement regarding Class B shares, with Santander Investment Bolsa, S.V., pursuant to the conditions set forth in Circular 3/2007, of December 19, of the CNMV. This Liquidity Agreement was terminated on April 21 2015.

As of December 31 2015, treasury stock amounted to 5,662,480 shares, all of which were Class A.

Regarding transactions performed during the financial year, the acquired treasury stock amounted to 86,671,439, out of which 9,997,508 were Class A and 76,673,931 Class B, and treasury stock sold amounted to 122,633,224, out of which 9,885,560 were Class A while 112,747,664 were Class B, The net result of the transactions amounted to 35,961,785 shares.

A.9 bis Estimated Floating Capital:

	%
Estimated Floating Capital	67.5 %

A.10 Indicate whether there are any restrictions on the transferability of stocks and/or any restrictions on the voting rights. In particular, issue report on the existence of any kind of restrictions that could impede complete takeover of the company through the acquisition of its shares on the market.

No

Description of the Restrictions

A.11 Indicate whether the General Shareholders' Meeting agreed to implement any neutralization measures to prevent public takeovers pursuant to the provisions of Law 6/2007.

No

Where applicable, explain the approved measures and terms under which restrictions will be rendered ineffective:

A.12 Indicate whether the company has issued securities not negotiated on the community regulated market.

Yes

If so, indicate the various classes of shares and, for each class of shares, the rights and obligations entailed therein.

Class B shares are also listed in NASDAQ Global Select Market through "American Depositary Shares" represented by "American Depositary Receipts" (with five class B shares interchangeable by one American Depositary Share).

The ADS (American Depositary Shares) on Class B Shares of Abengoa, S.A. have been officially admitted for trade on the Nasdaq, American electronic stock market, since 17 October 2013.

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B General meeting

B.1 Indicate and list the differences, if any, between the quorum required and what is set forth in the Spanish Corporate Law (LSC) for convening the General Shareholders' Meeting.

No

	% of quorum different to that set forth in art. 193 of the Spanish Corporate Law for general cases	% of quorum different to that set forth in art. 194 of the Spanish Corporate Law for special cases of art. 194 LSC
Quorum required in 1st call		
Quorum required in 2nd call		

Description of the differences

B.2. Indicate and list the differences, if any, with regards to the system contemplated in Spanish Corporate Law (LSC) for signing corporate agreements

No

Describe how it is different from the system set forth in the LSC.

	Reinforced majority different to that set forth in article 201.2 of the Spanish Corporate Law for cases outlined in art 194.1 LSC	Other reinforced majority cases
% established by the company for signing agreements		

Describe the differences

B.3 Indicate the rules applicable to the amendment of the company's bylaws. In particular, the majority required to amend the bylaws and, where applicable, the legal provisions for the protection of partner rights regarding the amendment of the bylaws shall be communicated.

Article 13 of the rules and regulations of the General Meeting establishes a special quorum that may enable the ordinary or extraordinary general assembly to validly agree on bond issuance, on capital increase or decrease, on changing, merging or splitting of the company and, in general, on any amendments whatsoever to the Bylaws, thus requiring, on the first call, the attendance of shareholders present or represented with at least fifty percent of the subscribed equity with voting rights. On the second call, only requiring the attendance of twenty-five percent of said capital. In the event of the attendance of shareholders with less than twenty-five percent of the subscribed capital with voting rights, decisions may only be taken with the favorable votes of two thirds of the capital present or represented in the Meeting".

Article 8 of the bylaws establishes certain rules and regulations for the purpose of protecting minority shareholders in bylaw amendment matters:

"1st Separate voting in matters regarding the amendment of bylaws or agreements and other operations that may negatively affect class B shares.

Bylaw or agreement amendments that may directly or indirectly damage or negatively affect the pre-emptive rights or privileges of class B shares (including any amendments to the precautionary bylaws regarding class B shares or any agreements that may damage or negatively affect class B shares in comparison with class A shares, or that may benefit or favorably affect class A shares in comparison with class B shares) shall require, in addition to being approved pursuant to the stipulations of these bylaws, the approval of a majority of class B shares in circulation at the time. For explanatory but by no means limiting purposes, said precaution shall entail as follows: the elimination or amendment of the precautions set forth herein on the principles of proportionality between the number of shares representing class A shares, those of class B and those of class C (if previously issued) over the total of the company's shares in the issuance of new shares or securities or instruments that may give rise to conversion, exchange or acquisition, or in any other manner, that may suppose a right to receive the company's shares; the partial or total exclusion, of a non-egalitarian nature for shares of class A, class B and class C (as the case may be), of the pre-emptive and other analogous rights that may be applicable by Law and by these bylaws; the repurchase or acquisition of the company's own shares that may affect class A shares, class B shares

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Annual Report 2015

and class C shares (as the case may be), in non-identical manner, in terms and conditions, in price or otherwise therein, and which may exceed what is produced under the framework of ordinary operation of treasury stock or which may cause amortization of shares or the reduction of capital in non-identical manner for class A, class B or class C shares (as the case may be); the approval of the company's structural modification that does not amount to treatment identity in all of its aspects for class A and class B shares; the exclusion of the shares of the company from trading on any secondary stock exchange or securities market except through the presentation of an offer of acquisitions for the exclusion from trading as envisaged in the considerations for the class A, class B and class C shares (as the case may be); the issuance of class C or of any other class of preferred or privileged shares that may be created in future.

For that purpose, separate voting rights shall not be required for the various existing classes of shares to decide on whether to totally or partially exclude, as the case may be, the pre-emptive and other analogous rights that may be applicable pursuant to the Law and to these bylaws, simultaneously and identically for class A, class B and, as the case may be, class C shares. "

[…]

"2nd Separate voting in matters regarding the amendment of bylaws or agreements and other operations that may negatively affect class C shares

Notwithstanding Article 103 of the Spanish Corporate Law, amendments of bylaws or agreements that may directly or indirectly damage or negatively affect the pre-emptive rights or privileges of class C shares (including any amendments to the precautionary bylaws relating to class C shares or to any agreement that may damage or negatively affect class C shares in comparison with class A and/or class B shares, or that may benefit or favorably affect class A and/or class B shares in comparison with class C shares) shall require, in addition to approval pursuant to the stipulations of these bylaws, approval by a majority of class C shares in circulation at the time. For explanatory but by no means limiting purposes, said precaution shall entail as follows: the elimination or amendment of the precaution set forth herein on the principles of proportionality between the number of shares representing class A shares, those of class B (if previously issued) and those of class C over the total of the company's shares in the issuance of new shares or securities or instruments that may give rise to conversion, exchange or acquisition, or otherwise, that may suppose a right to receive the company's shares; the partial or total exclusion, of a non-egalitarian nature for shares of class A and/or class B and class C of the pre-emptive and other analogous rights that may be applicable by Law and these bylaws; the repurchase or acquisition of the company's own shares that may affect class A and/or class B shares with regards to class C shares, in non-identical manner, in terms and conditions, in price or in any other manner, and which may exceed what is produced under the framework of ordinary operation of treasury stock or which may cause amortization of shares or reduction of capital in non-identical manner for class A, class B (as the case may be) and class C shares; the approval of the company's structural modification that does not amount to treatment identity in all of its aspects for class A, class B shares (as the case may be) with regards to class C; the exclusion of the shares of the company from trading on any secondary stock exchange or securities market except through the presentation of an offer of acquisitions for the exclusion from the trading as envisaged in the considerations for class A, (class B as the case may be) and class C shares; the issuance of any other class of preferred or privileged shares that may be created in future.

Notwithstanding the provisions of Article 293 of the Spanish Corporate Law, whatever the case may be, the Company's agreements on capital increase under whichever modality and under any formula that may give rise to the first issuance of class C shares shall, in addition to its approval in accordance with the legal provisions and with Article 29 of these Bylaws, require the approval of the majority of class B shares that may be in circulation."

See section H "Other Information of Interest"

B.4 Give details of attendance at general shareholder meetings held in the financial year to which this report refers and also in the previous financial year:

Attendance Data

Date of General Shareholders' Meeting	% of physical presence	% of proxy	% of absentee voting		Total
			Electronic voting	Other	
10-10-2015	64.399	3.328	0.0012	0.400	68.130
29-3-2015	64.651	6.784	0.00	0.305	71.74
6-4-2014	7.172	65.014	0.00	0.00	72.186

B.5 Indicate whether there are any restrictions in the Bylaws establishing a minimum number of shares needed to attend the General Shareholders' Meeting:

Yes

Annual report on corporate governance ABENGOA page. 238 See section H “Other Information of Interest” B.6 Section repealed. B.7 Indicate the address and how to access the company’s website to obtain corporate governance and General Shareholders’ Meeting information that should be made available to the shareholders through the company’s website. The address of the Abengoa SA website is www.abengoa.com/.es and all the necessary and updated information relating to shareholders meetings can be found under the section of Shareholders and Corporate Governance. The complete link to be followed: http://www.abengoa.es/web/es/accionistas_e inversores/juntas_generales/ In compliance with the provisions of article 539.2 of the Spanish Corporate Law, Abengoa approved the regulations for the electronic forum for shareholders in order to facilitate communication between shareholders regarding convening and holding all of the general shareholders’ meetings. Shareholders may send the following prior to each general meeting: › Proposals intended for inclusion as part of the agenda outlined in the call for the general shareholders’ meeting. Requests for the inclusion of said proposals. Initiatives to reach the required percentage to exercise minority voting rights Requests for voluntary representation. › › › Annual Report 2015 Number of shares required for attendance at the General Shareholders' Meeting 375

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C Structure of the company's governing body

C.1 Board of Directors

C.1.1 Indicate the maximum and minimum number of Directors stipulated in the company bylaws:

Maximum number of Directors	16
Minimum number of Directors	3

C.1.2 Complete the following table with the Directors of the board:

Personal or Corporate Name of Director	Representative	Category of the Director	Seat on the Board	Date of 1st appt.	Date of last appt.	Election procedure
Mr. José Domínguez Abascal		Executive	Chairman	23/09/2015	10/10/2015	Appointed by co-optation and subsequently ratified and appointed in Shareholders' Meeting
Mr. Antonio Fornieles Melero		Independent	Vice-chairman Coordinating Director	19/01/2015	29/03/2015	Appointed by co-optation and subsequently ratified and appointed in Shareholders' Meeting
Mr. Joaquín Fernández de Piérola Marín		Executive	Director and General Director	27/11/2015	27/11/2015	Appointed by co-optation
Mr. José Joaquín Abaurre Llorente		Proprietary	Director	25/06/1988	7/04/2013	Voting Rights in Shareholders' Meetings
Mr. José Luis Aya Abaurre (passed away on 12 February 2016)		Proprietary	Director	25/06/1983	7/04/2013	Voting Rights in Shareholders' Meetings
Mr. Javier Benjumea Llorente		Executive	Director	25/06/2013	7/04/2013	Voting Rights in Shareholders' Meetings
Prof. Mr. José Borrell Fontelles		Independent	Director	27/07/2009	7/04/2013	Voting Rights in Shareholders' Meetings
Prof. Ms. Mercedes Gracia Diez		Independent	Director	12/12/2005	6/04/2014	Voting Rights in Shareholders' Meetings
Mr. Ricardo Martínez Rico		Independent	Director	24/10/2011	1/04/2012	Voting Rights in Shareholders' Meetings
Mr. Ricardo Hausmann		Independent	Director	6/04/2014	6/04/2014	Voting Rights in Shareholders' Meetings
Mr. Claudi Santiago Ponsa		Proprietary	Director	23/02/2012	1/04/2012	Voting Rights in Shareholders' Meetings
Mr. Ignacio Solís Guardiola		Proprietary	Director	15/04/2007	29/03/2015	Voting Rights in Shareholders' Meetings
Ms. Alicia Velarde Valiente		Independent	Director	6/04/2008	1/04/2012	Voting Rights in Shareholders' Meetings

Total number of Directors	13

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Annual Report 2015

Indicate the terminations that occurred on the Board of Directors during the period being reported:

Personal or Corporate name of the Director	Category of the Director at the time of removal	Leaving date
Aplidig, S.L. (Mr. José B. Terceiro)	Executive	29/01/2015
Mr. Manuel Sánchez Ortega	Executive	27/07/2015
Mr. Felipe Benjumea Llorente	Executive Chairman	23/09/2015
Ms. María Teresa Benjumea Llorente	Proprietary	10/10/2015
Mr. Fernando Solís Martínez-Campos	Proprietary	10/10/2015
Mr. Carlos Sundheim Losada	Proprietary	10/10/2015
Mr. Santiago Seage Medela	Executive	27/11/2015

See section H "Other Information of Interest"

C.1.3 Complete the following tables on the Directors and their different categories:

Executive directors

Personal or corporate name of the Director	Position within the company structure
Mr. José Domínguez Abascal	Chairman
Mr. Joaquín Fernández de Piérola Marín	Director and General Director
Mr. Javier Benjumea Llorente	Director

Total number of Executive Directors	3
Total % of Directors	23.08 %

Independent directors

Personal or corporate name of the Director	Profile
Mr. Ignacio Solís Guardiola.	Inversión Corporativa, I.C., S.A.
Mr. José Joaquín Abaurre Llorente	Inversión Corporativa, I.C., S.A.
Mr. José Luis Aya Abaurre (passed away on 12 February 2016)	Inversión Corporativa, I.C., S.A.
Mr. Claudi Santiago Ponsa	First Reserve Corporation

Total number of proprietary Directors	4
% Total of Board of Directors	30.77 %

ABENGOA Annual report on corporate governance page. 241

Annual Report 2015

External independent directors

Personal or corporate name of the Director	Profile
Mr. Antonio Fornieles Melero	Antonio Fornieles Melero has focused almost his entire professional career on auditing. He joined the Spanish Institute of Chartered Accountants in 1987 and was appointed associate in KPMG in 1994. He was subsequently appointed as member of the firm's Partners Board, auditing manager for KPMG Spain and Chief Operations Officer for global auditing. Until he joined Abengoa, Antonio Fornieles Melero was responsible for the middle market program for all KPMG Spain offices. In January 2015, he was appointed Second Vice-Chairman and Coordinating Director of Abengoa; a position which he currently holds. He graduated with a Bachelor's Degree in Economics and Business Studies from the Complutense University of Madrid and a Diploma in Senior Leadership in Business Management from San Telmo International Institute. He has been a professor in the Faculty of Economics and Business Studies at the University of Cadiz, regularly lectures and gives talks in different universities and professional corporations on issues related to financial information, business management and corporate governance and ethics.
Prof. Mr. José Borrell Fontelles	Professor of Introduction of Economic Analysis at the Complutense University of Madrid. Aeronautical Engineering at the Polytechnic University of Madrid, Doctorate in Economics, Master's Degree in Operational Research from Stanford University, Master's Degree from the French Institute of Petroleum in Paris. He worked as an engineer for the Spanish Petroleum Company (1972-1981). Between 1982 and 1996 he was successively appointed Secretary-General for Budgetary Affairs, Secretary of State for Finance and Minister for Public Works, Telecommunications, Transport and the Environment. In the first half of his term in office between 2004 and 2009 he was elected President of the European Parliament and in the second half Chairman of the Development Assistance Committee.
Ms. Alicia Velarde Valiente	He studied in the ICE Pablo VI School where she finished with Honors. She completed a Bachelor's Degree in Law (1983-1987) in the San Pablo Center of University Studies (Complutense University) and obtained 21 Honors, 3 Distinctions and 1 Excellent for the 25 modules. In October 1987 she began preparing for the competitive exams to join the Spanish Association of Notaries under the guidance of Mr. Juan Bolás Alfonso. She sat the exam in 1990 and gained a place as notary after the first round of exams in April 1991. Since then she has worked in several notary offices and as of 2001 in Tarancón (Madrid). Meanwhile, since passing the competitive exams, she was delegated responsibility by Mr. Juan Bolás (appointed Dean of the School) to prepare Group No. I of candidates competing to become Notary Publics from the Madrid Academy of Preparation for Notaries, and has been carrying out this role since 2006. In the 1994-1995 academic year she began to teach classes on Civil Law in the Francisco de Vitoria University and continued doing so until 1999 (when her third child was born). Since 1999 she has continued to work closely with the university, giving guest lectures on the Master's Degree on Canon Law under the guidance of Mr. José Mª Iglesias Altuna.
Prof. Ms. Mercedes Gracia Diez	Professor of Econometrics at the University Center of Financial Studies (CUNEF). She graduated from the Autonomous University of Madrid in 1978 with a Bachelor's Degree in Economics and completed a PhD in Economics at New York University in 1986. She has carried out her academic work in the Complutense University of Madrid (on leave since 2011) and has had several scientific papers published in international journals. She served as the Director of Balance Sheet Management at Caja Madrid from 1996 to 1999 and Head of the Economics and Law Division of the Interministerial Commission for Science and Technology from 1993 to 1996.
Mr. Ricardo Martínez Rico	Ricardo Martínez Rico is a founding member of Equipo Económico (2006) and has been serving as its Executive Chairman since 2008. Under his leadership the company offers strategic consultancy services to clients thanks to professional and personalized advice based on extensive knowledge of the economic, financial, tax and legal-regulatory spheres. Formerly, between 2005 and 2006, he directed the Economic and Commercial Office of Spain in Washington, with hands-on participation in commercial negotiations, analysis of American economy and support for Spanish companies in their incorporation to the American market, particularly through investments. He is also responsible for relations with multinational financial institutions: International Monetary Fund, World Bank and Inter-American Development Bank. After successfully executing public duties associated with various significant roles within the Ministries of Economy and Finance, at the start of 2003 he was appointed Secretary of State for Budgetary Affairs and Expenses. In this position, he managed and oversaw one of the largest portfolios of the Spanish Government, with a budget in excess of € 250 billion and a team of more than 3,000 people. He promoted four fundamental laws for Budgetary Consolidation in Spain. Alongside these efforts, he propelled liberalization policies, privatizations, private funding of infrastructure and structural reforms of the Spanish economy, all of which had extremely positive impacts on Spanish economic growth. He was also the Spanish representative in the European Committee on Budgets and in the European Commission on Regional Policy. He actively takes part in debates on international economy and economic policy in the media, specialist journals and seminars, and Spanish and North American business schools. He is one of the main drivers behind the RCC at Harvard Executive Program. This program focuses on the analysis of building a competitive advantage in the global market It is held every year at Harvard Business School and is now up to its thirteenth edition. He also sits on the Board of Directors of several Spanish companies. He is a Commercial Expert and State Economist (currently on voluntary leave). After studying in the German Institutes of Bilbao and Valencia (Colegio Alemán), he graduated in Business from the University of Zaragoza, both times obtaining the outstanding end-of-course award. He furthered his training in the London School of Economics, Harvard Kennedy School of Government and Wharton Business School.
Mr. Ricardo Hausmann	Professor Ricardo Hausmann, Venezuelan economist and academic, is the current Director of the Center for International Development and Professor at Harvard University. He formerly served as the first Chief Economist of the Inter-American Development Bank, where he created the Research Department. He also served in the capacity as Minister of Planning of Venezuela and as a member of the Board of the Central Bank of Venezuela. He was Professor of Economics at the IESA [Institute for Advanced Administration Studies] in Caracas, where he founded the Center for Public Policy.

Total number of independent external Directors	6
% Total of Board of Directors	46.15 %

ABENGOA Annual report on corporate governance page. 242

Annual Report 2015

Indicate whether any director classified as independent receives any amount or benefit from the company or from his/her own group, in any concept other than in remuneration as Director, or whether he/she maintains or has maintained a business relation with the company or with any company within its group during the last financial year, in his/her own name or as significant shareholder, Director or top executive of a company that maintains or has maintained such relationship.

As the case may be, the board shall include a statement outlining the reasons why it deems that said Director can perform his/her duties in the capacity as independent Director.

Personal or Corporate name of the Director	Description of relationship	Reasoned statement
Mr. Ricardo Martínez Rico	Service agreement signed between Abengoa S.A. and Equipo Económico S.L. by virtue of which said company is obliged to provide integral and strategic consultancy services for Abengoa and other companies within its group. Mr. Ricardo Martínez Rico is Chairman of Equipo Económico S.L.	In accordance with the definition of Independent Director, Mr. Ricardo Martínez Rico fulfils the independence requirements necessary for him to perform his duties in his capacity of independent director, since the money received is not significant in comparison with the yearly turnover of Equipo Económico.

Other external directors

Other external Directors will be identified and reasons will be explained as to why they cannot be considered independent or proprietary, and their connections with the company, its executives or shareholders will be outlined:

Not applicable

Personal or Corporate name of the Director	Reasons	Company, executive or shareholder with which the connection is held
Total number of other external Directors		
% Total of Board of Directors		

Indicate the variations, as the case may be, that occurred during the period in the category of each Director:

Personal or Corporate name of the Director	Date of Change	Previous category	Category
José Domínguez Abascal	27/11/2015	proprietary	Executive

See section H "Other Information of Interest"

C.1.4 Complete the following table with the information on the number of female Directors for the last four financial years, including the nature of such Directors:

	Number of Female Directors				% of total of Directors in each category			
	Financial Year t	Financial Year t-1	Financial Year t-2	Financial Year t-3	Financial Year t	Financial Year t-1	Financial Year t-2	Financial Year t-3
Executive	0	0	0	0	0	0	0	0
Proprietary	0	1	1	1	0	14.28	14.28	12.5
Independent	2	2	2	2	33.33	40	50	50
Other External	0	0	0	0	0	0	0	0
Total:	2	3	3	3	15.38	18.75	20	20

C.1.5 Explain, where applicable, the measures taken by the company to ensure that females are included on the Board of Directors in a number that allows for a balanced representation of men and women.

Explanation of the measures

Six of the members that comprised the Board of Directors at the closing of the financial year were independent and two of those are female. The Appointments and Remunerations Commission promotes the inclusion of females on to the Board of Directors, specifically focusing on the posts of independent Directors since the rest of the other member-posts that make up the Board are proprietary Director posts whose selections do not directly depend on the Commission. Thus, Abengoa ensured that the number of women is representative based on the number of independent members by applying the policy established in Article 1 of the regulations of the Appointments and Remunerations Commission which specifically outlines the quest for equal opportunities: "Article 1 - Composition and Structure". [...] [ ] "The Appointments and Remunerations Commission shall establish procedures and, in the event of new vacancies, shall ensure that:

- a) The selection process for board vacancies has no implicit bias against female candidates;

Annual report on corporate governance ABENGOA page. 243 › b) The company makes a conscious effort to include female candidates that meet the professional profile sought.” If in spite of implementing the measures, as the case may be, the number of female Directors is still scarce or non-existent, explain the reasons to justify such circumstance: It is the responsibility of the Appointments and Remunerations Commission to notify the Board about any issues of gender diversity. It is also obliged to establish a representation target for the less represented sex in the Company’s Board of Directors and draft guidelines on how to achieve this target. Explanation of Reasons Not applicable C.1.6.bis Explain the conclusions reached by the Appointments Commission with regard to the verification of compliance with the director selection policy. And specifically, with regard to how this policy is pursuing the goal of having at least 30 % of total board places occupied by women directors before the year 2020. Moreover, through the company’s Equality Framework Plan, Abengoa has defined a corporate strategy in the field of equal rights between male and female. Thus, all Abengoa companies and work centers take and use this Plan as a reference for developing and approving their own. In 2009, to ensure the practice of these values, Abengoa created the Equal Opportunity and Treatment Office (OITO) under the Equality Framework Plan. The mission of this office is to advocate gender equality with the whole organization, promoting, developing and managing the Equality Framework Plan and all plans associated with it. Not applicable, as the company did not have a director selection policy for the financial year 2015. In addition, the company created the Equal Opportunity and Treatment Commission, chaired by the Human Resources Director and integrated by the HR heads from the various areas and geographical locations of the business, as well as by the CSR director as permanent members, for the purpose of worldwide follow-up, and subsequent development of the issues relating to equal opportunity among male and female employees of Abengoa C.1.7 Explain the manner in which shareholders with significant shares are represented on the board. Shareholders with significant shares are represented by proprietary (dominion) Directors who exercise their functions based on the company’s code of conduct and on the other regulations deemed applicable to all members of the board. C.1.6 Explain any measures that the Appointments Commission may have agreed upon to ensure that selection procedures refrain from implicit bias that would otherwise impede the selection of female directors, and that the company purposefully seeks to include and includes female candidates that meet the professional profile sought: C.1.8 Explain, where applicable, the reasons why proprietary directors were appointed at the request of shareholders with stakes amounting to less than 3 % of the share capital: Explanation of the measures The Appointments and Remunerations Commission objectively and transparently assesses the potential candidates based on merit criteria, promoting male and female equality and rejecting all kinds of direct or indirect discrimination based on sex. The Commission, which includes women in its rank and file, assesses the competencies, knowledge and experience that the Board requires, and defines the aptitude and functions sought in the candidates to occupy the vacancy in question, evaluating the time and dedication such candidates may require to be able to diligently perform their duties, and then decide by majority vote. Annual Report 2015

Annual report on corporate governance ABENGOA page. 244 Personal or Corporate name of the Shareholder C.1.9 Indicate whether any Director resigned from his/her post before the end of term of office, if reasons were given to the Board and if so, how, and, if reasons were given in writing, explain the reasons given, at least, by the Director him/herself: Reason Name of Board Member Reason for resignation Aplidig, S.L. (Mr. José B. Terceiro) Submitted his resignation in writing dated 19/01/2015 without stating his reasons Submitted his resignation in writing to the Secretary of the Board of Directors dated 27/07/2015 as a result of undertaking a new professional position Mr. Manuel Sánchez Ortega Submitted his resignation in writing to the Board of Directors dated 23/09/2015 as a result of his resignation as Executive Chairman and partly due to certain commitments made by the Company with certain financial bodies Mr. Felipe Benjumea Llorente Submitted her resignation in writing to the Chairman of the Board of Directors dated 10/10/2015 partly due to certain commitments made by the Company with financial bodies Ms. María Teresa Benjumea Llórente Submitted his resignation in writing to the Chairman of the Board of Directors dated 10/10/2015 partly due to certain commitments made by the Company with financial bodies Mr. Fernando Solís Martínez-Campos Submitted his resignation in writing to the Chairman of the Board of Directors dated 10/10/2015 partly due to certain commitments made by the Company with financial bodies Mr. Carlos Sundheim Losada Submitted his resignation in writing to the Board of Directors dated 27/11//2015 as a result of starting work for Abengoa Yield plc as Managing Director Detail any failure to address formal requests for board representation made by shareholders with stakes equal to or exceeding that of others at whose request proprietary members were appointed. If so, explain the reasons why the request was not carried out: Mr. Santiago Seage Medela C.1.10 Indicate, where applicable, the powers delegated by any Chief Executive Officers: Not applicable Personal or Corporate name of the Director Brief description Personal or Corporate name of the ShareholderReason Mr. José Domínguez Abascal (Executive Chairman) All powers of the Board except those of a legal and statutorily non-delegable nature See section H “Other Information of Interest” C.1.11 Identify, where applicable, the Directors holding administrator or management posts in other companies forming part of the company group listed on the stock market: Annual Report 2015 First Reserve Corporation (Mr. Claudi Santiago Ponsa) On 9 November, 2011, Inversión Corporativa IC S.A. and Finarpisa SA, in the capacity of shareholders of Abengoa, signed an agreement to regulate the exercise of their respective voting rights in the Abengoa general shareholders’ meetings regarding the proposal, appointment, ratification, re-selection or substitution of the Director to represent First Reserve Corporation. By virtue of said commitment, among other things, Inversión Corporativa I.C., S.A. and Finarpisa, S.A., jointly agreed on the following: (i) to vote on the following through their representatives on the Board of Directors of Abengoa: (a) the appointment of the candidate proposed to said board to serve as Director designated by investor based on the co-optation procedure envisaged in the Spanish Corporate Law; and (b) the proposal to recommend that during the next meeting of the general Meeting the Shareholders of Abengoa appoint, as the case may be, a replacement for the Director designated by investor on the Board of Directors. (ii) to vote in the corresponding general assembly of shareholders of Abengoa in favor of the appointment of the candidate proposed by Investor to serve as investor’s representative on the Board of Directors.

ABENGOA Annual report on corporate governance page. 245
Annual Report 2015

Personal or Corporate name of the Director	Corporate name of entity of group	Post	Does he/she hold executive responsibilities?
Mr. José Domínguez Abascal	Abengoa Solar, S.A.	Physical representative of Abengoa S.A.	No
	Sociedad Inversora en Energía y Medioambiente, S.A.	Physical representative of Abengoa S.A.	No
	Europea de Construcciones Metálicas, S.A.	Physical representative of Abengoa S.A.	No
	Abeinsa Ingeniería y Construcción Industrial, S.A.	Director	No
	Abengoa Energy Crops, S.A.	Director	No
	Fotovoltaica Solar Sevilla, S.A.	Director	No
	Abengoa Biotechnology Research S.A.	Director	No
	Abengoa Solar Research S.A.	Director	No

Personal or Corporate name of the Director	Corporate name of entity of group	Post	Does he/she hold executive responsibilities?
Mr. Joaquín Fernández de Piérola Marín	Abengoa Servicios, S.A. de C.V.	Chairman	No
	Gestión Integral de Recursos Humanos, S.A.	Chairman	No
	Abengoa Concessions, S.L.	Chairman	Yes
	Abengoa Concessions Investments, Ltd.	Director	Yes
	Abengoa México O&M, S.A. de C.V.	Chairman	No
	Abeinsa Monterrey VI, S.A. de C.V.	Chairman	No
	Servicios Auxiliares de Administrativos Tabasco, S.A. de C.V.	Chairman	No
	Consultora de Servicios y Proyectos Centronorte, S.A. de C.V.	Chairman	No
	Concesionaria del Acueducto El Zapotillo, S.A. de C.V.	Alternate Executive Chairman	No
	Construcciones Metálicas Mexicanas Comemsa, S.A. de C.V.	Chairman	No
	Abengoa Servicios Industriales, S.A. de C.V.	Chairman	No
	Abeinsa Juárez N-III, S.A. de C.V.	Chairman	No
Mr. Javier Benjumea Llorente	Abengoa Bioenergía, S.A.	Chairman	No

C.1.12 Provide details, where applicable, of company Directors who also sit on the boards of other entities listed on different official stock markets to their group, of which the company is aware:

Mr. Antonio Fornieles Melero is a member of the Board of Directors of the company Oryzon Genomycs, S.A.

Personal or Corporate name of the Director	Corporate name of the listed entity	Post

ABENGOA Annual report on corporate governance page. 246
Annual Report 2015

C.1.13 Indicate, and if so, explain whether the company has established rules regarding the maximum number of Boards on which its own Directors may sit:

No

Explanation of the rules

See section H "Other Information of Interest"

C.1.14 Section repealed.

C.1.15 Indicate the overall remuneration of the Board of Directors:

Comprehensive remuneration of the Board of Directors (in thousands of euros)	32,213
Amount of the comprehensive remuneration for the concept of accumulated pension entitlements for current directors (in thousands of euros)	0
Amount of the comprehensive remuneration for the concept of accumulated pension entitlements for former directors (in thousands of euros)	0

C.1.16 Identify any senior management staff member who is not also an executive Director and indicate the total remuneration they received during the financial year:

Personal or Corporate name	Post
Alfonso González Domínguez	Director of Ingeniería y Construcción Industrial and Iberoamérica
Antonio José Vallespir de Gregorio	Director of Abengoa Bioenergía
Carlos Cosin Fernández	Director of Abengoa Water
Manuel Doblaré Castellano	Director of Abengoa Research
Armando Zuluaga Zilbermann	Director of Abengoa Solar
Enrique Aroca Moreno	General Director of Simosa IT
Daniel Alaminos Echarri	Secretary General
Miguel Angel Jiménez-Velasco Mazarío	Director of Compliance
Álvaro Polo Guerrero	Director of Human Resources
Luis Fernández Mateo	Director of Organizations and Budget
Jesús Angel García-Quílez Gómez	Co-CFO Financial Markets
Juan Carlos Jiménez Lora	Director Planning and Control and Remunerations
Luis Enrique Pizarro Maqueda	Director of Internal Audits
Enrique Borrajo Lovera	Director of Consolidation
Ignacio García Alvear	Co-CFO Capital Markets & IR
German Bejarano García	Director of International Institutions Relations

Total remuneration for senior management (in thousands of euros)	€ 7,163 thousand euros

C.1.17 Identify, where applicable, the Directors of the Board who are also Directors of the Board for significant shareholding companies and/or entities of their group:

Personal or Corporate name of the Director	Corporate name of significant shareholder	Post
Mr. José Domínguez Abascal	Inversión Corporativa, IC, S.A.	Director
Mr. Javier Benjumea Llorente	Inversión Corporativa, IC, S.A.	Director
Mr. José Luis Aya Abaurre (passed away on 12 February 2016)	Inversión Corporativa, IC, S.A.	Director
Mr. José Joaquín Abaurre Llorente	Inversión Corporativa, IC, S.A.	Director
Mr. Ignacio Solís Guardiola	Inversión Corporativa, IC, S.A.	Director

See section H "Other Information of Interest"

Provide details, where applicable, of any relevant relations other than those contemplated in the previous section, between members of the Board of Directors and significant shareholders and/or group entities:

Not applicable

Personal or Corporate name of associate Director	Personal or Corporate name of significant associate Director	Description of relationship

Annual report on corporate governance ABENGOA page. 247 Commission. The majority of the appointed directors should be external independent Directors. The Board of Directors shall also appoint a Chairman from among the independent directors that make up the Commission. The post of Secretary of the Investment Commission shall be undertaken by whoever carries out the post of Technical Secretary-General of the Company or by the person who, as the case may be, appoints the Board of Directors for such purpose. (b) The members of the Investment Commission shall exercise their posts while their appointment as directors of the Company remains in force, unless otherwise agreed by the Board of Directors. The renewal, reelection and designation of the directors of the Investment Commission shall be governed by the terms of agreement reached by the Board of Directors. (c) Notwithstanding any other obligations that may be assigned at any time by the Board of Directors, the Investment Commission shall be responsible for: C.1.18 Indicate whether any of the rules and regulations of the board were amended during the financial year: Yes Description of amendments › By virtue of the Board of Directors’ decision taken on January 19 2015, Article 22 of the Board of Directors Regulations was amended to add the following paragraph: “The Board of Directors will be entitled to designate the lead independent director referred to in article 529 septies of the Spanish Corporate Law as second vice-chairman of the Board of Directors”. › - (i) Controlling and monitoring commitments for capex. Capex is defined as the investment in capital or equivalent instruments in projects which require cash outflow of the Company. To this end, the Investment Commission must propose, prior to approval by the Board of Directors, any investment commitment for capex in new projects. The Commission shall have sole authorization to propose new capex investments in new projects to the Board of Directors. The Board of Directors shall abstain from approving any capex investment projects that have not been proposed by the Commission. (ii) Follow-up of the budget and external capex objectives that the Company has established at each moment. (iii) Reporting on the commitments to increase and reduce financial debt and follow-up the Company’s financial deleveraging policy. (iv) Reporting on the dividend distribution policy and the amendments thereof. Likewise, by virtue of the Board of Directors’ decision taken on February 23 2015, the Board of Directors Regulations were amended to fully adapt the content thereof to the most recent reforms of the Spanish Corporate Law and, in particular, to add the latest improvements in terms of corporate governance introduced by Law 31/2014 dated December 3, whereby the Spanish Corporate Law is amended to improve corporate governance; to update references made in the regulations to repealed law or that to which the Company as of today’s date is not subject; and in general terms, to standardize the terminology used throughout the Articles of the Regulations. - In particular, it was agreed upon to remove the preamble and amend articles 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 14, 16, 17, 18, 19, 20, 21, 22, 23, 26, 27, 28 and 29 of the Board of Directors’ Regulations as well as to draft the Revised Text thereof. - - Lastly, by virtue of the Board of Directors’ decision made on 23 September 2015, article 30 was added to the Board of Directors’ Regulations in order to regulate the creation of the Investment Commission: › (d) The Investment Commission may operate according to the rules that, where applicable, are defined by the Board of Directors in a specific regulation.” “Article 30. Investment Commission See section H “Other Information of Interest” C.1.19 Indicate the procedures for the selection, appointment, reappointment, appraisal and removal of Directors. Provide details of the authorized bodies, the procedures to follow and criteria to use in each of the procedures. The Board of Directors shall establish and sustain an Investment Commission to be governed by the following provisions: › (a) The Investment Commission shall comprise a minimum of three directors appointed by the Board of Directors, at the proposal of the Executive Chairman of the Board and following a report from the Appointments and Remunerations Annual Report 2015

Annual report on corporate governance ABENGOA page. 248 C.1.20 Explain to what extent the annual evaluation of the Board has led to important changes being made to its internal structure and the procedures applicable to its activity: The Appointments and Remunerations Commission is the competent body for drafting, insofar as independent directors are concerned, and reporting on, in the case of all other directors, the proposal to be presented to the Board of Directors for appointment by co-optation or for subsequent submission before the General Shareholders’ Meeting, as well as proposals for their re-election or discharge by the General Shareholders’ Meeting, applying criteria of independence and professionalism set forth in the Board of Directors’ Regulations and the Commission’s Regulations, and ensuring that they hold the recognized creditworthiness and suitable knowledge, prestige and professional experience to perform their duties. There were no significant amendments made as a result of the annual evaluation of the Board. Description of amendments The performance appraisal of the Board of Directors and its Commissions is overseen and organized by the Appointments Commission through substantiated reports filed to the Board during the meeting held in the following first quarter, after the previous financial year-end and after obtaining or at least knowing the accounting estimate for the financial year closing and upon receipt of the auditor’s report since both are essential as assessment criteria, proposing, based on the result of the appraisal, a plan of action to correct the identified shortcomings. C.1.20.bis Describe the evaluation process and the areas assessed by the Board of Directors with support, where applicable, from an external consultant, with regards to its diversity and competencies, the operation and composition of its commissions, the performance of the Executive Chairman of the Board of Directors and the Chief Executive Officer of the company, as well as the performance and contribution of each director. With regards to the procedures for selecting and appointing independent Directors, the Appointments and Remunerations Commission is the body in charge of selecting profiles that best represent the needs of the different interest groups among professionals of different fields and of renowned national and international prestige. The procedure for selecting them is based on merits and on the intention to cover any vacancy with professional profiles that are not linked to any specific interests. The evaluation was carried out from two clearly defined and different perspectives: that of the Board of Directors and its commissions, and the individual performance of directors. › Performance of the Board of Directors and its commissions With the intention of gathering the opinions and concerns of directors with regard to certain significant issues in terms of the performance of the Board of Directors and its commissions, the Secretaries of the Board of Directors and the Appointments and Remuneration Commission have sent all Abengoa directors (acting in that capacity and, where applicable, as members of commissions to which they have been appointed) a questionnaire. Thus, the Appointments and Remunerations Commission performs annual inspections to verify the sustenance of the conditions met for the appointment of the Director and the nature and typology assigned to said member, and then includes the information in the annual report on corporate governance. The Appointments Commission likewise strives to ensure that the selection procedures for filling vacancies refrain from implicit biases that may hinder the inclusion of females that fit the required profile among the potential candidates. Its functions also include reporting to the Board of Directors on appointments, re-elections, terminations and remuneration for senior management, as well as proposing to the Board the general remuneration policy and incentives for Directors and senior management, individual remuneration of Directors, the other contractual terms and conditions of each Executive Director and the basic contractual conditions for senior management, as well as informing the Board of Directors beforehand on all proposals to be submitted to the General Shareholders’ Meeting for the appointment or dismissal of Directors, even in cases of co-optation by the Board of Directors itself. The main assessment indicators of the questionnaires distributed to directors of the company are as follows: › (a) The members of the governing body are aware of the changes in the business environment and are kept abreast of all developments with regard thereto. (b) The members of the governing body are aware of the strategic direction of the business. (c) The members of the governing body are regularly informed by senior management of any progress made regarding the Company’s strategic plan. (d) The members of the governing body are informed of and participate in the resolution of Company problems. › › › Annual Report 2015

Annual report on corporate governance ABENGOA page. 249 › (e) The profiles of members making up the governing body are adequate to address the needs of the Company, providing added value and representing the interests of different stakeholders. (f) The members of the governing body are aware of the Company’s primary risks. (g) The members of the governing body receive the necessary documentation regarding business development and participate therein. Not applicable C.1.21. Indicate the cases where Directors are obliged to resign. › › In accordance with the provisions in article 13 of the Board of Directors’ Regulations, Directors are removed from office when the term for which they were appointed comes to an end, and in all other cases deemed appropriate by Law, the Bylaws or the Board of Directors’ Regulations. › (h) The members of the governing body have access to reports on the work carried out by the commissions. Directors are obliged to surrender their posts to the Board of Directors and to formalize their resignation, if the board deems it convenient, in the following cases: In addition, as part of the performance assessment of the Board of Directors and its commissions, the Chairwoman of the Appointments and Remuneration Commission held individual meetings with Abengoa directors (acting in that capacity and, where applicable, as members of commissions to which they have been appointed). › (a) If they fall within any of the grounds for incompatibility or prohibition as prescribed by the law. (b) If deemed severely liable by any public authority for infringing upon their obligations as Directors. (c) If the Board itself requests so due to a Director having infringed upon his/her obligations › Furthermore, the Secretary of the Appointments and Remuneration Commission collected the information deemed necessary from the Secretary of the Board of Directors and the respective secretaries of the Board of Directors’ commissions, having provided them with attendance forms for the respective meetings held. › See section H “Other Information of Interest” In the performance assessment of the Board of Directors and its commissions, the Appointments and Remuneration Commission also took account of the first-hand knowledge acquired by the members of the aforementioned commission through serving in the capacity as members of the Company’s Board of Directors and of the commissions to which each one is appointed. › Individual performance assessment of directors With the aim of assessing the individual performance of the Abengoa directors, the Chairman of the Appointments and Remuneration Commission held various working sessions with the Chairman of the Board of Directors and the Chairmen of the commissions. During these working meetings, they conducted detailed analyses of the participation and individual performance of each Company director in light of their roles and responsibilities which, depending on the different categories to which they belong, are assigned to them by law and the Company’s internal corporate governance regulations. C.1.22. Section repealed. C.1.23 Does the company require reinforced majorities other than the legal majorities for any type of decision?: No If so, provide a description of the differences. C.1.24 Explain whether or not there are specific requirements other than those relating to Directors to be appointed Chairman of the Board of Directors. No C.1.20.ter Give details of, where applicable, any business dealings that the consultant or any members of its corporate group maintain with the company or members of its corporate group. Description of the differences Annual Report 2015

Annual report on corporate governance ABENGOA page. 250 C.1.25 Indicate whether or not the Chairman has the deciding vote: granted by means of written communication of any nature addressed to the Chairmanship, which is sufficiently competent to accredit the representation granted and the identity of the represented Director. Yes C.1.29 Indicate the number of board meetings held during the financial year. Likewise indicate, where applicable, the number of times the Board met without the Chairman in attendance. Proxies granted specific instructions for meetings shall be counted as attendances. Matters in which there is a deciding vote In the event of draws. C.1.26 Indicate whether or not the bylaws or board regulations establish any age limit for Directors: No If the Chairman is an executive director, indicate the number of meetings held, without the attendance or representation of any executive director and under the chairmanship of the Coordinating Director. C.1.27 Indicate whether or not the bylaws or board regulations establish a limited mandate for independent Directors, other than that established by the law: No Indicate the number of meetings held by the different board commissions during the financial year: C.1.28 Indicate whether or not the Bylaws or the Board of Directors’ Regulations establish specific regulations for delegating voting rights on the Board of Directors, how it is done and, in particular, the maximum number of delegations that may be conferred upon a Director, as well as whether or not any restriction has been established with regard to the categories in which it is possible to delegate, beyond the constraints imposed by the legislation. Where applicable, give a brief outline of these regulations. C.1.30 Indicate the number of Board meetings held during the financial year with all members in attendance. Proxies granted specific instructions for meetings shall be counted as attendances: Article 10 of the Board of Directors’ Regulations governs the delegation of voting rights in the following way: “Members of the Board of Directors may only delegate their representation to another member of the Board. Non-executive Directors may only be represented by other non-executive members of the Board of Directors. Representation of absent Directors may be Annual Report 2015 Number of meetings with all members in attendance 31 % of attendance of the total amount of votes throughout the financial year 76.19 Number of meetings of the Executive Commission Not applicable Number of meetings of the Audit Commission 12 Number of meetings of the Appointments and Remunerations Commission 12 Number of meetings of the Appointments Commission Not applicable Number of meetings of the Remunerations Commission Not applicable Number of meetings of the Strategy and Technology Commission 4 Number of meetings of the Investment Commission 1 Maximum number of years of mandate Number of meetings 0 Age limit for Chairperson Age limit for Chief Executive Age limit for Director Number of board meetings 42 Number of board meetings without the attendance of the Chairman 0

ABENGOA Annual report on corporate governance page. 251
Annual Report 2015

C.1.31 Indicate whether or not the individual and consolidated financial statements submitted for approval to the Board of Directors have been previously certified:

Yes

Identify, where applicable, the person(s) who has/have certified the individual and consolidated financial statements to be prepared by the Board:

Name	Post
Enrique Borrajo Lovera	Director of Consolidation

C.1.32 Explain the mechanisms, if any, put in place by the board of directors to prevent the board-prepared individual and consolidated financial statements from being presented at the general shareholders' meeting with reservations in the audit report.

The risk control system, the internal auditing services and the audits commission, to which the others report, are set up as frequent and regular monitoring and supervision mechanisms that prevent and, if appropriate, resolve potential situations which, if not addressed, could lead to incorrect accounting treatment. Thus, the Audit Commission receives regular information from the external auditor on the Audit Plan and on the results of its execution, and ensures that senior management acts on its recommendations.

See section H "Other Information of Interest"

C.1.33 Does the Secretary of the Board hold the status of the Director?

No

If the Secretary does not hold the status of the Director, complete the following table:

Personal or Corporate name of the Secretary	Representative
Mr. Daniel Alaminos Echarri	NA

C.1.34 Section repealed.

C.1.35 Indicate, where applicable, the specific mechanisms established by the company to preserve the independence of the external auditors, financial analysts, investment banks and rating agencies.

Article 27 of the Board of Directors' Regulations establishes that the role of the Audit Commission is to ensure the independence of the external auditor, which includes, among other matters, ensuring that the Company and the auditor respect the regulations in force with regard to the provision of services other than those concerning auditing, the limits on the focus of the auditor's services, and in general, other regulations in place to ensure independence of auditors.

In any case, the Audit Commission should annually receive from external auditors the declaration of their independence from the company or companies related directly or indirectly.

See section H "Other Information of Interest"

Insofar as financial analysts and investment banks are concerned, the company has an internal application procedure in place with three tenders for the procurement thereof; in turn the company draws up a mandate letter where the exact terms and conditions of the procured work are outlined.

Insofar as rating agencies are concerned, the Company has the rating from the three current agencies with their corresponding mandate letters.

C.1.36 Indicate whether the company changed its external auditor during the financial year. If so, identify the incoming and outgoing auditors:

No

Outgoing auditor	Incoming auditor

In the event of disagreements with the outgoing auditor, please provide details:

No

Explanation of the disagreements

Annual report on corporate governance ABENGOA page. 252 C.1.37 Indicate whether or not the auditing firm carries out other tasks for the company and/or its corporate group other than those of an auditing nature. If this is the case, state the amount of fees received for these tasks and the percentage of the fees invoiced to the company and/or its corporate group: C.1.40 Indicate and, where applicable, provide detail of the procedure whereby Directors can avail of external expertise: Yes Yes Explanation of the reasons The Board of Directors has access to external, legal or technical consultants, depending on its needs, which may or may not be arbitrated through the Secretary of the Board. The second paragraph of Article 19 of the Regulations of the Board of Directors sets forth that: Company Group Total Fees for non-audit work (in thousands of euros) 376 2.063 2.439 Fees for non-audit work/total amount invoiced by the audit firm (in %) 72% 36% 63% “Through the Chairperson of the Board of Directors, Board Members shall be empowered to submit a proposal by majority to the Board of Directors to engage the services of a legal, accounting, technical, financial, commercial or any other kind of consultants deemed necessary in the interests of the Company to provide assistance in the exercise of their duties in dealing with specific problems of certain magnitude and complexity linked with the exercise of such duties”. C.1.38 Indicate whether or not the audit report of the annual financial statements for the previous financial year contain reservations or qualifications. If so, indicate the reasons given by the Chairman of the Audit Commission to explain the content and scope of these reservations or qualifications. C.1.41 Indicate and, as the case may be, provide detail of the procedure by which Directors can obtain the necessary information in advance to prepare for meetings of the governing bodies: No Explanation of the reasons Yes C.1.39 Indicate the number of financial years that the current auditing firm has completed continuously carrying out the audits of the annual financial statements of the Company and/or its corporate group. In addition, indicate the percentage represented by the number of financial years audited by the current auditing firm over the total number of financial years in which the annual financial statements have been audited: Explanation of the reasons Availability of the information before each Board meeting via an online platform that can be accessed by all of the Directors. In addition, via this platform Directors have access at all times to consult the internal regulations and basic legislation applicable to the role and responsibility of the Director, which offers them sufficient knowledge of the Company and its internal rules. Company Group C.1.42 Indicate and, where applicable, provide detail of whether the company established rules that oblige directors to report and, where appropriate, resign in cases where the image and reputation of the company may be at stake: Number of continuous financial years subject to audit 4 4 Number of financial years audited by the current auditing firm / Number of financial years that the Company has been audited (in %) 0.16 0.16 Yes Annual Report 2015

Annual report on corporate governance ABENGOA page. 253 Explain the rules The Company has not implemented any significant agreements that enter into force, whether amended or expired as a result of a change of control in the Company deriving from a takeover bid. Article 13 of the Board of Directors’ Regulations sets forth the following: “Directors are obliged to surrender their posts to the Board of Directors and to formalize their resignation, if the board deems it convenient, in the following cases: (a) If they fall within any of the grounds for While it is true that the Company has signed agreements in which change of control clauses are set forth, these clauses are not necessarily triggered as a result of a takeover bid but rather in the event that “control” of the Company is obtained. Control is understood as the ability or power (whether it be by share ownership, power of attorney, contract, agency or any other way) to (i) vote for or control the vote of more than 50 % of voting rights that may be exercised in the Company’s General Meeting; (ii) appoint or dismiss more than 50 % or all members of the Company’s Administrative Body; or (iii) establish guidelines on the Company’s operating and financial policies that must be complied with by administrators or equivalent staff; or ownership of more than 50 % of capital in the form of common shares or any other type that, where applicable, hold voting rights. These agreements may be terminated in the event of a change of majority control, not necessarily triggered by a takeover bid. incompatibility or prohibition as prescribed by law; (b) If deemed severely liable by any public authority for infringing upon their obligations as Directors; and (c) If the Board itself requests so due to a Board member having infringed upon his/her obligations as Director.” Section (q) of Article 14.2 of the same Regulation also establishes the obligation of the directors to inform the company of all legal and administrative claims and of any other claims that, given the magnitude, may severely affect the reputation of the company. See section H “Other Information of Interest” C.1.43 Indicate whether any member of the Board of Directors has informed the company that they have been tried or formally accused of any of the offences stipulated in Article 213 of the Spanish Corporate Law: C.1.45 Identify in aggregate terms and provide details of the agreements reached between the company and its directors and management or employees which contain guarantee or protection clauses or provide for compensation in the event of resignation or unfair dismissal or if the contractual relationship terminates due to a takeover bid or any other type of transaction. No Name of Board Member Criminal Case Comments Number of beneficiaries 2 Type of beneficiary Description of the agreement Indicate whether the Board of Directors analyzed the case. If answered yes, explain with reasons the decision taken on whether or not the Director should continue in his/her post or, where applicable, state the actions taken or plan to be taken by the Board of Directors until the date of this report. Not applicable Decision taken/action carried out Reasoned explanation C.1.44 Provide details of the significant agreements implemented by the company which enter into force, whether amended or expired as a result of a change of control in the company deriving from a takeover bid, and their effects. Annual Report 2015 Chief Executive (Mr. Joaquín Fernández de Piérola Marín) The business contract of the Chief Executive entitles him to compensation of an amount equivalent to 100% of the remuneration received by the aforementioned in the previous financial year, both in the event of early termination of his contractual relationship with the company (where not due to incompliance of any obligations corresponding to the Chief Executive or exclusively due to his will) and compensation due to a post-contractual non-competition agreement. Both types of compensation are incompatible. As a result, if the Chief Executive receives severance pay due to early termination, he/ she would not be entitled to receive compensation due to a non-competition agreement. Any breach of this non-competition obligation shall, at all times, lead to the compensation sum received by the Chief Executive being given back, regardless of the reason why it was received.

ABENGOA Annual report on corporate governance page. 254
Annual Report 2015

Number of beneficiaries	2
Type of beneficiary	**Description of the agreement**
Executive Chairman (Mr. José Domínguez Abascal)	The Executive Chairman's business contract entitled him, in the event that the company were to dismiss him, to choose between (i) severance pay due to early termination/post-contractual non-competition agreement, which in the case of the Executive Chairman amounted to a sum equivalent to 100% of the remuneration accrued in the previous financial year, or reinstatement in his previous position.Additionally, the Executive Chairman's business contract entitled him to receive, as a one-off compensation payment corresponding to the 2016 financial year, a sum equal to the gross amount of his fixed annual remuneration which is 700,000 euros, subject to the following during the 2016 financial year:-An agreement being reached with the financial and/or commercial creditors in the process of restructuring the company's balance sheet; and/or -An agreement being reached with investors, where applicable, for them to become Abengoa shareholders or which, in some way, strengthens the structure of the company capital and/or provides a solution for the current financial situation the company is faced with,in one or both of these cases, preventing the company from having to declare insolvency proceedings during the 2016 financial year or, if not prevented, enabling the company to regain solvency and halt the proceedings, also during the 2016 financial year.

See section H "Other Information of Interest"

Indicate whether or not these agreements must be communicated to and/or approved by the bodies of the Company or its corporate group:

	Board of Directors	General Meeting
Body that authorizes the clauses	X	

	YES	NO
Is the General Meeting informed about the clauses?	Yes, through the Annual Remuneration Report.	

Number of beneficiaries	
Type of beneficiary	Description of the agreement

C.2 Commissions of the Board of Directors

C.2.1 Give details of all Commissions of the Board of Directors, their members and the proportion of executive, proprietary, independent or other external directors comprising them:

Not applicable

Executive commission

Name	Post	Category

% of executive Directors	
% of proprietary Directors	
% of independent Directors	
% of external Directors	

Explain the functions that are assigned to this Commission, describe the procedures and rules for organization and operation thereof and summarize its most important actions during the financial year.

Not applicable

Indicate whether or not the composition of the executive commission reflects the participation of the different categories based on their category on the board:

Not applicable

If not, explain the composition of the executive commission.

Audit commission

Annual report on corporate governance ABENGOA page. 255 › 3. To inform the General Shareholders’ Meeting about any matters or questions which arise on issues within its power. 4. To propose the appointment of external financial auditors to the Board of Directors for subsequent submission before the General Shareholders’ Meeting. 5. To oversee internal auditing services. The Commission will have full access to internal auditing and will report on the selection, dismissal, renewal and removal process of its director, on the setting of his/her salary scale, as well as the budget for this department. 6. To know the process of the Company’s financial reporting and internal monitoring systems. 7. To liaise with the external auditors in order to obtain information on any matters that could jeopardize their independence and on any other matters that may be in relation to the financial auditing process. 8. To summon the Directors it deems appropriate to the meetings of the Commission to report on issues to the extent the Audit Commission deems fit. 9. To prepare annual reports on the activities of the Audit Commission itself and to include it in the Management Report. 10. With respect to internal control and reporting systems: Name Post Category Mr. Antonio Fornieles Melero Chairman Independent › Prof. Mr. José Borrell Fontelles Member Independent Ms. Alicia Velarde Valiente Member Independent Prof. Ms. Mercedes Gracia Díez Member Independent › › Explain the functions that are assigned to this Commission, describe the procedures and rules for organization and operation thereof and summarize its most important actions during the financial year. › › The Audit Commission shall be exclusively made up of non-executive Directors appointed by the Board of Directors; two of which, at least, should be independent Directors and one of them will be appointed in light of his/her knowledge and experience in accounting, auditing or both. › › They will meet whenever necessary to carry out their duties or once every quarter, at least. The Commission shall also meet whenever convened by the Chairman, on his own initiative or at the request of any of the members, who may also suggest that the Chairman include a certain issue in the agenda of the following meeting. - (a) To monitor the preparation process and the integrity of the financial report with regard to the Company and, where applicable, the group of which Abengoa is parent company (hereinafter, the “Group”), verifying compliance with legal requirements and the correct application of accounting criteria, and appropriately specifying the scope of consolidation. (b) To periodically revise the internal control and risk management systems so that the main risks, including those of a tax nature, are identified, managed, and properly disclosed, as well as to discuss significant shortcomings of the internal control system identified in the audit with the financial auditor. (c) To supervise and ensure the independence and effectiveness of the duties of internal audits, with full access thereto; to propose the selection, appointment, re-selection and dismissal of heads of internal audits; to propose the budget for said unit, and set the salary scale of its Director; to obtain regular information on the activities and the budget of the unit; and to ensure that the senior management considers the conclusions and recommendations in its reports. The agreements established by the Audit Commission will be adopted in a fair fashion when the majority of the members present or represented in the meeting vote in favor thereof. In the event of draws, the Executive Chairman shall cast the deciding vote. - The following duties, among others, are assigned to the Audit Commission: › 1. To report on the Annual Accounts, as well as on the quarterly and half-yearly financial statements that must be issued to the regulatory or supervisory bodies of the securities markets, with express mention of the internal control systems, verification of compliance and monitoring through internal audit and, when applicable, on the accounting criteria applied. › 2. To inform the Board of Directors of any change in the accounting criteria, and any risks either on or off the balance sheet. - Annual Report 2015 % of proprietary Directors 0 % of independent Directors 100 % of external Directors 0

Annual report on corporate governance ABENGOA page. 256 - (d) To establish and supervise a mechanism by which the staff may confidentially and, if necessary, anonymously report any irregularities, especially those of a financial or accounting nature, detected in the course of their duties, with potentially serious implications for the company. (e) To summon any Company employee or manager, and even order them to appear before the Commission without the presence of any other senior officer. (f) The Audit Commission shall inform the Board, prior to the latter adopting the corresponding decisions, about the following matters: › (ii) The Commission must ensure that both Company and auditor respect the current regulations on providing services other than auditing, the limits on the focus on the auditor’s services and, in general, other standards and regulations set forth to ensure the independence of auditors. - In any case, the Commission should annually receive from external auditors the declaration of their independence from the Company or companies with a direct or indirect connection thereto, as well as information on additional services of any kind provided and the corresponding fees received from these companies by the external auditor or by the individuals or companies with a connection thereto in accordance with the provisions set forth in the legislation on financial auditing. (iii) If an external auditor resigns, the Commission must investigate the circumstances leading to the resignation. - › (i) The financial information that all listed companies must periodically disclose. The Commission must ensure that interim statements are drawn up under the same accounting principles as the annual statements and, to this end, may ask the external auditor to conduct a limited review. (ii) The creation or acquisition of shares in special purpose entities or entities resident in countries or territories considered tax havens, and any other similar transactions or operations which, due to their complexity, might impair the transparency of the Group. (iii) Related party transactions. › › - (d) To annually issue, prior to the issuance of the financial auditing report, a report stating the judgment on the independence of the financial auditor. This report should always state the value of the additional services provided and referred to in the previous(c).(ii) section, individually and all together, different to the legal audit and with regard to the independent status or to the governing auditing regulations. (e) To ensure that the Group auditor is entrusted with conducting the audits for the individual group companies. › - (g) To supervise compliance with the Internal Code of Conduct in relation to the Securities Market and the Policy on the Use of Relevant Information and the Rules of Corporate Governance. - During the 2015 financial year, the main interventions of the Audit Commission were as follows: › 11. With regard to the external auditor: - (a) To propose the selection, appointment, re-selection and replacement of external auditors, including the conditions of their hiring, to the Board of Directors to submit said proposal to the General Shareholders’ Meeting for approval. (b) To be regularly informed by the external auditor on the progress and findings of the audit plan and to ensure that senior management follow up on its recommendations. (c) To make sure the external auditor remains independent and, for that purpose: › (i) The Company should notify the National Securities Market Commission of any change of auditor as a significant event, accompanied by a statement of any disagreements arising with the outgoing auditor and the reasons for them. › Follow-up of the work carried out in the framework of the process of phasing out situation 5 bis. Follow-up of development of the feasibility study carried out by Alvarez & Marsal as part of the restructuring process initiated and caused by situation 5 bis. › - Identify the Director of the Audit Commission who has been appointed in light of his/ her knowledge and experience in accounting, auditing or both, and state the number of years that the Chairman of this commission has been carrying out the role. - Annual Report 2015 Name of the Director with experience Mr. Antonio Fornieles Melero Number of years in Chairman role 1

Annual report on corporate governance ABENGOA page. 257 See section H “Other Information of Interest” Explain the functions that are assigned to this Commission, describe the procedures and rules for organization and operation thereof and summarize its most important actions during the financial year. Appointments and remuneration commission The Appointments and Remuneration Commission has four independent directors and its Chairwoman was appointed from among the independent directors. Therefore, the requirements established in Spanish Corporate Law are met. In addition, in accordance with the provisions of article 2 of the Internal Regulations, the position of Chairperson of the Commission must go to an independent director. Name Post Category Prof. Ms. Mercedes Gracia Díez Chairwoman Independent Ms. Alicia Velarde Valiente Member Independent Prof. Mr. José Borrell Fontelles Member Independent Mr. Antonio Fornieles Melero Member Independent The functions and competencies of the Appointments and Remuneration Commission are as follows: › 1. To assess the competencies, knowledge and experience required in order to carry out the role of member of the Board of Directors of Abengoa. Therefore, it defines the roles and capabilities required of the candidates to fill each vacancy and assesses the time and dedication required for them to properly perform their duties. 2. To establish a representation target for the least represented sex in the Board of Directors and to draft guidelines on how to achieve this target. 3. To present proposals before the Board of Directors to appoint independent directors by co-optation or for submission for approval before the General Shareholders’ Meeting, as well as proposals for their re-election or discharge by the General Shareholders’ Meeting. 4. To present proposals to appoint all other directors by co-optation or for submission for approval before the General Shareholders’ Meeting, as well as proposals for their re-election or discharge by the General Shareholders’ Meeting. 5. To verify on an annual basis that the conditions are met for the appointment of a director and for the nature and typology assigned to him/her. This information is to be included in the annual report. 6. To report on the appointment and discharge proposals of top executives and the basic terms and conditions of their contracts. 7. To examine and organize the succession of the Chairman of the Board of Directors and the Chief Executive of the company and, where necessary, make recommendation proposals to the Board of Directors to ensure the planned and orderly fashion of said succession. Ms. Gracia Díez was appointed member of the Commission in a meeting of the Board of Directors of Abengoa, S.A. held on 12 December 2005, and elected as Chairwoman in a meeting of the Appointments and Remuneration Commission held on 17 March 2015; the Secretary was appointed in the meeting of the Appointments and Remuneration Commission held on 23 June 2014. › › Mr. Antonio Fornieles Melero ceased to be a member of the Commission on 1 March 2016 due to his appointment as the new Executive Chairman of the company’s Board of Directors, replacing Mr. José Domínguez Abascal, leaving the Commission with three members at present. › › › › Annual Report 2015 % of proprietary Directors 0 % of independent Directors 100 % of external Directors 0

Annual report on corporate governance ABENGOA page. 258 › 8. To propose to the Board of Directors a remuneration policy for directors, general directors or those with executive responsibilities reporting directly to the Board, and for Executive Commissions or Chief Executives, as well as the individual remuneration and other contractual terms and conditions of executive directors, ensuring it is adhered to. 9. To organize and oversee the annual performance appraisal of the Board of Directors and its commissions and propose, based on the result of the appraisal, a plan of action to correct the identified shortcomings. 10. To prepare an annual report on the activities of the Appointments and Remuneration Commission, to be included in the management report. › Report to the Board of Directors on the appointment of Mr. Antonio Fornieles Melero as Second Vice-Chairman, Coordinating Director and member of both the Audit and Appointments and Remuneration Commissions of the company’s Board of Directors. Report to the Board of Directors on the new regulation of remuneration systems for administrators of listed companies. Report to the Board of Directors on the appointment of Mr. Manuel Sánchez Ortega, Chief Executive of the company, as First Vice-Chairman of the company’s Board of Directors. Report to the Board of Directors on the appointment of Mr. Ignacio García Alvear as new Director of Investor Relations of the company, replacing Ms. Bárbara Sofía Zubiria Furest. Proposal to the Board of Directors, for approval, on the individual remuneration and other contractual terms and conditions of executive directors. Proposal to the Board of Directors, for approval, regarding the annual report on director remuneration (IAR), including the remuneration policy for directors and top executives of the company. Submit to the Board of Directors, for approval, the results of the annual performance appraisal of the Board of Directors and its commissions. Proposal to the Board of Directors for the appointment of Mr. Antonio Fornieles Melero as Chairman of the Audit Commission. Proposal to the Board of Directors for the appointment of Ms. Mercedes Gracia Díez as Chairwoman of the Appointments and Remuneration Commission, replacing Mr. José Borrell Fontelles. Report to the Board of Directors on the appointment of Mr. Santiago Seage Medela as new Chief Executive of the company, replacing Mr. Manuel Sánchez Ortega. Report to the Board of Directors on the settlement of paid items to Mr. Manuel Sánchez Ortega, as a result of the end of his tenure as Chief Executive of the company. Proposal to the Board of Directors for the appointment of Mr. Santiago Seage Medela as First Vice-Chairman of the Board of Directors and the incorporation of Ms. María Teresa Benjumea Llorente onto the Board of Directors, both replacing Mr. Manuel Sánchez Ortega. › › › › › The Appointments and Remuneration Commission shall meet when necessary to carry out the above functions and, at least, once every quarter. It shall also meet whenever convened by the Chairman. Lastly, the meeting shall be valid when all members are present and agree to hold the session. › › During the 2015 financial year, the Commission held twelve meetings. Among the important issues dealt with were the proposals for the appointment and renewal of members of the Board of Directors, as well as ensuring that the conditions required for the appointment of Directors and the nature and typology assigned to them were met. › The Commission shall be considered validly constituted when the majority of its members are present. Proxies may only be granted to non-executive directors. › The agreements adopted shall be valid when the majority of the members of the Commission, present or represented, vote in favor thereof. In the event of a tie, the Chairman of the Commission shall cast the deciding vote. › › The director of remuneration in the company shall attend the meetings held by the Commission in the capacity of secretary. › During the 2015 financial year, the main interventions of the Appointments and Remuneration Commission were as follows: › Proposal to the Board of Directors for the appointment by co-optation of Mr. Antonio Fornieles Melero, with the status of independent Director, to fill the vacancy resulting from the resignation of the until then director of the company Aplidig, S.L. › Annual Report 2015

ABENGOA Annual report on corporate governance page. 259
Annual Report 2015

- Report to the Board of Directors on the settlement of paid items to Mr. Felipe Benjumea Llorente, as a result of the end of his tenure as Executive Chairman of the company.
- Favorable report to the Board of Directors regarding the proposal to appoint Mr. José Domínguez Abascal as proprietary director and non-executive Chairman of the Board of Directors.
- Favorable report to the Board of Directors regarding the following changes to the structure of the company's management: appoint Mr. José Domínguez Abascal as executive Chairman of the Board of Directors, appoint by co-optation Mr. Joaquín Fernández de Piérola Marín as director to fill the vacancy created by the resignation of Mr. Santiago Seage Medela, and appoint Mr. Joaquín Fernández de Piérola Marín as General Director of the company.
- Favorable report to the Board of Directors regarding the new executive director business contracts for Mr. José Domínguez Abascal and Mr. Joaquín Fernández de Piérola Marín.

See section H "Other Information of Interest".

Strategy and technology commission

Name	Post	Category
Mr. José Borrell Fontelles	Chairman	Independent
Mr. José Luis Aya Abaurre (passed away on 12 February 2016)	Member	External proprietary
Mr. José Joaquín Abaurre Llorente	Member	External proprietary
Mr. Ricardo Martínez Rico	Member	Independent

% of executive Directors	0
% of proprietary Directors	50
% of independent Directors	50
% of external Directors	0

On 7 March 2016, the Board of Directors of Abengoa appointed the company Inayaba S.L., represented by Ms. Ana María Abaurrea Aya, as member of this Commission, replacing Mr. José Luis Aya Abaurre.

Explain the functions that are assigned to this Commission, describe the procedures and rules for organization and operation thereof and summarize its most important actions during the financial year.

The Strategy and Technology Commission shall comprise at least three Directors appointed by the Board of Directors. More than half of the members shall be non-executive. The head of the General Technical Secretariat in the company shall attend the meetings held by the Commission in the capacity of coordinator.

The functions and competencies of the Strategy and Technology Commission are as follows:

- (i) To jointly analyze any basic matters relating to technology and strategy that can affect Abengoa, including the preparation or assignment of studies on products or services that constitute or may constitute Abengoa's portfolio.
- (ii) To perform prospective analysis on the possible evolution of Abengoa's businesses based on either personal or third party technological developments.
- (iii) To supervise the R+D policy and investments and Abengoa's strategic lines of technology development.
- (iv) To analyze and supervise the main activities related to Abengoa's technology, such as patent portfolios, their management, innovation introduction, etc.
- (v) To gather information on the organization and personnel of the Company through the Executive Chairman of Abengoa.
- (vi) To inform the Board of Directors, or its Executive Chairman, on as many matters as required in relation to Abengoa's strategic and technology development.
- (vii) All other matters relating to aspects of its authority that may be requested by the Board of Directors or its Executive Chairman.

During the 2015 financial year, the main interventions of the Strategy and Technology Commission were as follows:

- Statement regarding the main challenges Abengoa's businesses face for 2015.
- Statement regarding Abengoa's main technological challenges for 2015.
- Strategic Management in Abengoa.

See section H "Other Information of Interest"

ABENGOA Annual report on corporate governance page. 260
Annual Report 2015

Investment commission

Name	Post	Category
Mr. Antonio Fornieles Melero	Chairman	Independent
Mr. José Domínguez Abascal	Member	Executive
Ms. Mercedes Gracia Díez	Member	Independent

% of executive Directors	33.33
% of proprietary Directors	0
% of independent Directors	66.66
% of external Directors	0

On 7 March 2016, the Board of Directors of Abengoa appointed Ms. Alicia Velarde Valiente as Chairwoman of this Commission, replacing Mr. Antonio Fornieles Melero. Furthermore, in the same session of the Board of Directors, Mr. Joaquín Fernández de Piérola Marín was appointed member of this Commission, replacing Mr. José Domínguez Abascal.

Explain the functions that are assigned to this Commission, describe the procedures and rules for organization and operation thereof and summarize its most important actions during the financial year.

The Investment Commission shall comprise a minimum of three directors appointed by the Board of Directors, at the proposal of the Executive Chairman of the Board and following a report from the Appointments and Remunerations Commission. The majority of the appointed directors should be external independent Directors.

The Investment Commission is responsible for:

- (i) Controlling and Monitoring commitments for capex. Capex is defined as the investment in capital or equivalent instruments in projects which require cash outflow of the Company. To this end, the Investment Commission must propose, prior to approval by the Board of Directors, any investment commitment for capex in new projects. The Commission shall have sole authorization to propose new capex investments in new projects to the Board of Directors. The Board of Directors shall abstain from approving any capex investment projects that have not been proposed by the Commission.
- (ii) Follow-up of the budget and external capex objectives that the Company has established at each moment.
- (iii) Reporting on the commitments to increase and reduce financial debt and follow-up the Company's financial deleveraging policy.
- (iv) Reporting on the dividend distribution policy and the amendments thereof.

During the 2015 financial year, the main interventions of the Investment Commission were as follows:

- Analysis and approval of different investments, which include projects in South Africa, Chile, Mexico and the USA.

See section H "Other Information of Interest"

C.2.2 Complete the following table using the information relating to the number of female Directors who have served on the Board of Directors' Commissions over the past four financial years:

	Number of Female Directors			
	Financial Year t Number %	Financial Year t-1 Number %	Financial Year t-2 Number %	Financial Year t-3 Number %
Executive Commission	N/A	N/A	N/A	N/A
Audit Commission	2 (50)	2 (66.66)	2(40)	2 (40)
Appointments and Remunerations Commission	2 (50)	2 (66.66)	2(40)	2(40)
Appointments Commission	N/A	N/A	N/A	N/A
Remunerations Commission	N/A	N/A	N/A	N/A
Strategy and Technology Commission	0	0	N/A	N/A
Investment Commission	1 (33.33)	N/A	N/A	N/A

C.2.3 Section repealed.

C.2.4 Section repealed.

Annual report on corporate governance ABENGOA page. 261 C.2.5 Indicate, where applicable, the existence of regulations of Commissions of the Board, where they can be reached for consultations and any amendments that may have been made during the financial year. Also state whether annual reports were voluntarily prepared on the activities of each commission. Both the Audit Commission and Appointments and Remunerations Commission have their own internal operating regulations available on the Company’s website. The last amendment to both texts during the financial year took place on 18 May 2015 for the purpose of including the same amendments that were already approved for the Bylaws in accordance with recent amendments to the Spanish Corporate Law and, in particular, to add the latest improvements in terms of corporate governance introduced by Law 31/2014 dated 3 December, whereby the Spanish Corporate Law is amended to improve corporate governance. See section H “Other Information of Interest” These Commissions prepare their own annual report on activities, having published the Audit Commission’s activity report in the 2015 financial year as part of the annual report corresponding to the 2014 financial year C.2.6 Section repealed. Annual Report 2015

ABENGOA Annual report on corporate governance page. 262

Annual Report 2015

D Connected transactions and intra-group transactions

D.1 Explain, where applicable, the approval procedure for connected and intra-group transactions.

Reporting procedure for the approval of connected transactions.

Before the Board of Directors takes the relevant decisions, the Audit Commission must have informed said Board of the transactions with connected parties.

Upon prior receipt of the Audit Commission report, the Board of Directors is required to approve the transactions carried out between the Company or companies in its group with Directors, or with shareholders, individually or in partnership with others, involving a share legally considered as majority, including shareholders represented in the Company's Board of Directors or the Board of Directors of other companies belonging to the same group or with connected individuals.

The affected Directors or those representing or connected to affected shareholders should abstain from the deliberation and voting process of the agreement in question. Only transactions that simultaneously meet the following three characteristics shall be exempt from this approval:

› (i) They are governed by standardized agreements that are applied on across-the-board bases to a high number of clients;

› (ii) They go through at market rates, generally set by the person supplying the goods or services; and

› (iii) their amount does not exceed one percent of the Company's annual revenues.

Only in duly justified circumstances of urgency may decisions corresponding the previous matters be adopted by the delegated bodies or individuals. In this case, they should be ratified in the first Board meeting that is held following the adoption of the decision.

D.2 Give details of transactions deemed significant due to their amount or relevant due to their type that are made between the company or companies in its group and the significant shareholders in the company:

Personal or Corporate name of significant shareholder	Personal or Corporate name of the company or entity of its group.	Nature of the relationship	Type of transaction	Amount (thousands of euros)
Inversión Corporativa IC, S.A.	Abengoa S.A.	Significant shareholder	Securities loan	95.259.077 class B shares (thousand of euros)

D.3 Specify the transactions that are significant by amount or those which are relevant due to their type that are made between the company or companies in its Group and the company's Directors or Executives:

Personal or Corporate name of Directors or Executives	Personal or Corporate name of connected party	Connection	Nature of transaction	Amount (thousands of euros)
Felipe Benjumea Llorente	Blanca de Porres Guardiola	Spouse of Felipe Benjumea Llorente	Technical consultancy contract for the optimization of CPA catering services between the company of the Simosa Group and Blanca de Porres Guardiola.	95
Ricardo Martínez Rico	Equipo Económico, S.L.	Chairman of Equipo Económico S.L.	Integral and strategic consultancy service agreement signed between Equipo Económico, S.L., Abengoa S.A., Abengoa Concessions, S.L. and Abeinsa Ingeniería y Construcción Industrial, S.A.	319

Annual report on corporate governance ABENGOA page. 263 Personal or Corporate name of Directors or Executives Personal or Corporate name of connected party D.6 Provide details of any mechanisms in place to detect, determine and resolve possible conflicts of interest between the company and/or its group and its Directors, executives or significant shareholders Amount (thousands of euros) Connection Nature of transaction 1,086 During the 2015 financial year, there were no amounts invoiced pursuant to this agreement. In accordance with the provisions of the Board of Directors’ Regulations, Directors are obliged to inform the Board of any situation of potential conflict in advance, and to abstain until the conflict is resolved. Consultancy agreement signed on 23 September 2015 between Felipe Benjumea Llorente and Abengoa, S.A. valid until 31 December 2016 D.7 Is more than one company of the Group listed in Spain? Former Executive Chairman and brother of an Executive Director No. However, Abengoa Yield, plc., a company pertaining to the Group, is listed in the US, in Nasdaq. Felipe Benjumea Llorente Felipe Benjumea Llorente Identify the subsidiary companies that are listed in Spain: See section H “Other Information of Interest” Listed subsidiary companies D.4 Report on the significant transactions between the company and other entities belonging to the same group provided they are not eliminated during the preparation of the consolidated financial statements and are not part of the normal company transactions with regards to its purpose and conditions. At any rate, a report shall be issued on any intra-group transaction with entities in countries or territories classified as tax havens: Indicate whether the respective business lines and possible business relations among such companies have been publicly and precisely defined, as well as those of the listed subsidiary with the other companies in the group; Yes Define any business relations between the parent company and the listed subsidiary company, and between the latter and the other companies in the group. Not applicable Abengoa Yield, Plc. is a company belonging to the Abengoa, S.A. Group in which the latter holds 41.86%. Corporate name of entity of group Short description of transaction Amount (thousands of euros) Abengoa Yield, Plc has entered into the following agreements: › A ROFO agreement entered into between Abengoa, S.A. and Abengoa Yield regarding any proposed sale, transfer or other disposition of any of Abengoa’s contracted renewable energy, conventional power, electric transmission or water assets in operation located mainly in the United States, Canada, Mexico, Chile, Peru, Uruguay, Brazil, Colombia and the European Union. Executive services agreement (resolved on 15 January 2016) between Abengoa Concessions SL and Abengoa Yield. D.5 Indicate the amount of the transactions carried out with other connected parties Not applicable › Annual Report 2015

Annual report on corporate governance ABENGOA page. 264 › Financial support services agreement between Abengoa Yield and Abengoa Concessions SL. Trademark license agreement between Abengoa, S.A. and Abengoa Yield. Call agreement for Abengoa Yield of up to 100 million euros in assets at 12 % profitability in 2015 between Abengoa, S.A. and Abengoa Yield. Non-binding MOU between Abengoa and Abengoa Yield on corporate governance. › › › State the mechanisms envisaged to resolve any conflicts of interests between the listed subsidiary and the other companies in the group: Mechanisms to resolve possible conflicts of interests Protocol for authorizing and supervising connected Transactions between Abengoa, S.A. and Abengoa Yield plc. approved by the Board of Directors of Abengoa, S.A. based on the proposal by its Audit Commission on 26 May 2014. See section H “Other Information of Interest” Annual Report 2015

Annual report on corporate governance ABENGOA page. 265 E Risk management and monitoring systems E.1 Explain the scope of the Company’s Risk Management System, including those of a fiscal nature. The risks manager is in charge of analyzing projects and businesses in the efforts and in aspects regarding the identification and quantification of risks of any nature. On the other hand, the internal audits department is in charge of supervising and ensuring the correct functioning of the risks management system. E.3 Specify the main risks, including those of a fiscal nature, which could affect the attainment of business objectives. Abengoa’s risk management system is a global and dynamic system. The scope of action of this system covers the entire organization and its whereabouts on a more permanent basis, and compliance with it is compulsory for all the company’s employees, managers and Directors. It works comprehensively and continuously, consolidating this management according to the area, business unit or activity, subsidiaries, geographical areas and support areas at corporate level. In the process of identifying, understanding and assessing the risks affecting the company, the following risks factors, some of which are outlined in Form 20-F, filed with the SEC on 23 February 2015, have been taken into account: General Risks Abengoa’s risk management system is designed to mitigate all the risks to which the company may be exposed as a result of its activities. The structure of Abengoa’s Risk Management is based on three pillars: › › Abengoa operates in a sector of activity particularly linked with the economic cycle. Risks derived from depending on regulations in support of activities relating to renewable energy, bioethanol production and also research-and development-related activities. Solar power generation. Biofuel consumption. Risks derived from the sensitivity entailed in the supply of raw materials for biofuel production and the volatility of the price of the final product. Risks derived from delays and cost overruns in activities of an Engineering and construction nature due to the technical difficulties of the projects and the lengthy duration of their execution. Risks linked to the activities of concession-type infrastructural projects operating under regulated tariffs or extremely long-term license agreements. Incomes derived from long-term agreements: risks derived from the existence of clauses and/or renewal of license agreements processed by Abengoa, termination of pending engineering and construction projects and non-renewals of biofuel distribution agreements. The variations in the cost of energy may bear negative impact on the company results. Risks derived from the development, construction and exploitation of new projects. › The Common Management Systems specifically designed to mitigate business risks. Internal control procedures aimed at mitigating risks derived from the elaboration of the financial report and at improving the reliability of such report, designed in accordance with the SOX Act (Sarbanes-Oxley Act) The universal risk model which is the methodology that Abengoa uses to identify, compress and assess the risks that affect the company. The purpose is to obtain an integral vision of them, designing an efficient system of response that is in line with the business objectives. › › › › › › These two elements form an integrated system that allows for appropriate management of the risks and their mitigating controls at all the levels of the organization. › › In addition, the internal auditing unit is in charge of ensuring compliance with and the good functioning of these systems. E.2 Indicate the Company’s bodies which are in charge of devising and executing the Risk Management System, including that of a fiscal nature. › The duty of elaborating and executing the risks management system is basically exercised by the Audit Commission specifically through the internal auditor and the risks manager. › Annual Report 2015

Annual report on corporate governance ABENGOA page. 266 › Abengoa’s activities may be negatively affected in the event that public support for such activities diminishes. Construction projects regarding the engineering and construction activities and the facilities of concession-type infrastructural and industrial production activities are dangerous places of work. Risks derived from joining hands with third parties for the execution of certain projects › Fluctuations in the currency exchange rates and their hedging may affect the results of the company. Risk of litigation and other legal processes. › › Risks derived from internationalization and from country risks › › Abengoa’s activities fall under multiple jurisdictions with various degrees of legal demands requiring the company to undertake significant efforts to ensure its compliance with them. Insurance coverage underwritten by Abengoa may be insufficient to cover the risks entailed in the projects, and the costs of the insurance premiums may rise. The activities of the company may be negatively affected by natural catastrophes, extreme climate conditions, unexpected geological conditions or other physical kinds of conditions, as well as by terrorist acts perpetrated in some of its locations. The practices of tax evasion and product alteration on the Brazilian fuel distributions market may distort the market prices. › Risks that are specific to Abengoa › Risk relating to the possibility that Abengoa could request insolvency proceedings in the event that the company does not reach a refinancing agreement with its main financial creditors before 28 october 2016. Risks related to Abengoa’s short and medium-term liquidity needs. Risks related to selling the shareholding or the loss of control of Abengoa Yield. Abengoa operates with enormous levels of indebtedness. Risks arising from the need to generate positive cash flows. Risks derived from the demand for capital intensive investments in fixed assets (CAPEX), which increase the need for external finance for the execution of pending projects. Risk entailed in obtaining reduced net profit derived from assets rotation Risks arising from Abengoa’s credit rating downgrade. Risks arising from Abengoa’s dividend policy. The company has a controlling shareholder. The renewable energy sector products and services are part of a market subject to intensive conditions of competition. The results of the engineering and construction activity depend significantly on the growth of the company in the concession-type infrastructural and industrial production activities. Fluctuations in interest rates and their hedging may affect the results of the company. › › › › › › › E.4 Indicate whether or not the company has a risk tolerance level, including for risks of a fiscal nature. Abengoa has a risk tolerance level established at corporate level. The universal risks model is a tool used for identifying and evaluating all risks affecting Abengoa. All the risks contemplated therein are evaluated considering probability and impact indicators. › › › › › Based on such parameters, the risks are classified as follows: › Minor risks: risks that occur frequently but bear little economic impact. These risks are managed to reduce their frequency only if managing them is economically viable. Tolerable risks: risks that occur infrequently and bear little economic impact. These risks are monitored to ensure that they remain tolerable. Severe risks: frequent risks that bear extremely high impact. These risks are managed immediately although, due to the risk management processes implemented by Abengoa, it is unlikely that Abengoa needs to tackle these types of risks. Critical risks: risks that occur infrequently but bear extremely high economic impact. These risks have a contingency plan since, when they arise, their impact is extremely high. › › › › › Annual Report 2015

Annual report on corporate governance ABENGOA page. 267 E.5 Identify the risks, including those of a fiscal nature, that have materialized during the financial year. The fact that it was not possible to carry out the planned capital increase due to no agreement being reached between the company and the placement financial entities and potential investors led the company to begin a negotiation process with its creditors with the aim of reaching an agreement to guarantee its financial sustainability, pursuant to Article 5 bis of the Spanish Insolvency Law. For these purposes, the company submitted the communication set out in Article 5 bis of the Spanish Insolvency Law to the Commercial Court of Seville on 25 November 2015. Abengoa endured certain risks during the 2015 financial year, the most significant of which are described below. Energy and the environment are part of the activities in which Abengoa is engaged. This activity is performed in changing surroundings, with regulations, subsidies or tax incentives that can be changed or even legally challenged. Throughout recent financial years and especially that of 2015, various amendments to regulations took place in the jurisdictions where Abengoa operates (mainly in the United States and Brazil), mainly in relation to activity concerning renewable energy generation and biofuel production, which affected the profitability of Abengoa’s current and future projects, the conditions to effectively compete with non-conventional renewables and other kinds of energy, and the ability to complete some ongoing projects. On 28 March 2016 Abengoa submitted before the Commercial Court of Seville a request for approval of the Standstill Agreement which had been supported by the 75.04% of financial creditors that had been addressed. E.6 Explain the response and supervision plan for the main risks the Company faces, including those of a fiscal nature. There is a specific action plan in place for each of the risks identified, which could encompass various departments of the company. However, investments in fixed assets (capex) which are higher than those anticipated in projects with a high return but which are extremely demanding in terms of capital in Brazil, Chile and Mexico have impacted on Abengoa’s liquidity position and have led to a significant drop in the shares and debt instruments pertaining to Abengoa listed on the stock exchange during the 2015 financial year. All of this has limited access to capital markets and, at the same time, led to a deceleration in the rate of approval of working capital renewals (non-recourse factoring and confirming) by some financial entities, which has all led to a reduction in the liquidity position. The following committees are in charge of the executive supervision of the company’s main risks: › › › › › Risks Management Committees by Business Units. Critical Projects Committees. Risks Management Committees with the Executive. Projects Committee. Special Situations Committees All of the aforementioned, along with Abengoa’s high levels of debt, led the company to launch an action plan in September 2015, with measures aimed at reducing the leverage and improving the liquidity position, whereby a set of measures were approved in the Abengoa Extraordinary General Shareholders’ Meeting on 10 October 2015, including a capital increase proposal with the aim of increasing the company’s own funds by a cash amount of (face value plus premium) of 650,000,000 euros, in order to reinforce the company’s liquidity situation and reduce its levels of debt. Annual Report 2015

Annual report on corporate governance ABENGOA page. 268 F Internal risk monitoring and management systems in relation to the process of financial reporting (system of internal control over financial reporting) (SCIIF) Describe the mechanisms entailed in the risks monitoring and management system in relation to the company’s financial reporting (System of Internal Control over Financial Reporting) process. Additionally, and in accordance with the same Article, included among the functions of the Board and, by delegation, the Audit Commission, is that which entails “Periodically revising the internal control and risk management system so that the main risks, including those a fiscal nature, are identified, managed, and properly disclosed, as well as discussing significant shortcomings of the internal control system identified in the audit with the financial auditor”. F.1.2. Provide details of the following elements, if any, especially in relation to the process of elaborating the financial report: Departments and/or mechanisms in charge of: (i) designing and revising the organizational structure; (ii) clearly defining the lines of responsibility and authority, with an appropriate distribution of duties and tasks; and (iii) ensuring the existence of sufficient procedures for its correct announcement throughout the entity. F.1 The control environment of the company Report on, pointing out the main characteristics of, at least: As stipulated by the Board of Directors’ Regulations, it is in charge of › › Defining the structure of the Group of companies; On the proposal of the company’s Chief Executive, the appointment and possible dismissal of senior executives, as well as establishing the basic conditions of its contracts, including their remuneration and, where applicable, their compensation clauses. The core components of its mission should be to approve the Company’s strategy and the organization required for its execution, and to ensure that management attains the objectives while pursuing the Company’s interests and corporate purpose. Through the relevant departments, strive for the correct and integral announcement of the relevant information regarding the Company including but not limited to that related to the call for the General Shareholders’ Meeting, its agenda and contents of the proposed agreements, relevant facts, agreements signed by the last General Shareholders’ Meeting held, the internal regulations of corporate governance and the Annual Report. The means of communication will be the most adequate for ensuring that unrestricted announcements are made and in a timely manner, including the Company’s webpage. F.1.1. The bodies and/or functions in charge of: (i) the existence and maintenance of an appropriate and effective SICFR; (ii) its introduction; and (iii) its supervision. The System of Internal Control over Financial Reporting, (hereinafter, SICFR), is part of Abengoa’s general system of internal control and is set up as a system prepared to provide reasonable assurance of the reliability of the published financial report. The body in charge of it, pursuant to the Regulations of Abengoa’s Board of Directors, is the Board of Directors and, within it, the duty of supervision is conferred to the Audit Commission in accordance with its own regulations. › › Thus, the Board of Directors is in charge of setting up and maintaining a compulsory Audit Commission as inferred from Article 27 of the Bylaws of the Board of Directors. According to the foregoing Article, the functions entrusted by the Board of Directors to the Audit Commission, with regard to the SICFR, entail: “Monitoring the preparation process and the integrity of the financial report concerning the Company and, where applicable, the group of which Abengoa is parent company (hereinafter, the “Group”), verifying compliance with legal requirements and the correct application of accounting criteria, and appropriately specifying the scope of consolidation”. Annual Report 2015

Annual report on corporate governance ABENGOA page. 269 › Code of conduct, body of approval, degree of publication and instruction, principles and values including (indicating whether there is specific mention of the recording of transactions and the elaboration of the financial report), body in charge of analyzing breaches and of proposing the correct actions and sanctions. Its appropriate follow-up is a source of profitability and security in the execution of the activities of Abengoa. These regulations ensure the veracity and reliability of the financial report. The Board of Directors is in charge of, and, by virtue thereof, its Chairman, established Commissions, delegated commissions or, in turn, Managers entrusted therewith, the classification of the breaches of the Common Management Systems. At Abengoa there is a code of ethics and professional conduct approved by the Board of Directors and available on the Intranet in both Spanish and English, which outlines the ethical and responsible behavior that must be assumed in the execution of Company activities and in managing the businesses, by the management team and all the professionals of Abengoa and its subsidiaries. Abengoa runs a continuous on-the-job training program in which Code of Conduct courses are given. It is compulsory for all employees to attend these courses and to show proof by signing attendance sheets, meanwhile the Company ensures that all Abengoa employees have received and understood said information. Whistle blowing channel, which enables reporting of irregularities of financial and accounting nature to the Audit Commission, in addition to possible breaches of the code of conduct and irregular activities in the organization. The reports may be filed confidentially. An important aspect of responsibility and transparency is to provide a mechanism by which any interested party may safely and confidentially report irregularities, unethical or illegal conducts that, in his/her opinion, occur in the execution of the Company’s activities. Abengoa’s Code of Conduct: - The highest standards of honesty and ethical behavior, including appropriate and ethical procedures for dealing with actual or possible conflicts of interests between professional and personal relationships. The most complete, just, precise, timely and intelligible communication in all periodic reports that Abengoa must submit to the organs of Administration or in all reports that may be made. Compliance with the applicable laws, standards, rules and regulations. The tackling of actual or possible conflicts of interests and providing guidance to ensure that employees, managers and Directors report such conflicts to Abengoa. The interruption of the poor use or poor application of Abengoa’s properties and business opportunities. The maximum level of confidentiality and fair trade in and outside Abengoa. The immediate internal reporting of any breach of said Code of Conduct and the appropriate reporting of all illegal behaviors. In this manner and following the guidelines provided in section 301 of the Sarbanes-Oxley Act, the Audit Commission decided to establish specific procedures for: - The reception, safeguard and treatment of complaints or reports that the company may receive in relation to the accounting, internal monitoring of the accounting or auditing matters. Employees of the company to be able to confidentially or anonymously send information in good faith on the dubious or arguable policies of accounting and auditing. - - - - In this sense, Abengoa has a double mechanism for receiving complaints or reports: An internal channel, which is available to all employees, so that they can notify any alleged irregularity in accounting or audits or breaches of the code of conduct. The communication channel is by e-mail or ordinary mail. An external channel, available to anyone outside the company, so that they can notify any alleged irregularities, fraudulent actions or breaches of Abengoa’s Code of Conduct through the website (www.abengoa.com). - - - - - All information made public and all media releases deemed to be affecting Abengoa must first be approved by the Board of Directors or by the manager who may have been previously entrusted with performing such duty. Abengoa and its various business groups have been operating a whistleblower channel since 2007. Pursuant to the requirements of the Sarbanes-Oxley Act, whereby interested parties may report possible irregularities on accounting, auditing or internal controls over financial Annual Report 2015

Annual report on corporate governance ABENGOA page. 270 reporting, to the Audit Commission. A register is kept of all communications received in relation to the whistleblower, subject to the necessary guarantees of confidentiality, integrity and availability of the information. the organization, classified into categories and sub-categories, assigns indicators to each to enable them to measure their probability and impact and to define the degree to which they may be tolerated. Training programs and regular updates for the personnel involved in the preparation and revision of the financial report, as well as in the evaluation of the System of Internal Control over Financial Reporting, which should at least cover accounting regulations, auditing, internal risks monitoring and management. And finally, the types of risks related to the accounting and submission of the financial report, the management of debt and equity financing, planning and budgeting and the tax strategy of transactions: Indicate whether the process covers all of the objectives of financial reporting, (existence and occurrence; integrity; evaluation; presentation, breakdown and comparability; and rights and obligations), and whether it is updated and at what frequency. The Human Resources Management works together with the Economic-Financial Management to impart regular training, both internally and externally, to the personnel involved in the preparation of the Financial Statements of the Group. The URM is designed to cover all risks that are identified. Among them there is a group that refer to the preparation and submission of the financial report, accounting records, the management of debt and equity financing, planning and budgeting and the tax strategy of transactions: The training programs are fundamentally focused on the correct knowledge and update on the International Financial Reporting Standards (IFRS) and on the laws and other rules and regulations on the Internal Control over Financial Reporting (Common Management Systems). Both the Internal Audits Management and the Global Risks Management keep themselves informed and up-to-date on the latest on Risks management and Internal Control, especially on Financial Reporting. Identified risks are covered and mitigated by Abengoa’s internal monitoring system. All risks previously linked with the process by which the financial information is prepared are under control in such a way that it may be guaranteed that the financial information appropriately adheres to the requirements of existence, occurrence, integrity, evaluation, presentation, breakdown and comparability. During the 2015 financial year, the Departments related to the preparation, revision and reporting of financial information received various publications of updates to the accounting and financial standards, internal control and tax, including courses by internal experts in relation to the update of accounting standards. Indicate whether there is a process for identifying the consolidation perimeter, considering, amongst other things, the possible existence of complex corporate structures, instrumental or special purpose entities. F.2 Financial reporting risk assessment The consolidation perimeter of Abengoa is subject to revisions during each quarterly closing. The Consolidation department is in charge of analyzing companies that enter and those that exit said perimeter. Both the creation and acquisition of companies, as well as their sale or dissolution, are subject to internal authorization processes that permit the clear identification of all entries and exits to and from the consolidation perimeter. At least reporting the following: F.2.1. Describe the main characteristics of the risks identification process, including those of error or fraud, with regards to: Indicate whether or not the process considers the effects of other types of risks (operational, technological, financial, legal, fiscal, reputation, environmental, etc.) in the manner in which they affect the financial statements. If the process exists and is documented. Abengoa has introduced a process for identifying and evaluating risks: the Universal Risks Model (URM) which is updated on a regular basis. This model numbers the risks identified by Annual Report 2015

Annual report on corporate governance ABENGOA page. 271 As already mentioned, the URM is the methodology to identify, understand and assess the risks that may affect Abengoa. The purpose is to obtain an integral vision of them, designing an efficient system of response that is in line with the Company’s business objectives. In accordance with the Board of Directors’ Regulations, the integrity and exactitude of the Annual Accounts presented to the Board of Directors for approval must first be certified by the Chairman of the company’s Board of Directors and by the Director of the Department of Corporate Consolidation and Audits. It s made up of 56 risks belonging to 20 categories. These are grouped into 4 large areas (financial risks, strategic risks, regulatory risks and operational risks). Once the Board of Directors receives the corresponding reports and after the necessary clarifications, it shall clearly and precisely, in terms that aid comprehension of its content, prepare the annual accounts, the management report and the resolution on the application of the company’s profit/loss outcome, as well as the consolidated annual accounts and management report, and the financial reports which the company must regularly publish, due to being a listed company, ensuring that these documents depict the true state of the asset, the financial situation and the profit and loss outcome of the company, in accordance with the stipulations of the applicable Law. All the risks of the model are evaluated based on two criteria: - Occurrence Probability: Degree of frequency at which to be sure that a specific cause will expose Abengoa to an event with negative impact. - Impact on Entity: Set of negative effects on the strategic goals and objectives of Abengoa. Which corporate governance body supervises the process? Before signing the annual accounts required by Law, the Directors shall keep a record of all the reservations they deem relevant. Otherwise, it will be understood that they had all the necessary information available to approve this preparation of the annual accounts. The financial information preparation process is the ultimate responsibility of the Board of Directors. In accordance with the Board of Directors’ Regulations, the integrity and exactitude of the financial reports presented to the Board of Directors for approval must first be certified by the Chairman of the company’s Board of Directors and by the Director of the Department of Corporate Consolidation and Audits. Directors must sign statements of responsibility on the content of the annual financial report and, in turn, on any intermediate financial reports which the company must regularly publish due to being listed. Likewise, as set forth in section F.5 of this document, the Board of Directors entrusts the Audit Commission with the duties of supervising the system of internal control and monitoring which ensures that the preparation of the financial information strictly follows the required standards. Thus, the Board of Directors will decide on and take as many actions and measures deemed necessary to ensure the Company’s transparency on financial markets, promoting correct information on the prices of the Company’s shares, supervising financial-related information regularly made public and performing as many duties as may be required due to the company’s status as a listed company. F.3 Control Activities Give a report on, pointing out the main characteristics, whether or not the following is at least included: The process or structure effectively followed in certifying the financial report, done on a quarterly basis, reflects the manner in which the financial report is generated at Abengoa. F.3.1. Procedures for reviewing and authorizing the financial reporting and the description of the System of Internal Control over Financial Reporting to be published in the stock markets, indicating those in charge, as well as the documents describing the cash flows of activities and controls (even in connection with fraud risks) of the various types of transactions that could substantially affect the financial statements, including the accounting closure proceedings and the specific revision of the judgments, estimates, assessments and relevant projections. In this structure, the information to be reported is prepared by company heads, then revised by heads of the respective Business Units and by the respective Corporate area heads who certify both the reliability of the financial report on the area under their charge - which is what they submit for consolidation at group level-as well as the effectiveness of the internal control system set up to reasonably ensure this reliability. Finally, the Company’s Chief Executive and the Directors of Internal Audits and Corporate Consolidation certify the reliability of the consolidated accounts to the Board of Directors in the quarterly Audit Commission. With the support of the management team in Internal Audits, this Commission Annual Report 2015

Annual report on corporate governance ABENGOA page. 272 F.3.3. Policies and procedures of internal control aimed at supervising the management of activities sourced out to third parties, including the aspects of evaluation, calculation or assessment entrusted to independent experts, which could materially affect the financial statements. supervises the entire certification process, and then submits its conclusions from said analysis to the Board of Directors in the sessions when the accounts will be officially prepared. The information will then be published in the National Securities Market Commission (CNMV) once submitted to the Commission. The legal consultants department of Abengoa SA meet regularly in committee with the different legal consultants of the various subsidiaries of Abengoa to be informed of the legal situations of ongoing litigations and later report to the Chairman’s office where subsequent discussions are held during the Board of Directors meetings on the situations posing the most significant conflicts. In general terms, Abengoa does not retain third party subcontractors to perform significant tasks that directly affect financial reporting. Third-party assigned assessments, evaluations or calculations that could materially affect the financial statements are considered activities deemed relevant for generating a financial report that may lead, as the case may be, to the identification of risks of priority errors, thus requiring the design of associated internal controls. F.3.2. Policies and procedures of internal control of information systems (especially on safety and security of access, monitoring of changes, operating them, operational continuity and separation of functions) that back the entity’s relevant processes with regards to the drafting and publication of the financial report. Abengoa has a method of approval through an authorization that grants Executive support which, among other things, must be acquired by the Department that needs to outsource a service. Such contracts are subject to reviews before being signed, including their analysis and internal approval of the fundamental hypothesis to be used. F.4 Information and communication Among the controls studied for mitigating or managing the risks of error in financial reporting are those related to the most relevant computer applications, like controls relating to user access permissions or to the integrity of information transfer between applications. Give a report on, pointing out the main characteristics, whether or not the following is at least included: In addition, Abengoa follows guidelines or standards and procedures of internal control over information systems in relation to acquiring and developing software, acquiring systems infrastructure, installing and testing software, managing changes, managing service levels, managing services performed by third parties, systems security and access to them, managing incidents, managing operations, the continuity of operations and the segregation of functions. Said guidelines and procedures -which in some cases are different based on geographical scope and which are in the process of gradual homogenization-are applied to all information systems including those that house the relevant processes of the generation of financial report, and to the infrastructure necessary for its functioning. F.4.1. A specific function entrusted with defining, continuously updating accounting policies (area or department of accounting policies) and resolving doubts and conflicts derived from their interpretation, maintaining constant communication with those in charge of the transactions in the organization, continuously updating the accounting policies manual and reporting to the units through which the entity operates. Abengoa operates with an Accounting Policies Manual. This manual establishes the accounting policies criteria that must be observed when the company is preparing the financial report using the financial reporting framework established by the International Financial Reporting Standards adopted by the European Union. In geographical areas where Abengoa operates, the entire internal network of computer infrastructure is controlled by a Department of internal professionals who are responsible for defining and executing the group’s IT and telecommunications strategy, as well as user support, systems operation and IT security. Abengoa has an Internet Technology (IT) security system in place that envisages the recovery of relevant information in the event of a system crash. This security system is managed through the aforementioned internal IT Department. The manual is available to all employees of Abengoa. The manual is also subject to regular updates for the purpose of including all new applicable rules and regulations. The department of Consolidations and Accounting Policies is responsible for updating the manual which was last updated during the 2015 financial year. Annual Report 2015

Annual report on corporate governance ABENGOA page. 273 › Monitoring the preparation process and the integrity of the financial report with regards to the company and, where applicable, the group, verifying compliance with legal requirements and the correct application of accounting criteria, and appropriately specifying the scope of consolidation. To periodically revise the internal control and risk management systems so that the main risks are identified, managed, and properly disclosed, as well as to discuss significant shortcomings of the internal control system identified in the audit with the financial auditor. To supervise and ensure the independence and effectiveness of the duties of internal audits, with full access thereto; to propose the selection, appointment, re-selection and dismissal of heads of internal audits; to propose the budget for said unit, and set the salary scale of its Director; to obtain regular information on the activities and the budget of the unit; and to ensure that the senior management considers the conclusions and recommendations in its reports. F.4.2. Mechanisms of collecting the information and preparing the financial report with standard formats to be applied to and used by all units of the Company or Group, which support the main financial statements and notes, as well as the information given on the SICFR. › All the entities that make up Abengoa’s consolidated group use the same financial information reporting tools and applications, regardless of the information system being used for the maintenance of the accounting records. Said tools, which are regularly supervised by the Consolidation Department, ensure that the financial information reported by companies is complete, reliable and consistent. Thus, the information reported during the closing of financial years includes all breakdowns deemed necessary for the preparation of consolidated financial statements and their explanatory notes. › F.5 Supervision of system operation Give a report pointing out the main characteristics of at least: The Audit Commission’s functions also entail supervising the internal audit service and obtaining information on the financial reporting process, the internal control systems and the risks for the Company. F.5.1. The activities of supervising the System of Internal Control over Financial Reporting performed by the Audit Commission, and on whether the entity has an internal audit system that is able to support the commission in supervising the internal control system, including the SICFR. Also provide information on the scope of the assessment of the SICFR during the financial year and on the process by which the head of the assessment reports the results, whether the entity has an action plan that outlines the possible corrective measures, and whether its impact on the financial reporting has been considered. On the other hand, with regards to supervising the internal controls system, the aims of the internal audit duties are as follows: › To prevent the group companies, projects and activities from exposure to audits risks such as fraud, capital losses, operational inefficiencies and, in general, any risks that may affect the smooth operation of the business. To ensure the continuous application of the standards, appropriate procedures and efficient management in accordance with the Common Management Systems. › The Board of Directors is in charge of ensuring the appropriate registration of the operations in the accounting records, of maintaining a structure of internal control and accounting for the purpose of preventing and detecting errors and irregularities. In accordance with the Board of Directors’ Regulations, the Audit Commission is entrusted with the following duties, amongst others: › To report on the Annual Accounts, as well as on the quarterly and half-yearly financial statements that must be issued to the regulatory or supervisory bodies of the securities markets, with express mention of the internal control systems, verification of compliance and monitoring through internal audit and, where applicable, on the accounting criteria applied. Abengoa’s internal audit department originated as an independent global function, reporting to the Board of Directors’ Audit Commission, with the main aim of supervising Abengoa’s internal monitoring and significant risk management systems. Abengoa’s internal audit service is structured around seven functional areas: › › › › Internal control Financial Auditing Project Auditing Monitoring Auditing of specific risks Annual Report 2015

Annual report on corporate governance ABENGOA page. 274 › › › Fraud Prevention Auditing Non-Financial Auditing Systems Auditing The internal audit office regularly informs senior management and the Audit Commission about the weaknesses identified regarding internal control in revisions performed on the processes during the financial year, and on the implementation of the action plans put in place to ensure the mitigation of said weaknesses. The general goals of internal auditing are as follows: On the other hand, the accounts auditor of the group retains direct access to the group’s senior management, holding regular meetings both to obtain the information necessary for the execution of its duties as well as to report on the weaknesses detected in (internal) control during the auditing. External auditors will submit an annual report to the economic-financial director and the Audit Commission detailing the weaknesses they detected regarding internal control while carrying out their work. › To prevent the group companies, projects and activities from exposure to audits risks such as fraud, capital losses, operational inefficiencies and, in general, any risks that may affect the smooth operation of the business. To ensure the continuous application of the standards, appropriate procedures and efficient management in accordance with the Common Management Systems. To create value for Abengoa and its business units, promoting the construction and maintenance of synergies and the monitoring of optimal management practices. To coordinate working criteria and approaches with external auditors to achieve optimum efficiency and profitability of both functions. Analysis and processing of the complaints received through whistleblowing and reporting the conclusions of the work performed to the Audit Commission. To evaluate the Companies’ audit risk in accordance with an objective procedure. To develop Work Plans using appropriate scopes for each situation. › › F.6 Other relevant information › During the 2015 financial year, the external auditors issued the following reports which are an integral part of the Annual Report: › › Audit report on the consolidated accounts of the Group, as required by regulations. Audit report on internal audit compliance under PCAOB (Public Company Accounting Oversight Board) standards, as required under section 404 of the Sarbanes-Oxley Act (SOX) › › › Abengoa’s internal auditor services are in line with the international standards for the professional practice of internal auditing of the Institute of Internal Audit (IIA). F.7 Report from the External Auditor Likewise, Abengoa has been a member of ACFE Corporate Alliance as of financial year 2014. This association helps companies with tools and specific training focused on the fight against fraud and corruption, as well as resources to obtain the CFE (Certified Fraud Examiner) certification for internal auditors assigned to this area. Issue report on: F.7.1. whether the external auditor revised the SICFR information issued to the markets and, if so, the entity must include the corresponding report as annex but, if not, it must provide the reasons. F.5.2. Indicate whether or not there is a discussion procedure by which, (in accordance with the stipulations of the NTA), the accounts auditor, the internal audits’ office and all the other experts, may inform the Company’s senior management, its Audit Commission and its directors, on the significant weaknesses identified in the internal control during the revision of the financial statements or of all other documents to which they were assigned. Also report on whether or not there is an action plan for correcting or mitigating the weaknesses uncovered. Abengoa applies all the rules and regulations dictated by the (CNMV) Stock Market Authorities. This fact implies that for the past six financial years Abengoa has been strictly complying with the reference indicators included in the document of the CNMV’s “Systems of Internal Control over Financial Reporting. Annual Report 2015

Annual report on corporate governance ABENGOA page. 275 Voluntarily since 2007 and mandatorily as of 2014, Abengoa has submitted its internal control systems to an independent external evaluation which issues an audit opinion under the PCAOB (Public Company Accounting Oversight Board) standards, and also to audits to ascertain compliance with section 404 of the Sarbanes-Oxley Act (SOX). This standard is a compulsory law for all companies listed in the United States and is aimed at ensuring the reliability of the financial reporting of these companies and at protecting the interests of their shareholders and investors, by setting up an appropriate internal control system. The auditor of the individual and consolidated annual financial statements of Abengoa, for the financial year ending Thursday, December 31, 2015, is Deloitte S.L. which is also the Group’s main auditor. Annual Report 2015

Annual report on corporate governance ABENGOA page. 276 G Degree of compliance with corporate governance recommendations Indicate the company’s degree of compliance with the recommendations of the Good Governance Code for listed companies. › b) The specific reasons why the company does not follow any Good Governance Code recommendations and, if applicable, any alternative procedures followed in its stead. Explain Since a recommendation was included in the new Code of Good Governance of February 2015, published on a date when the Company’s Annual General Meeting for the 2015 financial year had already taken place, the Company will comply with this recommendation in the next General Shareholders’ Meeting to be held in the 2016 financial year. In the event that a recommendation is not or is only partially followed, the Company should include a detailed explanation of its reasons in such a way that the shareholders, investors and the market in general, are provided with sufficient information to assess the performance of the company. Explanations of a general nature shall not be acceptable 4. The Company should draw up and implement a policy of communication and contacts with shareholders, institutional investors and proxy advisors that complies in full with market abuse regulations and accords equitable treatment to shareholders in the same position. 1. The Bylaws of listed companies should not limit the votes that can be cast by a single shareholder, nor impose other obstacles to impede the takeover of the company by means of share purchases on the market. This policy should be disclosed on the Company’s website, complete with details of how it has been put into practice and the identities of the relevant players or those responsible for its implementation. Compliant See sections: A.10, B.1, B.2, C.1.23 and C.1.24 Partially compliant 2. If a parent and a subsidiary company are listed, both should provide detailed disclosure on: › a) Their respective types of activities, and any business dealings between them, including between the listed subsidiary and other companies in the group; › b) The mechanisms in place to resolve possible conflicts of interest. The Company strictly complies with the market abuse regulations and assures that it treats all shareholders equally who are in the same situation, even though there was no communication policy or contact with shareholders, institutional investors and proxy advisors during the 2015 financial year. After the close of the financial year, by virtue of a decision made by the Board of Directors dated 30 March 2016, the company approved a communication policy and contact with shareholders, institutional investors and proxy advisors. This policy is published on the company’s corporate website. Compliant See sections: D.1, D.4 and D.7 5. The Board of Directors should not make a proposal to the general meeting for the delegation of powers to issue shares or convertible securities without pre-emptive subscription rights for an amount exceeding 20 % of capital at the time of such delegation. 3. During the annual general meeting the Chairman of the Board should verbally inform shareholders in sufficient detail of the most relevant aspects of the Company’s corporate governance, supplementing the written information circulated in the annual corporate governance report, in particular: › a) Changes taking place since the previous Annual General Meeting. When a board approves the issuance of shares or convertible securities without pre-emptive subscription rights, the company should immediately post a report on its Annual Report 2015

Annual report on corporate governance ABENGOA page. 277 website explaining the exclusion as envisaged in company legislation. However, in the 2015 financial year, only the following reports, forming part of the 2014 Annual Report, were published on their website with enough notice before the Annual General Meeting: (i) the Audit Commission Report; and (ii) the Report on Corporate Social Responsibility. Partially compliant The proposal for the delegation of powers to issue shares or convertible securities presented by the Board of Directors before the 2015 financial year General Meeting does not comply with this recommendation given that the financial structure of the Company and the need to maintain sufficient levels of own funds compared to its volume of activity and its market position, which requires flexibility to undertake this kind of issuance at any time, the Company has deemed it necessary for the delegation to be for the maximum amount permitted by law. The reports mentioned in this recommendation are expected to be published on the website with sufficient notice for the 2016 Annual General Meeting. 7. The company should broadcast its general meetings live on the corporate website. Explain Notwithstanding the foregoing, the mandatory reports on the exclusion of pre-emptive subscription rights which the commercial law makes reference to concerning the delegations currently in force were published immediately and are available on the Company’s website. The company did not broadcast the General Shareholders’ Meetings held in 2015 live through the website, nor does it plan to broadcast those held in 2016. Nevertheless, the company sufficiently publicizes the General Shareholders’ Meetings on the BORME [Official Gazette of the Commercial Registry], the CNMV website and its own corporate website. Likewise, the Company, in line with the legislation in force and its own internal regulations, facilitates participation of all shareholders at the General Meeting having recently included in its internal regulations the possibility to attend general meetings via remote online communication 6. Listed companies drawing up the following reports on a voluntary or compulsory basis should publish them on their website well in advance of the Annual General Meeting, even if their distribution is not obligatory: › › a) Report on auditor independence. b) Reviews of the operation of the Audit Commission and the Appointment and Remuneration Commission. c) Audit Commission report on third-party transactions. d) Report on Corporate Social Responsibility Policy. 8. The Audit Commission should strive to ensure that the Board of Directors can present the Company’s accounts to the General Meeting without limitations or qualifications in the auditor’s report. In the exceptional case that qualifications exist, both the Chairman of the Audit Commission and the auditors should give a clear account to shareholders of their scope and content. › › Partially compliant Partially compliant The Company draws up a report on auditor independence (included in the Audit Commission Report that is published as part of the Annual Report), annual reports on the operation of the commissions, as well as an annual report on Corporate Social Responsibility. Among other duties, the Audit Commission is obliged to liaise with the external auditor, regularly receive information from him/her regarding the auditing plan and results of its implementation, and verify that senior management adheres to the recommendations and therefore the Company partially complies with this recommendation. However, in order to guarantee that the Audit Commission wholly complies with this obligation, after the close of the financial year, by virtue of a decision made by the Board of Directors dated 30 March 2016, the Board of Directors’ Regulations and the Audit Commission’s Regulations were amended to expressly include this function within the framework of their competencies. Insofar as the report on connected transactions is concerned, the Audit Commission is obliged to report on related-party transactions and, as a matter of fact, this is the case in practice as all of the relevant information is outlined in the minutes of the Commission’s minutes. In addition, the Company reports on the connected transactions made during the period set forth in the Annual Report on Corporate Governance. Annual Report 2015

Annual report on corporate governance ABENGOA page. 278 9. The Company should publish its conditions and procedures for admitting share ownership, the right to attend General Meetings and the exercise or delegation of voting rights, and display them permanently on its website. independent judgment, treating all shareholders equally who are in the same position. It should be guided at all times by the Company’s best interest, understood as the creation of a profitable business that promotes its sustainable success over time, while maximizing its economic value. Such conditions and procedures should encourage shareholders to attend and exercise their rights and be applied in a non-discriminatory manner. In pursuing the corporate interest, it should not only abide by laws and regulations and conduct itself according to principles of good faith, ethics and respect for commonly accepted customs and good practices, but also strive to reconcile its own interests with the legitimate interests of its employees, suppliers, clients and other stakeholders, as well as with the impact of its activities on the broader community and the natural environment. Compliant 10. When an accredited shareholder exercises the right to supplement the agenda or submit new proposals prior to the General Meeting, the Company should: › › a) Immediately circulate the supplementary items and new proposals. b) Disclose the model of attendance card or proxy appointment or remote voting form duly modified so that new agenda items and alternative proposals can be voted on in the same terms as those submitted by the Board of Directors. c) Put all these items or alternative proposals to the vote applying the same voting rules as for those submitted by the Board of Directors, particularly regarding presumptions or deductions about the direction of votes. d) After the General Shareholders’ Meeting, disclose the breakdown of votes on such supplementary items or alternative proposals. Compliant The Board of Directors should perform its duties with unity of purpose and independent judgment, according the same treatment to all shareholders in the same position. It should be guided at all times by the Company’s best interest, understood as the creation of a profitable business that promotes its sustainable success over time, while maximizing its economic value. Likewise, it should ensure that the Company abides by the laws and regulations in its dealings with stakeholders; performing its obligations and contracts in good faith; respecting the customs and good practices of the sectors and territories in which it operates; and upholding any additional social responsibility principles to which it may have voluntarily subscribed. › › 13. The Board of Directors should have an optimal size to operate efficiently and maximize participation. The recommended range is between five and fifteen members. Not applicable. In the General Meetings held during the financial year 2015 no shareholder exercised such right. Compliant 11. In the event that a company plans to pay for attendance at the General Meeting, it should first establish a general, long-term policy in this respect. See section: C.1.2. 14. The Board of Directors should approve a director selection policy that: Not applicable. › › a) Is concrete and verifiable; b) Ensures that appointment or re-election proposals are based on a prior analysis of the Board’s needs. c) Favors a diversity of knowledge, experience and gender. In the General Meetings held during 2015 no pay for attendance were processed. 12. The Board of Directors should perform its duties with unity of purpose and › Annual Report 2015

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Annual Report 2015

The results of the prior analysis of board needs should be written up in the Appointment Commission's explanatory report, to be published when the General Meeting that will ratify the appointment and re-election of each director is convened.

The director selection policy should pursue the goal of having at least 30 % of total board places occupied by women directors before the year 2020.

The Appointment Commission should run an annual check on compliance with the director selection policy and set out its findings in the Annual Report on Corporate Governance.

Partially compliant

Although the company did not have a director selection policy approved in the 2015 financial year, in practice, the Company's selection policy considers both the needs of the Board of Directors as well as the diversity of knowledge, experience and gender, making sure that the selection procedure refrains from implicit biases that may hinder the inclusion of female directors. In addition, the Board of Directors issues a report upon every appointment and based on a previous report from the Appointments and Remunerations Commission with regard to the candidate in question.

After the close of the financial year, by virtue of a decision made by the Board of Directors dated 30 March 2016, the Company approved a director selection policy which complies with the criteria of the recommendation in the Code of Good Governance.

15. Proprietary and independent Directors should occupy an ample majority of board places, while the number of executive Directors should be the required minimum bearing in mind the complexity of the corporate group and the percentage of ownership the executive Directors hold in the equity.

Compliant.

See section C.1.2 and C.1.3

16. The percentage of proprietary directors out of all non-executive directors should be no greater than the proportion between the ownership stake of the shareholders they represent and the remainder of the company's capital.

This criterion can be relaxed:

- **a) In large cap companies where few or no equity stakes attain the legal threshold for significant shareholdings.**
- **b) In companies with a plurality of shareholders represented on the board but not otherwise related.**

Compliant

See section C.1.2 and C.1.3

17. Independent directors should be at least half of all Directors.

However, when the company does not have a large market capitalization, or when a large cap company has shareholders individually or concertedly controlling over 30 percent of capital, independent directors should occupy, at least, a third of board places.

Compliant.

See section C.1.2 and C.1.3

18. Companies should disclose the following details of directors on their websites and keep them regularly updated:

- **a) Background and professional experience.**
- **b) Directorships held in other companies, listed or otherwise, and other paid activities they engage in, of whatever nature.**
- **c) Statement of the director class to which they belong, in the case of proprietary directors indicating the shareholder they represent or with whom they have links.**
- **d) Dates of their first appointment as a Director and subsequent re-elections.**
- **e) Shares held in the company, and any options thereon.**

Compliant

Annual report on corporate governance ABENGOA page. 280 19. Following verification by the Appointments Commission, the Annual Corporate Governance Report should disclose the reasons for the appointment of proprietary directors at the request of shareholders controlling less than 3 percent of capital; and explain any rejection of a formal request for a board place from shareholders whose equity stake is equal to or greater than that of others applying successfully for a proprietary directorship. just cause will be presumed when directors take up new posts or responsibilities that prevent them allocating sufficient time to the work of a Director, or are in breach of their fiduciary duties or come under one of the disqualifying grounds for classification as independent enumerated in the applicable legislation. The removal of independent directors may also be proposed when a takeover bid, merger or similar corporate transaction alters the company’s capital structure, provided the changes in Directorship ensue from the proportionality criterion set out in recommendation 16. Partially compliant Although the Annual Corporate Governance Report explains the reasons for the appointment of proprietary directors at the request of shareholders controlling less than 3 percent of capital, as well as the reasons for rejection of formal requests for a board place from shareholders whose equity stake is equal to or greater than that of others who applied and were successfully appointed as proprietary directors, the Appointments and Remuneration Commission did not explicitly include the function of verifying the annual corporate governance report in its regulations. Compliant The Company effectively complies with this recommendation. Notwithstanding the foregoing, after the close of the financial year, by virtue of a decision made by the Board of Directors dated 30 March 2016, the Company approved an amendment to article 13 of the Board of Directors’ Regulations to expressly include this recommendation regarding independent Directors. Notwithstanding the foregoing, after the close of the financial year, by virtue of a decision made by the Board of Directors dated 30 March 2016, the Company approved an amendment to article 28 of the Board of Directors’ Regulations and article 3 of the Appointments and Remuneration Commission’s Regulations to expressly reflect this function of the Appointments and Remuneration Commission. 22. Companies should establish rules obliging directors to disclose any circumstance that might harm the organization’s name or reputation, tendering their resignation as the case may be, and, in particular, to inform the board of any criminal charges brought against them and the progress of any subsequent trial. 20. Proprietary directors should resign when the shareholders they represent dispose of their ownership interest in its entirety. If such shareholders reduce their stakes, thereby losing some of their entitlement to proprietary directors, the latter category’s number should be reduced accordingly. The moment a director is indicted or tried for any of the offences stated in company legislation, the board of directors should open an investigation and, in light of the particular circumstances, decide whether or not he or she should be called on to resign. The board should give a reasoned account of all such determinations in the annual corporate governance report. Compliant. Compliant The Company effectively complies with this recommendation. Notwithstanding the foregoing, after the close of the financial year, by virtue of a decision made by the Board of Directors dated 30 March 2016, the Company approved an amendment to article 13 of the Board of Directors’ Regulations to expressly include this case of dismissal of proprietary Directors. The Board of Directors’ Regulations establish that, as part of the duty of loyalty amongst other obligations therein, Directors must inform the company of all legal and administrative claims as well as any others that, given their magnitude, may severely affect the reputation of the Company. Therefore, it is established that whenever any Director is severely penalized by any public authority for having breached their obligations as Directors, they are obliged to surrender their post to the Board. 21. The Board of Directors should not propose the removal of independent directors before the expiry of their tenure as mandated by the bylaws, except where they find just cause, based on a proposal from the Appointment Commission In particular, Annual Report 2015

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Annual Report 2015

As a result, the Company has established the appropriate channels in order to ensure their image and reputation are safeguarded at all times.

Notwithstanding the foregoing, after the close of the financial year, by virtue of a decision made by the Board of Directors dated 30 March 2016, the Company approved an amendment to articles 13 and 14 of the Board of Directors' Regulations to expressly include these obligations concerning Directors.

23. Directors should express their clear opposition when they feel a proposal submitted for the board's approval might damage the corporate interest. In particular, independents and other directors not subject to potential conflicts of interest should strenuously challenge any decision that could harm the interests of shareholders lacking board representation.

When the board makes material or reiterated decisions about which a director has expressed serious reservations, then he or she must draw the pertinent conclusions. Directors resigning for such causes should set out their reasons in the letter referred to in the next recommendation.

The terms of this recommendation also apply to the secretary of the board, even if he or she is not a director.

Compliant

24. Directors who give up their position before their tenure expires, by resignation or otherwise, should state the reasons in a letter remitted to all Directors. Regardless of whether such resignation is filed as a significant event, the reason must be explained in the annual corporate governance report.

Compliant

25. The Appointment Commission should ensure that non-executive directors have sufficient time available to discharge their responsibilities effectively.

The Board of Directors regulations should lay down the maximum number of company boards on which directors can serve.

Partially compliant

Abengoa ensures that Directors dedicate the necessary time and effort to their role. In addition, all Abengoa Directors carry out their Director roles exclusively for the Company, and are not Directors of any other listed companies that do not belong to the Group

Notwithstanding the foregoing, after the close of the financial year, by virtue of a decision made by the Board of Directors dated 30 March 2016, the Company approved an amendment to article 14 of the Board of Directors' Regulations to expressly include the maximum number of company boards (excluding companies belonging to the Group) on which directors can serve.

26. The board should meet with the necessary frequency to properly perform its functions, eight times a year at least, in accordance with a calendar and agendas set at the start of the year, to which each director may propose the addition of initially unscheduled items.

Compliant

See section: C.1.29.

27. Director absences should be kept to a strict minimum and quantified in the annual corporate governance report. In the event of absence, directors should delegate their powers of representation with the appropriate instructions.

Compliant

See sections C.1.29 and C.1.30

28. When directors or the secretary express concerns about some proposal or, in the case of directors, about the company's performance, and such concerns are not resolved at the meeting, they should be recorded in the minute book if the person expressing them so requests.

Compliant

29. The company should provide suitable channels for directors to obtain the advice they need to carry out their duties, extending if necessary to external assistance at the company's expense.

Compliant

Annual report on corporate governance ABENGOA page. 282 30. Regardless of the knowledge directors must possess to carry out their duties, they should also be offered refresher programs when circumstances so advise. should prepare and submit to the board a schedule of meeting dates and agendas; organize and coordinate regular evaluations of the board and, where appropriate, the company’s chief executive officer; exercise leadership of the board and be accountable for its proper functioning; ensure that sufficient time is given to the discussion of strategic issues, and approve and review refresher courses for each director, when circumstances so advise. Compliant 31. The agendas of board meetings should clearly indicate on which points directors must arrive at a decision, so they can study the matter beforehand or gather together the material they need. Partially compliant For reasons of urgency, the chairman may wish to present decisions or resolutions for board approval that were not on the meeting agenda. In such exceptional circumstances, their inclusion will require the express prior consent, duly recorded in the minutes, of the majority of directors present. The Company effectively complies with this recommendation. Notwithstanding the foregoing, after the close of the financial year, by virtue of a decision made by the Board of Directors dated 30 March 2016, the Company approved an amendment to article 21 of the Board of Directors’ Regulations to expressly include these functions within the powers of the Chairman of the Board of Directors. Compliant. The Board of Directors sessions are announced with sufficient notice, whereby all items on the agenda are clearly indicated and all information required to enable the Directors to prepare for the sessions is provided through the “Director portal”. In terms of the decisions or agreements that are not included on the agenda but which are effectively subject to majority consent, this recommendation was not included in the Company’s internal rules on governance in the 2015 financial year. 34. When a lead independent director has been appointed, the bylaws or Board of Directors regulations should grant him or her the following powers over and above those conferred by law: chair the Board of Directors in the absence of the chairman or vice chairman give voice to the concerns of non-executive directors; maintain contacts with investors and shareholders to hear their views and develop a balanced understanding of their concerns, especially those to do with the company’s corporate governance; and coordinate the chairman’s succession plan. Notwithstanding the foregoing, after the close of the financial year, by virtue of a decision made by the Board of Directors dated 30 March 2016, the Company approved an amendment to article 10 of the Board of Directors’ Regulations to expressly include that when, for reasons of urgency, the chairman wishes to present decisions or resolutions for board approval that were not on the meeting agenda, this will require the express prior consent, duly recorded in the minutes, of the majority of directors present. Partially compliant The Company effectively complies with this recommendation. Notwithstanding the foregoing, after the close of the financial year, by virtue of a decision made by the Board of Directors dated 30 March 2016, the Company approved an amendment to article 21 of the Board of Directors’ Regulations to expressly include these functions within the powers of the Coordinating Director. 32. Directors should be regularly informed of movements in share ownership and of the views of major shareholders, investors and rating agencies on the company and its group. 35. The board secretary should strive to ensure that the board’s actions and decisions are informed by the governance recommendations of the Good Governance Code of relevance to the company. Compliant 33. The chairman, as the person charged with the efficient functioning of the Board of Directors, in addition to the functions assigned by law and the company’s bylaws, Partially compliant Annual Report 2015

Annual report on corporate governance ABENGOA page. 283 The Company effectively complies with this recommendation. Notwithstanding the foregoing, after the close of the financial year, by virtue of a decision made by the Board of Directors dated 30 March 2016, the Company approved an amendment to articles 4 and 28 of the Board of Directors’ Regulations to expressly include the requirement for assistance from an external consultant at least once every three years to carry out the evaluation. Notwithstanding the foregoing, after the close of the financial year, by virtue of a decision made by the Board of Directors dated 30 March 2016, the Company approved an amendment to article 23 of the Board of Directors’ Regulations to expressly include these functions within those performed by the Secretary of the Board. 37. When an executive commission exists, its membership mix by director class should resemble that of the board. The secretary of the board should also act as secretary to the executive commission. 36. The Board in full should conduct an annual evaluation, adopting, where necessary, an action plan to correct weakness detected in: › › › › a) The quality and efficiency of the Board’s operation. b) How its commissions operate and who is in them. c) The diversity of Directorship and competences making up the Board. d) The performance of the Chairman of the Board of Directors and the Company’s Chief Executive. e) The performance and contribution of individual Directors, paying close attention to the heads of the various Board Commissions. Not applicable. 38. The Board should be kept fully informed of the business transacted and decisions made by the executive commission. To this end, all Directors should receive a copy of the commission’s minutes. Not applicable. › 39. All members of the Audit Commission, particularly its chairman, should be appointed with regard to their knowledge and experience in accounting, auditing and risk management matters. A majority of Commission places should be held by independent directors. The evaluation of board commissions should start from the reports they send the Board of Directors, while that of the board itself should start from the report of the Appointment Commission. Every three years, the Board of Directors should engage an external facilitator to aid in the evaluation process. This facilitator’s independence should be verified by the Appointment Commission. Compliant See section: C.2.1. Any business dealings that the facilitator or members of its corporate group maintain with the company or members of its corporate group should be detailed in the annual corporate governance report. 40. Listed companies should have a unit in charge of the internal audit function, under the supervision of the Audit Commission, to monitor the effectiveness of reporting and control systems. This unit should report functionally to the board’s non-executive chairman or the chairman of the Audit Commission. The process followed and areas evaluated should be detailed in the annual corporate governance report. Partially compliant Partially compliant The Company has an internal audit unit which ensures that the internal reporting and control systems work properly although it does not functionally report to the chairman of the Audit Commission, rather to the Commission itself as a whole. Nonetheless, this effectively does not affect compliance of its duties with the required independence of judgment since, among other issues, the Audit Commission is made up entirely of independent directors. The Board of Directors undergoes an annual performance evaluation procedure, establishing a plan of action to correct the shortcomings detected. Annual Report 2015

Annual report on corporate governance ABENGOA page. 284 - b) Ensure that the remuneration of the external auditor does not compromise their quality or independence. c) Ensure that the company notifies any change of external auditor to the CNMV as a relevant fact, accompanied by a statement of any disagreements arising with the outgoing auditor and the reasons for the same. d) Ensure that the external auditor has a yearly meeting with the board in full to inform them of the work undertaken and developments in the company’s risk and accounting positions. e) Ensure that the company and the external auditor adhere to current regulations on the provision of non-audit services, limits on the concentration of the auditor’s business and, in general, other requirements concerning auditor independence. Notwithstanding the foregoing, after the close of the financial year, by virtue of a decision made by the Board of Directors dated 30 March 2016, the Company approved an amendment to article 27 of the Board of Directors’ Regulations and article 3 of the Audit Commission’s Regulations to reflect that the internal audit unit reports to the Chairman of the Audit Commission. - 41. The head of the unit handling the internal audit function should present an annual work program to the Audit Commission, inform it directly of any incidents arising during its implementation and submit an activities report at the end of each year. - - Compliant 42. The Audit Commission should have the following functions over and above those legally assigned: Partially compliant › 1. With respect to internal control and reporting systems: As is stated in the Board of Directors’ Regulations, as well as in the Audit Commission’s Regulations, the latter has been entrusted with the vast majority of the duties set out in this recommendation. Effectively, this commission, whether directly or with the help of the internal audit unit, is responsible for supervising and monitoring the internal reporting and control systems, as well as relations with the external auditor. - a) Monitor the preparation process and the integrity of the financial information relating to the company and, where appropriate, the group, checking for compliance with legal provisions, accurate demarcation of the consolidation perimeter, and correct application of accounting principles. b) Monitor the independence of the unit handling the internal audit function; propose the selection, appointment, re-election and removal of the head of the internal audit service; propose the service’s budget; approve its priorities and work programs, ensuring that it focuses primarily on the main risks the company is exposed to; receive regular information on its activity; and verify that senior management are acting on the findings and recommendations of the reports. c) Establish and supervise a mechanism whereby staff can report, confidentially and, if appropriate and feasible, anonymously, any significant irregularities that they detect in the course of their duties, in particular financial or accounting irregularities. Notwithstanding the foregoing, after the close of the financial year, by virtue of a decision made by the Board of Directors dated 30 March 2016, the Company approved an amendment to article 27 of the Board of Directors’ Regulations and article 3 of the Audit Commission’s Regulations to expressly reflect the functions of the Audit Commission included in this recommendation. - 43. The Audit Commission should be empowered to meet with any company employee or manager, even ordering their appearance without the presence of another senior officer. - Compliant 44. The Audit Commission should be informed of any fundamental changes or corporate transactions the company is planning, so the commission can analyze the operation and report to the board beforehand on its economic conditions and accounting impact and, when applicable, the exchange ratio proposed. › 2. With regard to the external auditor: - a) Investigate the issues leading to the resignation of the external auditor, should this come about. Annual Report 2015

Annual report on corporate governance ABENGOA page. 285 Compliant Although Abengoa has a department that deals with the function of risk control and management, said function was not under the direct supervision of the Audit Commission. 45. Risk control and management policy should identify at least: Notwithstanding the foregoing, after the close of the financial year, by virtue of a decision made by the Board of Directors dated 30 March 2016, the Company approved an amendment to article 27 of the Board of Directors’ Regulations and article 3 of the Audit Commission’s Regulations to expressly reflect that the function of risk control and management is now under the direct supervision of the Audit Commission. › a) The different types of financial and non-financial risk the company is exposed to (including operational, technological, financial, legal, social, environmental, political and reputational risks), with the inclusion of contingent liabilities and other off-balance-sheet risks under financial or economic risks. b) The determination of the risk level the company sees as acceptable. c) The measures in place to mitigate the impact of identified risk events should they occur. d) The internal control and reporting systems to be used to control and manage the above risks, including contingent liabilities and off-balance-sheet risks. › › 47. Appointees to the Appointment and Remuneration Commission – or of the Appointment Commission and Remuneration Commission, if separately constituted – should have the right balance of knowledge, skills and experience for the functions they are called on to discharge. The majority of their members should be independent directors. › Compliant Compliant See section: C.2.1. See section E. 48. Large cap companies should have separate Appointments and Remunerations Commissions. 46. Companies should establish a risk control and management function in the charge of one of the company’s internal department or units and under the direct supervision of the audit committee or some other dedicated board committee. This function should be expressly charged with the following responsibilities: Explain The Company has not yet included this recommendation given that the members of the commissions would be the same and the issues to be dealt with would be very closely linked. › a) Ensure that risk control and management systems are functioning correctly and, more specifically, that any major risks the company is exposed to are correctly identified, managed and quantified. b) Participate actively in the preparation of risk strategies and in key decisions about their management. c) Ensure that risk control and management systems are mitigating risks effectively in the framework of the policy drawn up by the Board of Directors. 49. The Appointments Commissions should consult the Chairman of the Board and the company’s Chief Executive, especially on matters relating to Executive Directors. › When there are vacancies on the board, any director may approach the Appointment Commission to propose candidates that it might consider suitable. › Compliant Partially compliant 50. The remuneration commission should operate independently and have the following functions in addition to those assigned by law: › a) Propose the basic conditions for senior officer contracts to the board. Annual Report 2015

Annual report on corporate governance ABENGOA page. 286 › › b) Monitor compliance with the remuneration policy set by the company. c) Periodically review the remuneration policy for Directors and senior officers, including share-based remuneration systems and their application, and ensure that their individual compensation is proportionate to the amounts paid to other Directors and senior officers in the company. d) Ensure that any potential conflicts of interest do not undermine the independence of any external advice given to the commission. e) Verify the information on Director and senior officers’ pay contained in various corporate documents, including the annual report on Directors’ remuneration. regard to the knowledge, skills and experience of its Directors and each commission’s terms of reference; discuss their proposals and reports; and provide report-backs on their activities and work at the first board plenary following each commission meeting. › d) They may seek external advice whenever they consider necessary in order to carry out their duties. › e) Minutes of all meetings should be taken and a copy made available to all Directors. › › Partially compliant Partially compliant The company effectively complies with all of these recommendations with the exception of the recommendation stating that the commissions should be made up of non-executive Directors, since one of the members of the Investment Commission is an executive Director. As is stated in the Board of Directors’ Regulations and in the Appointments and Remunerations Commission’s Regulations, the latter has been entrusted with the vast majority of the duties set out in this recommendation and effectively performs all of them. 53. The task of supervising compliance with corporate governance rules, internal codes of conduct and corporate social responsibility policy should be assigned to one board commission or split between several, which could be the audit commission, the Appointment Commission, the corporate social responsibility commission, where one exists, or a dedicated commission established ad hoc by the board under its powers of self-organization, with at the least the following functions: Notwithstanding the foregoing, after the close of the financial year, by virtue of a decision made by the Board of Directors dated 30 March 2016, the Company approved an amendment to article 28 of the Board of Directors’ Regulations and article 3 of the Appointments and Remunerations Commission’s Regulations to expressly reflect the functions of the Appointments and Remunerations Commission included in this recommendation. › a) Monitor compliance with the company’s internal codes of conduct and corporate governance rules. b) Oversee the communication and relations strategy with shareholders and investors, including small and medium-sized shareholders. c) Periodically evaluate the effectiveness of the company’s corporate governance system, to confirm that it is fulfilling its mission to promote the corporate interest and catering, as appropriate, to the legitimate interests of remaining stakeholders. d) Review the company’s corporate social responsibility policy, ensuring that it is geared towards value creation. e) Monitor corporate social responsibility strategy and practices and assess the extent of their compliance. f) Monitor and evaluate the company’s interaction with the various groups of stakeholders. 51. The remuneration commission should consult with the company’s chairman and chief executive, especially on matters relating to executive directors and senior officers. › Compliant › 52. The terms of reference of supervision and control commissions should be set out in the Board of Directors regulations and aligned with those governing legally mandatory board commissions as specified in the preceding sets of recommendations. They should include at least the following terms: › › a) Commissions should be formed exclusively by non-executive Directors, with independent Directors in the majority. b) They should be chaired by independent directors. c) The board should appoint the members of such commissions with › › › › Annual Report 2015

Annual report on corporate governance ABENGOA page. 287 › g) Evaluate all aspects of the non-financial risks the company is exposed to, including operational, technological, legal, social, environmental, political and reputational risks. › h) Coordinate non-financial and diversity reporting processes in accordance with applicable legislation and international benchmarks. Compliant 55. The company should report on corporate social responsibility developments in its directors’ report or in a separate document, using an internationally accepted methodology. Partially compliant Compliant The company effectively complies with this recommendation as the Board of Directors, whose duties include establishing general company policies and strategies, is supported by the Audit Commission regarding performing their duties. 56. Director remuneration should be sufficient to attract and retain individuals with the desired profile and compensate the commitment, skills and responsibility that the post demands, but not so high as to compromise the independent judgment of non-executive directors. Notwithstanding the foregoing, after the close of the financial year, by virtue of a decision made by the Board of Directors dated [X] March 2016, the Company approved an amendment to article 27 of the Board of Directors’ Regulations and article 3 of the Audit Commission’s Regulations to expressly reflect the functions included in this recommendation as pertaining to the Audit Commission. Compliant 57. Variable remuneration linked to the company and the director’s performance, the award of shares, options or any other right to acquire shares or to be remunerated on the basis of share price movements, and membership of long-term savings schemes such as pension plans should be confined to executive directors. 54. The corporate social responsibility policy should state the principles or commitments the company will voluntarily adhere to in its dealings with stakeholder groups, specifying at least: The company may consider the share-based remuneration of non-executive directors provided they retain such shares until the end of their mandate. The above condition will not apply to any shares that the director must dispose of to defray costs related to their acquisition. › a) The goals of its corporate social responsibility policy and the support instruments to be used. b) The corporate strategy with regards to sustainability, the environment and social issues. c) Specific practices in matters relating to: shareholders, employees, clients, suppliers, social welfare issues, the environment, diversity, fiscal responsibility, respect for human rights and prevention of unlawful conduct. d) The methods or systems for monitoring the results of the specific practices referred to above, and identifying and managing related risks. e) The mechanisms for monitoring non-financial risk, ethics and business conduct. f) Channels for stakeholder communication, participation and dialogue. g) Responsible communication practices that prevent the manipulation of information and protect the company’s honor and integrity. › Compliant › 58. In the case of variable awards, remuneration policies should include limits and technical safeguards to ensure they reflect the professional performance of the beneficiaries and not simply the general progress of the markets or the company’s sector, or circumstances of that kind. › In particular, variable remuneration items should meet the following conditions: › › a) Be subject to predetermined and measurable performance criteria that factor the risk assumed to obtain a given outcome. b) Promote the long-term sustainability of the company and include non-financial criteria that are relevant for the company’s long-term value, such as compliance with its internal rules and procedures and its risk control and management policies. › › › Annual Report 2015

Annual report on corporate governance ABENGOA page. 288 › c) Be focused on achieving a balance between the delivery of short, medium and long-term objectives, such that performance-related pay rewards ongoing achievement, maintained over sufficient time to appreciate its contribution to long-term value creation. This will ensure that performance measurement is not based solely on one-off, occasional or extraordinary events. 62. Following the award of shares, share options or other rights on shares derived from the remuneration system, directors should not be allowed to transfer a number of shares equivalent to twice their annual fixed remuneration, or to exercise the share options or other rights on shares for at least three years after their award. The above condition will not apply to any shares that the director must dispose of to defray costs related to their acquisition. Compliant 59. A large part of variable remuneration components should be deferred for a long enough period to ensure that predetermined performance criteria have effectively been met. Not applicable 63. Contractual arrangements should include provisions that permit the company to reclaim variable components of remuneration when payment was out of step with the director’s actual performance or based on data subsequently found to be misstated. Non-compliant The variable compensation policy does not provide for a large part of the variable remuneration components being deferred for a long enough period to ensure that predetermined performance criteria have effectively been met, notwithstanding the fact that it can be provided for once the Company has overcome its present circumstances. Compliant 64. Termination payments should not exceed a fixed amount equivalent to two years of the director’s total annual remuneration and should not be paid until the company confirms that he or she has met the predetermined performance criteria. 60. Remuneration linked to company earnings should consider the possible deductions reflected in the external auditor’s report and should reduce said results. Compliant Compliant. 61. Remuneration linked to company earnings should bear in mind any qualifications stated in the external auditor’s report that reduce their amount. Non-compliant As of 31 December 2015, the variable remuneration of Abengoa’s executive directors does not specifically include the award of shares or share-based financial instruments. Accrual of compensation corresponding to multi-annual extraordinary variable compensation schemes that the Chief Executive is a beneficiary of and, therefore, his right to receive it (but not the compensation amount in itself) depends on the market value of Abengoa’s class B shares not falling below certain values in the last quarter that each scheme is in force. Consequently, Abengoa considers that the characteristics of the variable compensation linked to these schemes do not comply with Recommendation 61 of the Code. Annual Report 2015

Annual report on corporate governance ABENGOA page. 289 H Other information of interest 1. Provide a brief detail of any other relevant aspects in the matter of the corporate governance of the company or entities of the group that have not been included in the other sections of this report, but that the inclusion of which is necessary for the compiling of a more complete and reasonable information on the structure and practices of governance in the entity or group. notification, deemed irrevocably and unconditionally submitted, reflecting the total number of class A shares owned by said owner and the exact number of class A shares over which said owner wishes to exercise the inherent rights of conversion, in order for the Company to execute the agreements necessary for effecting the aforementioned conversion and to subsequently inform the CNMV by issuing the corresponding Notice of Significant Event. The aforementioned notice shall include the corresponding Certificate of Ownership and Legitimacy for the Class A Shares issued by an entity that must be participant in the Iberclear Management Systems, or through an intermediary or depository or financial entity managing the shares under the terms set forth in the regulations governing securities representation by means of book-entry or through any other equivalent means of accreditation to which the Company grants sufficient validity for that purpose. 2. In this section, you may also include any other information, clarification or detail related to the above sections of the report, to the extent that these are deemed relevant and not reiterative. Specifically, indicate whether the company is subject to non-Spanish legislation with regard to corporate governance and, if so, include the information it is obliged to provide and which is different from that required in this report. The exercise of the inherent conversion rights of a class A shares shall be understood as the company’s stock capital being reduced in the amount of the difference between the face value of the class A shares for which the inherent rights are exercised and the face value of the same number of class B shares, an amount that will increase the restricted reserve which the company would already have set aside for that purpose and in accordance with Article 335.c) of the Corporate Law. 3. The company may also indicate whether it voluntarily adhered to other codes of the principles of ethics or other good practices, international, sector or otherwise. As the case may be, the company shall identify the code in question and the date of adherence. In particular, it shall mention whether it has adhered to the Code of Good Tax Practices of 20 July 2010. The Board of Directors, with the specific faculty of substitution by the Chairman or the Chief Executive, shall be empowered to determine the period, frequency and procedure for exercising the inherent conversion rights, including, if applicable, the decision of adequacy of the aforementioned equivalent means of accreditation, as well as all other aspects that may be deemed necessary for the proper and correct exercise of said right, which shall all be appropriately communicated through the corresponding notice of significant event. […]” A.1 - Rights inherent in Class A and B shares Article 8 of Abengoa’s Bylaws regulates the different rights inherent in its Class A and B shares. The extraordinary general shareholders’ meeting held on the second call on September 30, 2012, agreed to amend Article 8 of Abengoa’s Bylaws to include a mechanism for voluntarily converting class A shares into class B shares. Below is the aforementioned sub-section of the aforementioned Article 8 which includes the right of voluntary conversion: A.3 It is hereby stated that, after the close of the financial year, the director Mr. José Luis Aya Abaurre passed away on 12 February 2016. Furthermore, on 8 March 2016 the Company’s Board of Directors agreed to cover the vacancy left on the Board due to the death of Mr. José Luis Aya Abaurre by co-optation, thereby appointing the company Inayaba, S.L. as Director and Ms. Ana Abaurrea Aya as individual representative. “ […] A.3) The Right of conversion into Class B Shares Each Class A Share entitles its owner the right to convert it into a Class B Share until December 31, 2017. Owner may exercise its right of conversion by notifying the company or, better still, as the case may be, the agency designated for such, through the corresponding participating entity of the Securities Registration, Compensation and Liquidation Management Company (Iberclear), by any media that permits the issuance of remittance and reception receipts, of Annual Report 2015

Annual report on corporate governance ABENGOA page. 290 B.3 / B.5 Reinforcement to guarantee minority rights C.1.2 In the interest of reinforcing minority rights, Abengoa submitted a series of bylaw amendments to the extraordinary general shareholders’ meeting for approval for the purpose of ensuring that the so-called “defense of minority rights” does not suffer infringements for the mere fact that two different classes of shares exist with different face values simply because the lesser face value of the class B shares would entail that it is more difficult to obtain the percentages of the stock capital required for the exercise of some policy rights. Thus, the general shareholders’ meeting approved the amendments of Abengoa’s bylaws in the manner set forth below to envisage that all rights are exercised considering the number of shares as basis for the percentage, and not the stock capital. These rights, such as, for example, the right to convene a general shareholders’ meeting or request the exercise of a corporate liability action, requires ownership of a specific percentage of stock capital in the nominal sense (3 % in the aforementioned cases). It is hereby stated that, after the close of the financial year, the director Mr. José Luis Aya Abaurre passed away on 12 February 2016. Furthermore, on 8 March 2016 the Company’s Board of Directors agreed to cover the vacancy left on the Board due to the death of Mr. José Luis Aya Abaurre by co-optation, thereby appointing the company Inayaba, S.L. as Director and Ms. Ana Abaurrea Aya as individual representative. It is hereby stated that, after the close of the financial year, on 1 March 2016, Abengoa’s Board of Directors adopted the following agreements: › Appoint Mr. Antonio Fornieles Melero, who until present held the positions of Vice-Chairman and Coordinating Director, as Executive Chairman, delegating all powers to him except those which cannot be delegated by Law, until attaining the status of Executive Director. Delegate all powers, except those which cannot be delegated by Law, to the Managing Director, Mr. Joaquín Fernández de Piérola Marín, thereby becoming Chief Executive. Remove Mr. José Domínguez Abascal as Chairman, whereby he remains as director with the category of other external director. › In particular, the extraordinary general shareholders’ meeting approved the amendment of the bylaws with the aim of reflecting that shareholders be required to own three hundred and seventy-five (375) shares, regardless of whether they are class A or B, to attend the general meeting of the company’s shareholders; that shareholders be allowed to request publication of a supplement to the call for an ordinary general meeting of shareholders including one or more points on the agenda and to submit proposals for decisions on issues already included or that should be included in the agenda of the convened meeting based on the number of shares owned by the shareholders; that (i) shareholders who own 1 % of the share capital or 1 % of the voting shares be able to request the presence of a Notary Public to endorse the minutes of the general shareholders’ meeting; (ii) shareholders who own 3 % of the share capital or 3 % of the voting shares be able to request the convening of the general shareholders’ meeting that is to decide upon the corporate liability action against directors or exercise the corporate liability action without or against the decision made by the board in the general meeting; that the company’s Board of Directors convene the general shareholders’ meeting when requested by shareholders representing 3 % of the share capital or 3 % of the voting shares; that the company’s Board of Directors extend the general shareholders’ meeting if requested by the shareholders representing 25 % of the capital present or represented in the board meeting or 25 % of the voting shares and that the company’s chairman of the board may cancel the right to information as established in Article 197 of the Spanish Corporate Law if requested so by shareholders representing less than 25 % of the paid-in capital or 25 % of the company’s voting shares if this percentage is lower than the voting shares, and, in his opinion, publishing this information is unnecessary to protect partner rights, or there are objective reasons to be considered that could be used for purposes outside the company, or publishing it is detrimental to the company or the connected companies. › Furthermore, on 8 March 2016 Abengoa’s Board of Directors adopted the following agreements: › Appoint Mr. Joaquín Fernández de Piérola Marín as First Vice-Chairman of the Board of Directors, thereby merging this position with that of Managing Director (CEO). Appoint Ms. Alicia Velarde Valiente as Second Vice-Chairwoman and Coordinating Director. › C.1.3 It is hereby stated that, after the close of the financial year, the director Mr. José Luis Aya Abaurre passed away on 12 February 2016. Furthermore, on 8 March 2016 the Company’s Board of Directors agreed to cover the vacancy left on the Board due to the death of Mr. José Luis Aya Abaurre by co-optation, thereby appointing the company Inayaba, S.L. as Director and Ms. Ana Abaurrea Aya as individual representative. Annual Report 2015

Annual report on corporate governance ABENGOA page. 291 › Remove Mr. José Domínguez Abascal as Chairman, whereby he remains as director with the category of other external director. It is hereby stated that, after the close of the financial year, on 1 March 2016, Abengoa’s Board of Directors adopted the following agreements: Furthermore, on 8 March 2016 Abengoa’s Board of Directors adopted the following agreement: › Appoint Mr. Joaquín Fernández de Piérola Marín as First Vice-Chairman of the Board of Directors, thereby merging this position with that of Managing Director (CEO). C.1.13 › Appoint Mr. Antonio Fornieles Melero, who until present held the positions of Vice-Chairman and Coordinating Director, as Executive Chairman, delegating all powers to him except those which cannot be delegated by Law, until attaining the status of Executive Director. Delegate all powers, except those which cannot be delegated by Law, to the Managing Director, Mr. Joaquín Fernández de Piérola Marín, thereby becoming Chief Executive. Remove Mr. José Domínguez Abascal as Chairman, whereby he remains as director with the category of other external director. › After the close of the financial year, by virtue of a decision made by the Board of Directors dated 30 March 2016, article 14 of the Board of Directors’ Regulations was amended to expressly include the maximum number of company boards (excluding companies belonging to the Group) on which its directors can serve. › Furthermore, on 8 March 2016 Abengoa’s Board of Directors adopted the following agreements: › Appoint Mr. Joaquín Fernández de Piérola Marín as First Vice-Chairman of the Board of Directors, thereby merging this position with that of Managing Director (CEO). › Appoint Ms. Alicia Velarde Valiente as Second Vice-Chairwoman and Coordinating Director. C.1.17 It is hereby stated that, after the close of the financial year, the director Mr. José Luis Aya Abaurre passed away on 12 February 2016. Furthermore, on 26 February 2016 Mr. José Domínguez Abascal stood down as Director of Inversión Corporativa IC, S.A. As a result, as of the date of approval of this report, the Company has a total of 3 Executive Directors, 4 external Proprietary Directors, 5 external Independent Directors and 1 external Director (others). C.1.18 After the close of the financial year, by virtue of a decision made by the Board of Directors dated 30 March 2016, certain articles of the Board of Directors’ Regulations were amended to adapt its content to the new corporate governance recommendations included in the Code of Good Governance for Listed Companies approved by virtue of a decision made by the CNMV Board on 18 February 2015. C.1.10 It is hereby stated that, after the close of the financial year, on 1 March 2016, Abengoa’s Board of Directors adopted the following agreements: › Appoint Mr. Antonio Fornieles Melero, who until present held the positions of Vice-Chairman and Coordinating Director, as Executive Chairman, delegating all powers to him except those which cannot be delegated by Law, until attaining the status of Executive Director. › Delegate all powers, except those which cannot be delegated by Law, to the Managing Director, Mr. Joaquín Fernández de Piérola Marín, thereby becoming Chief Executive. C.1.21 After the close of the financial year, by virtue of a decision made by the Board of Directors dated 30 March 2016, article 13 of the Boards’ Regulations was amended to include additional cases where Directors are obliged to surrender their posts to the Board of Directors. Annual Report 2015

Annual report on corporate governance ABENGOA page. 292 C.1.32 On 7 March 2016, the company’s Board of Directors determined, on the motion of its Appointments and Remuneration Commission, that on the date of his removal as Executive Chairman of Abengoa, the conditions required for payment of said one-off compensation had not been met, and consequently, there are no grounds for payment thereof. After the close of the financial year, by virtue of a decision made by the Board of Directors dated 30 March 2016, the Boards’ Regulations and the Audit Commission’s Regulations were amended to explicitly include the following within the Audit Commission’s functions: “Strive to ensure that the Board of Directors can present the Company’s accounts at the General Shareholders’ Meeting without limitations or qualifications in the external auditor’s report, whereby the Chairman of the Audit Commission, along with the external auditor, must explain the scope of any such limitations or qualifications to the shareholders”. C.2.1 It is hereby stated that, after the close of the financial year, on 1 March 2016, Abengoa’s Board of Directors appointed Mr. Antonio Fornieles Melero, who until present had held the positions of Vice-Chairman and Coordinating Director, as Executive Chairman, thereby attaining the status of Executive Director and no longer forming part of the Audit Commission. Furthermore, on 8 March 2016 Abengoa’s Board of Directors appointed Ms. Alicia Velarde Valiente as Second Vice-Chairwoman and Coordinating Director, also appointing her as Chairwoman of the Audit Commission. C.1.35 After the close of the financial year, by virtue of a decision made by the Board of Directors dated 30 March 2016, the Boards’ Regulations and the Audit Commission’s Regulations were amended to explicitly include the following within the Audit Commission’s functions: “Ensure that the remuneration of the external auditor does not compromise their quality or independence”. After the close of the financial year, by virtue of a decision made by the Board of Directors dated 30 March 2016, the Board of Directors’ Regulations and the Audit Commission’s Regulations were amended to adapt the content to the new corporate governance recommendations included in the Code of Good Governance for Listed Companies approved by virtue of a decision made by the CNMV Board on 18 February 2015. More specifically, the Audit Commission’s functions were expanded and it is stated that the majority of Audit Commission members must be independent Directors, bearing in mind, while appointing members, their knowledge and experience regarding accounting, auditing and risk management. C.1.42 After the close of the financial year, by virtue of a decision made by the Board of Directors dated 30 March 2016, articles 13 and 14 of the Boards’ Regulations was amended to include (i) an additional case where Directors are obliged to surrender their posts to the Board of Directors “in cases where the image and reputation of the company may be at stake” and (ii) the Directors’ obligation to inform the Board of any criminal charges brought against them, as well as any other related legal proceedings. It is hereby stated that, after the close of the financial year, on 1 March 2016, Abengoa’s Board of Directors appointed Mr. Antonio Fornieles Melero, who until present had held the positions of Vice-Chairman and Coordinating Director, as Executive Chairman, thereby attaining the status of Executive Director and no longer forming part of the Appointment and Remuneration Commission. C.1.45. After the close of the financial year, on 1 March 2016, Abengoa’s Board of Directors removed Mr. José Domínguez Abascal as Executive Chairman, whereby he remains as director with the category of other external director. After the close of the financial year, by virtue of a decision made by the Board of Directors dated 30 March 2016, the Board of Directors’ Regulations and the Appointment and Remuneration Commission’s Regulations were amended to adapt the content to the new corporate governance recommendations included in the Code of Good Governance for Listed Companies approved by virtue of a decision made by the CNMV Board on 18 February 2015. More specifically, the Appointment and Remuneration Commission’s functions were expanded and it is stated that the majority of Appointment and Remuneration Commission On 2 March 2016, Mr. José Domínguez Abascal chose to be reinstated in his previous position, thereby not receiving any amount set out in his business contract as severance pay due to early termination/post-contractual non-competition agreement. Annual Report 2015

Annual report on corporate governance ABENGOA page. 293 members must be independent Directors, bearing in mind, while appointing members, any knowledge, skills and experience they hold specific to the roles they will carry out. Remuneration Commission’s Regulations were amended to adapt the content to the new corporate governance recommendations included in the Code of Good Governance for Listed Companies approved by virtue of a decision made by the CNMV Board on 18 February 2015. It is hereby stated that, after the close of the financial year, the director Mr. José Luis Aya Abaurre passed away on 12 February 2016. Furthermore, on 8 March 2016 the Company’s Board of Directors agreed to cover the vacancy left on the Board due to the death of Mr. José Luis Aya Abaurre by co-optation, thereby appointing the company Inayaba, S.L. as Director and Ms. Ana Abaurrea Aya as individual representative. She was also appointed as a member of the Strategy and Technology Commission. D.3 It is hereby stated that, after the close of the financial year, on 1 March 2016, Abengoa’s Board of Directors agreed to terminate the service provision agreement entered into between Abengoa and Mr. Felipe Benjumea Llorente on 23 September 2015. It is hereby stated that, after the close of the financial year, on 1 March 2016, Abengoa’s Board of Directors adopted the following agreements, which affect certain Investment Commission members: › Appoint Mr. Antonio Fornieles Melero, who until present held the positions of Vice-Chairman and Coordinating Director, as Executive Chairman, delegating all powers to him except those which cannot be delegated by Law, until attaining the status of Executive Director, thereby no longer forming part of the Investment Commission. › Remove Mr. José Domínguez Abascal as Chairman, whereby he remains as director with the category of other external director, thereby no longer forming part of the Investment Commission. D.7 It is hereby stated that, after the close of the financial year, on 7 January 2016, Abengoa Yield, plc informed the Securities and Exchange Commission of the United States that it was changing its corporate name to Atlantica Yield. Other information In 2013, Abengoa started to draw up a “corporate compliance” program which it continued to develop in 2014 and 2015. The concept of “corporate compliance” was introduced in adherence to international practices and to specific compulsory legal rules and regulations, especially practiced in Anglo-Saxon Law and, from December 2014 onwards, in Spain. Up until the Transparency Law and, most recently, Law 31/2014, of December 3, which amends the Corporate Law to improve corporate governance, became effective and enforceable in Spain, good governance recommendations were only as such, recommendations. They were not binding even though, on the international markets, companies were legally obliged to comply with certain codes of conduct to prevent fraud, among other bad practices. Notwithstanding the above, due to the increase in getting closer to the international markets as well as to the recent promulgation of Law 31/2014, it is now necessary, on the one hand, to harmonize the international practice with the Spanish laws, thus introducing the concept of criminal liability for legal entities and, on the other, to adapt the various company standards to the new amendments introduced in the Corporate Law. Furthermore, on 8 March 2016 Abengoa’s Board of Directors adopted the following agreements which affect certain members of the Investment Commission: › Appoint Mr. Joaquín Fernández de Piérola Marín as First Vice-Chairman of the Board of Directors, thereby merging this position with that of Managing Director (CEO). He was also appointed as a member of the Investment Commission in replacement of Mr. José Domínguez Abascal. › Appoint Ms. Alicia Velarde Valiente as Second Vice-Chairwoman and Coordinating Director, also appointing her as member and Chairwoman of the Investment Commission. C.2.5 The goal and objective that Abengoa hopes to attain by creating this program and by adapting its standards to the recent amendments in the Corporate Law on the aspect of corporate governance is for the Board of Directors and the management to apply and After the close of the financial year, by virtue of a decision made by the Board of Directors dated 30 March 2016, the Audit Commission’s Regulations and the Appointment and Annual Report 2015

Annual report on corporate governance ABENGOA page. 294 practice ethics, legality and efficacy in business transactions (good governance), with the organization’s systematic focus on evaluating and managing risks, and to ensure that the organization and its employees comply with the existing laws, regulations and standards, including the company’s behavioral standards (regulatory compliance), with Abengoa exercising the due control and providing a strategic vision to tackle the legal needs of the organization. The creation of a regulatory compliance monitoring program by introducing an effective system of good governance and crime prevention is an inevitable resource for the reputation of Abengoa. Abengoa’s corporate compliance program establishes standards and procedures for detecting and preventing bad corporate practices, with the Board of Directors acting as the authority in supervising the implementation and improvement of the compliance program and creating the internal post of compliance officer. An appropriate “corporate compliance program” requires an evaluation of the criminal, social and corporate good governance risks, a monitoring authority, a follow-up, action and surveillance program, as well as an important ongoing training program for employees. This Annual Corporate Governance Report was approved by the company’s Board of Directors at its meeting held on . Indicate whether Directors voted against or abstained from voting for or against the approval of this Report. No Personal or corporate name of director who did not Reasons (against, abstention, Explain the reasons vote in favor of approving this report absence) Annual Report 2015

Annual report from the appointments and remunerations committee 03.2

Annual report on the remuneration of Board directors ABENGOA page. 296 A. The company’s remuneration policy for the ongoing year A.1. Abengoa’s remuneration policy for the ongoing financial year (2016) The criteria for establishing a director remuneration policy are in conformity with the provisions of the Spanish Corporate Law (Articles 217 to 219, 249 and 529o to 529r), those of the Bylaws (Article 39) and those of the Regulations of the Board of Directors (Article 20), establishing various criteria depending on whether or not the director performs executive duties: › Remuneration of members of the Board for their condition as such The position of director is remunerated following the stipulations of article 39 of the Bylaws. The remuneration may consist of a fixed amount agreed by the General Assembly, which is not necessarily equal for all members. They could also receive an allotment of a share in the Company’s profits, of between 5 and 10 percent maximum of the annual profit after subtracting the dividend for the financial year at hand, which shall not be under 4 percent of the paid-in capital in accordance with article 48 of the Bylaws, plus reimbursement of expenses from trips undertaken in the performance of duties entrusted by the Board, and remuneration for Board Commission memberships and, where applicable, for holding the office of Chairperson of the Board. In Abengoa, S.A. (hereinafter, “Abengoa” or the “Company” or “Corporation”) it is considered important to maintain policies geared towards proposing long-term professional careers in the Group of which Abengoa is the parent company (hereinafter, the “Group”) and, at the same time, promoting the Company and its Group’s long-term profitability and sustainability, maintaining a reasonable proportion with the importance of the Company, its economic situation at all times and the market standards of companies with similar magnitude. Abengoa’s business transactions and operations are conducted in extremely competitive fields in which the achievement of goals and objectives greatly depend on the quality, work capacity, dedication, and the business knowledge of the persons holding the key posts and leading the organization. The maximum annual amount of remuneration payable to the entire Board of Directors for their condition as such shall therefore not exceed the amount of the result of adding, as the case may be, the amount of shares in the company profits, travel expenses and allowance for Commission membership or for holding the office of Chairperson, to the fixed amount agreed upon by the General Assembly. The preceding, understood notwithstanding the remuneration payable to executive members of the Board for the performance of executive duties attributed to such office, different from supervisory and decision-making duties performed by mere members of the Board of Directors. These premises determine the Group’s remuneration policy in general, that of the directors, in particular, and especially that of the executives, which should make it possible to attract and retain the most distinguished professionals. Consequently, the aim of the remuneration policy for members of the Board is as follows: › Remuneration for the supervisory and decision-making duties performed as members of the Board of Directors should be appropriate to reward the dedication, qualification, and the responsibility required for the performance of the duties of member of the Board, bearing in mind the duties performed on the Board of Directors and the Commissions on which they serve. › Regarding the remuneration of executive directors for performing their executive duties: - (i) Ensure that the overall remuneration package and its structure are competitive in comparison with the international sector and compatible with our vocation of leadership. - (ii) Maintain an annual variable component linked to the achievement of specific and quantifiable objectives that are in line with the interests of shareholders. Determining the remuneration of each Board director for his/her condition as such shall remain the duty of the Board of Directors who, for the purpose thereof, shall consider the duties and responsibilities attributed to each director, their membership of Board Commissions and all other objective circumstances deemed relevant. › Remuneration for the performance of duties other than those attributed to directorship. This includes director remuneration for performing executive duties or those of another nature, other than those of supervision and decision-making exercised on the Board or its Commissions. This remuneration is compatible with receiving payment as set forth in the bylaws and any allowances which they may be due given their condition as members of the Board of Directors. Annual Report 2015

ABENGOA Annual report on the remuneration of Board directors page. 297
Annual Report 2015

Remuneration packages for the performance of executive duties include the following basic elements:

- (a) Fixed remuneration

This amount must be in line with that received by executive directors of companies comparable to Abengoa on the market according to the leadership position Abengoa strives to achieve. In order to determine this, market studies conducted by external consultants are taken into account.

Fixed remuneration consists of a fixed gross amount paid annually, divided into twelve equal monthly payments.

- (b) Variable annual remuneration (bonus)

Variable annual remuneration (or bonus) for executive directors is essentially linked to achieving targets. **Said targets are linked to the Earnings Before Interest, Taxes, Depreciation and Amortization** (*EBITDA*). Based on these criteria, a range of total variation of the variable remuneration of executive directors is estimated at the start of financial year.

Variable remuneration corresponds to the annual bonus and is paid in one single payment (accrued for all purposes in the financial year it is settled, where applicable).

The relative weight and the criteria for determining the variable remuneration for executive directors are based on the following:

- Market references based on information provided regarding remuneration by renowned market consultants.
- The main criteria for accrual of variable annual remuneration is achieving the EBITDA target, whether for Abengoa in general or, for executive directors holding non-general responsibilities, commensurate with that of their area of responsibility.
- At the end of the financial year, this basic quantitative element will be considered together with other qualitative non-financial elements aimed at creating long-term value, which may vary from year to year, such as, for example, compliance with the company's internal corporate governance regulations and its policies on risk control and management, which then allows for adjustment of the decision on the actual amount of variable remuneration.

The Chief Executive, Mr. Joaquín Fernández de Piérola Marín, is a beneficiary of the extraordinary variable compensation schemes for executives described in section A.4 and following herein, remuneration that is not tied to the company's share value under the terms and conditions envisaged in article 219 of Spanish Corporate Law, even though the right to receive, rather than the amount to be received in itself, initially depends on whether the company's Class B shares attain specific price quotations goals, a prerequisite, nevertheless, that the Appointments and Remuneration Commission of the Company can decide to overlook if exceptional circumstances occur on the stock market that may be deemed justifiable by the aforementioned. Therefore, there are no significant changes in the remuneration policy of the Board of Directors for this ongoing financial year in comparison to the remuneration policy applied in past financial years, insofar as directors' compensation still does not include share packages or share options.

A.2. Process to determine the remuneration policy

By virtue of the directive issued by the Board of Directors, the remuneration policy for Abengoa's Board of Directors, stated in this report, shall be prepared, discussed and formulated by the Appointments and Remuneration Commission, with the resulting proposal then being submitted to the Board of Directors at the start of each financial year for subsequent submission for approval to the Company's Ordinary General Shareholders' Meeting, at least once every three years.

Below are the current members of the Appointments and Remuneration Commission, and, as such, the main participants in defining the remuneration policy:

Mercedes Gracia Díez	Chairwoman	Independent Director
José Borrell Fontelles	Member	Independent Director
Alicia Velarde Valiente	Member	Independent Director
Juan Carlos Jiménez Lora	Secretary	Non-board member

Ms. Gracia Díez was appointed member of the Commission in a meeting of the Board of Directors of Abengoa, S.A. held on 12 December 2005, and elected as Chairwoman in a meeting of the Appointments and Remuneration Commission held on 17 March 2015; the Secretary was appointed in the meeting of the Appointments and Remuneration Commission held on 23 June 2014.

Annual report on the remuneration of Board directors ABENGOA page. 298 Mr. Antonio Fornieles Melero is no longer a member of the Commission as of 1 March 2016 due to his appointment as the new Executive Chairman of the company’s Board of Directors, replacing Mr. José Domínguez Abascal. The total amount of bonuses accrued by executive directors during the 2015 financial year amounted to €10.719 million euros. Regarding the 2016 financial year, bearing in mind the company’s present circumstances, there is no variable compensation system specified for any of its executive directors, although the contract of Mr. Fernández de Piérola (who was appointed Chief Executive on 1 March 2016) establishes that the Board of Directors, on the motion of its Appointments and Remuneration Commission, may establish variable annual compensation for him in the event that his assigned annual targets are met. Consequently, the Appointments and Remuneration Commission has three independent directors and its Chairwoman was appointed from among the independent directors. Therefore, the requirements established in Spanish Corporate Law are met. In addition, in accordance with the provisions of article 2 of the Internal Regulations, the position of Chairperson of the Commission must go to an independent director. No external consultants were involved in determining the remuneration policy, notwithstanding the fact that the previous section A.1.(b) stated that in order to determine the variable remuneration of executive directors, market references are taken into account based on information regarding remuneration provided by renowned market consultants. In the same way, the Appointments and Remuneration Commission is analyzing whether or not it is convenient to begin a study on possible variable compensation linked to achieving targets related to the restructuring process the company is currently immersed in, in order to, in turn, propose to the Board of Directors that any applicable agreements be adopted, including considering the Chief Executive as a potential beneficiary of this compensation. A.3. Fixed components of remuneration Extraordinary Variable Compensation Plans for Executives In Abengoa, only the executive directors have fixed remuneration as compensation for the performance of their executive duties. In 2015, the amount accrued as salaries for executive directors amounted to €3.298 million euros. There are currently two extraordinary long-term variable compensation plans for Executives. 1. Extraordinary Variable Compensation Plan for Executives, January 2014 Both the allowance of the Board of Directors as well as the amounts payable for commission membership or chairmanship, are payable solely for attendance. Below are the amounts accrued in 2015 for said items: › Allowances of the Board of Directors: €1.782 million euros. › Membership or chairmanship of commissions: €355,000 euros. This plan, which replaces and leaves invalid the Extraordinary Plan previously approved in February 2011, was itself approved by the Board of Directors of the Company in January 2014 as proposed by the Appointments and Remuneration Commission. The plan includes the Chief Executive, Mr. Joaquín Fernández de Piérola Marín, among other executives, as a beneficiary, and is due to expire on 31 December 2017. Likewise, certain executive directors are offered life and accident insurance coverage for which the Company paid premiums to the value of €2,100 euros in 2015. The following conditions are established for payment thereof: › a) that the beneficiary remain in employment with the company until the plan ends. b) that the beneficiary be entitled to receive the annual bonus for each financial year of the period in question. c) the degree of compliance (in terms of objectives) shall be 20% annually, notwithstanding the requirement to remain as an employee of the Company until 31 December 2017. A.4. Variable components of the remuneration systems › To date, the variable annual remuneration (or bonus) for executive directors has been essentially linked to achieving EBITDA-related targets, as well as other qualitative non-financial elements aimed at creating long-term value. Based on these criteria, a range of total variation of the variable remuneration of executive directors is estimated at the start of financial year. The variable remuneration corresponds to the annual bonus payable in one single payment. › Annual Report 2015

Annual report on the remuneration of Board directors ABENGOA page. 299 › d) that the 2017 Business Group’s and/or Abengoa’s consolidated budget be complied with based on the Strategic Plan in force at the time. › e) that the average trading price of Abengoa’s Class B shares not be lower than a specified value for the last three months of 2017. The following conditions are established for payment thereof: › a) that the beneficiary remain in employment with the company until the plan ends. b) for those executives whose total or partial remuneration is linked to the fulfillment of individual objectives, the beneficiary must have been entitled to the annual bonus. c) the degree of compliance (in terms of objectives) shall be 20% annually, notwithstanding the requirement to remain as an employee of the Company until 31 December 2018. d) that the average trading price of Abengoa’s Class B shares not be lower than a specified value for the last three months of 2018. › In the event that a beneficiary of said plan ceases to be such before the maturity deadline (whether voluntarily or as consequence of a legal dismissal), said beneficiary shall not be entitled to any payments whatsoever pursuant to the plan. › In the event of the passing of a beneficiary, the plan shall be halted with the heirs entitled to the total or consolidated amount owed to said beneficiary for the financial year prior to his/ her passing, calculated based on the category of the executive. › In the event of a beneficiary’s retirement as a result of reaching the age established by law or due to complete permanent disability (preventing him/her from doing any other kind of work) before the Plan’s scheduled maturity date, said beneficiary shall be entitled to the amount consolidated during the completed financial years preceding such retirement, as long as the other established conditions are met. In the event of resignation (voluntary or by dismissal) the plan shall be halted without any payment whatsoever being made. In the event of the passing of a beneficiary, the plan shall be halted with the heirs entitled to the total or consolidated amount owed to said beneficiary for the financial year prior to his/ her passing, calculated based on the category of the executive. At the end of the 2015 financial year, the recognized accumulated expense regarding the plan was reversed due to considering compliance with all of the requirements established unlikely as a result of the current situation the Company is facing, which has brought along the communication set out in article 5 bis of the Spanish Insolvency Law 22/2003, of 9 July (hereinafter, “Insolvency Law “). Notwithstanding the foregoing, in the event that the plan is executed, the Chief Executive, Mr. Joaquín Fernández de Piérola Marín, as a beneficiary of the plan, would receive the sum that corresponds to him from the Company, up to a maximum of 520,000 euros. The amount that actually corresponds to him shall be determined by the Company’s Appointments and Remuneration Commission upon maturity of the plan, after having checked fulfillment of the objectives and the rest of the parameters that accrual of the compensation pertaining to the plan is subject to. In the event of a beneficiary’s retirement as a result of reaching the age established by law or due to complete permanent disability (preventing him/her from doing any other kind of work) before the Plan’s scheduled maturity date, said beneficiary shall be entitled to the amount consolidated during the completed financial years preceding such retirement, as long as the other established conditions are met. At the end of the 2015 financial year, the recognized accumulated expense regarding the plan was reversed due to considering compliance with all of the requirements established unlikely as a result of the current situation the Company is facing, which has brought along the communication set out in article 5 bis of the Spanish Insolvency Law. Notwithstanding the foregoing, in the event that the plan is executed, the Chief Executive, Mr. Joaquín Fernández de Piérola Marín, as a beneficiary of the plan, would receive the sum that corresponds to him from the Company, up to a maximum of 180,000 euros. The amount that actually corresponds to him shall be determined by the Company’s Appointments and Remuneration Commission upon maturity of the plan, after having checked fulfillment of the objectives and the rest of the parameters that accrual of the compensation pertaining to the plan is subject to. 2. Extraordinary Variable Compensation Plan for Executives, July 2014 This plan was approved by the Board of Directors of the Company in July 2014 as proposed by the Appointments and Remuneration Commission. The plan includes the Chief Executive, Mr. Joaquín Fernández de Piérola Marín, as a beneficiary, among other executives. The duration of the plan is five years (2014-2018) and it is scheduled to mature on 31 December 2018. Annual Report 2015

Annual report on the remuneration of Board directors ABENGOA page. 300 A.5. Long-term savings systems In all cases, the contracts of executive directors establish a non-competition obligation in relation to companies and activities of a similar nature while their relationship with the Company is still ongoing. The compensation package for Abengoa directors does not include any long-term savings system. Additionally, the business contract of the Chief Executive, Mr. Joaquín Fernández de Piérola Marín, includes a post-contractual non-competition agreement for a period of time after his relationship with the Company has come to an end, which shall last for twelve or twenty-four months depending on whether the relationship ends due to the Company’s will or the director’s and which shall be compensated in the terms set out in the following section (e). If the director fails to comply with the aforementioned post-contractual non-competition agreement, he must pay the Company a penalty equal to 100% of the remuneration received during the financial year immediately before his relationship with the Company came to an end. › d) Non-disclosure and return of documents A strict non-disclosure duty is imposed, both during the validity of the contracts as well as upon termination of the relationship. In addition, once the relationship with the Company has ended, executive directors must return to the Company all documents and objects in their possession relating to their activity. › e) Indemnity clauses The business contract of the Chief Executive, Mr. Joaquín Fernández de Piérola Marín, entitles him to compensation of an amount equivalent to 100% of the remuneration received by Mr. Fernández de Piérola Marín in the previous financial year, both in the event of early termination of his contractual relationship with the company where not due to incompliance of any obligations corresponding to the Chief Executive or exclusively due to his will, and compensation due to the non-competition agreement described in the previous section (c) (hereinafter, “severance pay due to early termination/post-contractual non-competition agreement”). A.6. Compensation There is no provision for the payment of any compensation whatsoever to directors in the event of termination of their duties as such, and no compensation was paid for these purposes during the 2015 financial year. Compensation shall only be paid in the event of termination of executive duties, which can, in turn, be performed, as detailed in section A.7 below. A.7. Conditions of contracts signed with executive directors Based on proposals by the Appointments and Remuneration Commission, the Board of Directors fixes the remuneration of executive directors for the performance of their executive duties and other basic conditions that must be respected in their contracts, duly approved by the Board of Directors under the terms and conditions set out in article 249 of the Spanish Corporate Law. Said conditions are as follows: › a) Permanent Contracts of executive directors of the Company are permanent and envisage financial compensation for cases of termination of the contractual relationship with the Company, as long as such termination is not exclusively due to the free will of the executive director or as a consequence of failing to fulfill their obligations (notwithstanding the amounts corresponding to them due to their non-competition obligation in accordance with the provisions of the subsequent section c). Therefore, the only executive director who, upon the date of issue of this report, is contractually entitled to receive this type of compensation is the Chief Executive, Mr. Joaquín Fernández de Piérola Marín. › b) Applicable regulations The regulations applicable to executive director contracts is stipulated by the legal system in each case. › c) Non-competition Both types of compensation are incompatible. As a result, if the director receives severance pay due to early termination, he/she would not be entitled to receive compensation due to a non-competition agreement. Any breach of this non-competition obligation shall, at all times, lead to the compensation sum received by the Executive Director being given back, regardless of the reason why it was received. Annual Report 2015

Annual report on the remuneration of Board directors ABENGOA page. 301 A.8. Additional Remuneration During the 2015 financial year, the company paid both the former Executive Chairman of the company, Mr. Felipe Benjumea Llorente, and the former Chief Executive of Abengoa, Mr. Manuel Sánchez Ortega, the sum of 4,484 thousand of euros each, as severance pay due to early termination/post-contractual non-competition agreement. As of 31 December 2015, there was no additional remuneration accrued by the directors of Abengoa. A.9. Advances, credits and guarantees granted In addition, during the 2015 financial year, the company paid the former Executive Chairman of the company, Mr. Felipe Benjumea Llorente, the sum of 7,000 thousand of euros pursuant to a length of service bonus which was stated in the business contract signed with the company. As of the date of this report, there were no advances, credits or guarantees granted to members of the Board of Directors of Abengoa. A.10. Remuneration in kind Furthermore, it is hereby stated that in accordance with the service provision business contract signed with the former Executive Chairman, Mr. José Domínguez Abascal was entitled, in the event that the company dismissed him, to choose between the severance pay due to early termination/post-contractual non-competition agreement described above, which in the case of Mr. Domínguez Abascal amounted to a sum equivalent to 100% of the remuneration accrued in the previous financial year, or reinstatement in his previous position. After his removal as Executive Chairman, Mr. Domínguez Abascal chose to be reinstated in his previous position. › f) One-off compensation for the former Executive Chairman Additionally, the contract of the former Executive Chairman, Mr. José Domínguez Abascal, entitled him to receive, as a one-off compensation payment corresponding to the 2016 financial year, a sum equal to the gross amount of his fixed annual remuneration which is 700,000 thousand of euros, subject to the following during the 2016 financial year: › An agreement being reached with the financial and/or commercial creditors in the process of restructuring the company’s balance sheet; and/or › an agreement being reached with investors, where applicable, for them to become Abengoa shareholders or which, in some way, strengthens the structure of the company capital and/or provides a solution for the current financial situation the company is faced with, The concept of remuneration in kind is reduced to the premiums paid by the Company for life and accident insurance for specific executive directors. A.11. Remuneration accrued by directors by virtue of payments made to a third party entity No payments were made to any company for the purpose of remunerating the services rendered to Abengoa by external directors. A.12. Other payable items There are no other items payable other than those outlined in previous sections. A.13. Actions put in place to reduce risks To ensure the effective running of the organization and to guarantee the Company’s long-term future, in addition to good strategic planning, it is essential that there is accurate and rigorous management that considers the risks associated with the company’s activity itself and anticipates how to mitigate them. thereby, in one or both of these cases, preventing the company from having to declare insolvency proceedings during the 2016 financial year or, if not prevented, enabling the company to regain solvency and halt the proceedings, also during the 2016 financial year. Thus, Abengoa has its own global system for managing risks, included within the common management systems, which means risks can be controlled and identified. It is regularly updated for the purpose of creating a culture of common management, achieving the objectives set in the area and having the capacity to adapt in order to mitigate any threats that may surface in an environment as competitive as the present. On 7 March 2016, the company’s Board of Directors determined, on the motion of its Appointments and Remuneration Commission, that on the date of his dismissal as Executive Chairman of Abengoa, the conditions required for payment of said compensation had not been met, and consequently, there are no grounds for payment thereof. Annual Report 2015

Annual report on the remuneration of Board directors ABENGOA page. 302 C. Overall summary of how the remuneration policy was applied during the last financial year. C.1. Remuneration policy applied during the financial year: structure and payable items The introduction of this system enforces the following: › › Risk management at all levels of the organization, without any exceptions. Its full integration into the strategy and the systems in order to achieve the objectives set. The full support of management to evaluate, follow-up and comply with guidelines relating to the management of threats. › This risk management system is based on three tools: The structure and remuneration components of Abengoa directors vary based on whether or not the director is an executive, and is approved by the Board of Directors, as part of the director remuneration policy that this report deals with: › Remuneration for non-executive director post The position of director is remunerated following the stipulations of article 39 of the Bylaws. The remuneration may consist of a fixed amount agreed by the General Assembly, which is not necessarily equal for all members. They could also receive an allotment of a share in the Company’s profits, of between 5 and 10 percent maximum of the annual profit after subtracting the dividend for the financial year at hand, which shall not be under 4 percent of the paid-in capital in accordance with article 48 of the Bylaws, plus reimbursement of expenses from trips undertaken in the performance of duties entrusted by the Board, and remuneration for Board Commission memberships and, where applicable, for holding the office of Chairperson of the Board. › Remuneration for the performance of other non-board member duties in the Company This includes director remuneration for performing executive duties or those of another nature, other than those of supervision and decision-making exercised on the Board or its Commissions. › › › The mandatory rules (NOC in Spanish). The mandatory processes (POC in Spanish). The Universal Risk Model (URM). Compliance with the aforementioned is guaranteed through the checks carried out by the Internal Audit Department and at committee meetings regularly held with senior staff and the Chairman. These tools and common management systems are designed from quality standards aimed at complying with international rules and regulations such as the ISO 31000 and the Sarbanes-Oxley Act, and have been certified by companies of international repute. The Universal Risk Model (URM) is the methodology that Abengoa uses to identify, understand and evaluate the risks that may affect the Company. Its main purpose is to obtain a comprehensive view of them, thereby designing an efficient system that is in line with the business goals and objectives of Abengoa. The URM consists of over 55 risks that belong to 20 different categories grouped into 4 large areas: financial, strategic, regulations and transactions. The URM is subject to annual revisions to ensure that the calculations designed for each risk are the most appropriate for the day-to-day operations of the Company. This remuneration is compatible with receiving payment as set forth in the bylaws and any allowances which they may be due given their condition as members of the Board of Directors. Remuneration packages for the performance of executive duties include the following basic elements: › (a) Fixed remuneration Annual Report 2015

Annual report on the remuneration of Board directors ABENGOA page. 303 This amount must be competitive in comparison to the market standard in line with the leadership position Abengoa strives to achieve. In order to determine this, market studies conducted by external consultants are taken into account. › (b) Variable annual remuneration (bonus) The variable annual remuneration (or bonus) for executive directors is essentially linked to achieving EBITDA-related targets, as well as other qualitative non-financial elements aimed at creating long-term value. Based on these criteria, a range of total variation of the variable remuneration of executive directors is estimated at the start of financial year. Variable remuneration corresponds to the annual bonus and is paid in one single payment. D. Breakdown of individual remuneration accrued by each director D.1 Breakdown of individual remuneration accrued by directors a) Remuneration accrued in Abengoa, S.A. (in thousands of euros): Annual Report 2015

ABENGOA Annual report on the remuneration of Board directors page. 304
Annual Report 2015

Name	Type	Period	Salary	Fixed remuneration	Allowances	Short-term variable remuneration [14]	Long-term variable remuneration	Remuneration for Board Commission memberships	Severance compensation	Other items	Total Financial year 2015	Total Financial year 2014
Felipe Benjumea Llorente [1]	Executive	01/01-23/09	814		68	3,304			4,484 [11]	7,000 [12]	15,671	4,484
Aplidig, S.L. [2]	Executive	01/01-19/01				2,804					2,804	3,099
Manuel Sánchez Ortega [3]	Executive	01/01-27/07	543		57	3,304			4,484 [11]		8,388	4,484
Javier Benjumea Llorente	Executive	01/01-31/12	1,200		93	1,307					2,600	2,050
José Borrell Fontelles	Independent	01/01-31/12			160			140			300	300
Mercedes Gracia Díez	Independent	01/01-31/12			160			40			200	200
Ricardo Martínez Rico	Independent	01/01-31/12			110			20			130	130
Alicia Velarde Valiente	Independent	01/01-31/12			110			40			150	150
Ricardo Hausmann	Independent	01/01-31/12			280						280	178
José Joaquín Abaurre Llorente	Proprietary	01/01-31/12			110			40			150	150
José Luis Aya Abaurre	Proprietary	01/01-31/12			110			40			150	150
María Teresa Benjumea Llorente [4]	Proprietary	01/01-10/10			43						43	78
Claudi Santiago Ponsa	Proprietary	01/01-31/12			78						78	70
Ignacio Solís Guardiola	Proprietary	01/01-31/12			78						78	78
Fernando Solís Martínez Campos [5]	Proprietary	01/01-10/10			57						57	78
Carlos Sundheim Losada [6]	Proprietary	01/01-10/10			57						57	78
Antonio Fornieles Melero [7]	Independent	19/01-31/12			160			35			195	0
Santiago Seage Medela [8]	Executive	18/05-27/11	543		51						594	0
José Domínguez Abascal [9]	Executive	23/09-31/12	175								175	0
Joaquín Fernández de Piérola Marín [10]	Executive	27/11-31/12	23								23	0
Total			3,298	0	1,782 [13]	10,719	0	355 [13]	8,968	7,000	32,123	15,757

Note (1): Mr. Felipe Benjumea Llorente submitted his resignation from his position as director of Abengoa in writing to the Board of Directors on 23 September 2015 as a result of having been removed as Executive Chairman and as part of certain commitments undertaken by the Company with certain financial entities. The removal of Mr. Felipe Benjumea came about due to a non-negotiable requirement by the underwriting and financing banks within the framework of a capital increase that the Company needed to address. Subsequently, during the third quarter of 2015 until 1 March 2016, he worked as consultant to the Board of Directors, pursuant to the consultancy agreement signed with Abengoa and which was terminated on that same date. Mr. Benjumea Llorente has renounced any sum that he may have been entitled to pursuant to this agreement.
Note (2): Represented by Mr. José B. Terceiro Lomba. Aplidig, S.L. submitted its resignation as director of Abengoa on 19 January 2015.
Note (3): Mr. Sánchez Ortega submitted his resignation from his position as Chief Executive of Abengoa on 18 May 2015, being replaced by Mr. Santiago Seage Medela, and subsequently, on 27 July 2015, also from his position as Company director. Until resigning from his position as Abengoa director on 27 July 2015, Mr. Sánchez Ortega performed certain duties aimed at facilitating the transition and integration of the new Chief Executive of the Company in terms of the service provision business contract.
Note (4): Ms. Benjumea Llorente submitted her resignation as Abengoa director on 18 May 2015, subsequently returning to the Board of Directors on 27 July 2015. Finally, on 10 October 2015, within the framework of the Company's Extraordinary General Shareholders' Meeting held on that same date, she again submits her resignation as director of Abengoa.
Note (5): Mr. Solís Martínez-Campos submitted his resignation as Abengoa director on 10 October 2015, within the framework of the Company's Extraordinary General Shareholders' Meeting held on that same date.
Note (6): Mr. Sundheim Losada submitted his resignation as Abengoa director on 10 October 2015, within the framework of the Company's Extraordinary General Shareholders' Meeting held on that same date.
Note (7): Mr. Fornieles Melero was appointed independent director of Abengoa on 19 January 2015, replacing Aplidig, S.L. Subsequently, on 1 March 2016, Mr. Fornieles Melero was appointed Executive Chairman of Abengoa's Board of Directors, replacing Mr. José Domínguez Abascal.
Note (8): Mr. Seage Medela was appointed director of the Board and Chief Executive of Abengoa on 18 May 2015, replacing Mr. Sánchez Ortega. He subsequently submitted his resignation as Chief Executive of Abengoa and director of the Board on 27 November 2015.

Annual report on the remuneration of Board directors ABENGOA page. 305 As has been described in previous sections, the Company has no share-based remuneration system or any long-term savings system. In the same way, at the time of this report, there were no advances, credits or guarantees granted to members of Abengoa’s Board of Directors. Note (9): Mr. Domínguez Abascal was appointed proprietary director and non-executive Chairman of Abengoa’s Board of Directors on 23 September 2015, replacing Mr. Felipe Benjumea Llorente. Subsequently, on 27 November 2015, Abengoa’s Board of Directors approved that Mr. Domínguez Abascal was to be delegated all powers that may be delegated legally and pursuant to the bylaws. Subsequently, on 1 March 2016, Mr. Domínguez Abascal was removed as Executive Chairman of Abengoa’s Board of Directors, being replaced by Mr. Fornieles Melero, and from that date on held the position of other external director. Note (10): Mr. Fernández de Piérola Marín was appointed Managing Director of Abengoa, replacing Mr. Seage Medela, on 27 November 2015. Until being appointed Managing Director, Mr. Fernández de Piérola Marín carried out the role of Chairman of the Board of Directors of Abengoa México, S.A. de C.V. Subsequently, on 1 March 2016, Mr. Fernández de Piérola Marín was appointed Chief Executive of Abengoa. Note (11): As severance pay due to early termination/post-contractual non-competition agreement. Note (12): As a length of service bonus. Note (13): The total amount accrued is shown, although at the time this report was issued the allowances amount was still pending payment for those relating to the Board of Directors meeting held in December in the 2015 financial year (132,000 euros) and to the Strategy and Technology Commission meetings held in November and December in the 2015 financial year (60,000 euros). Note (14): This corresponds to fulfillment of the objectives set for the 2014 financial year. In the 2015 financial year, the Company paid €2,100 euros for life and accident insurance premiums for the following executive directors: Financial year 2015 Financial year 2014 Name / Type Felipe Benjumea Llorente / Executive 0.4 1 Manuel Sánchez Ortega / Executive 0.3 1 Javier Benjumea Llorente / Executive 0.5 _ Santiago Seage Medela / Executive 0.2 _ José Domínguez Abascal / Executive 0.5 _ Joaquín Fernández de Piérola Marín / Executive 0.1 _ Total 2.1 2 Annual Report 2015

ABENGOA Annual report on the remuneration of Board directors page. 306

Annual Report 2015

b) Remuneration accrued by the directors of Abengoa, S.A. for membership of Boards in other Group companies (in thousands of euros):

Name	Type	Accrual period Financial year 2015	Salary	Fixed remuneration	Allowances	Short-term variable remuneration	Long-term variable remuneration	Remuneration for Board Commission memberships	Severance compensation	Other items	Total Financial year 2015	Total Financial year 2014
Javier Benjumea Llorente [1]	Executive	01/01-31/12			52 [3]						52 [3]	52
María Teresa Benjumea Llorente [2]	Proprietary	01/01-23/12			18						18	24
Total			-	-	70	-	-	-	-	-	70	76

Note (1): Shown as the total remuneration accrued by Mr. Benjumea Llorente in the 2015 financial year due to his membership of the Board of Directors of Abengoa Bioenergía, S.A.
Note (2): Shown as the total remuneration accrued by Ms. Benjumea Llorente in the 2015 financial year due to her membership of the Board of Directors of SIEMA, Sociedad Inversora en Energía y Medioambiente, S.A.
Note (3): The total amount accrued is shown; although at the time this report was issued a sum of 13,000 euros was still pending payment for the allowances of the Abengoa Bioenergía, S.A. Board of Directors meetings.

c) Summary of the remuneration (in thousands of euros):

		Remuneration accrued in the Company				Remuneration accrued in Group companies				Total		
Name	Type	Total remuneration in cash	Amount of shares issued	Gross profit of share options exercised	Total Financial year 2015 company	Total remuneration in cash	Amount of shares issued	Gross profit of share options exercised	Total Financial year 2015 Group	Total Financial year 2015	Total Financial year 2014	Contribution to the savings system during the financial year
Felipe Benjumea Llorente	Executive	15,671	_	_	15,671	_	_	_	_	15,671	4,484	_
Aplidig, S.L. [1]	Executive	2,804	_	_	2,804	_	_	_	_	2,804	3,099	_
Manuel Sánchez Ortega	Executive	8,388	_	_	8,388	_	_	_	_	8,388	4,484	_
Javier Benjumea Llorente	Executive	2,600	_	_	2,600	52	_	_	52	2,652	2,102	_
José Borrell Fontelles	Independent	300	_	_	300	_	_	_	_	300	300	_
Mercedes Gracia Díez	Independent	200	_	_	200	_	_	_	_	200	200	_
Ricardo Martínez Rico	Independent	130	_	_	130	_	_	_	_	130	130	_
Alicia Velarde Valiente	Independent	150	_	_	150	_	_	_	_	150	150	_
Ricardo Hausmann	Independent	280	_	_	280	_	_	_	_	280	178	_
José Joaquín Abaurre Llorente	Proprietary	150	_	_	150	_	_	_	_	150	150	_
José Luis Aya Abaurre	Proprietary	150	_	_	150	_	_	_	_	150	150	_
María Teresa Benjumea Llorente	Proprietary	43	_	_	43	18	_	_	18	61	102	_
Claudi Santiago Ponsa	Proprietary	78	_	_	78	_	_	_	_	78	70	_
Ignacio Solís Guardiola	Proprietary	78	_	_	78	_	_	_	_	78	78	_
Fernando Solís Martínez Campos	Proprietary	57	_	_	57	_	_	_	_	57	78	_
Carlos Sundheim Losada	Proprietary	57	_	_	57	_	_	_	_	57	78	_

ABENGOA Annual report on the remuneration of Board directors page. 307
Annual Report 2015

		Remuneration accrued in the Company				Remuneration accrued in Group companies				Total		
Name	Type	Total remuneration in cash	Amount of shares issued	Gross profit of share options exercised	Total Financial year 2015 company	Total remuneration in cash	Amount of shares issued	Gross profit of share options exercised	Total Financial year 2015 Group	Total Financial year 2015	Total Financial year 2014	Contribution to the savings system during the financial year
Antonio Fornieles Melero	Independent	195	_	_	195	_	_	_	_	195	_	_
Santiago Seage Medela	Executive	594	_	_	594	_	_	_	_	594	_	_
José Domínguez Abascal	Executive	175	_	_	175	_	_	_	_	175	_	_
Joaquín Fernández de Piérola Marín	Executive	23	_	_	23	_	_	_	_	23	_	_
Total		32,123	_	_	32,123	70	_	_	70	32,193	15,833	_

Note (1): Represented by Mr. José B. Terceiro Lomba.

D.2 Relationship between remuneration and profit/loss of the Company

- The essential reference for the variable annual remuneration is the evolution of the EBITDA, whether for Abengoa in general or, for executive directors holding non-general responsibilities, commensurate with the degree of responsibility.
- At the end of the financial year, this basic quantitative element will be considered together with other qualitative non-financial elements aimed at creating long-term value, which may vary from year to year, such as, for example, compliance with the company's internal corporate governance regulations and its policies on risk control and management, which then allows for adjustment of the decision on the actual amount of variable remuneration.
- Based on the criteria established for determining the annual bonus, it is paid in proportion to the degree of compliance with them.

D.3 Result of advisory voting of the General Shareholders' Meeting regarding the annual report on remuneration of the previous financial year

	Number	% of total
Votes cast	5,995,649,505	65.371%

	Number	% of votes cast
Votes in favor	5,577,536,637	93.027%
Votes against	221,913,281	3.701%
Abstentions	196,199,587	3.272%

E. Other information of interest

Regarding the remuneration policy applied at Abengoa, there are no other relevant elements than those already outlined in previous sections of this report.

This annual remuneration report was unanimously approved by a meeting of the Company's Board of Directors held on 30 March 2016.

Auditor’s PCAOB integrated report over financial reporting and internal control 04

Auditor's PCAOB integrated report over financial reporting and internal control ABENGOA Deloitte. Delo1tte S.L. AmericoVcspuc:o.13 ls:a de laCartuja 41092Sevilla Es pana Therefore, the directors prepared the accompanying consolidated financial statements considering the entity's ability to continue as a going concern. The above-mentioned events and their impact on the financial and economic position of the Gronp, as reflected in the accompanying consolidated fmancial statements for 2015, indicate the existence of a significant uncertainty as to the Group's ability to continue to operate as a going concern. Consequently, the recovery of the assets, the settlement of the liabilities and the fulfilment of the guarantee and collateral commitments for the amounts indicated in the accompanying consolidated financial statements will depend on the success of such financial and corporate restructming measures as might be approved, on the performance of the Group companies' operations and on the possible future decisions that the Group's managers may make on dispositions of assets or business lines. Translation of a report originally issued in Spanish In the event of a discrepancy, the Spanish-language version prevails. INDEPENDENT AUDITOR'S REPORT ON CONSOLIDATED FINANCIAL STATEMENTS To the Shareholders of Abengoa, S.A., We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the Company's internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control-I ntegrated Framework (2013) issued by the Committee of Spon soring Organizations of the Treadway Commission, and our report dated April 20, 2016, expressed an unqualified opinion on t11e Company's internal control over fmancial reporting. We have audited the accompanying consolidated statements of financial position of Abengoa, S.A. ("the Parent") and Subsidiaries ("the Company" or "the Group") as of December 31,2015 and 2014, and the related consolidated statements of profit or loss, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for each of the two years in the period ended December 31,2015. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the fmancial statements are free of material misstatement or irregularities. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion. Sevi lle, Spain Apri120, 2016 In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Abengoa, S.A. and Subsidiaries as of December 31,2015 and 2014, and the results of their operations and their cash flows for the years then ended, in conformity with International Financial Reporting Standards as adopted by the European Union ("lFRS-EU"). Notes 2 and 4 to the consolidated financial statements describe the events that occurred in the second half of 2015 which led the Parent's directors to sub mit the notification provided for in Article 5 bis of Spanish Insolvency Law 22/2003 at Seville Commercial Court no. 2 on November 25, 2015, and to request similar proceedings for certain subsidiaries both in Spain and in other countries. On March 16, 2016, the Parent presented its business plan and financial restructuring proposal were previously agreed upon with a significant number of its financial creditors based on the aforementioned plan and which included, inter alia, the adherence of the financial creditors to a seven-month standstill agreement and which, following obtainment of tile majorities required by current legislation, was accepted by Seville Commercial Court no. 2 on April 6, 2016. The aforementioned agreement provides for the negotiation of the restructuring of the Group's debt and capital in order to ensure the viability of its operations. Delo1t:e S.L ln wUI en el Rcg1s:ro MercantJI de Madrid, tomo 13 650. seca6n a•, folio 188, hoja M-54414, 1rscrocrOn 96• c 1 F:8·79104469 DomJc·osocJa PlazaPabJoRuizPoc; sso,1,Tor-ePie<mo.28020,Madnd

ABENGOA Auditor's PCAOB integrated report over financial reporting and internal control

Page 310

Annual Report 2015

Deloitte.

Deloitte S.L.
Américo Vespucio, 13
Isla de la Cartuja
41092 Sevilla
España

Tel.: +34 954 48 93 00
Fax: +34 954 48 93 10
www.deloitte.es

Translation of a report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

INDEPENDENT AUDITOR'S REPORT ON CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders of
Abengoa, S.A.,

We have audited the internal control over financial reporting of Abengoa, S.A. ("the Parent") and subsidiaries ("the Company" or "the Group") as of December 31, 2015, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying *Management's Report on Responsibility for Financial Statements and Internal Control over Financial Reporting*. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the Company's principal executive and financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the consolidated financial statements.

Deloitte S.L. Inscrita en el Registro Mercantil de Madrid, tomo 13.650, sección 8ª, folio 188, hoja M-54414, inscripción 96ª. C.I.F.: B-79104469.
Domicilio social: Plaza Pablo Ruiz Picasso, 1, Torre Picasso, 28020, Madrid.

Because of the inherent limitations of the system of internal control over financial reporting, including the possibility of collusion or improper management override of established controls, material misstatements may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the Company's consolidated financial statements for the year ended December 31, 2015, and our report dated April 20, 2016, expressed an unqualified opinion on those consolidated financial statements and included an emphasis of matter paragraph in relation to the Company's description in Notes 2 and 4 to the consolidated financial statements of the events that occurred in the second half of 2015 which led the Parent's directors to submit the notification provided for in Article 5 bis of Spanish Insolvency Law 22/2003 at Seville Commercial Court no. 2 on November 25, 2015, and to request similar proceedings for certain subsidiaries both in Spain and in other countries. On March 16, 2016, the Parent presented its business plan and financial restructuring proposal were previously agreed upon with a significant number of its financial creditors based on the aforementioned plan and which included, inter alia, the adherence of the financial creditors to a seven-month standstill agreement and which, following obtainment of the majorities required by current legislation, was accepted by Seville Commercial Court no. 2 on April 6, 2016. The aforementioned agreement provides for the negotiation of the restructuring of the Group's debt and capital in order to ensure the viability of its operations. Therefore, the directors prepared the accompanying consolidated financial statements considering the entity's ability to continue as a going concern. The above-mentioned events and their impact on the financial and economic position of the Group, as reflected in the accompanying consolidated financial statements for 2015, indicate the existence of a significant uncertainty as to the Group's ability to continue to operate as a going concern. Consequently, the recovery of the assets, the settlement of the liabilities and the fulfilment of the guarantee and collateral commitments for the amounts indicated in the accompanying consolidated financial statements will depend on the success of such financial and corporate restructuring measures as might be approved, on the performance of the Group companies' operations and on the possible future decisions that the Group's managers may make on dispositions of assets or business lines.

Deloitte, S.L.

Seville, Spain

April 20, 2016

2

ABENGOA Auditor's PCAOB integrated report over financial reporting and internal control Abengoa SA c/Energfa Solar, 1 PalmasAitas 41014 Sevilla (Espana) Tel +(34) 9S 493 70 00 Fax +(34) 9S S41 33 71 abengoal@abengoa.corn WMV.abengoa.com ABENGOA Management's Reports on Responsibility for Financial Statements and Internal Control over Financial Reporting Management's Report on Responsibility for Financial Statements As members of the company management, we are responsible for the preparation of the financial statements as of December 31, 201 5 which have been prepared in accordance with internationa l financial reporting standards and present fairly the Company's financial position, results of operations and cash-flows. The consolidated annual accounts include some amounts that are based on best estimates and judgments made by the company. The consolidated financial statements, as of December 31, 201 5, have been audited by the Company's independents registered public accounting firm, Deloitte, S. L. The purpose of their audit is to express an opinion, which is included in this Annual Report, as to whether the consolidated financial statements as of December 31, 201 5 present fairly, in all material respects, the Company's financial position, results of operations and cash flows. Management's Reports on Internal Control over Financial Reporting The Company's Management is responsible for establishing and maintaining effective internal control over financial reporting. This system is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements under genera lly accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31 , 201 5. In making this assessment, it used the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its assessment and those criteria, management concluded that the Company maintained effective internal control over financial reporting as of December 31,2015 The Company's internal control over financial reporting, as of December 31, 2015, has been audited by Deloitte S.L., an independent registered public accounting firm, as stated in their report which is included herein. There have been no changes in internal controls over financial reporting that occurred during the period covered by this consolidated financial statements that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting. Joaquin Fernandez de Pierola Marin Jesus A Garcia-Quilez Gomez Chief Executive Officer Chief F nancial Officer March 30, 201 6